Form 20-F
period 2021-12-31
SAI.TECH Global Corp
filed 2022-05-31
CIK 1847075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________

FORM 20-F

________________________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report April 29, 2022

Commission file number: 001-40368

________________________________________

SAI.TECH GLOBAL CORPORATION
(Exact name of Registrant as specified in its charter)

________________________________________

Cayman Islands
(Jurisdiction of incorporation or organization)

#01-05 Pearl’s Hill Terrace
Singapore, 168976
(Address of principal executive offices)

Ian Zou
#01-05 Pearl’s Hill Terrace
Singapore, 168976
Telephone: +65 9656 5641
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act

________________________________________

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	SAI	The Nasdaq Stock Market LLC
Warrants exercisable to purchase Ordinary Shares	SAITW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by this shell company report.

On May 25, 2022, the issuer had 12,933,653 Class A Ordinary Shares of par value $0.0001 each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F to the terms “SAI,” the “Company,” “we,” “us” and “our” refer to SAI.TECH Global Corporation, a Cayman Islands exempted holding company, together as a group with its subsidiaries.

Our consolidated financial statements are presented in U.S. dollars. All references in this Annual Report on Form 20-F to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

On April 29, 2022 (the “Closing Date”), SAI.TECH Global Corporation (formerly known as TradeUP Global Corporation), consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated September 27, 2021, by and among the SAITECH Limited, a Cayman Islands exempted company (“Old SAI”), TradeUP Global Corporation, a Cayman Islands exempted company (“TradeUP”), and TGC Merger Sub, a Cayman Islands exempted company (“Merger Sub”). Pursuant to the Business Combination Agreement, each of the following transactions occurred at the closing of the Business Combination:

•        Immediately prior to the date and time at which all documentation and declarations required under the Cayman Act, duly executed and properly filed, became effective (the “Merger Effective Date”), (1) each Class A Ordinary Share, par value $0.0001 per share, of Old SAI outstanding as of immediately prior to the Merger Effective Date was converted into a right to receive a number of Class A Ordinary Shares, par value $0.0001 per share, determined on the basis of an exchange ratio derived from an implied equity value for Old SAI of $188.0 million and $10.00 per share (the “exchange ratio”); and (2) each Class B Ordinary Share, par value $0.0001 per share, of Old SAI outstanding as of immediately prior to the Merger Effective Date was converted into a right to receive a number of Class B Ordinary Shares, par value $0.0001 per share, determined on the basis of the exchange ratio. As of the Closing Date, the exchange ratio was approximately 0.13376;

•        the separate corporate existence of Merger Sub ceased, and Old SAI continued as the surviving entity, and as a wholly-owned subsidiary of TradeUP, which was subsequently renamed SAI.TECH Global Corporation;

•        each outstanding unit of TradeUP immediately prior to the effective time of the Business Combination (the “Merger Effective Time”) was automatically separated, and the holder thereof was deemed to hold one share of TradeUP Class A Ordinary Share, par value $0.0001 per share (each, a “TradeUP Class A Ordinary Share”), and one-half of one redeemable warrant of TradeUP (each, a “TradeUP Warrant”). Each whole TradeUP Warrant entitled the holder to purchase one TradeUP Class A Ordinary Share at the price of $11.50 per share;

•        each issued and outstanding TradeUP Class A Ordinary Share, immediately prior to the Merger Effective Time, was automatically cancelled and exchanged for the right of the holder thereof to receive one Class A Ordinary Share of the Company, par value $0.0001 per share (each, a “Class A Ordinary Share”);

•        each issued and outstanding Class B Ordinary Share of TradeUP, par value $0.0001 per share (each, a “TradeUP Class B Ordinary Share”), immediately prior to the Merger Effective Time, was transferred and exchanged for the right of the holder thereof to receive one TradeUP Class A Ordinary Share, each of which subsequently was transferred and exchanged for a Class A Ordinary Share;

•        each issued and outstanding public warrant of TradeUP, immediately prior to the Merger Effective Time, were automatically converted into the right of the holder thereof to receive one warrant of the Company entitling the holder thereof to purchase one Class A Ordinary Share on substantially the same terms and conditions with respect to the TradeUP Warrants (each, a “SAI Warrant”);

•        following completion of the merger (the “Merger”), holders of 3,492,031 TradeUP Class A Ordinary Shares, remaining after the redemption of 2,071,735 shares, received 3,492,031 Class A Ordinary Shares, holders of 272,247 TradeUP Class B Ordinary Shares received 272,247 Class A Ordinary Shares, and holders of 2,244,493 TradeUP Warrants received SAI Warrants to purchase 2,244,493 Class A Ordinary Shares;

•        following the Merger, TradeUP acquired all of the issued and outstanding shares of the Company from the shareholders of the Company in exchange for the payment, issuance and delivery of the Class A Ordinary Shares and Class B Ordinary Shares to the shareholders of the Company (the “Share Acquisition”). As a result of the Share Acquisition, Old SAI became a wholly owned subsidiary of SAI, and shareholders of Old SAI became shareholders of the Company; and

•        following the completion of the Business Combination, there are an aggregate of 12,933,653 Class A Ordinary Shares issued and outstanding.

Following the closing of the Business Combination, the Company has 12,933,653 Class A Ordinary Shares issued and outstanding, and 2,244,493 SAI Warrants to purchase Ordinary Shares at an exercise price of $11.50 per share issued and outstanding.

As a result of the Business Combination, Old SAI became a wholly-owned subsidiary of TradeUP, subsequently renamed to “SAI.TECH Global Corporation. On May 2, 2022, the Company’s Class A Ordinary Shares and SAI Warrants commenced trading on the Nasdaq Capital Market under the symbols “SAI” and “SAITW”, respectively.

Except as otherwise indicated or required by context, references in this Form 20-F (the “Report”) to “we”, “us”, “our” or the “Company” refer to SAI.TECH Global Corporation, an exempted company incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries.

SELECTED DEFINITIONS

•        “bitcoin” means the type of virtual currency based on an open source cryptographic protocol existing on the Bitcoin Network.

•        “Business Combination” means the transactions contemplated by the Business Combination Agreement, including, the merger;

•        “Business Combination Agreement” means the Business Combination Agreement, as amended dated as of September 27, 2021, among TradeUP, Merger Sub and Old SAI, as amended as of October 20, 2021, and January 26, 2022, and March 22, 2022;

•        “Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of SAI;

•        “Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of SAI;

•        “Closing” means the closing of the Business Combination;

•        “Code” means the Internal Revenue Code of 1986, as amended;

•        “Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as amended, modified, re-enacted or replaced;

•        “current memorandum and articles of association” means the amended and restated certificate memorandum and articles of association of TradeUP, effective April 28, 2021;

•        “Exchange Act” means the Securities Exchange Act of 1934, as amended;

•        “GAAP” means generally accepted accounting principles in the United States;

•        “hash rate” means a measure of the computational power per second used when mining;

•        “Investment Company Act” means the U.S. Investment Company Act of 1940, as amended;

•        “IRS” means the U.S. Internal Revenue Service;

•        “Letter Agreement” means the letter agreement by and among TradeUP, the Sponsor and three directors of TradeUP, as amended by the letter agreement amendment dated September 27, 2021 and further amended by the letter agreement dated January 26, 2022;

•        “Lock-Up Agreements” means (1) the SAI Lock-Up Agreements and (2) the TradeUP Lock-Up Agreement;

•        “merger” means the merger of Merger Sub with SAI, with SAI surviving such merger and SAI becoming a wholly owned subsidiary of TradeUP, pursuant to the Business Combination Agreement;

•        “Merger Sub” means TGC Merger Sub, a Cayman Islands exempted company incorporated with limited liability;

•        “MOFCOM” means the Ministry of Commerce of the People’s Republic of China;

•        “M&A Rules” means the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors (《(關於外國投資者併購境內企業的規定》), which was jointly issued by six PRC regulatory authorities, including the MOFCOM and other government authorities on August 8, 2006 and was effective as of September 8, 2006 and amended on June 22, 2009.

•        “Nasdaq” means The Nasdaq Stock Market LLC;

•        “Old SAI” means SAITECH Limited, a Cayman Islands exempted company, before the Merger Effective Time;

•        “ordinary resolution” means an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares of the company that are present in person or represented by proxy and entitled to vote thereon and who vote at the general meeting;

v

•        “Ordinary Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares;

•        “PBOC” means People’s Bank of China;

•        “PRC” or “China” means the People’s Republic of China;

•        “private shares” are to the aggregate 224,780 Class A Ordinary Shares, at a price of $10.00 per share, issued to the Sponsor in a private placement simultaneously with the closing of the TradeUP IPO and the partial exercise of the underwriters’ over-allotment option to purchase additional units, as were converted in connection with the Closing;

•        “proxy statement/prospectus” means the proxy statement/prospectus included in the Registration Statement on Form F-4 filed with the SEC;

•        “public shares” means TradeUP Class A ordinary shares included in the units issued in the TradeUP IPO;

•        “redemption” means the right of public shareholders to have their public shares redeemed in accordance with the procedures set forth in the proxy statement on From F-4/A filed on March 29, 2022;

•        “Registration Rights Agreement” means the registration rights agreement, dated as of April 28, 2021, among TradeUP and TradeUP initial shareholders;

•        “SAI” means SAI.TECH Global Corporation (formerly named TradeUP Global Corporation) following the consummation of the Business Combination;

•        “SAI Affiliate Lock-Up Agreement” means the lock-up agreement to be entered into by SAI Founder, certain affiliates of SAI and SAI Founder, and the other persons party thereto at the closing;

•        “SAI Founder” means Energy Science Artist Holding Limited, a wholly owned entity controlled by Risheng Li;

•        “SAI Incentive Plan” means SAI.TECH Global Corporation 2022 Equity Incentive Plan;

•        “SAI Shareholder Lock-Up Agreement” means the lock-up agreement to be entered into by the shareholders of SAI at the closing other than shareholders party to the SAI Affiliate Lock-Up Agreement;

•        “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

•        “SEC” means the U.S. Securities and Exchange Commission;

•        “Securities Act” means the U.S. Securities Act of 1933, as amended;

•        “special resolution” means a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued ordinary shares of the company that are present in person or represented by proxy and entitled to vote thereon and who vote at the general meeting;

•        “Sponsor” means TradeUP Global Sponsor LLC, a Cayman Islands limited liability company;

•        “TradeUP Class A ordinary shares” means the Class A ordinary shares, par value $0.0001 per share, of TradeUP;

•        “TradeUP Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of TradeUP, which shares were converted automatically in connection with the merger into TradeUP Class A Ordinary Shares and cease to be outstanding; such shares are also referred to and defined herein as the “founder shares”;

•        “TradeUP initial shareholders” means the Sponsor and each of TradeUP’s directors and officers that hold founder shares;

•        “TradeUP IPO” means TradeUP’s initial public offering, consummated on May 3, 2021, through the sale of 4,488,986 units (including the 488,986 units sold pursuant to the underwriters’ partial exercise of their over-allotment option at $10.00 per unit);

•        “TradeUP Lock-Up Agreement” means the lock-up agreement to be entered into by the Sponsor, certain affiliates of TradeUP and the other persons party thereto at the;

•        “TradeUP Support Agreement” means the support agreement, dated as of September 27, 2021, among the Sponsor certain affiliates of TradeUP and the Sponsor and the other persons party thereto;

•        “TradeUP Warrant(s)” means the warrants included in the units issued in the TradeUP IPO, each of which is exercisable for one TradeUP Class A ordinary share, in accordance with its terms.

•        “trust account” means the trust account that holds a portion of the proceeds of the TradeUP IPO and the sale of the private shares;

•        “units” means one TradeUP Class A ordinary share and one-half of one warrant, whereby each warrant entitles the holder thereto to purchase one TradeUP Class A ordinary share at an exercise price of $11.50 per share, sold in the TradeUP IPO; and

•        “Warrants” means the warrants issued upon the exchange of TradeUP Warrants in connection with the closing of the Business Combination, each of which is exercisable for one Class A Ordinary Share, in accordance with its terms.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding our intentions, beliefs or current expectations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting SAI.TECH Global Corporation. Factors that may impact such forward-looking statements include:

•        the Company’s financial performance following the Business Combination;

•        the ability to maintain the listing of the Company’s Class A Ordinary Shares and SAI Warrants on the Nasdaq Capital Market, following the Business Combination;

•        the Company’s growth strategy, future operations, financial position, estimated revenues and losses, projected capex, prospects and plans;

•        the Company’s strategic advantages and the impact those advantages will have on future financial and operational results;

•        the implementation, market acceptance and success of the Company’s platform and new offerings;

•        the Company’s approach and goals with respect to technology;

•        the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•        the impact of the COVID-19 pandemic on the Company’s business;

•        changes in applicable laws or regulations;

•        the outcome of any known and unknown litigation and regulatory proceedings;

•        the outcome of any legal proceedings that may be instituted against the Company;

•        our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the Business Combination;

•        costs related to the Business Combination;

•        the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities;

•        the Company’s ability to attract and retain users;

•        the Company’s dependence upon third-party licenses;

•        the Company’s lack of control over the providers of our content and their effect on our access to music and other content;

•        the risk that the Company may never achieve or sustain profitability;

•        the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

•        the risk that the Company experiences difficulties in managing its growth and expanding operations;

•        that the Company has identified material weaknesses in its internal control over financial reporting which, if not corrected, could affect the reliability of the Company’s financial statements;

•        the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and

•        other risks disclosed in the Proxy Statement/Prospectus (as defined below).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”) part of the Registration Statement on Form F-4 of the Company (File No. 333-260418) (the “Registration Statement”), which section is incorporated herein by reference. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the United States Securities and Exchange Commission (the “SEC”) after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.     Directors and Senior Management

Not applicable.

B.     Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.     [Reserved]

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Summary Risk Factors

The below summary risks provide an overview of the material risks we are exposed to in the normal course of our business activities. The below summary risks do not contain all of the information that may be important to you, and you should read the summary risks below together with the more detailed discussion of risks set forth following this section under the heading “Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:

•        We have a limited operating history in an evolving and highly volatile industry and are undergoing a business transition, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

•        Our operating results may fluctuate due to the highly volatile nature of cryptocurrencies in general and, specifically, bitcoin.

•        Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of mining machines and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

•        If bitcoin or other cryptocurrencies are determined to be investment securities, and we hold a portion of assets in such cryptocurrency, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

•        If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

•        There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of digital assets, such as cryptocurrencies, in a manner that adversely affects our business, prospects or operations.

•        The loss or destruction of any private keys required to access our digital wallet may be irreversible. If we are unable to access our private keys (whether due to loss, destruction, security incident or otherwise), it could cause direct financial loss, regulatory scrutiny and reputational harm.

•        Distributing digital assets in connection with our mining pool business involves risks, which could result in loss of customer assets, customer disputes and other liabilities, adversely impact our business, results of operations and/or financial condition.

•        If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

•        Significant contributors to all or a network for any particular digital asset, such as bitcoin, could propose amendments to the respective network’s protocols and software that, if accepted and authorized by such network, could adversely affect our business.

•        The supply of bitcoin is limited, and production of bitcoin is negatively impacted by the bitcoin halving protocol expected every four years.

•        Any periodic adjustments to the digital asset networks, such as bitcoin, regarding the difficulty for block solutions, with reductions in the aggregate hash rate or otherwise, could have a material adverse effect on our business, prospects, financial condition, and operating results. If the award of new bitcoin for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power, or hash rate, to solve blocks and confirmations of transactions on the bitcoin blockchain could be slowed.

•        Bitcoin and any other cryptocurrencies that could be held by us are not insured and not subject to FDIC or SIPC protections.

•        As a company with operations and opportunities outside of the U.S., we may face additional burdens and be subject to a variety of additional risks or considerations associated with companies operating in an international setting that may negatively impact our operations.

•        If relations between the United States and foreign governments deteriorate, it could affect our operations and cause our goods and services to become less attractive.

•        Though we have a Singapore-based auditor and a U.S. based predecessor auditor that are registered with the PCAOB and currently subject to PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate the company’s auditors because of a position taken by an authority in a foreign jurisdiction, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities.

•        The PRC government may exert, at any time, with little to no notice, substantial interventions and influences over the manner in which a business must conduct its business operations that cannot always be expected nor anticipated, if such business has some presence/operations in China. If the PRC government at any time substantially intervenes, influences, or establishes new policies, regulations, rules, or laws in a business’s industry, such substantial intervention or influence may result in a material change to such business’s operations and the value of our Class A Ordinary Shares, including causing the value of such securities to significantly decline or be worthless.

•        PRC regulations relating to offshore investment activities by PRC residents may expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

•        Recent events in Kazakhstan, including national unrest and tightened regulation to digital assets mining activities caused by protests over surging fuel prices, have caused significant national disruptions in energy and internet access that, if not promptly remedied, may have an adverse impact on our operations and continued financial stability.

•        As a result of our plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, our tax rate may fluctuate, our tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or we may be subject to future changes in tax law, the impacts of which could adversely affect our after-tax profitability and financial results.

•        Unfavorable global economic, business or political conditions, such as the global COVID-19 pandemic and the disruption caused by various countermeasures to reduce its spread, could adversely affect our business, prospects, financial condition, and operating results.

•        We are obligated to develop and maintain proper and effective internal controls over financial reporting. We have identified material weaknesses in our internal control over financial reporting and we may experience additional material weaknesses or significant deficiencies in the future. Any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of the Class A Ordinary Shares.

In addition to the other information contained in this Annual Report on Form 20-F , we have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, or results of operation. Investors should carefully consider the risks described below together with all of the other information in this Annual Report on Form 20-F , including our consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 20-F and in our other filings with the SEC, before making an investment decision. The trading price of our securities could decline due to any of these risks, and investors may lose all or part of their investment. In this section, unless the context otherwise requires, “SAI,” “we,” “us” and “our” refer to SAI.TECH Global Corporation, a Cayman Islands exempted holding company, together as a group with its subsidiaries including the Operating Subsidiaries.

Risks Related to Our Business, Industry and Operations

We have a limited operating history in an evolving and highly volatile industry and are undergoing a business transition, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We began our operations in 2019 and since then our business model has continued to evolve. We are undergoing a transformation and began bitcoin mining in late 2021. Our bitcoin mining business is in its early stages, and bitcoin, energy pricing and bitcoin mining economics are volatile and subject to uncertainties. Our current strategy will continue to expose it to the numerous risks and volatility associated with the bitcoin mining and power generation sectors, including fluctuating bitcoin prices, the costs of bitcoin mining machines, the number of market participants mining bitcoin, the availability of other power generation facilities to expand operations and regulatory changes.

As digital assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve, including as part of evolution in their regulatory treatment on the international markets and the countries where we operate. Furthermore, from time to time we may modify aspects of our business model or engage in various strategic initiatives, which may be complimentary to our mining operations. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business, damage our reputation and limit our growth. Additionally, any such changes to our business model or strategy could cause us to become subject to additional regulatory scrutiny and a number of additional requirements, including licensing and permit requirements. All of the abovementioned factors may impose additional compliance costs on our business and higher expectations from regulators regarding risk management, planning, governance and other aspects of our operations.

If, among other things, the price of bitcoin declines or mining economics become prohibitive, we could incur future losses. Such losses could be significant as it incurs costs and expenses associated with recent investments and potential future acquisitions, as well as legal and administrative related expenses. While we closely monitor our cash balances, cash needs and expense levels, significant expense increases may not be offset by a corresponding increase in revenue or a significant decline in bitcoin prices could significantly impact our financial performance.

Our operating results may fluctuate due to the highly volatile nature of cryptocurrencies in general and, specifically, bitcoin.

All of our sources of revenue will be dependent on cryptocurrencies and, specifically, bitcoin, and the broader blockchain and bitcoin mining ecosystem. Due to the highly volatile nature of the cryptocurrency markets and the prices of cryptocurrency assets, our operating results may fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader cryptocurrency ecosystem. Our operating results may fluctuate as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

•        changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, or our operations specifically;

•        difficulty in obtaining new hardware and related installing costs;

•        access to cost-effective sources of electrical power;

•        adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;

•        increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

•        system errors, failures, outages and computer viruses, which could disrupt our ability to continue operating;

•        power outages and certain other events beyond our control, including natural disasters and telecommunication failures;

•        breaches of security or privacy;

•        macroeconomic conditions;

•        our ability to attract and retain talent; and

•        our ability to compete with our existing and new competitors.

As a result of these factors, it may be difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the bitcoin mining ecosystem, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates, and our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the trading price of our Class A Ordinary Shares may increase or decrease significantly.

Delays in the expansion of existing hosting facilities or the construction of new hosting facilities or significant cost overruns could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations.

Since June 2021, we have entered global market and firstly arrived at Kazakhstan seeking hosting facilities to relocate our customers’ mining machines. The first facility in Uralsk in Kazakhstan in scale of 15MW in cooperation with our power supply partner and hosting customers became operational in the fourth quarter of 2021. The 90 MW in Phase II expansion plan in the same site has been delayed and is currently being renegotiated between us and business partners in consideration of recent development in Kazakhstan. See “Business Overview — Recent Developments — Kazakhstan”. We also sent testing mining machines to Mexico and the United States in the first quarter of 2022 and are in negotiation of hosting agreements with various potential hosting facilities to expand our mining operation in those countries. See “Business Overview — Transition and Expansion into Global Market”. While the remaining definitive agreements in respect of those power arrangements and hosting agreements are currently in various stages of negotiation, we cannot guarantee that we will be able to successfully enter into the definitive agreements for our planned power arrangements. If we experience significant delays in the supply of power required to support any hosting facility expansion or new construction, the progress of such projects could deviate from our original plans, which could cause material and negative effects on our revenue growth, profitability and results of operations. Furthermore, although we expect these definitive agreements to include provisions allowing us to secure the sites for our data centers, actually securing these sites on terms acceptable to our management team may not occur within our timing expectations or at all. Securing the sites for our data centers may also be subject to various governmental approvals and require entry into ancillary agreements.

If we are forced to locate alternative sites, we may not be successful in identifying adequate replacement sites to house our mining machines. Even if we identify such sites, we may not be successful in leasing the necessary facilities at rates that are economically viable to support our mining activities.

Even if we successfully secure the sites for our data centers, in the future, we may not be able to renew those on acceptable terms, in which case we would need to relocate our established mining operations. Relocating any mining operation may force us to incur the costs to transition to a new facility including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new lease, de-installation at our current facility and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our mining machines to a new facility. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results.

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of mining machines and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

Mining bitcoin requires massive amounts of electrical power, and electricity costs are expected to account for a significant portion of our overall costs. The availability and cost of electricity will restrict the geographic locations of our mining activities. Any shortage of electricity supply or increase in electricity costs in any location where we plan to operate may negatively impact the viability and the expected economic return for bitcoin mining activities in that location.

Further, our business model can only be successful, and our mining operations can only be profitable if the costs, including electrical power costs, associated with bitcoin mining are lower than the price of bitcoin itself. As a result, any mining operation we establish can only be successful if we can obtain sufficient electrical power for that site on a cost-effective basis, and our establishment of new mining data centers requires us to find sites where that is the case. Even if our electrical power costs do not increase, significant fluctuations in, and any prolonged periods of, low bitcoin prices may also cause our electrical supply to no longer be cost-effective.

If we are unable to successfully enter into those definitive agreements with power providers or our counterparties fail to perform their obligations under such agreements, we may be forced to look for alternative power providers. There is no assurance that we will be able to find such alternative suppliers on acceptable terms in a timely manner or at all.

Furthermore, there may be significant competition for suitable cryptocurrency mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up cryptocurrency mining operations in certain locations. They can also restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage or may otherwise potentially restrict or prohibit the provision of electricity to mining operations. For example, at the beginning of January 2022, surges in fuel prices triggered national unrest throughout Kazakhstan, which subsequently resulted in significant disruptions to the nation’s bitcoin mining operations’ access to reliable sources of energy and internet access. From January 24, 2022 to January 31, 2022, the state-run Kazakhstan Electricity Grid Operating Company additionally cut off the nation’s electricity to bitcoin and cryptocurrency mining companies. As a result, during this time period, bitcoin and cryptocurrency miners will not have access to power for bitcoin and cryptocurrency mining purposes and will be required to halt their operations. The power cut-off to our and others bitcoin mining company operations during January 2022 negatively impacted our operations for the period, though we have resumed power supply and hosting agreement currently. New ordinances and other regulations at the federal, state and local levels can also be introduced at any time. For example, on June 25, 2021, Kazakhstani President Kassym-Zhomart Tokaev signed legislation officially legalizing crypto-mining in Kazakhstan. As part of this law, Kazakhstan introduced and enforced a new tax, stipulating a fee of one tenge per 1 kilowatt-hour (kW/h) for miners, starting on January 1, 2022. In the first quarter of 2022, our legal counsel in Kazakhstan advised us that the Kazakhstan government partially supports a few amendments to the existing tax code applying to digital asset mining companies in the country, including improving the fee rate based on electricity consumption per kWh that the government charges digital asset miners from the current 1 tenge (about $0.0023 US dollar) per kWh to a higher rate, based on different types of electricity they consume and/or different level of total power consumption scale they consume. The amendments proposal also includes enhancing regulation to digital asset mining activities and control of the power supply. As the date of the Annual Report on Form 20-F , the government is still in discussion and drafting of the final amendments to the Tax Code and any laws related to digital asset mining activities and have not brought any of such amendments into enforcement. However, such new orders and regulations could be introduced any time in the country and similarly, in any other countries we plan to expand our mining operations into. Specifically, those can be triggered by certain adverse weather conditions or natural disasters, see “Risk Factors — Risks Related to Our Business, Industry, and Operations — We will be vulnerable to severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.”

Furthermore, if cryptocurrency mining becomes more widespread, government scrutiny related to restrictions on cryptocurrency mining facilities and their energy consumption may significantly increase. The considerable consumption of electricity by mining operators may also have a negative environmental impact, including contribution to climate change, which could set the public opinion against allowing the use of electricity for bitcoin mining activities. This, in turn, could lead to governmental measures restricting or prohibiting the use of electricity for bitcoin mining activities. Any such development in the jurisdictions where we plan to operate could increase our compliance burdens and have a material adverse effect on our business, prospects, financial condition, and operating results.

Additionally, our mining operations could be materially adversely affected by power outages and similar disruptions. Given the power requirements for our mining equipment, it would not be feasible to run this equipment on back-up power generators in the event of a government restriction on electricity or a power outage. If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

We may be affected by price fluctuations in the wholesale and retail power markets.

While we anticipate that the majority our power and hosting arrangements will contain fixed power prices, we expect that they may contain certain price adjustment mechanisms in case of certain events. Furthermore, some portion of our power and hosting arrangements is expected to have merchant power prices, or power prices reflecting market movements.

Market prices for power, generation capacity and ancillary services, are unpredictable. Depending upon the effectiveness of any price risk management activity undertaken by us, an increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:

•        increases and decreases in generation capacity;

•        changes in power transmission or fuel transportation capacity constraints or inefficiencies;

•        volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;

•        technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

•        federal and state power, market and environmental regulation and legislation; and

•        changes in capacity prices and capacity markets.

If we are unable to secure power supply at prices or on terms acceptable to us, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

Our business is dependent on a small number of digital asset mining equipment suppliers.

Our business is dependent upon digital asset mining equipment suppliers such as Bitmain Technologies, Ltd (“Bitmain”) providing an adequate supply of new generation digital asset mining machines at economical prices to customers intending to purchase our hosting and other solutions. The growth in our business is directly related to increased demand for hosting services and digital assets such as bitcoin which is dependent in large part on the availability of new generation mining machines offered for sale at a price conducive to profitable digital asset mining, as well as the trading price of digital assets such as bitcoin. The market price and availability of new mining machines fluctuates with the price of bitcoin and can be volatile. Higher bitcoin prices increase the demand for mining equipment and increases the cost. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. There are no assurances that digital asset mining equipment suppliers, such as Bitmain, will be able to keep pace with any surge in demand for mining equipment. Further, manufacturing mining machine purchase contracts are not favorable to purchasers, and we may have little or no recourse in the event a mining machine manufacturer defaults on its mining machine delivery commitments. If we and our customers are not able to obtain a sufficient number of digital asset mining machines at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be negatively impacted.

Our business is capital intensive, and failure to obtain the necessary capital when needed may force us to delay, limit or terminate our expansion efforts or other operations, which could have a material adverse effect on our business, financial condition and results of operations.

The costs of constructing, developing, operating and maintaining digital asset mining and hosting facilities, and owning and operating a large fleet of the latest generation mining equipment are substantial. Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining digital assets are lower than the price of the digital assets we mine when we sell them. Our mining machines experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control. Additionally, as the technology evolves, we may acquire newer models of mining machines to remain competitive in the market. Over time, we replace those mining machines which are no longer functional with new mining machines purchased from third-party manufacturers, who are primarily based in China.

As mining machines become obsolete or degrade due to ordinary wear and tear from usage or are lost or damaged due to factors outside of our control, these mining machines will need to be repaired or replaced along with other equipment from time to time for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on availability of new mining machines and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement mining machines at scale, we may be unable to remain competitive in our highly competitive and evolving industry.

Moreover, in order to grow our hosting business, we need additional hosting facilities to increase our capacity for more mining machines. The costs of constructing, developing, operating and maintaining hosting facilities and growing our hosting operations may increase in the future, which may make it more difficult for us to expand our business and to operate our hosting facilities profitably.

We will need to raise additional funds through equity or debt financings in order to meet our operating and capital needs. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. An inability to generate sufficient cash from operations or to obtain additional debt or equity financing would adversely affect our results of operations. Additionally, if this happens, we may not be able to mine digital assets as efficiently or in similar amounts as our competition and, as a result, our business and financial results could suffer.

Our success depends in large part on our ability to mine digital assets profitably in the future and to attract customers for our hosting capabilities. Increases in power costs or our inability to mine digital assets efficiently and to sell digital assets at favorable prices will reduce our operating margins, impact our ability to attract customers for our services and harm our growth prospects and could have a material adverse effect on our business, financial condition and results of operations.

Our growth depends in large part on our ability to successfully mine digital assets in the future and to attract customers for our hosting capabilities. We may not be able to attract customers to our hosting capabilities for a number of reasons, including if:

•        there is a reduction in the demand for our services due to macroeconomic factors in the markets in which we operate;

•        we fail to provide competitive pricing terms or effectively market them to potential customers;

•        we provide hosting services that are deemed by existing and potential customers or suppliers to be inferior to those of our competitors, or that fail to meet customers’ or suppliers’ ongoing and evolving program qualification standards, based on a range of factors, including available power, preferred design features, security considerations and connectivity;

•        businesses decide to host internally as an alternative to the use of our services;

•        we fail to successfully communicate the benefits of our services to potential customers;

•        we are unable to strengthen awareness of our brand;

•        we are unable to provide services that our existing and potential customers’ desire; or

•        our customers are unable to secure an adequate supply of new generation digital asset mining equipment to host with us.

If we are unable to obtain hosting customers at favorable pricing terms or at all, it could have a material adverse effect on our business, financial condition and results of operations.

If we do not accurately predict our hosting and self-mining facility requirements and percentage of capacity that utilizes waste heat to save energy cost, it could have a material adverse effect on our business, financial condition and results of operations.

The costs of building out, leasing and maintaining our hosting and self-mining facilities constitute a significant portion of our capital and operating expenses. In order to manage growth and ensure adequate capacity for our digital mining operations and new and existing hosting customers while minimizing unnecessary excess capacity costs, we continuously evaluate our short- and long-term data center capacity requirements. Our chip liquid cooling and waste heat recovery technology and SAIHUB CAB equipment were only tested in our pilot programs in China, which terminated in June 2021, and we have not tested the technology and equipment in any other countries as the date of this Annual Report on Form 20-F. Although we have made progress to install SAIHUB CAB data centers in global market including North American countries and European countries and are also in active discussions with local potential heat user partners, there is no guarantee of immediate operation of such data centers due to the required process of market research, due diligence and business negotiation of these potential installation projects. If we overestimate our business’ capacity requirements or the demand for our heat supply data centers and secure less data center capacity, our operating margins could be materially reduced. If we underestimate our data center capacity requirements, we may not be able to service the expanding needs of our existing customers and may be required to limit new customer acquisition, which could have a material adverse effect on our business, financial condition and results of operations.

Our projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding the demand for our hosting services and the adoption of bitcoin and other digital assets. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations in any given quarter or fiscal year.

We operate in a rapidly changing and competitive industry and our projections are subject to the risks and assumptions made by management with respect to our industry. Operating results are difficult to forecast as they generally depend on our assessment of the timing of adoption and use of bitcoin and other digital assets, which is uncertain. Furthermore, as we invest in the development of our hosting and self-mining business in the future, whether because of competition or otherwise, we may not recover the often substantial up-front costs of constructing, developing and maintaining our hosting facilities and purchasing the latest generation of mining machines or recover the opportunity cost of diverting management and financial resources away from other opportunities. Additionally, our business may be affected by reductions in miner demand for hosting facilities and services and the price of bitcoin and other digital assets as a result of a number of factors which may be difficult to predict. Similarly, our assumptions and expectations with respect to margins and the pricing of our hosting services and market price of bitcoin or other digital assets we mine may not prove to be accurate. This may result in decreased revenue, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in revenue. This inability could cause our operating results in a given quarter or year to be higher or lower than expected. If actual results differ from our estimates, analysts or investors may negatively react and our stock price could be materially impacted.

We have experienced difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide us with customary financial products and services, which could have a material adverse effect on our business, financial condition and results of operations.

As an early stage company with operations focused in the digital asset transaction processing industry, we have in the past experienced, and may in the future experience, difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide us with customary leasing and financial products and services, such as bank accounts, lines of credit, insurance and other related services, which are necessary for our operations. Such difficulties may be exacerbated by proposed regulations under the America COMPETES Act of 2022 which grant the Secretary of Treasury the authority to permanently suspend, without public notice, financial services or accounts for any entity deemed to be of money laundering concern. Such enhanced authority, or other similar future regulations, may be used to prevent entities associated with cryptocurrency, including our company, from access to financial services in the United States or other jurisdictions.

To the extent a significant portion of our business consists of digital asset transaction mining, processing or hosting, we may in the future continue to experience difficulty obtaining additional financial products and services on customary terms, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in tariffs or import restrictions could have a material adverse effect on our business, financial condition and results of operations.

Equipment necessary for digital asset mining is almost entirely manufactured in Asian countries especially from China. There is currently significant uncertainty about the future relationship between these Asian countries and various other countries, including Kazakhstan, the United States, the European Union, Canada, and Mexico, with respect to trade policies, treaties, tariffs and customs duties, and taxes. For example, since 2019, the U.S. government has implemented significant changes to U.S. trade policy with respect to China. These tariffs have subjected certain digital asset mining equipment manufactured overseas to additional import duties of up to 25%. The amount of the additional tariffs and the number of products subject to them has changed numerous times based on action by the U.S. government. These tariffs have increased costs of digital asset mining equipment, and new or additional tariffs or other restrictions on the import of equipment necessary for digital asset mining could have a material adverse effect on our business, financial condition and results of operations when we expand to global market.

Our historical financial results may not be indicative of our future performance.

In 2019, we generated no revenue and incurred losses and may continue to incur losses for the foreseeable future. We had a net loss of $0.1 million for the period from March 28, 2019 (inception) through December 31, 2019 and a net income of $0.4 million for the fiscal year ended December 31, 2020. As of December 31, 2021, our accumulated deficit was $16.4 million. Our historical results are not indicative of our future performance. If we are not able to successfully develop our business, it will have a material adverse effect on our business, financial condition and results of operations.

We will be vulnerable to severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Our business will be subject to the risks of severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm our business.

We are exposed to risk of nonperformance by counterparties, including our counterparties under the planned power and hosting arrangements.

We are exposed to risk of nonperformance by counterparties, whether contractual or otherwise. Risk of nonperformance includes inability or refusal of a counterparty to perform because of a counterparty’s financial condition and liquidity or for any other reason. For example, our counterparties under the planned power and hosting arrangements may be unable to deliver the required amount of power for a variety of technical or economic reasons. Furthermore, there is a risk that during a period of power price fluctuations or prolonged or sharp power price increases on the market, our counterparties may find it economically preferable to refuse to supply power to us, despite the contractual arrangements. Any significant nonperformance by counterparties, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Mining machines rely on components and raw materials that may be subject to price fluctuations or shortages, including ASIC chips that have been subject to an ongoing significant shortage.

In order to build and sustain our self-mining operations we will depend on third parties to provide us with ASIC chips and other critical components for our mining equipment, which may be subject to price fluctuations or shortages. For example, the ASIC chip is the key component of a mining machine as it determines the efficiency of the device. The production of ASIC chips typically requires highly sophisticated silicon wafers, which currently only a small number of fabrication facilities, or wafer foundries, in the world are capable of producing. We believe that the current microchip shortage that the entire industry is experiencing leads to price fluctuations and disruption in the supply of key miner components. Specifically, the ASIC chips have recently been subject to a significant price increases and shortages.

There is also a risk that a manufacturer or seller of ASIC chips or other necessary mining equipment may adjust the prices according to bitcoin, other cryptocurrency prices or otherwise, so the cost of new machines could become unpredictable and extremely high. As a result, at times, we may be forced to obtain mining machines and other hardware at premium prices, to the extent they are even available. Such events could have a material adverse effect on our business, prospects, financial condition, and operating results.

We are exposed to risks related to disruptions or other failures in the supply chain for cryptocurrency hardware and difficulties in obtaining new hardware.

Manufacture, assembly and delivery of certain components and products for mining operations could be complex and long processes, in the course of which various problems could arise, including disruptions or delays in the supply chain, product quality control issues, as well other external factors, over which we have no control.

Our mining operations can only be successful and ultimately profitable if the costs associated with bitcoin mining, including hardware costs, are lower than the price of bitcoin itself. In the course of the normal operation of our cryptocurrency mining facilities, our mining machines and other critical equipment and materials related to data center construction and maintenance, such as containers, switch gears, transformers and cables, will experience ordinary wear and tear and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. Declines in the condition of our mining machines and other hardware will require us, over time, to repair or replace those mining machines. Additionally, as the technology evolves, we may be required to acquire newer models of mining machines to remain competitive in the market. Any replacement of hardware may require substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis.

Our business will be subject to limitations inherent within the supply chain of certain of our components, including competitive, governmental, and legal limitations, and other events. For example, we expect that we will significantly rely on foreign imports to obtain certain equipment and materials. We anticipate that the cryptocurrency mining machines for our operations will be imported from China and other parts of equipment and materials, including ASIC chips, will be manufactured in and imported from South Korea or Taiwan. Any global trade disruption, introductions of tariffs, trade barriers and bilateral trade frictions, together with any potential downturns in the global economy resulting therefrom, could adversely affect our necessary supply chains. Our third-party manufacturers, suppliers and subcontractors may also experience disruptions by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions, such as those that were triggered by the COVID-19 pandemic, for example. Depending on the magnitude of such effects on our supply chain, shipments of parts for our mining machines, or any new mining machines that we order, may be delayed.

Furthermore, the global supply chain for cryptocurrency mining machines is presently heavily dependent on China, which has been severely affected by the China as a main supplier of cryptocurrency mining machines has been called into question in the wake of the COVID-19 pandemic. China has also in the past limited the shipment of products in and out of its borders, which could negatively impact our ability to receive mining equipment from our China-based suppliers. Should similar outbreaks or other disruptions to the China-based global supply chain for cryptocurrency hardware occur, such as, for example, as result of worsening of the U.S. trade relations with China, including imposition of new tariffs, trade barriers and bilateral trade frictions, we may not be able to obtain adequate equipment from the manufacturer on a timely basis. Such events could have a material adverse effect on our business, prospects, financial condition, and operating results.

The properties in our mining network may experience damages, including damages that are not covered by insurance.

Cryptocurrency mining sites are subject to a variety of risks relating to physical condition and operation, including:

•        the presence of construction or repair defects or other structural or building damage;

•        any noncompliance with, or liabilities under, applicable environmental, health or safety regulations or requirements or building permit requirements;

•        any damage resulting from extreme weather conditions or natural disasters, such as hurricanes, earthquakes, fires, floods and snow or windstorms; and

•        claims by employees and others for injuries sustained at our properties.

For example, our cryptocurrency mining facilities could be rendered inoperable, temporarily or permanently, as a result of, among others, a fire or other natural disasters. The security and other measures we anticipate to take to protect against these risks may not be sufficient.

Additionally, our mines could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity.

The loss of any of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

We have limited operating history, and our success and future growth will to a significant degree depend on the skills and services of our management, including our Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. We will need to continue to grow our management in order to alleviate pressure on our existing team and in order to set up and develop our business. If our management, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be significantly harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

Furthermore, the loss of key members of our management could inhibit our growth prospects. Our future success depends, in large part, on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, who have a sound understanding of our business and the cryptocurrency industry, for example, specialists in power contract negotiations and management, as well as data center specialists. As cryptocurrency, and specifically bitcoin, mining, is a new and developing field, the market for highly qualified personnel in this industry is particularly competitive and we may be unable to attract such personnel. If we are unable to attract such personnel, it could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may experience difficulties in effectively managing our expansion of hosting capacity and, subsequently, managing our growth and expanding our operations.

We expect to experience significant growth in the scope of our operations. Our ability to manage our hosting capacity and our plan to expand our self-mining capacity will require us to build upon and to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Additionally, rapid growth in our business may place a strain on our managerial, operational and financial resources and systems. We may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business, prospects, financial condition and operating results could be adversely affected.

Unfavorable global economic, business or political conditions, such as the global COVID-19 pandemic and the disruption caused by various countermeasures to reduce its spread, could adversely affect our business, prospects, financial condition, and operating results.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including conditions that are outside of our control, such as the impact of the current outbreak of the novel coronavirus disease (“COVID-19”). The COVID-19 pandemic that was declared on March 11, 2020 has caused significant economic dislocation in the United States and globally as governments of more than 80 countries across the world, including the United States, introduced measures aimed at preventing the spread of COVID-19, including, amongst others, travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, quarantines and the imposition of both local and more widespread “work from home” measures. The spread of COVID-19 and the imposition of related public health measures have resulted in, and are expected to continue to result in, increased volatility and uncertainty in the cryptocurrency space. Any severe or prolonged economic downturn, as result of the COVID-19 pandemic or otherwise, could result in a variety of risks to our business and we cannot anticipate all the ways in which the current economic climate and financial market conditions could adversely impact our business.

We may experience disruptions to our business operations resulting from supply interruptions, quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs. For example, we may experience delays in construction and delays in obtaining necessary equipment in a timely fashion. If we are unable to effectively set up and service our mining machines, our ability to mine bitcoin will be adversely affected. The future impact of the COVID-19 pandemic is still highly uncertain and there is no assurance that the COVID-19 pandemic or any other pandemic, or other unfavorable global economic, business or political conditions, will not materially and adversely affect our business, prospects, financial condition, and operating results.

We will operate in a fast growing industry, and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The cryptocurrency ecosystem is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. In the future, we expect competition to further intensify with existing and new competitors, some of which may have substantially greater liquidity and financial resources than we do. We compete against a number of companies operating within Kazakhstan, the United States and other countries in the global mining market. We may not be able to compete successfully against present or future competitors. We may not have the resources to compete with larger providers of similar services and, consequently, may experience great difficulties in expanding and improving our operations to remain competitive.

Competition from existing and future competitors could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business model. Furthermore, we anticipate encountering new competition if we expand our operations to new locations geographically and into wider applications of blockchain, cryptocurrency mining and mining farm operations. If we are unable to expand and remain competitive, our business, prospects, financial condition and operating results could be adversely affected.

We may acquire other businesses, form joint ventures or make other investments that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expenses.

From time to time, we may consider potential acquisitions, joint venture or other investment opportunities. We cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into the existing business and could assume unknown or contingent liabilities.

Any future acquisitions also could result in the issuance of stock, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize.

To finance any acquisitions or joint ventures, we may choose to issue shares of common stock, preferred stock or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing shareholders or provide rights to such preferred stockholders in priority over our common stock holders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using stock as consideration.

If we fail to develop, maintain, and enhance our brand and reputation, our business, operating results, and financial condition may be adversely affected.

We anticipate that our brand and reputation, particularly in the cryptocurrency ecosystem, will be an important factor in success and development of our business. As part of our strategy, we will seek to structure our relationships with our power suppliers and other potential partners as long-term partnerships. Thus, maintaining, protecting, and enhancing our reputation is also important to our development plans and relationships with our power suppliers, service providers and other counterparties.

Furthermore, we believe that the importance of our brand and reputation may increase as competition further intensifies. Our brand and reputation could be harmed if we fail to perform under our agreements or if our public image were to be tarnished by negative publicity, unexpected events or actions by third parties. Unfavorable publicity about us, including our technology, personnel, and bitcoin and cryptoassets generally could have an adverse effect on the engagement of our partners and suppliers and may result in our failure to maintain or expand our business and successfully execute our business model.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results, and financial condition.

Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we plan to devote significant resources to develop policies and procedures to identify, monitor and manage our risks, we cannot assure you that our policies and procedures will always be effective against all types of risks, including unidentified or unanticipated risks, or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments.

We may not be able to adequately protect our intellectual property rights and other proprietary rights, which could have a material adverse effect on business, financial condition and results of operations.

We may not be able to obtain broad protection in Kazakhstan or internationally for all of our existing and future intellectual property and other proprietary rights, and we may not be able to obtain effective protection for our intellectual property and other proprietary rights in every country in which we operate. Protecting our intellectual property rights and other proprietary rights may require significant expenditure of our financial, managerial and operational resources. Moreover, the steps that we may take to protect our intellectual property and other proprietary rights may not be adequate to protect such rights or prevent third parties from infringing or misappropriating such rights. Any of our intellectual property rights and other proprietary rights, whether registered, unregistered, issued or unissued, may be challenged by others or invalidated through administrative proceedings and/or litigation.

We may be required to spend significant resources to secure, maintain, monitor and protect our intellectual property rights and other proprietary rights. Despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. We may initiate claims, administrative proceedings and/or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights to enforce and/or maintain the validity of such rights. Any such action, if initiated, whether or not it is resolved in our favor, could result in significant expense to us, and divert the efforts of our technical and management personnel, which may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

To protect all of our confidential and proprietary information, we plan to rely upon trademarks, copyright and trade secret protection, as well as potentially patents, non-disclosure agreements and invention assignment agreements with employees, consultants and third parties. Some elements of our business model are based on unpatented trade secrets and know-how that are not publicly disclosed. In addition to contractual measures, we plan to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information.

The security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed, which could have an adverse effect on our business, operating results, and financial condition.

Third Parties may claim that we are infringing upon their intellectual property rights, which may prevent of inhibit our operations and cause us to suffer significant litigation expense even if these claims have no merit.

Our success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the cryptocurrency space, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets solely for the purpose of making claims of infringement to extract settlements from companies like ours.

Our use of third-party intellectual property rights may be subject to claims of infringement or misappropriation. From time to time, third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments.

Furthermore, the occurrence of infringement claims may be likely to grow as the cryptocurrency ecosystem grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.

Risks Related to Government Regulation Regulatory Framework

If bitcoin or other cryptocurrencies are determined to be investment securities, and we hold a significant portion of its assets in such cryptocurrency, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this Annual Report on Form 20-F, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, bitcoin and Ethereum are the only cryptocurrencies that senior officials at the SEC have publicly stated are unlikely to be considered securities. With respect to all other cryptocurrencies, there is no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws.

Under the Investment Company Act, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of cryptocurrencies as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the cryptocurrencies that we mine, own, or otherwise acquire may be deemed “securities” or “ investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.

If we were unable to qualify for an exemption from registration as an investment company or fail to take adequate steps within the one-year grace period for inadvertent investment companies, it would need to register with the SEC as an investment company under the Investment Company Act or cease almost all business, and its contracts would become voidable. Investment company registration is time consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations.

There can be no assurances that we will properly characterize any given cryptocurrency as a security or non-security for purposes of determining which cryptocurrencies to mine, hold and trade, or that the SEC or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell cryptocurrencies in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if bitcoin or any other cryptocurrency that we mine, hold and trade is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency. For instance, all transactions in such supported cryptocurrency would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

Any change in the interpretive positions of the SEC or its staff with respect to cryptocurrencies or digital asset mining firms could have a material adverse effect on us.

We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Specifically, we do not believe that cryptocurrencies, in particular bitcoin, are securities. The SEC Staff has not provided guidance with respect to the treatment of these assets under the 1940 Act. To the extent the SEC Staff publishes new guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, as a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we may be limited in our ability to engage in cryptocurrency mining operations or otherwise make certain investments, and these limitations could result in our holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

To the extent that our activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. For example, in August 2015, the New York State Department of Financial Services enacted the first U.S. regulatory framework for licensing participants in “virtual currency business activity”. The regulations, known as the “BitLicense”, are intended to focus on consumer protection and regulate the conduct of businesses that are involved in “virtual currencies” in New York or with New York customers and prohibit any person or entity involved in such activity to conduct activities without a license.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of digital assets, such as cryptocurrencies, in a manner that adversely affects our business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming cryptocurrencies illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., digital assets, like cryptocurrencies, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

Bitcoin is the oldest and most well-known form of cryptocurrency. Bitcoin and other forms of cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the Internal Revenue Service (“IRS”) consider a cryptocurrency as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.

Furthermore, in the several applications to establish an Exchange Traded Fund (“ETF”) of cryptocurrency, and in the questions raised by the Staff under the 1940 Act, no clear principles emerge from the regulators as to how they view these issues and how to regulate cryptocurrency under the applicable securities acts. It has been widely reported that the SEC has recently issued letters and requested various ETF applications be withdrawn because of concerns over liquidity and valuation and unanswered questions about absence of reporting and compliance procedures capable of being implemented under the current state of the markets for exchange traded funds. On April 20, 2021, the U.S. House of Representatives passed a bipartisan bill titled “Eliminate Barriers to Innovation Act of 2021” (H.R. 1602). If passed by the Senate and enacted into law, the bipartisan bill would create a digital assets working group to evaluate the current legal and regulatory framework around digital assets in the United States and define when the SEC may have jurisdiction over a particular token or cryptocurrency (i.e., when it is a security) and when the Commodity Futures Trading Commission (the “CFTC”) may have jurisdiction (i.e., when it is a commodity).

If regulatory changes or interpretations require the regulation of bitcoin or other digital assets under the securities laws of the United States or elsewhere, including the Securities Act of 1933, the Exchange Act and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.

Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which bitcoin or other cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, bitcoin and other cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in bitcoin or cryptocurrency among owners and require registration of trading platforms as “exchanges”.

Furthermore, when the interests of investor protection are paramount, for example in the offer or sale of Initial Coin Offering (“ICO”) tokens, the SEC has no difficulty determining that the token offerings are securities under the “Howey” test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although, since we do not intend to be engaged in the offer or sale of securities in the form of ICO offerings, and we do not believe our planned mining activities would require registration for us to conduct such activities and accumulate digital assets the SEC, CFTC, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act or the 1940 Act. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations. We may also face similar issues with various state securities regulators who may interpret our actions as requiring registration under state securities laws, banking laws, or money transmitter and similar laws, which are also an unsettled area or regulation that exposes us to risks.

We cannot be certain as to how future regulatory developments will impact the treatment of bitcoin and other cryptocurrencies under the law. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we plan to hold or expect to acquire for our own account.

Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency.

One or more countries such as China and Russia, which have taken harsh regulatory action in the past, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In some nations, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions.

Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, thereby adding hash rate to the overall network. Such circumstances could have a material adverse effect on the amount of bitcoin we may be able to mine, the value of bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.

Competition from central bank digital currencies (“CBDCs”) could adversely affect the value of bitcoin and other digital assets.

Central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project, known as Digital Currency Electronic Payment, has reportedly been tested in a live pilot program conducted in multiple cities in China. A 2021 survey of central banks by the Bank for International Settlements found that 86% are actively researching the potential for CBDCs, 60% were experimenting with the technology and 14% were deploying pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replacing, bitcoin and other cryptocurrencies as a medium of exchange or store of value. As a result, the value of bitcoin could decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies, including bitcoin, and other digital assets under the law. For example, if regulatory changes or interpretations require the regulation of bitcoin or other digital assets under certain laws and regulatory regimes in the United States such as those administered by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities or similar laws and regulations of other jurisdictions, including if our digital asset activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under U.S. federal law, the law of any U.S. state, or foreign jurisdiction in which we operate, we may be required to register, seek licensure and comply with such regulations, including at a federal, state or local level, and implement an anti-money laundering program, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses or burdens to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ADSs or our net income in a material and adverse manner. We may also decide to cease some or all operations. Any termination or disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses or state money transmitters. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate our company. Any such action may adversely affect an investment in us.

If we fail to comply with such additional regulatory, licensure and registration compliance requirements, we may seek to cease all or certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies or digital assets we plan to hold or expect to acquire for our own account.

Risks Related to Cryptocurrency

The loss or destruction of any private keys required to access our digital wallet may be irreversible. If we are unable to access our private keys (whether due to loss, destruction, security incident or otherwise), it could cause direct financial loss, regulatory scrutiny and reputational harm.

Digital assets, such as cryptocurrencies, are stored in a so-called “digital wallet”, which may be accessed to exchange a holder’s digital assets and is controllable by the processor of both the public key and the private key relating to this digital wallet in which the digital assets are held, both of which are unique. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets.

To the extent that any of the private keys relating to any digital wallets containing our digital assets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access digital assets may be irreversible. Digital assets, related technologies and digital asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used to control our digital assets due to a hack, employee or service provider misconduct or error, or other compromise by third parties could result in significant losses, hurt our brand and reputation and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and adversely impact our business.

The storage and custody of our bitcoin assets and any other cryptocurrencies that we may potentially acquire or hold in the future are subject to cybersecurity breaches and adverse software events.

In addition to the risk of a private key loss to our digital wallet, see “Risk Factors — Risks Related to Cryptocurrency — The loss or destruction of any private keys required to access our digital wallet may be irreversible.”, the storage and custody of our digital assets could also be subject to cybersecurity breaches and adverse software events. In order to minimize risk, we plan to establish processes to manage wallets, or software programs where assets are held, that are associated with our cryptocurrency holdings.

A “hot wallet” refers to any cryptocurrency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in “cold” storage, but they are also more susceptible to hackers and other technical vulnerabilities. “Cold storage” refers to any cryptocurrency wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our digital assets.

We generally plan to hold the majority of our cryptocurrencies in cold storage to reduce the risk of malfeasance; however we may also use third-party custodial wallets and, from time to time, we may use hot wallets or rely on other options that may develop in the future. If we use a custodial wallet, there can be no assurance that such services will be more secure than cold storage or other alternatives. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

Regardless of the storage method, the risk of damage to or loss of our digital assets cannot be wholly eliminated. If our security procedures and protocols are ineffective and our cryptocurrency assets are compromised by cybercriminals, we may not have adequate recourse to recover our losses stemming from such compromise. A security breach could also harm our reputation. A resulting perception that our measures do not adequately protect our digital assets could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our bitcoin assets and other cryptocurrencies we may potentially acquire or hold in the future may be subject to loss, theft, hacking, fraud risks and restriction on access.

There is a risk that some or all of our bitcoin assets and any other cryptocurrencies we may potentially acquire or hold in the future could be lost or stolen. Hackers or malicious actors may launch attacks to steal or compromise cryptocurrencies, such as by attacking the cryptocurrency network source code, exchange mining machines, third-party platforms, cold and hot storage locations or software, or by other means. Cryptocurrency transactions and accounts are not insured by any type of government program and cryptocurrency transactions generally are permanent by design of the networks. Certain features of cryptocurrency networks, such as decentralization, the open source protocols, and the reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response.

Cryptocurrencies have suffered from a number of recent hacking incidents and several cryptocurrency exchanges and mining machines have reported large cryptocurrency losses, which highlight concerns over the security of cryptocurrencies and in turn affect the demand and the market price of cryptocurrencies. For example, in August 2016, it was reported that almost 120,000 bitcoin worth around $78 million were stolen from Bitfinex, a large bitcoin exchange. The value of bitcoin immediately decreased by more than 10% following reports of the theft at Bitfinex. In addition, in December 2017, Yapian, the operator of Seoul-based digital asset exchange Youbit, suspended digital asset trading and filed for bankruptcy following a hack that resulted in a loss of 17% of Yapian’s assets. Following the hack, Youbit users were allowed to withdraw approximately 75% of the digital assets in their exchange accounts, with any potential further distributions to be made following Yapian’s pending bankruptcy proceedings. In January 2018, Japan-based exchange Coincheck reported that over $500 million worth of the digital asset NEM had been lost due to hacking attacks, resulting in significant decreases in the prices of bitcoin, Ethereum and other digital assets as the market grew increasingly concerned about the security of digital assets. Following South Korean-based exchange Coinrail’s announcement in early June 2018 about a hacking incident, the price of bitcoin and Ethereum dropped more than 10%. In September 2018, Japan-based exchange Zaif also announced that approximately $60 million worth of digital assets, including bitcoin, was stolen due to hacking activities.

We may be in control and possession of one of the more substantial holdings of cryptocurrency. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Cyber-attacks may also target our mining machines or third-parties and other services on which we depend.

Any potential security breaches, cyber-attacks on our operations and any other loss or theft of our cryptocurrency assets, which could expose us to liability and reputational harm and could seriously curtail the utilization of our services.

Distributing digital assets in connection with our mining pool business involves risks, which could result in loss of customer assets, customer disputes and other liabilities, adversely impact our business, results of operations and/or financial condition.

Each digital wallet is associated with a unique “public key” and “private key” pair, each of which is a string of alphanumerical characters. In order for us to allocate block rewards to our mining pool customers, customers must provide us with the public key of the wallet that the digital assets are to be transferred to, and we would be required to authorize the transfer. We rely on the information provided by customers to distribute cryptocurrencies to them, and we do not have access to our customers’ private key. A number of errors can occur in the process of distributing digital assets to customers’ wallets, such as typos, mistakes, or the failure to include the information required by the blockchain network. For example, a customer may incorrectly enter the desired recipient’s public key when withdrawing from the mining pool, which may result in the permanent and irretrievable loss of the customer’s digital assets. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business, results of operations and/or financial condition.

Incorrect or fraudulent cryptocurrency transactions may be irreversible.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent cryptocurrency transactions could adversely affect our investments and assets. Cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a cryptocurrency or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. To the extent that we are unable to recover our losses from such action, error or theft, such events could result in significant losses, hurt our brand and reputation, and adversely impact our business.

Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. The market participants, therefore, are presently reliant on existing private investigative entities to investigate any potential loss of our digital assets. These third-party service providers rely on data analysis and compliance of internet service providers with traditional court orders to reveal information such as the IP addresses of any attackers. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, prospects, financial condition and operating results, including our ability to continue as a going concern.

Acceptance and/or widespread use of cryptocurrency is uncertain.

Currently, there is a relatively limited use for cryptocurrency in the retail and commercial marketplace, which we believe has contributed to price volatility of cryptocurrencies. Price volatility undermines any cryptocurrency’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Use of cryptocurrencies as a medium of exchange and payment method may never achieve widespread adoption. Banks and other established financial institutions may, and do, refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Furthermore, a significant portion of cryptocurrency demand, including demand for bitcoin, is generated by investors seeking a long-term store of value or speculators seeking to profit from the short-or long-term holding of the asset. Any such failure in acceptance and/or widespread adoption of cryptocurrencies could have an adverse effect on the value of bitcoin or any other cryptocurrencies that we otherwise acquire or hold for our own account, which could have a material adverse effect on our business, prospects, financial condition and operating results.

The open-source structure of the bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol, which could adversely affect the value of bitcoin and adversely affect our business.

The bitcoin network operates based on an open-source protocol, not represented by an official organization or authority. Instead it is maintained by a group of core contributors, largely on the Bitcoin Core project on GitHub.com. This group of contributors is currently headed by Wladimir J. van der Laan, the current lead maintainer. As the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner.

There can be no guarantee that developer support will continue or be sufficient in the future. Additionally, some development and developers are funded by companies whose interests may be at odds with other participants in the network or with investors’ interests. To the extent that material issues arise with the bitcoin network protocol and the core developers and open-source contributors are unable or unwilling to address the issues adequately or in a timely manner, the bitcoin network and consequently our business, prospects, financial condition and operating results could be adversely affected.

Significant contributors to all or a network for any particular digital asset, such as bitcoin, could propose amendments to the respective network’s protocols and software that, if accepted and authorized by such network, could adversely affect our business.

The governance of decentralized digital assets, such as bitcoin, is by voluntary consensus and open competition. The bitcoin network is maintained by a group of contributors, largely on the Bitcoin Core project on GitHub.com, and these individuals can propose refinements or improvements to the bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the bitcoin network and the properties of bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums. If a significant majority of users and mining machines adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols. Certain modifications may have an adverse effect on a digital asset network or the value of a digital asset or may have unintended consequences. If a developer or group of developers proposes a modification to the bitcoin network that is not accepted by a majority of mining machines and users, but that is nonetheless accepted by a substantial plurality of mining machines and users, two or more competing and incompatible blockchain implementations could result, with one running the pre-modification software program and the other running the modified version (i.e., a second “bitcoin network”). This is known as a “hard fork.” Such a hard fork in the blockchain typically would be addressed by community-led efforts to reunite the forked blockchains, and several prior forks have been resolved successfully. However, a “hard fork” in the blockchain could materially and adversely affect the perceived value of bitcoin as reflected on one or both incompatible blockchains. Additionally, a “hard fork” will decrease the number of users and mining machines available to each fork of the blockchain as the users and mining machines on each fork blockchain will not be accessible to the other blockchain and, consequently, there will be fewer block rewards and transaction fees may decline in value. Any of the above could have a material adverse effect on our business, prospects, financial condition, and operating results.

A temporary or permanent blockchain “fork” could have a negative effect on the values of bitcoin or any other cryptocurrency that we mine or otherwise hold, which could adversely affect our business.

The bitcoin protocol has been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash, Bitcoin Diamond and others. These forks effectively result in a new blockchain being created with a shared history, and new path forward, and they have a different “proof of work” algorithm and other technical changes. The value of the newly created digital assets may or may not have value in the long run and may affect the price of bitcoin if interest is shifted away from bitcoin to these newly created digital assets. The value of bitcoin after the creation of a fork is subject to many factors including the value of the fork product, market reaction to the creation of the fork product, and the occurrence of forks in the future.

Furthermore, a hard fork can introduce new security risks. For example, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded bitcoin, resulting in significant losses to some digital asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the bitcoin network, thereby making the network more susceptible to attack.

A fork could also be introduced by an unintentional, unanticipated software flaw in the multiple versions of otherwise compatible software that users run. It is possible, however, that a substantial number of users and mining machines could adopt an incompatible version of bitcoin while resisting community-led efforts to merge the two chains. If a fork occurs on a digital asset network which we are mining, such as bitcoin, or hold digital assets in, it may have a negative effect on the value of the digital asset and could have a material adverse effect on our business, prospects, financial condition, and operating results.

Because there has been limited precedent set for financial accounting for bitcoin and other cryptocurrency assets, the determinations that we have made for how to account for cryptocurrency assets transactions may be subject to change and our operating results could be adversely affected.

Because there has been limited precedent set for the financial accounting for bitcoin and other cryptocurrency assets and related revenue recognition, it is unclear how companies may in the future be required to account for cryptocurrency transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change the accounting methods we currently intend to employ in respect of our anticipated revenues and assets and restate any financial statements produced based on those methods. Such a restatement could adversely affect our business, prospects, financial condition and results of operation.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

Digital assets, such as bitcoin, that may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry of which the digital asset networks are prominent, but not unique, parts. The growth of the digital asset industry, in general, and the digital asset networks, in particular, are subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as the digital asset networks, include:

•        continued worldwide growth in the adoption and use of bitcoin and other digital assets;

•        government and quasi-government regulation of bitcoin and other digital assets and their use, or restrictions on or regulation of access to and operation of the digital asset network or similar digital assets systems;

•        the maintenance and development of the open-source software protocol of the bitcoin network and Ethereum network;

•        changes in consumer demographics and public tastes and preferences;

•        the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•        general economic conditions and the regulatory environment relating to digital assets; and

•        the impact of regulators focusing on digital assets and digital securities and the costs associated with such regulatory oversight.

The outcome of these factors could have negative effects on our ability to pursue our business strategy, which could have a material adverse effect on our business, prospects, financial condition, and operating results as well as potentially negative effect on the value of bitcoin or any other cryptocurrencies we may potentially acquire or hold in the future.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.

In the future, we may be unable to find banks or financial institutions that are willing to provide us with bank accounts and other services or such service may be interrupted by government action. A number of companies that provide bitcoin or other cryptocurrency-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. We also may be unable to maintain these services for our business. The difficulty that many businesses that provide bitcoin or other cryptocurrency-related services have and may continue to have in finding banks and financial institutions willing to provide them services may decrease the usefulness of cryptocurrencies as a payment system and harm public perception of cryptocurrencies. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses providing bitcoin or other cryptocurrency-related services. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and commodities exchanges, the over the counter market and the Depository Trust Company. Such factors would have a material adverse effect on our business, prospects, financial condition, and operating results.

Cryptocurrencies, including bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and “sharding,” which is a term for a horizontal partition of data in a database or search engine, which would not require every single transaction to be included in every single miner’s or validator’s block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective, or how long they will take to become effective, which could have a material adverse effect on our business, prospects, financial condition, and operating results. In addition, as corresponding increases in throughput lag behind growth in the use of cryptocurrencies, average fees and settlement times may increase considerably. While it is possible that increased transaction fees could result in more revenue for our business, increased fees and decreased settlement speeds could preclude certain uses for cryptocurrencies, and could reduce demand for, and the price of, cryptocurrencies, which could adversely affect our business, prospects, financial condition, and operating results.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business intends to rely on presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results and potentially the value of any bitcoin or other cryptocurrencies we may potentially acquire or hold in the future.

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any digital asset network, including the bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that may adversely affect our business, prospects, financial condition, and operating results.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any digital asset network (the so-called “double-spend” or “51%” attacks), including the bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the mining machines on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control.

Using alternate blocks, the malicious actor could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power, or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible.

For example, in late May and early June 2014, a mining pool known as GHash.io approached and, during a 24- to 48-hour period in early June may have exceeded, the threshold of 50% of the processing power on the bitcoin network. To the extent that GHash.io did exceed 50% of the processing power on the network, reports indicate that such threshold was surpassed for only a short period, and there are no reports of any malicious activity or control of the blockchain performed by GHash.io. Furthermore, the processing power in the mining pool appears to have been redirected to other pools on a voluntary basis by participants in the GHash.io pool, as had been done in prior instances when a mining pool exceeded 40% of the processing power on the bitcoin network. In the recent years, there have been also a series of 51% attacks on a number of other cryptocurrencies, including Verge and Ethereum Classic, which suffered three consecutive attacks in August 2020.

The approach towards and possible crossing of the 50% threshold indicate a greater risk that a single mining pool could exert authority over the validation of digital asset transactions. To the extent that the cryptocurrency ecosystem does not act to ensure greater decentralization of cryptocurrency mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any digital asset network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

The price of cryptocurrencies may be affected by the sale of such cryptocurrencies by other vehicles investing in cryptocurrencies or tracking cryptocurrency markets, which could have a material adverse effect our business, prospects, financial condition and operating results.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles that seek to provide exposure to cryptocurrency prices, including securities backed by, or linked to, cryptocurrencies. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in certain financial vehicles, or to invest in cryptocurrencies directly. In addition, the emergence of other financial vehicles and exchange-traded funds that provide exposure to digital asset prices have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applied to our business and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities.

The global market for cryptocurrency is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain cryptocurrencies are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in cryptocurrencies or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for cryptocurrencies, large redemptions of the securities of those vehicles and the subsequent sale of cryptocurrencies by such vehicles could negatively affect cryptocurrency prices and therefore affect the value of the cryptocurrency inventory we plan to hold. Such events could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may face risks of internet disruptions, which could have a material adverse effect on the price of cryptocurrencies and our ability to operate our business.

A disruption of the internet may affect the use of cryptocurrencies and subsequently the value of our securities. Generally, cryptocurrencies and our business of mining cryptocurrencies is dependent upon the internet. A significant disruption in internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have a material adverse effect on the price of cryptocurrencies and, consequently, our business, prospects, financial condition, and operating results.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of bitcoin and other cryptocurrencies, which could increase the price of bitcoin and other cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease and fluctuations as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk. As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and our investors.

Our interactions with a blockchain may expose us to persons named on The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) specially designated nationals (“SDN”) list or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

OFAC requires us to comply with its sanction program and not conduct business with persons named on its SDN list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our internal policies prohibit any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling digital assets. In addition, in the future, OFAC or another regulator, may require us to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase our compliance costs, decrease our anticipated transaction fees and lead to decreased traffic on our network. Any of these factors, consequently, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and could have a material adverse effect on our business, prospects, financial condition, and operating results.

Risks Related to Cryptocurrency Mining

Bitcoin is the only cryptocurrency that we currently plan to mine and, thus, our future success will depend in large part upon the value of bitcoin; the value of bitcoin and other cryptocurrencies may be subject to pricing risk and has historically been subject to wide swings

Our operating results will depend in large part upon the value of bitcoin because it is the only cryptocurrency that we currently plan to mine. Specifically, our revenues from our cryptocurrency mining operations are expected to be based upon two factors: (1) the number of block rewards that we successfully mine and (2) the value of bitcoin. For further details on how our operating results may be directly impacted by changes in the value of bitcoin, see “— Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to bitcoin holdings.”

Furthermore, in our operations we intend to use application-specific integrated circuit (“ASIC”) chips and machines (which we refer to as “mining machines”), which are principally utilized for mining bitcoin. Such mining machines cannot mine other cryptocurrencies, such as Ethereum, that are not mined utilizing the “SHA-256 algorithm”.

If other cryptocurrencies were to achieve acceptance at the expense of bitcoin, causing the value of bitcoin to decline, or if bitcoin were to switch its “proof of work” algorithm from SHA-256 to another algorithm for which the mining machines we plan to use are not specialized (see “— There is a possibility of cryptocurrency mining algorithms transitioning to “proof of stake” validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business”), or the value of bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our business, prospects, financial condition, and operating results would be adversely affected.

Bitcoin and other cryptocurrency market prices have historically been volatile. Our business may be adversely affected if the markets for bitcoin deteriorate or if its prices decline, including as a result of the following factors:

•        the reduction in mining rewards of bitcoin, including block reward halving events, which are events that occur after a specific period of time which reduces the block reward earned by miners;

•        disruptions, hacks, “forks”, 51% attacks, or other similar incidents affecting the bitcoin blockchain network;

•        hard “forks” resulting in the creation of and divergence into multiple separate networks;

•        informal governance led by bitcoin’s core developers that lead to revisions to the underlying source code or inactions that prevent network scaling, and which evolve over time largely based on self-determined participation, which may result in new changes or updates that affect their speed, security, usability, or value;

•        the ability for bitcoin blockchain network to resolve significant scaling challenges and increase the volume and speed of transactions;

•        the ability to attract and retain developers and customers to use bitcoin for payment, store of value, unit of accounting, and other intended uses;

•        transaction congestion and fees associated with processing transactions on the bitcoin network;

•        the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed bitcoin, or the transfer of Satoshi’s bitcoin assets;

•        negative public perception of bitcoin;

•        development in mathematics, technology, including in digital computing, algebraic geometry, and quantum computing that could result in the cryptography being used by bitcoin becoming insecure or ineffective; and

•        laws and regulations affecting the bitcoin network or access to this network, including a determination that bitcoin constitutes a security or other regulated financial instrument under the laws of any jurisdiction.

Furthermore, bitcoin pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile or creating “bubble” type risks for bitcoin. Some market observers have asserted that the bitcoin market is experiencing a “bubble” and have predicted that, in time, the value of bitcoin will fall to a fraction of its current value, or even to zero. Bitcoin has not been in existence long enough for market participants to assess these predictions with any precision, but if these observers are even partially correct, it could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to bitcoin holdings.

The price of bitcoin has historically been subject to dramatic price fluctuations and is highly volatile. We intend to determine the fair value of our bitcoin based on quoted (unadjusted) prices on the active exchange that we have determined is our principal market for bitcoin. We intend to perform an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted (unadjusted) prices on the active exchange, indicate that it is more likely than not that any of our bitcoin assets is impaired. In determining if an impairment has occurred, we will consider the lowest price of one bitcoin quoted on the active exchange at any time since acquiring the specific bitcoin held. If the carrying value of a bitcoin exceeds that lowest price at any time during the quarter, an impairment loss is deemed to have occurred with respect to that bitcoin in the amount equal to the difference between its carrying value and such lowest price, and subsequent increases in the price of bitcoin will not affect the carrying value of our bitcoin. Gains (if any) are not recorded until realized upon sale, at which point they would be presented net of any impairment losses. In determining the gain to be recognized upon sale, we intend to calculate the difference between the sale price and carrying value of the specific bitcoin sold immediately prior to sale.

As a result, any decrease in the fair value of bitcoin below our carrying value for such assets at any time since their acquisition will require us to incur an impairment charge, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on our financial condition and operating results.

The supply of bitcoin is limited, and production of bitcoin is negatively impacted by the bitcoin halving protocol expected every four years.

The supply of bitcoin is limited and, once the 21 million bitcoin have been “unearthed,” the network will stop producing more. Currently, there are approximately 19 million, or 90% of the total supply of, bitcoin in circulation. Halving is an event within the bitcoin protocol where the bitcoin reward provided upon mining a block is reduced by 50%. While the effect is to slow the pace of the release of new coins, it has no impact on the quantity of total bitcoin already outstanding. Halvings are scheduled to occur once every 210,000 blocks, or roughly every four years, with the latest halving having occurred in May 2020, which revised the block reward to 6.25 bitcoin. As a result, the price of bitcoin could rise or fall based on overall investor and consumer demand. Given a stable network hash rate, should the price of bitcoin remain unchanged after the next halving, our revenue related to mining new coins would be reduced by 50%, with a significant impact on profit.

Furthermore, as the number of bitcoin remaining to be mined decreases, the processing power required to record new blocks on the blockchain may increase. Eventually the processing power required to add a block to the blockchain may exceed the value of the reward for adding a block. Additionally, at some point, there will be no new bitcoin to mine. Once the processing power required to add a block to the blockchain exceeds the value of the reward for adding a block, we may focus on other strategic initiatives, which may be complimentary to our mining operations.

Any periodic adjustments to the digital asset networks, such as bitcoin, regarding the difficulty for block solutions, with reductions in the aggregate hash rate or otherwise, could have a material adverse effect on our business, prospects, financial condition, and operating results. If the award of new bitcoin for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power, or hash rate, to solve blocks and confirmations of transactions on the bitcoin blockchain could be slowed.

Bitcoin miners record transactions when they solve for and add blocks of information to the blockchain. They generate revenue from both newly created bitcoin, known as the “block reward” and from fees taken upon verification of transactions.

If the aggregate revenue from transaction fees and the block reward is below a miner’s cost, the miner may cease operations. If the award of new units of bitcoin for solving blocks declines and/or the difficulty of solving blocks increases, and transaction fees voluntarily paid by participants are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. For example, the current fixed reward for solving a new block on the bitcoin network is 6.25 bitcoins per block; the reward decreased from 12.5 bitcoin in May 2020, which itself was a decrease from 25 bitcoin in July 2016. It is estimated that it will “halve” again in about four years after the previous halving.

This reduction may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the aggregate hash rate on the bitcoin network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for block solutions). Moreover, a reduction in the hash rate expended by miners on any digital asset network could increase the likelihood of a malicious actor or botnet obtaining control in excess of fifty percent (50%) of the aggregate hash rate active on such network or the blockchain, potentially permitting such actor to manipulate the blockchain.

Periodically, the bitcoin network has adjusted the difficulty for block solutions so that solution speeds remain in the vicinity of the expected ten (10) minute confirmation time targeted by the bitcoin network protocol. We believe that from time to time there may be further considerations and adjustments to the networks, such as bitcoin and Ethereum, regarding the difficulty for block solutions. More significant reductions in the aggregate hash rate on digital asset networks could result in material, though temporary, delays in block solution confirmation time. Any reduction in confidence in the confirmation process or aggregate hash rate of any digital asset network may negatively impact the value of digital assets, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Transactional fees may decrease demand for bitcoin and prevent expansion.

As the number of bitcoins awarded in the form of block rewards for solving a block in a blockchain decreases, the relative incentive for miners to continue to contribute to the bitcoin network may transition to place more importance on transaction fees. If transaction fees paid for bitcoin transactions become too high, the marketplace may be reluctant to accept bitcoin as a means of payment and existing users may be motivated to switch from bitcoin to another cryptocurrency or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of bitcoin, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our reliance on any particular model of a mining machines may subject our operations to increased risk of failure.

The performance and reliability of our mining machines and our technology will be critical to our reputation and our operations. If there are any technological issues with our mining machines, our entire system could be affected. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to our mining machines may affects all our mining machines, and if a defect other flaw is exploited, our entire mine could go offline simultaneously. Any technological issues with those mining machines may force us to incur high replacement costs and lead to potential interruptions of our mining activities. Any interruption, delay or system failure could have a material adverse effect on our business, prospects, financial condition, and operating results.

There is a possibility of cryptocurrency mining algorithms transitioning to “proof of stake” validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business.

“Proof of stake” is an alternative method in validating cryptocurrency transactions. Should the bitcoin network shift from a “proof of work” validation method to a “proof of stake” validation method, mining would require less energy and may render companies, such as ours, that may be perceived as advantageously positioned in the current climate, for example, due to lower priced electricity, processing, real estate, or hosting, less competitive. Our business model and our strategic efforts are fundamentally based upon the “proof of work” validation method and the assumption that use of lower priced electricity in our cryptocurrency mining operations will make our business model more resilient to fluctuations in bitcoin price and will generally provide us with certain competitive advantage. Consequently, if the cryptocurrency mining algorithms transition to “proof of stake” validation, we may be exposed to the risk of losing the benefit of our perceived competitive advantage that we hope to gain, and our business model may need to be reevaluated. Such events could have a material adverse effect on our business, prospects, financial condition, and operating results, including our ability to continue as a going concern.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within the cryptocurrency industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently plan to utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the cryptocurrency industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business, prospects, financial condition and operating results could be adversely affected.

To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoin rewards earned by mining in the market, thereby constraining growth of the price of bitcoin that could adversely impact us, and similar actions could affect other cryptocurrencies.

Over the past several years, bitcoin mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” mining operations.

Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. They require the investment of significant capital for the acquisition of this hardware, the leasing of operating space (often in data centers or warehousing facilities), incurring of electricity costs and the employment of technicians to operate the mining farms. As a result, professionalized mining operations are of a greater scale than prior mining machines and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of bitcoin.

To the extent the price of bitcoin declines and such profit margin is constrained, professionalized mining machines are incentivized to more immediately sell bitcoin earned from mining operations, whereas it is believed that individual mining machines in past years were more likely to hold newly mined bitcoin for more extended periods. The immediate selling of newly mined bitcoin greatly increases the trading volume of bitcoin, creating downward pressure on the market price of bitcoin rewards.

The extent to which the value of bitcoin mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined bitcoin rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing bitcoin prices. Lower bitcoin prices could result in further tightening of profit margins for professionalized mining operations creating a network effect that may further reduce the price of bitcoin until mining operations with higher operating costs become unprofitable forcing them to reduce mining power or cease mining operations temporarily.

The foregoing risks associated with bitcoin could be equally applicable to other cryptocurrencies, whether existing now or introduced in the future. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results.

To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that digital asset network, which could adversely impact an investment in us.

To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing bitcoin users to pay transaction fees as a substitute for or in addition to the award of new bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain. Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all digital asset networks, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Demand for bitcoin is driven, in part, by its status as one of the most prominent and secure digital assets. It is possible that digital assets, other than bitcoin, could have features that make them more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for bitcoin, which could have a negative impact on the price of bitcoin and have a material adverse effect on our business, prospects, financial condition, and operating results.

Bitcoin, as an asset, holds a “first-to-market” advantage over other digital assets. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest mining power in use to secure its blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a digital asset’s network and its blockchain; as a result, the advantage of more users and miners makes a digital asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage.

Despite the marked first-mover advantage of the bitcoin network over other digital asset networks, it is possible that another digital asset could become materially popular due to either a perceived or exposed shortcoming of the bitcoin network protocol that is not immediately addressed by the bitcoin contributor community or a perceived advantage of an altcoin that includes features not incorporated into bitcoin. If a digital asset obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce bitcoin’s market share as well as other digital assets we may become involved in and have a negative impact on the demand for, and price of, such digital assets and could have a material adverse effect on our business, prospects, financial condition, and operating results.

Bitcoin and any other cryptocurrencies that could be held by us are not insured and not subject to FDIC or SIPC protections.

Bitcoin and any other cryptocurrencies that could be held by us are not insured. Therefore, any loss that we may suffer with respect to our cryptocurrencies is not covered by insurance and no person may be liable in damages for such loss, which could adversely affect our operations. We will not hold our bitcoin or any other cryptocurrencies that we may hold with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”) and, therefore, our cryptocurrencies will also not be subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

Risks Related to Investments Outside of the United States

As a company with operations and opportunities outside of the U.S., we may face additional burdens and be subject to a variety of additional risks or considerations associated with companies operating in an international setting that may negatively impact our operations.

As a company with operations and opportunities outside of the U.S., we may face additional burdens and be subject to a variety of additional risks or considerations associated with companies operating in an international setting, that may negatively impact our operations, including any of the following:

•        higher costs and difficulties inherent in managing cross-border business operations and complying with different commercial and legal requirements of overseas markets;

•        rules and regulations regarding currency redemption;

•        laws governing the manner in which future business combinations may be effected;

•        tariffs and trade barriers;

•        regulations related to customs and import/export matters;

•        local or regional economic policies and market conditions;

•        unexpected changes in regulatory requirements;

•        longer payment cycles;

•        tax issues, such as tax law changes and variations in tax laws as compared to the U.S.;

•        complex corporate withholding taxes on individuals;

•        currency fluctuations and exchange controls;

•        exchange listing and/or delisting requirements;

•        challenges in managing and staffing international operations;

•        rates of inflation;

•        challenges in collecting accounts receivable;

•        cultural and language differences;

•        employment regulations;

•        underdeveloped or unpredictable legal or regulatory systems;

•        corruption;

•        protection of intellectual property;

•        social unrest, crime, strikes, riots, civil disturbances, regime changes, political upheaval, terrorist attacks, natural disasters and wars;

•        deterioration of political relations with the U.S.; and

•        government appropriation of assets.

We may not be able to adequately address these additional risks. If we were unable to do so, our operations might suffer, which may adversely impact our business, results of operations and financial condition.

Because of the costs and difficulties inherent in managing cross-border business operations, if in the future we were to operate in multiple countries our results of operations may be negatively impacted as a result.

Managing a business, operations, personnel, or assets in another country is challenging and costly. Any management, now or in the future, that we may have (whether based abroad or in the U.S.) may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes, and labor practices in countries where we have a presence or operate. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact our financial and operational performance.

If social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, or policy changes or enactments occur in a country in which we may operate, it may result in a negative impact on our business.

Political events in another country may significantly affect our business, assets, or operations. Social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, and policy changes or enactments could negatively impact our business in a particular country.

Many countries have difficult and unpredictable legal systems and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience, which may adversely impact our results of operations and financial condition.

Our ability to seek and enforce legal protections, including with respect to intellectual property and other property rights, or to defend ourselves with regard to legal actions taken against us in a given country, may be difficult or impossible, which could adversely impact our operations, assets or financial condition.

Rules and regulations in many countries are often ambiguous or open to differing interpretation by responsible individuals and agencies at the municipal, state, regional, and federal levels. The attitudes and actions of such individuals and agencies are often difficult to predict and inconsistent.

Delays with respect to the enforcement of particular rules and regulations, including those relating to customs, tax, environmental, and labor, could cause serious disruption to operations abroad and negatively impact our results.

If relations between the United States and foreign governments deteriorate, it could affect our operations and cause our goods and services to become less attractive.

The relationship between the United States and foreign governments, could be subject to sudden fluctuation and periodic tension. For instance, the United States may announce its intention to impose quotas on certain imports. Such import quotas may adversely affect political relations between the two countries and result in retaliatory countermeasures by the foreign government in industries that may affect our operations or presence in certain countries. Changes in political conditions in foreign countries and changes in the state of U.S. relations with such countries are difficult to predict and could adversely affect our operations, presence, or cause our goods and services to become less attractive.

Many of the economies in Asia are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability.

While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures. As governments take steps to address the current inflationary pressures, there may be significant changes in the availability of bank credits, interest rates, limitations on loans, restrictions on currency conversions and foreign investment. There also may be imposition of price controls. If prices for our services rise at a rate that is insufficient to compensate for the rise in the costs of supplies and operations, it may have an adverse effect on our profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth.

If a country in Asia enacts regulations in industry segments that forbid or restrict foreign investment, our ability to continue operations could be severely impaired.

Many of the rules and regulations that companies face concerning foreign ownership are not explicitly communicated. If new laws or regulations forbid or limit foreign investment in the industry in which we operate, they could severely impair our operations and profitability. Additionally, if the relevant central and local authorities find us to be in violation of any existing or future laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•        levying fines;

•        revoking our business and other licenses;

•        requiring that we restructure our ownership or operations; and

•        requiring that we discontinue any portion or all of our business.

Any of the above could have an adverse effect on our business operations and could materially reduce the value of your investment.

Corporate governance standards in Asia may not be as strict or developed as in the United States and such weakness may hide issues and operational practices that are detrimental to a business.

General corporate governance standards in some countries are weak in that they do not prevent business practices that cause unfavorable related party transactions, over-leveraging, improper accounting, family company interconnectivity and poor management. Local laws often do not go far enough to prevent improper business practices. Therefore, stockholders may not be treated impartially and equally as a result of poor management practices, asset shifting, conglomerate structures that result in preferential treatment to some parts of the overall company, and cronyism. The lack of transparency and ambiguity in the regulatory process also may result in inadequate credit evaluation and weakness that may precipitate or encourage financial crisis. We will endeavor to take steps to implement practices that will cause compliance with all applicable rules and accounting practices. Notwithstanding these intended efforts, there may be endemic practices and local laws that could add risk to our business and result in an adverse effect on our operations and financial results.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S.

If you are a U.S. holder of our Ordinary Shares, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

Risks Related to China

It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, Ethereum, or other cryptocurrencies, participate in blockchains or utilize similar bitcoin assets in China, the ruling of which would adversely affect us.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, one or more countries such as China, which have taken harsh regulatory action, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these bitcoin assets or to exchange for fiat currency. In March 2021, the government of China’s Inner Mongolia Autonomous Region (“Inner Mongolia”), where we used to deploy mining machines, has banned cryptocurrency mining in order to constrain growth in energy consumption. In May 2021, other provinces in China have done the same and we terminated our operation in China accordingly. See “BUSINESS — B. Business Overview.”

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our wholly owned foreign enterprise’s office use in the PRC, and the lease agreements for all of these leased properties have not been registered with the PRC government authorities as required by the PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by the PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities. As of the date of this Annual Report on Form 20-F, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

In addition, some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this Annual Report on Form 20-F, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

In addition, as of the date of this Annual Report on Form 20-F, certain of our premises for business operations have not been registered with local administrations. In the PRC, if a company operates business outside its registered address, the company may be required to register those premises for business operation as branch offices with the State Administration for Market Regulation or its local branches at the place where the premises are located and obtain business licenses for them as branch offices, or the company may be subject to fines imposed by the PRC government authorities ranging from RMB10,000 and RMB100,000 for the premises for business operations which have not been registered with local administrations. We may not be able to register the main premises for business operations as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. We cannot assure you that we will not be subject to penalties, orders to rectify or other administrative proceedings. As of the date of this Annual Report on Form 20-F, we are not aware of any claim or challenge brought by any third parties concerning the premises for business operations without being registered with local administrations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.

We are an offshore holding company incorporated in the Cayman Islands, with no mining operations in China. Our subsidiary, which is located in China, engages in activities that are not part of its profit-making operations, such as supply chain activities, heating equipment research, and other developmental activities that are completely compliant with PRC regulations. To the extent necessary, we may make loans to our PRC subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations with the National Development and Reform Commission, or the NDRC, and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (1) direct or indirect use for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (2) direct or indirect use for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (3) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (4) the payment of the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from any offering of our securities under this registration statement and any accompanied Annual Report on Form 20-F supplement and capitalize or otherwise fund our PRC operations may be negatively affected.

Though we have a Singapore-based auditor and a U.S. based predecessor auditor that are registered with the PCAOB and currently subject to PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate completely the company’s auditors because of a position taken by an authority in a foreign jurisdiction, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities.

Though we have a Singapore-based auditor and a U.S. based predecessor auditor that are registered with the PCAOB and currently subject to PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate completely the company’s auditors because of a position taken by an authority in a foreign jurisdiction, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities.

The Public Company Accounting Oversight Board, or PCAOB is currently unable to conduct inspections on accounting firms in the PRC without the approval of PRC government authorities. The auditor and its audit work in the PRC may not be inspected fully by the PCAOB. Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating the PRC auditor’s audits and its quality control procedures.

Further, future developments in U.S. laws may restrict our ability or willingness to acquire certain businesses. For instance, the recently enacted Holding Foreign Companies Accountable Act (the “HFCAA”) would (i) prohibit us from using an auditor that the PCAOB determines it could not inspect or fully investigate and (ii) restrict our ability to acquire a business unless that business met certain standards of the PCAOB and would (i) prohibit the trading of securities of a company and (ii) require delisting of a company from U.S. national securities exchanges if the PCAOB is unable to inspect its public accounting firm, for three consecutive years. The HFCAA also requires public companies to disclose, among other things, whether they are owned or controlled by a foreign government, specifically, those that are based in or have a majority or significant amount of their operations in the PRC.

On November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. Future developments in respect of increased U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

We may not be able to in the future acquire a target business due to these laws. Furthermore, the documentation we may be required to submit to the SEC proving certain beneficial ownership requirements and establishing that we are not owned or controlled by a foreign government in the event that we or the target business uses a foreign public accounting firm not subject to inspection by the PCAOB or where the PCAOB is unable to completely inspect or investigate our or the target business’s accounting practices or financial statements because of a position taken by an authority in the foreign jurisdiction could be onerous and time consuming to prepare. As a result, we expressly exclude working with any auditor or any target whose auditor the PCAOB is not able to inspect for three consecutive years and thus, we may not in the future acquire a target business due to these laws.

Additionally, other developments in U.S. laws and regulatory environment, including but not limited to executive orders such as Executive Order (E.O.) 13959, “Addressing the Threat from Securities Investments That Finance Communist Chinese Military Companies,” may further restrict our ability to acquire certain PRC-based businesses.

Our independent registered public accounting firms’ audit documentation, which relates to our audit reports included in this registration statement, includes audit documentation located in China.    PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. Furthermore, on December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The surviving company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC.

Our independent registered public accounting firms issued an audit opinion on the financial statements included in this report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

Inspections of certain other firms outside of China that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures; which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently unable to conduct inspections of audit firms located in China and Hong Kong.

Our auditors, the independent registered public accounting firms that issue the audit reports included elsewhere in this report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our current auditor, Audit Alliance LLP included in this report is based in Singapore who is subject to inspection by the Public Company Accounting Overnight Board (the “PCAOB”), Our predecessor auditor Friedman LLP is headquartered in New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. As of the date of this report, Audit Alliance LLP and Friedman LLP were not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021. However, recent developments with respect to audits of companies with China or Hong Kong operations, such as us, create uncertainty about the ability of our auditors to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections, and trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditors, and NASDAQ may determine to delist our securities.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills to Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers, and beginning in 2025, the delisting from national securities exchanges, such as Nasdaq, of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause (i) investor uncertainty for affected issuers, including SAI, (ii) the market price of our securities to be adversely affected, and (iii) us to be delisted if we are unable to meet the PCAOB inspection requirement in time (or unable to cure any requirement noncompliance).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We are required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On June 4, 2020, former U.S. President Donald J. Trump issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from non-cooperating jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, including China, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit workpapers and practices in non-cooperating jurisdictions may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. If TradeUp fails to meet the new listing standards before the deadline specified thereunder, TradeUp could face possible de-listing from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, securities of TradeUp trading in the United States. Lastly, on December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The Company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

We are required by PRC laws and regulations to make social insurance registration and open housing fund account with relevant governmental authorities and pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the PRC regulatory authorities determine that we shall be responsible for making up any unpaid social insurance and housing fund contributions, or that we are subject to fines and legal sanctions due to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected. Furthermore, there remains uncertainty as to whether the relevant PRC authorities will promulgate new laws and regulations or change their interpretation of existing laws and regulations, and we cannot assure you that our employment practices will be deemed to be in compliance with labor-related laws and regulations in the PRC due to the aforesaid uncertainties, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Doing Business in China

Pursuant to laws and regulations of PRC, there are two ways for foreign legal persons/entities to engaging in operation activities within the territory of China: the first, to establish a foreign-invested enterprise, which is incorporated according to Foreign Investment Law of PRC, within the territory of China and is wholly or partly invested by a foreign investor. The organization form, institutional framework and standard of conduct of a foreign-invested enterprise shall be subject to the provisions of the Company Law of the PRC and the Partnership Enterprise Law of the PRC and other law related regulations; or the second, to complete the approval and registration procedures with the relevant regulatory authorities in accordance with the provisions of Administrative Measures for the Registration of Enterprises of Foreign Countries (Regions) Engaging in Production and Operation Activities within the Territory of China (Revised in 2020), or Order No.31.

Policy risk of foreign investment in China.

The Chinese government shall implement the management systems of pre-establishment national treatment and negative list for foreign investment. Pre-establishment national treatment refers to the treatment given to foreign investors and their investments during the investment access stage, which is not lower than that given to their domestic counterparts; negative list refers to special administrative measures for the access of foreign investment in specific fields as stipulated by the State. The Chinese government shall give national treatment to foreign investment beyond the negative list.

Pursuant to the Special Administrative Measures for Access of Foreign Investment (2020 Edition), or the 2020 Edition Negative list, issued by The Ministry of Commerce of the PRC (the “MOFCOM”) and the NDRC on June 23, 2020 which came into effect on July 23, 2020, our business does not fall into the negative list and is permitted for foreign investment as of the date hereof. The Negative list will be revised from time to time. If the industries in which we operate are included on the negative list, our business in China will be adversely affected accordingly.

Foreign company engaged in profit-making activities in China.

According to Order No.31, foreign enterprises engaged in profit-making activities in China shall apply to the provincial market regulatory administration, or the registration authorities, for registration upon the approval of the State Council and the competent agencies authorized by the State Council, or the approving authorities; without the approval of the approving authorities and the registration approval of the registration authorities, the foreign enterprises may not conduct any production and operation activities within the territory of China. Without the approval of the approving authorities and the registration of registration authorities, foreign enterprise engaging in profit-making activities authority may be imposed penalties such as warning, fine, confiscation of illegal income, suspension of business for rectification on a case-by-case basis.

Since the inception, we mainly carried out our research and development activities through our wholly owned foreign enterprise, Hangzhou, and have registered with competent registration authority.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

China is one of the jurisdictions to implement strict foreign exchange control. As a matter of fact, the free flow of bitcoin blurs the boundary of foreign exchange control. In some public speeches, officials of the Chinese State Administration of Foreign Exchange (“SAFE”) have expressed concerns about the challenges of cryptocurrency to foreign exchange control. In the event regulators believe that the circulation of bitcoin has a significant adverse impact on financial security, they may restrict the trading of bitcoin and the mining business in its jurisdiction.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

In addition to the unified policies at the national level, the attitudes of the Chinese local or provincial governments towards mining enterprises have also changed from time to time. The sharp rise in bitcoin prices this year results in increase of mining activity and electricity consumption, which may draw further attention and trigger new regulatory measures by local governments.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Some of our shareholders, who directly or indirectly hold shares in our Company and who were known to us as being PRC residents, have completed the foreign exchange registrations required in connection with our recent corporate restructuring. The remaining shareholders who directly or indirectly hold shares in our Company and who are known to us as being PRC residents are currently processing such registrations.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations because our company is an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “defacto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, (partly amended) which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are Chinese citizen, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, WOFE, will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Class A Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, we may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While we will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, since our operations were mainly conducted in China prior to July 2021, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by us and our affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on the indirect transfer of equity in the past and potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. SAT Circular 698 was repealed from the date SAT Circular 37 was enacted.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our Company may be subject to filing obligations or taxed if our company is transferor in such transactions and may be subject to withholding obligations if our company is transferee in such transactions, under Circular 7 and/or SAT Circular 37. For transfer of shares in our Company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

Prior to transitioning our business to Singapore in July 2021, substantially all of our revenues and expenditures were denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets. Our reporting currency is the U.S. dollar while the functional currency for our future PRC subsidiary is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations varied with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could impact our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to period comparisons of our reported results of operations.

We primarily conduct our business in Singapore and have re-signed business contracts with current customers and will sign future contracts with customers denominated in U.S. dollar. We expect that most of our revenue and expenditures will be denominated in U.S. dollar and that our function currency will be U.S. dollar, consistent with our reporting currency. However, we will continue to pursue our supply chain in China, as a result we will need to convert U.S dollar into RMB to pay our raw material costs and related expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have some impact on your investment.

The PRC government may exert, at any time, with little to no notice, substantial interventions and influences over the manner in which a business must conduct its business operations that cannot always be expected nor anticipated, if such business has some presence/operations in China. If the PRC government at any time substantially intervenes, influences, or establishes new policies, regulations, rules, or laws in a business’s industry, such substantial intervention or influence may result in a material change to such business’s operations and the value of our Class A Ordinary Shares, including causing the value of such securities to significantly decline or be worthless.

The PRC government may exert, at any time, with little to no notice, substantial interventions and influences over the manner in which a business must conduct its business operations that cannot always be expected nor anticipated, if such business has some presence/operations in China. If the PRC government at any time substantially intervenes, influences, or establishes new policies, regulations, rules, or laws in a business’s industry, such substantial intervention or influence may result in a material change to such business’s operations and the value of our Class A Ordinary Shares. Without limiting the foregoing, any actions by the PRC government to exert more oversight and control over foreign investment in companies with substantial operations in China could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. A company’s ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on a company’s part to ensure compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require a company to divest itself of any interests its holds in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

Furthermore, on October 29, 2021, the Cyberspace Administration of China (“CAC”) publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer for public comments. The Measures for the Security Assessment of Data Cross-border Transfer requires that any data processor collecting important data generated during operations within the territory of the PRC, or personal information that should be subject to security assessment according to law to an overseas recipient, shall conduct security assessment. On November 14, 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security for public comments (“Draft Data Security Regulations”, together with the Measures for the Security Assessment of Data Cross-border Transfer, the “Measures and Regulations”). According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities: (1) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affect or may affect national security; (2) data processors that handle the personal information of more than one million people intending to be listed abroad; (3) data processors intending to be listed in Hong Kong, which affects or may affect national security; and (4) other data processing activities that affect or may affect national security. As such aforementioned draft Measures and Regulations have not been adopted, and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted, or implemented; including how they will affect us.

As such, a company’s business segments may be subject to various government and regulatory interference in the provinces in which it operates. A company’s business could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. A company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether a company that is currently not required to do so will be required to obtain permission from the PRC government to continue listing on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

We are a global mining operator. Our operations have been completed transferred overseas in accordance with PRC regulations and are no longer located in China. As such, we do not consider itself a China based issuer. Our subsidiary, which is located in China, engages in activities that are not part of its profit-making operations, such as supply chain activities, heating equipment research, and other developmental activities that are completely compliant with PRC regulations. All of our mining operations are conducted outside of mainland China and are (i) not subject to PRC governmental intervention or risks and (ii) not required to obtain permission from any of the PRC or local governmental authorities. Additionally, we do not operate any internet platforms involving a large number of data resources related to national security, economic development, or public interests. Our business also does not relate to collecting and processing personal information, nor any cross-border data transfers. We therefore believe that we are not subject to regulations and rules of the CAC.

Although we are (i) not subject to PRC governmental intervention or risks and (ii) not required to obtain permission from any of the PRC or local governmental authorities, our business operations could still be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to our business or industry. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges; however, if such situation changes in the future and we were denied permission from Chinese authorities to list on U.S. exchanges, we may not be able to continue listing on a U.S. exchange or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of the price of our securities.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little to no advance notice and could have a significant impact upon a company’s ability to operate profitably in the PRC.

Our operations have been completed transferred overseas in accordance with PRC regulations and are no longer located in China. Our subsidiary, which is located in China, engages in activities, such as supply chain, heating equipment research, and other developmental activities that are completely compliant with PRC regulations.

In the event that our business is considered by PRC authorities as having operations and generating a portion of its revenue in the PRC, economic, political, and legal developments in the PRC may affect our business, financial condition, results of operations and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our business’s ability to operate profitably may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our business’s ability to operate its business even while located outside of China.

PRC laws and regulations governing a company’s presence/business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair a company’s ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing a company’s business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and a company’s business may be affected if it relies on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. It cannot be predicted what effect the interpretation of existing or new PRC laws or regulations may have on a business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection it affords. These uncertainties may affect a company’s judgment on the relevance of legal requirements and its ability to enforce contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from a company.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, a company may not be aware of a violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, a business may have to resort to administrative and court proceedings to enforce its legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection a business enjoys than in more developed legal systems. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect a company’s business and impede its ability to continue operations.

We are a global mining operator. Our operations have been completed transferred overseas in accordance with PRC regulations and are no longer located in China. As such, we do not consider itself a China based issuer nor believes that there is any risk associated with changes in the laws or regulations of the PRC. Our subsidiary, which is located in China, engages in activities that are not part of its profit making operations, such as supply chain activities, heating equipment research, and other developmental activities that are completely compliant with PRC regulations. All of our mining operations are conducted outside of mainland China and are thus (i) not subject to PRC governmental intervention or risks, (ii) not required to obtain permission from any of the PRC or local governmental authorities, and (iii) not affected by the vague and uncertain nature of PRC laws and regulations or any changes thereto.

The approval, filing or other requirements of the China Securities Regulatory Commission (“CSRC”) or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities (the “Opinions”) emphasized (i) the need to strengthen the administration over “illegal securities activities” and (ii) the supervision of overseas listings by China-based companies. The Opinions also proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents faced by China-based overseas-listed companies; although such opinions did not specify the definition of “illegal securities activities.” The Opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. As the Opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such Opinions, there are still uncertainties regarding the interpretation and implementation of such Opinions. In addition, new rules or regulations promulgated in the future could impose additional requirements on us. For example, it was reported that the CSRC may issue new rules requiring China-based companies to seek approval before going public outside of China, including in the U.S.

Currently our business does not relate to internet content provisions nor profit-making activities via the internet within the PRC. Accordingly, our current operations are not subject to regulations and rules by the CAC. In addition, currently our mining operation is conducted, and our profits are generated outside of China. Thus, we believe we are not a China-based company.

On December 24, 2021, the CSRC issued the Administrative Regulations of the State Council Concerning the Offshore Security Issuance and Listing of Domestic Enterprises (Draft for Comments) and the Administrative Measures on the Registration for the Offshore Security Issuance and Listing of Domestic Enterprises (Draft for Comments). The Draft Offshore Security Issuance and Listing Regulations, among others, requires completion of registration and report of related information to the CSRC in case of direct or indirect offshore listing of a domestic enterprise. Where the domestic enterprise fails to complete the registration or the registration materials omit material facts or fabricate material false contents, such domestic enterprise will be subject to administrative penalties such as warning, fines, suspension of relevant business or operation, revocation of licenses and permits or business license, the controlling shareholder, directors, supervisors, and senior management personnel of such domestic company will also be subject to administrative penalties such as warnings and fines. The Draft Registration Measures, among others, set forth the standard in determining an indirect offshore listing of a domestic company, the party in responsible of registration submission, as well as procedures for submission prior to application for listing, the interim period following the application for listing and completion of listing, and post-listing period. As of the date of this Annual Report on Form 20-F, it is uncertain when these two Draft PRC Regulations will be issued and take effect, and when issued, whether the additional requirements will be supplemented.

We cannot assure you that we will not in the future be required to obtain the approval of the CSRC or of potentially other regulatory authorities in order (i) to maintain the listing status of our common shares on the NASDAQ or (ii) to conduct offerings of securities in the future. In the event that it is determined that we are required to obtain approval from the CSRC or any other regulatory authority, the failure to obtain such approval could result in (i) the delisting of our securities on foreign exchanges and/or (ii) a decrease in the value of our securities. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this Annual Report on Form 20-F, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CSRC, CAC, nor any other PRC regulatory authority. To our knowledge, we (i) are covered by the permissions requirements of the CSRC and (ii) are, as of the date of this Annual Report on Form 20-F, not required to obtain permission or approval from the CSRC nor any other PRC regulatory authority. In the event that regulations change in the future, and we are required to obtain permission or approval from the CSRC or any other PRC authority, any failure to do so could result in (i) the delisting of our securities on foreign exchanges and/or (ii) a decrease in the value of our securities (among other consequences).

In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, companies with more than one million users’ personal information in China, especially internet and technology companies, could be subject to penalties and other legal liabilities as a result of non-compliance with such PRC laws.

Companies in China are subject to various risks and costs associated with the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to investors, employees, contractors, and other counterparties and third parties. These PRC laws apply not only to third-party transactions, but also to transfers of information between a holding company and its subsidiaries. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) aiming to, upon its enactment, replace the existing Measures for Cybersecurity Censorship. The draft measures extend the scope of cybersecurity reviews to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country. The draft measures require a company holding more than one million personal information to submit its initial public offering materials prepared for submission for cybersecurity review before listing on a foreign exchange.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021, and takes effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

Currently our business does not relate to internet content provisions nor profit-making activities via the internet within the PRC. We also do not possess one million user’s personal information in China. Accordingly, our current operations are not subject to regulations and rules aforementioned by the CAC.

Risks Related to Kazakhstan

Recent events in Kazakhstan, including national unrest caused by protests over surging fuel prices, have caused significant national disruptions in energy and internet access that, if not promptly remedied, may have an adverse impact on our operations and continued financial stability.

Recent events in Kazakhstan, including national unrest caused by protests over a surge in fuel price, have caused significant national disruptions in energy and internet access that, if not promptly remedied, may have an adverse impact on our operations and continued financial stability.

Due to surges in fuel prices at the beginning of 2022, the country of Kazakhstan entered into a significant period of unrest. Since then, we are closely monitoring the political environment of Kazakhstan, including any legal developments and the potential impact such events may have on our hosting operations in that country. Should the disruptive political environment in Kazakhstan continue or deteriorate, our planned expansion of hosting capacity in Kazakhstan may be further delayed or negatively impacted as customers reconsider the timing of hosting their mining machines. Such events could have a significant impact on our hosting operational viability.

Kazakhstan’s political and economic instability could have a material adverse effect on our operations and investment risks.

The related political risks are mainly manifested in the possible political changes in Kazakhstan in the future. If there is a change in the attitude of the next president to foreign investment, the change may bring uncertain factors to Kazakhstan’s foreign investment related policies (such as tariffs, economic policies, industrial policies, etc.).

In addition, due to the impact of the global financial crisis and the slowdown of world economic growth, there are uncertainties in Kazakhstan’s domestic policy environment, market environment, and administrative environment. It was different before. These are reflected in:

(1)    The government of Kazakhstan has enacted increasingly strict controls over foreign-funded enterprises. It has intensified policy adjustments against foreign capital and foreign-funded enterprises. Starting from the protection of the country’s interests, the Kazakhstan government has frequently introduced new policies for foreign capital and foreign-funded enterprises in the past year or two, such as business registration, labor licenses, taxation, and corporate procurement, many of which are direct restrictive measures. Foreign companies have become more and more stringent in terms of corporate taxation and security management. Environmental protection requirements are getting higher and higher, and the ever-increasing environmental pollution charges and other environmental protection charges have further increased the economic burden of enterprises.

(2)    The “Kazakhstan Content Law” stipulates the proportion of Kazakhstan’s domestic goods, projects and services in the procurement of goods, projects and services by foreign capital, including the proportion of employees of different levels in Kazakhstan to foreign employees. And the number of foreign employees required decreases year over year “with the implementation of the mandatory plan for training and improving the professional level of Kazakhstan employees.” The law clarifies the proportion of Kazakhstan’s domestic products and services in the procurement of goods, projects and services by state-owned and non-state-owned institutions and determines the standards that should be met.

(3)    In terms of labor permits, since June 2008, the Kazakhstan government has raised the standards for the introduction of foreign labor services, and implemented new requirements in terms of education, working years, and professional work experience. Further, it has enacted new requirements. The government of Kazakhstan also requires foreign-funded enterprises to actively perform higher social responsibilities, donate to local communities, sponsor and participate in community public welfare undertakings.

There is a phenomenon of power rent-seeking. Kazakhstan’s investment legislation is relatively complete, but there is a phenomenon of power rent-seeking, which creates difficulties for foreign-funded enterprises to invest in Kazakhstan.

Cryptocurrency mining operations in Kazakhstan are subject to extensive national and regional regulation which increases the costs of compliance and possible liability for non-compliance.

Cryptocurrency is subject to extensive regulation by Kazakhstan’s national and regional regulatory authorities. Regional and national statutes regulate foreign investment, operational safety, intellectual property rights, information security, employees’ health and safety, and other financial and digital technology controls. In Kazakhstan these regulations are mainly enforced by the Ministry of Digital Development, Innovation and Aerospace Industry. We intend to operate in compliance with all known investment, operation and digital technology standards and regulations applicable to our Kazakhstan Cryptocurrency mining activities. However, there can be no assurance that our compliance could be challenged or delayed or that future changes in local or national laws, regulations or interpretations thereof will not have a material adverse effect on our ability to commence and sustain mining operations.

Change in tax policy of Kazakhstan on cryptocurrency mining might have an adverse impact on our operating results

On June 25, 2021 Kazakhstani President Kassym-Zhomart Tokaev signed legislation officially legalizing crypto-mining in Kazakhstan. As part of this law, Kazakhstan introduced a new tax, stipulating a fee of one tenge per 1 kilowatt-hour (kW/h) for miners, starting on January 1, 2022. In the first quarter of 2022, our legal counsel in Kazakhstan advised us that the Kazakhstan government partially supports a few amendments to the existing tax code applying to digital asset mining companies in the country, including improving the fee rate based on electricity consumption per kWh that the government charges digital asset miners from the current 1 tenge (about $0.0023 US dollar) per kWh to a higher rate, based on different types of electricity they consume and/or different level of total power scale they consume. The amendments proposal also includes enhancing regulation to digital asset mining activities and control of the power supply. As the date of this report, the government is still in discussion and drafting of the final amendments to the Tax Code and any laws related to digital asset mining activities and have not brought any of such amendments into enforcement. However, should the government of Kazakhstan impose additional tax on the mining of cryptocurrency in the future, or regulate the mining of cryptocurrency through floating electricity price, our operating results will be negatively impacted.

Cryptocurrency mining operations are subject to various risks and hazards which could result in significant costs or hinder ongoing operations.

The business of cryptocurrency mining is subject to certain types of risks, including environmental hazards, industrial accidents, and theft. While we expect to secure and maintain insurance consistent with industry practice, it is not possible to insure against all risks associated with the cryptocurrency mining business nor is it prudent to assume that insurance will continue to be available at a reasonable cost. We have not obtained property insurance because such coverage is not considered by management to be cost effective. We currently carry no insurance on any of our properties due to the current lack of any mining operations.

Risk Related to Ownership of our Class A Ordinary Shares Following the Business Combination

An active trading market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

An active trading market for our securities may never develop or, if developed, may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts. Additionally, if our securities become delisted from the Nasdaq Capital Market and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq, NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

We cannot assure you that our securities will continue to be listed on Nasdaq. In order to maintain our listing on Nasdaq, we are required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares and various additional requirements. Our continued eligibility for listing may depend on, among other things, the number of its shares that are redeemed.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that our Class A Ordinary Shares are a “penny stock” which will require brokers trading in its Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our Class A Ordinary Shares equals or exceeds $16.50 per share (including adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities — Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants.

Our public warrants may never be in the money, and they may expire worthless.

The exercise price for our warrants is $11.50 per-share (subject to adjustment as described herein), which exceeds the market price of our Class A Ordinary Shares, which was $5.64 per share based on the closing price of our Class A Ordinary Shares stock on the Nasdaq Capital Market on May 25, 2022. If all of our warrants were exercised in full for cash, we would receive an aggregate of approximately $25,811,669.50. We do not expect warrant holders to exercise their warrants and, therefore, we do not expect to receive cash proceeds from any such exercise, for so long as the warrants remain out-of-the money. There can be no assurance that the public warrants will ever be in the money prior to their expiration and, as such, the warrants may expire worthless.

Our share price may change significantly, and you could lose all or part of your investment as a result.

The trading price of our Class A Ordinary Shares is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “— Risks Related to our Business and Industry and our Class A Ordinary Shares Following the Business Combination” and the following:

•        results of operations that vary from the expectations of securities analysts and investors;

•        results of operations that vary from those of our competitors;

•        the impact of the COVID-19 pandemic and its effect on our business and financial conditions;

•        changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•        declines in the market prices of stocks generally;

•        strategic actions by us or our competitors;

•        announcements by us or our competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•        any significant change in our management;

•        changes in general economic or market conditions or trends in our industry or markets, such as recessions, interest rates, local and national elections, international currency fluctuations, corruption, political instability and acts of war or terrorism;

•        changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•        future sales of our Class A Ordinary Shares or other securities;

•        investor perceptions or the investment opportunity associated with our Class A Ordinary Shares relative to other investment alternatives;

•        the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•        litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•        guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•        the development and sustainability of an active trading market for our Class A Ordinary Shares;

•        actions by institutional or activist shareholders;

•        changes in accounting standards, policies, guidelines, interpretations or principles; and

•        other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A Ordinary Shares is low.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business regardless of the outcome of such litigation.

We are a “controlled company” within the meaning of Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

As a result of our Founder holding more than 50% of the voting power of our board of directors, we will be a “controlled company” within the meaning of Nasdaq’s listing rules. Therefore, we are not required to comply with certain corporate governance rules that would otherwise apply to us as a listed company on Nasdaq including the requirement that compensation committee and nominating and corporate governance committee be composed entirely of “independent” directors (as defined by Nasdaq’s listing rules). As a “controlled company” the board of directors of us are not required to include a majority of “independent” directors. We do not intend to rely on those exemptions. However, we cannot guarantee that this may not change going forward.

Should the interests of our Founder differ from those of other shareholders, it is possible that the other shareholders might not be afforded such protections as might exist if the board of directors of us, or such committees, were required to have a majority, or be composed exclusively, of directors who were independent of our Founder or our management.

Because there are no current plans to pay cash dividends on our Class A Ordinary Shares for the foreseeable future, you may not receive any return on investment unless you sell our Class A Ordinary Shares for a price greater than that which you paid for it.

We intend to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on our Class A Ordinary Shares will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our shareholders or by our subsidiaries to it and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur. As a result, you may not receive any return on an investment in our Class A Ordinary Shares unless you sell such shares for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about our business or if they downgrade our shares or our sector, our Class A Ordinary Share price and trading volume could decline.

The trading market for our Class A Ordinary Shares rely in part on the research and reports that industry or financial analysts publish about us or its business. We will not control these analysts. In addition, some financial analysts may have limited expertise with our model and operations. Furthermore, if one or more of the analysts who do cover us downgrade our shares or industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A Ordinary Shares could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on it regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

Future sales, or the perception of future sales, by us or its shareholders in the public market following the Business Combination could cause the market price for our Class A Ordinary Shares.

The sale of shares of our Class A Ordinary Shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate.

We have a total of 12,933,653 Class A Ordinary Shares outstanding. All shares issued in the Business Combination are freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including our directors, officers and other certain shareholders.

Currently, the Sponsor and certain substantial holders of our Ordinary Shares (determined on an as-converted basis) (the “Investors”) have agreed, subject to certain exceptions, not to transfer or dispose of their Ordinary Shares. Such restrictions, including the members of TradeUP initial shareholders, the SAI Founder and management of Old SAI, began on the Closing date, which is April 29, 2022, and end on the first anniversary of Closing, with such Ordinary Shares being subject to earlier release on the date on which the volume weighted average trading price of our Class A Ordinary Shares exceeds $14.00 per share (with respect to 50% of our Ordinary Shares) and $17.50 per share (with respect to the remaining 50% of our Ordinary Shares) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after Closing. Certain other Old SAI shareholders agreed not to transfer or dispose of their Ordinary Shares which began at Closing and end on the six-month anniversary of Closing.

Upon the expiration or waiver of the lock-ups described above, shares held by the Investors and certain other shareholders of us will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144, when such rule becomes applicable to us. In addition, pursuant to the New Registration Rights Agreement, the Investors and certain other shareholders will have the right, subject to certain conditions, to require us to register the sale of their Ordinary Shares under the Securities Act. By exercising their registration rights and selling a large number of shares, these shareholders could cause the prevailing market price of our Class A Ordinary Shares to decline. After completion of the Business Combination, the shares covered by registration rights represent approximately 83.3% of our outstanding Ordinary Shares (including both Class A and Class B Ordinary Shares).

As restrictions on resale end or if these shareholders exercise their registration rights, the market price of our Class A Ordinary Shares could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A Ordinary Shares or other securities.

In addition, our Class A Ordinary Shares reserved for future issuance under our Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of our Class A Ordinary Shares expected to be reserved for future issuance under our Equity Incentive Plan is equal to 1,812,663 shares (subject to annual increase adjustments as described in our Incentive Plan). We are expected to file one or more registration statements on Form S-8 (or other applicable form) under the Securities Act to register our Class A Ordinary Shares or securities convertible into or exchangeable for our Class A Ordinary Shares issued pursuant to the SAI Incentive Plan. Any such Form S-8 registration statements (or other applicable form) will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

In the future, we may also issue its securities in connection with investments or acquisitions. The amount of our Class A Ordinary Shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding Class A Ordinary Shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our shareholders.

We expect to grant equity awards to employees and directors under our equity incentive plans. As part of our business strategy, we may acquire, make investments in or engage in strategic partnerships with companies, solutions or technologies and issue equity securities to pay for any such acquisition, investment or partnership

Anti-takeover provisions in our governing documents could delay or prevent a change of control.

Certain provisions of the amended memorandum and articles of association to become effective upon the consummation of the Business Combination may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders.

These provisions provide for, among other things:

•        the ability of our board of directors to issue one or more series of preferred shares;

•        a classified board;

•        a dual-class share structure;

•        advance notice for nominations of directors by shareholders and for shareholders to include matters to be considered at our annual general meetings; and

•        certain limitations on convening general meetings of shareholders;

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See the section entitled “Description of New SAI Securities” of this Annual Report on Form 20-F for additional information.

Certain of our shareholders, including the Sponsor, may engage in business activities which compete with us or otherwise conflict with our interests.

The Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our Articles will provide that none of the Sponsor, any of their respective affiliates or any director who is not employed by our (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which SAI operates. The Sponsor also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

The future exercise of registration rights may adversely affect the market price of our Class A Ordinary Shares.

Certain of our shareholders will have registration rights for restricted securities. In connection with the consummation of the Business Combination, we will enter into the New Registration Rights Agreement with the Sponsor and certain other shareholders of ours, which will provide for customary “demand” and “piggyback” registration rights for certain shareholders. Sales of a substantial number of our Class A Ordinary Shares pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A Ordinary Shares.

Warrants will become exercisable for our Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Outstanding warrants to purchase an aggregate of 2,244,493 our Class A Ordinary Shares will become exercisable on the later of (1) 30 days after the completion of the Business Combination or (2) 12 months from the consummation of the TradeUP IPO. Each warrant entitles the holder thereof to purchase one of our Class A Ordinary Shares at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of our Class A Ordinary Shares. To the extent such warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the then existing holders of our Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Class A Ordinary Shares.

The warrant agreement relating to our warrants provides that any action, proceeding or claim against the Company arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the Company irrevocably submits to such jurisdiction, which will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision could limit the ability of holders of our warrants to obtain what they believe to be a favorable judicial forum for disputes related to such agreement.

The Warrant Agreement, dated April 28, 2021, as amended on June 7, 2021 (together, the “Warrant Agreement”), provides that any action, proceeding or claim against the Company arising out of or relating in any way to such agreement, except for claims for which the federal courts have exclusive jurisdiction, such as suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which will be the exclusive forum for any such action, proceeding or claim.

The exclusive forum provision in the Warrant Agreement may limit the ability of holders of our warrants to bring a claim in a judicial forum that it finds favorable for disputes related to the Warrant Agreement, which may discourage such lawsuits against the Company and our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our Ordinary Shares. As a Cayman Islands exempted company that will be listed on the Nasdaq Capital Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1), Section 5605(c)(2) and Section 5635(c) of the Nasdaq Listing Rules require listed companies to have, among other things, a majority of our board members to be independent, an audit committee of at least three members and shareholders’ approval on adoption of equity incentive awards plans. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board of directors to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on our management might decrease as a result. In addition, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. While we have not followed home country practice in lieu of the above requirements, we could decide in the future to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution.

As an “emerging growth company,” we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

As an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which we have elected to do. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active market for our common stock, our share price may be more volatile and the price at which our securities trade could be less than if we did not use these exemptions.

We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of our Ordinary Shares.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our Annual Report on Form 20-F. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”

Our current controls and any new controls that it develops may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post- implementation issues that may arise.

In connection with the audit of our consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 in accordance with the standards established by PCAOB, we have identified material weaknesses in our internal control over financial reporting which related to the lack of sufficient financial reporting personnel with appropriate knowledge of SEC reporting requirements to the consolidated financial statements and related disclosures.

We are committed to remediating our material weaknesses as promptly as possible. However, there can be no assurance as to when these material weaknesses will be remediated or that additional material weaknesses will not arise in the future. Even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the Ordinary Shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.]

The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Further growth of our operations to support our customer base, our platform, solutions and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change. The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Further growth of our operations to support our customer base, our information technology systems and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud.

As a result of our plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, our tax rate may fluctuate, our tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or we may be subject to future changes in tax law, the impacts of which could adversely affect our after-tax profitability and financial results.

Because we do not have a long history of operating at our present scale and have significant expansion plans, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by our operating results before taxes, changes in the composition of operating income and earnings in countries or jurisdictions with differing tax rates, including as we expand into additional jurisdictions, changes in deferred tax assets and liabilities, changes in accounting and tax standards or practices, changes in tax laws, changes in the tax treatment of share-based compensation, and our ability to structure our operations in an efficient and competitive manner.

Due to the complexity of multinational tax obligations and filings, we may have a heightened risk related to audits, examinations or administrative appeals by taxing authorities. Outcomes from current and future tax audits, examinations or administrative appeals could have an adverse effect on our after-tax profitability and financial condition. Additionally, several tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely impacted by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect. For example, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS recently entered into force among the jurisdictions that have ratified it. Additionally, many countries and organizations, such as the Organization for Economic Cooperation and Development, are also actively considering changes to existing tax laws or have proposed or enacted new laws that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business. These recent changes and proposals could negatively impact our taxation, especially as we expand our relationships and operations internationally.

If a U.S. Holder is treated as owning at least 10% by vote or value of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person (as defined in Section 7701(a)(30) of the Code) is treated as owning (directly, indirectly, or constructively) at least 10% of the total combined voting power of all classes of our shares entitled to vote or at least 10% of the total value of shares of all classes of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFCs”) in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not SAI makes any distributions of profits or income of such CFC to such United States shareholder. If a U.S. Holder is treated as a United States shareholder of a CFC, failure to comply with applicable reporting obligations may subject such holder to significant monetary penalties and may extend the statute of limitations with respect to such holder’s U.S. federal income tax return for the year for which reporting was due. Additionally, a United States shareholder of a CFC that is an individual would generally be denied certain tax deductions or foreign tax credits in respect of its income that may otherwise be allowable to a United States shareholder that is a U.S. corporation.

We cannot provide any assurances that we will assist holders of our shares in determining whether SAI or any of our non-U.S. subsidiaries are treated as CFCs or whether any holder of the Ordinary Shares is treated as a United States shareholder with respect to any such CFC, nor do we expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. Each U.S. investor should consult its advisors regarding the potential application of these rules to an investment in the Ordinary Shares.

We may become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Ordinary Shares.

Based on the fiscal year 2021 composition of our income, assets and operations and that of our subsidiaries, we do not expect to be a PFIC in the 2022 taxable year or in future taxable years, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of us and our subsidiaries’ income and assets, and the market value of us and our subsidiaries’ assets, from time to time. Specifically, for any taxable year a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of our gross income in that taxable year is passive income, or (2) 50% or more of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of us and our subsidiaries’ assets will be based, in part, on the quarterly market value of our Ordinary Shares, which is subject to change.

The determination of whether we or our subsidiaries will be or become a PFIC may also depend, in part, on how, and how quickly, we use liquid assets and the cash acquired from the Business Combination or otherwise. If we were to retain significant amounts of liquid assets, including cash, the risk of us being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the 2022 taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held Ordinary Shares.

If we were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares. For example, if we are a PFIC, U.S. Holders of our Ordinary Shares may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure any investor that we will not be a PFIC for the 2022 taxable year or any future taxable year. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.

General Risk Factors

Our operations could be adversely affected by events outside of our control, such as natural disasters, including floods, earthquakes or hurricanes, wars, health epidemics or incidents such as loss of power supply.

The occurrence of a natural disaster such as an earthquake, hurricane, drought, flood, fire, localized extended outages of critical utilities or transportation systems, or any critical resource shortages could cause a significant interruption in our business, damage or destroy our facilities or inventory, and cause us to incur significant costs, any of which could harm our business, financial condition, and results of operations. The insurance we maintain against fires, earthquakes, hurricanes and other disasters and damage may not be adequate to cover losses in any particular case.

Further, severe natural disasters could affect our data centers in a temporal or longer-term fashion which would adversely affect our ability to operate our network.

ITEM 4.    INFORMATION ON THE COMPANY

A.     History and Development of the Company

SAI is a global energy-saving Bitcoin mining operator and a clean-tech company with a mission to promote the clean transition of the bitcoin mining, power and heating industries. Old SAI was incorporated on February 2, 2021. On April 29, 2022, the Company completed the Business Combination and SAITECH Limited became a wholly owned subsidiary of the TradeUP Global Corporation, subsequently renamed SAI.TECH Global Corporation.

See the section entitled “Explanatory Note” in this Form 20-F for additional information regarding SAI.TECH Global Corporation and the Business Combination Agreement. A copy of our Business Combination Agreement, and the amendments thereto, is attached as exhibits 4.1 – 4.4 to this Form 20-F.

SAI.TECH Global Corporation is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because SAI.TECH Global Corporation is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of SAI.TECH Global Corporation are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of common shares. In addition, SAI.TECH Global Corporation is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that SAI.TECH Global Corporation files with or furnishes electronically to the SEC.

Our principal place of business is located at #01-05, 195 Pearl’s Hill Terrace, Singapore (168976). Our telephone number at this address is (+65) 9656 5641. Our registered office in the Cayman Islands is located at the offices of 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. We maintain our website at https://sai.tech/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.     Business Overview

We are a global energy-saving Bitcoin mining operator and a clean-tech company that integrates the bitcoin mining, power and heating industries. Since our founding in 2019, we have been committed to developing comprehensive energy-saving solutions that can optimize the major costs of bitcoin mining and promote clean energy transition. The uniqueness of our solutions is that we use proprietary liquid cooling and waste heat recovery technology for bitcoin mining machines, which utilizes waste heat generated from bitcoin mining ASIC chips at 90% thermal efficiency to provide recycled energy in form of steady 60-70°C hot water to potential heating customers while lowering mining operating costs. Our mission is to globally become the most energy-efficient digital asset mining operation company, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

We provide a full suite of specialized services, including mining machines purchase, hosting, mining pool service, energy-saving technologies and solutions, to digital asset mining customers. Our target customers include both large-scale miners and institutional investors. Target institutional investors include entities that are diversifying their portfolios by adopting digital asset-mining assets, which can be a more economic approach to acquire digital assets as compared to buying such assets on secondary markets. Starting from 2022, we began to develop our self-owned mining operations. Our mining operation is currently based on electricity generated from natural gas and is gradually shifting to alternative energy sources such renewable energies. Strategically, we focus on deploying SAIHUB CAB in our mining operation globally, which is a cabinet that applies our proprietary chip liquid cooling and waste heat recovery technologies, reutilize excessive heat generated by bitcoin mining ASIC chips and provide steady hot water for agricultural, commercial, residential and industrial large-scale heating applications. This product and solution can reduce aggregate carbon emissions compared to traditional stand-alone heating and bitcoin mining, while also reducing the mining operation costs by potentially selling the waste heat.

Since formation in 2019, we have been developing advanced liquid cooling technologies for digital assets, specifically, bitcoin mining machines. We developed and integrated waste heat recovery technology into liquid cooling systems that applies to bitcoin mining machines, effectively turning traditional mining machines into “electric boilers” with

90% thermal efficiency. This product is called SAIHUB CAB, and we registered various patents with the related engineering designs globally. During 2019-2020, we launched three pilot programs successfully testing the SAIHUB CAB’s operation in northwest and northeast China. These operations were suspended in mid-2021 to comply with local regulations. We collected operating statistics from the pilot sites which proves that our SAIHUB CAB can functionally replace many traditional heating boilers that burn coal and natural gas, and most electric heating boilers in the market with thermal efficiency reaching 90%.

The SAIHUB CAB is also equipped with meters and sensors to collect real-time electricity and temperature statistics. Additionally, it is equipped with a calorimeter and manometer on its hot water heating system to collect real-time pressure statistics of hot water supply and return. We calculated the thermal efficiency based on these operation statistics collected. Below is a summary of three pilot programs’ operating statistics during the heating season from October 2020 to April 2021.

Code of Pilot Project	Heat Output (KW)	Electricity Consumed (KW)	Outdoor Temperature (°C)	Indoor Temperature (°C)	Hot Water Output Temperature (°C)	Cooled Water Input Temperature (°C)	Water Supply Pressure (Mpa)	Water Return Pressure (Mpa)	Thermal Efficiency (%)
HM	1,467	1,631	(10)	24	53	45	0.18	0.33	89.71%
DQ	200	223	(11)	22	51	43	0.18	0.33	89.78%
JY*	90	101	NA	NA	51	43	0.18	0.33	88.95%

____________

*        JY is a project providing domestic hot water to shopping malls, thus the outdoor and indoor temperatures do not apply to it.

Typical boiler (thermal) efficiencies are approximately 90% according to EN 12952-15 and old boilers’ efficiency are typically lower than 90%. The SAIHUB CAB has an average of thermal efficiency of almost 89-90%, providing 60-70°C hot water steadily through the liquid cooling systems integrated with waste heat recovery capability. New generation natural gas boilers are usually equipped with condensing technology, which improves its overall thermal efficiency to over 90%. Please see Table 3.2 below for a comparison of efficiency levels across various sources of fuel.

Though revoked, our pilot programs successfully organized in China have proven an increased economic return for both heating user partners and mining hosting customers through recycling the waste heat in 90% thermal efficiency. In these pilot projects, we represented customers to purchase bitcoin mining machines and install their machines in SAIHUB CAB on the heating sites i.e. greenhouses to provide heat, while providing hosting services. On one side, heating user partners i.e. agriculture greenhouses saved energy cost and carbon emissions through paying less (free in our pilot programs) for the 24*7 steady 60-70°C hot water we provided compared to their traditional cost on purchasing and burning coal or natural gas. In additional, they do not need to pay the capital expenditure and construction expense for installing our SAIHUB CAB. On the other side, though we didn’t officially collect heating service fee in these pilot projects, we expect to be able to charge certain heating service fee through providing 24*7 steady 60-70°C hot water when commercial projects are commenced and rolled out in other countries globally and thus to effectively subsidize our electricity cost on mining operations. As we accelerate our global expansion, we believe our unique SAIHUB CAB bitcoin mining solution, which is also an innovative heating solution, represents compelling differentiation of our business model.

Transition And Expansion Into Global Market

On May 21, 2021, China issued strict policies to ban digital assets mining activities in mainland China. Due to compliance and strategic concerns, we terminated all of our hosting service agreements with existing customers in China, revoked our pilot programs testing our SAIHUB CAB equipment, and began strategic global transition starting from establishing hosting operations in Kazakhstan.

On July 18, 2021, we entered into a service agreement with Better Tech (the “Power Service Agreement”) for Phase I cooperation in Kazakhstan. The Power Service Agreement provides us with two mining facilities in Kazakhstan on for a term of three years, from July 20, 2021 to July 20, 2024, and a total electrical power capacity of 105 MW breaking down into two phases, including 15 MW in Phase I and 90 MW in Phase II. Under the Power Service Agreement, the supplier agrees to secure and provide us with the defined capacity of power and electricity supply, infrastructure layout and operating services, including, but not limited to, upgrading of the bitcoin mining equipment, technical support and regular monitoring of the signed-up facilities in Kazakhstan.

On July 16, 2021, we entered into a bitcoin mining hosting service agreement with Mint Asset Management Pte. Ltd (later on replaced by E2M Technology Limited as designated by the same customer to execute the same agreement) (“E2M”), a large-scale mining asset management group in Asia, for providing hosting services of their bitcoin mining equipment (the “Servers”) to generate computer power at the two facilities in Kazakhstan designated by us (the “Hosing Service Agreement”). Under the Hosting Service Agreement, E2M agrees to provide to us a number of servers under its management with a specified energy utilization capacity of 105MW (15 MW in Phase I and 90 MW in Phase II) in Kazakhstan, in accordance with specification and power availability dates set out in the availability schedule. We are obligated to host these servers in specialized containers and provide the electrical power, transmission and connection equipment necessary for the mining, hosting, operating and management of the servers there, in each case in accordance with the terms and conditions of the Hosting Service Agreement. The Hosting Service Agreement provides for the initial term of three (3) years from July 28, 2021 to July 28, 2024.

On July 21, 2021, our power service partner completed the infrastructure of the first data center facility in Uralsk, which consist mainly of mobile blockboxes located on undeveloped land to host mining machines, with transformers, wires, and switches connecting to electric infrastructure, with a capacity of up to 15MW. As of August 28, 2021, we handled shipping on behalf of our third-party hosting customers of 4,234 bitcoin mining machines to the site to commence operations (including 2,864 units of Whatsminer M20S, 1,115 units of Whatsminer M21S, and 255 of Bitmain T19) and the machines have all started operation since then.

In August 2021, we acquired Nanjing SuannengWuxian Technology Co. Ltd. (“Nanjing SuannengWuxian”), a private mining pool business and an entity under common control by one of our principal shareholders. This acquisition enabled us to meet increased demand by investors for crypto asset allocation, while also providing increased security and diversified services to our hosting customers as we expand our global operation. We are currently building this business, including the domain name sai.plus, into a leading bitcoin mining cloud management and comprehensive services platform. Concurrently with such acquisition, we succeeded Nanjing Suanneng Wuxian’s licensing agreement with a third-party vendor with respect to SaaS used in connection with such services, and we and Nanjing SuannengWuxian have transitioned hosting services to such customers to our operation.

On March 9, 2022, we joined EUROHEAT&POWER, a non-for-profit association headquartered in Brussels, Belgium, which unites the district energy sector and promotes sustainable heating and cooling in Europe and internationally. On March 15, 2022, we joined the International District Energy Association (IDEA), a 501(c)(6) non-profit industry association founded in the United States in 1909, with headquarters in Westborough, Massachusetts. IDEA has extensive experience in highly reliable thermal networks, combined heat and power, thermal storage and clean energy management to optimize energy efficiency, emissions reductions and sustainable solutions for mission-critical and community-scale markets. IDEA has a membership of over 2,400 industry professionals representing more than 30 countries from around the world. We believe both organizations, EUROHEAT&POWER and IDEA, will accelerate the market introduction and expansion of our SAIHUB CAB bitcoin mining and heating solution in global market.

During the fourth quarter of 2021 and the first quarter of 2022, we approached and studied various hosting facilities in preparation of developing our self-owned mining operation, and potential heating partners for deploy our SAIHUB CAB in international countries other than Kazakhstan, including Finland, Mexico, Canada and the United States. As the date of this report, we have 100 bitcoin mining machines (Bitmain S9i) in testing operation in our contracted data center in La Pechuga, Mexico, and 300 units bitcoin mining machines (Whatsminer M21S) in testing operation in Coshocton facility, Ohio provided by 500 N 4th Street LLC, a Delaware limited liability company doing business as Standard Power. Upon conclusion of these testing operations, we will decide whether we will enter into definitive hosting agreements with these partners to scale up our mining operation in these sites. Furthermore, after recent study of global bitcoin mining industry and changing regulatory framework in different countries, we are currently focusing on expansion opportunities primarily in North American countries. We will only proceed with our previously achieved strategic development discussions with Kazakhstan or Mexican local partners, depending on our assessment of the circumstances and conditions that would turn favorable and acceptable to us and our customers.

As the date of this report, none of our SAIHUB CAB pilot projects in discussions with partner in Vimpeli, Finland, and hemp plantation partner in Canada and Unite States, and discussion with a procurement trading agency for global distribution of our SAIHUB CAB have been finalized or materialized. Due to the nature of bitcoin mining of our SAIHUB CAB equipment, we expect to target North American countries and selected European countries as priority to commercialize and roll-out our SAIHUB CAB mining and heating solution.

Post business combination, besides the hosting operation we already have and any hosting opportunities to be validated, we plan to grow our self-mining capacity through investment in mining machines when their market prices are at a level that the management believes will deliver a desirable return. Strategically, we plan to deploy SAIHUB CAB to our own and business partners’ bitcoin mining operation globally where heating demand is applicable to reduce the mining operational cost and to create environmental benefits. In the long-run, we plan to operate our self-owned and hosted datacenters installed with our comprehensive energy-saving SAIHUB solutions on a smart cloud platform that maximizes the energy efficiency of the global bitcoin mining network under our management. We aim to generate revenue mainly from the bitcoins that we obtain through self-mining activities and to accumulate, sell or hold digital assets as determined by our management and board of directors based on prevailing market prices and mining economics of bitcoin. Besides, we expect to generate additional revenue from waste heat resale and various technology-related types of charges when our SAIHUB comprehensive mining solutions, technologies, equipment commercialize and applied operations scale up in global market, subject to the any commercial agreements with customers and business partners. As our global expansion accelerates post business closing, we believe our unique SAIHUB CAB bitcoin mining solution, which is also an innovative heating solution that can electrify many traditional fossil fuel boilers to reduce heating industry’s carbon emissions, represents compelling differentiation of our business model and features us as a unique energy saving bitcoin mining company .

Industry and Market

Our business model centers on cryptocurrency mining operations and, specifically, bitcoin mining. SAIHUB CAB product and solution also applies to the global heating industry and we expect to generate waste heat resales or technology-related types of revenue when our SAIHUB CAB are put into operation in the global market subject to the commercial terms with our heat user collocation partners.

Blockchain, Cryptocurrencies and Digital Assets

A blockchain is a decentralized, distributed ledger. Unlike a centralized database whereby an entire database, or full copies of that database, remains in the control of one person or entity stored on a computer that is controlled or owned by that same person or entity, a blockchain ledger typically has partial copies of itself across various computers or participants (“nodes”) in the network. Each new block requires a method of consensus between nodes of the network in order for the block to post to the ledger and become permanent. There are various methods being developed for executing a consensus.

Currently, the most popular application of blockchain is cryptocurrency. Cryptocurrencies are currencies that are not backed by a central bank or a national, supra-national or quasi-national organization and are not typically backed by hard assets or other credit. Cryptocurrencies are typically used as a medium of exchange — similar to fiat currencies like the U.S. Dollar — that is transacted through and recorded on a blockchain.

In addition to cryptocurrencies, there are other assets, such as contracts or other information that reside on a blockchain that represent a form of ownership. Examples may include insurance contracts, deeds, wills, health data or securities. Together with cryptocurrencies, these other assets, which also include virtual currencies, digital coins and tokens, and other blockchain assets, make up a class of assets called “Digital Assets.” Digital assets offer fast, low-cost peer-to-peer payment options without the need to provide personal details. Every transaction is recorded in the blockchain, which effectively contains a record of all account balances. Each account on the blockchain is identified solely by its unique public key, which renders it anonymous, and is secured with its associated passcode. The value of digital assets is determined by the value that various market participants place on them through their transactions, for example, via peer-to-peer transactions, e-commerce or exchanges.

Cryptocurrency — Advantages

Digital assets have been viewed by the community to offer several advantages over traditional (also known as ‘fiat’) currency, including:

•        Acting as a fraud deterrent, as digital assets recorded on a blockchain are virtually impossible to counterfeit, reverse, or modify;

•        Immediate settlement;

•        Elimination of counterparty risk;

•        No requirement for a trusted intermediary;

•        Lower transaction costs;

•        Identity theft prevention;

•        Universal accessibility;

•        Transaction verification and confirmation processes that prevent double spending;

•        Decentralized transaction processing at any time of day without any central authority (governments or financial institutions); and

•        Universal value free from currency exchange rates.

Cryptocurrency Market

The market for digital assets has grown exponentially. In 2017, there were an estimated 2.7 million users of digital assets, whereas today estimated users are 100 million. Bitcoin’s daily exchange volume has grown from $92 million in January 2017 to more than $50 billion in May 2021. The initial exchange rate recorded on October 5, 2009 was one bitcoin equaled $0.000764. Bitcoin remains the leading digital asset in terms of market capitalization, which, based on data sourced from coinmarketcap.com, exceeded $643.6 billion as of June 30, 2021. As of June 30, 2021, based on data sourced from coinbase.com, the trading price of one bitcoin was $34,949.96. By September 30, 2021, the price of one bitcoin increased to $43,790.89, highlighting the extremely volatile nature of bitcoin. Currently, mining and purchasing from the secondary market are the major ways of acquiring crypto.

Bitcoin

Bitcoin is a digital commodity, a type of cryptocurrency, created in January 2009 by a mysterious and pseudonymous person named Satoshi Nakamoto. Bitcoin offers lower transaction fees than traditional online payment mechanisms and, unlike government-issued currencies, it is operated by a decentralized authority, with only balances kept on a public ledger to which everyone has transparent access.

Bitcoin Mining

The process of maintaining and developing the blockchain ledger with crypto tokens as reward is called mining, which is an important scenario of encryption computing. The mining rewards are paid to the miners who discover a solution to a complex hashing puzzle first. Solving the hashing puzzle requires continuous computing until the key is found, therefore mining is a competition of computing power.

The Bitcoin Network hash rate has increased from 1.03 EH/s in 2016 to 133.13 EH/s by the end of 2020 at the CAGR of 237.2% and peaked at 179.25 EH/s in May 2021. The recent hash rate migration has led to a temporary hash rate decrease, but it is expected to recover soon. By end of December 2021, the global Bitcoin Network harsh rate reached back to 172.5EH/s.

For bitcoin, miners’ computers or machines, called nodes, constantly collect and bundle individual transactions from the past ten minutes (the fixed “block time” of bitcoin) into blocks, and compete to solve the hashing puzzle to be the first to validate the new block for the blockchain, which is called Proof of Work (“PoW”). For bitcoin networks, mining is the process of providing a stable settlement mechanism to validate transaction A number of proposed transactions are bundled in a block and be mined and propagated for verification The reward mechanism attracts miners to participate and improve the robustness and security by raising the difficulties for 51% attack.

Bitcoin Distribution

Bitcoin is finite in its supply of a total number of 21 million, with 18.6 million currently in circulation. Thus, it is a scarce asset that can potentially serve to hedge various forms of inflation. Compared with high storage and transport costs of gold, bitcoin requires no transport costs and has a transparent and diminishing supply schedule.

By 2025, bitcoin is expected to surpass gold’s stock-to-flow ratio, forming a significant monetary store of value.

Transaction Fees

When a user decides to send bitcoin to a recipient, the transaction is first broadcasted to a memory pool before being included in a block. Because each block can only contain up to 1 megabyte of transaction information, it is in this memory pool that miners pick and choose which transactions to bundle into the next block and verify. During periods of heavy network usage, there can oftentimes be more transactions awaiting confirmation than there is space in a block. Consequently, not all attempted transactions will be verified immediately and some transactions can take up to a day or longer to verify.

In such situations where there are more transactions in the memory pool than there is space on the next block, users compete for miners’ computation power by adding fees (“tips”) onto their transactions in the hope that miners would prioritize their transactions. Due to the 1 megabyte limitation, miners tend to favor smaller transactions that are easier to validate. Larger “tips” are required to incentivize miners to mine larger transactions. When the network congestion eases, the miners then turn their focus upon the remaining transactions.

Mining Pools

A mining pool is the pooling of resources by miners, who share their processing power over a network and split rewards according to the amount of work they contributed to the probability of finding a block. Mining pools emerged in response to the growing difficulty and available hashing power that competes to discover blocks on the bitcoin blockchain.

The mining pool operator provides a service that coordinates the workers. Fees are paid to the mining pool operator to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members’ hashing power, identifies new block rewards, records how much work all the participants are doing, and assigns block rewards in-proportion to the participants’ efforts.

To maximize the opportunities to receive a reward, most large-scale miners have joined with other miners in “mining pools” where the computing power of each pool participant is coordinated to complete the block on the blockchain and mining rewards are distributed to participants in accordance with the rules of the mining pool. Fees payable to the operator of the pool vary but are typically as much as 2% of the reward earned and are deducted from the amounts earned by each pool participant. Mining pools are subject to various risks including connection issues, outages and other disruptions which can impact the quantity of digital assets earned by participants.

Global Heating Industry Overview

Heating is the largest energy end-use, accounting for around 50% of global final energy consumption and 40% of global CO2 emissions. Industrial processes (50%) and buildings (47%, for space, water heating and cooking) are the largest heat consumers in 2019, followed by agriculture mainly for greenhouse heating.

Many countries have taken countermeasures to improve energy utility and reduce carbon emission of heating. Governments attempt to reduce the portion of high-carbon-emission energy used for heating. For example, China encourages to use clean coal to replace traditional coal for heat generation. Besides, Europe has introduced policies to encourage researches on improving the efficiency of coal power generation, expanding utility of geothermy, growing heat supply from cogeneration, etc.

Both primary and secondary energy could be applied for heat generation, while fossil fuel dominates the heat supplies currently. Heat could be generated from energy via specific suppliers, cogeneration, waste heat recovery and distributed heaters. Despite the direct use of renewables, cogeneration and waste heat recovery are considered cleaner ways to produce heat.

Global Heating Industry Overview

Heating is mainly consumed by industries and buildings

Global Energy End-users, 2019

50.0%
30.0%
20%
Heating
Transportation
Electricity

Global Energy Sources for Heat Consumption, 2019

0.30%
0.70%
0.1%
7%
19.0%
73.0%
Fossil Fuel
Electricity and biomass
Bioenergy
Solar thermal
Geothermy
Others

Global Heat Consumers, 2019

3%
47.0%
50.0%
Industrial Processes
Buildings
Agriculture

Source: IEA, Frost & Sullivan

FROST & SULLIVAN

Waste Heat Utilization

Waste heat utilization is the process to collect and reuse the heat generated by industrial processes that used to be wasted. Since waste heat is a byproduct of industrial process, it can be considered that no extra energy consumption or carbon emission is incurred due to waste generation. As a result, we believe that by replacing traditional heat generation by waste heat recycle, one is able to reduce increased energy consumption efficiency and reduce carbon emission.

Major approaches for waste heat utilization includes heat exchange, heat conversion and heat pump. Heat exchange is the most direct and efficient method for industrial waste heat utilization. Heat exchange equipment is applied to transfer waste heat while maintaining the form of waste heat energy. Heat conversion with use waste heat boiler is the most common method for industrial waste heat utilization. The conversion process can improve the quality of waste heat. Heat pump is another way to reuse waste heat, which is more suitable for industrial and civil low-temperature waste heat utilization. Our SAIHUB CAB currently provides 60-70°C hot water steadily and is an innovative waste heat utilization method and equipment that collects waste heat from semiconductors or chips especially ASIC chips for bitcoin mining.

Our Competitive Strengths

Comprehensive solutions to reduce the four major costs of bitcoin mining that can exploit the maximum operating profit margin in the long-run

We are established to develop technologies and solutions that reduce the four major costs of bitcoin mining: electricity, cooling, chip and services. The integration of bitcoin mining and heating activities enables us to provide clean and cost-effective mining services with minimal environmental impact. By operating mining data centers in an energy-effective way, we create value not only for customers of custody, but also for users in demand of heat, and contributes to positive environmental externalities. We are dedicated to developing our technology and solution package to optimize the mining total cost of operation, and it is committed to long-term carbon neutrality.

Our comprehensive bitcoin mining energy-saving solution together called SAIHUB is built on an integrated technology platform that spans:

CAB — Our patented electric boiler which can reuse the waste heat from running chips to provide heating services while generating Bitcoin uninterruptedly. Main features include:

•        Advanced chip liquid cooling technology

•        State-of-the-art pressure bearing pipeline design

•        Integrates 72 traditional Bitcoin mining rigs

•        Equipped with smart sensing and monitoring system

•        Thermal efficiency reaches 90%

BOX — Our collapsible Bitcoin mining blockbox. Main features include:

•        Accommodates 180 units Bitcoin mining rigs

•        Great transportation efficiency

•        Easy setup design to save time and labor cost

•        Highly mobile and recyclable

APP — is our all-in-one cloud management. Main features include:

•        Asset management

•        Mining management

•        Energy management

•        Safety management

PCB — is our redesigned hash board providing higher density of chips and liquid cooling adaptive layout to further improve the energy efficiency.

Unique liquid cooling and waste heat recovery technology that can turn bitcoin mining machines into energy-efficient boilers for large-scale heating, proven by successful pilot programs

As an innovator in the bitcoin mining industry, we have the opportunity to harness the power of technology in order to create a more sustainable future for bitcoin mining to address the industry’s energy and environmental challenges. Utilizing liquid cooling enables bitcoin mining to upgrade to more advanced ASIC chips which generate higher density heat. Liquid cooling itself improves the energy efficiency and mining operation efficiency of ASIC chips already. We further developed waste heat recovery engineering capabilities to enable the electricity consumed in process of ASIC chips computing to be reutilized at 90% efficiency for heating purposes in most low to medium temperature heating applications esp. in greenhouses hot water heating systems and district heating projects’ hot water heating systems. By collocating our SAIHUB CAB along with large-scale heating users, we can reduce these heat users’ capital expenditure transferring their fossil fuel boilers to electric boilers. We intent to switch to renewable power source gradually with our SAIHUB CAB datacenter operation to enable the electrification of these heat user’s fossil fuel boilers, which is also promoting the decarbonization of traditional heating industry, creating a huge environmental benefit to the global carbon neutrality goal and social benefits.

Based on our three successful pilot programs, we compared the cost structure and carbon emissions between (i) building a 10,000 KW coal boiler that supplies 200,000 m2 hot water heating demand and a mining data center separately, and (ii) building a 10,000 KW SAIHUB CAB data center that can supply heating demand of 200,000 m2 in a typical site at 40-45° N latitude region. Our model concludes that the second solution utilizing our SAIHUB CAB can save about 59.7% of construction costs, 37.5% of energy consumption, 54.5% of operating costs and reduce 7,993 tons of coals usage and 23,798 tons of carbon emissions in a winter. Our pilot projects operation statistics supported the feasibility of our SAIHUB CAB heating capability and this estimation model’s conclusion.

Based on the success of the pilot programs, we published a carbon footprint report and ESG report in early 2021, and participated in global carbon neutrality focused organizations, including:

•        We are the first crypto mining and supercomputing company worldwide to join the UNFCCC Climate Neutral Now (CNNow) initiative. After joining on April 27, 2021, we submitted our first carbon footprint report on July 9, 2021;

•        We joined the UNFCCC Race to Zero (SME Climate Club) on July 13, 2021, alongside the Energy Industries Council (UK) and other participants;

•        We joined the Task Force on Climate-Related Financial Disclosures (TCFD) on July 22, 2021. Other members of TCFD include the Hong Kong Monetary Authority, the Monetary Authority of Singapore (MAS), BP, and Equinor; and

•        We joined the Climate Pledge on August 10, 2021, becoming an official signatory the following month.

As a result of our participation with these carbon neutrality-focused organizations, we do not carry any legal significance, nor does our participation constitute a binding commitment. We believe that the four NPOs in which we have participated (UNFCCC Climate Neutral Now (CNNow), SME Climate Club, Task Force on Climate-Related Financial Disclosures (TCFD) and the Climate Pledge) provide us with the guidance and insights to make a climate commitment and provides us access to tools and resources helpful to take concrete steps towards climate action across multiple pathways. These tools and resources provide support for measuring and reporting our emissions, developing climate strategy, reducing our own emissions and the emissions in our value chain and contributing to climate action by us.

Rich field experience and unique liquid cooling know-how gives us first-mover advantages

Our founding team is comprised of highly experienced mining operators, heating ventilation air conditioning (“HVAC”) engineers, and power infrastructure constructors in China. This team provides us with strong research and development (“R&D”) capabilities, as well as a deep understanding of the supply chain and cost structure of mining operations and sourcing networks. One founding partners has been managing mining machines since 2015 and has overseen the mining of over 30,000 bitcoins for customers. The other founding partner came from a mining operation management software company and managed over 5 EH/s harshrate mining machines operation. Our accumulated industry know-how can provide our customers with flexible and cost-effective operating solutions, such as plug-and-play designs and folding blockbox that can adapt to any geography and climate conditions. We have accumulated rich on-the-field expertise to design, test, debug and assemble mature, stable and highly-efficient bitcoin mining data centers. We have also successfully integrated traditional bitcoin mining machines with waste heat recovery units to provide large-scale heating supply to various heating application scenarios including residential and commercial buildings as well as agricultural greenhouses.

•        New entrants generally have to go through three phases to independently develop an innovative heating system for purpose of commercialization, including:

•        development of a prototype mining machine with an adaptive cooling solution applied;

•        small-scale trial run of the machine for both mining and heating performance; and

•        large-scale heating supply test to see if the machine can operate steadily, meet the requirements for both healthy bitcoin mining operation and different heating scenarios.

Large-scale stable heating systems are complex engineering projects that integrate many piping components, and waste heat recovery technology with liquid cooling system in data centers is in early development stage especially in digital assets mining industry. Chips can only operate healthily in a relatively cool environment through appropriate cooling system design. It requires strong engineering design capability, strong supply chain support and repeatedly tests to guarantee the optimized efficiency of both mining and heating operation. Therefore, we believe it is challenging for a new entrant to replicate our technology and operating model in the industry.

Professional team and strong industry resources

Our business covers many professional fields, including bitcoin mining, heating supply, liquid cooling, supercomputing chip manufacturing, electricity supply, materials, and equipment operating and maintenance, among others. Besides our experienced founding team from the digital asset mining industry, our team includes professionals from various fields, including investment and financing, ESG, marketing, and energy.

We have accumulated industrial resources and is constantly expanding our business landscape. Bitmain, the largest mining machine manufacturer globally, and other famous venture capital firms, has invested in us. Our business strategy and leading technology were well-recognized by the private capital market at a very early stage. Endorsed by strong shareholders’ backgrounds, we established long-term and close business relations with many industrial leading companies, including upstream energy suppliers, hardware manufacturers, and software providers. We have also accumulated a large base of potential institutional investors and high net worth individuals as our targeted customers.

Our Technology

Our technology systems are a critical component of our success and are designed to enhance operational performance and energy efficiency. Our research and development team, coupled with our proprietary technology and field application experience, have created opportunities for continuous improvements in our technology capabilities, empowering reliability, scalability and flexibility of our comprehensive bitcoin mining energy-saving solution SAIHUB.

Liquid Cooling Technology

Liquid cooling is especially advantageous to large-scale date centers and supercomputing centers, including bitcoin mining data centers, where large amounts of heat are generated simultaneously and continuously alongside the computing process.

Since liquid’s thermal conductivity is significantly higher than air as proven widely by scientists and validated in our pilot programs, liquid cooling is a more efficient thermal management approach compared to traditional air-cooling system installed in most data centers. Overheating of PCB (Printed Circuit Boards) is a major reason for equipment malfunction. With no spinning fan nor reserved passageway typically required for air circulation, liquid cooling systems also reduces operational electricity consumption and leave more space for computing equipment deployment. Furthermore, liquid cooling generates no extra noise and avoids dust and moisture accumulation.

As a specialized high-performance computer, bitcoin mining machines mostly utilize application-specific integrated circuit (“ASIC”) processors, which are chips manufactured specifically for mining bitcoin by solving blocks on blockchains using the 256-bit secure hashing algorithm. Unlike most computing centers with Central Processing Unit (“CPU”), bitcoin mining machines are designed to operate uninterruptedly to solve the SHA256 cryptographic hash algorithm to validate transactions on bitcoin networks. This is the only mission of the bitcoin mining ASIC chips. Thus, a mining machine is installed with many ASIC processors on its PCB making the specific computing precise and efficient, with fast speeds at low energy usage. For example, on a Whatsminer M21S mining machine, it installs three (3) units PCB and each PCB is inserted with sixty (66) bitcoin-mining ASIC chips. This is the core cost of the mining hardware. This chip density means mining machines generate waste heat more extensively, thus making the heat waste easier for collection and recovery. Chips have to operate healthily and steadily to guarantee computing efficiency in a relatively low temperate and clean environment, and major bitcoin mining machine manufacturers develop and design different cooling systems to provide such environment. Though most mining machines manufacturers are still adapting traditional air-cooling systems, some have been developing liquid cooling systems.

Currently, we apply liquid cooling technology for our SAIHUB CAB, with immersive cooling technology under testing to accommodate chips of different models and sizes, and different application scenarios.

Waste Heat Recovery Technology

Our waste heat recovery technology is based on the liquid cooling system designed for high-performance computing equipment, including bitcoin mining machines. In order to reach the maximum cooling and waste heat recovery efficiency of the mining machines’ PCB, which are essentially heating units, we reorganize the layout of bitcoin mining machine’s PCB in independently designed SAIHUB CAB and enables the system to collect waste heat. Our latest generation SAIHUB CAB integrates 72 units common type mining machines such as Whatsminer M21S at a size of 2.5 cm x 1.5 cm x 1.9 cm. The electricity input power of the SAIHUB CAB is 237 KW, and it can supply the equivalent heat of 213 KW with 90% thermal efficiency, competing with most existing fossil fuel boilers thermal efficiency with a lower maintenance cost and no additional capital expenditure of replacement.

Heating is the largest energy end-use, accounting for around 50% of global final energy consumption and 40% of global CO2 emissions. Industrial processes and buildings are the largest heat consumers in 2019, followed by agriculture mainly for greenhouse heating. Cogeneration and boilers are major methods for providing heat but they produce considerable carbon emissions because they rely on fossil fuels. Our SAIHUB CAB provides the heating industry with an innovative and low-cost “electric boiler”. This technology takes advantage of the highly mobile nature of bitcoin mining activity and assets, and the ability to deploy operations in commercial and residential buildings and greenhouses.

Intellectual Property

Our ability to protect our material intellectual property is important to our business. We rely upon a combination of protections afforded to owners of patents, copyrights, trade secrets and trademarks, along with employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect our intellectual property rights. In particular, unpatented trade secrets in the fields of research, development and engineering are an important aspect of our business by ensuring that our technology remains confidential. We also pursue patent protection when we believe we have developed a patentable invention and the benefits of obtaining a patent outweigh the risks of making the invention public through patent filings.

As of December 31, 2021, we own 11 patents in connection with our existing and planned blockchain and cryptocurrency related operations. We expect to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we may in the future develop certain proprietary software applications for purposes of our cryptocurrency mining operation.

Research and Development

Our research and development efforts are focused primarily on developing technologies and solutions to reduce the major cost factors of digital asset mining datacenter operations and other types of high-performance computing datacenter operations, including but not limited to electricity, cooling, chip supply and services. Specifically, we focus on improving our SAIHUB CAB waste heat recovery efficiency through new engineering design and material innovation; extending our SAIHUB CAB adaptability to more latest generation high-performance computing chips, printed circuit boards, bitcoin mining machines and different heating applications; we are also developing our self-patented printed circuit board that adapts to liquid cooling with higher chip density and easy waste heat recovery chips layout design; and immersion cooling system for mining equipment and power boxes. We are dedicated to maximize the value of waste heat generated from high-performance computing process including but not limited to bitcoin and other digital assets mining, Artificial Intelligence and Machine Learning computing etc. which represents a significant amount of and fast-growing type of waste energy.

Sales and Marketing

Our primary marketing and communication efforts are focused on social media channels to keep our customers, investors and other stakeholders informed and up-to-date regarding our business developments. We have been upgrading our official website to adapt to our global transition. Sales and marketing have not been significant components of our business and have been immaterial to our financial condition and results of operations; however, as we expand into global markets, such activities may become more significant in the future.

Facilities

We are a remote-only company. Accordingly, we have not designated any specific office as our headquarters. We currently maintain physical offices in Singapore and Hangzhou as our regional operation centers designated for our business development in Europe, Middle Asia, Middle and North America and the integration of our supply chain and research and development capabilities. We engage local staff through our local partners and send our own onsite maintenance supervisors to ensure the status of our operations. For purposes of complying with applicable requirements of the Securities Act and the Exchange Act, as amended, any shareholder communication required to be sent to its principal executive office may be directed to the aforementioned agent for service of process.

We believe our combined facilities are adequate for our development and production needs in the near future. Should we need to add space or transition into new facilities, we believe we have the ability to expand our footprint on commercially reasonable terms. Currently, we do not own the sites or material equipment on which our services are performed.

Legal Proceedings

As the date of this Annual Report on Form 20-F , we are currently not a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business.

Environmental Matters

We are subject to domestic environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal, and remediation of hazardous substances. A certain risk of environmental liability is inherent in our business activities. These laws and regulations govern, among other things, the generation, use, storage, registration, handling, and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air, or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials, and the health and safety of our employees. We are required to obtain environmental permits from governmental authorities for certain operations.

Government Regulations

We operate and plan to operate in a complex and rapid evolving regulatory environment and expects to be subject to a wide range of laws and regulations enacted by Kazakhstan as well as similar entities in other countries. Other regulatory bodies, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business.

Kazakhstan started to developed the cryptocurrency industry and promote both blockchain operations and cryptocurrency markets in 2017. On June 25, 2020, the president signed a law that introduced amendments to the regulation of digital technologies and legitimized mining. Such key definitions as “digital asset”, or cryptocurrency, and “digital mining” were also introduced into the law “On Informatization.”

Regulations may substantially change in the future, and we cannot predict how future regulations will apply to our business, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws and further regulation by Kazakhstan government and other agencies, which may affect mining and other activities. For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, see “Risk Factors — Risks Related to Government Regulation Regulatory Framework”.

Recent Developments — Kazakhstan

At the beginning of January 2022, surges in fuel prices triggered national unrest throughout Kazakhstan, which subsequently resulted in significant national disruptions to the nation’s bitcoin mining operations’ access to reliable sources of energy and internet access. From January 24, 2022 to January 31, 2022, the state-run Kazakhstan Electricity Grid Operating Company additionally cut off the nation’s electricity to bitcoin and cryptocurrency mining companies. As a result, during this time period, bitcoin and cryptocurrency miners will not have access to power for bitcoin and cryptocurrency mining purposes and will be required to halt their operations. The cut-off of power to our and others bitcoin mining company operations during January 2022 is expected to negatively impact our operations for the period, as our hosting services are directly correlated with our customers mining abilities.

We are closely monitoring the political and regulatory environment of Kazakhstan, including any political and legal developments and the potential impact such events may have on our hosting operations in that country. In the first quarter of 2022, our legal counsel in Kazakhstan advised us that the Kazakhstan government partially supports a few amendments to the existing tax code applying to digital asset mining companies in the country, including improving the fee rate based on electricity consumption per kWh that the government charges digital asset miners from the current 1 tenge (about $0.0023 US dollar) per kWh to a higher rate, based on different types of electricity they consume and/or different level of total power consumption scale they consume. The amendments proposal also includes enhancing regulation to digital asset mining activities and control of the power supply. As the date of this report, the government is still in discussion and drafting of the final amendments to the Tax Code and any laws related to digital asset mining activities and have not brought any of such amendments into enforcement.

In combination of the disruptive political environment, increasing uncertainties of power supply in Kazakhstan since beginning of 2022, and the foreseeable increasing power cost due to a potential enforcement of the final amendments to the tax code and laws regulating digital asset mining in the country, we recently received concerns regarding operation stability and cost from our power partners and hosting customers based on these developments in Kazakhstan, and their intention to suspend implementing our originally agreed power supply and hosting service cooperation in amount of 90MW in Phase II, which already has been delayed due to the outbreak of national riot in Kazakhstan and regulation stress on the digital asset mining activities. Currently, we are in negotiation with our power partners and hosting customers on amendments and settlement details to our existing business agreements.

In the meanwhile, we have been approaching and studying various hosting facilities in the international market outside of Kazakhstan since the beginning of 2022 to diversify our global operation and hedge against the uncertainties risk in Kazakhstan . As the date of this Annual Report on Form 20-F , we have 100 bitcoin mining machines (Bitmain S9i) in testing operation in our contracted data center in La Pechuga, Mexico, and 300 units bitcoin mining machines (Whatsminer M21S) in testing operation in Coshocton facility, Ohio provided by 500 N 4th Street LLC, a Delaware limited liability company doing business as Standard Power. Upon conclusion of these testing operations, we will decide whether we will enter into a definitive hosting agreement with these partners to scale up our mining operation in these sites. Furthermore, after recent study of global bitcoin mining industry and changing regulatory framework in different countries, we are currently focusing on expansion opportunities primarily in North American countries. We will only proceed with our previously achieved strategic development discussions with Kazakhstan or Mexican local partners, depending on our assessment of the circumstances and conditions that would turn favorable and acceptable to us and our customers. See “Business Overview — Transition and Expansion into Global Market”.

C.     Business Combination and Public Company Costs

On April 29, 2022 (the “Closing Date”), SAI.TECH Global Corporation (f/k/a as TradeUP Global Corporation), consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated September 27, 2021, by and among the SAITECH Limited, a Cayman Islands exempted company (“Old SAI”), TradeUP Global Corporation, a Cayman Islands exempted company (“TradeUP”), and TGC Merger Sub, a Cayman Islands exempted company (“Merger Sub”). On April 29, 2022, Merger Sub merged with and into Old SAI. The separate corporate existence of Merger Sub ceased, and Old SAI continued as the surviving entity, and as a wholly-owned subsidiary of TradeUP, which was subsequently renamed SAI.TECH Global Corporation (“SAI”).

The Business Combination will be accounted for as a reverse recapitalization in conformity with GAAP. Under this method of accounting, TradeUP has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Old SAI Founder comprising a majority of the voting power of the combined company, Old SAI’s operations prior to the acquisition comprising the only ongoing operations of SAI, Old SAI’s senior management comprising a majority of the senior management of SAI, and Old SAI’s directors comprising a majority of the board of directors of SAI. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of SAI with the Business Combination being treated as the equivalent of SAI issuing stock for the net assets of TradeUP, accompanied by a recapitalization. The net assets of TradeUP will be stated at historical costs, with no goodwill or other intangible assets recorded.

As a result of the Business Combination, Old SAI became a wholly-owned subsidiary of TradeUP, subsequently renamed to “SAI.TECH Global Corporation. On May 2, 2022, the Company’s Class A Ordinary Shares and SAI Warrants commenced trading on the Nasdaq Capital Market under the symbols “SAI” and “SAITW”, respectively. As a public company, we need to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred, and expect to continue to incur, additional annual expenses as a result of becoming a public company.

D.     Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this Annual Report on Form 20-F.

SAI.TECH Global Corporation (CAY)
100%
(Holding company)
SAITECH Limited (CAY)
100%
100%
100%
100%
Sustainable Available Innovative Limited (BVI)
Superlative Accelerating Infinite Limited (BVI)
SAI US INC. (USA)
SAITECH FIN OY (Finland)
100%
100%
Sustainable Available Innovative Asia Limited (Kazakhstan)
Sustainable Available Innovative Pte. Ltd. (Singapore)
100%
Silicon Asset Investment Limited (HK)
100%
Hangzhou Dareruohan Technology Co., Ltd. (WOFE)
100%
Nanjing SuanNengWuXian Technology Co., Ltd.

Below is a description of our major operating entities:

•        Sustainable Available Innovative PTE. LTD (Singapore) — General headquarter, responsible for business coordination.

•        Hangzhou Dareruohan Technology Co.,Ltd.(WOFE) — Global R&D and supply chain center.

•        SAI US INC. (USA) — Develops and manages projects and business in North American market.

•        SAITECH FIN OY (Finland) — Develops projects and business in European market.

•        Sustainable Available Innovative Asia Limited (Kazakhstan) — Develops and manages projects in Central Asia market.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

Following and as a result of the Business Combination, the business of SAI is conducted through SAITECH Limited, its direct, wholly-owned subsidiary.

The management’s discussion and analysis of the financial condition and results of operations of TradeUP Global Corporation from its inception (January 26, 2021) through December 31, 2021, are incorporated by reference to page 14-18 of TradeUP’s form 10-K annual report filed on February 18, 2022.

The management’s discussion and analysis of the financial condition and results of operations of SAITECH Limited is included in “Item 18. Financial Statements”.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Arthur Lee	29	Executive Director/Chief Executive Officer
Jianwei Li	43	Non-executive Director
Yao Shi(2)(5)(6)	51	Independent Director
Yusen Chen(1)(4)(6)	30	Independent Director
Jinlong Zhu(3)(4)(5)	41	Independent Director
Ian Chow	43	Chief Financial Officer

____________

(1)      Chairman of Compensation Committee

(2)      Chairman of the Audit Committee

(3)      Chairman of Nominating & Corporate Governance Committee

(4)      Member of the Audit Committee

(5)      Member of the Compensation Committee

(6)      Member of the Nominating & Corporate Governance Committee

Executive Officers

Arthur Lee (also referred to as Risheng Li) is our Founder and serves as our Chief Executive Officer and a member of the board of directors of SAI.TECH Global Corporation. With an in-depth understanding of energy and computing, he published his first book Computing: The Future of Computing and Energy at 2021; and his second book Energism is published at 2022. Arthur made the list of Forbes China 30 under 30 at 2021 and is one of the founding members of Forbes Global Alliance (FGA) — a subsidiary of Forbes Media Group, and a membership-based platform for entrepreneurs and company executives. Arthur received EMBA from Shanghai Jiao Tong University.

Ian Chow (also referred to as Zou Jian) serves as our Chief Financial Officer. He served as a partner of BDO China LLP from March 2015 to August 2021, providing auditing and assurance service for public companies listed on China and the U.S. capital market. Prior to that, from October 2010 to October 2012, Ian served as investment director at China Equity Group and was in charge of due diligence, risk control, and portfolio management. Previously, he worked as the Chief Financial Officer of Shandong Haiwang Chemical Co., Ltd from October 2010 to October 2012, and as the senior manager of Bernstein & Pinchuk LLP from May 2008 to October 2010. Ian started his professional career in PwC Accountants as an auditor in 2003, and engaged in auditing, financial due diligence, corporate M&A advisory service in IPOs, private equity transactions and cross-border M&A transactions. He is a member of the American Institute of Certified Public Accountants, the Chinese Institute of Certified Public Accountants, and Certified Financial Analysts. Ian holds a master’s degree from Jiangxi University of Finance and Economics.

Directors

Jianwei Li serves as our non-executive director. Previously, Mr. Li served as the founding and managing partner of Zhencheng Capital, a venture capital firm specializing in early-stage technology investments since May 2016. From May 2015 to May 2016, Mr. Li served as Chief Investment Officer and Partner at ZhenFund, an early-stage investment firm. From July 2011 to May 2015, Mr. Li served as Vice President at Sequoia Capital China and led the investments in AI hardware and corporate service sectors. From February 2007 to June 2011, Mr. Li served as the Vice President at Fidelity Growth Partners Asia and oversaw investments in the TMT sector. Prior to that, Mr. Li was a consultant at Boston Consulting Group from July 2004 to January 2007. Mr. Li holds his Bachelor’s degree and Master’s degree from Beijing University of Posts and Telecommunications. Mr. Li has a demonstrated track record of successful venture capital investments in disruptive technologies including Cloud/SaaS/AI/Robotics/Drone/Network security. Mr. Li was ranked #88 on 2020 Forbes China top 100 venture investors. Mr. Li current holds the director position of over 30 start-up companies.

Yao Shi serves as our independent director and the audit chairman. He is currently the CFO and vice president of ZhiHuaZhiGuo Group Co. Ltd. Prior to that, Mr. Shi served as the CFO of Suxuantang Pharmaceutical Co., Ltd, a NASDAQ-listed company from March 2017 to March 2020. Previously, he served as CFO and Chief Manager of Guotaijiahe Insurance Co. Ltd from July 2006 to March 2017. Mr. Shi was the CFO of Amway China North China Branch from November 1996 to June 2009. Mr. Shi holds an MBA from Victoria University and a Bachelor’s degree from Changchun University of Science and Technology.

Yusen Chen serves as our independent director and chair of the compensation committee. Mr. Chen is currently serving as the founder and CEO of Hangzhou Jiao Gei Mao Ba Technology. Previously, he served as the co-founder and CEO of Beijing Chaitin Technology from 2016 to July 2021. In October 2019, Chaitin Technology was fully acquired by Alibaba Cloud Computing Co. Ltd., a subsidiary of the Alibaba Group. Prior to that, Mr. Chen was featured in the Forbes 30 under 30 Asia: Enterprise Technology list in 2017. Mr. Chen was a keynote speaker at the U.S. Black Hat Conference in 2015. He holds a Bachelor’s degree from Zhejiang University and was a visiting scholar at Northwestern University.

Jinlong Zhu serves as our independent director and chair of the nominating and corporate governance committee. Dr. Zhu is currently serving as a tenured associate professor at Southern University of Science and Technology, where he leads a project of solid-electrolyte battery materials supported by the Shenzhen Science and Technology Program. Dr. Zhu was formerly a staff scientist in HPSTAR (Center for High-Pressure Science &Technology Advanced Research) from November 2016 to June 2019. Prior to that, Dr. Zhu has had three years of post-doctorate experience at LANSCE (Los Alamos National Lab) since August 2010. Dr. Zhu also has two years of post-doctorate experience and one year experience as a research associate at HPSEC (High-Pressure Size Exclusion Chromatography); which is supported by the U.S. DOE (United States Department of Energy) and National Nuclear Security Administration at the University of Nevada Las Vegas, where he worked on functional materials, nature clathrates, and battery materials by using large facilities, like neutron source, and synchrotron radiation. He received funding in connection with an ARPA-E project (Advanced Research Projects Agency-Energy — a project supported by the U.S. DOE and in which Professor Goodenough is a team member) and as a Nobel Prize winner. Dr. Zhu holds a Ph.D. degree in physics: Condensed Matter Physics from the Institute of Physics CAS. Dr. Zhu holds a Bachelor’s degree in Engineering and Materials Science from Zhejiang University.

Family Relationships

There are no familial relationships among our directors and executive officers.

B. Compensation

2022 Equity Incentive Plan

Our board of directors and shareholders approved the adoption of the SAI Incentive Plan, effective as of April 29, 2022. The SAI Incentive Plan provides for the grant of various types of awards, including options, (ii) share appreciation rights, (iii) restricted share awards, (iv) restricted share unit awards, and (v) other awards. The SAI Incentive Plan, through the granting of awards, is intended to help SAI to secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of SAI and any affiliate (as defined under Rule 144), and provide means by which the eligible recipients may benefit from increases in value of the Ordinary Shares. The SAI Incentive Plan will initially be administered by the board of directors of SAI unless and until the board delegates administration of the plan to a committee.

Administration

Our Board will (i) determine from time to time (a) which of the persons eligible under the plan will be granted awards; (b) when and how each award will be granted; (c) what type or combination of types of award will be granted; (d) the provisions of each award granted (which need not be identical or comparable), including the time or times when a person will be permitted to exercise or otherwise receive an issuance of Ordinary Shares or other payment pursuant to an award; (e) the number of Ordinary Shares or cash equivalent with respect to which an award will be granted to each such person; and (f) the fair market value applicable to an award; (ii) construe and interpret the SAI Incentive Plan and awards granted under it, and to establish, amend and revoke rules and regulations for administration of the plan and awards; (iii) settle all controversies regarding the SAI Incentive Plan and awards granted under it; (iv) amend the SAI Incentive Plan in any respect the Board deems necessary or advisable; and (v) exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the plan or awards. The Board may delegate some or all of the administration of the SAI Incentive Plan to a committee and the Board or any such committee may delegate to officers of SAI the authority to do one or both of the following: (i) designate non-officer employees to be recipients of options and/or share appreciation rights and the terms of the awards and (ii) determine the number of Class A Ordinary Shares to be subject to the awards.

Share Reserves

Subject to adjustment as described in the plan, the maximum number of Ordinary Shares that may be delivered in satisfaction of awards under the SAI Incentive Plan (the “Share Reserve”) is an initial 1,812,663 Class A Ordinary Shares, and subject to such adjustments in the plan, the then-applicable Share Reserve number will automatically increase (but not decrease) on January 1st of each year commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) three percent (3%) of the total number of Ordinary Shares of SAI outstanding on December 31st of the preceding year and (ii) such fewer number of Class A Ordinary Shares that the Board or any Committee may determine prior to January 1st of a given year; provided, if the effective date of the SAI Incentive Plan is after January 1, 2022, then the initial automatic increase shall occur on January 1, 2023 and the increases shall end on (and including) January 1, 2032. Shares underlying unvested awards that are forfeited or repurchased by SAI will revert to and again become available for issuance under the plan. Any shares reacquired by SAI in satisfaction of tax withholding obligations on an award or as consideration for the exercise or purchase price of an award will again become available for issuance under the plan.

In connection with an entity’s merger or consolidation with SAI or SAI’s acquisition of an entity’s property or stock (including pursuant to the Business Combination Agreement), the Board may grant awards in substitution for any options or other share or share-based awards granted before the merger or consolidation by the acquired entity or its affiliate. Substitute awards will not count against the Share Reserve, except that Class A Ordinary Shares acquired by exercise of substitute incentive stock options will count against the maximum number of Class A Ordinary Shares that may be issued pursuant to the exercise of incentive share options (as set forth above).

The maximum grant date fair value of all compensation granted or paid, as applicable, to any individual for service as a non-employee director with respect to any calendar year is (i) US$750,000 total in value or (ii) in the event such non-employee director is first appointed or elected to the Board during such calendar year, US$1,000,000 in total value.

The terms of each award granted under the plan will be set out in an award agreement.

Eligibility

Employees of SAI and its affiliates, members of the Board, consultants and other non-employee service providers of SAI and its affiliates are eligible to receive awards under the SAI Incentive Plan.

Awards

The SAI Incentive Plan provides for the grant of various types of awards, including options, (ii) share appreciation rights, (iii) restricted share awards, (iv) restricted share unit awards, and (v) other awards. No determination has been made as to the types or amounts of awards that will be granted to certain individuals pursuant to the SAI Incentive Plan. Certain awards under the SAI Incentive Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the SAI Incentive Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards, other than cash awards, generally will be settled in Class A Ordinary Shares, but the Board (or committee thereof) may provide for cash settlement of any award. A brief description of each award type follows.

•        Share Options and Share Appreciation Rights (“SARs”). Share options will provide for the purchase of Class A Ordinary Shares in the future at an exercise price set on the grant date. U.S. tax-qualified “incentive stock options” (“ISOs”), by contrast to non-qualified share options, may provide tax deferral beyond exercise and favorable capital gains tax treatment to U.S. taxpayers holding the incentive share options if certain holding period and other requirements of the Code are satisfied. SARs will entitle their holder, upon exercise, to receive from SAI an amount equal to the appreciation of the Class A Ordinary Shares subject to the award between the grant date and the exercise date.

The exercise price per Class A Ordinary Share subject to each share option or SAR will be set by the Board or its committee, provided that, except with respect to certain substitute options granted in connection with a corporate transaction, (i) no option or SAR may be granted to a U.S. participant with an exercise or strike price per Class A Ordinary Share below fair market value on the date of grant, without compliance with Section 409A of the Code or the participant’s consent, (ii) the exercise or strike price of each option or SAR granted to a participant outside of the U.S. shall comply with applicable law, and (iii) an option or SAR may be granted with an exercise or strike price lower than fair market value if such option or SAR is granted pursuant to an assumption or substitution for an option or share appreciation right granted by another company. In the case of ISOs granted to certain significant shareholders, such price will not be less than 110% of the fair market value of a Class A Ordinary Share on the date the option is granted (or the date the option is modified, extended or renewed for purposes of Section 424(h) of the Code). No share option or SAR will be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the applicable award agreement (or five years in the case of ISOs granted to certain significant shareholders).

To exercise a share option or SAR, a participant must provide notice of exercise in accordance with the procedures specified in the applicable award agreement or otherwise provided by SAI and pay the exercise price of the share options by any method of payment permitted by the Board.

Except as explicitly provided otherwise in a participant’s award agreement or other written agreement between a participant and SAI, if a participant’s continuous service with SAI or its affiliate is terminated for “cause,” the participant’s options and SARs (whether vested or unvested) will terminate and be forfeited immediately. In the event of any other termination of service, the participant would have a period following termination of service to exercise his or her vested award (but not later than the expiration date for the award), and any unvested portion would be forfeited without consideration as of the employment termination date.

•        Restricted Shares. Our Board may award Restricted shares. Restricted shares are an award of nontransferable Class A Ordinary Shares that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Unless otherwise determined by the Board, a participant will have voting and other rights as a shareholder of New SAI with respect to any Class A Ordinary Shares subject to a restricted share award. Dividends paid on restricted shares may be subject to the same vesting and forfeiture restrictions as apply to the Class A Ordinary Shares subject to the restricted share award to which they relate. Any restricted shares subject to performance-based vesting conditions shall provide that any dividends paid on restricted shares will be subject to the same vesting and forfeiture restrictions as apply to the Class A Ordinary Shares subject to the restricted share award to which they relate.

•        Restricted Share Units (“RSUs”). Our Board may award RSUs. RSUs are contractual promises to deliver in the future Class A Ordinary Shares, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the award agreement. RSUs remain forfeitable unless and until specified conditions are met. Dividend equivalents may be credited in respect of the Class A Ordinary Shares underlying the RSU award, as determined by the Board (or a committee thereof) and contained in the RSU award agreement. At the sole discretion of the Board or committee, dividend equivalents may be converted into additional Class A Ordinary Shares covered by the RSU award in such manner as determined by the Board or committee. Any additional Class A Ordinary Shares credited to the RSU award by reason of any dividend equivalents will be subject to all of the same terms and conditions of the underlying RSU award. Dividend equivalents distributed under the Plan will not be counted against the shares available for issuance under the New SAI Incentive Plan.

•        Other Awards. Our Board may award other share, appreciation or cash-based awards under the SAI Incentive Plan, either alone or in addition to the awards described above. Such other awards may include awards that may vest or may be exercised or cash awards that may vest or become earned and paid contingent on the attainment during a performance period of performance goals or other criteria as the Board (or a committee thereof) may determine.

Vesting

Vesting conditions determined by the Board (or a committee thereof) may apply to each award and may include continued service, performance and/or other conditions. Except as otherwise provided in an award or other written agreement between a participant and SAI or its affiliate, vesting of awards granted under the SAI Incentive Plan will cease upon termination of a participant’s service.

Adjustments; Certain Transactions

The Board will have broad discretion to take action under the SAI Incentive Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of a change in capitalization or other corporate changes, including an extraordinary cash dividend, spin-off, split-off, sale of a subsidiary or business unit, public listing of a subsidiary or other similar transaction. In the event of a Transaction (as defined in the SAI Incentive Plan), except as may otherwise be provided in the award agreement or any other written agreement between SAI or any affiliate and the participant, or unless otherwise expressly provided by the Board at the time of grant of an award, the Board may (i) arrange for the surviving corporation or acquiring corporation to assume or continue the award or to substitute a similar award for the award; (ii) arrange for the assignment of any reacquisition or repurchase rights held by SAI in respect of Class A Ordinary Shares issued pursuant to the award to the surviving corporation or acquiring corporation; (iii) accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Transaction as the Board determines, with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Transaction; (iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by SAI with respect to the award; (v) cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and (vi) make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the Transaction, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants. The Board may take different actions with respect to the vested and unvested portions of an award.

In addition, upon a Change in Control (as defined in the SAI Incentive Plan), an award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in an award agreement or any other written agreement between SAI or an affiliate and the participant, but in the absence of such provision, no such acceleration will occur without Board action.

Claw-Back Policy

SAI may (i) cause the cancellation of any award, (ii) require reimbursement of any award by a participant, and (iii) effect any other right of recoupment of equity or other compensation provided under the SAI Incentive Plan or otherwise in accordance with policies in effect on the date of grant of the applicable award and/or applicable law. In addition, a participant may be required to repay to SAI certain previously paid compensation, whether provided under the SAI Incentive Plan or an award agreement or otherwise, in accordance with SAI claw-back policies.

Plan Termination

The Board may suspend or terminate the SAI Incentive Plan at any time. Unless terminated sooner by the Board, the Plan will automatically terminate on the day before the tenth anniversary of its effective date; provided, no ISOs will be granted on or after the earlier of (i) the tenth anniversary of the date the SAI Incentive Plan is adopted by the Board, or (ii) the tenth anniversary of the date the SAI Incentive Plan is approved by shareholders. No awards may be granted under the SAI Incentive Plan while the plan is suspended or after it is terminated.

Non-Executive Director Compensation

Our board of directors expects to adopt a non-employee director compensation policy in the near future. Members of our board of directors who are not employees will be eligible for awards pursuant to such policy.

Employment Agreements

We have entered into written employment agreements with our executive officers and certain directors describing their terms of employment.

Insurance and Indemnification

To the extent permitted under Cayman law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We intend to obtain directors’ and officers’ insurance to insure such persons against certain liabilities in the near future. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices

Director Independence

Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Yao Shi, Yusen Chen, Jinlong Zhu qualify as independent as defined under the listing rules of Nasdaq. In addition, we are subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee and compensation committee, as discussed below.

Board Oversight of Risk

One of the core functions of our board of directors is to be informed oversight of our risk management process. We do not have a standing risk management committee, but rather administer this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight.

Committees of the Board of Directors

We currently have five directors, including three independent directors, on our board of directors. Our board of directors consists of an audit committee, a compensation committee, a nominating and corporate governance committee, and adopted a charter for each of the committees, which comply with the applicable requirements of current Nasdaq rules. The charter of each committee is available on our website. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Yao Shi, Yusen Chen and Jinlong Zhu. Yao Shi is the chairman of our audit committee. Yao Shi satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All of the members of the Audit Committee currently satisfy the independence requirements and other established criteria of the NASDAQ Stock Market LLC (“NASDAQ”).

The Audit Committee is appointed by the Board of Directors of SAI.TECH Global Corporation to assist the Board in its oversight of the accounting and financial reporting processes of the Company and the Company’s compliance with legal and regulatory requirements. To assist the Board in fulfilling its responsibilities, the Committee shall oversee:

(a)     Audits of the financial statements of the Company;

(b)    The integrity of the Company’s financial statements;

(c)     The Company’s processes relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

(d)    The qualifications, engagement, compensation, independence and performance of the Company’s independent auditor, and the auditor’s conduct of the annual audit of the Company’s financial statements and any other services provided to the Company;

(e)     The performance of the Company’s internal audit function, if any.

Compensation Committee

Yusen Chen, Yao Shi and Jinlong Zhu serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we have three members of the compensation committee, all of whom must be independent. Yusen Chen, Yao Shi and Jinlong Zhu is deemed to be independent by our board of directors. Yusen Chen serves as chair of the compensation committee.

Our compensation committee is appointed by the Board of Directors of SAI.TECH Global Corporation to assist the Board in overseeing the Company’s employee compensation policies and practices, The following responsibilities are set forth as a guide for fulfilling the Committee’s purposes in such manner as the Committee determines is appropriate:

(a)     Establish and review the objectives of the Company’s management compensation programs and its basic compensation policies;

(b)    Review and approve corporate goals and objectives relevant to the compensation of the CEO and other executive officers, including annual and long-term performance goals and objectives;

(c)     Review and approve, subject to such further action of the Board as the Board shall determine, any employment, compensation, benefit or severance agreement with any executive officer;

(d)    Evaluate the performance of the CEO and other executive officers against corporate goals and objectives including the annual performance objectives;

(e)     Determine and approve the compensation level for other members of senior management of the Company as the Committee or the Board may from time to time determine to be appropriate;

(f)     Review at least annually the compensation of other employees as the Committee determines to be appropriate;

(g)    Review on a periodic basis the Company’s management compensation programs, and recommend to the Board any appropriate modifications or new plans, programs or policies;

(h)    Review, approve and recommend to the Board the adoption of any equity-based compensation plan for employees of or consultants to the Company and any modification of any such plan;

(i)      Administer the Company’s equity-based compensation plans for employees of and consultants to the Company as provided by the terms of such plans, including authorizing all awards made pursuant to such plans;

(j)     Review, approve and recommend to the Board the adoption of any non-equity-based incentive compensation plan for employees of or consultants to the Company and any material modification of any such plan and review at least annually the awards made pursuant to such plans;

(k)    Review, approve and recommend to the Board the adoption of any employee retirement plan, and other material employee benefit plan, and any material modification of any such plan;

(l)      Review (a) the Company’s compensation policies and practices for executives, management employees and employees generally to assess whether such policies and practices could lead to excessive risk taking behavior and (b) the manner in which any risks arising out of the Company’s compensation policies and practices are monitored and mitigated and adjustments necessary to address changes in the Company’s risk profile;

(m)   With respect to any compensation consultant who has been engaged to make determinations or recommendations on the amount or form of executive or director compensation: (a) annually, or from time to time as the Committee deems appropriate, assess whether the work of any such compensation consultant (whether retained by the compensation committee or management) has raised any conflicts of interest; and (b) review the engagement and the nature of any additional services provided by such compensation consultant to the Committee or to management, as well as all remuneration provided to such consultant;

(n)    Annually, or from time to time as the Committee deems appropriate and prior to retention of any advisers to the Committee, assess the independence of compensation consultants, legal and other advisers to the Committee, taking into consideration all relevant factors the Committee deems appropriate to such adviser’s independence, including factors specified in the listing standards of Nasdaq;

(o)    Review the form and amount of director compensation at least annually, and make recommendations thereon to the Board;

(p)    Oversee and monitor other compensation related policies and practices of the Company, including: (i) compliance by management with rules regarding equity-based compensation plans for employees and consultants pursuant to the terms of such plans, and the guidelines for issuance of awards as the Board or Committee may establish; and (ii) the Company’s recoupment policy and procedures;

(q)    Oversee stockholder communications relating to executive compensation and review and make recommendations with respect to stockholder proposals related to compensation matters; and

(r)     Undertake such other responsibilities or tasks as the Board may delegate or assign to the Committee from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Yao Shi, Yusen Chen and Jinlong Zhu. Jinlong Zhu is the chairman of our nominating and corporate governance committee.

The purpose of the Nominating and Corporate Governance Committee is to identify individuals qualified to become members of the Board of Directors of SAI.TECH Global Corporation consistent with criteria approved by the Board, to recommend that the Board select the director nominees for the next annual meeting of shareholders, to review and recommend proposed changes to the Company’s Corporate Governance Guidelines, as applicable, and to oversee the evaluation of the Board. The nominating and corporate governance committee will be responsible for, among other things:

(a)     Director Nominees. Subject to the right of any third party to designate a director to serve on the Board, including pursuant to the Shareholders’ Agreement, the Committee will identify individuals qualified to become members of the Board.

(b)    Criteria for Selecting Directors.

(c)     Periodically review the Board committee structure and, subject to the right of any third party to designate a director to serve on a committee of the Board, including pursuant to the Shareholders’ Agreement, recommend to the Board for its approval directors to serve as members and chair of each committee.

(d)    Periodically review the Board’s leadership structure to assess whether it is appropriate given the specific characteristics and circumstances of the Company and recommend any proposed changes to the Board.

(e)     Review director changes in position or circumstances.

(f)     Review and reassess the adequacy of the Corporate Governance Guidelines and recommend any proposed changes to the Board for approval.

(g)    Oversee the annual self-evaluations of the Board, its committees, and management.

(h)    Make recommendations to the Board regarding other Corporate Governance Matters.

(i)     Report regularly to the Board of Directors regarding the activities of the committee.

(j)     Committee Self-Evaluation.

(k)    Periodically review and reassess Committee Charters and submit any recommended changes to the Board for its consideration.

Director Nominations

Our nominating and corporate governance committee will screen and recommend to the board of director candidates for nomination for election at the annual meeting of the shareholders. The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our amended and restated memorandum and articles of association.

In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, character, and the ability to exercise sound judgement, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the board of directors.

Code of Business Conduct

As a public company, we have a responsibility to ensure that our filings with the Securities and Exchange Commission (the “SEC”) and other public communications are timely and accurate. We have adopted a code of business conduct (the “code of business conduct”) that applies to all directors, executive officers and employees. It is available on our website. Each person agrees that he or she will:

(a)     Engage in honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)    Produce full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the Securities and Exchange Commission and in other public communications we make;

(c)     Comply with applicable governmental laws, rules and regulations;

(d)    Promptly report any violations of this Code of Business Ethics to our Chief Legal Officer or Audit Committee;

(e)     Adhere to the Code of Business Ethics, including fair process by which to determine violations; and

(f)     Protect the Company’s legitimate business interests, including its assets and corporate opportunities.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of Nasdaq that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas including independence of the Board, separate sessions of independent directors, lead director, director qualification standards and additional selection criteria, director orientation and continuing education, service on other boards, directors who resign or materially change their current positions with their own company or become aware of circumstances that may adversely reflect upon the director or the company, mandatory retirement, director responsibilities, compensation, share ownership, board access to senior management, board access to independent advisors, self-evaluation, frequency of meetings, director attendance, attendance of non-directors, advance receipt of meeting materials, committee matters and succession planning. A copy of our corporate governance guidelines is posted on our website.

D. Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 6, 9 and 27 employees as of December 31, 2019, 2020 and 2021, respectively. The table below sets forth the number of employees categorized by function as of December 31, 2021.

Function	Number of employees
Management and Administration	3
Sales, Marketing and Operating	8
Technology and Product Development	10
Administrative Support	6
Total	27

The remuneration package of our employees includes salary, bonus, stock options and other cash benefits. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, a maternity insurance plan and a housing reserve fund for the benefit of all of our employees. We have not experienced any material labor disputes or disputes with the labor department of the PRC government since our inception.

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders ” of this Report.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of common shares and Ordinary Shares as April 29, 2022 by:

•        each person known to us who will beneficially own more than 5% of the common shares and Ordinary Shares;

•        each of our executive officers and directors; and

•        all of the executive officers and directors of as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Ordinary Shares or common shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the Ordinary Shares and common shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentages of shares beneficially owned is computed, respectively, on the bases of 12,933,653 Class A Ordinary Shares and 9,630,634 Class B Ordinary Shares outstanding on the closing date of the Business Combination and does not include 2,244,493 Class A Ordinary Shares issuable upon the exercise of the SAI Warrants that will remain outstanding following the Business Combination.

	Class A Shares	% of Class	Class B Shares	% of Class
Executive Officers and Directors:
Risheng Li(2)	—	—	9,630,634	100%
Yao Shi	—	—	—	—
Yusen Chen	—	—	—	—
Jinlong Zhu	—	—	—	—
Zou Jian	—	—	—	—
Jianwei Li(3)	3,447,481	26.7%	—
All directors and executive officers as a group (5 individuals)	3,447,481	26.7%	9,630,634	100%
Five Percent or More Holders:
TradeUp Global Sponsor LLC(4)	1,287,027	10%	—	—
Eternal Selead Technology Holding Limited(5)	668,902	5.2%	—	—
Haonan Technology Holding Limited(6)	668,902	5.2%	—	—
Tospring Technology Limited(7)	974,919	7.5%	—	—
Fan Yinliang(8)	1,201,101	9.3%	—	—
ZenGolden L.P.(9)	1,606,838	12.4%	—	—
Energy Science Artist Holding Limited(10)	—	—	9,630,634	100%
LilOrange Holding Limited(11)	1,070,017	8.3%	—	—

____________

*        Less than 1%.

(1)      The business address of the directors and executive officers of SAI is #01-05 Pearl’s Hill Terrace Singapore, 168976.

(2)      Represents shares beneficially owned indirectly by Risheng Li, and owned directly by Energy Science Artist Holding Limited.

(3)      Includes (i) 1,287,027 shares held of record by TradeUp Global Sponsor LLC, of which Mr. Li is the manager, (ii) 553,617 shares held of record by PatternBase Inc. which Mr. Li indirectly controls, and (iii) 1,606,838 shares held of record by ZenGolden L.P. in which Mr. Li is the general partner. Mr. Li disclaims beneficial ownership over any securities owned by TradeUp Global Sponsor, PatternBase Inc., and ZenGolden L.P in which he does not have a pecuniary interest.

(4)      The address of TradeUp Global Sponsor LLC is 437 Madison Avenue, 27th Floor, New York, New York 10022.

(5)      The address of Eternal Selead Technology Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(6)      The address of Haonan Technology Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(7)      The address of Tospring Technology Limited is Vistra Corporate Services Center, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.

(8)      Represents shares beneficially owned indirectly by Fan Yinliang, and owned directly by Make World Better Limited. The address of Make World Better Limited is 2/F, Palm GroveHouse, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(9)      The address of ZenGolden L.P. is 3-212 Governors Square, 23 Lime Tree Bay Avenue, Seven Mile Beach, Grand Cayman, Cayman Islands, KY1-1203.

(10)    The address of Energy Science Artist Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(11)    The address of LilOrange Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

B. Related Party Transactions

TradeUP Related Party Transactions

TradeUP Class B Ordinary Shares

On February 1, 2021, TradeUP Global Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), acquired 1,150,000 TradeUP Class B Ordinary Shares for an aggregate purchase price of $25,000. On May 3, 2021, the Sponsor transferred an aggregate of 60,000 TradeUP Class B Ordinary Shares to TradeUP’s independent directors at the same price originally paid for such shares. On May 3, 2021, the Sponsor converted 850,000 TradeUP Class B Ordinary Shares into 850,000 TradeUP Class A Ordinary Shares. On May 12, 2021, the Sponsor forfeited 27,753 TradeUP Class B Ordinary Shares for no consideration as a result of the TradeUP IPO underwriters’ partial exercise of their over-allotment option.

The Sponsor has agreed not to transfer, assign or sell 50% of its TradeUP Class B Ordinary Shares until the earlier to occur of: (1) six months after the Closing; and (2) subsequent to the Closing (a) the date on which TradeUP completes a liquidation, merger, share exchange or other similar transaction that results in all of TradeUP shareholders having the right to exchange their TradeUP Class A Ordinary Shares for cash, securities or other property or (b) if the closing price of TradeUP’s Class A Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after TradeUP’s initial business combination. The Sponsor may not transfer, assign or sell the remaining 50% of TradeUP Class B Ordinary Shares until six months after the Closing.

Upon the effective date of Business Combination, all TradeUP Class B Ordinary shares were effectively converted into Class A Ordinary Shares, subject to lock-up agreement described below as “TradeUP Lock-Up Agreement”.

Private Shares

The Sponsor purchased an aggregate of 224,780 private shares, at a price of $10.00 per share, or $2,247,800 in the aggregate, in private placements that occurred simultaneously with the closing of the TradeUP IPO and the sale of additional units pursuant to the underwriters’ partial exercise of their over-allotment option. The private shares may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of the Business Combination.

Sponsor Loan

On February 2, 2021, the Sponsor agreed to lend TradeUP up to $300,000 to be used for a portion of the expenses of the TradeUP IPO. This loan was non-interest bearing, unsecured and was due at the earlier of (1) June 30, 2021 or (2) the closing of the TradeUP IPO. The outstanding balance under the loan was repaid at the closing of the TradeUP IPO on May 3, 2021.

Working Capital Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor, or an affiliate of the Sponsor or certain of TradeUP’s directors and officers may, but are not obligated to, lend TradeUP funds as may be required. If TradeUP completes the initial Business Combination, it will repay such loaned amounts. In the event that the initial Business Combination does not close, TradeUP may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account will be used for such repayment. Up to $1,200,000 of such loans may be convertible into TradeUP Class A Ordinary Shares, at a price of $10.00 per share at the option of the lender. As of December 31, 2021, TradeUP had an outstanding balance of $130,000 under the working capital loans. As of the filing date of this report, all outstanding balances under the working capital loans have been repaid.

Certain Agreements Related to the Business Combination

In connection with the Business Combination, certain agreements were entered into pursuant to the Business Combination Agreement. These agreements include:

Support Agreements

In connection with the execution of the Business Combination Agreement, TradeUP, the TradeUP initial shareholders, SAI, the SAI Founder and certain shareholders of SAI entered into transaction support agreements, pursuant to which, among other things, each agreed to vote at any meeting of TradeUP (in the case of the TradeUP initial shareholders) or SAI (in the case of SAI shareholders) in favor of the Business Combination Agreement and the consummation of the transactions contemplated thereby.

TradeUP Support Agreement

In connection with the execution of the Business Combination Agreement, TradeUP, the TradeUP initial shareholders and Old SAI entered into the TradeUP Support Agreement. Under the TradeUP Support Agreement, the TradeUP initial shareholders, among other things, agreed to: (1) appear at any meeting of TradeUP shareholders for purposes of determining a quorum; (2) vote their respective TradeUP Class A Ordinary Shares in favor of the Business Combination Proposal, the Articles Amendment Proposal and the Share Issuance Proposal; (3) not to transfer their respective TradeUP Class A Ordinary Shares prior to the termination of the TradeUP Support Agreement; (4) waive anti-dilution rights under the current memorandum and articles of association (as holders of TradeUP Class B Ordinary Shares); (5) waive dissenter’s rights under Section 238 of the Companies Act; and (6) not to redeem any of their respective TradeUP Class A Ordinary Shares.

SAI Support Agreement

In connection with the execution of the Business Combination Agreement, TradeUP, the Sponsor, Old SAI and certain Old SAI shareholders entered into the SAI Support Agreement. Under the SAI Support Agreement, the Old SAI shareholders, among other things, agreed to: (1) appear at any meeting of Old SAI shareholders for purposes of determining a quorum; (2) vote their respective Ordinary Shares in favor of the Business Combination Agreement and the transactions contemplated thereby, including the merger; (3) not to transfer their respective TradeUP Class A Ordinary Shares prior to the termination of the SAI Support Agreement; and (4) waive dissenter’s rights under Section 238 of the Companies Act.

New Registration Rights Agreement

In connection with the Business Combination, concurrently with Closing, Old SAI, the Sponsor and certain Old SAI shareholders entered into the New Registration Rights Agreement. Pursuant to the New Registration Rights Agreement, among other things, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, SAI is required, as soon as practicable, but in any event within 30 days after Closing, to file a registration statement to permit the public resale of all the registrable securities held by any party to the New Registration Rights Agreement from time to time and holders of registrable securities under the New Registration Rights Agreement may demand SAI facilitate a registered offering of such securities. The New Registration Rights Agreement also (1) provided the holders of registrable securities with “piggy-back” registration rights, subject to certain requirements and customary conditions and (2) terminated the Registration Rights Agreement.

Lock-Up Agreements

At Closing, (1) the TradeUP initial shareholders entered into the TradeUP Lock-Up Agreement, (2) the SAI Founder and management of Old SAI, and certain other Old SAI shareholders, entered into the SAI Affiliate Lock-Up Agreement and (3) the other Old SAI shareholders entered into the SAI Shareholder Lock-Up Agreement. Immediately following the consummation of the Business Combination, approximately 22,564,287 Ordinary Shares (including both Class A and Class B Ordinary Shares), or approximately 83.3% of the outstanding Ordinary Shares, are subject to the lock-up arrangements described below.

TradeUP Lock-Up Agreement

The TradeUP Lock-Up Agreement contains certain restrictions on transfers with respect to any Class A Ordinary Shares held by the TradeUP initial shareholders immediately after Closing. Such restrictions began at Closing and end on the first anniversary of Closing, with such Ordinary Shares being subject to earlier release on the date on which the volume weighted average trading price of Class A Ordinary Shares exceeds $14.00 per share (with respect to 50% of such Class A Ordinary Shares) and $17.50 per share (with respect to the remaining 50% of such Class A Ordinary Shares) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after Closing.

SAI Affiliate Lock-Up Agreement

The SAI Affiliate Lock-Up Agreement contains certain restrictions on transfer with respect any Class A Ordinary Shares received pursuant to the Business Combination Agreement. Such restrictions began at Closing and end on the first anniversary of the closing, with such Class A Ordinary Shares being subject to earlier release on the date on which the volume weighted average trading price of Class A Ordinary Shares exceeds $14.00 per share (with respect to 50% of such Class A Ordinary Shares) and $17.50 per share (with respect to the remaining 50% of such Class A Ordinary Shares) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after Closing.

SAI Shareholder Lock-Up Agreement

The SAI Shareholder Lock-Up Agreement contains certain restrictions on transfer with respect to the Class A Ordinary Shares received by SAI shareholders pursuant to the Business Combination Agreement other than SAI shareholders subject to the SAI Affiliate Lock-Up Agreement. Such restrictions began at Closing and end on the six-month anniversary of Closing.

Other Relationships

Except as otherwise disclosed in this Annual Report on Form 20-F, no compensation of any kind, including finder’s and consulting fees, were paid by TradeUP to the Sponsor, TradeUP’s directors, officers or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals were reimbursed for any out-of-pocket expenses incurred in connection with activities on TradeUP’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The Audit Committee reviewed on a quarterly basis all payments that were made to the Sponsor, directors, officers or their respective affiliates.

Currently, members of TradeUP’s management team who remained with TradeUP (currently SAI) may be paid consulting, management or other fees from us with any and all amounts being fully disclosed to shareholders, to the extent then known.

SAI Related Party Transactions

The related party transactions summarized by different natures are as follows:

	From March 28 (inception) to December 31, 2019	For the years ended December 31,
		2020	2021
	US$	US$	US$
Settlement of advance to related parties for daily operation
Mr. Risheng Li	—	406	235
Mr. Liedong Wang	45	396	415
Mr. Dahan Bao	—	31	30

Repayment from related parties
Mr. Risheng Li	—	203	36
Mr. Liedong Wang	18	22	14
Mr. Dahan Bao	—	—	—

Related Person Transactions Policy Following the Business Combination

Indemnification Agreements

On the Closing Date, the Company entered into indemnity agreements with each of its directors and officers (the “Indemnity Agreements”), undertaking to indemnify them to the fullest extent permitted by law on the terms set forth therein. This indemnification is limited to events where the director or officer acted in good faith and in a manner the relevant director or officer reasonably believed to be in and/or not opposed to the best interests of SAI, and the relevant director or officer had no reasonable cause to believe that his or her conduct was unlawful.

The foregoing summary of the Indemnity Agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Indemnity Agreement, a copy of which is filed as Exhibit 4.13 of this Report and is incorporated herein by reference.

Policies and Procedures for Related Person Transactions

Effective upon the closing date, the board of directors of SAI adopted a written related person transaction policy that set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which SAI or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•        any person who is, or at any time during the applicable period was, one of SAI’s executive officers or directors;

•        any person who is known by SAI to be the beneficial owner of more than 5% of SAI’s voting securities;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of SAI’s voting securities, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of SAI’s voting securities; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

SAI have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee have the responsibility to review related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements” of this Report for consolidated financial statements and other financial information.

Legal Proceedings

Please refer to “Item 4. Information on the Company — B. Business Overview — Legal Proceedings.”

Dividend Policy

We currently intend to permanently reinvest all available funds and any future earnings to fund growth and expansion of our business and, therefore, we do not expect to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently have no specific intention to issue share dividends in the future. Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

B. Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company — A. History and Development of the Company” and “Item 4. Information on the Company — B. Business Overview” of this Report.

ITEM 9.    THE OFFER AND LISTING

A. Offering and Listing Details

See “— C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “SAI” and “SAITW”, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. Share Capital

As of May 31, 2022, the Company had 12,933,653 New Class A Ordinary Shares issued and outstanding, and 2,244,493 New SAI Warrants to purchase New Class A Ordinary Shares at an exercise price of $11.50 per share issued and outstanding.

SAI is a Cayman Islands exempted company with limited liability and immediately following consummation of the Business Combination its affairs will be governed by the Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

SAI’s authorized share capital consists of 350,000,000 shares of a par value of $0.0001 each, consisting of 328,320,295 Class A Ordinary Shares, 9,630,634 convertible Class B Ordinary Shares and 10,000,000 preference shares. All Class A Ordinary Shares issued and outstanding at the consummation of the Business Combination will be fully paid and non-assessable.

The following are summaries of material provisions of the Amended and Restated Memorandum and Articles of Association and the Companies Act (As Revised) of the Cayman Islands, as amended, modified, re-enacted or replaced (the “Companies Act”), insofar as they relate to the material terms of the Class A Ordinary Shares.

Ordinary Shares

General

Holders of Class A Ordinary Shares and Class B Ordinary Shares generally have the same rights except for voting, conversion and director appointment and removal rights. SAI maintains a register of its shareholders and a shareholder is only entitled to a share certificate if the board of directors of SAI resolves that share certificates be issued.

Risheng Li controls the voting power of all of the outstanding Class B Ordinary Shares. Although Mr. Li controls the voting power of all of the outstanding Class B Ordinary Shares, his control over those shares is not permanent and is subject to reduction or elimination at any time or after certain periods as a result of a variety of factors. As further described below, upon any transfer of Class B Ordinary Shares by a holder thereof to any person which is not a permitted transferee under the Amended and Restated Memorandum and Articles of Association, those Class B Ordinary Shares will automatically and immediately convert into Class A Ordinary Shares. In addition, all Class B Ordinary Shares will automatically convert to Class A Ordinary Shares in certain other circumstances described below in “— Optional and Automatic Conversion.”

Dividends

The holders of Class A Ordinary Shares are entitled to such dividends as may be declared by the Board as it may, in its discretion, lawfully declare from time to time. Class A Ordinary Shares and Class B Ordinary Shares rank equally as to dividends and other distributions. The Amended and Restated Memorandum and Articles of Association provides that dividends may be declared and paid out of our profits, realized or unrealized, out of the share premium account or as otherwise permitted by law. No dividend may be made on any Class A Ordinary Shares unless a dividend in equal proportion is made on the Class B Ordinary Shares. Except as otherwise provided by the rights attached to any Class A Ordinary Shares, dividends and other distributions may be paid in any currency. Our Board o may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

Voting Rights

In respect of all matters upon which holders of Class A Ordinary Shares are entitled to vote, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes. Voting at any meeting of shareholders will be by show of hands unless a poll is demanded.

Class A Ordinary Shares and Class B Ordinary Shares vote together on all matters, except that we will not, without the approval of holders of a majority of the voting power of the Class B Ordinary Shares, voting exclusively and as a separate class:

•        increase the number of authorized Class B Ordinary Shares;

•        issue any Class B Ordinary Shares or securities convertible into or exchangeable for Class B Ordinary Shares, other than to Risheng Li or his affiliates;

•        create, authorize, issue, or reclassify into, any preference shares in the capital of SAI or any shares in the capital of SAI that carry more than one vote per share;

•        reclassify any Class B Ordinary Shares into any other class of shares or consolidate or combine any Class B Ordinary Shares without proportionately increasing the number of votes per Class B Ordinary Share; or

•        amend, restate, waive, adopt any provision inconsistent with or otherwise alter any provision of the Amended and Restated Memorandum and Articles of Association relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Ordinary Shares.

An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast, including by all holders of a specific class of shares, if applicable, while a special resolution will require not less than two-thirds of votes cast.

Optional and Automatic Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Upon any transfer of Class B Ordinary Shares by a holder thereof to any person which is not a permitted transferee of such holder under the Amended and Restated Memorandum and Articles of Association, each such Class B Ordinary Share will automatically and immediately convert into one Class A Ordinary Share. In case of any transfer of Class B Ordinary Shares to a person who at any later time ceases to be a permitted transferee under the Amended and Restated Memorandum and Articles of Association, we may refuse registration of any subsequent transfer except back to the transferor of such Class B Ordinary Shares, and otherwise, such Class B Ordinary Shares will automatically and immediately convert into an equal number of Class A Ordinary Shares.

Each Class B Ordinary Share will automatically convert into one Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions) on the earliest to occur of 5:00 p.m., Cayman Islands time:

•        on the first anniversary of Mr. Li’s death or incapacity; or

•        on a date determined by the board of directors of SAI during the period commencing 90 days after, and ending 180 days after, the date on which Mr. Li is terminated for cause (and in the event of a dispute regarding whether there was cause, cause will be deemed not to exist unless and until an affirmative ruling regarding such cause has been made by a court or arbitral panel of competent jurisdiction, and such ruling has become final and non-appealable).

Transfer of Ordinary Shares

Subject to applicable laws, including securities laws, and the restrictions contained in the Amended and Restated Memorandum and Articles of Association and to any lock-up agreements to which a shareholder may be a party, any shareholders may transfer all or any of their Class A Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by the Board.

Class B Ordinary Shares may be transferred only to a permitted transferee under the Amended and Restated Memorandum and Articles of Association and any Class B Ordinary Shares otherwise will be converted into Class A Ordinary Shares. See “— Optional and Mandatory Conversion.”

If the Class A Ordinary Shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the Amended and Restated Memorandum and Articles of Association on terms that one cannot be transferred without the other, the Board will refuse to register the transfer of any such Class A Ordinary Shares without evidence satisfactory to them of the like transfer of such right, option, warrant or unit.

Liquidation

The Class A Ordinary Shares and Class B Ordinary Shares rank equally upon occurrence of any liquidation or winding up, in the event of which our assets will be distributed to, or the losses will be borne by, shareholders in proportion to the par value of the shares held by them.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Act, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder. The redemption of such shares will be effected in such manner and upon such other terms as we may, by special resolution, determine before the issue of the shares.

Variations of Rights of Shares

Subject to certain provisions of the Amended and Restated Memorandum and Articles of Association governing the Class B Ordinary Shares, if at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material adverse effect upon such rights. Otherwise, any such variation will be made only with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

General Meetings of Shareholders

We will hold an annual general meeting at such time and place as our Board will determine. At least five calendar days’ notice shall be given for any general meeting. The Board, the chief executive officer or the chairman may call general meetings. The holders of a majority of the Class A Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of the Class B Shares shall be required in any event.

Inspection of Books and Records

The Board will determine whether, to what extent, at what times and places and under what conditions or regulations our accounts and books will be open to the inspection of our shareholders, and no shareholder will otherwise have any right of inspecting any account or book or document except as required by the Companies Act or authorized by shareholders in a general meeting.

Changes in Capital

We may from time to time by ordinary resolution, subject to the rights of holders of Class B Ordinary Shares:

•        increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution will prescribe;

•        consolidate and divide all or any share capital into shares of a larger amount than existing shares;

•        sub-divide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

•        cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the rights of Class B Ordinary Shares, we may by special resolution reduce its share capital or any capital redemption reserve fund in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the laws of Cayman Islands. The Cayman Islands Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue no par value shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

Preference Shares

The Amended and Restated Memorandum and Articles of Association will authorize 10,000,000 preference shares and provide that preference shares may be issued from time to time in one or more series. The board of directors of SAI will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board will be able to, without approval of holders of Class A Ordinary Shares, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the Ordinary Shares and could have anti-takeover effects. The ability of the board of directors of SAI to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of SAI or the removal of existing management. Although it is not expected that we will issue any preference shares, we cannot assure you that it will not do so in the future.

Warrants

Set forth below is also a description of the Warrants that are currently issued and outstanding. These are the same warrants issued and outstanding in connection with the TradeUP initial public offering (the “TradeUP IPO”).

Each whole warrant entitles the registered holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the TradeUP IPO and 30 days after April 29, 2022, except as discussed in the immediately succeeding paragraph. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A Ordinary Shares.

This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a warrant and have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable, and we will not be obligated to issue a Class A Ordinary Share upon exercise of a warrant unless the Class A Ordinary Share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A Ordinary Share underlying such unit.

We have agreed that as soon as practicable, but in no event later than twenty business days after the closing of the Business Combination, we will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A Ordinary Shares issuable upon exercise of the warrants, and will use commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A Ordinary Shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if Class A Ordinary Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b) (1) of the Securities Act, we may, at our option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, it will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A Ordinary Shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “Fair Market Value” (defined below) less the exercise price of the warrants by (y) the Fair Market Value and (B) 0.361. The “Fair Market Value” as used in this paragraph shall mean the volume weighted average price of the Class A Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per Class A Ordinary Share equals or exceeds $16.50

Once the warrants become exercisable, we may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Class A Ordinary Shares equals or exceeds $16.50 per share (including adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A Ordinary Shares is available throughout the 30-day redemption period. If and when the warrants become redeemable, we may exercise our redemption rights even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A Ordinary Shares may fall below the $16.50 redemption trigger price (including adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

No fractional Class A Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Class A Ordinary Shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Class A Ordinary Shares pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Class A Ordinary Shares, we will use our commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding Class A Ordinary Shares is increased by a capitalization or share dividend paid in Class A Ordinary Shares to all or substantially all holders of Class A Ordinary Shares, or by a split-up of Class A Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of Class A Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Class A Ordinary Shares. A rights offering made to all or substantially all holders of Ordinary Shares entitling holders to purchase Class A Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Class A Ordinary Shares equal to the product of (i) the number of Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Ordinary Shares) and (ii) one minus the quotient of (x) the price per Class A Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A Ordinary Shares, in determining the price payable for Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Class A Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of Class A Ordinary Shares on account of such Class A Ordinary Shares (or other securities into which the warrants are then convertible), other than (1) as described above, (2) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution, does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Class A Ordinary Shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (3) to satisfy the redemption rights of the holders of Class A Ordinary Shares in connection with a proposed initial business combination, (4) to satisfy the redemption rights of the holders of Class A Ordinary Shares in connection with a shareholder vote to approve an amendment to the current memorandum and articles of association that would affect the substance or timing of its obligation to provide for the redemption of public shares in connection with an initial business combination or to redeem 100% of our public shares if it has not consummated an initial business combination within 18 months from the closing of this offering, or (5) in connection with the redemption of public shares upon failure to complete an initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A Ordinary Share in respect of such event.

If the number of outstanding Class A Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Class A Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Class A Ordinary Shares.

Whenever the number of Class A Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Class A Ordinary Shares (other than those described above or that solely affects the par value of such Class A Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the registered holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The warrants were issued in registered form under a warrant agreement between VStock Transfer, LLC, as warrant agent, and TradeUP. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of: (1) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in the proxy statement of form F-4/A filed on March 29, 2022, or defective provision; (2) amending the provisions relating to cash dividends on Ordinary Shares as contemplated by and in accordance with the warrant agreement; or (3) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants. You should review a copy of the warrant agreement, which was filed as an exhibit to the registration statement for the TradeUP IPO for a complete description of the terms and conditions applicable to the warrants and is filed as an exhibit hereto.

The warrant holders do not have the rights or privileges of holders of Class A Ordinary Shares and any voting rights until they exercise their warrants and receive Class A Ordinary Shares. After the issuance of Class A Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Enforceability of Civil Liability under Cayman Islands Law

SAI has been advised by Harney Westwood & Riegels LP, its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against SAI judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state and (2) in original actions brought in the Cayman Islands, to impose liabilities against SAI predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

B. Memorandum and Articles of Association

A copy of our Amended and Restated Memorandum and Articles of Association is attached as Exhibit 1.1 to this Annual Report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.2 to this Annual Report on Form 20-F and is incorporated by reference into this Annual Report on Form 20-F.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this Annual Report on Form 20-F.

D. Exchange Controls

There is no exchange control legislation or regulation in the Cayman Islands, except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E. Taxation

The following discussion of United States federal income tax consequences of an investment in our securities is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F , all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the United States.

U.S. Federal Income Tax Considerations of Class A Ordinary Shares and Warrants

Taxation of Dividends and Other Distributions on Class A Ordinary Shares

Subject to the PFIC rules discussed below, if SAI makes a distribution of cash or other property to a U.S. Holder of Class A Ordinary Shares, such distributions will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of SAI’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if Class A Ordinary Shares are readily tradable on an established securities market in the United States (such as Nasdaq) and certain other requirements are met, including that SAI is not treated as a PFIC during the taxable year in which the dividend is paid or in the previous year. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to our Class A Ordinary Shares.

Sale, Exchange, Redemption or Other Taxable Disposition of SAI Securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of SAI securities, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its securities.

Under tax law currently in effect long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Exercise or Lapse of a SAI Warrant

Subject to the PFIC rules discussed below, a U.S. Holder will generally not recognize gain or loss upon the exercise of a warrant for cash. A Class A Ordinary Share acquired pursuant to the exercise of a warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant.

It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the warrant.

Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. Alternatively, a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the warrants. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Ordinary Shares received on exercise will be treated as commencing on the date of exercise of the warrant or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the Ordinary Shares received will include the holding period of the warrants.

If a cashless exercise is treated as a taxable exchange, a U.S. Holder could be deemed to have surrendered warrants with an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. In this case, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. A U.S. Holder’s tax basis in the Ordinary Shares received would equal the sum of the U.S. Holder’s initial investment in the warrants exercised (i.e., the U.S. Holder’s purchase price for the warrant (or the portion of such U.S. Holder’s purchase price for units that is allocated to the warrant) and the exercise price of such warrants). It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if SAI redeems warrants for cash pursuant to the redemption provisions of the warrants or if SAI purchases warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of SAI Securities.”

Passive Foreign Investment Company Considerations

Certain adverse U.S. federal income tax consequences could apply to a U.S. holder if SAI, or any of its subsidiaries, is treated as a PFIC for any taxable year during which the U.S. Holder holds SAI securities. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the interest, by value).

Whether SAI or any of its subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of Class A Ordinary Shares how quickly SAI uses liquid assets and cash may influence whether SAI or any of its subsidiaries is treated as PFIC. Accordingly, SAI is unable to determine whether SAI or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that SAI or any of its subsidiaries will not be treated as a PFIC for any taxable year. Moreover, SAI does not expect to provide a PFIC annual information statement for 2021 or going forward.

If SAI were characterized as a PFIC for any taxable year, U.S. Holders of SAI securities would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of SAI securities treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the SAI securities. U.S. Holders would also be subject to annual information reporting requirements. In addition, if SAI were a PFIC in a taxable year in which SAI paid a dividend or the prior taxable year, such dividends would not be eligible to be taxed at the reduced rates applicable to qualified dividend income (as discussed above). Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the SAI securities.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of SAI. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of Ordinary Shares or on an instrument of transfer in respect of such shares.

SAI.TECH Global Corporation has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands substantially in the following form:

The Tax Concessions Act
(As Revised)
Undertaking as to Tax Concessions

In accordance with the provision of The Tax Concessions Act (As Revised), the following undertaking is hereby given to SAI.TECH Global Corporation (the “Company”):

(a)     That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)    In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)     On or in respect of the shares, debentures or other obligations of the Company; or

(ii)    by way of the withholding in whole or part, of any relevant payment as defined in the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the 29th of January 2021.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://ir.sai.tech/. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

I. Subsidiary Information

See the section titled “Information on the Company — D. Organizational Structure” in this Report.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, other receivables in deposits, prepayments and other current assets, net and amount due from related parties. As of December 31, 2020 and December 31, 2021, all of our cash and cash equivalents were held by major financial institutions located in Mainland China and Hong Kong. We believe that these financial institutions are of high credit quality. For accounts receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable is significantly reduced. For amounts due from related parties and other receivables in deposits, prepayments and other current assets, we provide advances to the officers and third parties for daily operation. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Customer Concentration Risk

For the year ended December 31, 2021, four customers accounted for 20%, 14%, 36% and 11% of Our total revenues. For the year ended December 31, 2020, two customers accounted for 37% and 35% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2021, and 2020.

As of December 31, 2021, one customer accounted for 100% of the total balance of our accounts receivable. As of December 31, 2020, four customers accounted for 65%, 13%, 11% and 10% of the total balance of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of December 31, 2020 and 2021.

Liquidity Risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we may seek loans from financial institutions to obtain short-term funding to meet any liquidity needs.

Foreign Currency Risk

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Inflation risk

Since our inception in 2019, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2021, 2020, and 2019 were increases of 3.13%, 2.5% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if Kazakhstan or other jurisdictions where we conduct our business experiences higher rates of inflation in the future.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving our control objectives.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2021 due to the material weaknesses described below, we believe that the consolidated financial statements included in this Annual Report on Form 20-F fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Based on that evaluation, our management has concluded that, as of December 31, 2021, our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified below:

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “Material Weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to: (i) lack of the key monitoring mechanisms such as internal audit department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures. (ii) lack of formal financial closing policies and effective control over periodic financial closing procedures which resulted into management’s late adjustments at period ends.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in its internal control over financial reporting, as we will be required to do once we become a public company and our independent registered public accounting firm may be required to do once we cease to be an emerging growth company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Changes in Internal Control over Financial Reporting

To remediate the material weakness identified in internal control over financial reporting, we have begun, and will continue to : (a) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; (b) continuing our efforts to implement necessary review and controls at related levels and all important documents and contracts (including all of its subsidiaries) will be submitted to the office of its Chief Administrative Officer and Chief Financial Officer for retention and review, and (c) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary.

We expect that it will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the material weakness identified in our internal control over financial reporting.

We expect to complete the measures discussed above by the end of 2022 and will continue to implement measures to remediate our material weakness in order to meet the deadline for management to report on internal controls as required by Section 404(b) of the Sarbanes Oxley Act. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. As such, we cannot assure you that we will remediate our material weaknesses in a timely manner.

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yao Shi, an independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16.B.    CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Business Conduct and Ethics is available on our website (https://ir.sai.tech/governance/documents-charters). We intend to disclose any amendment to the code, or any waivers of its requirements, in our Annual Report on Form 20-F.

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of fees paid or to be paid to Friedman LLP, or Friedman, for services rendered.

Audit Fees.    Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Friedman in connection with regulatory filings. The aggregate fees billed by Friedman for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 10-Q for the respective periods and other required filings with the SEC for the period from January 26, 2021 (inception) through December 31, 2021 total $98,000. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees.    Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” The aggregate fees billed by Friedman for professional services rendered for audit related fees for the period from January 26, 2021 (inception) through December 31, 2021 total $13,001.

Tax Fees.    We did not pay Friedman for tax planning and tax advice for the period from January 26, 2021 (inception) through December 31, 2021.

All Other Fees.    We did not pay Friedman for other services for the period from January 26, 2021 (inception) through December 31, 2021.

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective on May 30, 2022, Sai.tech Global Corporation dismissed Friedman LLP (“Friedman”) as our independent registered public accounting firm.

Friedman’s report on the financial statements for the period from January 26, 2021 (inception) through December 31, 2021, contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.

During the period from January 26, 2021 (inception) through December 31, 2021, and in the subsequent interim periods through May 30, 2022, the date of dismissal of Friedman, there were no (1) disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction, would have caused them to make reference to the subject matter of the disagreements in its report on the financial statements for such period, or (2) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Effective on May 30, 2022 Audit Alliance LLP was appointed as our new independent registered public accounting firm.

The change in auditors was approved by our Board of Directors.

During the period from January 26, 2021 (inception) through December 31, 2021, and in the subsequent interim periods through May 30, 2022, prior to the engagement of Audit Alliance LLP, we did not consult Audit Alliance LLP regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16.G.    CORPORATE GOVERNANCE

SAI is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, we are not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. While we do not currently intend to follow home country practice in lieu of the above requirements, we could decide in the future to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution. As a result, our shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Nasdaq corporate governance listing standards.

ITEM 16.H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18.    FINANCIAL STATEMENTS

The audited financial statements of TradeUP for the period from inception (January 26, 2021) ended December 31, 2021, are incorporated by reference to Item 15 of TradeUP’s Annual Report on Form 10-K, filed on February 18, 2022.

The unaudited pro forma condensed combined financial statements of the Company for the year ended December 31, 2021, are attached as Exhibit 15.1 to this Form 20-F.

The audited financial statements and management’s discussion and analysis of financial condition and result of operations of SAITECH Limited for the year ended December 31, 2021, are attached as Exhibit 15.2 to this Form 20-F.

ITEM 19.    EXHIBITS

Exhibit no	Description
1.1

Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 1.1 to Form 6-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 6, 2022).

2.1

Warrant Agreement, dated April 28, 2021, between TradeUP Global Corporation and VStock Transfer, LLC, as warrant agent (incorporated herein by reference to Exhibit 4.1 to Form 8-K/A (File No. 001-40368) as filed with the Securities and Exchange Commission on May 6, 2021).

2.2*	Description of Securities.
4.1

Business Combination Agreement, dated as of September 27, 2021, by and among TradeUP Global Corporation, TGC Merger Sub and SAITECH Limited (incorporated herein by reference to Exhibit 2.1 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).

4.2

Amendment to Business Combination Agreement, dated as of October 20, 2021, by and among TradeUP Global Corporation, TGC Merger Sub and SAITECH Limited (incorporated herein by reference to Exhibit 2.2 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).

4.3

Second Amendment to Business Combination Agreement, dated as of January 26, 2022, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited (incorporated herein by reference to Exhibit 2.3 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).

4.4

Third Amendment to Business Combination Agreement, dated as of March 22, 2022, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited (incorporated herein by reference to Exhibit 2.4 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).

4.5

Letter Agreement, dated April 28, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC and certain security holders named therein (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).

4.6

Letter Agreement Amendment, dated September 27, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC, David X. Li, Tao Jiang and Michael Davidov (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).

4.7

Letter Agreement Amendment No. 2, dated as of January 26, 2022, by and among TradeUP Global Sponsor, LLC, TradeUP Global Corporation and certain of TradeUP Global Sponsor, LLC’s equityholders (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on January 27, 2022).

4.8

Private Placement Share Purchase Agreement, dated April 28, 2021, between TradeUP Global Corporation and TradeUP Global Sponsor LLC (incorporated by reference to Exhibit 10.4 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).

Exhibit no	Description
4.9

Registration Rights Agreement, dated April 28, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC and certain security holders named therein (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).

4.10

Employment Agreement, dated September 27, 2021, between TradeUP Global Corporation and Risheng Li (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).

4.11

Employment Agreement, dated September 27, 2021, between TradeUP Global Corporation and Jian Zou (incorporated herein by reference to Exhibit 10.4 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).

4.12

Form of SAI.TECH Global Corporation 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.9 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).

4.13	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.8 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on December 3, 2021).
8.1*	List of subsidiaries of the Company.
12.1*

Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*

Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*

Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Rules 13a-14(b) and 15d-14(d) under the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*

Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Rules 13a-14(b) and 15d-14(d) under the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of the SAI.TECH Global Corporation for the year ended December 31, 2021.
15.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Financial Statements of SAITECH Limited for the year ended December 31, 2021.
15.3

Audited financial statements of TradeUP for the period from inception (January 26, 2021) ended December 31, 2021 (incorporated by reference to Item 15 to the Annual Report on Form 10-K filed by TradeUP on February 18, 2022 (File No. 001-40368).

15.4*	Consent of Friedman LLP

____________

*        Filed herewith.

†        Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

^        Indicates management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAI.TECH Global Corporation
	By:	/s/ Risheng Li
Date: May 31, 2022	Name:	Risheng Li
	Title:	Chief Executive Officer