Form 20-F
period 2022-12-31
SAI.TECH Global Corp
filed 2023-04-19
CIK 1847075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________

FORM 20-F

________________________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by this annual report.

On December 31, 2022, the issuer had 13,315,903 Class A Ordinary Shares, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

EXPLANATORY NOTE

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (the “Annual Report”) to the terms “SAI,” the “Company,” “we,” “us” and “our” refer to SAI.TECH Global Corporation, a Cayman Islands exempted holding company, together as a group with its subsidiaries.

Our consolidated financial statements are presented in U.S. dollars. All references in this Annual Report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

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

•        each issued and outstanding public warrant of TradeUP, immediately prior to the Merger Effective Time, were automatically converted into the right of the holder thereof to receive one warrant of the Company entitling the holder thereof to purchase one Class A Ordinary Share on substantially the same terms and conditions with respect to the TradeUP Warrants (each, a “IPO Warrant”);

•        following completion of the merger (the “Merger”), holders of 3,492,031 TradeUP Class A Ordinary Shares, remaining after the redemption of 2,071,735 shares, received 3,492,031 Class A Ordinary Shares, holders of 272,247 TradeUP Class B Ordinary Shares received 272,247 Class A Ordinary Shares, and holders of 2,244,493 TradeUP Warrants received IPO Warrants to purchase 2,244,493 Class A Ordinary Shares;

•        following the Merger, TradeUP acquired all of the issued and outstanding shares of the Company from the shareholders of the Company in exchange for the payment, issuance and delivery of the Class A Ordinary Shares and Class B Ordinary Shares to the shareholders of the Company (the “Share Acquisition”). As a result of the Share Acquisition, Old SAI became a wholly owned subsidiary of SAI, and shareholders of Old SAI became shareholders of the Company; and

•        following the completion of the Business Combination, there was an aggregate of 12,933,653 Class A Ordinary Shares issued and outstanding.

Following the closing of the Business Combination, the Company had 12,933,653 Class A Ordinary Shares issued and outstanding, and 2,244,493 IPO Warrants to purchase Class A Ordinary Shares at an exercise price of $11.50 per share issued and outstanding.

As a result of the Business Combination, Old SAI became a wholly-owned subsidiary of TradeUP, subsequently renamed to “SAI.TECH Global Corporation. On May 2, 2022, the Company’s Class A Ordinary Shares and IPO Warrants commenced trading on the Nasdaq Capital Market under the symbols “SAI” and “SAITW”, respectively.

Except as otherwise indicated or required by context, references in this Form 20-F (the “Report”) to “we”, “us”, “our”, “SAI”, or the “Company” refer to SAI.TECH Global Corporation, an exempted company incorporated under the laws of the Cayman Islands, and its consolidated subsidiaries.

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

•        “Investment Company Act” means the U.S. Investment Company Act of 1940, as amended;

•        “IPO Warrants” means the warrants issued upon the exchange of TradeUP Warrants in connection with the closing of the Business Combination, each of which is exercisable for one Class A Ordinary Share, in accordance with its terms.

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

•        “Ordinary Shares” means the Class A Ordinary Shares;

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

•        “SAI Founder” means Energy Science Artist Holding Limited, a wholly owned entity controlled by Risheng Li;

•        “SAI Incentive Plan” means SAI.TECH Global Corporation 2021 Equity Incentive Plan;

•        “SAI Shareholder Lock-Up Agreement” means the lock-up agreement entered into by the shareholders of SAI at the closing other than shareholders party to the SAI Affiliate Lock-Up Agreement;

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

•        “Sponsor” means TradeUP Global Sponsor LLC, a Cayman Islands limited liability company;

•        “Stablecoin” means a kind of crypto asset that is designed to minimize price volatility, and to track the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals), while other stablecoins utilize algorithms that are designed to maintain a relative stable price of the asset. Stablecoins can be backed by fiat money, physical commodities, or other crypto assets.

•        “TradeUP Class A ordinary shares” means the Class A ordinary shares, par value $0.0001 per share, of TradeUP;

v

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

•        “TradeUP Lock-Up Agreement” means the lock-up agreement entered into by the Sponsor, certain affiliates of TradeUP and the other persons party thereto at the;

•        “TradeUP Support Agreement” means the support agreement, dated as of September 27, 2021, among the Sponsor certain affiliates of TradeUP and the Sponsor and the other persons party thereto;

•        “TradeUP Warrant(s)” means the warrants included in the units issued in the TradeUP IPO, each of which is exercisable for one TradeUP Class A ordinary share, in accordance with its terms.

•        “Trust Account” means the trust account that holds a portion of the proceeds of the TradeUP IPO and the sale of the private shares; and

•        “units” means one TradeUP Class A ordinary share and one-half of one warrant, whereby each warrant entitles the holder thereto to purchase one TradeUP Class A ordinary share at an exercise price of $11.50 per share, sold in the TradeUP IPO;

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting SAI.TECH Global Corporation. Factors that may impact such forward-looking statements include:

•        our financial performance;

•        the ability to maintain the listing of our Class A Ordinary Shares and IPO Warrants on the Nasdaq Capital Market;

•        our growth strategy, future operations, financial position, estimated revenues and losses, projected capex, prospects and plans;

•        our strategic advantages and the impact those advantages will have on future financial and operational results;

•        the implementation, market acceptance and success of the Company’s platform and new offerings;

•        our approach and goals with respect to technology;

•        our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

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

•        our ability to attract and retain users;

•        our dependence upon third-party licenses;

•        the risk that we may never achieve or sustain profitability;

•        the risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all;

•        the risk that we may experiences difficulties in managing our growth and expanding operations;

•        that we have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our financial statements;

•        the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and

•        other risks disclosed in the Annual Report (as defined below).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section of this Annual Report. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the United States Securities and Exchange Commission (the “SEC”) after the date of this Annual Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Annual Report and any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.     [Reserved]

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks and other information in this Annual Report, including our consolidated financial statements and related notes included herein, in connection with your ownership of our securities. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our securities to decline, perhaps significantly, and you therefore may lose all or part of your investment. The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in the Company. Additional risks and uncertainties not currently known to us or which we currently deem immaterial may also have a material adverse effect on our business, financial condition, results of operations, and prospects.

Summary Risk Factors

The below summary risks provide an overview of the material risks we are exposed to in the normal course of our business activities. The below summary risks do not contain all of the information that may be important to you, and you should read the summary risks below together with the more detailed discussion of risks set forth following this section under the heading “Risk Factors,” as well as elsewhere in this Annual Report. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:

•        We have a limited operating history in an evolving and highly volatile industry and are undergoing a business transition, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

•        Our IPO Warrants may never be in the money, and they may expire worthless.

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

•        If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by The Financial Crimes Enforcement Network (“FinCEN”) under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

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

•        If relations between the United States and foreign governments deteriorate, they could affect our operations and cause our goods and services to become less attractive.

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

•        The PRC government may exert, at any time, with little to no notice, substantial interventions and influences over the manner in which a business must conduct its business operations that cannot always be expected nor anticipated, if such business has some presence/operations in China. If the PRC government at any time substantially intervenes, influences, or establishes new policies, regulations, rules, or laws in a business’s industry, such substantial intervention or influence may result in adverse impact on such business’s operations and the value of such business’s securities, including causing the value of such securities to decline.

•        PRC regulations relating to offshore investment activities by PRC residents may expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

•        Events in Kazakhstan, including national unrest and tightened regulation to digital assets mining activities caused by protests over surging fuel prices, have caused significant national disruptions to energy and internet access and have caused us to terminate part of our operations. If the situation in Kazakhstan deteriorates, it may cause adverse impact on our operations and financial results.

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

•        We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of our Ordinary Shares..

In addition to the other information contained in this Annual Report, we have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, or results of operation. Investors should carefully consider the risks described below together with all of the other information in this Annual Report, including our consolidated financial statements and related notes thereto included elsewhere in this Annual Report and in our other filings with the SEC, before making an investment decision. The trading price of our securities could decline due to any of these risks, and investors may lose all or part of their investment. In this section, unless the context otherwise requires, “SAI,” “Company,” “we,” “us” and “our” refer to SAI.TECH Global Corporation, a Cayman Islands exempted holding company, together as a group with its subsidiaries including the Operating Subsidiaries.

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

All of our sources of revenue are dependent on cryptocurrencies and, specifically, bitcoin, and the broader blockchain and bitcoin mining ecosystem. Due to the highly volatile nature of the cryptocurrency markets and the prices of cryptocurrency assets, our operating results may fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader cryptocurrency ecosystem. Our operating results may fluctuate as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

•        changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, or our operations specifically;

•        difficulty in obtaining new hardware and related installation costs;

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

Since June 2021, we have entered global market and firstly arrived at Kazakhstan seeking hosting facilities to relocate our customers’ mining machines. The first facility in Uralsk in Kazakhstan in scale of 15MW in cooperation with our power supply partner and hosting customers, became operational in the fourth quarter of 2021. The 90 MW in Phase II expansion plan in the same site was delayed and was subsequently terminated in August in consideration of events in Kazakhstan. See “Business Overview — Recent Developments — Kazakhstan”. We also have mining machines currently in operation in Mexico and the United States, and plan to expand our mining operation in those countries. See

“Business Overview — Transition and Expansion into Global Market”. While the remaining definitive agreements in respect of those power arrangements and hosting agreements are currently in various stages of negotiation, we cannot guarantee that we will be able to successfully enter into the definitive agreements for our planned power arrangements. If we experience significant delays in the supply of power required to support any hosting facility expansion or new construction, the progress of such projects could deviate from our original plans, which could cause material and negative effects on our revenue growth, profitability and results of operations. Furthermore, although we expect these definitive agreements to include provisions allowing us to secure the sites for our data centers, actually securing these sites on terms acceptable to our management team may not occur within our timing expectations or at all. Securing the sites for our data centers may also be subject to various governmental approvals and require entry into ancillary agreements.

We are continuing to seek power suppliers, hosting clients and heating partners with whom we intend to achieve our computing and heating expansion plan in North America. There is no assurance that we are able to find suitable suppliers on acceptable terms in a timely manner or at all.

Furthermore, there may be significant competition for suitable cryptocurrency mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up cryptocurrency mining operations in certain locations. They can also restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision of electricity to mining operations. For example, in 2018, the board of commissioners of Chelan County Public Utility District in Washington voted to stop reviewing applications for mining facilities following a review of the impact of existing operations. While we are not aware of the existence of any such restrictions in our planned mining locations in Ohio, new ordinances and other regulations at the federal, state and local levels can be introduced at any time. Specifically, those can be triggered by certain adverse weather conditions or natural disasters, see “— We will be vulnerable to severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.”

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

Furthermore, there may be significant competition for suitable cryptocurrency mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up cryptocurrency mining operations in certain locations. They can also restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage or may otherwise potentially restrict or prohibit the provision of electricity to mining operations. For example, at the beginning of January 2022, surges in fuel prices triggered national unrest throughout Kazakhstan, which subsequently resulted in significant disruptions to the nation’s bitcoin mining operations’ access to reliable sources of energy and internet access. From January 24, 2022 to January 31, 2022, the state-run Kazakhstan Electricity Grid Operating Company additionally cut off the nation’s electricity to bitcoin and cryptocurrency mining companies. As a result, during this time period, bitcoin and cryptocurrency miners will not have access to power for bitcoin and cryptocurrency mining purposes and will be required to halt their operations. The power cut-off to our and others bitcoin mining company operations during January 2022 negatively impacted our operations for the period, though we have resumed power supply and agreement currently. New ordinances and other regulations at the federal, state and local levels can also be introduced at any time. For example, on June 25, 2021, Kazakhstani President Kassym-Zhomart Tokaev signed legislation officially legalizing crypto-mining in Kazakhstan. As part of this law, Kazakhstan introduced and enforced a new tax, stipulating a fee of one tenge per 1 kilowatt-hour (kW/h) for miners, starting on January 1, 2022. In the first quarter of 2022, our legal counsel in Kazakhstan advised us that the Kazakhstan government partially supports a few amendments to the existing tax code applying to digital asset mining companies in the country, including improving the fee rate based on electricity consumption per kWh that the government charges digital asset miners from the current 1 tenge (about $0.0023 US dollar) per kWh to a higher rate, based on different types of electricity they consume and/or different level of total power consumption scale they consume. The amendments proposal also includes enhancing regulation to digital asset mining activities and control of the power supply. As the date of this Annual Report, the government is still in discussion and drafting of the final amendments to the Tax Code and any laws related to digital asset mining activities and have not brought any of such amendments into enforcement. However, such new orders and regulations could be introduced any time in the country and similarly, in any other countries we plan to expand our mining operations into. Specifically, those can be triggered by certain adverse weather conditions or natural disasters, see “Risk Factors — Risks Related to Our Business, Industry, and Operations — We will be vulnerable to severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.”

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

The costs of building out, leasing and maintaining our hosting and self-mining facilities constitute a significant portion of our capital and operating expenses. In order to manage growth and ensure adequate capacity for our digital mining operations and new and existing hosting customers while minimizing unnecessary excess capacity costs, we continuously evaluate our short- and long-term data center capacity requirements. Our chip liquid cooling and waste heat recovery technology and our products were first tested in our pilot programs in China, which was terminated in June 2021. We began operating a heating demonstration project in our first North American distribution center located in Chesterland, Ohio, in August, 2022, as our global expansion has progressed. Although we have made progress to install SAIHUB CAB data centers in North American countries, and are also in active discussions with local potential heat user partners, there is no guarantee of immediate, large-scale operation of such data centers due to the required process of market research, due diligence and business negotiation of these potential installation projects. If we overestimate our business’ capacity requirements or the demand for our heat supply data centers and secure less data center capacity, our operating margins could be materially reduced. If we underestimate our data center capacity requirements, we may not be able to service the expanding needs of our existing customers and may be required to limit new customer acquisition, which could have a material adverse effect on our business, financial condition and results of operations.

Our projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding the demand for our hosting services and the adoption of bitcoin and other digital assets. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations in any given quarter or fiscal year.

We operate in a rapidly changing and competitive industry and our projections are subject to the risks and assumptions made by management with respect to our industry. Operating results are difficult to forecast as they generally depend on our assessment of the timing of adoption and use of bitcoin and other digital assets, which is uncertain. Furthermore, as we invest in the development of our hosting and self-mining business in the future, whether because of competition or otherwise, we may not recover the often-substantial up-front costs of constructing, developing and maintaining our hosting facilities and purchasing the latest generation of mining machines or recover the opportunity cost of diverting management and financial resources away from other opportunities. Additionally, our business may be affected by reductions in miner demand for hosting facilities and services and the price of bitcoin and other digital assets as a result of a number of factors which may be difficult to predict. Similarly, our assumptions and expectations with respect to margins and the pricing of our hosting services and market price of bitcoin or other digital assets we mine may not prove to be accurate. This may result in decreased revenue, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in revenue. This inability could cause our operating results in a given quarter or year to be higher or lower than expected. If actual results differ from our estimates, analysts or investors may negatively react and our stock price could be materially impacted.

We have experienced difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide us with customary financial products and services, which could have a material adverse effect on our business, financial condition and results of operations.

As an early stage company with operations focused in the digital asset transaction processing industry, we have in the past experienced, and may in the future experience, difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide us with customary leasing and financial products and services, such as bank accounts, lines of credit, insurance and other related services, which are necessary for our operations. Such difficulties may be exacerbated by proposed regulations under the America COMPETES Act of 2022 which grant the Secretary of Treasury the authority to permanently suspend, without public notice, financial services or accounts for any entity deemed to be of money laundering concern. Such enhanced authority, or other similar future regulations, may be used to prevent entities associated with cryptocurrency, including us, from access to financial services in the United States or other jurisdictions.

To the extent that a significant portion of our business consists of digital asset transaction mining, processing or hosting, we may in the future continue to experience difficulty obtaining additional financial products and services on customary terms, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in tariffs or import restrictions could have a material adverse effect on our business, financial condition and results of operations.

Equipment necessary for digital asset mining is almost entirely manufactured in Asian countries, especially from Southeast Asian countries. There is currently significant uncertainty about the future relationship between these Asian countries and various other countries, including Kazakhstan, the United States, the European Union, Canada, and Mexico, with respect to trade policies, treaties, tariffs and customs duties, and taxes. For example, since 2019, the U.S. government has implemented significant changes to U.S. trade policy with respect to China. These tariffs have subjected certain digital asset mining equipment manufactured overseas to additional import duties of up to 25%. The amount of the additional tariffs and the number of products subject to them has changed numerous times based on action by the U.S. government. These tariffs have increased costs of digital asset mining equipment, and new or additional tariffs or other restrictions on the import of equipment necessary for digital asset mining could have a material adverse effect on our business, financial condition and results of operations when we expand to global market.

Our historical financial results may not be indicative of our future performance.

We had a net income of $0.4 million for the fiscal year ended December 31, 2020, net loss of $16.7 million for the fiscal year ended December 31, 2021 and net loss of $8.8 million for the fiscal year ended December 31, 2022. As of December 31, 2022, our accumulated deficit was $25.3 million. Our historical results are not indicative of our future performance. If we are not able to successfully develop our business, it will have a material adverse effect on our business, financial condition and results of operations.

We will be vulnerable to severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Our business is subject to the risks of severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm our business.

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

In order to build and sustain our self-mining operations, we are dependent on third parties to provide us with ASIC chips and other critical components for our mining equipment, which may be subject to price fluctuations or shortages. For example, the ASIC chip is the key component of a mining machine as it determines the efficiency of the device. The production of ASIC chips typically requires highly sophisticated silicon wafers, which currently only a small number of fabrication facilities, or wafer foundries, in the world are capable of producing. We believe that the current microchip shortage that the entire industry is experiencing leads to price fluctuations and disruption in the supply of key miner components. Specifically, the ASIC chips have recently been subject to a significant price increases and shortages.

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

Our business is subject to limitations inherent within the supply chain of certain of our components, including competitive, governmental, and legal limitations, and other events. For example, we expect that we will significantly rely on foreign imports to obtain certain equipment and materials. We anticipate that the cryptocurrency mining machines for our operations will be imported from Southeast Asian countries, and other parts of equipment and materials, including ASIC chips, will be manufactured in and imported from South Korea or Taiwan. Any global trade disruption, introductions of tariffs, trade barriers and bilateral trade frictions, together with any potential downturns in the global economy resulting therefrom, could adversely affect our necessary supply chains. Our third-party manufacturers, suppliers and subcontractors may also experience disruptions by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions, such as those that were triggered by the COVID-19 pandemic, for example. Depending on the magnitude of such effects on our supply chain, shipments of parts for our mining machines, or any new mining machines that we order, may be delayed.

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

•        the presence of construction or repair defects or other structural or building damages;

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

For example, our cryptocurrency mining facilities could be rendered inoperable, temporarily or permanently, as a result of, among others, a fire or other natural disasters. The security and other measures we anticipate to take in order to protect against these risks may not be sufficient.

Additionally, our mining operation could be adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity.

The loss of any member of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

We have limited operating history, and our success and future growth depend on the skills and services of our management, including our Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. We will need to continue to grow our management in order to alleviate pressure on our existing team and in order to set up and develop our business. If our management, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be significantly harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

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

We expect to experience significant growth in the scope of our operations. Our ability to manage our hosting capacity and our plan to expand our self-mining capacity require us to build upon and to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including conditions that are outside of our control, such as the impact of the coronavirus disease (“COVID-19”). The COVID-19 pandemic that was declared on March 11, 2020 has since caused significant economic dislocation in the United States and globally as governments of more than 80 countries across the world, including the United States, introduced measures aimed at preventing the spread of COVID-19, including, amongst others, travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, quarantines and the imposition of both local and more widespread “work from home” measures. The spread of COVID-19 and the imposition of related public health measures have resulted in, and are expected to continue to result in, increased volatility and uncertainty in the cryptocurrency space. Any severe or prolonged economic downturn, as result of the COVID-19 pandemic or otherwise, could result in a variety of risks to our business and we cannot anticipate all the ways in which the current economic climate and financial market conditions could adversely impact our business.

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

We operate in a fast-growing industry, and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The cryptocurrency ecosystem is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. In the future, we expect competition to further intensify with existing and new competitors, some of which may have substantially greater liquidity and financial resources than we do. We compete against a number of companies operating within Kazakhstan, the United States and other countries in the global cryptocurrency mining market. We may not be able to compete successfully against present or future competitors. We may not have the resources to compete with larger providers of similar services and, consequently, may experience great difficulties in expanding and improving our operations to remain competitive.

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

We may acquire other businesses, form joint ventures, or make other investments that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expenses.

From time to time, we may consider potential acquisitions, joint venture, or other investment opportunities. We cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into the existing business and could assume unknown or contingent liabilities.

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

Our brand and reputation, particularly in the cryptocurrency ecosystem, is an important factor in success and development of our business. As part of our strategy, we seek to structure our relationships with our power suppliers and other potential partners as long-term partnerships. Thus, maintaining, protecting, and enhancing our reputation is also important to our development plans and relationships with our power suppliers, service providers and other counterparties.

Furthermore, we believe that the importance of our brand and reputation may increase as competition further intensifies. Our brand and reputation could be harmed if we fail to perform under our agreements or if our public image were to be tarnished by negative publicity, unexpected events or actions by third parties. Unfavorable publicity about us, including our technology, personnel, and bitcoin and crypto assets generally could have an adverse effect on the engagement of our partners and suppliers and may result in our failure to maintain or expand our business and successfully execute our business model.

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

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this Annual Report, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, bitcoin and Ethereum are the only cryptocurrencies that senior officials at the SEC have publicly stated are unlikely to be considered securities. With respect to all other cryptocurrencies, there is no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws.

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

If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by The Financial Crimes Enforcement Network (“FinCEN”) under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

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

Central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project, known as Digital Currency Electronic Payment, has reportedly been tested in a live pilot program conducted in multiple cities in China. A 2022 survey of central banks by the Bank for International Settlements found that nine out of 10 central banks are exploring central bank digital currencies (CBDCs), and more than half are now developing them or running concrete experiments. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replacing, bitcoin and other cryptocurrencies as a medium of exchange or store of value. As a result, the value of bitcoin could decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

If we fail to comply with such additional regulatory, licensure and registration compliance requirements, we may seek to cease all or certain of our operations or be subjected to fines, penalties, and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies or digital assets we plan to hold or expect to acquire for our own account.

We are subject to an extensive and rapidly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition.

Our business may be or may become subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those typically applied to financial services and banking, securities, commodities, the exchange, and transfer of digital assets, cross-border and domestic money and digital asset transmission businesses, as well as those governing data privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies. As a result, they often do not contemplate or address unique issues associated with digital assets, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the relative novelty and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, limitations on our business, reputational harm, and other regulatory consequences, as well as criminal penalties, each of which may be significant and could adversely affect our business, operating results and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States, as well as in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development and use of digital assets as a whole, digital asset mining operations, and our legal and regulatory status in particular by changing how we operate our business, how our operations are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements or new costs of doing business, or imposing a total ban on certain activities or transactions with respect to digital assets, as has occurred in certain jurisdictions in the past.

Due to our business activities, if laws or regulations or their respective interpretation change, we may become subject to ongoing examinations, oversight, and reviews by U.S. federal and state regulators, which would have broad discretion to audit and examine our business if we become subject to their oversight. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results and financial condition.

Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act (the “FCPA”) and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, and other applicable anti-corruption and anti-money laundering laws in certain countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.

In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Enactment of the Infrastructure Investment and Jobs Act of 2021 (the “Infrastructure Act”) may have an adverse impact on our business and financial condition.

On November 15, 2021, President Joseph R. Biden signed the Infrastructure Act. Section 80603 of the Infrastructure Act modifies and amends the Internal Revenue Code of 1986 (the “Code”) by requiring brokers of digital asset transactions to report their customers to the IRS. This provision was included to enforce the taxability of digital asset transactions. Section 80603 defines “broker” as “any person who (for consideration) is responsible for regularly providing any service effectuating transfers of digital assets on behalf of another person.” That could potentially include miners, validators, and developers of decentralized applications. These functions play a critical role in our business and in the functioning of the blockchain ecosystem. Importantly, these functions have no way of identifying their anonymous users. Indeed, bitcoin’s blockchain was designed for anonymity.

This reporting requirement went into effect on January 1, 2023 and will impact tax returns filed in 2024. The implementation of these requirements will require further guidance from the federal government. Disclosing the identity of our bitcoin mining operations and associated accounts to ensure they can be taxed by the IRS could cause a significant devaluing of our business, the bitcoin currency, and the entire digital assets market. Additionally, noncompliance with this provision could lead to significant fines and or regulatory actions against our company.

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

We generally plan to hold the majority of our cryptocurrencies in cold storage to reduce the risk of malfeasance; however, we may also use third-party custodial wallets and, from time to time, we may use hot wallets or rely on other options that may develop in the future. If we use a custodial wallet, there can be no assurance that such services will be more secure than cold storage or other alternatives. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

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

The bitcoin network operates based on an open-source protocol, not represented by an official organization or authority. Instead, it is maintained by a group of core contributors, largely on the Bitcoin Core project on GitHub.com. As the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner.

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

•        changes in user demographics and public tastes and preferences;

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

In the future, we may be unable to find banks or financial institutions that are willing to provide us with bank accounts and other services or such service may be interrupted by government action. A number of companies that provide bitcoin or other cryptocurrency-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. We also may be unable to maintain these services for our business. The difficulty that many businesses that provide bitcoin or other cryptocurrency-related services have and may continue to have in finding banks and financial institutions willing to provide them services may decrease the usefulness of cryptocurrencies as a payment system and harm public perception of cryptocurrencies. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses providing bitcoin or other cryptocurrency-related services. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and commodities exchanges, the over-the-counter market and the Depository Trust Company. Such factors would have a material adverse effect on our business, prospects, financial condition, and operating results.

Cryptocurrencies, including bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and “sharding”, which is a term for a horizontal partition of data in a database or search engine, which would not require every single transaction to be included in every single miner’s or validator’s block. However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective, or how long they will take to become effective, which could have a material adverse effect on our business, prospects, financial condition, and operating results. In addition, as corresponding increases in throughput lag behind growth in the use of cryptocurrencies, average fees and settlement times may increase considerably. While it is possible that increased transaction fees could result in more revenue for our business, increased fees and decreased settlement speeds could preclude certain uses for cryptocurrencies, and could reduce demand for, and the price of, cryptocurrencies, which could adversely affect our business, prospects, financial condition, and operating results.

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

We may purchase and hold stablecoins as an intermediary means of settlement with vendors or means of exchange prior to purchase and hold of other cryptocurrencies, such as Bitcoin, and stablecoins have inherent counterparty risks.

We may purchase and hold stablecoins as an intermediary means of settlement with vendors, or means of exchange prior to purchase and hold of other cryptocurrencies, such as Bitcoin. A stablecoin is a digital asset that seeks to maintain a stable value and is backed by an asset or portfolio of assets, such as fiat currency like U.S. dollars. There is a risk that the stablecoin issuer does not hold the corresponding asset underlying each stablecoin in circulation and is therefore unable to fulfil one-for-one redemptions. In addition, many stablecoin issuers are unregulated and do not provide transparent disclosure regarding their compliance with applicable licensing and regulatory requirements or the financial institutions that hold the underlying stable assets. For example, in November 2021, the President’s Working Group for Financial Markets recommended that Congress pass legislation to require that stablecoin issuers be regulated in a manner similar to insured depository institutions. If a stablecoin issuer fails to maintain required licenses to issue a stablecoin, it could subject the issuer to regulatory enforcement and injunctive actions, such as freezing funds underlying the stablecoin. The stablecoin issuer could also lose its relationships with banks and bank accounts where the underlying assets are deposited if it is engaged in unlicensed activities. If the stablecoin is unable to maintain its stable value, the market price of the stable coin could decline. If any of these events affecting stablecoins we hold were to occur, the value of the affected stablecoins we hold could materially decline, and our financial condition could be adversely impacted.

Risks Related to Cryptocurrency Mining

Bitcoin is the only cryptocurrency that we currently plan to mine and, thus, our future success depends in large part upon the value of bitcoin; the value of bitcoin and other cryptocurrencies may be subject to pricing risk and has historically been subject to wide swings.

Our operating results depends in large part upon the value of bitcoin, because it is the only cryptocurrency that we currently plan to mine. Specifically, our revenues from our cryptocurrency mining operations are expected to be based upon two factors: (1) the number of block rewards that we successfully mine and (2) the value of bitcoin. For further details on how our operating results may be directly impacted by changes in the value of bitcoin, see “— Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to bitcoin holdings.”

Furthermore, in our operations we intend to use application-specific integrated circuit (“ASIC”) chips and machines (which we refer to as “mining machines”), which are principally utilized for mining bitcoin. Such mining machines cannot mine other cryptocurrencies, such as Litecoin, that are not mined utilizing the “SHA-256 algorithm”.

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

Furthermore, bitcoin pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile or creating “bubble” type risks for bitcoin. Some market observers have asserted that the bitcoin market is experiencing a “bubble” and have predicted that, in time, the value of bitcoin could fall to a fraction of its current value, or even to zero. Bitcoin has not been in existence long enough for market participants to assess these predictions with any precision, but if these observers are even partially correct, it could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

The supply of bitcoin is limited and, once the 21 million bitcoins have been “unearthed,” the network will stop producing more. Currently, there are approximately 19 million, or 90% of the total supply of, bitcoin in circulation. Halving is an event within the bitcoin protocol where the bitcoin reward provided upon mining a block is reduced by 50%. While the effect is to slow the pace of the release of new coins, it has no impact on the quantity of total bitcoin already outstanding. Halvings are scheduled to occur once every 210,000 blocks, or roughly every four years, with the latest halving having occurred in May 2020, which revised the block reward to 6.25 bitcoin. As a result, the price of bitcoin could rise or fall based on overall investor and consumer demand. Given a stable network hash rate, should the price of bitcoin remain unchanged after the next halving, our revenue related to mining new coins would be reduced by 50%, with a significant impact on profit.

Furthermore, as the number of bitcoins remaining to be mined decreases, the processing power required to record new blocks on the blockchain may increase. Eventually the processing power required to add a block to the blockchain may exceed the value of the reward for adding a block. Additionally, at some point, there will be no new bitcoin to mine. Once the processing power required to add a block to the blockchain exceeds the value of the reward for adding a block, we may focus on other strategic initiatives, which may be complimentary to our mining operations.

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

Our reliance on any particular model of mining machines may subject our operations to increased risk of failure.

The performance and reliability of our mining machines and our technology are critical to our reputation and our operations. If there is any technological issue with our mining machines, our entire system could be affected. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error of our mining machine may affect all our mining machines, and if a defect or flaw is exploited, our entire mine could go offline simultaneously. Any technological issue with those mining machines may force us to incur high replacement cost and lead to potential interruption of our mining activities. Any interruption, delay or system failure could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

Because of the costs and difficulties inherent in managing cross-border business operations, if in the future we were to operate in multiple countries, our results of operations may be negatively impacted.

Managing businesses, operations, personnel, or assets in another country is challenging and costly. Any management, now or in the future, that we may have (whether based abroad or in the U.S.) may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes, and labor practices in countries where we have a presence or operate. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact our financial and operational performance.

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

If relations between the United States and foreign governments deteriorate, they could affect our operations and cause our goods and services to become less attractive.

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

If a country in Asia enacts regulations in industry segments that forbid or restrict foreign investment, our ability to continue operating could be severely impaired.

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

We lease real properties from third parties primarily for our wholly owned foreign enterprise’s office use in the PRC, and the lease agreements for all of these leased properties have not been registered with the PRC government authorities as required by the PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by the PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities. As of the date of this Annual Report, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

In addition, some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this Annual Report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

In addition, as of the date of this Annual Report, certain of our premises for business operations have not been registered with local administrations. In the PRC, if a company operates business outside its registered address, the company may be required to register those premises for business operation as branch offices with the State Administration for Market Regulation or its local branches at the place where the premises are located and obtain business licenses for them as branch offices, or the company may be subject to fines imposed by the PRC government authorities ranging from RMB10,000 and RMB100,000 for the premises for business operations which have not been registered with local administrations. We may not be able to register the main premises for business operations as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. We cannot assure you that we will not be subject to penalties, orders to rectify or other administrative proceedings. As of the date of this Annual Report, we are not aware of any claim or challenge brought by any third parties concerning the premises for business operations without being registered with local administrations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using foreign currency to make loans or additional capital contributions to our PRC subsidiaries.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from any offering of our securities and any accompanied Annual Report on Form 20-F to supplement and capitalize or otherwise fund our PRC operations may be negatively affected.

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

Although the audit reports of Audit Alliance LLP incorporated in this report are prepared by Singapore auditors who are subject to inspection by the Public Company Accounting Overnight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access in the U.S. capital markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) or the Accelerating Holding Foreign Companies Accountable Act. The United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. In addition, under the HFCA Act, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and the Nasdaq, or in the U.S. over-the-counter markets. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. national securities exchange and in the over-the-counter market, if the auditor is not subject to PCAOB inspections for three consecutive years. Accordingly, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

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

Our auditors, the independent registered public accounting firms that issue the audit reports included elsewhere in this report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our current auditor, Audit Alliance LLP included in this report is based in Singapore who is subject to inspection by the Public Company Accounting Overnight Board (the “PCAOB”). As of the date of this report, Audit Alliance LLP was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

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

The PRC government implements the management systems of pre-establishment national treatment and negative list for foreign investment. Pre-establishment national treatment refers to the treatment given to foreign investors and their investments during the investment access stage, which is not lower than that given to their domestic counterparts; negative list refers to special administrative measures for the access of foreign investment in specific fields as stipulated by the State. The PRC government shall give national treatment to foreign investment beyond the negative list.

Pursuant to the Special Administrative Measures for Access of Foreign Investment (2020 Edition), or the 2020 Edition Negative list, issued by The Ministry of Commerce of the PRC (the “MOFCOM”) and the NDRC on June 23, 2020, which came into effect on July 23, 2020, our business does not fall into the negative list and is permitted for foreign investment as of the date hereof. The Negative list will be revised from time to time. If the industries in which we operate are included on the negative list, our business in China will be adversely affected accordingly.

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

Since the inception, we mainly carried out our research and development activities through our wholly owned foreign enterprise (“WOFE”), Hangzhou Dareruohan Technology Co., Ltd., and have registered with competent registration authority.

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

Some of our shareholders, who directly or indirectly hold our Ordinary Shares and who were known to us as being PRC residents, have completed the foreign exchange registrations required in connection with our corporate restructuring.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in us, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations because we are an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are Chinese citizen, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, WOFE, will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Class A Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

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

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. We may be subject to filing obligations or taxed if we are the transferor in such transactions and may be subject to withholding obligations if we are the transferee in such transactions, under Circular 7 and/or SAT Circular 37. For transfer of our Ordinary Shares by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

Prior to transitioning our business to Singapore in July 2021, substantially all of our revenues and expenditures were denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB could affect the relative purchasing power in RMB terms of our U.S. dollar assets. Our reporting currency is the U.S. dollar while the functional currency for our future PRC subsidiary is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations varied with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could impact our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to period comparisons of our reported results of operations.

We primarily conduct our business in Singapore and have re-signed business contracts with current customers and will sign future contracts with customers denominated in U.S. dollar. In 2022, most of our revenue and expenditures were denominated in U.S. dollar and that our function currency is U.S. dollar, consistent with our reporting currency. However, we continue to pursue our supply chain in China, as a result we need to convert U.S dollar into RMB to pay our raw material costs and related expenses, appreciation of the RMB against the U.S. dollar could have an adverse effect on the RMB amount that we receive from the conversion.

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

The PRC government may exert, at any time, with little to no notice, substantial interventions and influences over the manner in which a business must conduct its business operations that cannot always be expected nor anticipated, if such business has some presence/operations in China. If the PRC government at any time substantially intervenes, influences, or establishes new policies, regulations, rules, or laws in a business’s industry, such substantial intervention or influence may result in adverse impact on such business’s operations and the value of such business’s securities, including causing the value of such securities to decline.

The PRC government may exert, at any time, with little to no notice, substantial interventions and influences over the manner in which a business must conduct its business operations that cannot always be expected nor anticipated, if such business has some presence/operations in China. If the PRC government at any time substantially intervenes, influences, or establishes new policies, regulations, rules, or laws in a business’s industry, such substantial intervention or influence may result in a material change to such business’s operations and the value of those companies’ securities. Without limiting the foregoing, any actions by the PRC government to exert more oversight and control over foreign investment in companies with operations in China could limit or completely hinder those companies’ ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. A company’s ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on a company’s part to ensure compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require a company to divest itself of any interests its holds in Chinese properties.

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

We are a global mining operator. Our operations have been completed transferred out of China in accordance with PRC regulations. As such, we do not consider ourselves as a China-based issuer. Our subsidiary, which is located in China, engages in activities that are not part of our profit-making operations, such as supply chain activities, heating equipment research, and other developmental activities that are completely compliant with PRC regulations. All of our mining operations are conducted outside of mainland China and are (i) not subject to PRC governmental intervention or risks and (ii) not required to obtain permission from any of the PRC or local governmental authorities. Additionally, we do not operate any internet platforms involving a large number of data resources related to national security, economic development, or public interests. Our business also does not relate to collecting and processing personal information, nor any cross-border data transfers. We therefore believe that we are not subject to regulations and rules of the CAC.

Although we are (i) not subject to PRC governmental intervention or risks and (ii) not required to obtain permission from any of the PRC or local governmental authorities, our business operations could still be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to our business or industry. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force since March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions issued by domestic law firms (with related undertakings), and (v) prospectus or listing documents. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. Further, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies. If an overseas securities company has entered into engagement agreements before the effectuation of the Trial Administrative Measures and is serving in practice as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies, it shall file with the CSRC within 30 working days after the Trial Administrative Measures take effect.

The Trial Administrative Measures also provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s revenue, profit before tax, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Based upon our audited consolidated financial statements for the year ended on December 31, 2022, and as of December 31, 2022, less than 50% of our revenue, profit before tax, total assets and net assets were attributable to our PRC subsidiaries. Also, our PRC subsidiaries do not constitute a main part of our business activity, since they only engage in activities such as supply chain activities and heating equipment research, which are not part of our profit-making operations. Therefore, we believe that we do not meet both of the aforementioned criteria as provided by the Trial Administrative Measures issued by the CSRC, and thus are not subject to the New Administrative Rules

Regarding Overseas Listings. However, if the CSRC or other applicable PRC authorities deemed otherwise, we may be required to complete such filing requirements before any offering of securities, which would materially affect our ability to offer securities and cause significantly decreases on the price of our securities.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little to no advance notice and could cause adverse impact on a company’s ability to operate profitably in the PRC.

Our operations have been completely transferred out of China in accordance with PRC regulations. Our subsidiaries, which are located in China, engage in activities, such as supply chain, heating equipment research, and other developmental activities that are completely compliant with PRC regulations.

In the event that our business is considered by PRC authorities as having operations and generating a portion of its revenue in the PRC, economic, political, and legal developments in the PRC may affect our business, financial condition, results of operations and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have material effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate even we are located outside of China.

PRC laws and regulations governing a company’s presence/business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair a company’s ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing a company’s business and the enforcement and performance of a company’s arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and a company’s business may be affected if it relies on laws and regulations which are subsequently adopted or interpreted in a manner different from its understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. It cannot be predicted what effect the interpretation of existing or new PRC laws or regulations may have on a business.

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

From time to time, a business may have to resort to administrative and court proceedings to enforce its legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection a business enjoys than in more developed legal systems. Such uncertainties, including uncertainty over the scope and effect of a company’s contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect a company’s business and impede its ability to continue operations.

We are a global mining operator. Our operations have been completely transferred out of China in accordance with PRC regulations. As such, we do not consider ourselves as a China based issuer nor believe that there is any risk associated with changes in the laws or regulations of the PRC. Our subsidiary, which is located in China, engages in activities that are not part of our profit-making operations, such as supply chain activities, heating equipment research, and other developmental activities that are completely compliant with PRC regulations. All of our mining operations are conducted outside of mainland China and are thus (i) not subject to PRC governmental intervention or risks, (ii) not required to obtain permission from any of the PRC or local governmental authorities, and (iii) not affected by the vague and uncertain nature of PRC laws and regulations or any changes thereto.

The filing or other requirements of the China Securities Regulatory Commission (“CSRC”) or other PRC government authorities may be required under PRC law in connection with our issuance of securities.

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force since March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulators of applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions issued by domestic law firms (with related undertakings), and (v) prospectus or listing documents. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. Further, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies. If an overseas securities company has entered into engagement agreements before the effectuation of the Trial Administrative Measures and is serving in practice as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies, it shall file with the CSRC within 30 working days after the Trial Administrative Measures take effect.

The Trial Administrative Measures also provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s revenue, profit before tax, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Based upon our audited consolidated financial statements for the year ended on December 31, 2022, and as of December 31, 2022, less than 50% of our revenue, profit before tax, total assets and net assets were attributable to our PRC subsidiaries. Also, our PRC subsidiaries do not constitute a main part of our business activity, since they only engage in activities such as supply chain activities and heating equipment research, which are not part of our profit-making operations. Therefore, we believe that we do not meet both of the aforementioned criteria as provided by the Trial Administrative Measures issued by the CSRC, and thus are not subject to the New Administrative Rules Regarding Overseas Listings. However, if the CSRC or other applicable PRC authorities deemed otherwise, we may be required to complete such filing requirements before any offering of securities, which would materially affect our ability to offer securities and cause significantly decreases on the price of our securities.

We cannot assure you that we will not in the future be required to obtain the approval of the CSRC or of potentially other regulatory authorities in order (i) to maintain the listing status of our Ordinary Shares on the NASDAQ or (ii) to conduct offerings of securities in the future. In the event that it is determined that we are required to obtain approval from the CSRC or any other regulatory authority, the failure to obtain such approval could result in (i) the delisting of our securities on foreign exchanges and/or (ii) a decrease in the value of our securities. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this Annual Report, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CSRC, CAC, nor any other PRC regulatory authority. To our knowledge, we (i) are covered by the permissions requirements of the CSRC and (ii) are, as of the date of this Annual Report, not required to obtain permission or approval from the CSRC nor any other PRC regulatory authority. In the event that regulations change in the future, and we are required to obtain permission or approval from the CSRC or any other PRC authority, any failure to do so could result in (i) the delisting of our securities on foreign exchanges and/or (ii) a decrease in the value of our securities (among other consequences).

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

Risks Related to Kazakhstan

Events in Kazakhstan, including national unrest and tightened regulation to digital assets mining activities caused by protests over surging fuel prices, have caused significant national disruptions to energy and internet access and have caused us to terminate part of our operations. If the situation in Kazakhstan deteriorates, it may cause adverse impact on our operations and financial results.

Events in Kazakhstan, including national unrest caused by protests over a surge in fuel price, have caused significant national disruptions in energy and internet access that, we have terminated part of our operations. If the situation in Kazakhstan deteriorates, it may cause adverse impact on our operations and financial results.

Due to surges in fuel prices at the beginning of 2022, the country of Kazakhstan entered into a significant period of unrest. Since then, we are closely monitoring the political environment of Kazakhstan, including any legal developments and the potential impact such events may have on our hosting operations in that country. On August 1, 2022, with consideration of our power partners and hosting customers’ intention to suspend the services offering under the originally agreed Service Agreement and Bitcoin Mining Hosting Service Agreement, we terminated our Service Agreement, dated as of July 18, 2021, with Better Tech Limited (“Better Tech”) relating to the Phase II 90 MW power supply cooperation in Kazakhstan, and our Bitcoin Mining Hosting Service Agreement, dated as of July 16, 2021, with E2M Technology Limited (“E2M”) relating to the rendering of Phase II 90 MW hosting services in Kazakhstan, which had already been delayed due to the national riots in Kazakhstan which commenced on January 2022. We have reached a mutual understanding with Better Tech and E2M on the force majeure events that occurred during the first half of 2022 and agreed to a waiver of liabilities. All parties agreed to continue the execution of the Phase I 15 MW cryptocurrency mining operation, which started in August 2021, based on the terms of the Service Agreement and Bitcoin Mining Hosting Service Agreement.

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

Risks Related to Ownership of our Class A Ordinary Shares

An active trading market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts. Additionally, if our securities become delisted from the Nasdaq Capital Market and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq, NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

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

We may redeem your unexpired IPO Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your IPO Warrants worthless.

We have the ability to redeem the outstanding IPO Warrant at any time after they become exercisable and prior to their expiration, at a price of $0.01 per IPO Warrant, provided that the closing price of our Class A Ordinary Shares equals or exceeds $16.50 per share (including adjustments to the number of shares issuable upon exercise or the exercise price of an IPO Warrant as described under the heading “Description of Securities — IPO Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. If and when the IPO Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the IPO Warrants as set forth above even if the holders are otherwise unable to exercise the IPO Warrants. Redemption of the outstanding IPO Warrants could force you to (i) exercise your IPO Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your IPO Warrants at the then-current market price when you might otherwise wish to hold your IPO Warrants or (iii) accept the nominal redemption price which, at the time the outstanding IPO Warrants are called for redemption, we expect would be substantially less than the market value of your IPO Warrants.

Our IPO Warrants may never be in the money, and they may expire worthless.

The exercise price for our IPO Warrants is $11.50 per-share, which exceeds the market price of our Class A Ordinary Shares, which was $2.51 per share based on the closing price of our Class A Ordinary Shares stock on the Nasdaq Capital Market on April 18, 2023. If all of our IPO Warrants were exercised in full for cash, we would receive an aggregate of approximately $25,811,669.50. We do not expect warrant holders to exercise their IPO Warrants and, therefore, we do not expect to receive cash proceeds from any such exercise, for so long as the IPO Warrants remain out-of-the money. There can be no assurance that the IPO Warrants will ever be in the money prior to their expiration and, as such, the IPO Warrants may expire worthless.

Our share price may change significantly, and you could lose all or part of your investment as a result.

The trading price of our Class A Ordinary Shares is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as the following:

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

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares and IPO Warrants.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares and IPO Warrants in such indices and may cause some shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares and IPO Warrants. Any negative actions or publications by shareholder advisory firms could also adversely affect the value of our Class A Ordinary Shares and IPO Warrants.

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

The trading market for our Class A Ordinary Shares rely in part on the research and reports that industry or financial analysts publish about us or its business. We are not able to control these analysts. In addition, some financial analysts may have limited expertise with our model and operations. Furthermore, if one or more of the analysts who do cover us downgrade our shares or industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A Ordinary Shares could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on it regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

Future sales, or the perception of future sales, by us or its shareholders in the public market could cause the market price for our Class A Ordinary Shares.

The sale of shares of our Class A Ordinary Shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate.

We have a total of 13,315,903 Class A Ordinary Shares outstanding. All shares issued in the Business Combination are freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including our directors, officers and other certain shareholders.

Currently, the Sponsor and certain substantial holders of our Ordinary Shares (determined on an as-converted basis) (the “Investors”) have agreed, subject to certain exceptions, not to transfer or dispose of their Ordinary Shares. Such restrictions, including the members of TradeUP initial shareholders, the SAI Founder and management of Old SAI, will expire on April 29, 2023, which is the first anniversary of closing of the Business Combination, with such Ordinary Shares being subject to earlier release on the date on which the volume weighted average trading price of our Class A Ordinary Shares exceeds $14.00 per share (with respect to 50% of our Ordinary Shares) and $17.50 per share (with respect to the remaining 50% of our Ordinary Shares) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after the closing of the Business Combination.

Upon the expiration or waiver of the lock-ups described above, shares held by the Investors and certain other shareholders of us will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144, when such rule becomes applicable to us. In addition, pursuant to the New Registration Rights Agreement, the Investors and certain other shareholders will have the right, subject to certain conditions, to require us to register the sale of their Ordinary Shares under the Securities Act. By exercising their registration rights and selling a large number of shares, these shareholders could cause the prevailing market price of our Class A Ordinary Shares to decline. Immediately after completion of the Business Combination, the shares covered by registration rights represent approximately 83.3% of the outstanding Ordinary Shares (including both Class A and Class B Ordinary Shares).

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

In addition, our Class A Ordinary Shares issued under our 2021 Equity Incentive Plan have become eligible for sale in the public market, and our Class A Ordinary Shares reserved for future issuance under our Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of our Class A Ordinary Shares issued and reserved under our 2021 Equity Incentive Plan is equal to 1,812,663 shares (subject to annual increase adjustments as described in our Incentive Plan). We have filed a registration statement on Form S-8 on October 19, 2022 under the Securities Act to register our Class A Ordinary Shares or securities convertible into or exchangeable for our Class A Ordinary Shares issued pursuant to the SAI Incentive Plan. The Form S-8 registration statement has automatically become effective upon filing. Accordingly, shares registered under the registration statement have been available for sale in the open market, subject to certain provisions relating to various vesting agreements, lock-up agreements or other form of agreements under the Incentive Plan.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

In the future, we may also issue its securities in connection with investments or acquisitions. Because the exercise price of the IPO Warrants substantially exceeds the current trading price of our Class A Ordinary Shares, holders are unlikely to exercise such IPO Warrants in the near future, if at all, and as a result our IPO Warrants may not provide any additional capital. The amount of our Class A Ordinary Shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding Class A Ordinary Shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our shareholders.

We have granted, and continuously expect to grant equity awards to employees and directors under our equity incentive plans. As part of our business strategy, we may acquire, make investments in or engage in strategic partnerships with companies, solutions or technologies and issue equity securities to pay for any such acquisition, investment or partnership.

Anti-takeover provisions in our governing documents could delay or prevent a change of control.

Certain provisions of the amended and restated memorandum and articles of association may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders.

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

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See the Exhibit 2.2 entitled “Description of Securities” filed with this Annual Report for additional information.

Our IPO Warrants have become exercisable for our Class A Ordinary Shares, which could increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Outstanding IPO Warrants to purchase an aggregate of 2,244,493 our Class A Ordinary Shares have become exercisable. Each IPO Warrant entitles the holder thereof to purchase one of our Class A Ordinary Shares at a price of $11.50 per whole share, subject to adjustment. IPO Warrants may be exercised only for a whole number of our Class A Ordinary Shares. To the extent such IPO Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of our Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Class A Ordinary Shares.

The warrant agreement relating to our IPO Warrants provides that any action, proceeding or claim against the Company arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the Company irrevocably submits to such jurisdiction, which will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision could limit the ability of holders of our IPO Warrants to obtain what they believe to be a favorable judicial forum for disputes related to such agreement.

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

The exclusive forum provision in the Warrant Agreement may limit the ability of holders of our IPO Warrants to bring a claim in a judicial forum that it finds favorable for disputes related to the Warrant Agreement, which may discourage such lawsuits against the Company and our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

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

As an “emerging growth company,” we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our Ordinary Shares less attractive to investors.

As an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which we have elected to do. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active market for our Ordinary Shares, our share price may be more volatile and the price at which our securities trade could be less than if we did not use these exemptions.

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

Our current controls and any new controls that it develops may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

In connection with the audit of our consolidated financial statements as of December 31, 2021 and 2022, and for the years ended December 31, 2020, 2021 and 2022 in accordance with the standards established by PCAOB, we have identified material weaknesses in our internal audit function which related to the absence of internal audit department with appropriate knowledge of Section 404 of the Sarbanes-Oxley Act requirements.

We are committed to remediating our material weaknesses as promptly as possible. However, there can be no assurance as to when these material weaknesses will be remediated or that additional material weaknesses will not arise in the future. Even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the Ordinary Shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

Based on the fiscal year 2022 composition of our income, assets and operations and that of our subsidiaries, we do not expect to be a PFIC in the 2023 taxable year or in future taxable years, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of us and our subsidiaries’ income and assets, and the market value of us and our subsidiaries’ assets, from time to time. Specifically, for any taxable year a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of our gross income in that taxable year is passive income, or (2) 50% or more of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of us and our subsidiaries’ assets will be based, in part, on the quarterly market value of our Ordinary Shares, which is subject to change.

The determination of whether we or our subsidiaries will be or become a PFIC may also depend, in part, on how, and how quickly, we use liquid assets and the cash acquired from the Business Combination or otherwise. If we were to retain significant amounts of liquid assets, including cash, the risk of us being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the 2023 taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held Ordinary Shares.

If we were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares. For example, if we are a PFIC, U.S. Holders of our Ordinary Shares may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure any investor that we will not be a PFIC for the 2023 taxable year or any future taxable year. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.     History and Development of the Company

SAI.TECH Global Corporation is a global energy-saving Bitcoin mining operator and a clean-tech company with a mission to promote the clean transition of the bitcoin mining, power and heating industries. The Company was incorporated on February 2, 2021. On April 29, 2022, the Company completed the Business Combination and SAITECH Limited became a wholly owned subsidiary of the TradeUP Global Corporation, subsequently renamed SAI.TECH Global Corporation.

See the section entitled “Explanatory Note” in this Form 20-F for additional information regarding SAI.TECH Global Corporation and the Business Combination Agreement. A copy of our Business Combination Agreement, and the amendments thereto, is attached as exhibits 4.1 – 4.4 to this Annual Report.

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

Our principal place of business is located at #01-05, 195 Pearl’s Hill Terrace, Singapore (168976). Our telephone number at this address is (+65) 9656 5641. Our registered office in the Cayman Islands is located at the offices of 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. We maintain our website at https://sai.tech/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Annual Report.

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

We provide a full suite of specialized services, including mining machines purchase, hosting, mining pool service, energy-saving technologies and solutions, to digital asset mining customers. Our target customers include both large-scale miners and institutional investors. Target institutional investors include entities that are diversifying their portfolios by adopting digital asset-mining assets, which can be a more economic approach to acquire digital assets as compared to buying such assets on secondary markets. Starting from 2022, we began to develop our self-owned mining operations. Our mining operation is currently based on electricity generated from natural gas and is gradually shifting to alternative energy sources such renewable energies. Strategically, we focus on deploying our CAB and BOX products in our mining operation globally, which are series of cabinets and containers that applies our proprietary chip liquid cooling and waste heat recovery technologies, reutilize excessive heat generated by bitcoin mining ASIC chips and provide steady hot water for agricultural, commercial, residential and industrial large-scale heating applications. Our products and solutions can reduce aggregate carbon emissions compared to traditional stand-alone heating and bitcoin mining, while also reducing the mining operation costs by potentially selling the waste heat.

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

Though revoked, our pilot programs successfully organized in China have proven an increased economic return for both heating user partners and mining hosting customers through recycling the waste heat in 90% thermal efficiency. In these pilot projects, we represented customers to purchase bitcoin mining machines and install their machines in SAIHUB CAB on the heating sites i.e. greenhouses to provide heat, while providing hosting services. On one side, heating user partners i.e. agriculture greenhouses saved energy cost and carbon emissions through paying less (free in our pilot programs) for the 24*7 steady 60-70°C hot water we provided compared to their traditional cost on purchasing and burning coal or natural gas. In additional, they do not need to pay the capital expenditure and construction expense for installing our SAIHUB CAB. On the other side, though we didn’t officially collect heating service fee in these pilot projects, we expect to be able to charge certain heating service fee through providing 24*7 steady 60-70°C hot water when commercial projects are commenced and rolled out in other countries globally and thus to effectively subsidize our electricity cost on mining operations. As we accelerate our global expansion, we believe our unique products, bitcoin mining solutions and innovative heating solutions, represent compelling differentiations of our business model.

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

On August 1, with the consideration of our power partners and hosting customers’ intention to suspend the service offerings under the originally agreed Service Agreement and Bitcoin Mining Hosting Service Agreement, we terminated our Service Agreement, dated as of July 18, 2021, with Better Tech Limited (“Better Tech”) relating to the Phase II 90 MW power supply cooperation in Kazakhstan, and our Bitcoin Mining Hosting Service Agreement, dated as of July 16, 2021, with E2M Technology Limited (“E2M”) relating to the rendering of Phase II 90 MW hosting services in Kazakhstan, which had already been delayed due to the national riots in Kazakhstan, which commenced on January 2022. We have reached a mutual understanding with Better Tech and E2M on the force majeure events that occurred during the first half of 2022 and agreed to a waiver of liabilities. All parties agreed to continue the execution of the Phase I 15 MW cryptocurrency mining operation, which started on August 2021, based on the terms of the Service Agreement and Bitcoin Mining Hosting Service Agreement.

Later in August 2022, we opened and started operations at our North American distribution center located in Chesterland, state of Ohio in the United States where we plan to utilize this facility for final product assembly and distribution, service headquarters, technical training operations, parts remanufacturing, collision repair etc. to support our expansion plan in North American markets. It also installed two SAIHUB-025M cabinets to provide hot water heating services for the entire facility. We also constructed vertical agricultural block box and fish farming pond pools which will be heated by the hot water generated from SAIHUB CAB cabinets, representing a live demo of our technology and equipment.

On February 2, 2023, we purchased 420 Whatsminer M30s++ bitcoin mining machines for $633,360, or approximately $14.50 per terahash for self-mining utility, through our indirect wholly owned subsidiary. The full deployment of the 420 Whatsminer M30s++ miners will increase our total operational hash rate capacity by 43.68 PH/s but will only consume approximately 1.35MW of power, benefited from the advanced power efficiency of 31W/T.

On February 21, 2023, we signed a hosting service contract with our previously contracted data center in La Pechuga, Mexico, to host additional 500 bitcoin mining machines. These 500 bitcoin mining machines include 420 Whatsminer M30s++ bitcoin mining machines that we have purchased on February 2, 2023 for self-mining utility, and 80 Whatsminer M30s+ bitcoin mining machines from our customer that we provide services to. The 500 bitcoin mining machines have been fully plugged-in and operating at their full capacity since March 11, 2023.

As of the date of this Annual Report, we have 900 bitcoin mining machines located at our data center service provider in La Pechuga, Mexico, including 520 bitcoin mining machines (with 420 units of Whatsminer M30s++ and 100 units of Bitmain S9i) for self-mining, and 380 bitcoin mining machines from our customers that we provide services to.

After our review of global bitcoin mining industry and changing regulatory framework in different countries, we are currently focusing on expansion opportunities primarily in North American countries.

Post business combination, besides the hosting operation we already have and any hosting opportunities to be validated, we plan to grow our self-mining capacity through investment in mining machines when their market prices are at a level that the management believes will deliver a desirable return. Strategically, we plan to deploy our products to our own and business partners’ bitcoin mining operation globally where heating demand is applicable to reduce the mining operational cost and to create environmental benefits. In the long-run, we plan to operate our self-owned and hosted datacenters installed with our comprehensive energy-saving solutions on a smart cloud platform that maximizes the energy efficiency of the global bitcoin mining network under our management. We aim to generate revenue mainly from the bitcoins that we obtain through self-mining activities and to accumulate, sell or hold digital assets as determined by our management and board of directors based on prevailing market prices and mining economics of bitcoin. Besides, we expect to generate additional revenue from waste heat resale and various technology-related types of charges when our SAIHUB comprehensive mining solutions, technologies, equipment commercialize and applied operations scale up in global market, subject to the any commercial agreements with customers and business partners. As our global expansion accelerates after the closing of Business Combination, we believe our unique SAIHUB bitcoin mining solution, which is also an innovative heating solution that can electrify many traditional fossil fuel boilers to reduce heating industry’s carbon emissions, represents compelling differentiation of our business model and features us as a unique energy saving bitcoin mining company.

On March 28, 2023, we acquired Atomic Evolution Limited, a Cayman Islands exempted company, as our wholly-owned subsidiary and our initiative in the area of small modular reactor (the “SMR”). Through this acquisition, we intend to discover business opportunities in the SMR industry with a mission of promoting a wider use of stable, carbon-neutral and readily available SMR products.

On March 28, 2023, we established Boltbit Limited, a Cayman Islands exempted company, as our wholly owned subsidiary and our initiative in the area of cryptocurrency exchange. By establishing Boltbit Limited, we intend to discover business opportunities related to decentralized transaction system services based on blockchain and lightning network technology.

Industry and Market

Our business model centers on cryptocurrency mining operations and, specifically, bitcoin mining. Our products and solutions also apply to the global heating industry, and we expect to generate waste heat resales or technology-related types of revenue when our products are put into operation in the global market subject to the commercial terms with our heat user collocation partners.

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

Cryptocurrency Market

The market for digital assets has grown exponentially. In 2017, there were an estimated 2.7 million users of digital assets, whereas based on estimates provided by blockchain service provider TripleA, estimated global crypto users will reach 420 million in the year of 2023. Bitcoin’s daily exchange volume has grown from $92 million in January 2017 to more than $30 billion in February 2023. The initial exchange rate recorded on October 5, 2009 was one bitcoin equaled $0.000764. Bitcoin remains the leading digital asset in terms of market capitalization, which, based on data sourced from coinmarketcap.com, exceeded $450 billion as of February 28, 2023. As of December 31, 2022, based on data sourced from coinbase.com, the trading price of one bitcoin was $16,600. By April 18, 2023, the price of one bitcoin increased to $30,202, highlighting the extremely volatile nature of bitcoin. Currently, mining and purchasing from the secondary market are the major ways of acquiring crypto.

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

The Bitcoin Network hash rate has increased from 1.03 EH/s at the beginning of 2016 to 277.47 EH/s by the end of 2022, with a CAGR of 122.4%. Subsequently, the Bitcoin Network hash rate peaked over 300 EH/s in January 2023.

Bitcoin: Mean Hash Rate (7d Moving Average)

Hash Rate
Price [USD]
300E
200E
100E
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
glassnode

© 2023 Glassnode. All Rights Reserved.

glassnode

For bitcoin, miners’ computers or machines, called nodes, constantly collect and bundle individual transactions from the past ten minutes (the fixed “block time” of bitcoin) into blocks, and compete to solve the hashing puzzle to be the first to validate the new block for the blockchain, which is called Proof of Work (“PoW”). For bitcoin networks, mining is the process of providing a stable settlement mechanism to validate transaction. A number of proposed transactions are bundled in a block and be mined and propagated for verification The reward mechanism attracts miners to participate and improve the robustness and security by raising the difficulties for 51% attack.

Bitcoin Distribution

Bitcoin is finite in its supply of a total number of 21 million, with 19.3million currently in circulation. Thus, it is a scarce asset that can potentially serve to hedge various forms of inflation. Compared with high storage and transport costs of gold, bitcoin requires no transport costs and has a transparent and diminishing supply schedule.

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

In such situations where there are more transactions in the memory pool than there is space on the next block, users compete for miners’ computation power by adding fees (“tips”) onto their transactions in the hope that miners would prioritize their transactions. Due to the 1-megabyte limitation, miners tend to favor smaller transactions that are easier to validate. Larger “tips” are required to incentivize miners to mine larger transactions. When the network congestion eases, the miners then turn their focus upon the remaining transactions.

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

To maximize the opportunities to receive a reward, most large-scale miners have joined with other miners in “mining pools” where the computing power of each pool participant is coordinated to complete the block on the blockchain, and mining rewards are distributed to participants in accordance with the rules of the mining pool. Fees payable to the operator of the pool vary but are typically as much as 2% of the reward earned and are deducted from the amounts earned by each pool participant. Mining pools are subject to various risks including connection issues, outages and other disruptions which can impact the quantity of digital assets earned by participants.

Global Heating Industry Overview

Heating is the largest energy end-use, accounting for around 50% of global final energy consumption and 40% of global CO2 emissions. Industrial processes (50%) and buildings (47%, for space, water heating and cooking) are the largest heat consumers in 2019, followed by agriculture mainly for greenhouse heating.

Many countries have taken countermeasures to improve energy utility and reduce carbon emission of heating. Governments attempt to reduce the portion of high-carbon-emission energy used for heating. For example, China encourages to use clean coal to replace traditional coal for heat generation. Besides, Europe has introduced policies to encourage research on improving the efficiency of coal power generation, expanding utility of geothermal power, growing heat supply from cogeneration, etc.

Both primary and secondary energy could be applied for heat generation, while currently, fossil fuel dominates the global heat supply. Heat could be generated from energy via specific suppliers, cogeneration, waste heat recovery and distributed heaters. Despite the direct use of renewables, cogeneration and waste heat recovery are considered cleaner ways to produce heat.

Global Heating Industry Overview

Heating is mainly consumed by industries and buildings

Global Energy End-users, 2019

50.0%
30.0%
20%
Heating
Transportation
Electricity

Global Energy Sources for Heat Consumption, 2019

73.0%
19.0%
7%
0.70%
0.30%
0.1%
Fossil Fuel
Electricity and biomass
Bioenergy
Solar thermal
Geothermy
Others

Global Heat Consumers, 2019

50.0%
47.0%
3%
Industrial Processes
Buildings
Agriculture

Source: IEA, Frost & Sullivan

FROST & SULLIVAN

Waste Heat Utilization

Waste heat utilization is the process to collect and reuse the heat generated by industrial processes that was wasted otherwise. Since waste heat is a byproduct of industrial process, it can be considered that no extra energy consumption or carbon emission is incurred. As a result, we believe that by replacing traditional heat generation with waste heat recycle, one is able to reduce increased energy consumption efficiency and reduce carbon emission.

Major approaches for waste heat utilization includes heat exchange, heat conversion and heat pump. Heat exchange is the most direct and efficient method for industrial waste heat utilization. Heat exchange equipment is applied to transfer waste heat while maintaining the form of waste heat energy. Heat conversion with the use of waste heat boiler is the most common method for industrial waste heat utilization. The conversion process can improve the quality of waste heat. Heat pump is another way to reuse waste heat, which is more suitable for industrial and civil low-temperature waste heat utilization. Our SAIHUB CAB currently provides 60-70°C hot water steadily and is an innovative waste heat utilization method and equipment that collects waste heat from semiconductors or chips especially ASIC chips for bitcoin mining.

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

Our comprehensive bitcoin mining energy-saving solution together called SAIHUB™ is built on an integrated technology platform including the following products:

CAB — Our patented indoor electric boiler cabinet product, which can reuse the waste heat from running chips to provide heating services while generating Bitcoin uninterruptedly. Main features include:

•        Advanced chip liquid cooling technology

•        State-of-the-art pressure bearing pipeline design

•        Integrates 72 traditional Bitcoin mining rigs

•        Equipped with smart sensing and monitoring system

•        Thermal efficiency reaches 90%

BOX — Our outdoor high-performance computing container series, which can reuse the waste heat from running chips to provide heating services. Main products include:

•        BOX:    collapsible bitcoin mining blockbox product, which can accommodates 180 units Bitcoin mining machines, with great transportation efficiency; designed to be easily transported and set-up;

•        TANKBOX:    immersion cooling outdoor infrastructure 20ft container, fits up to 144 mining machines and compatible with Bitmain S19 series, Whatsminer M30/36/50/56 series or other air-cooled machines. Equipped with external cooling tower and enables high-efficiency reuse of waste-heat;

•        RACKBOX:    liquid cooling outdoor infrastructure 20ft container, fits up to 90 units of 2U standard mining machines and compatible with all rack-mounted liquid-cooling models (e.g., Whatsminer M53). Equipped with external cooling tower and enables high-efficiency reuse of waste-heat;

•        HYDROBOX: liquid cooling outdoor infrastructure 20ft container, has a total power of 1050 kilowatts, which is specifically designed to fit any of Bitmain’s liquid-cooling models of up to 210 units. The HYDROBOX is also compatible with Bitmain’s S19 Hydro XP, the most energy-efficient mining rig on the market.

APP — is our all-in-one cloud management. Main features include:

•        Asset management

•        Mining management

•        Energy management

•        Safety management

PCB — is our redesigned hash board providing higher density of chips and liquid cooling adaptive layout to further improve the energy efficiency.

Unique liquid cooling and waste heat recovery technology that can turn bitcoin mining machines into energy-efficient boilers for large-scale heating, proven by successful pilot programs

As an innovator in the bitcoin mining industry, we have the opportunity to harness the power of technology in order to create a more sustainable future for bitcoin mining to address the industry’s energy and environmental challenges. Utilizing liquid cooling enables bitcoin mining to upgrade to more advanced ASIC chips which generate heat in a higher density. Liquid cooling itself improves the energy efficiency and mining operation efficiency of ASIC chips already. We further developed waste heat recovery engineering capabilities to enable the electricity consumed in process of ASIC chips computing to be reutilized at 90% efficiency for heating purposes in most low to medium temperature heating applications esp. in greenhouses hot water heating systems and district heating projects’ hot water heating systems. By collocating our products along with large-scale heating users, we can reduce these heat users’ capital expenditure transferring their fossil fuel boilers to electric boilers. We intent to switch to renewable power source gradually with our datacenter operation to enable the electrification of these heat user’s fossil fuel boilers, which is also promoting the decarbonization of traditional heating industry, creating a huge environmental benefit to the global carbon neutrality goal and social benefits.

Based on our three successful pilot programs, we compared the cost structure and carbon emissions between (i) building a 10,000 KW coal boiler that supplies 200,000 m2 hot water heating demand and a mining data center separately, and (ii) building a 10,000 KW SAIHUB CAB data center that can supply heating demand of 200,000 m2 in a typical site at 40-45° N latitude region. Our model concludes that the second solution utilizing our SAIHUB CAB can save about 59.7% of construction costs, 37.5% of energy consumption, 54.5% of operating costs and reduce 7,993 tons of coals usage and 23,798 tons of carbon emissions in a winter. Our pilot projects operation statistics supported the feasibility of our heating capability and this estimation model’s conclusion.

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

Rich field experience and unique liquid cooling know-how gives us first-mover advantages

Our founding team is comprised of highly experienced mining operators, heating ventilation air conditioning (“HVAC”) engineers, and power infrastructure constructors in China. This team provides us with strong research and development (“R&D”) capabilities, as well as a deep understanding of the supply chain and cost structure of mining operations and sourcing networks. One founding partners has been managing mining machines since 2015 and has overseen the mining of over 30,000 bitcoins for customers. The other founding partner came from a mining operation management software company and managed over 5 EH/s hash rate mining machines operation. Our accumulated industry know-how can provide our customers with flexible and cost-effective operating solutions, such as plug-and-play designs and folding blockbox that can adapt to any geography and climate conditions. We have accumulated rich on-the-field expertise to design, test, debug and assemble mature, stable and highly-efficient bitcoin mining data centers. We have also successfully integrated traditional bitcoin mining machines with waste heat recovery units to provide large-scale heating supply to various heating application scenarios including residential and commercial buildings as well as agricultural greenhouses.

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

Our Technology

Our technology systems are a critical component of our success and are designed to enhance operational performance and energy efficiency. Our research and development team, coupled with our proprietary technology and field application experience, have created opportunities for continuous improvements in our technology capabilities, empowering reliability, scalability and flexibility of our comprehensive bitcoin mining energy-saving solutions.

Liquid Cooling Technology

Liquid cooling is especially advantageous to large-scale data centers and supercomputing centers, including bitcoin mining data centers, where large amounts of heat are generated simultaneously and continuously alongside the computing process.

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

We apply liquid cooling technology to our SAIHUB CAB and RACKBOX products, and immersive cooling technology to our TANKBOX product. Different cooling technologies are used to better accommodate different models and sizes, and different application scenarios.

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

Heating is the largest energy end-use, accounting for around 50% of global final energy consumption and 40% of global CO2 emissions. Industrial processes and buildings are the largest heat consumers in 2019, followed by agriculture mainly for greenhouse heating. Cogeneration and boilers are major methods for providing heat but they produce considerable carbon emissions because they rely on fossil fuels. Our products provide the heating industry with an innovative and low-cost “electric boiler”. This technology takes advantage of the highly mobile nature of bitcoin mining activity and assets, and the ability to deploy operations in commercial and residential buildings and greenhouses.

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

As of December 31, 2022, we own 14 patents in connection with our existing and planned blockchain and cryptocurrency related operations. We expect to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we may in the future develop certain proprietary software applications for purposes of our cryptocurrency mining operation.

Research and Development

Our research and development efforts are focused primarily on developing technologies and solutions to reduce the major cost factors of digital asset mining datacenter operations and other types of high-performance computing datacenter operations, including but not limited to electricity, cooling, chip supply and services. Specifically, we focus on improving our products’ waste heat recovery efficiency through new engineering design and material innovation; extending our products’ adaptability to more latest generation high-performance computing chips, printed circuit boards, bitcoin mining machines and different heating applications; we are also developing our self-patented printed circuit board that adapts to liquid cooling with higher chip density and easy waste heat recovery chips layout design; and immersion cooling system for mining equipment and power boxes. We are dedicated to maximizing the value of waste heat generated from high-performance computing process including but not limited to bitcoin and other digital assets mining, Artificial Intelligence and Machine Learning computing etc. which represents a significant amount of and fast-growing type of waste energy.

Sales and Marketing

Our primary marketing and communication efforts are focused on social media channels to keep our customers, investors and other stakeholders informed and up-to-date regarding our business developments. We have been upgrading our official website to adapt to our global transition. Sales and marketing have not been a significant component of our business and have been immaterial to our financial condition and results of operations; however, as we expand into global markets, such activities may become more significant in the future.

Facilities

We are a remote-only company. Accordingly, we have not designated any specific office as our headquarters. We currently maintain physical offices in Singapore and mainland China as our regional operation centers designated for our business development in Middle Asia, Middle and North America and the integration of our supply chain and research and development capabilities. We engage local staff through our local partners and send our own onsite maintenance supervisors to ensure the status of our operations. For purposes of complying with applicable requirements of the Securities Act and the Exchange Act, as amended, any shareholder communication required to be sent to its principal executive office may be directed to the aforementioned agent for service of process.

We believe our combined facilities are adequate for our development and production needs in the near future. Should we need to add space or transition into new facilities, we believe that we have the ability to expand our footprint on commercially reasonable terms. Currently, we do not own the sites or material equipment on which our services are performed.

Legal Proceedings

As the date of this Annual Report, we are currently not a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business.

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

Kazakhstan started to develop the cryptocurrency industry and promote both blockchain operations and cryptocurrency markets in 2017. On June 25, 2020, the president signed a law that introduced amendments to the regulation of digital technologies and legitimized mining. Such key definitions as “digital asset”, or cryptocurrency, and “digital mining” were also introduced into the law “On Informatization.”

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

In combination of the disruptive political environment, increasing uncertainties of power supply in Kazakhstan since beginning of 2022, and the foreseeable increasing power cost due to a potential enforcement of the final amendments to the tax code and laws regulating digital asset mining in the country. On August 1, 2022, with the consideration of our power partners and hosting customers’ intention to suspend the service offerings under the originally agreed Service Agreement and Bitcoin Mining Hosting Service Agreement, we terminated our Service Agreement, dated as of July 18, 2021, with Better Tech Limited (“Better Tech”) relating to the Phase II 90 MW power supply cooperation in Kazakhstan, and our Bitcoin Mining Hosting Service Agreement, dated as of July 16, 2021, with E2M Technology Limited (“E2M”) relating to the rendering of Phase II 90 MW hosting services in Kazakhstan, which had already been delayed due to the national riots in Kazakhstan, which commenced on January 2022. We have reached a mutual understanding with Better Tech and E2M on the force majeure events that occurred during the first half of 2022 and agreed to a waiver of liabilities. All parties agreed to continue the execution of the Phase I 15 MW cryptocurrency mining operation, which started on August 2021, based on the terms of the Service Agreement and Bitcoin Mining Hosting Service Agreement.

Meanwhile, we have been approaching and studying various hosting facilities in the international market outside of Kazakhstan since the beginning of 2022 to diversify our global operation and hedge against the uncertainties risk in Kazakhstan. As the date of this Annual Report, we have 900 bitcoin mining machines located at our data center service provider in La Pechuga, Mexico, including 520 bitcoin mining machines (with 420 units of Whatsminer M30s++ and 100 units of Bitmain S9i) for self-mining, and 380 bitcoin mining machines from our customers that we provide services to. In August 2022, we began operating our new distribution center in Coshocton, Ohio, where live SAIHUB heating projects are installed. Furthermore, after our recent review of global bitcoin mining industry and changing regulatory framework in different countries, we are currently focusing on expansion opportunities primarily in North American countries. See “Business Overview — Transition and Expansion into Global Market”.

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

As a result of the Business Combination, Old SAI became a wholly-owned subsidiary of TradeUP, subsequently renamed to “SAI.TECH Global Corporation. On May 2, 2022, the Company’s Class A Ordinary Shares and IPO Warrants commenced trading on the Nasdaq Capital Market under the symbols “SAI” and “SAITW”, respectively. As a public company, we need to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred, and expect to continue to incur, additional annual expenses as a result of becoming a public company.

C.     Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our principal subsidiaries and affiliated entities as of the date of this Annual Report.

Below is a description of our major operating entities:

•        Sustainable Available Innovative PTE. LTD (Singapore) — General headquarter, responsible for business coordination.

•        Hangzhou Dareruohan Technology Co.,Ltd.(WOFE) — Global R&D and supply chain center.

•        SAI US INC. (USA) — Develops and manages projects and business in North American market.

•        Sustainable Available Innovative Asia Limited (Kazakhstan) — Develops and manages projects in Central Asia market.

D.     Property, Plant and Equipment

We are a remote-only company. Accordingly, we have not designated any specific office as our headquarters. Our main business activities are conducted in the United States. Our offices, research and development and manufacturing facilities are located in Singapore and mainland China, where we occupy approximately 508 square meters. Our office lease ends in February 2025. Our research and development and manufacturing facilities lease ends in October 2023. Our monthly total rent payments are approximately $20,000.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Business” and our consolidated financial statements and the related notes included elsewhere in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this registration statement.

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

We provide a full suite of specialized services, including mining machines purchase, hosting, mining pool service, energy-saving technologies and solutions, to digital asset mining customers. Our target customers include both large-scale miners and institutional investors. Target institutional investors include entities that are diversifying their portfolios by adopting digital asset-mining assets, which can be a more economic approach to acquire digital assets as compared to buying such assets on secondary markets. Starting from 2022, we began to develop our self-owned mining operations. Our mining operation is currently based on electricity generated from natural gas and is gradually shifting to alternative energy sources such renewable energies. Strategically, we focus on deploying our CAB and BOX products in our mining operation globally, which are series of cabinets and containers that applies our proprietary chip liquid cooling and waste heat recovery technologies, reutilize excessive heat generated by bitcoin mining ASIC chips and provide steady hot water for agricultural, commercial, residential and industrial large-scale heating applications. Our products and solutions can reduce aggregate carbon emissions compared to traditional stand-alone heating and bitcoin mining, while also reducing the mining operation costs by potentially selling the waste heat.

In August 2022, we opened and started operations at our North American distribution center located in Chesterland, state of Ohio in the United States where we plan to utilize this facility for final product assembly and distribution, service headquarters, technical training operations, parts remanufacturing, collision repair etc. to support our expansion plan in North American markets. It also installed two SAIHUB-025M cabinets to provide hot water heating services for the entire facility. We also constructed vertical agricultural block box and fish farming pond pools which will be heated by the hot water generated from SAIHUB CAB cabinets, representing a live demo of our technology and equipment.

In the year of 2022, considering the deterioration of global bitcoin market and the fall of bitcoin price, we continued to provide customers with services that we have performed in the previous years, such as hosting service, sales of high-performance digital asset mining machines, and mining pool service. Also, we believe that minimizing total mining costs is key to future success and have continued our research and developments towards innovative liquid cooling technologies, to expand our capabilities and advantages as an energy-saving clean bitcoin mining operator. We are now in the process of developing a liquid cooling bitcoin mining data center project with the maximum designed power of 15MW, in the State of Ohio, U.S. And we have leased the land for 10 years regarding this development, by a Commercial Lease Agreement. We believe that the capacity expansion plan will greatly fulfill our mission as an energy-efficient digital asset mining operator while minimizing overall mining costs.

Our net revenues were $10.64 million, $17.04 million, and $1.96 million for years ended December 31, 2022, 2021 and 2020, respectively. Our net loss were $8.85 million and $16.7 million for the years ended December 31, 2022 and 2021, and net income was $0.4 million for the year ended December 31, 2020.

Major Factors Affecting Our Results of Operations

Our revenue comprises a combination of sales of high-performance digital asset mining machines, hosting service fee, block rewards and income from our mining pool. We expect our future revenue will include bitcoin transaction fee, earned for verifying transactions in support of the blockchain, resales of waste heat from our products and operations to be deployed and any technology-related types of charge based on our intellectual property.

Factors affecting our sales of digital mining machines and hosting service fee

Availability of Secure and Sustainable Power Supply

Following the ban on digital asset mining by the Chinese government in May 2021, the bitcoin mining industry has come to realize that the availability of secure and sustainable power supply has been the paramount factor in conducting bitcoin mining operations. We continuously explore clean and cost-effective power supplies and build up readily accessible infrastructure to operate the mining machines for our hosting clients and for self-owned mining machines.

Ability to Acquire Customers Effectively

Our ability to increase the hosting clients and sales of digital asset mining machines largely depends on our ability to attract potential clients through sales and marketing efforts. Presently, we opened and started operations at our North American distribution center located in Chesterland, state of Ohio in the United States where we plan to utilize this facility for final SAIHUB assembly and distribution, service headquarters, technical training operations, parts remanufacturing, collision repair etc. to support our expansion plan in North American markets.

Our future sales and marketing efforts will include those related to customer acquisition and retention, and general marketing. We intend to continue to dedicate significant resources to our clean energy solutions, proprietary waste heat recovery technology and constantly seek to minimize the total cost of mining operation, in particular with regard to cost of electricity and cost of heat.

Regulatory Environment in Countries We Operate

We currently have 15MW hosting capacities in Kazakstan. Events in Kazakhstan, including national unrest caused by protests over a surge in fuel price, have caused significant national disruptions in energy and internet access. Due to surges in fuel prices at the beginning of 2022, the country of Kazakhstan entered into a significant period of unrest. Since then, we are closely monitoring the political environment of Kazakhstan, including any political and legal developments and the potential impact such events may have on our hosting operations in that country. In the first quarter of 2022, our legal counsel in Kazakhstan advised us that the Kazakhstan government partially supports a few amendments to the existing Tax Code applying to digital asset mining companies in the country, including improving the fee rate based on electricity consumption per kWh that the government charges digital asset miners from the current 1 tenge (about $0.0023 US dollar) per kWh to a higher rate. As the date of this report, the government is still in discussion and drafting of the final amendments to the Tax Code and any laws related to digital asset mining activities and have not brought any of such amendments into enforcement.

As the date of this report, we have 900 bitcoin mining machines located at our data center service provider in La Pechuga, Mexico, including 520 bitcoin mining machines (with 420 units of Whatsminer M30s++ and 100 units of Bitmain S9i) for self-mining, and 380 bitcoin mining machines from our customers that we provide services to. In August 2022, we began operating our new distribution center in Coshocton, Ohio, where live SAIHUB heating projects are installed. Furthermore, after our review of global bitcoin mining industry and changing regulatory framework in different countries, we are currently focusing on expansion opportunities primarily in North American countries.

Factors affecting block rewards and bitcoin transaction fees

Block rewards are fixed, and the bitcoin network is designed to periodically reduce them through halving. Currently the block rewards are fixed at 6.25 bitcoin per block, and it is estimated that it will halve again to 3.125 bitcoin in April 2024.

Market Price of Bitcoin

Our business is heavily dependent on the spot price of bitcoin. The prices of cryptocurrencies, specifically bitcoin, have experienced substantial volatility, which may reflect “bubble” type volatility, meaning that high or low prices may have little or no merit, may be subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Bitcoin (as well as other cryptocurrencies) may have value based on various factors, including their acceptance as a means of exchange by consumers and producers, scarcity, and market demand. As of December 31, 2022, we held 3.05 bitcoins, which does not represent a significant increase compared to 2.04 bitcoins as of December 31, 2021, which are held in our cold wallet. The impairment loss resulting from the bitcoin price collapse during 2022 was $64 thousand, based on the difference between bitcoin amount we held multiplied by the prevailing bitcoin price on December 31, 2022 and its carrying value.

The drop in the bitcoin price also had significant impacts on our profitability and capital expansion plan, since the price fall renders the costs of electricity fees, which is the major mining cost component and remains relatively fixed, as a percentage of bitcoin price exceedingly high to the extent that bitcoin mining becomes a loss-making activity.

Halving

Further affecting the industry, and particularly for the bitcoin blockchain, the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving”. For bitcoin, our most significant cryptocurrency asset to which the majority of our mining power is devoted, the reward was initially set at 50 bitcoin currency rewards per block. The bitcoin blockchain has undergone halving three times since its inception as follows: (1) on November 28, 2012, at block 210,000; (2) on July 9, 2016 at block 420,000; (3) on May 11, 2020 at block 630,000, when the reward was reduced to its current level of 6.25 bitcoin per block. The next halving for the bitcoin blockchain is anticipated to occur in April 2024 at block 840,000. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million and the theoretical supply of new bitcoin is exhausted, which is expected to occur around 2140. Many factors influence the price of bitcoin and other cryptocurrencies, and potential increases or decreases in prices in advance of or following a future halving is unknown.

Transaction Fees

Bitcoin miners also collect transaction fees for each transaction they confirm. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. Miners have historically accepted relatively low transaction confirmation fees, because miners have a very low marginal cost of validating unconfirmed transactions; however, unlike the fixed block rewards, transaction fees may vary, depending on the consensus set within the network.

As the use of the bitcoin network expands and the total number of bitcoin available to mine declines, and the block rewards also decline over time, we expect the mining incentive structure to transition to a higher reliance on transaction confirmation fees, and the transaction fees to become a larger proportion of the revenues to miners.

Non-GAAP Financial Measures

We are providing supplemental financial measures for non-GAAP net income from operations that excludes the impact of share-based compensation expense, loss from disposal of property and equipment, impairment losses on digital assets, depreciation of fixed assets and amortization of intangible assets. This supplemental financial measure is not measurement of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, this supplemental financial measure may not be comparable to similarly titled measures of other companies. Management uses this non-GAAP financial measure internally to help understand, manage, and evaluate our business performance and to help make operating decisions.

We believe that this non-GAAP financial measure is also useful to investors and analysts in comparing our performance across reporting periods on a consistent basis. Non-GAAP financial measures are subject to material limitations as they are not in accordance with, or a substitute for, measurements prepared in accordance with GAAP. For example, we expect that share-based compensation expense, which is excluded from non-GAAP financial measures, will continue to be a significant recurring expense over the coming years and is an important part of the compensation provided to certain employees, officers, and consultants. Similarly, we expect that depreciation of fixed assets and amortization of intangible assets will continue to be a recurring expense over the term of the useful life of the assets. We also will exclude impairment losses on digital assets from the non-GAAP financial measure, which may occur in future periods as a result of our continued holdings of significant amounts of bitcoin. Our non-GAAP financial measure is not meant to be considered in isolation and should be read only in conjunction with our Consolidated Financial Statements, which have been prepared in accordance with GAAP. We rely primarily on such Consolidated Financial Statements to understand, manage, and evaluate our business performance and use the non-GAAP financial measure only supplementally.

The following is a reconciliation of our non-GAAP net (loss) income for the years ended December 31, 2022, 2021 and 2020 respectively, which excludes the impact of (i) share-based compensation expense, (ii) loss from disposal of property and equipment, (iii) impairment of digital assets and (iv) depreciation of fixed assets and amortization of intangible assets (dollars in thousands):

	For the year ended December 31,
	2020	2021	2022
Reconciliation of non-GAAP net (loss) income:
Net (loss) income	$403	$(16,704)	$(8,845)
Share-based Compensation Expense	—	14,457	1,060
Loss from disposal of property and equipment	—	—	718
Impairment of digital assets	—	—	64
Depreciation and amortization expenses	—	—	1,662
Non-GAAP net (loss) income	$403	$(2,247)	$(5,341)

Results of Operations

For the year ended December 31, 2021, and 2022

The following table shows key components of our results of operations for the years ended December 31, 2021, and 2022, in dollars and as a percentage of fluctuations (dollars in thousands).

	For the year ended December 31,		Change
	2021	2022	Amount	%
Revenues
Sales of products	$6,958	$8,626	$1,668	24
Hosting service	2,600	1,303	(1,297)	(50)
Mining pool	7,480	676	(6,804)	(91)
Mining	—	33	33	—
Total revenues	17,038	10,638	(6,400)	(38)
Cost of revenues
Sales of products	5,948	7,748	1,800	30
Cost of services	2,434	1,054	(1,380)	(57)
Mining pool	7,392	676	(6,716)	(91)
Mining	—	20	20	—
Total cost of revenues	15,774	9,498	(6,276)	(40)
Gross (loss)/profit	1,264	1,140	(124)	(10)

Sales and marketing expenses	14,779	1,098	(13,681)	(93)
General and administrative expenses	2,383	6,080	3,697	155
Research and development expenses	419	476	57	14
Impairment of long-lived assets	135	951	816	604
Total operating expenses	17,716	8,605	(9,111)	(51)

Profit (Loss) from operations	(16,452)	(7,465)	8,987	(55)
Other income(expense), net	(228)	(1,380)	(1,152)	505
Profit(loss) before income tax expense	(16,680)	(8,845)	7,835	(47)
Income tax expenses	(24)	—	24	(100)
Net Profit (Loss)	(16,704)	(8,845)	7,859	(47)
Foreign currency translation gain	57	(544)	(601)	(1054)
Total comprehensive loss	$(16,647)	$(9,389)	$7,258	(44)

Revenues

Sales of products.    Sales of products represents the sales of high-performance digital asset mining machines to end customers. The revenue of sales of products was $6.9 million and $8.6 million for the years ended December 31, 2021, and 2022, respectively, increasing by $1.7 million, or 24%. The increase in sales of products revenue was mainly due to the decrease in BTC price in 2022, resulting the decrease in price of the mining machines. The customers are more willing to buy machines in lower price.

Hosting service.    Hosting service represented the provision of hosting service and daily maintenance of servers to customers. The hosting service revenue decreased by $1.3 million, or 50%, from $2.6 million for the year ended December 31, 2021 to $1.3 million for the year ended December 31, 2022. Our hosting facilities are mainly based in PRC in 2021, and Kazakhstan in 2022. On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on bitcoin mining and trading.” We then terminated all the mining business in China, and restart our hosting service in Kazakhstan in second half of 2021. Our hosting service in 2022 was affected largely by Kazakhstan’s unrest. The hosting service gap months in 2022 resulted in the decrease in hosting revenue.

Mining Pool.    Mining pool income represents revenues from the company’s self-owned sai.plus mining pool which was started in 2021, representing mining rewards from sai.plus mining pool. The Company allocates mining rewards to each pool participant, mainly our hosting clients, net of the pool operator fees based on the sharing mechanism predetermined and records as cost of mining pool revenue. Mining pool revenue decreased by $6.8 million, or 91%, from $7.5 million for the year ended December 31, 2021 to $0.7 million for the year ended December 31, 2022. In 2021, our hosting customer in PRC participated our sai.plus mining pool for bitcoin mining, however in 2022, our hosting customer switched to other mining pool suppliers, resulting the decrease in our mining pool revenue.

Mining revenue.    Mining revenue represents mining rewards generated from the company’s self-owned mining machines. The mining revenue mainly derives from our operation in Mexico starting from 2022.

Cost of revenues

Cost of revenues primarily included the cost for the purchase of high-performance digital asset mining machines and the direct costs incurred for the provision of hosting service and mining rewards allocated to each provider of pool participant in exchange for their computing power contributed to the mining pool.

The cost of revenues decreased by $6.3 million or 40%, from $15.8 million for the year ended December 31, 2021, to $9.5 million for the year ended December 31, 2022. The decrease in cost of revenues was basically in line with the decrease in revenue.

Gross (loss)/profit and gross margin

Our gross profit decreased by $0.12 million, from $1.26 million for the year ended December 31, 2021, to gross profit of $1.14 million for year ended December 31, 2022. Gross profit as a percentage of revenue (“gross margin”) was 7 % and 11% for the year ended December 31, 2021 and 2022, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salary and benefits expense, advertising expenses, share-based award expenses and travelling expenses to participate in marketing activities. Selling and marketing expenses decreased by $13.7 million from 14.8 million for the year ended December 31, 2021, to $1.1 million for the year ended December 31, 2022. We made a share-based payment of $14.5 million in 2021 as a result of awarded restricted shares to a consultant for his service of introducing digital asset mining resources providers outside China in 2021, and share-based payment in 2022 was $0.2 million, decreased by $14.3 million. Salary and benefits expense increased $0.24 million and transportation expense increased $0.14 million for the year ended December 31, 2022, mainly due to our business expansion and increased marketing activities in North America in 2022.

General and administrative expenses

Our general and administrative expenses mainly represented salaries and bonus, office related expenses, idle assets depreciation cost and professional service fees. General and administrative expenses increased by $3.70 million, or 155%, from $2.38 million for the year ended December 31, 2021, to $6.08 million for the year ended December 31, 2022. The increase was mainly attributable to an increase of $2.4 million salary and benefits expenses, from $0.65 million for the year ended December 31, 2021 to $3.06 million for the year ended December 31, 2022. The increase on one hand, is due to share-based payment expense, which is $0.79 million and nil, respectively, for the year ended December 31, 2022 and 2021, and on the other hand due to the increase in headcount, the general and administrative department employee number increased by 4 in 2022, from 13 members as of January 1, 2022, to 17 members as of December 31, 2022. Depreciation expense increased by $1.18 million. Due to the decrease in BTC price and high market volatility in 2022, the Company shut down most miners and depreciation during the shut-down period is recorded in the general and administrative expenses. We also made impairment test of our miners and equipment regarding the situation, please refer to Impairment of long-lived assets for more information.

Research and development expenses

Our research and development expenses mainly represented the cost related to our new product research and development. Research and development expenses increased by $0.06 million, or 14%, from $0.42 million for the year ended December 31, 2021, to $0.48 million for the year ended December 31, 2022. Salary and benefits expenses increased by $0.06 million, from $0.07 million for the year ended December 31, 2021 to $0.13 million for the year ended December 31, 2022. The increase mainly due to the increase in 2022 headcount.

Impairment of long-lived assets

The impairment of long-lived assets increased $0.82 million in 2022, or 604%, from $0.14 million for the year ended December 31, 2021 to $0.95 million for the year ended December 31, 2022.

Our impairment of long-lived assets in 2022 consists of impairment of cryptocurrencies and impairment of property, plant and equipment. Due to the decrease in BTC price, increasing electricity cost and high market volatility in 2022, the management shut down most of the miners and reviewed the impairment of miners and equipment. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. We recognized $0.59 million in mining equipment impairment loss. Impairment of digital assets was $0.06 million for the year ended December 31, 2022, which was recorded to reflect our cryptocurrencies at the lower of carrying value or fair value as of December 31, 2022.

Our impairment of long-lived assets in 2021 consists of impairment provided for construction in process, the value of which management determined not recoverable due to changes in the regulatory environment in the PRC. Impairment of long-lived assets was $0.14 million for the year ended December 31, 2021.

Other income/(expense), net

The other expense was $1.38 million for the year ended December 31, 2022, mainly comprises of $0.90 million compensation to vendors due to revocation of miners purchase agreements, and $0.72 million loss due to disposal of certain plants and equipment.

The other expense was $0.2 million for the year ended December 31, 2021, mainly relates to the disposal of certain plants and equipment.

Net (loss)/income

As a result of the foregoing, we had net loss of $8.85 million for the year ended December 31, 2022, and net loss of $16.7 million for the year ended December 31, 2021.

For the year ended December 31, 2020, and 2021

The following table shows key components of our results of operations for the years ended December 31, 2020, and 2021, in dollars and as a percentage of fluctuations (dollars in thousands).

	For the year ended December 31,		Change
	2020	2021	Amount	%
Revenues
Sales of products	$1,462	$6,958	$5,496	376
Hosting service	413	2,600	2,187	530
Mining pool	—	7,480	7,480	—
Agency service	82		(82)	(100)
Total revenues	1,957	17,038	15,081	771
Cost of revenues
Sales of products	606	5,948	5,342	882
Cost of services	449	2,434	1,985	442
Mining pool	—	7,392	7,392	—
Total cost of revenues	1,055	15,774	14,719	1,395
Gross (loss)/profit	902	1,264	362	40

Sales and marketing expenses	1	14,779	14,778	1,477,800
General and administrative expenses	231	2,383	2,152	932
Research and development expenses	348	419	71	20
Impairment of long-lived assets	40	135	95	238
Total operating expenses	620	17,716	17,096	2,757

Profit (Loss) from operations	282	(16,452)	(16,734)	(5,934)
Other income(expense), net	174	(228)	(402)	(231)
Profit(loss) before income tax expense	456	(16,680)	(17,136)	(3,758)
Income tax expenses	(53)	(24)	29	(55)
Net Profit (Loss)	403	(16,704)	(17,107)	(4,245)
Foreign currency translation gain	28	57	29	104
Total comprehensive loss	$431	$(16,647)	$(17,078)	(3,962)

Revenues

Sales of products.    Sales of products represented the sales of high-performance digital asset mining machines to end customers. The revenue of sales of products was $1.5 million and $6.9 million for the years ended December 31, 2020, and 2021, respectively, increasing by $5.4 million, or 379%. The sales of products business were started in the second half of 2020.

Hosting service.    Hosting service represented the provision of hosting service and daily maintenance of servers to customers. The hosting service revenue increased by $2.2 million, or 530%, from $0.4 million for the year ended December 31, 2020 to $2.6 million for the year ended December 31, 2021. The increase was mainly due to expansion of our hosting capacity and the increase in customer demand as well as driven by higher average bitcoin price.

Mining Pool.    Mining pool income represents revenues from the company’s self-owned sai.plus mining pool which was started in 2021, representing mining rewards from sai.plus mining pool. The Company allocates mining rewards to each pool participant, mainly our hosting clients, net of the pool operator fees based on the sharing mechanism predetermined and records as cost of mining pool revenue.

Cost of revenues

Cost of revenues primarily included the cost for the purchase of high-performance digital asset mining machines and the direct costs incurred for the provision of hosting service and mining rewards allocated to each provider of pool participant in exchange for their computing power contributed to the mining pool.

The cost of revenues increased by $14.72 million or 1,395%, from $1.06 million for the year ended December 31, 2020, to $15.77 million for the year ended December 31, 2021. The increase in cost of revenues was basically in line with the increase in revenue.

Gross (loss)/profit and gross margin

Our gross profit increased by $0.36 million, from $0.9 million for the year ended December 31, 2020, to gross profit of $1.26 million for year ended December 31, 2021. Gross profit as a percentage of revenue (“gross margin”) was 7.42% and 46% for the year ended December 31, 2021 and 2020, respectively. The decrease of gross margin is mainly due to two reasons, on one had the margin of sales of products fell from 58% in 2020 when the bitcoin price was low, the bitcoin mining machine market is less active and less competitive, rendering the Company easier to gain a profit, to 14% in 2021 when the bitcoin price went up and the market turned more competitive, and resulted in thinner profit. On the hand the gross margin of mining pool business is 1.2%, lowering the overall gross margin level.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of travelling expenses to participate in marketing activities. Selling and marketing expenses increased by $14.78 million from 0.001 million for the year ended December 31, 2020, to $14.78 million for the year ended December 31, 2021. The increase was mainly due to share-based payment of $14.5 million as a result of awarded restricted shares to a consultant for his service of introducing digital asset mining resources providers outside China.

General and administrative expenses

Our general and administrative expenses mainly represented salaries and bonus, office related expenses and professional service fees. General and administrative expenses increased by $2.2 million, or 901%, from $0.2 million for the year ended December 31, 2020, to $2.4 million for the year ended December 31, 2021. The increase was mainly attributable to an increase of $1 million in professional service fee in connection with our coming business combination with TradeUP Global and fund raising, an increase of $0.6 million in salary and bonus as a result of increased staff headcount, and an increase in office-related expenses of $0.4 million which is in line with the expansion of business.

Research and development expenses

Our research and development expenses mainly represented amortization expense of intangible assets and costs for the development of waste heat recovery technology. Research and development expenses increased by $0.1 million, or 20%, from $0.3 million for the year ended December 31, 2020, to $0.4 million for the year ended December 31, 2021. The increase was mainly attributable to expenses in connection with enhancing our SAIHUB product capabilities.

Impairment of long-lived assets

Our impairment of long-lived assets consists of impairment provided for construction in process, the value of which management determined not recoverable due to changes in the regulatory environment in the PRC. Impairment of long-lived assets was $0.04 million and $0.13 million for the year ended December 31, 2020, and 2021, respectively.

Other income(expense), net

The other expense was $0.2 million for the year ended December 31, 2021, mainly relates to the disposal of certain plants and equipment. Other income in 2020 was mainly attributable to the recognition of a one-time technology service income of $0.17 million for the provision of technology advisory service regarding waste heat recovery technology.

Net (loss)/income

As a result of the foregoing, we had net income of $0.4 million for the year ended December 31, 2020, and net loss of $16.7 million for the year ended December 31, 2021.

Liquidity and Capital Resources

For the year ended December 31, 2022, we had a net loss of $8.85 million and net cash outflow in operating activities of $4.96 million. As of December 31, 2022, our consolidated current assets exceeded our consolidated current liabilities by $18.14 million, we had cash and cash equivalents of $11.22 million, and accumulated deficit of $25.26 million. We believe our current cash on hand is sufficient to meet our operating and capital requirement for at least the next twelve months from the date these financial statements are issued.

We continue to explore opportunities to grow our business. However, we have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve positive cash flows from operating activities, and we expect the negative cash flows from operations will continue for the foreseeable future. While we have sufficient cash for the next twelve months from the date these financial statements are issued, if we are unable to grow the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. We plan to raise additional capital, including among others, obtaining debt financing, to support our future operation. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable to us, in a timely manner, or at all.

As a Cayman exempted and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiary in China may provide Renminbi funding to our consolidated VIE only through entrusted loans. On August 31, 2021, we have terminated control agreements with Beijing Saire Technology Co., Ltd (“Beijing SAI”), a variable interest entity, and Beijing SAI’s shareholders, as a result our corporate structure no longer contains any VIE structure and our operations are no longer subject to limits and uncertainties applicable to those with a VIE structure. However, we will continue to be dependent on access to distributions of cash from our other subsidiaries.

Cash Generating Ability

Our cash flows were summarized below (in thousands):

	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2022
Net cash used in operating activities	$(1,035)	$(983)	$(4,962)
Net cash used in investing activities	(759)	(3,970)	(6,424)
Net cash provided by financing activities	2,892	8,191	18,533
Effect of exchange rate changes on cash and cash equivalents	72	(61)	(409)
Net increase in cash and cash equivalents	$1,170	$3,177	$6,738
Cash and cash equivalents at the beginning of the period	$130	$1,300	$4,477
Cash and cash equivalents at the end of the period	$1,300	$4,477	$11,215

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $5.0 million, as compared to $1 million for the year ended December, 2021. For the year ended December 2022, the cash outflow mainly reflected net loss of $8.8 million with an add-back of loss on disposal of property and equipment of $1.6 million, share-based payment of $1 million, depreciation and amortization expense of $1.7 million, impairment of long-lived asset of $1 million, partially offset by an increase in accounts payable of $1.1 million.

Net cash used in operating activities for the year ended December 31, 2021 was $1 million, as compared to $1 million for the year ended December, 2020. For the year ended December 2021, the cash outflow mainly reflected net loss of $16.7 million, with an add-back of share-based payment of 14.5 million, an increase in accounts receivable of $1.1 million, partially offset by an increase in accounts payable of $1.2 million and a decrease in amount due from related parties of $0.6 million. Net cash used in operating activities for the year ended December 31, 2020 was $1.0 million, the cash outflow mainly reflected the increase in inventory of $0.9 million, an increase in amount due from related parties of $0.6 million, and an increase in deposits, prepayment and other current assets of $0.2 million, offset by the net income of $0.4 million and an increase in other payables and accrual liabilities of $0.2 million.

Our operating activities are denominated in U.S. dollar for our operations outside of China and in Renminbi (“RMB”) for our research and development activities in China. Our agreements regarding hosting operations in Kazakhstan are denominated in U.S. dollars and settled with both the customer and power supplier in U.S. dollars, not in Kazakhstani tenge. Thus, Our operations are currently not exposed to the fluctuations of the Kazakhstani tenge.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was $6.4 million, as compared to $4.0 million for the year ended December 31, 2021. Cash outflow for the year ended December 31, 2022 mainly reflected the purchase of stablecoin of $4.6 million, purchase of property and equipment of $1.9 million.

Net cash used in investing activities for the year ended December 31, 2021 was $4.0 million, as compared to $0.8 million for the year ended December 31, 2020. Cash outflow for the year ended December 31, 2021 mainly reflected the purchase of bitcoin mining machine and mining foldbox for the hosting service of $4 million. For the year ended December 31, 2020, the cash outflow reflected the purchase of property and equipment of $0.3 million and purchase of intangible assets of $0.4 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was $18.5 million, as compared to $8.2 million for the year ended December 31, 2021. For the year ended December 31, 2022, the cash inflow reflected the proceeds from reverse recapitalization.

Net cash provided by financing activities for the year ended December 31, 2021 was $8.2 million, as compared to $2.9 million for the year ended December 31, 2020. For the year ended December 31, 2021, the cash inflow reflected the proceeds from issuance of preferred shares of $8.1 million. For the year ended December 31, 2020, the cash inflow reflected the proceeds from issuance of preferred shares of $2.9 million.

Capital Expenditures

We made capital expenditures of $1.9 million, $4.0 million and $0.8 million for the year ended December 31, 2022, 2021 and 2020, respectively. Our capital expenditures have been used primarily to purchase of electronic equipment and intangible assets, such as purchased software. We estimate that our capital expenditures will increase moderately in the following two or three years to support the expected growth of its business. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities and financing activities.

Contractual Obligations and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity. We are not aware of any material pending or threatened claims and litigation since January 1, 2020, and through December 31, 2022.

We did not have any significant capital or other commitments, or guarantees as of December 31, 2022.

Below is a table setting forth all our contractual obligations as of December 31, 2022, which consists of operating lease obligations for our operation in Kazakhstan and office lease:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years
Contractual Obligations
Operating lease obligations	$419,621	$188,169	$231,452
Total	$419,621	$188,169	$231,452

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company with no material operations of our own. As most of our historic operations were conducted through our PRC (excluding Hong Kong) subsidiary and VIE, our ability to pay dividends is primarily dependent on receiving distributions of funds from our PRC subsidiary and VIE. WOFE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, WOFE and its VIE are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, WOFE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and its VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

On August 31, 2021, we have terminated control agreements with Beijing Saire Technology Col, Ltd, our variable interest entity, and Beijing SAI’s shareholders, as a result our corporate structure no longer contains any VIE structure and our operations are no longer subject to limits and uncertainties applicable to those with a VIE structure. Based on substantially all of our operations in foreign subsidiaries, including Kazakhstan, our ability to pay future dividends will be primarily dependent on receiving distributions of funds from our subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, other receivables in deposits, prepayments and other current assets, net and amount due from related parties. As of December 31, 2021, and December 31, 2022, all of our cash and cash equivalents were held by major financial institutions located in mainland China, United States, Singapore and Hong Kong. We believe that these financial institutions are of high credit quality. For accounts receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable is significantly reduced. For amounts due from related parties and other receivables in deposits, prepayments and other current assets, we provide advances to the officers and third parties for daily operation. For stablecoin asset, we monitor the market closely, to ensure the credit risk of stablecoin can be detected when occurred, and adequate impairment is made when necessary. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Customer Concentration Risk

For the year ended December 31, 2022, four customers accounted for 28%, 28%, 20% and 12% of Our total revenues. For the year ended December 31, 2021, four customers accounted for 20%, 14%, 36% and 11% of Our total revenues. For the year ended December 31, 2020, two customers accounted for 37% and 35% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2022, 2021 and 2020.

As of December 31, 2022, one customer accounted for 96% of the total balance of our accounts receivable. As of December 31, 2021, one customer accounted for 100% of the total balance of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of December 31, 2022 and 2021.

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

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the RMB. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, have negatively affected, and may continue to negatively affect, our revenue and other operating results as expressed in U.S. dollars.

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing monetary asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we have not entered into, but in the future we may enter into, derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the effect hedging activities would have on our results of operations. Foreign currency exchange net losses of $0.54 million, foreign currency exchange net gain of $0.06 million, and $0.03 million were recognized in 2022, 2021, and 2020, respectively.

Inflation risk

Since January 1, 2020, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2022, 2021 and 2020 were increases of 2%, 3.13% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if Kazakhstan or other jurisdictions where we conduct our business experiences higher rates of inflation in the future.

Critical Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of us and our subsidiaries, of which we are the primary beneficiary, from the dates they were acquired or incorporated. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that we believe to be reasonable under the circumstances. Significant accounting estimates reflected in our consolidated financial statements include but are not limited to estimates and judgments applied in the determination of allowance for doubtful receivables, impairment losses for long-lived assets including intangible assets, impairment loss for cryptocurrencies, valuation allowance for deferred tax assets, provision for inventory, estimated forfeiture rate in calculation of share-based payment, the incremental borrowing rate used to calculate right of use assets and lease liabilities, useful lives of intangible assets and property, plant and equipment and revenue recognition. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Foreign Currency Translation And Transactions

Historically, our principal country of operations was the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars (“US$” or “$”). Assets and liabilities are translated using the exchange rate at each balance sheet date. The statements of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive (loss)/income in shareholders’ equity.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect our financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of December 31, 2021	As of December 31, 2022
Balance sheet items, except for equity accounts	6.3726	6.9646
	For the Year Ended December 31,
	2020	2021	2022
Items in the consolidated statements of operations and comprehensive (loss)/income, and cash flows	6.9042	6.4000	6.7190

No representation is intended to imply that the RMB amounts could have been, or could be, realized or settled into US$ at that rate stated above, or at any other rate.

Fair Value of Financial Instruments

Our financial instruments primarily consist of cash and cash equivalents, accounts receivable and amount due from related parties. The carrying values of these financial instruments approximate fair values due to their short term in nature.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

•        Level 1 — Quoted prices in active markets for identical assets or liabilities.

•        Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•        Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter.

Revenue Recognition

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, we perform the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent.

Sales of products.    Revenues are generated from sales of products when we act as principal for the sales of high-performance digital asset mining machines to end customers. We present the revenue generated from our product sales on a gross basis as we have control of the goods and have the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, we also assess whether we are primarily obligated in these transactions, are subject to inventory risk, have latitude in establishing prices, or have met several but not all of these indicators. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring control of products to customers. Consideration from product sales is recorded net of value-added tax, and there is generally no other performance obligation other than the delivery of products. Proceeds from product sales are recognized at the point in time when the receipt of product is confirmed by the customer.

Hosting service.    Revenues are generated from hosting service and daily maintenance of servers for customers throughout the contractual period. The single performance obligation is to provide an environment for the servers to operate continuously which is satisfied over time. Such service revenue is recognized over time as the performance obligation is satisfied over the term of the contracts with customers.

Mining pool service.    We operate our mining pool, Sai.plus, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network, in exchange for a fee (“pool operator fee”) for our coordination efforts as the pool operator. We receive all the mining rewards in our own name, and then allocate mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. The mining rewards include the block rewards and the transaction verification fees related to the transactions included in the block.

We consider ourselves the principal in transactions with the blockchain networks and recognizes the mining pool revenue on a gross basis. The performance obligation is to create or validate each block. Revenue is recognized at the point when the block creation or validation is complete, and we have received the rewards. Revenue is measured at the fair value of rewards upon receipt, which is not materially different than the fair value at contract inception. We consider ourselves the principal in transactions with the blockchain networks as we coordinate all the computing power within the mining pool, deliver such aggregated computing power to the blockchain network, collect centrally all mining rewards and distribute them in accordance with the predetermined sharing mechanisms. We have control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, we dictate the tasks and the participants’ mining machines merely follow the allocation prescribed by us. As a result, we are primarily responsible for fulfilling the promise to provide the specified service. Further, under existing sharing mechanisms, we are exposed to the risk that actual block rewards may differ from expected rewards, therefore, bear the inventory risk before the specified service has been transferred to a customer. We provide mining pool services under Sai.plus.

Mining revenue.    We have entered into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and our enforceable right to compensation only begins when we provide computing power to the mining pool operator. In exchange for providing computing power, we are entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are immaterial and are recorded as a deduction from revenue), for successfully adding a block to the blockchain.

Income Taxes

We follow the guidance of ASC Topic 740 “Income taxes” and use liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of operations and comprehensive (loss)/ income in the period that includes the enactment date.

Uncertain Tax Positions

We use a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of our Hong Kong and PRC subsidiaries are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and wilful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB0.1 million. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the year ended December 31, 2020, 2021 and 2022, we did not have any material interest or penalties associated with tax positions. We did not have any significant unrecognized uncertain tax positions as of December 31, 2021 and 2022. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

Recent Issued or Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments in these ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. According to ASU 2019-10, the effective date of ASU No. 2016-13 and its subsequent updates for all other entities was deferred to for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of this standard did not have a material impact on our consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial position and results of operations upon adoption.

Internal Control over Financial Reporting

Prior to the Business Combination, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, We and our independent registered public accounting firms identified two material weakness in our internal control over financial reporting as of December 31, 2022, 2021 and 2020. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to: lack of the key monitoring mechanisms such as internal audit department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures. we also lack adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as we will be required to do once we become a public company and our independent registered public accounting firm may be required to do once we cease to be an emerging growth company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

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

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages, and positions of our directors and executive officers as of the date of this Annual Report.

Directors and Executive Officers	Age	Position/Title
Arthur Lee	29	Chief Executive Officer/Executive Director
Ian Chow	44	Chief Financial Officer
Hao Ge	32	Non-executive Director
Yao Shi(2)(5)(6)	52	Independent Director
Yusen Chen(1)(4)(6)	31	Independent Director
Jinlong Zhu(3)(4)(5)	41	Independent Director

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

Ian Chow (also referred to as Ian Zou or Jian Zou) serves as our Chief Financial Officer. He served as a partner of BDO China LLP from March 2015 to August 2021, providing auditing and assurance service for public companies listed on China and the U.S. capital market. Prior to that, from October 2010 to October 2012, Ian served as investment director at China Equity Group and was in charge of due diligence, risk control, and portfolio management. Previously, he worked as the Chief Financial Officer of Shandong Haiwang Chemical Co., Ltd from October 2010 to October 2012, and as the senior manager of Bernstein & Pinchuk LLP from May 2008 to October 2010. Ian started his professional career in PwC Accountants as an auditor in 2003, and engaged in auditing, financial due diligence, corporate M&A advisory service in IPOs, private equity transactions and cross-border M&A transactions. He is a member of the American Institute of Certified Public Accountants, the Chinese Institute of Certified Public Accountants, and Certified Financial Analysts. Ian holds a master’s degree from Jiangxi University of Finance and Economics.

Directors

Hao Ge serves as a non-executive director. Mr. Ge was the co-founder of KuaiYouHuYu, a mobile gaming company since April 2018. He also serves as the investment advisor to Zhencheng Capital, a venture capital firm specializing in early-stage technology investments since May 2016. Prior to that, he was the CEO of Shanqian Technology from November 2015 to December 2016, a company providing electronic signature management systems. After that, he was the CEO of RenCaiYi, a company providing human resources SaaS management system, from January 2017 to December 2018. During September 2014 to September 2015, he initiated his career at Oracle as a software engineer, where he was involved in developing AIoT cloud service. Mr. Ge holds a bachelor’s degree from Illinois Wesleyan University and a master’s degree in computer science from Carnegie Mellon University.

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

B. Compensation

2021 Equity Incentive Plan

Our board of directors and shareholders approved the adoption of the SAI Incentive Plan, effective as of April 29, 2022. The SAI Incentive Plan provides for the grant of various types of awards, including options, (ii) share appreciation rights, (iii) restricted share awards, (iv) restricted share unit awards, and (v) other awards. The SAI Incentive Plan, through the granting of awards, is intended to help SAI to secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of SAI and any affiliate (as defined under Rule 144), and provide means by which the eligible recipients may benefit from increases in value of the Class A Ordinary Shares. The SAI Incentive Plan will initially be administered by the board of directors of SAI unless and until the board delegates administration of the plan to a committee.

Administration

Our Board will (i) determine from time to time (a) which of the persons eligible under the plan will be granted awards; (b) when and how each award will be granted; (c) what type or combination of types of award will be granted; (d) the provisions of each award granted (which need not be identical or comparable), including the time or times when a person will be permitted to exercise or otherwise receive an issuance of Class A Ordinary Shares or other payment pursuant to an award; (e) the number of Class A Ordinary Shares or cash equivalent with respect to which an award will be granted to each such person; and (f) the fair market value applicable to an award; (ii) construe and interpret the SAI Incentive Plan and awards granted under it, and to establish, amend and revoke rules and regulations for administration of the plan and awards; (iii) settle all controversies regarding the SAI Incentive Plan and awards granted under it; (iv) amend the SAI Incentive Plan in any respect the Board deems necessary or advisable; and (v) exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the plan or awards. The Board may delegate some or all of the administration of the SAI Incentive Plan to a committee and the Board or any such committee may delegate to officers of SAI the authority to do one or both of the following: (i) designate non-officer employees to be recipients of options and/or share appreciation rights and the terms of the awards and (ii) determine the number of Class A Ordinary Shares to be subject to the awards.

Share Reserves

Subject to adjustment as described in the plan, the maximum number of Class A Ordinary Shares that may be delivered in satisfaction of awards under the SAI Incentive Plan (the “Share Reserve”) is an initial 1,812,663 Class A Ordinary Shares, and subject to such adjustments in the plan, the then-applicable Share Reserve number will automatically increase (but not decrease) on January 1st of each year commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) three percent (3%) of the total number of Ordinary Shares of SAI outstanding on December 31st of the preceding year and (ii) such fewer number of Class A Ordinary Shares that the Board or any Committee may determine prior to January 1st of a given year; provided, if the effective date of the SAI Incentive Plan is after January 1, 2022, then the initial automatic increase shall occur on January 1, 2023 and the increases shall end on (and including) January 1, 2032. Shares underlying unvested awards that are forfeited or repurchased by SAI will revert to and again become available for issuance under the plan. Any shares reacquired by SAI in satisfaction of tax withholding obligations on an award or as consideration for the exercise or purchase price of an award will again become available for issuance under the plan.

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

•        Restricted Shares. Our Board may award Restricted shares. Restricted shares are an award of nontransferable Class A Ordinary Shares that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Unless otherwise determined by the Board, a participant will have voting and other rights as a shareholder of SAI with respect to any Class A Ordinary Shares subject to a restricted share award. Dividends paid on restricted shares may be subject to the same vesting and forfeiture restrictions as apply to the Class A Ordinary Shares subject to the restricted share award to which they relate. Any restricted shares subject to performance-based vesting conditions shall provide that any dividends paid on restricted shares will be subject to the same vesting and forfeiture restrictions as apply to the Class A Ordinary Shares subject to the restricted share award to which they relate.

•        Restricted Share Units (“RSUs”). Our Board may award RSUs. RSUs are contractual promises to deliver in the future Class A Ordinary Shares, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the award agreement. RSUs remain forfeitable unless and until specified conditions are met. Dividend equivalents may be credited in respect of the Class A Ordinary Shares underlying the RSU award, as determined by the Board (or a committee thereof) and contained in the RSU award agreement. At the sole discretion of the Board or committee, dividend equivalents may be converted into additional Class A Ordinary Shares covered by the RSU award in such manner as determined by the Board or committee. Any additional Class A Ordinary Shares credited to the RSU award by reason of any dividend equivalents will be subject to all of the same terms and conditions of the underlying RSU award. Dividend equivalents distributed under the Plan will not be counted against the shares available for issuance under the SAI Incentive Plan.

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

Grants of RSUs to Directors and Executive Officers

The following table sets forth the summary of all outstanding equity awards granted by us to, and held by each of our directors and executive officers as of the date of this Annual Report.

RSUs Granted under 2021 Equity Incentive Plan

Directors and Executive Officers	Position	Class A Ordinary Shares underlying outstanding RSUs	Date of grant
Ian Chow	Chief Financial Officer	*	December 5, 2022

____________

(1)      Less than 1% of our outstanding shares.

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

C. Board Practices

Board of Directors

Our board of directors is composed of 5 members. The board of directors is divided into three classes of directors. At each annual general meeting of the Company’s shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. The terms of our Class I directors, Class II directors, and Class III directors will expire as follows: (1) 2024, (2) 2025, and (3) 2026.

•        the Class I directors includes Jinlong Zhu and Yusen Chen;

•        the Class II directors includes Hao Ge and Yao Shi; and

•        the Class III directors includes Risheng Li.

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

Audit Committee

Our audit committee consists of Yao Shi, Yusen Chen and Jinlong Zhu. Yao Shi is the chairman of our audit committee. Yao Shi satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All of the members of the Audit Committee currently satisfy the independence requirements and other established criteria of Nasdaq.

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

D. Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 9, 27 and 28 employees as of December 31, 2020, 2021 and 2022 respectively. The table below sets forth the number of employees categorized by function as of December 31, 2022.

Function	Number of employees
General management and Administration	17
Sales, Marketing and Operating	3
Technology and Product Development	8
Total	28

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders ” of this Annual Report.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of the Company’s Ordinary Shares as of the date of this Annual Report by:

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

The percentages of shares beneficially owned is computed, respectively, on the bases of 13,315,903 Class A Ordinary Shares and 9,630,634 Class B Ordinary Shares currently outstanding and does not include 2,244,493 Class A Ordinary Shares issuable upon the exercise of the IPO Warrants.

	Class A Shares	% of Class	Class B Shares	% of Class	Voting Power
Executive Officers and Directors(1):
Risheng Li(2)	—	—	9,630,634	100%	87.9%
Yao Shi	—	—	—	—	—
Yusen Chen	—	—	—	—	—
Jinlong Zhu	—	—	—	—	—
Ian Chow	—	—	—	—	—
Hao Ge	—	—	—	—	—
All directors and executive officers as a group (6 individuals)	—	—	9,630,634	100%	87.9%
Five Percent or More Holders:
TradeUp Global Sponsor LLC(3)	1,287,027	9.7%	—	—	1.2%
Eternal Selead Technology Holding Limited(4)	668,902	5.0%	—	—	0.6%
Haonan Technology Holding Limited(5)	668,902	5.0%	—	—	0.6%
Tospring Technology Limited(6)	974,919	7.3%	—	—	0.9%
Fan Yinliang(7)	1,201,101	9.0%	—	—	1.1%
ZenGolden L.P.(8)	1,606,838	12.1%	—	—	1.5%
Energy Science Artist Holding Limited(9)	—	—	9,630,634	100%	87.9%
LilOrange Holding Limited(10)	1,070,017	8.0%	—	—	1.0%
Tao Huang	1,310,542	9.84%			1.2%

____________

*        Less than 1%.

(1)      The business address of the directors and executive officers of SAI is #01-05 Pearl’s Hill Terrace Singapore, 168976.

(2)      Represents shares beneficially owned indirectly by Risheng Li, and owned directly by Energy Science Artist Holding Limited.

(3)      The address of TradeUp Global Sponsor LLC is 437 Madison Avenue, 27th Floor, New York, New York 10022.

(4)      The address of Eternal Selead Technology Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(5)      The address of Haonan Technology Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(6)      The address of Tospring Technology Limited is Vistra Corporate Services Center, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.

(7)      Represents shares beneficially owned indirectly by Fan Yinliang, and owned directly by Make World Better Limited. The address of Make World Better Limited is 2/F, Palm GroveHouse, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(8)      The address of ZenGolden L.P. is 3-212 Governors Square, 23 Lime Tree Bay Avenue, Seven Mile Beach, Grand Cayman, Cayman Islands, KY1-1203.

(9)      The address of Energy Science Artist Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(10)    The address of LilOrange Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

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

Working Capital Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor, or an affiliate of the Sponsor or certain of TradeUP’s directors and officers may, but are not obligated to, lend TradeUP funds as may be required. As of December 31, 2022, all outstanding balances under the working capital loans have been repaid.

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

Other Relationships

Except as otherwise disclosed in this Annual Report, no compensation of any kind, including finder’s and consulting fees, were paid by TradeUP to the Sponsor, TradeUP’s directors, officers or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals were reimbursed for any out-of-pocket expenses incurred in connection with activities on TradeUP’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The Audit Committee reviewed on a quarterly basis all payments that were made to the Sponsor, directors, officers or their respective affiliates.

Currently, members of TradeUP’s management team who remained with TradeUP (currently SAI) may be paid consulting, management or other fees from us with any and all amounts being fully disclosed to shareholders, to the extent then known.

SAI Related Party Transactions

The related party transactions summarized by different natures are as follows:

	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Settlement of advance to related parties for daily operation
Mr. Risheng Li	406	235	—
Mr. Liedong Wang	396	415	—
Mr. Dahan Bao	31	30	—

Repayment from related parties
Mr. Risheng Li	203	36	—
Mr. Liedong Wang	22	14	—
Mr. Dahan Bao	—	—	—

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

ITEM 9.    THE OFFER AND LISTING

A. Offering and Listing Details

The Class A Ordinary Shares and IPO Warrants are listed on the Nasdaq Capital Market under the symbols “SAI” and “SAITW”, respectively. A description of the Class A Ordinary Shares and IPO Warrants is included in Exhibit 2.2 to this Annual Report. For additional information, please see “— C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares and IPO Warrants are listed on the Nasdaq Capital Market under the symbols “SAI” and “SAITW”, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our Amended and Restated Memorandum and Articles of Association is attached as Exhibit 1.1 to this Annual Report.

C. Material Contracts

Below are material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this Annual Report.

Purchase of Bitcoin Mining Machines

On February 2, 2023, the Company through its indirect wholly owned subsidiary, Sustainable Available Innovative Limited, a British Virgin Islands company, entered into a purchase order with Cloud Ridge Technology Limited (the “Purchase Order”) to purchase 420 Whatsminer M30s++ bitcoin mining machines for $633,360, or approximately $14.50 per terahash for self-mining utility. We took possession of all mining machines during the first week of February. The Purchase Order is filed as Exhibit 4.14 to this Annual Report and incorporated herein by reference.

D. Exchange Controls

There is no exchange control legislation or regulation in the Cayman Islands, except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E. Taxation

The following discussion of United States federal income tax consequences of an investment in our securities is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the United States.

U.S. Federal Income Tax Considerations of Class A Ordinary Shares and IPO Warrants

Taxation of Dividends and Other Distributions on Class A Ordinary Shares

Subject to the PFIC rules discussed below, if we make a distribution of cash or other property to a U.S. Holder of Class A Ordinary Shares, such distributions will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if Class A Ordinary Shares are readily tradable on an established securities market in the United States (such as Nasdaq) and certain other requirements are met, including that we are not treated as a PFIC during the taxable year in which the dividend is paid or in the previous year. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to our Class A Ordinary Shares.

Sale, Exchange, Redemption or Other Taxable Disposition of our Securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of our securities, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in our securities.

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

Exercise or Lapse of a Warrant

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

In either tax-free situation, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the warrants. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares received on exercise will be treated as commencing on the date of exercise of the warrant or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the Class A Ordinary Shares received will include the holding period of the warrants.

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

Subject to the PFIC rules described below, if we redeem IPO Warrants for cash pursuant to the redemption provisions of the IPO Warrants or if we purchase IPO Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of our Securities.”

Passive Foreign Investment Company Considerations

Certain adverse U.S. federal income tax consequences could apply to a U.S. holder if we, or any of our subsidiaries, is treated as a PFIC for any taxable year during which the U.S. Holder holds our securities. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the interest, by value).

Whether we or any of our subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of Class A Ordinary Shares how quickly we use liquid assets and cash may influence whether we or any of our subsidiaries is treated as PFIC. Accordingly, we are unable to determine whether we or any of our subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. Moreover, we do not expect to provide a PFIC annual information statement for 2022 or going forward.

If we were characterized as a PFIC for any taxable year, U.S. Holders of our securities would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of our securities treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of our securities. U.S. Holders would also be subject to annual information reporting requirements. In addition, if we were a PFIC in a taxable year in which we paid a dividend or the prior taxable year, such dividends would not be eligible to be taxed at the reduced rates applicable to qualified dividend income (as discussed above). Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of our securities.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of us. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

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

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands substantially in the following form:

The Tax Concessions Act
(As Revised)
Undertaking as to Tax Concessions

In accordance with the provision of The Tax Concessions Act (As Revised), the following undertaking is hereby given to us (the “Company”):

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

I. Subsidiary Information

See the section titled “Information on the Company — D. Organizational Structure” in this Report.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, other receivables in deposits, prepayments and other current assets, net and amount due from related parties. As of December 31, 2022 and December 31, 2021, all of our cash and cash equivalents were held by major financial institutions located in mainland China, Hong Kong and U.S. We believe that these financial institutions are of high credit quality. For accounts receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable is significantly reduced. For amounts due from related parties and other receivables in deposits, prepayments and other current assets, we provide advances to the officers and third parties for daily operation. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Customer Concentration Risk

For the year ended December 31, 2022, four customers accounted for 28%, 28%, 20% and 12% of our total revenues. For the year ended December 31, 2021, four customers accounted for 20%, 14%, 36% and 11% of our total revenues. For the year ended December 31, 2020, two customers accounted for 37% and 35% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2022, 2021 and 2020.

As of December 31, 2022, one customer accounted for 96% of the total balance of our accounts receivable. As of December 31, 2021, one customer accounted for 100% of the total balance of our accounts receivable. As of December 31, 2020, four customers accounted for 65%, 13%, 11% and 10% of the total balance of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of December 31, 2022, 2021 and 2020.

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

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the RMB. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, have negatively affected, and may continue to negatively affect, our revenue and other operating results as expressed in U.S. dollars.

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing monetary asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we have not entered into, but in the future we may enter into, derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the effect hedging activities would have on our results of operations. Foreign currency exchange net losses of $0.54 million, foreign currency exchange net gain of $0.06 million, and $0.03 million were recognized in 2022, 2021, and 2020, respectively.

Inflation risk

Since our inception in 2019, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2022, 2021 and 2020 were increases of 2.0%, 0.9% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if Kazakhstan or other jurisdictions where we conduct our business experiences higher rates of inflation in the future.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving our control objectives.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2022 due to the material weaknesses described below, we believe that the consolidated financial statements included in this Annual Report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Based on that evaluation, our management has concluded that, as of December 31, 2022, our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified below:

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

We expect to complete the measures discussed above by the end of 2023 and will continue to implement measures to remediate our material weakness in order to meet the deadline for management to report on internal controls as required by Section 404(b) of the Sarbanes Oxley Act. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. As such, we cannot assure you that we will remediate our material weaknesses in a timely manner.

ITEM 16.    [Reserved]

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of fees paid or to be paid to Audit Alliance LLP, for services rendered.

Audit Fees.    Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Audit Alliance LLP in connection with regulatory filings. The aggregate fees billed by Audit Alliance LLP for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 6-K for the respective periods and other required filings with the SEC for the period from May 30, 2022 through December 31, 2022 total $198,550. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees.    Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” The aggregate fees billed by Audit Alliance LLP for professional services rendered for audit related fees for the period from May 30, 2022 through December 31, 2022 total $16,550.

Tax Fees.    We did not pay Audit Alliance LLP for tax planning and tax advice for the period from May 30, 2022 through December 31, 2022.

All Other Fees.    We did not pay Audit Alliance LLP for other services for the period from May 30, 2022 through December 31, 2022.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G.CORPORATE GOVERNANCE

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

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18.  FINANCIAL STATEMENTS

The audited financial statements and management’s discussion and analysis of financial condition and result of operations of SAI.TECH Global Corporation for the year ended December 31, 2022, are attached as Exhibit 15.2 to this Form 20-F.

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

4.13	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.8 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on December 3, 2021).
4.14*	Purchase Order with Cloud Ridge Technology Limited, dated as of February 2, 2023.
8.1*	List of subsidiaries of the Company.
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

14.1*	Consent of Audit Alliance LLP.
14.2*	Consent of Marcum Asia CPAs LLP

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

SAI.TECH Global Corporation
	By:	/s/ Risheng Li
Date: April 19, 2023	Name:	Risheng Li
	Title:	Chief Executive Officer

SAI.TECH GLOBAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SAI.TECH Global Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SAI.TECH Global Corporation (formerly known as TradeUP Global Corporation, collectively, the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2022.

Singapore

April 19, 2023
PCAOB ID Number 3487

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SAITECH Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income and cash flows of SAITECH Limited and Subsidiaries (the “Company”) for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows of the Company for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP)

We have served as the Company’s auditor from 2021 to 2022.

New York, NY

October 15, 2021

SAI.TECH GLOBAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except for number of shares and per share data)

	As of December 31, 2021	As of December 31, 2022
	(US$)	(US$)
Assets
Current assets:
Cash and cash equivalents	4,477	11,215
Accounts receivable	1,174	1,541
Inventories	198	152
Cryptocurrencies	83	50
Stablecoin assets	—	4,612
Deposits, prepayments and other current assets, net	948	1,121
Total current assets	6,880	18,691

Property and equipment, net	4,345	1,872
Intangible assets, net	265	94
Operating lease right-of-use assets, net	43	443
Total assets	11,533	21,100

Liabilities and equity
Current liabilities:
Accounts payable	1,261	165
Operating lease liabilities-current	17	188
Advance from customers	62	—
Accrued and other liabilities	25	159
Income tax payable	1	—
Other payable and accrued liabilities	30	43
Total current liabilities	1,396	555
Operating lease liabilities-non-current	27	231
Total Liabilities	1,423	786

Commitments and contingencies – Note 12
Mezzanine equities	12,473	—

Shareholders’ equity:
*Class A Ordinary shares ($0.0001 par value; 330,369,366 shares authorized, 13,315,903 and 2,544,148 shares issued and outstanding in December 31, 2022 and December 31, 2021)	—	1
*Class B Ordinary shares ($0.0001 par value; 9,630,634 shares authorized and outstanding in December 31, 2022 and December 31, 2021)	1	1
Subscription receivable	(9)	—
Additional paid-in capital	13,974	46,030
Accumulated deficit	(16,412)	(25,257)
Accumulated other comprehensive income/(loss)	83	(461)
Total shareholders’ equity	(2,363)	20,314
Total Liabilities and shareholders’ equity	11,533	21,100

____________

*        The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SAI.TECH GLOBAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
(In thousands, except for number of shares and per share data)

	For the year ended December 31,
	2020	2021	2022
	(US$)	(US$)	(US$)
Revenues	1,957	17,038	10,638
Cost of revenues	1,055	15,774	9,498
Gross Profit	902	1,264	1,140

Sales and marketing expenses	1	14,779	1,098
General and administrative expenses	231	2,383	6,080
Research and development expenses	348	419	476
Impairment of long-lived assets	40	135	951
Total operating expenses	620	17,716	8,605

Profit/(Loss) from operations	282	(16,452)	(7,465)
Other income/(expense), net	174	(228)	(1,380)
Profit/(Loss) before income tax	456	(16,680)	(8,845)
Income tax benefit(expenses)	(53)	(24)	—
Net profit/(loss)	403	(16,704)	(8,845)

Other comprehensive loss
Foreign currency translation gain/(loss)	28	57	(544)
Total comprehensive income/(loss)	431	(16,647)	(9,389)

Gain/(Loss) per ordinary share*
Basic and diluted	—	(1.4274)	(0.4601)

Weighted average number of ordinary shares outstanding*:
Basic & Diluted	12,447,760	12,447,760	19,224,614

____________

*        The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

SAI.TECH GLOBAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
(In thousands, except for number of shares and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Series Seed Preferred shares		Subscription receivable	Additional paid-in capital	Statutory reserves	(Accumulated deficit)/ Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity/ (deficit)
	Number of shares*	Amount	Number of shares*	Amount	Number of shares*	Amount
		(US$)		(US$)		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Balance, January 1, 2021	2,544,148	—	9,630,634	1	272,978	—	(9)	156	33	292	23	496
Net loss	—	—	—	—	—	—	—	—	—	(16,704)	—	(16,704)
Accretion to mezzanine equities	—	—	—	—	—	—	—	(1,064)	—	—	—	(1,064)
Share-based payment	—	—	—	—	—	—	—	14,457	—	—	—	14,457
Disposal of an subsidiary	—	—	—	—	—	—	—	425	(33)	—	—	392
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	60	60
Balance, December 31, 2021	2,544,148	—	9,630,634	1	272,978	—	(9)	13,974	—	(16,412)	83	(2,363)

Balance, January 1, 2022	2,544,148	—	9,630,634	1	272,978	—	(9)	13,974	—	(16,412)	83	(2,363)
Net loss	—	—	—	—	—	—	—	—	—	(8,845)	—	(8,845)
Share-based compensation expense	382,250	—	—	—	—	—	—	1,060	—		—	1,060
Reverse recapitalization	4,965,379	—	—	—	—	—	9	18,524	—	—	—	18,533
Conversion into ordinary shares	5,424,126	1	—	—	(272,978)	—	—	12,472	—	—	—	12,473
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(544)	(544)
Balance, December 31, 2022	13,315,903	1	9,630,634	1	—	—	—	46,030	—	(25,257)	(461)	20,314

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SAI.TECH GLOBAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended December 31,
	2020	2021	2022
	(US$)	(US$)	(US$)
Cash flows from operating activities
Net income/(loss)	403	(16,704)	(8,845)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	83	309	1,662
Deferred tax	19	12	—
Bad debt provision	5	—	—
Impairment of long-lived assets	40	135	887
Impairment on intangible assets	—	—	64
Loss on disposal of property and equipment	—	—	718
Share-based payment	—	14,457	1,060
Disposal of construction in progress	—	228	—
Changes in operating assets and liabilities
Accounts receivable	(49)	(1,122)	(366)
Cryptocurrencies	—	(83)	(37)
Deposits, prepayments and other current assets	(237)	(640)	797
Amount due from related parties	(573)	647	—
Accounts payable	45	1,213	(1,096)
Inventories	(851)	721	30
Operating lease right-of-use assets	—	(43)	(411)
Operating lease liabilities-current	—	17	176
Operating lease liabilities-non-current	—	27	209
Income tax payable	33	(36)	—
Advance from customers	(174)	69	(59)
Amount due to related parties	(7)	30	(29)
Other payables and accrued liabilities	228	(220)	278
Net cash used in operating activities	(1,035)	(983)	(4,962)

Cash flows from investing activities
Proceed from sale of property and equipment	—	—	60
Purchase of property and equipment	(325)	(3,970)	(1,872)
Changes in Stablecoin	—	—	(4,612)
Purchase of intangible assets	(434)	—	—
Net cash used in investing activities	(759)	(3,970)	(6,424)

Cash flows from financing activities
Reverse recapitalization	—	—	18,533
Proceeds from issuance of Preferred Shares	2,892	8,191	—
Net cash provided by financing activities	2,892	8,191	18,533
Effect of exchange rate changes	72	(61)	(409)
Net increase in cash and cash equivalents	1,170	3,177	6,738
Cash and cash equivalents at beginning of the year	130	1,300	4,477
Cash and cash equivalents at end of the year	1,300	4,477	11,215

Supplemental disclosure of non-cash financing activities:
Capital injection received using equipment	158	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

1. Organization

SAI.TECH Global Corporation, formerly known as TradeUP Global Corporation (the “Company” or “SAI.TECH”), was incorporated in the Cayman Islands on February 2, 2021. The Company, through its subsidiaries, is primarily engaged in sales of digital assets mining machines to end customers, specialized hosting service to digital asset mining customers, digital mining and mining pool service and other service globally.

a. Reverse recapitalization

On April 29, 2022, the Company consummated the previously announced business combination (the “Business Combination”) with SAITECH Limited, a Singapore based digital mining operator. Following the closing of the Business Combination, SAITECH Limited became a wholly owned subsidiary of TradeUP Global Corporation (“TradeUP”), which subsequently renamed to “SAI.TECH Global Corporation”. The transaction is accounted for as a recapitalization, SAITECH Limited is determined as the predecessor and the historical financial statements of SAITECH Limited became the Company’s historical financial statements, with retrospective adjustments to give effect of the recapitalization. The equity is restated using the exchange ratio of 0.13376 established in the recapitalization transaction, which is $188 million and $10.00 per share (the “exchange ratio”) divided by 140,551,496 (total ordinary shares outstanding of SAITECH Limited), and together with holders of 3,492,031 TradeUP Class A Ordinary Shares, remaining after the redemption of 2,071,735 shares, received 3,492,031 Class A Ordinary Shares, holders of 272,247 TradeUP Class B Ordinary Shares received 272,247 Class A Ordinary Shares, and holders of 2,244,493 TradeUP Warrants received Warrants to purchase 2,244,493 Class A Ordinary Shares, to reflect the equity structure of the Company.

Following completion of the Business Combination, holders of 28,000,000 SAITECH Limited Class A Ordinary Shares, remaining after the redemption of 24,254,751 shares, received 3,745,249 Class A Ordinary Shares, holders of 2,040,816 SAITECH Limited Series Seed Preferred Shares, remaining after the redemption of 1,767,838 shares, received 272,978 Class A Ordinary Shares, holders of 7,288,630 SAITECH Limited Series Angel Preferred Shares, remaining after the redemption of 6,313,711 shares, received 974,919 Class A Ordinary Shares, holders of 14,599,115 SAITECH Limited Series Pre-A Preferred Shares, remaining after the redemption of 12,646,352 shares, received 1,952,763 Class A Ordinary Shares, and holders of 16,622,935 SAITECH Limited Series A Preferred Shares, remaining after the redemption of 14,399,469 shares, received 2,223,466 Class A Ordinary Shares.

There are an aggregate of 12,933,653 Class A Ordinary Shares issued and outstanding, and 2,244,493 Class A Ordinary Shares issuable upon the exercise of the warrants to purchase Class A Ordinary Shares outstanding, with an exercise price of $11.50 per share.

Loss/(income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The par value of ordinary shares remained $0.0001, the subscription receivable was adjusted retrospectively from negative $9 to $nil, and the difference was adjusted retrospectively as in addition paid-in capital as of December 31, 2022 and then after. The preferred shares which were presented in mezzanine equities and Series Seed Preferred Shares were adjusted retrospectively into Class A ordinary shares and additional paid-in capital as of December 31, 2022 and then after.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

1. Organization (cont.)

The consolidated statements of changes in equity for the years ended December 31, 2021 and 2020 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share — basic and diluted was adjusted retrospectively from 93,061,216 to 18,800,009 for the years ended December 31, 2021 and 2020. The loss per share before and after the retrospective adjustments are as follows.
	Year Ended December 31,
	2020		2021
	Before adjustment	After adjustment	Before adjustment	After adjustment
Net loss per share attributable to ordinary shareholders of SAI.TECH Global Corporation.
– Basic and diluted	—	—	(0.0019)	(1.4274)
Weighted average shares used in calculating net loss per share
– Basic and diluted	93,061,216	12,447,760	93,061,216	12,447,760

b. Reorganization

Prior to the Business Combination, SAITECH undertook a series of steps as follows to restructure its business (the “Reorganization”):

The Company incorporated Superlative Accelerating Infinite Limited (“Superlative Accelerating”) under the laws of the British Virgin Islands and Superlative Accelerating incorporated Silicon Asset Investment Limited (“Silicon Asset”) under the laws of Hong Kong, as its wholly owned subsidiary, in April 2021. In April 2021, Silicon Asset incorporated a wholly owned subsidiary, Hangzhou Dareruohan Technology Co., Ltd. (“SAI WOFE”) in Hangzhou, the PRC.

Effective on April 22, 2021, the Company acquired control over Beijing SAI and its subsidiary, Xinjiang Silicon Substrate Heating Power Co., Ltd. (“Xinjiang Silicon”) by entering into a series of contractual agreements (the “VIE Agreements”). The VIE Agreements enable SAI WOFE to (i) have power to direct the activities that most significantly affect the performance of Beijing SAI, and (ii) receive the benefits of Beijing SAI that could be significant to Beijing SAI. SAI WOFE is fully and exclusively responsible for the management of Beijing SAI, absorbs all risk of losses of Beijing SAI and has the exclusive right to exercise all voting rights of Beijing SAI’s shareholders. Therefore, in accordance with ASC 810 “Consolidation”, SAI WOFE is considered as the primary beneficiary of Beijing SAI and its subsidiary and has consolidated Beijing SAI’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements. Beijing SAI is controlled by the same shareholder since incorporation and after the reorganization. Accordingly, Beijing SAI became the VIE of the Company and the Company, through its wholly owned subsidiaries, Superlative Accelerating, Silicon Asset and SAI WOFE, become the primary beneficiary of Beijing SAI and its subsidiary (the “Reorganization”).

Since the Company, its wholly owned subsidiaries and the VIE were effectively controlled by the same shareholders immediately before and after the Reorganization completed on April 22, 2021, as described above, the Reorganization was accounted for as a recapitalization. As a result, the consolidation of the Company, its subsidiaries and the VIE has been accounted for at historical cost, as a transaction between entities under common control in a manner similar to polling of interest for the year ended December 31, 2020.

On August 31, 2021, the Company terminated the VIE Agreements. As a result, the corporate structure of the Company no longer contains a VIE structure starting from August 31, 2021.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

1. Organization (cont.)

c. Subsidiaries

As of December 31, 2022, the Company’s major subsidiaries were summarized as follows:
Name of the entity	Date of incorporation	Percentage of ownership	Place of incorporation	Principle business activities
Subsidiaries
Superlative Accelerating Infinite Limited	February 5, 2021	100%	BVI	Investment holding
Sustainable Available Innovative Limited	July 14, 2021	100%	BVI	Investment holding
Silicon Asset Investment Limited	March 3, 2021	100%	Hong Kong	Investment holding
Sustainable Available Innovative Pte. Ltd.	August 18, 2021	100%	Singapore	Investment holding
Sustainable Available Innovative Asia Ltd	August 26, 2021	100%	Republic of Kazakhstan	Investment holding
Hangzhou Dareruohan Technology Co., Ltd.	April 2, 2021	100%	PRC	Research and Development
Nanjing SuannengWuxian Techology Co. Ltd.(1)	June 4, 2020	100%	PRC	Research and Development
SAI US INC.	February 24, 2022	100%	U.S.	Business

____________

(1)      On August 9, 2021, the Company completed the acquisition of Nanjing SuannengWuxian Techology Co. Ltd. (“Nanjing SuannengWuxian”), an entity under common control by one of our principal shareholders. Nanjing SuannengWuxian provides crypto mining service to its customers.

Prior to August 31, 2021 total assets and liabilities presented on the Company’s consolidated balance sheets, net revenues, operating cost and expenses, and net income presented on the Company’s consolidated statements of operations and comprehensive (loss)/income, as well as the cash flows from operating, investing and financing activities presented on the Company’s consolidated statements of cash flows are substantially the financial position, result of operations and cash flows of the Company’s consolidated VIE . The following balances and amounts of the VIE were included in the Company’s consolidated financial statements as of December 31, 2022 and 2021 or for the year ended December 31, 2022, 2021 and 2020.
	As of December 31, 2021	As of December 31, 2022
	(US$)	(US$)
Total Assets	—	—
Total liabilities	—	—
	For the Year Ended December 31,
	2020	2021	2022
	(US$)	(US$)	(US$)
Net revenues	1,957	6,737	—
Net income/(loss)	403	(309)	—
Cash flow (used in)/provided by operating activities	(1,035)	3,112	—
Cash flow (used in)/provided by investing activities	(759)	64	—
Cash flow provided by/(used in) financing activities	2,892	(2,500)	—

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies

a) Basis of presentation

The Company’s consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b) Principles of consolidation

The Company’s consolidated financial statements include the accounts of the Company, its subsidiaries and its consolidated VIE, of which the Company is the primary beneficiary, from the dates they were acquired or incorporated till August 2021 when VIE agreement was terminated. All inter-company transactions and balances have been eliminated upon consolidation.

c) Liquidity

For the year ended December 31, 2022, the Company had a net loss of $8.8 million and net cash outflow in operating activities of $5.0 million. As of December 31, 2022, our consolidated current assets exceeded our consolidated current liabilities by $18.1 million, we had cash and cash equivalents of $11.2 million, and accumulated deficit of $25.3 million. The Company believes its current cash on hand is sufficient to meet its operating and capital requirement for at least the next twelve months from the date these financial statements are issued.

d) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables, impairment losses for long-lived assets including intangible assets, impairment loss for cryptocurrencies, valuation allowance for deferred tax assets, provision for inventory, estimated forfeiture rate in calculation of share-based payment, the incremental borrowing rate used to calculate right of use assets and lease liabilities, useful lives of intangible assets and property, plant and equipment and revenue recognition. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

e) Foreign currency translation and transactions

Historically the Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s financial statements are reported using U.S. Dollars (“US$”, or “$”). The functional currency for the Company in Cayman Island is US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. The consolidated statements of operations and comprehensive (loss)/income and cash flows denominated in foreign currency are translated at

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

the average rate of exchange during the reporting period, and shareholders’ equity/(deficit) is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive (loss)/income in shareholders’ equity.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:
	As of December 31, 2021	As of December 31, 2022
Balance sheet items, except for equity accounts	6.3726	6.9646
	For the Year Ended December 31,
	2020	2021	2022
Items in the consolidated statements of operations and comprehensive (loss)/income, and cash flows	6.9042	6.4000	6.7190

No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate stated above, or at any other rate.

f) Cash and cash equivalents

Cash and cash equivalents consist of bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

g) Accounts receivable

The Company records accounts receivable at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2022 and 2021, the Company did not recorded any allowances for doubtful accounts against its accounts receivable.

h) Inventories

Inventories, consisting of digital mining cabinets and related accessories for the production purpose, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the identified cost of the specific item. Inventory is written down for damaged and slow-moving digital asset mining machines, which is dependent upon factors such as historical and forecasted consumer demand and expected selling price. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive (loss)/income. For the year ended December 31, 2022 and 2021, the Company did not recognize any write down on inventories.

i) Cryptocurrency assets

Cryptocurrency assets are included in current assets in the accompanying consolidated balance sheets. Cryptocurrency assets generated from the cryptocurrency mining business and the mining pool business are accounted for in connection with the Company’s revenue recognition policy disclosed below.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the year ended December 31, 2022, 2021 and 2020, the Company recorded $64, nil and nil in cryptocurrency impairment loss.

Cryptocurrencies generated from the cryptocurrency mining business and the mining pool business as well as the cryptocurrencies distributed to mining pool participants are included within operating activities in the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of cryptocurrencies in the consolidated statements of operations and comprehensive (loss)/income. The Company accounts for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

j) Stablecoin assets

Stablecoin is included in current assets in the accompanying consolidated balance sheets. The Company holds positions in the stablecoins USD Coin (USDC) and Tether (USDT), which are cryptocurrencies, but are considered a financial instrument in accordance with ASC Topic 825. These stablecoins are recognized in the consolidated balance sheets as investment recognized at fair value.

k) Property and equipment, net

The Company’s property and equipment are recorded at cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:
Furniture, fixture and other equipment	3 years
Electronic equipment	3 – 5 years
Plant	Shorter of useful life or lease term

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition. For the year ended December 31, 2022, 2021 and 2020, the Company recognized $718, $317 and nil on loss from disposal of property and equipment, net.

l) Intangible assets, net

The Company’s intangible assets primarily consisted of purchased software used for specific digital asset mining machines to increase the computing power or reduce power consumption. The software is initially recorded at purchased cost and amortized on a straight-line basis over the estimated useful lives of 3 years.

m) Construction in process

Direct costs that are related to the construction of equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in process. Construction in process is transferred to specific plants and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

n) Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. For the year ended December 31, 2022, 2021 and 2020, the Company recognized $912, nil and $40 on impairment loss on long-lived assets.

o) Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable and stablecoin. The carrying values of these financial instruments’ approximate fair values due to their short term in nature.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:
Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

p) Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

Sales of products

Revenue generated from sales of products occurs for the sales of digital asset mining machines to end customers. The Company presents the revenue generated from its product sales on a gross basis as the Company acts as the principal and has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Company also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

Revenues are measured as the amount of consideration the Company expects to receive in exchange for transferring control of products to customers. Consideration from product sales is recorded net of value-added tax, and there is generally no other performance obligation other than the delivery of products. Proceeds from product sales are recognized as revenue at the point in time when the receipt of product is confirmed by the customer.

Hosting service

Revenues generated from hosting service is earned by the Company to perform hosting service and daily maintenance of servers for customers throughout the contractual period. The single performance obligation is to provide an environment for the servers to operate continuously which is satisfied over time. Such hosting service revenue is recognized over time as the performance obligation is satisfied over the term of the contracts with customers.

Mining pool services

The Company operates its mining pool, Sai.plus, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network, in exchange for a fee (“pool operator fee”) for its coordination efforts as the pool operator. The Company receives all the mining rewards in its own name, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. The mining rewards include the block rewards and the transaction verification fees related to the transactions included in the block.

The Company considers itself the principal in transactions with the blockchain networks and recognizes the mining pool revenue on a gross basis. The performance obligation is to create or validate each block. Revenue is recognized at the point when the block creation or validation is complete and the Company has received the rewards. Revenue is measured at the fair value of rewards upon receipt, which is not materially different than the fair value at contract inception. The Company considers itself the principal in transactions with the blockchain networks as it coordinates all the computing power within the mining pool, delivers such aggregated computing power to the blockchain network, collects centrally all mining rewards and distributes them in accordance with the predetermined sharing mechanisms. The Company has control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, the Company dictates the tasks and the participants’ mining machines merely follow the allocation prescribed by the Company. As a result, the Company is primarily responsible for fulfilling the promise to provide the specified service. Further, under existing sharing mechanisms, the Company is exposed to the risk that actual block rewards may differ from expected rewards, therefore, bears the inventory risk before the specified service has been transferred to a customer. The Company provides mining pool services under Sai.plus.

Mining Revenue.

The Company have entered into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and our enforceable right to compensation only begins when we provide computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are immaterial and are recorded as a deduction from revenue), for successfully adding a block to the blockchain.

q) Income taxes

The Company follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets,

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

if based on the weight of available evidence, it is more-likely-than-not that the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of operations and comprehensive (loss)/income in the period that includes the enactment date.

r) Uncertain tax positions

The Company uses a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Company’s Hong Kong and PRC subsidiaries and VIE are subject to examination by the relevant local tax authorities.

According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the year ended December 31 2022, 2021 and 2020, the Company did not have any material interest or penalties associated with tax positions. The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2022 and 2021. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

s) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Consequently, the Company has determined that it has two reportable operating segments.

In addition, the Company’s chief operating decision maker makes resource allocation decisions and assesses performance based on the different business operating results instead of the geographic location operating results. Therefore, no geographical segments are presented.

t) Earnings per share

Earnings (loss) per share is computed in accordance with ASC 260. The two-class method is used for computing earnings per share in the event the Company has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Series Angel and Series Pre-A Preferred Shares issued by the Company qualified as participating securities because they have the same participating rights on the earnings of the Company as ordinary shares on an as-converted basis after the preferred shareholders receive non-cumulative annual dividends up to 100% of the original issue price for each of the preferred shares.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

Basic earnings (loss) per ordinary share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the preferred shares using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied. For the year ended December 31 2022, 2021 and 2020, there were no dilutive shares.

u) Share based compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.

v) Commitments and contingencies

The Company accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred. As of December 31, 2022 and 2021, there were no contingent liabilities relating to litigations against the Company.

w) Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities.

3. Inventories

Inventories consisted of the following:
	As of December 31, 2021	As of December 31, 2022
	US$	US$
Heat recovery cabinet	198	—
Accessories	—	152
	198	152

Inventories are stated at the lower of cost or net realizable value. No impairment was recorded for the year ended December 31, 2022 and 2021.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

4. Deposits, Prepayments and Other Current Assets, net

Prepaid expenses and other current assets consisted of the following
	As of December 31, 2021	As of December 31, 2022
	US$	US$
Deposits for office spaces leases	133	78
Prepaid purchase of inventory(i)	147	—
Staff advances	38	—
Deductible VAT tax	617	562
Other current assets(ii)	13	481
Deposits, prepayments and other current assets, cost	948	1,121
Less: bad debt provision	—	—
Deposits, prepayments and other current assets, net	948	1,121

____________

(i)      Prepaid purchase of inventory mainly consists of the advance deposit to suppliers of mining equipment.

(ii)     Other current assets mainly consist of the advance payment to service providers and deposit to the power supplier in connection with the Company’s hosting service.

5. Property and Equipment, Net

Property and equipment, net, consisted of the following
	As of December 31, 2021	As of December 31, 2022
	US$	US$
Electronic equipment	3,351	2,288
Furniture, fixtures and other equipment	1,034	1,332
Plants	89	83
Property and equipment, cost	4,474	3,703
Less: accumulated depreciation	(129)	(982)
Impairment	—	(849)
	4,345	1,872

Depreciation expenses for the year ended December 31, 2022, 2021 and 2020 were approximately $1,506, $152 and $34 respectively.

6. Intangible Assets, Net

Intangible asset, net, consisted of the following
	As of December, 2021	As of December, 2022
	US$	US$
Purchased software	344	311
Less: accumulated amortization	(79)	(217)
	265	94

Amortization expenses for the year ended December 31, 2022, 2021 and 2020 were approximately $138, $157 and $49 respectively.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

7. Operating Leases

The Company entered into various operating lease agreements, mainly including operation in Kazakhstan, which was started in August, 2021, office lease, which was started in March, 2022, and operation lease in Ohio, U.S., which was started in August, 2022. The remaining lease terms ranges from 1.5 to 3 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Company’s consolidated balance sheet.
	As of December 31, 2021	As of December 31, 2022
	US$	US$
Right-of-use assets, net	43	443
Impairment of right-of-use assets	—	—
Right-of-use assets, net	43	443
Operating lease liabilities – current	17	188
Operating lease liabilities – non-current	27	231
Total operating lease liabilities	44	419

For the year ended December 31, 2022, 2021 and 2020, the Company recorded short-term lease costs of $139, $8 and nil respectively. Cash paid for amounts included in the measurement of operating lease liabilities were $139, nil and nil for the year ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, the weighted average remaining lease term was 2.1 years and the weighted average discount rate was 4.6%.

The following table summarizes the maturity of operating lease liabilities as of December 31, 2022:
US$
2023	209
2024	202
Total	30
Less: imputed interest	(22)
Present value of lease liabilities	419

8. Income Taxes

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s subsidiaries incorporated in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by the BVI company to its respective shareholders, no BVI withholding tax will be imposed.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

8. Income Taxes (cont.)

Hong Kong, PRC

Under the current Hong Kong tax laws, a two-tier corporate income tax system was implemented in Hong Kong, which is 8.25% for the first HK$2.0 million profits, and 16.5% for the subsequent profits. Under the HK tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Hong Kong subsidiaries to the Company are not subject to any Hong Kong withholding tax.

Mainland, PRC

The Company’s PRC subsidiaries are governed by the income tax law of the PRC and are subject to the PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. The income tax rate of a Company’s PRC subsidiaries is 25%.

The income tax rate of the Company’s VIE and VIE subsidiary is 25% for the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020. On August 31, 2021, the Company terminated the VIE Agreements. As a result, the corporate structure of the Company no longer contains a VIE structure effective August 31, 2021.

Singapore

Sustainable Available Innovative Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2022, 2021 and 2020.

United States (“U.S.”).

SAI US INC. is incorporated in the U.S. and is subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% is effective beginning in 2018.

For the year ended December 31, 2022, 2021 and 2020, the Company’s income tax expense consisted of:
	For Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Current tax expense	33	24	—
Deferred tax expense	20	—	—
	53	24	—

A reconciliation of the income tax expense determined at the PRC statutory income tax rate to the Company’s actual income tax expense is as follows:
	For Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Loss before income tax expense	456	(16,680)	(8,845)
PRC statutory income tax rate	25%	25%	25%
Income tax at PRC statutory income tax rate	114	(4,170)	(2,211)
Super deduction of qualified R&D expenditures	(65)	—	—
Expenses not deductible	3	4,141	265
Change in valuation allowance	1	53	—
Change in unrecognized deferred tax asset	—	—	1,946
Income tax expense	53	24	—

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

8. Income Taxes (cont.)

The Group’s deferred tax assets at December 31, 2022 and 2021 were as follows:
	As of December 31, 2021	As of December 31, 2022
	US$	US$
Deferred tax assets	53	—
Less, valuation allowance	(53)	—
Deferred tax assets, net	—	—

The following represents a roll-forward of the valuation allowance:
	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Beginning balance	—	1	—
Deferred tax assets-provision for current year	1	52	—
Less, valuation allowance	—	(53)	—
Deferred tax assets, net	1	—	—

9. Redeemable Preferred Shares

Series A Preferred Shares Issuance

On April 22, 2021, the Company entered into an investment agreement with certain investors, to issue 16,466,767 series A preferred shares (“Series A Preferred Shares”), with par value of US$0.0001 each, for an aggregated consideration of US$8,156. The issuance price of the Series A Preferred Shares is US$0.4953.

In addition, the Company was committed to issue 9,864,312 Series Pre-A Preferred Shares to three shareholders holding a total 7.99% equity interest of Beijing SAI, who are currently in the progress of changing from a shareholder of Beijing SAI to a direct investor of the Company (Note 1). The 9,864,312 Series Pre-A

Preferred Shares will be issued to the three shareholders once they have obtained all approval from PRC government and their capital contribution in the Company has been completed.

Automatic conversion event was added for Series Angel, Series Pre-A and Series A preferred shares along with the issuance of Series A Preferred Shares on April 22, 2021, which is each series of Preferred Shares shall automatically be converted into Class A Ordinary Shares, at the then applicable conversion price upon (i) closing of a Qualified Initial Public Offering (“Qualified IPO”) or (ii) the written approval of the holders of a majority of each respective series of preferred shares.

The Beneficial conversion feature (“BCF”) exists when the conversion price of the Series A Preferred Shares is lower than the fair value of the Class A Ordinary Shares at the commitment date, which is the issuance date of Series A Preferred Shares. No BCF was recognized for the Series A Preferred Shares as the fair value of the Class A Ordinary Shares at the commitment date was less than its most favorable conversion price. The fair value of the Company’s Class A Ordinary Shares was determined with the assistance of an independent third-party valuation firm.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

9. Redeemable Preferred Shares (cont.)

Additional Preferences of Preferred Shares after the Reorganization

Additional Redemption Rights

Upon the Reorganization, a new redemption event is added that Series Angel, Series Pre-A and Series A Preferred Shares are redeemable after the sixth anniversary of the issuance of Series A Preferred Shares (April 22, 2021) if a Qualified IPO or trade sale (the sales, through one or a series of transactions, of all or substantially all of the equity securities or assets or undertaking of the Company) does not occur.

As it was not probable for the Redemption Event to happen before the reorganization, the Preferred Shares were not considered currently redeemable, and no accretions were made until the reorganization when the Qualified IPO and trade sale redemption term is added. The Group accretes changes in the redemption value from the date of reorganization and continue until such time to the redemption (6 years) date using interest method at a simple annual interest rate of 10%. The accretion will be recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

The Preferred Shares are classified in mezzanine equity between the liabilities and the permanent equity on the consolidated balance sheets due to the conditional redemption right upon the occurrence of the redemption events which are beyond the Group’s control. As of December 31, 2021 and 2022, the mezzanine equities are $12,473 and nil, respectively.

The change in the number of redeemable preferred shares for the years ended December 31, 2020, 2021 and 2022 is as follows:
	For the years ended December 31,
	2020	2021	2022
	(‘000)	(‘000)	(‘000)
Number of redeemable preferred shares
Opening balance	—	21,000	37,730
Issuance of Series Angel Preferred Shares(1)	4,000	—	—
Conversion of Beijing SAI preferred shares due to reorganization(1)	—	(21,000)	—
Issuance of Series Angel Preferred Shares of the Company due to reorganization(2)	—	7,289	—
Issuance of Series Pre-A Preferred Shares of the Company due to reorganization(3)	17,000	13,974	—
Issuance of Series A Preferred Shares(4)	—	16,467	—
Conversion into Ordinary Shares(5)			(37,730)
Ending balance	21,000	37,730	0

____________

(1)      The investment in a PRC entity is not presented in the form of single unit share, but the amount and percentage in paid-in capital of the entity. The number of shares presented is under the assumption that RMB1 ($0.15) is equal to 1 unit of share.

(2)      Series Angel Preferred Shares have a par value of $0.0001, with 7,288,630 shares authorized and issued.

(3)      Series Pre-A Preferred Shares have a par value of $0.0001, with 13,974,442 shares authorized. The number of Series Pre-A Preferred Shares issued during 2021 includes 4,110,130 Series Pre-A Preferred Shares issued at reorganization and 9,864,312 Series Pre-A Preferred Shares to be issued upon exercise of the warrants that were granted to three investors of Beijing SAI, as the exercise of these warrants were considered to be administrative procedures and the Company does not expect any circumstances under which those shares would not be issued. The $1.86 million for the exercise of the warrants is considered to be paid by the warrant holders at their Series Pre-A investment on Beijing SAI in September 2020. The administrative procedures for the exercise of the warrants have been completed and the funds were received by SAI on September 9, 2021,

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

9. Redeemable Preferred Shares (cont.)

and the 9.8 million Series Pre-A Preferred Shares were issued on the same date. The Company considered the Series Pre-A Preferred Shares should be retrospectively stated in the financial statements as if they had been issued on September 2020 and were considered outstanding as of the balance sheet date.

(4)      Series A Preferred Shares has a par value of $0.0001, with 17,247,608 shares authorized and 16,466,767 shares issued.

(5)      The redeemable preferred shares are transferred to Class A Ordinary Shares following the Business Combination, see Note 1a for more information.

On April 29, 2022, the redeemable preferred shares were transferred into Class A Ordinary Shares following the Business Combination based upon a conversion ratio of 0.13376. The change in the number of redeemable preferred shares for the years ended December 31, 2020, 2021 and 2022 is restated as following:
	For the years ended December 31,
	2020	2021	2022
	(‘000)	(‘000)	(‘000)
Number of redeemable preferred shares
Opening balance	—	2,928	5,151
Issuance of Series Angel Preferred Shares(1)	975	—	—
Conversion of Beijing SAI preferred shares due to reorganization(1)	—	(2,928)	—
Issuance of Series Angel Preferred Shares of the Company due to reorganization(2)	—	975	—
Issuance of Series Pre-A Preferred Shares of the Company due to reorganization(3)	1,953	1,953	—
Issuance of Series A Preferred Shares(4)	—	2,223	—
Conversion into Ordinary Shares(5)	—	—	(5,151)
Ending balance	2,928	5,151	—

____________

*        The shares and per share data are presented on a retroactive basis to reflect the reorganization, see Note 1a for more information.

The change in the balance of the mezzanine equities for the years ended December 31, 2020, 2021 and 2022 is as follows:
	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Opening balance	—	3,218	12,473
Series Angel Preferred Shares(1)	613	—	—
Series A Preferred Shares(2)	2,605	8,156	—
Accretion during the period(3)	—	1,064	—
Currency translation adjustment	—	35	—
Conversion into Ordinary Shares(4)	—	—	(12,473)
Ending balance	3,218	12,473	—

____________

(1)      The issuance of Series Angel Preferred Shares on March 28, 2020, pursuant to which 6.67% of the equity interest of Beijing SAI were transferred for a total consideration of RMB4,000 ($613).

(2)      The issuance of Series A Preferred Shares of 16,466,767 on April 22, 2021, with the par value of $0.0001, for the total consideration of $2,605.

(3)      Accretion provided for the redemption rights for Series Angel, Series Pre-A and Series A Preferred Shares to the redemption value.

(4)      Since the redeemable preferred shares are transferred into Class A Ordinary Shares following the Business Combination, there is no redeemable value of those shares, see Note 1a for more information

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

10. Restricted Net Assets

The Company’s operations are conducted through its PRC subsidiary and historically the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiary and VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital, additional paid-in capital of the PRC subsidiary and VIE, including the mezzanine equity which are part of the paid in capital and additional paid-in capital of the VIE, included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the PRC regulations on Enterprises with Foreign Investment, a WOFE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WOFE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Company’s WOFE is subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Company’s PRC consolidated entities are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2022 and 2021, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries that are included in the Company’s consolidated net assets were approximately $10,358 and $7,510, respectively.

11. Employee Defined Contribution Plan

Full time employees of the Company’s subsidiaries in U.S., Singapore and PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of U.S., Singapore and PRC require that the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as incurred. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were $257, $93 and $9, respectively, for the year ended December 31, 2022, 2021 and 2020.

12. Share-based Payment

On September 8, 2021, the Company granted 8,979,600 restricted Class A Ordinary Shares to Make World Better Limited (“Recipient”), which is an entity wholly owned by Mr. Fan Yinliang (“Mr. Fan”) who is a consultant to the Company. The restricted shares are granted with a purchase price of $0.0001 per share and are fully vested upon grant and was fully issued as of December 31,2021. This grant is to reward Mr. Fan for his service of introducing digital asset mining resources providers outside China. This share-based payment, which was $14,457, was accounted for as sales and marketing expenses based on the Group’s fair value at the grant date in the statement of operations for the year ended December 31, 2021.

Share Incentive Plans

The company have incentive plan for the granting of share-based awards, including restricted share units, to management and employees.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

12. Share-based Payment (cont.)

2021 Share Incentive Plan

On April 22, 2022, the Company’s shareholders adopted the 2021 Share Incentive Plan, which provides for the issuance of up to an initial 1,812,663 Class A ordinary shares and subject to such adjustments in the plan, the then-applicable Share Reserve number will automatically increase (but not decrease) on January 1st of each year commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) three percent (3%) of the total number of ordinary shares of New SAI outstanding on December 31st of the preceding year and (ii) such fewer number of Class A ordinary shares that the Board or any Committee may determine prior to January 1st of a given year; provided, if the effective date of the New SAI Incentive Plan is after January 1, 2022, then the initial automatic increase shall occur on January 1, 2023 and the increases shall end on (and including) January 1, 2032.

As of December 31, 2022, 410,663 shares were available for grant under the 2021 Share Incentive Plan.

A summary of the Company’s unvested time-based restricted common stock activity in the year ended December 31, 2022 is as follows:
Number of Shares
Unvested at December 31, 2021	1,812,663
Vested	382,250
Granted	981,000
Forfeited	38,750
Unvested at December 31, 2022	410,663

13. Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and due from related parties. As of December 31, 2022, all of the Company’s cash and cash equivalents was held by major financial institutions located in PRC, Hong Kong, U.S., and Cayman. The Company believes that these financial institutions are of high credit quality. For accounts receivable, the Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, the Company reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Company considers that the Company’s credit risk for accounts receivable is significantly reduced. For amount due from related parties, the Company provides advances to the officers for daily operation. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

13. Concentration of Risk (cont.)

Concentration of customers

The following tables summarized the information about the Group’s concentration of customers as of and for the years ended December 31, 2022 and 2021, respectively:
	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
Year Ended December 31, 2022
Revenues, customer concentration	—	—	—	—	—	12%	—	—	—	—	—	—	—	28%	20%	28%	—	—	—	—
Year Ended December 31, 2022
Purchases, supplier concentration	—	—	—	—	—	—	—	—	—	—	—	—	11%	—	—	—	*	28%	27%	21%
As of December 31, 2022
Accounts receivable, customer concentration	—	—	—	—	—	—	—	—	—	—	—	—	—	—	*	96%	—	—	—	—
As of December 31, 2022
Accounts payable, supplier concentration	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	16%	—	—	—
	A	B	C	D	E	F	G	H	I	J
Year Ended December 31, 2021
Revenues, customer concentration	20%	14%	36%	11%	*	*	—	—	—	—
Year Ended December 31, 2021
Purchases, supplier concentration	—	—	—	—	—	—	19%	16%	*	*
As of December 31, 2021
Accounts receivable, customer concentration	*	—	—	—	—	100%	—	—	—	—
As of December 31, 2021
Accounts payable, supplier concentration	—	—	—	—	—	—	—	—	—	99%

____________

*        Less than 10%.

—      No transaction incurred during the year/no balance existed as of the balance sheet date.

14. Commitments and Contingencies

Operating lease commitment:

The information of operating lease commitment is provided in Note 7.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

15. Earnings/(Loss) Per Share

Basic and diluted loss per ordinary share for each of the period presented is calculated as follows:
	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Numerators
Net profit/(loss)	403	(16,704)	(8,845)
Less: Net income allocated to Series Angel and Series Pre-A preferred share	(403)	—	—
Accretion on mezzanine equities	—	(1,064)	—
Adjusted net profit (loss)	—	(17,768)	(8,845)
Denominators
Weighted average number of ordinary shares outstanding-Basic and diluted*	12,447,760	12,447,760	19,224,614
Loss per ordinary share-Basic and diluted	—	(1.4274)	(0.4601)

____________

*        The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 29, 2022

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the year ended December 31, 2022, 2021 and 2020, the Company had no dilutive shares.

16. Amount due from/(to) related parties

The following is a list of the related parties with whom the Company conducted transactions for the year ended December 31, 2022, 2021 and 2020, and their relations with the Company:
Name of the related parties	Relation with the Company
Mr. Risheng Li	Founder, chairman of board of director, chief executive officer
Mr. Liedong Wang	Senior executive officer
Mr. Dahan Bao	Senior executive officer
	As of December 31, 2021	As of December 31, 2022
	US$	US$
Amount due from related parties
Mr. Risheng Li	—	—
	—	—
	As of December 31, 2021	As of December 31, 2022
	US$	US$
Amount due to related parties
Beijing SAI	30	—
	30	—

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

16. Amount due from/(to) related parties (cont.)

Amount due from related parties represents cash advanced to these officers for operation of the Company and are all subsequently collected. Amount due to related parties represents reimbursement payable to the management used for daily operation.

The related party transactions summarized by different natures are as follows:
	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Settlement of advance to related parties for daily operation
Mr. Risheng Li	406	235	—
Mr. Liedong Wang	396	415	—
Mr. Dahan Bao	31	30	—

Repayment from related parties
Mr. Risheng Li	203	36	—
Mr. Liedong Wang	22	14	—
Mr. Dahan Bao	—	—	—

17. Segment Information

The Company applies ASC 280, Segment Reporting, in determining its reportable segments. The Company has two reportable segments: equipment sales & hosting and mining pool business. The guidance requires that segment disclosures present the measure(s) used by the Chief Operating Decision Maker (“CODM”) to decide how to allocate resources and for purposes of assessing such segments’ performance. The Company’s CODM is comprised of several members of its executive management team who use revenue and cost of revenues of our three reporting segments to assess the performance of the business of our reportable operating segments. As a result, the Company has two reportable segments, including equipment sales & hosting and mining pool business.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

17. Segment Information (cont.)

The following table details revenue and cost of revenues for the Company’s reportable segments for the year ended December 31, 2022, 2021 and 2020, and reconciles to net income (loss) in the consolidated statements of operations:
	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Reportable segment revenue:
Revenue – equipment & hosting	$1,957	$9,558	$9,929
Revenue – mining pool	—	7,480	676
Revenue – mining	—	—	33
Total segment and consolidated revenue	1,957	17,038	10,638
Reportable segment cost of revenue
Cost of revenues – equipment & hosting	1,055	8,382	8,802
Cost of revenues – mining pool	—	7,392	676
Cost of revenues – mining			20
Total segment and consolidated cost of revenues	1,055	15,774	9,498
Reconciling Items:
Selling, general and administrative expenses	(232)	(17,162)	(7,178)
Research development expenses	(348)	(419)	(476)
Impairment of long-lived assets	(40)	(135)	(951)
Other income/(expense)	174	(228)	(1,380)
Income tax expense	(53)	(24)	—
Net profit/(loss)	$403	$(16,704)	$(8,845)

18. Subsequent Events

The Company has evaluated subsequent events through the issuance of the combined and consolidated financial statements and no subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

19. Parent Only Information

SAI.TECH Global Corporation (the “Parent Company”) was incorporated on January 26, 2021, and have become parent company of the Company since the completion of the Business Combination on April 29, 2022. Following the closing of the Business Combination, SAITECH Limited became a wholly owned subsidiary of TradeUP Global Corporation (“TradeUP”), which subsequently renamed to “SAI.TECH Global Corporation”. The transaction is accounted for as a recapitalization, SAITECH Limited is determined as the predecessor and the historical financial statements of SAITECH Limited became the Company’s historical financial statements, and SAI.TECH Limited’s financial statements are determined as the Company’s Parent Company financial statements. See Note 1a — “Reverse recapitalization” for more information.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

19. Parent Only Information (cont.)

The following disclosures presented the financial positions of the Parent Company as of December 31, 2021 and 2022, and results of operations and cash flows for the years ended December 31, 2022, 2021 and 2020, as if the current corporate structure has been in existence throughout the periods presented.

The audited condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements.

Condensed Balance Sheets
(In thousands, except for share and per share data, or otherwise stated)
	As of December 31, 2021	As of December 31, 2022
	US$	US$
Assets
Cash	3,311	9,376
Amount due from subsidiaries and VIE	—	—
Accounts receivable	1,174	57
Other receivables	—	474
Amounts due from related parties	7,400	16,407
Long-term investment	100	50
Investments in subsidiaries and VIE	—	—
Cryptocurrencies	4	18
Operating lease right-of-use assets	43	27
Total Assets	12,032	26,409
Accounts payable	1,259	163
Accrued payroll	—	60
Operating lease liabilities-current	17	11
Operating lease liabilities-non-current	27	17
Investments in subsidiaries and VIE	—	5,844
Total Liabilities	1,303	6,095
Mezzanine equities	12,473	—
Equity:
*Class A Ordinary shares ($0.0001 par value; 330,369,366 shares authorized, 13,315,903 and 2,544,148 shares issued and outstanding in December 31, 2022 and December 31, 2021)	1	1
*Class B Ordinary shares ($0.0001 par value; 9,630,634 shares authorized and outstanding in December 31, 2022 and December 31, 2021)	1	1
Subscription receivable	(9)	—
Additional paid-in capital	12,928	46,030
Statutory reserves	—	—
Accumulated deficit	(14,747)	(25,257)
Accumulated other comprehensive income/(loss)	82	(461)
Total equity	(1,744)	20,314
Total Liabilities and Equity	12,032	26,409

____________

*        The shares and per share data are presented on a retroactive basis to reflect the reorganization.

SAI.TECH GLOBAL CORPORATION
Notes to Financial Statements
(In thousands, except for number of shares and per share data)

19. Parent Only Information (cont.)

Condensed Statements of Operations
(In thousands, except otherwise stated)
	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Revenue	—	2,527	2,608
Cost of revenue	—	(2,302)	(2,268)
General and administrative expenses	—	(508)	(3,502)
Sales and marketing expenses	—	(14,464)	(150)
R&D expenses			(6)
Asset impairment loss			(19)
Other expense, net			(885)
Share of income/(loss) from subsidiaries and VIE	403	(909)	(4,623)
Net income/(loss)	403	(15,656)	(8,845)

Condensed Statements of Cash Flows
(In thousands, except otherwise stated)
	For the year ended December 31,
	2020	2021	2022
	US$	US$	US$
Cash flows used in operating activities	—	(209)	(4,579)
Investment in subsidiaries and VIE	(2,923)	(7,500)	—
Collection of due from/(increase in due from) subsidiaries and VIE	—	2,828	(9,007)
Cash flows used in investing activities	(2,923)	(4,672)	(9,007)
Proceeds from issuance of redeemable preferred shares	2,923	8,191	—
Reverse Recapitalization	—	—	19,652
Cash flows from financing activities	2,923	8,191	19,652
Effect of exchange rate changes	—	—	—
Net change in cash and cash equivalents	—	3,310	6,066
Cash and cash equivalents at beginning of the period	—	—	3,310
Cash and cash equivalents at end of the period	—	3,310	9,376