Form 20-F
period 2023-12-31
SAI.TECH Global Corp
filed 2024-04-23
CIK 1847075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40368

SAI.TECH GLOBAL CORPORATION
(Exact name of Registrant as specified in its charter)

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

On December 31, 2023, the issuer had 14,413,299 Class A Ordinary Shares, par value $0.0001 per share.

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

SELECTED DEFINITIONS

●	“bitcoin” means the type of virtual currency based on an open source cryptographic protocol existing on the Bitcoin Network.

●	“Business Combination” means the transactions contemplated by the Business Combination Agreement, including, the merger;

●	“Business Combination Agreement” means the Business Combination Agreement, as amended dated as of September 27, 2021, among TradeUP, Merger Sub and Old SAI, as amended as of October 20, 2021, and January 26, 2022, and March 22, 2022;

●	“Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of SAI;

●	“Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of SAI;

●	“Closing” means the closing of the Business Combination;

●	“Code” means the Internal Revenue Code of 1986, as amended;

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as amended, modified, re-enacted or replaced;

●	“current memorandum and articles of association” means the amended and restated certificate memorandum and articles of association of TradeUP, effective April 28, 2021;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“GAAP” means generally accepted accounting principles in the United States;

●	“hash rate” means a measure of the computational power per second used when mining;

●	“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended;

●	“IPO Warrants” means the warrants issued upon the exchange of TradeUP Warrants in connection with the closing of the Business Combination, each of which is exercisable for one Class A Ordinary Share, in accordance with its terms.

●	“IRS” means the U.S. Internal Revenue Service;

●	“Letter Agreement” means the letter agreement by and among TradeUP, the Sponsor and three directors of TradeUP, as amended by the letter agreement amendment dated September 27, 2021 and further amended by the letter agreement dated January 26, 2022;

●	“Lock-Up Agreements” means (1) the SAI Lock-Up Agreements and (2) the TradeUP Lock-Up Agreement;

●	“Merger” means the merger of Merger Sub with SAI, with SAI surviving such merger and SAI becoming a wholly owned subsidiary of TradeUP, pursuant to the Business Combination Agreement;

●	“Merger Sub” means TGC Merger Sub, a Cayman Islands exempted company incorporated with limited liability;

●	“MOFCOM” means the Ministry of Commerce of the People’s Republic of China;

●	“M&A Rules” means the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors (《(關於外國投資者併購境內企業的規定》), which was jointly issued by six PRC regulatory authorities, including the MOFCOM and other government authorities on August 8, 2006 and was effective as of September 8, 2006 and amended on June 22, 2009.

●	“Nasdaq” means The Nasdaq Stock Market LLC;

●	“Old SAI” means SAITECH Limited, a Cayman Islands exempted company, before the Merger Effective Time;

●	“ordinary resolution” means an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares of the company that are present in person or represented by proxy and entitled to vote thereon and who vote at the general meeting;

●	“Ordinary Shares” means the Class A Ordinary Shares;

●	“PBOC” means People’s Bank of China;

●	“PRC” or “China” means the People’s Republic of China;

●	“private shares” are to the aggregate 224,780 Class A Ordinary Shares, at a price of $10.00 per share, issued to the Sponsor in a private placement simultaneously with the closing of the TradeUP IPO and the partial exercise of the underwriters’ over-allotment option to purchase additional units, as were converted in connection with the Closing;

●	“proxy statement/prospectus” means the proxy statement/prospectus included in the Registration Statement on Form F-4 filed with the SEC;

●	“public shares” means TradeUP Class A ordinary shares included in the units issued in the TradeUP IPO;

●	“redemption” means the right of public shareholders to have their public shares redeemed in accordance with the procedures set forth in the proxy statement on From F-4/A filed on March 29, 2022;

●	“Registration Rights Agreement” means the registration rights agreement, dated as of April 28, 2021, among TradeUP and TradeUP initial shareholders;

●	“SAI” means SAI.TECH Global Corporation (formerly named TradeUP Global Corporation) following the consummation of the Business Combination;

●	“SAI Affiliate Lock-Up Agreement” means the lock-up agreement to be entered into by SAI Founder, certain affiliates of SAI and SAI Founder, and the other persons party thereto at the closing;

●	“SAI Founder” means Energy Science Artist Holding Limited, a wholly owned entity controlled by Risheng Li;

●	“SAI Incentive Plan” means SAI.TECH Global Corporation 2021 Equity Incentive Plan;

●	“SAI Shareholder Lock-Up Agreement” means the lock-up agreement entered into by the shareholders of SAI at the closing other than shareholders party to the SAI Affiliate Lock-Up Agreement;

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“Securities Act” means the U.S. Securities Act of 1933, as amended;

●	“special resolution” means a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued ordinary shares of the company that are present in person or represented by proxy and entitled to vote thereon and who vote at the general meeting;

●	“Sponsor” means TradeUP Global Sponsor LLC, a Cayman Islands limited liability company;

●	“Stablecoin” means a kind of crypto asset that is designed to minimize price volatility, and to track the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals), while other stablecoins utilize algorithms that are designed to maintain a relative stable price of the asset. Stablecoins can be backed by fiat money, physical commodities, or other crypto assets.

●	“TradeUP Class A ordinary shares” means the Class A ordinary shares, par value $0.0001 per share, of TradeUP;

●	“TradeUP Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of TradeUP, which shares were converted automatically in connection with the merger into TradeUP Class A Ordinary Shares and cease to be outstanding; such shares are also referred to and defined herein as the “founder shares”;

●	“TradeUP initial shareholders” means the Sponsor and each of TradeUP’s directors and officers that hold founder shares;

●	“TradeUP IPO” means TradeUP’s initial public offering, consummated on May 3, 2021, through the sale of 4,488,986 units (including the 488,986 units sold pursuant to the underwriters’ partial exercise of their over-allotment option at $10.00 per unit);

●	“TradeUP Lock-Up Agreement” means the lock-up agreement entered into by the Sponsor, certain affiliates of TradeUP and the other persons party thereto at the;

●	“TradeUP Support Agreement” means the support agreement, dated as of September 27, 2021, among the Sponsor certain affiliates of TradeUP and the Sponsor and the other persons party thereto;

●	“TradeUP Warrant(s)” means the warrants included in the units issued in the TradeUP IPO, each of which is exercisable for one TradeUP Class A ordinary share, in accordance with its terms.

●	“Trust Account” means the trust account that holds a portion of the proceeds of the TradeUP IPO and the sale of the private shares; and

●	“units” means one TradeUP Class A ordinary share and one-half of one warrant, whereby each warrant entitles the holder thereto to purchase one TradeUP Class A ordinary share at an exercise price of $11.50 per share, sold in the TradeUP IPO;

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting SAI.TECH Global Corporation. Factors that may impact such forward-looking statements include:

●	our financial performance;

●	the ability to maintain the listing of our Class A Ordinary Shares and IPO Warrants on the Nasdaq Capital Market;

●	our continued growth strategy, future operations, financial position, estimated revenues and losses, projected capex, prospects and plans;

●	our strategic advantages and the impact those advantages will have on future financial and operational results;

●	the implementation, market acceptance and success of the Company’s platform and new offerings;

●	our approach and goals with respect to technology;

●	our expectations regarding our ability to continue to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the continued impact of the COVID-19 pandemic on the Company’s business;

●	changes in applicable laws or regulations;

●	the outcome of any known and unknown litigation and regulatory proceedings;

●	the outcome of any legal proceedings that may be instituted against the Company;

●	the ability to continue to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities;

●	our ability to attract and retain users;

●	our dependence upon third-party licenses;

●	the continued risk that we may never achieve or sustain profitability;

●	the continued risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all;

●	the continued risk that we may experience difficulties in managing our growth and expanding operations;

●	that we have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our financial statements;

●	the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks disclosed in the Annual Report (as defined below).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section of this Annual Report. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the United States Securities and Exchange Commission (the “SEC”) after the date of this Annual Report.

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

Summary Risk Factors

The below summary risks provide an overview of the material risks we are exposed to in the normal course of our business activities. The below summary risks do not contain all of the information that may be important to you, and you should read the summary risks below together with the more detailed discussion of risks set forth following this section under the heading “Risk Factors,” as well as elsewhere in this Annual Report. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:

●	We have a limited operating history in an evolving and highly volatile industry and are undergoing a business transition, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	Our IPO Warrants may never be in the money, and they may expire worthless.

●	Our operating results may fluctuate due to the highly volatile nature of cryptocurrencies in general and, specifically, bitcoin.

●	Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of mining machines and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

●	If bitcoin or other cryptocurrencies are determined to be investment securities, and we hold a significant portion of its assets in such cryptocurrency, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

●	If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by The Financial Crimes Enforcement Network (“FinCEN”) under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

●	There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of crypto assets, such as cryptocurrencies, in a manner that adversely affects our business, prospects or operations.

●	The loss or destruction of any private keys required to access our digital wallet may be irreversible. If we are unable to access our private keys (whether due to loss, destruction, security incident or otherwise), it could cause direct financial loss, regulatory scrutiny and reputational harm.

●	Distributing crypto assets in connection with our mining pool business involves risks, which could result in loss of customer assets, customer disputes and other liabilities, adversely impact our business, results of operations and/or financial condition.

●	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

●	Significant contributors to all or a network for any particular crypto asset, such as bitcoin, could propose amendments to the respective network’s protocols and software that, if accepted and authorized by such network, could adversely affect our business.

●	The supply of bitcoin is limited, and production of bitcoin is negatively impacted by the bitcoin halving protocol expected every four years.

●	Any periodic adjustments to the crypto asset networks, such as bitcoin, regarding the difficulty for block solutions, with reductions in the aggregate hash rate or otherwise, could have a material adverse effect on our business, prospects, financial condition, and operating results. If the award of new bitcoin for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power, or hash rate, to solve blocks and confirmations of transactions on the bitcoin blockchain could be slowed.

●	Bitcoin and any other cryptocurrencies that could be held by us are not insured and not subject to FDIC or SIPC protections.

●	As a company with operations and opportunities outside of the U.S., we may face additional burdens and be subject to a variety of additional risks or considerations associated with companies operating in an international setting that may negatively impact our operations.

●	If relations between the United States and foreign governments deteriorate, they could affect our operations and cause our goods and services to become less attractive.

●	Though we have a Singapore-based auditor and a U.S. based predecessor auditor that are registered with the PCAOB and currently subject to PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate completely the company’s auditors because of a position taken by an authority in a foreign jurisdiction, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities.

●	The PRC government may exert, at any time, with little to no notice, substantial interventions and influences over the manner in which a business must conduct its business operations that cannot always be expected nor anticipated, if such business has some presence/operations in China. If the PRC government at any time substantially intervenes, influences, or establishes new policies, regulations, rules, or laws in a business’s industry, such substantial intervention or influence may result in adverse impact on such business’s operations and the value of such business’s securities, including causing the value of such securities to decline.

●	PRC regulations relating to offshore investment activities by PRC residents may expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

●	As a result of our plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, our tax rate may fluctuate, our tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or we may be subject to future changes in tax law, the impacts of which could adversely affect our after-tax profitability and financial results.

●	Unfavorable global economic, business or political conditions, such as the global COVID-19 pandemic and the disruption caused by various countermeasures to reduce its spread, could adversely affect our business, prospects, financial condition, and operating results.

●	We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of our Ordinary Shares.

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

As crypto assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve, including as part of evolution in their regulatory treatment on the international markets and the countries where we operate. Furthermore, from time to time we may modify aspects of our business model or engage in various strategic initiatives, which may be complimentary to our mining operations. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business, damage our reputation and limit our growth. Additionally, any such changes to our business model or strategy could cause us to become subject to additional regulatory scrutiny and a number of additional requirements, including licensing and permit requirements. All of the abovementioned factors may impose additional compliance costs on our business and higher expectations from regulators regarding risk management, planning, governance and other aspects of our operations.

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

All of our sources of revenue are dependent on cryptocurrencies and, specifically, bitcoin, and the broader blockchain and bitcoin mining ecosystem. Due to the highly volatile nature of the cryptocurrency markets and the prices of cryptocurrency assets, our operating results may fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader cryptocurrency ecosystem. Our operating results may fluctuate as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

●	changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, or our operations specifically;

●	difficulty in obtaining new hardware and related installation costs;

●	access to cost-effective sources of electrical power;

●	adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;

●	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

●	system errors, failures, outages and computer viruses, which could disrupt our ability to continue operating;

●	power outages and certain other events beyond our control, including natural disasters and telecommunication failures;

●	breaches of security or privacy;

●	macroeconomic conditions;

●	our ability to attract and retain talent; and

●	our ability to compete with our existing and new competitors.

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

Furthermore, there may be significant competition for suitable cryptocurrency mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up cryptocurrency mining operations in certain locations. They can also restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage or may otherwise potentially restrict or prohibit the provision of electricity to mining operations. For example, at the beginning of January 2022, surges in fuel prices triggered national unrest throughout Kazakhstan, which subsequently resulted in significant disruptions to the nation’s bitcoin mining operations’ access to reliable sources of energy and internet access. From January 24, 2022 to January 31, 2022, the state-run Kazakhstan Electricity Grid Operating Company additionally cut off the nation’s electricity to bitcoin and cryptocurrency mining companies. As a result, during this time period, bitcoin and cryptocurrency miners will not have access to power for bitcoin and cryptocurrency mining purposes and will be required to halt their operations. The power cut-off to our and others bitcoin mining company operations during January 2022 negatively impacted our operations for the period, though we have resumed power supply and agreement currently. New ordinances and other regulations at the federal, state and local levels can also be introduced at any time. For example, on June 25, 2021, Kazakhstani President Kassym-Zhomart Tokaev signed legislation officially legalizing crypto-mining in Kazakhstan. As part of this law, Kazakhstan introduced and enforced a new tax, stipulating a fee of one tenge per 1 kilowatt-hour (kW/h) for miners, starting on January 1, 2022. In the first quarter of 2022, our legal counsel in Kazakhstan advised us that the Kazakhstan government partially supports a few amendments to the existing tax code applying to crypto asset mining companies in the country, including improving the fee rate based on electricity consumption per kWh that the government charges crypto asset miners from the current 1 tenge (about $0.0023 US dollar) per kWh to a higher rate, based on different types of electricity they consume and/or different level of total power consumption scale they consume. The amendments proposal also includes enhancing regulation to crypto asset mining activities and control of the power supply. As the date of this Annual Report, the government is still in discussion and drafting of the final amendments to the Tax Code and any laws related to crypto asset mining activities and have not brought any of such amendments into enforcement. However, such new orders and regulations could be introduced any time in the country and similarly, in any other countries we plan to expand our mining operations into. Specifically, those can be triggered by certain adverse weather conditions or natural disasters, see “Risk Factors — Risks Related to Our Business, Industry, and Operations — We will be vulnerable to severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.”

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

Market prices for power, generation capacity and ancillary services, are unpredictable. Depending upon the effectiveness of any price risk management activity undertaken by us, an increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:

●	increases and decreases in generation capacity;

●	changes in power transmission or fuel transportation capacity constraints or inefficiencies;

●	volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;

●	technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

●	federal and state power, market and environmental regulation and legislation; and

●	changes in capacity prices and capacity markets.

If we are unable to secure power supply at prices or on terms acceptable to us, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

Our business is dependent on a small number of crypto asset mining equipment suppliers.

Our business is dependent upon crypto asset mining equipment suppliers such as Bitmain Technologies, Ltd (“Bitmain”) providing an adequate supply of new generation crypto asset mining machines at economical prices to customers intending to purchase our hosting and other solutions. The growth in our business is directly related to increased demand for hosting services and crypto assets such as bitcoin which is dependent in large part on the availability of new generation mining machines offered for sale at a price conducive to profitable crypto asset mining, as well as the trading price of crypto assets such as bitcoin. The market price and availability of new mining machines fluctuates with the price of bitcoin and can be volatile. Higher bitcoin prices increase the demand for mining equipment and increases the cost. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. There are no assurances that crypto asset mining equipment suppliers, such as Bitmain, will be able to keep pace with any surge in demand for mining equipment. Further, manufacturing mining machine purchase contracts are not favorable to purchasers, and we may have little or no recourse in the event a mining machine manufacturer defaults on its mining machine delivery commitments. If we and our customers are not able to obtain a sufficient number of crypto asset mining machines at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be negatively impacted.

Our business is capital intensive, and failure to obtain the necessary capital when needed may force us to delay, limit or terminate our expansion efforts or other operations, which could have a material adverse effect on our business, financial condition and results of operations.

The costs of constructing, developing, operating and maintaining crypto asset mining and hosting facilities, and owning and operating a large fleet of the latest generation mining equipment are substantial. Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining crypto assets are lower than the price of the crypto assets we mine when we sell them. Our mining machines experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control. Additionally, as the technology evolves, we may acquire newer models of mining machines to remain competitive in the market. Over time, we replace those mining machines which are no longer functional with new mining machines purchased from third-party manufacturers, who are primarily based in China.

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

We will need to raise additional funds through equity or debt financings in order to meet our operating and capital needs. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. An inability to generate sufficient cash from operations or to obtain additional debt or equity financing would adversely affect our results of operations. Additionally, if this happens, we may not be able to mine crypto assets as efficiently or in similar amounts as our competition and, as a result, our business and financial results could suffer.

Our success depends in large part on our ability to mine crypto assets profitably in the future and to attract customers for our hosting capabilities. Increases in power costs or our inability to mine crypto assets efficiently and to sell crypto assets at favorable prices will reduce our operating margins, impact our ability to attract customers for our services and harm our growth prospects and could have a material adverse effect on our business, financial condition and results of operations.

Our growth depends in large part on our ability to successfully mine crypto assets in the future and to attract customers for our hosting capabilities. We may not be able to attract customers to our hosting capabilities for a number of reasons, including if:

●	there is a reduction in the demand for our services due to macroeconomic factors in the markets in which we operate;

●	we fail to provide competitive pricing terms or effectively market them to potential customers;

●	we provide hosting services that are deemed by existing and potential customers or suppliers to be inferior to those of our competitors, or that fail to meet customers’ or suppliers’ ongoing and evolving program qualification standards, based on a range of factors, including available power, preferred design features, security considerations and connectivity;

●	businesses decide to host internally as an alternative to the use of our services;

●	we fail to successfully communicate the benefits of our services to potential customers;

●	we are unable to strengthen awareness of our brand;

●	we are unable to provide services that our existing and potential customers’ desire; or

●	our customers are unable to secure an adequate supply of new generation crypto asset mining equipment to host with us.

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

The costs of building out, leasing and maintaining our hosting and self-mining facilities constitute a significant portion of our capital and operating expenses. In order to manage growth and ensure adequate capacity for our digital mining operations and new and existing hosting customers while minimizing unnecessary excess capacity costs, we continuously evaluate our short- and long-term data center capacity requirements. Our chip liquid cooling and waste heat recovery technology and our products were first tested in our pilot programs in China, which was terminated in June 2021. We began operating a heating demonstration project in our first North American distribution center located in Chesterland, Ohio, in August 2022, as our global expansion has progressed. In August 2023, we completed the development of SAI US R&D Center, SAI NODE Marietta, and have deployed 712 bitcoin mining machines for self-mining operation as of the date of this Annual Report. Although we have made progress to install SAIHUB CAB data centers in North American countries, and are also in active discussions with local potential heat user partners, there is no guarantee of immediate, large-scale operation of such data centers due to the required process of market research, due diligence and business negotiation of these potential installation projects. If we overestimate our business’ capacity requirements or the demand for our heat supply data centers and secure less data center capacity, our operating margins could be materially reduced. If we underestimate our data center capacity requirements, we may not be able to service the expanding needs of our existing customers and may be required to limit new customer acquisition, which could have a material adverse effect on our business, financial condition and results of operations.

Our projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding the demand for our hosting services and the adoption of bitcoin and other crypto assets. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations in any given quarter or fiscal year.

We operate in a rapidly changing and competitive industry and our projections are subject to the risks and assumptions made by management with respect to our industry. Operating results are difficult to forecast as they generally depend on our assessment of the timing of adoption and use of bitcoin and other crypto assets, which is uncertain. Furthermore, as we invest in the development of our hosting and self-mining business in the future, whether because of competition or otherwise, we may not recover the often-substantial up-front costs of constructing, developing and maintaining our hosting facilities and purchasing the latest generation of mining machines or recover the opportunity cost of diverting management and financial resources away from other opportunities. Additionally, our business may be affected by reductions in miner demand for hosting facilities and services and the price of bitcoin and other crypto assets as a result of a number of factors which may be difficult to predict. Similarly, our assumptions and expectations with respect to margins and the pricing of our hosting services and market price of bitcoin or other crypto assets we mine may not prove to be accurate. This may result in decreased revenue, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in revenue. This inability could cause our operating results in a given quarter or year to be higher or lower than expected. If actual results differ from our estimates, analysts or investors may negatively react and our stock price could be materially impacted.

We have experienced difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide us with customary financial products and services, which could have a material adverse effect on our business, financial condition and results of operations.

As an early stage company with operations focused in the crypto asset transaction processing industry, we have in the past experienced, and may in the future experience, difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide us with customary leasing and financial products and services, such as bank accounts, lines of credit, insurance and other related services, which are necessary for our operations. Such difficulties may be exacerbated by proposed regulations under the America COMPETES Act of 2022 which grant the Secretary of Treasury the authority to permanently suspend, without public notice, financial services or accounts for any entity deemed to be of money laundering concern. Such enhanced authority, or other similar future regulations, may be used to prevent entities associated with cryptocurrency, including us, from access to financial services in the United States or other jurisdictions.

To the extent that a significant portion of our business consists of crypto asset transaction mining, processing or hosting, we may in the future continue to experience difficulty obtaining additional financial products and services on customary terms, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in tariffs or import restrictions could have a material adverse effect on our business, financial condition and results of operations.

Equipment necessary for crypto asset mining is almost entirely manufactured in Asian countries, especially from Southeast Asian countries. There is currently significant uncertainty about the future relationship between these Asian countries and various other countries, including Kazakhstan, the United States, the European Union, Canada, and Mexico, with respect to trade policies, treaties, tariffs and customs duties, and taxes. For example, since 2019, the U.S. government has implemented significant changes to U.S. trade policy with respect to China. These tariffs have subjected certain crypto asset mining equipment manufactured overseas to additional import duties of up to 25%. The amount of the additional tariffs and the number of products subject to them has changed numerous times based on action by the U.S. government. These tariffs have increased costs of crypto asset mining equipment, and new or additional tariffs or other restrictions on the import of equipment necessary for crypto asset mining could have a material adverse effect on our business, financial condition and results of operations when we expand to global market.

Our historical financial results may not be indicative of our future performance.

We had a net loss of $16.7 million for the fiscal year ended December 31, 2021, net loss of $8.8 million for the fiscal year ended December 31, 2022, and net loss of $6.1 million for the fiscal year ended December 31, 2023. As of December 31, 2023, our accumulated deficit was $31.3 million. Our historical results are not indicative of our future performance. If we are not able to successfully develop our business, it will have a material adverse effect on our business, financial condition and results of operations.

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

The properties in our mining network may experience damages, including damages that are not covered by insurance.

Cryptocurrency mining sites are subject to a variety of risks relating to physical condition and operation, including:

●	the presence of construction or repair defects or other structural or building damages;

●	any noncompliance with, or liabilities under, applicable environmental, health or safety regulations or requirements or building permit requirements;

●	any damage resulting from extreme weather conditions or natural disasters, such as hurricanes, earthquakes, fires, floods and snow or windstorms; and

●	claims by employees and others for injuries sustained at our properties.

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

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other crypto asset. As of the date of this Annual Report, with the exception of certain centrally issued crypto assets that have received “no-action” letters from the SEC staff, bitcoin and Ethereum are the only cryptocurrencies that senior officials at the SEC have publicly stated are unlikely to be considered securities. With respect to all other cryptocurrencies, there is no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws.

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

There can be no assurances that we will properly characterize any given cryptocurrency as a security or non-security for purposes of determining which cryptocurrencies to mine, hold and trade, or that the SEC or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell cryptocurrencies in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if bitcoin or any other cryptocurrency that we mine, hold and trade is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency. For instance, all transactions in such supported cryptocurrency would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

Any change in the interpretive positions of the SEC or its staff with respect to cryptocurrencies or crypto asset mining firms could have a material adverse effect on us.

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

There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of crypto assets, such as cryptocurrencies, in a manner that adversely affects our business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming cryptocurrencies illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., crypto assets, like cryptocurrencies, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

Bitcoin is the oldest and most well-known form of cryptocurrency. Bitcoin and other forms of cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other crypto assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the Internal Revenue Service (“IRS”) consider a cryptocurrency as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.

Furthermore, in the several applications to establish an Exchange Traded Fund (“ETF”) of cryptocurrency, and in the questions raised by the Staff under the 1940 Act, no clear principles emerge from the regulators as to how they view these issues and how to regulate cryptocurrency under the applicable securities acts. It has been widely reported that the SEC has recently issued letters and requested various ETF applications be withdrawn because of concerns over liquidity and valuation and unanswered questions about absence of reporting and compliance procedures capable of being implemented under the current state of the markets for exchange traded funds. On April 20, 2021, the U.S. House of Representatives passed a bipartisan bill titled “Eliminate Barriers to Innovation Act of 2021” (H.R. 1602). If passed by the Senate and enacted into law, the bipartisan bill would create a crypto assets working group to evaluate the current legal and regulatory framework around crypto assets in the United States and define when the SEC may have jurisdiction over a particular token or cryptocurrency (i.e., when it is a security) and when the Commodity Futures Trading Commission (the “CFTC”) may have jurisdiction (i.e., when it is a commodity).

If regulatory changes or interpretations require the regulation of bitcoin or other crypto assets under the securities laws of the United States or elsewhere, including the Securities Act of 1933, the Exchange Act and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.

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

Furthermore, when the interests of investor protection are paramount, for example in the offer or sale of Initial Coin Offering (“ICO”) tokens, the SEC has no difficulty determining that the token offerings are securities under the “Howey” test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although, since we do not intend to be engaged in the offer or sale of securities in the form of ICO offerings, and we do not believe our planned mining activities would require registration for us to conduct such activities and accumulate crypto assets the SEC, CFTC, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act or the 1940 Act. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations. We may also face similar issues with various state securities regulators who may interpret our actions as requiring registration under state securities laws, banking laws, or money transmitter and similar laws, which are also an unsettled area or regulation that exposes us to risks.

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

Competition from central bank digital currencies (“CBDCs”) could adversely affect the value of bitcoin and other crypto assets.

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

We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies, including bitcoin, and other crypto assets under the law. For example, if regulatory changes or interpretations require the regulation of bitcoin or other crypto assets under certain laws and regulatory regimes in the United States such as those administered by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities or similar laws and regulations of other jurisdictions, including if our crypto asset activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under U.S. federal law, the law of any U.S. state, or foreign jurisdiction in which we operate, we may be required to register, seek licensure and comply with such regulations, including at a federal, state or local level, and implement an anti-money laundering program, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses or burdens to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ADSs or our net income in a material and adverse manner. We may also decide to cease some or all operations. Any termination or disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses or state money transmitters. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate our company. Any such action may adversely affect an investment in us.

If we fail to comply with such additional regulatory, licensure and registration compliance requirements, we may seek to cease all or certain of our operations or be subjected to fines, penalties, and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies or crypto assets we plan to hold or expect to acquire for our own account.

We are subject to an extensive and rapidly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition.

Our business may be or may become subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those typically applied to financial services and banking, securities, commodities, the exchange, and transfer of crypto assets, cross-border and domestic money and crypto asset transmission businesses, as well as those governing data privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets, and related technologies. As a result, they often do not contemplate or address unique issues associated with crypto assets, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the relative novelty and evolving nature of our business and the significant uncertainty surrounding the regulation of crypto assets requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, limitations on our business, reputational harm, and other regulatory consequences, as well as criminal penalties, each of which may be significant and could adversely affect our business, operating results and financial condition.

In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States, as well as in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development and use of crypto assets as a whole, crypto asset mining operations, and our legal and regulatory status in particular by changing how we operate our business, how our operations are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements or new costs of doing business, or imposing a total ban on certain activities or transactions with respect to crypto assets, as has occurred in certain jurisdictions in the past.

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

On November 15, 2021, President Joseph R. Biden signed the Infrastructure Act. Section 80603 of the Infrastructure Act modifies and amends the Internal Revenue Code of 1986 (the “Code”) by requiring brokers of crypto asset transactions to report their customers to the IRS. This provision was included to enforce the taxability of crypto asset transactions. Section 80603 defines “broker” as “any person who (for consideration) is responsible for regularly providing any service effectuating transfers of crypto assets on behalf of another person.” That could potentially include miners, validators, and developers of decentralized applications. These functions play a critical role in our business and in the functioning of the blockchain ecosystem. Importantly, these functions have no way of identifying their anonymous users. Indeed, bitcoin’s blockchain was designed for anonymity.

This reporting requirement went into effect on January 1, 2023 and will impact tax returns filed in 2024. The implementation of these requirements will require further guidance from the federal government. Disclosing the identity of our bitcoin mining operations and associated accounts to ensure they can be taxed by the IRS could cause a significant devaluing of our business, the bitcoin currency, and the entire crypto assets market. Additionally, noncompliance with this provision could lead to significant fines and or regulatory actions against our company.

Risks Related to Cryptocurrency

The loss or destruction of any private keys required to access our digital wallet may be irreversible. If we are unable to access our private keys (whether due to loss, destruction, security incident or otherwise), it could cause direct financial loss, regulatory scrutiny and reputational harm.

Crypto assets, such as cryptocurrencies, are stored in a so-called “digital wallet”, which may be accessed to exchange a holder’s crypto assets and is controllable by the processor of both the public key and the private key relating to this digital wallet in which the crypto assets are held, both of which are unique. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets.

To the extent that any of the private keys relating to any digital wallets containing our crypto assets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the crypto assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access crypto assets may be irreversible. Crypto assets, related technologies and crypto asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used to control our crypto assets due to a hack, employee or service provider misconduct or error, or other compromise by third parties could result in significant losses, hurt our brand and reputation and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and adversely impact our business.

The storage and custody of our bitcoin assets and any other cryptocurrencies that we may potentially acquire or hold in the future are subject to cybersecurity breaches and adverse software events.

In addition to the risk of a private key loss to our digital wallet, see “Risk Factors — Risks Related to Cryptocurrency — The loss or destruction of any private keys required to access our digital wallet may be irreversible.”, the storage and custody of our crypto assets could also be subject to cybersecurity breaches and adverse software events. In order to minimize risk, we plan to establish processes to manage wallets, or software programs where assets are held, that are associated with our cryptocurrency holdings.

A “hot wallet” refers to any cryptocurrency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in “cold” storage, but they are also more susceptible to hackers and other technical vulnerabilities. “Cold storage” refers to any cryptocurrency wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our crypto assets.

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

Regardless of the storage method, the risk of damage to or loss of our crypto assets cannot be wholly eliminated. If our security procedures and protocols are ineffective and our cryptocurrency assets are compromised by cybercriminals, we may not have adequate recourse to recover our losses stemming from such compromise. A security breach could also harm our reputation. A resulting perception that our measures do not adequately protect our crypto assets could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

Certain features of cryptocurrency networks, such as decentralization, the open-source protocols, and the reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response.

Cryptocurrencies have suffered from a number of recent hacking incidents and several cryptocurrency exchanges and mining machines have reported large cryptocurrency losses, which highlight concerns over the security of cryptocurrencies and in turn affect the demand and the market price of cryptocurrencies. For example, in August 2016, it was reported that almost 120,000 bitcoin worth around $78 million were stolen from Bitfinex, a large bitcoin exchange. The value of bitcoin immediately decreased by more than 10% following reports of the theft at Bitfinex. In addition, in December 2017, Yapian, the operator of Seoul-based crypto asset exchange Youbit, suspended crypto asset trading and filed for bankruptcy following a hack that resulted in a loss of 17% of Yapian’s assets. Following the hack, Youbit users were allowed to withdraw approximately 75% of the crypto assets in their exchange accounts, with any potential further distributions to be made following Yapian’s pending bankruptcy proceedings. In January 2018, Japan-based exchange Coincheck reported that over $500 million worth of the crypto asset NEM had been lost due to hacking attacks, resulting in significant decreases in the prices of bitcoin, Ethereum and other crypto assets as the market grew increasingly concerned about the security of crypto assets. Following South Korean-based exchange Coinrail’s announcement in early June 2018 about a hacking incident, the price of bitcoin and Ethereum dropped more than 10%. In September 2018, Japan-based exchange Zaif also announced that approximately $60 million worth of crypto assets, including bitcoin, was stolen due to hacking activities.

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

Distributing crypto assets in connection with our mining pool business involves risks, which could result in loss of customer assets, customer disputes and other liabilities, adversely impact our business, results of operations and/or financial condition.

Each digital wallet is associated with a unique “public key” and “private key” pair, each of which is a string of alphanumerical characters. In order for us to allocate block rewards to our mining pool customers, customers must provide us with the public key of the wallet that the crypto assets are to be transferred to, and we would be required to authorize the transfer. We rely on the information provided by customers to distribute cryptocurrencies to them, and we do not have access to our customers’ private key. A number of errors can occur in the process of distributing crypto assets to customers’ wallets, such as typos, mistakes, or the failure to include the information required by the blockchain network. For example, a customer may incorrectly enter the desired recipient’s public key when withdrawing from the mining pool, which may result in the permanent and irretrievable loss of the customer’s crypto assets. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business, results of operations and/or financial condition.

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

Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. The market participants, therefore, are presently reliant on existing private investigative entities to investigate any potential loss of our crypto assets. These third-party service providers rely on data analysis and compliance of internet service providers with traditional court orders to reveal information such as the IP addresses of any attackers. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, prospects, financial condition and operating results, including our ability to continue as a going concern.

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

Significant contributors to all or a network for any particular crypto asset, such as bitcoin, could propose amendments to the respective network’s protocols and software that, if accepted and authorized by such network, could adversely affect our business.

The governance of decentralized crypto assets, such as bitcoin, is by voluntary consensus and open competition. The bitcoin network is maintained by a group of contributors, largely on the Bitcoin Core project on GitHub.com, and these individuals can propose refinements or improvements to the bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the bitcoin network and the properties of bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums. If a significant majority of users and mining machines adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols. Certain modifications may have an adverse effect on a crypto asset network or the value of a crypto asset or may have unintended consequences. If a developer or group of developers proposes a modification to the bitcoin network that is not accepted by a majority of mining machines and users, but that is nonetheless accepted by a substantial plurality of mining machines and users, two or more competing and incompatible blockchain implementations could result, with one running the pre-modification software program and the other running the modified version (i.e., a second “bitcoin network”). This is known as a “hard fork.” Such a hard fork in the blockchain typically would be addressed by community-led efforts to reunite the forked blockchains, and several prior forks have been resolved successfully. However, a “hard fork” in the blockchain could materially and adversely affect the perceived value of bitcoin as reflected on one or both incompatible blockchains. Additionally, a “hard fork” will decrease the number of users and mining machines available to each fork of the blockchain as the users and mining machines on each fork blockchain will not be accessible to the other blockchain and, consequently, there will be fewer block rewards and transaction fees may decline in value. Any of the above could have a material adverse effect on our business, prospects, financial condition, and operating results.

A temporary or permanent blockchain “fork” could have a negative effect on the values of bitcoin or any other cryptocurrency that we mine or otherwise hold, which could adversely affect our business.

The bitcoin protocol has been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash, Bitcoin Diamond and others. These forks effectively result in a new blockchain being created with a shared history, and new path forward, and they have a different “proof of work” algorithm and other technical changes. The value of the newly created crypto assets may or may not have value in the long run and may affect the price of bitcoin if interest is shifted away from bitcoin to these newly created crypto assets. The value of bitcoin after the creation of a fork is subject to many factors including the value of the fork product, market reaction to the creation of the fork product, and the occurrence of forks in the future.

Furthermore, a hard fork can introduce new security risks. For example, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded bitcoin, resulting in significant losses to some crypto asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the bitcoin network, thereby making the network more susceptible to attack.

A fork could also be introduced by an unintentional, unanticipated software flaw in the multiple versions of otherwise compatible software that users run. It is possible, however, that a substantial number of users and mining machines could adopt an incompatible version of bitcoin while resisting community-led efforts to merge the two chains. If a fork occurs on a crypto asset network which we are mining, such as bitcoin, or hold crypto assets in, it may have a negative effect on the value of the crypto asset and could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

Crypto assets, such as bitcoin, which may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry of which the crypto asset networks are prominent, but not unique, parts. The growth of the crypto asset industry, in general, and the crypto asset networks, in particular, are subject to a high degree of uncertainty. The factors affecting the further development of the crypto asset industry, as well as the crypto asset networks, include:

●	continued worldwide growth in the adoption and use of bitcoin and other crypto assets;

●	government and quasi-government regulation of bitcoin and other crypto assets and their use, or restrictions on or regulation of access to and operation of the crypto asset network or similar crypto assets systems;

●	the maintenance and development of the open-source software protocol of the Bitcoin network and Ethereum network;

●	changes in user demographics and public tastes and preferences;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	general economic conditions and the regulatory environment relating to crypto assets; and

●	the impact of regulators focusing on crypto assets and digital securities and the costs associated with such regulatory oversight.

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

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any crypto asset network, including the bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that may adversely affect our business, prospects, financial condition, and operating results.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any crypto asset network (the so-called “double-spend” or “51%” attacks), including the bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the mining machines on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new crypto assets or transactions using such control.

Using alternate blocks, the malicious actor could “double-spend” its own crypto assets (i.e., spend the same crypto assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power, or the crypto asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible.

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

The approach towards and possible crossing of the 50% threshold indicate a greater risk that a single mining pool could exert authority over the validation of crypto asset transactions. To the extent that the cryptocurrency ecosystem does not act to ensure greater decentralization of cryptocurrency mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any crypto asset network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

The price of cryptocurrencies may be affected by the sale of such cryptocurrencies by other vehicles investing in cryptocurrencies or tracking cryptocurrency markets, which could have a material adverse effect our business, prospects, financial condition and operating results.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles that seek to provide exposure to cryptocurrency prices, including securities backed by, or linked to, cryptocurrencies. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in certain financial vehicles, or to invest in cryptocurrencies directly. In addition, the emergence of other financial vehicles and exchange-traded funds that provide exposure to crypto asset prices have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applied to our business and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities.

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

OFAC requires us to comply with its sanction program and not conduct business with persons named on its SDN list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our internal policies prohibit any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling crypto assets. In addition, in the future, OFAC or another regulator, may require us to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase our compliance costs, decrease our anticipated transaction fees and lead to decreased traffic on our network. Any of these factors, consequently, could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

We may purchase and hold stablecoins as an intermediary means of settlement with vendors or means of exchange prior to purchase and hold of other cryptocurrencies, such as Bitcoin. A stablecoin is a crypto asset that seeks to maintain a stable value and is backed by an asset or portfolio of assets, such as fiat currency like U.S. dollars. There is a risk that the stablecoin issuer does not hold the corresponding asset underlying each stablecoin in circulation and is therefore unable to fulfil one-for-one redemptions. In addition, many stablecoin issuers are unregulated and do not provide transparent disclosure regarding their compliance with applicable licensing and regulatory requirements or the financial institutions that hold the underlying stable assets. For example, in November 2021, the President’s Working Group for Financial Markets recommended that Congress pass legislation to require that stablecoin issuers be regulated in a manner similar to insured depository institutions. If a stablecoin issuer fails to maintain required licenses to issue a stablecoin, it could subject the issuer to regulatory enforcement and injunctive actions, such as freezing funds underlying the stablecoin. The stablecoin issuer could also lose its relationships with banks and bank accounts where the underlying assets are deposited if it is engaged in unlicensed activities. If the stablecoin is unable to maintain its stable value, the market price of the stable coin could decline. If any of these events affecting stablecoins we hold were to occur, the value of the affected stablecoins we hold could materially decline, and our financial condition could be adversely impacted.

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

Bitcoin and other cryptocurrency market prices have historically been volatile. Our business may be adversely affected if the markets for bitcoin deteriorate or if its prices decline, including as a result of the following factors:

●	the reduction in mining rewards of bitcoin, including block reward halving events, which are events that occur after a specific period of time which reduces the block reward earned by miners;

●	disruptions, hacks, “forks”, 51% attacks, or other similar incidents affecting the bitcoin blockchain network;

●	hard “forks” resulting in the creation of and divergence into multiple separate networks;

●	informal governance led by bitcoin’s core developers that lead to revisions to the underlying source code or inactions that prevent network scaling, and which evolve over time largely based on self-determined participation, which may result in new changes or updates that affect their speed, security, usability, or value;

●	the ability for bitcoin blockchain network to resolve significant scaling challenges and increase the volume and speed of transactions;

●	the ability to attract and retain developers and customers to use bitcoin for payment, store of value, unit of accounting, and other intended uses;

●	transaction congestion and fees associated with processing transactions on the bitcoin network;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed bitcoin, or the transfer of Satoshi’s bitcoin assets;

●	negative public perception of bitcoin;

●	development in mathematics, technology, including in digital computing, algebraic geometry, and quantum computing that could result in the cryptography being used by bitcoin becoming insecure or ineffective; and

●	laws and regulations affecting the bitcoin network or access to this network, including a determination that bitcoin constitutes a security or other regulated financial instrument under the laws of any jurisdiction.

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

As a result, any decrease in the fair value of bitcoin below our carrying value for such assets at any time since their acquisition will require us to incur an impairment charge, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our crypto assets, which in turn could have a material adverse effect on our financial condition and operating results.

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

Any periodic adjustments to the crypto asset networks, such as bitcoin, regarding the difficulty for block solutions, with reductions in the aggregate hash rate or otherwise, could have a material adverse effect on our business, prospects, financial condition, and operating results. If the award of new bitcoin for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power, or hash rate, to solve blocks and confirmations of transactions on the bitcoin blockchain could be slowed.

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

This reduction may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the aggregate hash rate on the bitcoin network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for block solutions). Moreover, a reduction in the hash rate expended by miners on any crypto asset network could increase the likelihood of a malicious actor or botnet obtaining control in excess of fifty percent (50%) of the aggregate hash rate active on such network or the blockchain, potentially permitting such actor to manipulate the blockchain.

Periodically, the bitcoin network has adjusted the difficulty for block solutions so that solution speeds remain in the vicinity of the expected ten (10) minute confirmation time targeted by the bitcoin network protocol. We believe that from time to time there may be further considerations and adjustments to the networks, such as bitcoin and Ethereum, regarding the difficulty for block solutions. More significant reductions in the aggregate hash rate on crypto asset networks could result in material, though temporary, delays in block solution confirmation time. Any reduction in confidence in the confirmation process or aggregate hash rate of any crypto asset network may negatively impact the value of crypto assets, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that crypto asset network, which could adversely impact an investment in us.

To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing bitcoin users to pay transaction fees as a substitute for or in addition to the award of new bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain. Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all crypto asset networks, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Demand for bitcoin is driven, in part, by its status as one of the most prominent and secure crypto assets. It is possible that crypto assets, other than bitcoin, could have features that make them more desirable to a material portion of the crypto asset user base, resulting in a reduction in demand for bitcoin, which could have a negative impact on the price of bitcoin and have a material adverse effect on our business, prospects, financial condition, and operating results.

Bitcoin, as an asset, holds a “first-to-market” advantage over other crypto assets. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest mining power in use to secure its blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a crypto asset’s network and its blockchain; as a result, the advantage of more users and miners makes a crypto asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage.

Despite the marked first-mover advantage of the bitcoin network over other crypto asset networks, it is possible that another crypto asset could become materially popular due to either a perceived or exposed shortcoming of the bitcoin network protocol that is not immediately addressed by the bitcoin contributor community or a perceived advantage of an altcoin that includes features not incorporated into bitcoin. If a crypto asset obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce bitcoin’s market share as well as other crypto assets we may become involved in and have a negative impact on the demand for, and price of, such crypto assets and could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

As a company with operations and opportunities outside of the U.S., we may face additional burdens and be subject to a variety of additional risks or considerations associated with companies operating in an international setting, that may negatively impact our operations, including any of the following:

●	higher costs and difficulties inherent in managing cross-border business operations and complying with different commercial and legal requirements of overseas markets;

●	rules and regulations regarding currency redemption;

●	laws governing the manner in which future business combinations may be affected;

●	tariffs and trade barriers;

●	regulations related to customs and import/export matters;

●	local or regional economic policies and market conditions;

●	unexpected changes in regulatory requirements;

●	longer payment cycles;

●	tax issues, such as tax law changes and variations in tax laws as compared to the U.S.;

●	complex corporate withholding taxes on individuals;

●	currency fluctuations and exchange controls;

●	exchange listing and/or delisting requirements;

●	challenges in managing and staffing international operations;

●	rates of inflation;

●	challenges in collecting accounts receivable;

●	cultural and language differences;

●	employment regulations;

●	underdeveloped or unpredictable legal or regulatory systems;

●	corruption;

●	protection of intellectual property;

●	social unrest, crime, strikes, riots, civil disturbances, regime changes, political upheaval, terrorist attacks, natural disasters and wars;

●	deterioration of political relations with the U.S.; and

●	government appropriation of assets.

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

Many of the rules and regulations that companies face concerning foreign ownership are not explicitly communicated. If new laws or regulations forbid or limit foreign investment in the industry in which we operate, they could severely impair our operations and profitability. Additionally, if the relevant central and local authorities find us to be in violation of any existing or future laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

●	levying fines;

●	revoking our business and other licenses;

●	requiring that we restructure our ownership or operations; and

●	requiring that we discontinue any portion or all of our business.

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

Based upon our audited consolidated financial statements for the year ended on December 31, 2023, and as of December 31, 2023, less than 50% of our revenue, profit before tax, total assets and net assets were attributable to our PRC subsidiaries. Also, our PRC subsidiaries do not constitute a main part of our business activity, since they only engage in activities such as supply chain activities and heating equipment research, which are not part of our profit-making operations. Therefore, we believe that we do not meet both of the aforementioned criteria as provided by the Trial Administrative Measures issued by the CSRC, and thus are not subject to the New Administrative Rules

Regarding Overseas Listings. However, if the CSRC or other applicable PRC authorities deemed otherwise, we may be required to complete such filing requirements before any offering of securities, which would materially affect our ability to offer securities and cause significantly decreases on the price of our securities.

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

Based upon our audited consolidated financial statements for the year ended on December 31, 2023, and as of December 31, 2023, less than 50% of our revenue, profit before tax, total assets and net assets were attributable to our PRC subsidiaries. Also, our PRC subsidiaries do not constitute a main part of our business activity, since they only engage in activities such as supply chain activities and heating equipment research, which are not part of our profit-making operations. Therefore, we believe that we do not meet both of the aforementioned criteria as provided by the Trial Administrative Measures issued by the CSRC, and thus are not subject to the New Administrative Rules Regarding Overseas Listings. However, if the CSRC or other applicable PRC authorities deemed otherwise, we may be required to complete such filing requirements before any offering of securities, which would materially affect our ability to offer securities and cause significantly decreases on the price of our securities.

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

Change in tax policy of Kazakhstan on cryptocurrency mining might have an adverse impact on our operating results

On June 25, 2021, Kazakhstani President Kassym-Zhomart Tokaev signed legislation officially legalizing crypto-mining in Kazakhstan. As part of this law, Kazakhstan introduced a new tax, stipulating a fee of one tenge per 1 kilowatt-hour (kW/h) for miners, starting on January 1, 2022. In the first quarter of 2022, our legal counsel in Kazakhstan advised us that the Kazakhstan government partially supports a few amendments to the existing tax code applying to crypto asset mining companies in the country, including improving the fee rate based on electricity consumption per kWh that the government charges crypto asset miners from the current 1 tenge (about $0.0023 US dollar) per kWh to a higher rate, based on different types of electricity they consume and/or different level of total power scale they consume. The amendments proposal also includes enhancing regulation to crypto asset mining activities and control of the power supply. As the date of this report, the government is still in discussion and drafting of the final amendments to the Tax Code and any laws related to crypto asset mining activities and have not brought any of such amendments into enforcement. However, should the government of Kazakhstan impose additional tax on the mining of cryptocurrency in the future, or regulate the mining of cryptocurrency through floating electricity price, our operating results will be negatively impacted.

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

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Class A Ordinary Shares are a “penny stock” which will require brokers trading in its Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

The exercise price for our IPO Warrants is $11.50 per-share, which exceeds the market price of our Class A Ordinary Shares, which was $0.85 per share based on the closing price of our Class A Ordinary Shares stock on the Nasdaq Capital Market on April 18, 2024. If all of our IPO Warrants were exercised in full for cash, we would receive an aggregate of approximately $25,811,577.50. We do not expect warrant holders to exercise their IPO Warrants and, therefore, we do not expect to receive cash proceeds from any such exercise, for so long as the IPO Warrants remain out-of-the money. There can be no assurance that the IPO Warrants will ever be in the money prior to their expiration and, as such, the IPO Warrants may expire worthless.

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

The trading price of our Class A Ordinary Shares is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as the following:

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from those of our competitors;

●	the impact of the COVID-19 pandemic and its effect on our business and financial conditions;

●	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

●	declines in the market prices of stocks generally;

●	strategic actions by us or our competitors;

●	announcements by us or our competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

●	any significant change in our management;

●	changes in general economic or market conditions or trends in our industry or markets, such as recessions, interest rates, local and national elections, international currency fluctuations, corruption, political instability and acts of war or terrorism;

●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	future sales of our Class A Ordinary Shares or other securities;

●	investor perceptions or the investment opportunity associated with our Class A Ordinary Shares relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	the development and sustainability of an active trading market for our Class A Ordinary Shares;

●	actions by institutional or activist shareholders;

●	changes in accounting standards, policies, guidelines, interpretations or principles; and

●	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

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

We have a total of 14,960,566 Class A Ordinary Shares outstanding. All shares issued in the Business Combination are freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including our directors, officers and other certain shareholders.

Currently, the Sponsor and certain substantial holders of our Ordinary Shares (determined on an as-converted basis) (the “Investors”) have agreed, subject to certain exceptions, not to transfer or dispose of their Ordinary Shares. Such restrictions, including the members of TradeUP initial shareholders, the SAI Founder and management of Old SAI, expired on April 29, 2023, which is the first anniversary of closing of the Business Combination, with such Ordinary Shares being subject to earlier release on the date on which the volume weighted average trading price of our Class A Ordinary Shares exceeds $14.00 per share (with respect to 50% of our Ordinary Shares) and $17.50 per share (with respect to the remaining 50% of our Ordinary Shares) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after the closing of the Business Combination.

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

In addition, our Class A Ordinary Shares issued under our 2021 Equity Incentive Plan have become eligible for sale in the public market, and our Class A Ordinary Shares reserved for future issuance under our Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of our Class A Ordinary Shares issued and reserved under our 2021 Equity Incentive Plan is equal to 1,812,663 shares (subject to annual increase adjustments as described in our Incentive Plan). We have filed a registration statement on Form S-8 on October 19, 2022 under the Securities Act to register our Class A Ordinary Shares or securities convertible into or exchangeable for our Class A Ordinary Shares issued pursuant to the SAI Incentive Plan. The number of our Class A Ordinary Shares issued and reserved under our SAI.TECH Global Corporation 2023 Equity Incentive Plan is equal to 1,376,792 shares (subject to annual increase adjustments as described in the SAI.TECH Global Corporation 2023 Equity Incentive Plan). We have filed a registration statement on Form S-8 on September 19, 2023 under the Securities Act to register our Class A Ordinary Shares or securities convertible into or exchangeable for our Class A Ordinary Shares issued pursuant to the SAI.TECH Global Corporation 2023 Equity Incentive Plan. The Form S-8 registration statements have automatically become effective upon filing. Accordingly, shares registered under the registration statements have been available for sale in the open market, subject to certain provisions relating to various vesting agreements, lock-up agreements or other form of agreements under the Incentive Plan and SAI.TECH Global Corporation 2023 Equity Incentive Plan.

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

These provisions provide for, among other things:

●	the ability of our board of directors to issue one or more series of preferred shares;

●	a classified board;

●	a dual-class share structure;

●	advance notice for nominations of directors by shareholders and for shareholders to include matters to be considered at our annual general meetings; and

●	certain limitations on convening general meetings of shareholders;

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

Outstanding IPO Warrants to purchase an aggregate of 2,244,485 our Class A Ordinary Shares have become exercisable. Each IPO Warrant entitles the holder thereof to purchase one of our Class A Ordinary Shares at a price of $11.50 per whole share, subject to adjustment. IPO Warrants may be exercised only for a whole number of our Class A Ordinary Shares. To the extent such IPO Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of our Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Class A Ordinary Shares.

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

Based on the fiscal year 2023 composition of our income, assets and operations and that of our subsidiaries, we do not expect to be a PFIC in the 2024 taxable year or in future taxable years, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of us and our subsidiaries’ income and assets, and the market value of us and our subsidiaries’ assets, from time to time. Specifically, for any taxable year a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of our gross income in that taxable year is passive income, or (2) 50% or more of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of us and our subsidiaries’ assets will be based, in part, on the quarterly market value of our Ordinary Shares, which is subject to change.

The determination of whether we or our subsidiaries will be or become a PFIC may also depend, in part, on how, and how quickly, we use liquid assets and the cash acquired from the Business Combination or otherwise. If we were to retain significant amounts of liquid assets, including cash, the risk of us being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the 2024 taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held Ordinary Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

SAI.TECH Global Corporation is a sustainable distributed Bitcoin mining operator and a clean-tech company with a mission to promote the clean transition of the bitcoin mining, power and heating industries. The Company engage in cryptocurrency mining operations, primarily Bitcoin, for its own account, and provides a full suite of specialized services to crypto asset mining customers, including purchase of mining machines, hosting service, and mining pool service.

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

B. Business Overview

We are a sustainable distributed Bitcoin mining operator and a clean-tech company that integrates the bitcoin mining, power and heating industries. We engage in cryptocurrency mining operations, primarily Bitcoin, for our own account, and provide a full suite of specialized services to crypto asset mining customers, including purchase of mining machines, hosting service, and mining pool service. Self-mining operation, sales of product, hosting service and mining pool service account for 19.19%, 70.87%, 5.40% and 4.56% of our revenue, respectively, for the fiscal year ended December 31, 2023. Since our founding in 2019, we have been committed to developing comprehensive energy-saving bitcoin mining solutions that can optimize the major costs of the operation and promote clean energy transition. The uniqueness of our solutions is that we use proprietary liquid cooling and waste heat recovery technology for bitcoin mining activities, which utilizes waste heat generated from bitcoin mining operation at up to 97% thermal efficiency to provide recycled energy in form of hot water to potential heating demand customers. Our mission is to become the sustainable distributed crypto asset mining operator and heating supplier globally, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

As of the date of this Annual Report, our self-mining operation consist of one datacenter, which consist of 712 bitcoin mining machines, in Marietta, Ohio, the United States (“SAI NODE Marietta”) with a hash rate of approximately 106.39 PH/s, and a group of 420 bitcoin mining machines hosted at our datacenter partner in La Pechuga, Mexico (“Mexico Operation”) with a hash rate of approximately 43.68 PH/s. Together with the 7.68 PH/s hosting hash rate generated from our hosting service located at La Pechuga, Mexico, we possessed a total of 157.75 PH/s of managing hash rate as of the date of this Annual Report.

Below is a summary listing our current self-mining operations:

Project Name	Location	Fleet Size	Operating Hash Rate	Power
SAI NODE Marietta	Marietta, OH, U.S.	712	106.39 PH/s	2.81 MW
Mexico Operation	La Pachuga, Mexico	420	43.68 PH/s	1.29 MW
Total		1,132	150.07 PH/s	4.1 MW

We distinguish ourselves in the crypto asset mining sector with our innovative liquid cooling and waste heat recovery technology, marking a pivotal shift towards energy efficiency and environmental sustainability in bitcoin mining operations. This technology not only supports the transition to clean energy but also aligns with our mission to foster a sustainable future for the bitcoin mining, power, and heating industries. Our efforts are complemented by a professional team with rich field experience and first-mover advantages in liquid cooling know-how, which enables us to offer flexible, cost-effective solutions to our customers. Furthermore, our commitment to carbon neutrality and climate action is underscored by our participation in global initiatives, enhancing our position in promoting sustainable practices within the industry.

Our target customers include both large-scale miners and institutional investors. Target institutional investors include entities that are diversifying their portfolios by adopting crypto asset-mining assets, which can be a more economic approach to acquire crypto assets as compared to buying such assets on secondary markets. Starting from 2022, we began to develop our self-mining operations. Strategically, we focus on deploying our self-developed infrastructure products in our mining operation globally, which are series of containerized datacenters that applies our proprietary liquid cooling and waste heat recovery technologies, reutilize excessive heat generated by bitcoin mining machines and provide steady hot water for agricultural, commercial, residential and industrial large-scale heating applications scenarios. Our products and solutions can reduce aggregate carbon emissions compared to traditional stand-alone heating and bitcoin mining, while also reducing the mining operation costs by potentially selling the recovered heat.

Our Operations and Services

Self-mining Operation

We engage in cryptocurrency mining operation, primarily Bitcoins, for our own account. Bitcoin mining operation is one of the two common ways for people to obtain bitcoins, besides purchasing bitcoins from someone else on primary or secondary market. Self-mining allows us to obtain bitcoins at a cost lower than purchasing bitcoin from someone else, and to retain the appreciation potential of Bitcoin to support our ongoing expansion and operation. For the fiscal year ended December 31, 2021, 2022, and 2023, we generated nil, $0.03 million, and $1.30 million in revenue, respectively, from our self-mining operation. We build our own mining facilities, or contract third-party datacenter partners, to deploy our fleet of bitcoin mining machines.

Sale of Equipment

We sell high-performance crypto asset mining machines, primarily bitcoin mining machines, to our customers. Sale of equipment that we have purchased allows us to capture price opportunities on the crypto asset mining machine market. For the fiscal year ended December 31, 2021, 2022, and 2023, we generated $6.96 million, $8.63 million, and $4.80 million in revenue, respectively, from sale of equipment.

Hosting Service

We provide bitcoin mining machine hosting service, including hosting, logistics, and maintenance service to our customers, through collaboration with third-party datacenter partners. For the fiscal year ended December 31, 2021, 2022, and 2023, we generated $2.60 million, $1.30 million, and $0.37 million in revenue, respectively, from hosting service.

Mining Pool Service

We provide mining pool service to our customers using our sai.plus mining pool. We collect mining rewards from the mining pool and allocate mining rewards to each pool participants, mainly our hosting clients. For the fiscal year ended December 31, 2021, 2022, and 2023, we generated $7.48 million, $0.68 million, and $0.31 million in revenue, respectively, from mining pool service.

Our Products

Overview

Since formation in 2019, we have been developing advanced liquid cooling technologies for crypto assets, specifically, bitcoin mining machines. We developed and integrated waste heat recovery technology into liquid cooling systems that applies to bitcoin mining machines, effectively turning traditional mining machines into “electric boilers” with up to 97% thermal efficiency. Our 1st generation of product is SAIHUB CAB, which was developed in the year of 2019, and was equipped in operation from 2019 to 2022. SAIHUB CAB is an indoor cabinet that turns traditional air-cooled bitcoin mining machines into liquid-cooled bitcoin mining machines, enabling both waste heat recovery capability and overclocking capability. The 2nd generation of product, ULTIWIT System, was developed in 2023. ULTIWIT System is a series of outdoor infrastructure products, in the form of containerized datacenters. With features such as liquid-cooling capability, waste heat recovery capability and overclocking capability, ULTIWIT System can fit both bitcoin mining machines and GPU servers to meet the increasing demand of bitcoin mining and artificial intelligence (“AI”) usage.

Our products are equipped with meters and sensors to collect real-time electricity and temperature statistics, they are also equipped with calorimeter and manometer to collect real-time heat and pressure statistics of the waste heat recovery system. The statistics from our operations that our products can functionally replace many traditional heating boilers that burn coal or natural gas, and most electric heating boilers.

Typical boiler (thermal) efficiencies are approximately 90% according to EN 12952-15 and old boilers’ efficiency are typically lower than 90%. The 1st generation SAIHUB CAB has an average thermal efficiency of around 89-90%, providing 60-70°C hot water steadily through the liquid cooling systems integrated with waste heat recovery capability. Thermal efficiency of the 2nd generation ULTIWIT System can reach up to 97%, while providing up to 55°C hot water supply through its liquid cooling and waste heat recovery interface. New generation natural gas boilers are usually equipped with condensing technology, which improves its overall thermal efficiency to over 90%. Please see Table 3.2 below for a comparison of efficiency levels across various sources of fuel.

We have launched several pilot projects in China from 2019 to 2021, with the deployment of SAIHUB CAB, and have deployed ULTIWIT System in our self-mining operation from 2022. In these pilot projects, SAIHUB CAB, together with installed bitcoin mining machines, were deployed as electric boilers to provide heat to the heating site, which included greenhouses, shopping mall, etc., while mining bitcoins simultaneously. Heating users have saved energy cost through paying less (free in our pilot programs) for 24*7 hot water generated from SAIHUB CAB, compared to their traditional cost on purchasing electricity, or purchasing coal and natural gas to produce hot water. In August 2023, our self-developed SAI US R&D Center, SAI NODE Marietta was successfully powered up, and ULTIWIT System was deployed on-site as part of our self-mining operation and waste heat recovery application. Through our pilot projects and on-field operation using our products, we have proven an increased economic return for both users who demand heat, and mining operator through heat recovery.

Though we have not collected heating service fee in our current operations, we expect to be able to charge heating service fee through providing 24*7 steady hot water when commercial projects are commenced, and thus to effectively subsidize electricity cost on self-mining operations. As we continue our global expansion, we believe our unique products, bitcoin mining solutions and innovative heating solutions, represent compelling differentiations of our business model.

ULTIWIT System – WITBOX

The WITBOX product line, including TANKBOX, RACKBOX and HYDROBOX, represents the core element of the ULTIWIT System. They are highly mobile and resilient outdoor computing infrastructure units fitted side a standard 20ft container, accommodating high performance computing servers such as bitcoin mining machines and GPU computing servers. They are equipped standard liquid cooling capability, i.e. connecting liquid-cooling designed servers, and immersion cooling capabilities.

TANKBOX

TANKBOX runs on immersion cooling tanks that are able to convert air-cooled servers into liquid-cooled models. It is equipped with an external cooling tower and made ready for high-efficiency recovery of computing waste heat. The maximum IT power of TANKBOX can reach 630 kW, subject to the actual configuration of different models of servers deployed inside the TANKBOX.

RACKBOX

RACKBOX is designed specifically for rack-mounted 2U standard servers. It fits up to 100 units of 2U standard servers and is compatible with all rack-mounted liquid-cooling server models, such as Whatsminer M53 bitcoin mining machine. Equipped with an external cooling tower and made ready for recovery of computing waste heat, RACKBOX’s maximum IT power can reach 1,000 kW in high performance mode or 660 kW in normal mode.

HYDROBOX

HYDROBOX is an outdoor computing infrastructure container with the highest capacity in our current WITBOX fleet. It is compatible with Bitmain S19 Hydro XP bitcoin mining machine with a plug-and-play design to ease the effort of rapid deployment. Fitting 210 units of Bitmain S19 Hydro XP bitcoin mining machines, its maximum IT power reaches 1,110 kW while generating around 50 PH/s of bitcoin mining hash rate, subject to different models installed.

ULTIWIT System – HEATBOX

HEATBOX is a product line that regulates, supplies, and controls recovered computing heat generated from computing servers. Serving as a supporting role of the WITBOX series, HEATBOX is a key intermediate product line in ULTIWIT System that bridges the waste heat recovered from WITBOX and heating scenarios. Stand-alone WITBOX is fully operational for customers who only require computing power, but for customers who wish to re-utilize waste heat generated by computing severs, deploying a HEATBOX product is necessary.

The HEATBOX product line adopts a 20-foot standard container shape and is equipped with plate heat exchangers, water pumps, water purification equipment, electrical and control systems. The core components of HEATBOX are plate heat exchangers or heat pumps. Pumpbox, being our 1st generation product of the HEATBOX product line, is equipped with plate heat exchangers and can provide stable hot water at 55°C. Our 2nd generation HEATBOX product with higher temperature supply is currently under development, and will significantly increase the water temperature for waste heat re-utilization, which can expand the product application to more industrial and agricultural heating scenarios and provide broader commercial value.

HEATBOX is designed for automated control and stable operation, ensuring continuous and efficient heat dissipation for the chip. It dynamically adjusts the control loop system in response to the ever-changing heat consumption demands of various heating scenarios, ensuring consistent performance and reliability. The HEATBOX product line is currently under research and development, and we expect to launch the product line in the third quarter of 2024.

ULTIWIT System – USERBOX

USERBOX is design and product that supports computing heat recovery applications. It offers integrated solutions and products tailored for heating scenarios across various demands and fields.

Traditional heating scenarios typically rely on conventional methods such as electricity or natural gas. However, by recovering and re-utilizing chip waste heat, which is essentially free, we can significantly simplify existing heating scenarios and equipment, thereby reducing infrastructure investment. SAI is fostering partnerships with traditional heating equipment companies to offer customers low-cost, integrated solutions. For example, this could include providing an integrated solution for greenhouse construction design, materials, and implementation. USERBOX aims to leverage the free computing waste heat to assist industries with high energy costs in becoming more profitable.

Transition And Expansion into Global Market

On May 21, 2021, China issued strict policies to ban crypto assets mining activities in mainland China. Due to compliance and strategic concerns, we terminated all of our hosting service agreements with existing customers in China, revoked our pilot programs testing our SAIHUB CAB equipment, and began strategic global transition starting from establishing hosting operations in Kazakhstan.

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

On August 1, with the consideration of our power partners and hosting customers’ intention to suspend the service offerings under the originally agreed Service Agreement and Bitcoin Mining Hosting Service Agreement, we terminated our Service Agreement, dated as of July 18, 2021, with Better Tech Limited (“Better Tech”) relating to the Phase II 90 MW power supply cooperation in Kazakhstan, and our Bitcoin Mining Hosting Service Agreement, dated as of July 16, 2021, with E2M Technology Limited (“E2M”) relating to the rendering of Phase II 90 MW hosting services in Kazakhstan, which had already been delayed due to the national riots in Kazakhstan, which commenced on January 2022. We have reached a mutual understanding with Better Tech and E2M on the force majeure events that occurred during the first half of 2022 and agreed to a waiver of liabilities. All parties agreed to continue the execution of the Phase I 15 MW cryptocurrency mining operation, which started on August 2021, based on the terms of the Service Agreement and Bitcoin Mining Hosting Service Agreement. In 2023, the rapid increase of the global bitcoin mining hash rate has caused the Phase I 15 MW mining operation unprofitable to our hosting client. With consideration of this development, we have powered down the mining machines temporarily with consent of our hosting client.

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

On April 20, 2023, we launched our 2nd generation product line, ULTIAAS, later named as ULTIWIT System. The product line initially contained three models, TANKBOX, RACKBOX and HYDROBOX, which were all equipped with liquid cooling and waste heat recovery capabilities.

On August 7, 2023, we completed the development of SAI US R&D Center, SAI NODE Marietta, and deployed one TANKBOX and one RACKBOX to serve as the infrastructure of our self-mining operation. 144 Bitmain S19j Pro+ bitcoin mining machines and 90 Whatsminer M53 bitcoin mining machines were powered up with an increased hash rate of 38.52 PH/s.

On December 1, 2023, we deployed one additional HYDROBOX at SAI NODE Marietta to serve as the infrastructure of our self-mining operation. 190 Bitmain S19j pro Hydro bitcoin mining machines were purchased, installed in the HYDROBOX, and powered up with an increased hash rate of 34.96 PH/s.

On February 1, 2024, we deployed two additional TANKBOX at SAI NODE Marietta to serve as the infrastructure of our self-mining operation. 288 Bitmain S19K pro bitcoin mining machines were purchased, installed in the two TANKBOXes. The two TANKBOXes were powered up on February 1 and February 15, 2024, respectively, with a total increased hash rate of 32.91 PH/s.

As of the date of this Annual Report, our self-mining operation consist of one datacenter, which consist of 712 bitcoin mining machines, in Marietta, Ohio, the United States (“SAI NODE Marietta”) with a hash rate of approximately 106.39 PH/s, and a group of 420 bitcoin mining machines hosted at our datacenter partner in La Pechuga, Mexico (“Mexico Operation”) with a hash rate of approximately 43.68 PH/s. Together with the 7.68 PH/s hosting hash rate generated from our hosting service located at La Pechuga, Mexico, we possessed a total of 157.75 PH/s of managing hash rate as of the date of this Annual Report.

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

Blockchain, Cryptocurrencies and Crypto assets

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

In addition to cryptocurrencies, there are other assets, such as contracts or other information that reside on a blockchain that represent a form of ownership. Examples may include insurance contracts, deeds, wills, health data or securities. Together with cryptocurrencies, these other assets, which also include virtual currencies, digital coins and tokens, and other blockchain assets, make up a class of assets called “Crypto assets.” Crypto assets offer fast, low-cost peer-to-peer payment options without the need to provide personal details. Every transaction is recorded in the blockchain, which effectively contains a record of all account balances. Each account on the blockchain is identified solely by its unique public key, which renders it anonymous, and is secured with its associated passcode. The value of crypto assets is determined by the value that various market participants place on them through their transactions, for example, via peer-to-peer transactions, e-commerce or exchanges.

Cryptocurrency — Advantages

Crypto assets have been viewed by the community to offer several advantages over traditional (also known as ‘fiat’) currency, including:

●	Acting as a fraud deterrent, as crypto assets recorded on a blockchain are virtually impossible to counterfeit, reverse, or modify;

●	Immediate settlement;

●	Elimination of counterparty risk;

●	No requirement for a trusted intermediary;

●	Lower transaction costs;

●	Identity theft prevention;

●	Universal accessibility;

●	Transaction verification and confirmation processes that prevent double spending;

●	Decentralized transaction processing at any time of day without any central authority (governments or financial institutions); and

●	Universal value free from currency exchange rates.

Cryptocurrency Market

The market for crypto assets has grown exponentially. In 2017, there were an estimated 2.7 million users of crypto assets, whereas based on estimates provided by blockchain service provider TripleA, estimated global crypto users will reach 420 million in the year of 2023. Bitcoin’s daily exchange volume has grown from $92 million in January 2017 to more than $30 billion in February 2023. The initial exchange rate recorded on October 5, 2009 was one bitcoin equaled $0.000764. Bitcoin remains the leading crypto asset in terms of market capitalization, which, based on data sourced from ycharts.com, exceeded $1.216 trillion as of February 29, 2024. As of December 31, 2023, based on data sourced from coinbase.com, the trading price of one bitcoin was $42,288.58. By April 10, 2024, the price of one bitcoin increased to $70,588 according to coinmarketcap.com, highlighting the extremely volatile nature of bitcoin. Currently, mining and purchasing from the secondary market are the major ways of acquiring crypto.

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

According to data sourced from glassnode.com, the Bitcoin Network hash rate has increased from 1.03 EH/s at the beginning of 2016 to 556.06 EH/s by the end of 2023, with a CAGR of 119.5%. Subsequently, the Bitcoin Network hash rate peaked over 670 EH/s in February 2024.

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

Bitcoin Distribution

Bitcoin is finite in its supply of a total number of 21 million, with 19.65 million currently in circulation. Thus, it is a scarce asset that can potentially serve to hedge various forms of inflation. Compared with high storage and transport costs of gold, bitcoin requires no transport costs and has a transparent and diminishing supply schedule.

By 2025, bitcoin is expected to surpass gold’s stock-to-flow ratio, forming a significant monetary store of value.

Transaction Fees

When a user decides to send bitcoin to a recipient, the transaction is first broadcasted to a memory pool before being included in a block. Because each block can only contain up to 1 megabyte of transaction information, it is in this memory pool that miners pick and choose which transactions to bundle into the next block and verify. During periods of heavy network usage, there can oftentimes be more transactions awaiting confirmation than there is space in a block. Consequently, not all attempted transactions will be verified immediately, and some transactions can take up to a day or longer to verify.

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

To maximize the opportunities to receive a reward, most large-scale miners have joined with other miners in “mining pools” where the computing power of each pool participant is coordinated to complete the block on the blockchain, and mining rewards are distributed to participants in accordance with the rules of the mining pool. Fees payable to the operator of the pool vary but are typically as much as 2% of the reward earned and are deducted from the amounts earned by each pool participant. Mining pools are subject to various risks including connection issues, outages and other disruptions which can impact the quantity of crypto assets earned by participants.

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

Waste Heat Utilization

Waste heat utilization is the process to collect and reuse the heat generated by industrial processes that was wasted otherwise. Since waste heat is a byproduct of industrial process, it can be considered that no extra energy consumption or carbon emission is incurred. As a result, we believe that by replacing traditional heat generation with waste heat recovery, one is able to reduce increased energy consumption efficiency and reduce carbon emission.

Major approaches for waste heat utilization includes heat exchange, heat conversion and heat pump. Heat exchange is the most direct and efficient method for industrial waste heat utilization. Heat exchange equipment is applied to transfer waste heat while maintaining the form of waste heat energy. Heat conversion with the use of waste heat boiler is the most common method for industrial waste heat utilization. The conversion process can improve the quality of waste heat. Heat pump is another way to reuse waste heat, which is more suitable for industrial and civil low-temperature waste heat utilization. Our products provides 40-70°C hot water steadily and is an innovative waste heat utilization method and equipment that collects waste heat from semiconductors or chips.

Our Competitive Strengths

Unique liquid cooling and waste heat recovery technology that can turn bitcoin mining machines into energy-efficient boilers for large-scale heating

As an innovator in the bitcoin mining industry, we have the opportunity to harness the power of technology in order to create a more sustainable future for bitcoin mining to address the industry’s energy and environmental challenges. Liquid cooling technology improves the energy efficiency and bitcoin mining operation efficiency. We further developed waste heat recovery capabilities to enable the electricity consumed in process of computing to be reutilized at up to 97% thermal efficiency for heating purposes, in most low to medium temperature heating applications like hot water heating systems or district heating systems. By collocating our products along with large-scale heat users, we can reduce these their heating cost, while transferring their fossil fuel boilers to electric boilers. We intent to switch to renewable power source gradually with our datacenter operation to enable the electrification of these heat user’s fossil fuel boilers, which also promotes the decarbonization of traditional heating industry, creating a huge environmental benefit to the global carbon neutrality goal and social benefits.

The exponential growth of computing power demand, such as bitcoin mining, GPU computing, and others, brings many challenges to computing center operators, including potential rise of electricity price, increase of carbon footprint when power is sourced from unsustainable power, and demand for increasing power generation and grid infrastructure investment. Our unique liquid cooling and waste heat recovery solution, ULTIWIT System, brings a solution that integrates computing waste heat capture, supply and recovery system. By essentially consuming one unit of energy and serving two unit of demand, ULTIWIT System is able to replace traditional heating sources, lower operating cost and carbon footprint of computing center operators, and support heating growth by low to zero cost recycled heat. While being configurable with various computing needs, such as bitcoin mining, GPU computing and others, ULTIWIT System can support wide range of heating demand including the followings:

●	building heat supply: residential, commercial, industrial buildings, for example greenhouses;

●	water heating: swimming pools, waterparks, fisheries, and other hot water demands;

●	industrial heating processes: drying, cooking, brewery, and other industrial heating processes;

●	heat enabled new processes: seawater desalination, wastewater reclamation, oil and gas industry water recycling.

We have also participated in global carbon neutrality focused organizations, including:

●	We are the first crypto mining and supercomputing company worldwide to join the UNFCCC Climate Neutral Now (CNNow) initiative. After joining on April 27, 2021, we submitted our first carbon footprint report on July 9, 2021;

●	We joined the UNFCCC Race to Zero (SME Climate Club) on July 13, 2021, alongside the Energy Industries Council (UK) and other participants;

●	We joined the Task Force on Climate-Related Financial Disclosures (TCFD) on July 22, 2021. Other members of TCFD include the Hong Kong Monetary Authority, the Monetary Authority of Singapore (MAS), BP, and Equinor; and

●	We joined the Climate Pledge on August 10, 2021, becoming an official signatory the following month.

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

Rich field experience and unique liquid cooling know-how gives us first-mover advantages

Our founding team is comprised of highly experienced mining operators, heating ventilation air conditioning (“HVAC”) engineers, and power infrastructure constructors. This team provides us with strong research and development (“R&D”) capabilities, as well as a deep understanding of the supply chain and cost structure of mining operations and sourcing networks. One founding partners has been managing mining machines since 2015 and has overseen the mining of over 30,000 bitcoins for customers. The other founding partner came from a mining operation management software company and managed over 5 EH/s hash rate mining machines operation. Our accumulated industry know-how can provide our customers with flexible and cost-effective operating solutions, such as plug-and-play designs and folding blockbox that can adapt to any geography and climate conditions. We have accumulated rich on-the-field expertise to design, test, debug and assemble mature, stable and highly efficient bitcoin mining data centers. We have also successfully integrated traditional bitcoin mining machines with waste heat recovery technology to provide large-scale heating supply to various heating application scenarios including residential and commercial buildings as well as agricultural greenhouses.

●	New entrants generally have to go through three phases to independently develop an innovative heating system for purpose of commercialization, including:

●	development of a prototype mining machine with an adaptive cooling solution applied;

●	small-scale trial run of the machine for both mining and heating performance; and

●	large-scale heating supply test to see if the machine can operate steadily, meet the requirements for both healthy bitcoin mining operation and different heating scenarios.

Large-scale stable heating systems are complex engineering projects that integrate many piping components, and waste heat recovery technology with liquid cooling system in data centers is in early development stage especially in crypto assets mining industry. Chips can only operate healthily in a relatively cool environment through appropriate cooling system design. It requires strong engineering design capability, strong supply chain support and repeatedly tests to guarantee the optimized efficiency of both mining and heating operation. Therefore, we believe it is challenging for a new entrant to replicate our technology and operating model in the industry.

Professional team and strong industry resources

Our business covers many professional fields, including bitcoin mining, heating supply, liquid cooling, electricity supply, materials, and equipment operating and maintenance, among others. Besides our experienced founding team from the crypto asset mining industry, our team includes professionals from various fields, including investment and financing, ESG, marketing, and energy.

We have accumulated industrial resources and is constantly expanding our business landscape. Bitmain, the largest mining machine manufacturer globally, and other famous venture capital firms, have invested in us. Our business strategy and leading technology were well-recognized by the private capital market at a very early stage. Endorsed by strong shareholders’ backgrounds, we established long-term and close business relations with many industrial leading companies, including upstream energy suppliers, hardware manufacturers, and software providers. We have also accumulated a large base of potential institutional investors and high net worth individuals as our targeted customers.

Our Growth Strategies

Continue Increasing Our Self-Mining Hash Rate

Our strategy to enhance our self-mining hash rate is multi-faceted and focuses on both technological innovation and operational expansion. This initiative is critical for maintaining and strengthening our competitive edge in the bitcoin mining sector. We are continuously monitoring the market for the latest advancements in bitcoin mining technology. By acquiring and deploying state-of-the-art mining machines, we can significantly increase our hash rate, which is essential for improving our bitcoin mining efficiency and output. This includes both expanding our existing operations and identifying new strategic locations for deployment.

Promote the Sale of Our ULTIWIT System Solutions, develop More Institutional Clients

With a strategic focus on institutional clients, including large-scale bitcoin miners and investors diversifying their portfolios with crypto assets, we plan to intensify our marketing and sales efforts towards these segments. The ULTIWIT System, with its advanced liquid cooling, waste heat recovery capabilities, and overclocking potential, represents a key product offering. By showcasing its cost-saving and environmental benefits, we aim to secure long-term partnerships and contracts with institutional clients, further bolstering our market position and revenue streams.

Develop Waste Heat Utilization Scenarios, Increasing Revenue Streams

Our innovative approach to utilizing waste heat from bitcoin mining operations for heating purposes has demonstrated significant energy and cost savings. We plan to further explore and develop new applications and scenarios for waste heat utilization, such as in agricultural, residential, commercial, and industrial heating. Expanding these applications will not only diversify our revenue streams but also strengthen our contributions towards energy efficiency and environmental sustainability.

Global Expansion

Recognizing the global nature of the cryptocurrency mining and clean energy sectors, we are actively pursuing opportunities for international expansion. This includes exploring new markets for our self-mining operations, ULTIWIT System deployments, and waste heat recovery solutions. By establishing a presence in strategic locations with favorable regulatory environments and energy resources, we aim to tap into new customer bases, leverage local partnerships, and contribute to the global transition towards clean energy and sustainable mining practices.

Broadening Engineering and Technical Services

In alignment with our mission to foster a sustainable and efficient future for the crypto asset mining, power, and heating industries, we intend to broaden a comprehensive suite of engineering services to our growth. This includes mining site design, buildup, and operation services, alongside computing heat supply system design, buildup, and operation services. Recognizing the critical importance of efficiency and sustainability in our operations, we also intend to introduce liquid cooling and computing heat supply third-party certification, consulting, and technical services to our offers. This strategic extension is designed to leverage our proprietary technologies and expertise in liquid cooling and waste heat recovery, enabling us to offer specialized, value-added services to our clients. By providing these engineering and technical services, we aim not only to enhance our operational capabilities but also to establish ourselves as a full-spectrum solutions provider in the ecosystem. This approach will further solidify our competitive advantage, diversify our revenue streams, and contribute to our goal of promoting clean energy transition globally.

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

Since liquid’s thermal conductivity is significantly higher than air as proven widely by scientists, it is a more efficient thermal management approach compared to traditional air-cooling system installed in most data centers. Overheating of PCB (Printed Circuit Boards) is a major reason for equipment malfunction. With no spinning fan nor reserved passageway typically required for air circulation, liquid cooling systems also reduces operational electricity consumption and leave more space for computing equipment deployment. Furthermore, liquid cooling generates no extra noise and avoids dust and moisture accumulation.

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

We integrate advanced liquid cooling technologies into our WITBOX series, employing both heat-plate and immersive cooling methods to meet diverse operational needs. Heat-plate liquid cooling directly targets the heat generation sources with a coolant-circulated plate, enhancing the efficiency and reliability of ASIC processors within bitcoin mining machines. On the other hand, immersive cooling submerges mining components in a non-conductive liquid, distributing cooling evenly, reducing overheating risks, and extending hardware lifespan— all while operating quietly.

Our innovative cooling solutions significantly lower energy consumption and operational costs, bolster hash rates, and align with our sustainability goals. The WITBOX series is a crucial part of our ULTIWIT System solutions, which not only optimize cooling but also repurpose waste heat for various heating applications, turning a mining byproduct into a valuable resource. This approach embodies our commitment to the clean energy transition and positions us as a leader in integrating clean-tech across the bitcoin mining, power, and heating sectors. As we move forward, we aim to further refine our technologies to enhance the sustainability and efficiency of crypto asset mining.

Waste Heat Recovery Technology

Our waste heat recovery technology is based on the liquid cooling system designed for high-performance computing equipment, including bitcoin mining machines.

To reach the maximum cooling and waste heat recovery efficiency of the mining machines’ PCB, which are essentially heating units, we are able reorganize the layout of bitcoin mining machine’s PCB in independently designed SAIHUB CAB and enables the system to collect waste heat. For example, SAIHUB CAB integrates 72 units common type mining machines such as Whatsminer M21S at a size of 2.5 cm x 1.5 cm x 1.9 cm. The input power of the SAIHUB CAB is 237 KW, and it can supply the equivalent heat of 213 KW with 90% thermal efficiency, competing with most existing fossil fuel boilers thermal efficiency with a lower maintenance cost and no additional capital expenditure of replacement.

The ULTIWIT System incorporates our further upgraded waste heat recovery technology, designed to ensure continuous and stable heat dissipation from the chip. It features a control loop system that dynamically adjust to the varying heat consumption needs in different scenarios, enabling automated control and stable operation. Additionally, by integrating efficient water-source heat pumps, the system can elevate the temperature of recovered waste heat water from 60°C to 80°C, and even beyond 100 C. This enhancement aims to harness the economic value chip waste heat in various demand scenarios, optimizing its utility and efficiency.

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

As of December 31, 2023, we own 8 patents in connection with our existing and planned blockchain and cryptocurrency related operations. We expect to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we may in the future develop certain proprietary software applications for purposes of our cryptocurrency mining operation.

Research and Development

Our research and development efforts are focused primarily on developing technologies and solutions to reduce the major cost factors of crypto asset mining datacenter operations and other types of high-performance computing datacenter operations, including but not limited to electricity, cooling, chip supply and services. Specifically, we focus on improving our products’ waste heat recovery efficiency through new engineering design and material innovation; extending our products’ adaptability to more latest generation high-performance computing chips, printed circuit boards, bitcoin mining machines and different heating applications; and immersion cooling system for mining equipment and power boxes. We are dedicated to maximizing the value of waste heat generated from high-performance computing process including but not limited to bitcoin and other crypto assets mining, Artificial Intelligence and Machine Learning computing etc. which represents a significant amount of and fast-growing type of waste energy. As of the date of this Annual Report, we identified no dependency on patents that is material to our business.

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

Facilities

We are a remote-only company. Accordingly, we have not designated any specific office as our headquarters. We currently maintain physical offices in Singapore and mainland China as our regional operation centers designated for business development in Middle Asia, Middle and North America and the integration of supply chain and research and development capabilities. We have also developed a datacenter, SAI NODE Marietta, in the United States. We engage local staff through our local partners and send our own onsite maintenance supervisors to ensure the status of our operations. For purposes of complying with applicable requirements of the Securities Act and the Exchange Act, as amended, any shareholder communication required to be sent to its principal executive office may be directed to the aforementioned agent for service of process.

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

Kazakhstan started to develop the cryptocurrency industry and promote both blockchain operations and cryptocurrency markets in 2017. On June 25, 2020, the president signed a law that introduced amendments to the regulation of digital technologies and legitimized mining. Such key definitions as “crypto asset”, or cryptocurrency, and “digital mining” were also introduced into the law “On Informatization.”

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

Recent Developments — Kazakhstan

At the beginning of January 2022, surges in fuel prices triggered national unrest throughout Kazakhstan, which subsequently resulted in significant national disruptions to the nation’s bitcoin mining operations’ access to reliable sources of energy and internet access. From January 24, 2022 to January 31, 2022, the state-run Kazakhstan Electricity Grid Operating Company additionally cut off the nation’s electricity to bitcoin and cryptocurrency mining companies. As a result, during this time period, bitcoin and cryptocurrency miners did not have access to power for bitcoin and cryptocurrency mining purposes and were required to halt their operations. The cut-off of power to our and others bitcoin mining company operations during January 2022 negatively impacted our operations for the period, as our hosting services are directly correlated with our customers mining abilities.

We are closely monitoring the political and regulatory environment of Kazakhstan, including any political and legal developments and the potential impact such events may have on our hosting operations in that country. In the first quarter of 2022, our legal counsel in Kazakhstan advised us that the Kazakhstan government partially supports a few amendments to the existing tax code applying to crypto asset mining companies in the country, including improving the fee rate based on electricity consumption per kWh that the government charges crypto asset miners from the current 1 tenge (about $0.0023 US dollar) per kWh to a higher rate, based on different types of electricity they consume and/or different level of total power consumption scale they consume. The amendments proposal also includes enhancing regulation to crypto asset mining activities and control of the power supply. As the date of this report, we are not aware of any updates to the Tax Code, and the underlying enforcement of such applicable amendments.

In combination of the disruptive political environment, increasing uncertainties of power supply in Kazakhstan since beginning of 2022, and the foreseeable increasing power cost due to a potential enforcement of the final amendments to the tax code and laws regulating crypto asset mining in the country. On August 1, 2022, with the consideration of our power partners and hosting customers’ intention to suspend the service offerings under the originally agreed Service Agreement and Bitcoin Mining Hosting Service Agreement, we terminated our Service Agreement, dated as of July 18, 2021, with Better Tech Limited (“Better Tech”) relating to the Phase II 90 MW power supply cooperation in Kazakhstan, and our Bitcoin Mining Hosting Service Agreement, dated as of July 16, 2021, with E2M Technology Limited (“E2M”) relating to the rendering of Phase II 90 MW hosting services in Kazakhstan, which had already been delayed due to the national riots in Kazakhstan, which commenced on January 2022. We have reached a mutual understanding with Better Tech and E2M on the force majeure events that occurred during the first half of 2022 and agreed to a waiver of liabilities. All parties agreed to continue the execution of the Phase I 15 MW cryptocurrency mining operation, which started on August 2021, based on the terms of the Service Agreement and Bitcoin Mining Hosting Service Agreement. In 2023, the rapid increase of the global bitcoin mining hash rate has caused the Phase I 15 MW mining operation unprofitable to our hosting client. With consideration of this development, we have powered down the mining machines temporarily with consent of our hosting client.

As of the date of this Annual Report, our self-mining operation consist of one datacenter, which consist of 712 bitcoin mining machines, in Marietta, Ohio, the United States (“SAI NODE Marietta”) with a hash rate of approximately 106.39 PH/s, and a group of 420 bitcoin mining machines hosted at our datacenter partner in La Pechuga, Mexico (“Mexico Operation”) with a hash rate of approximately 43.68 PH/s. Together with the 7.68 PH/s hosting hash rate generated from our hosting service located at La Pechuga, Mexico, we possessed a total of 157.75 PH/s of managing hash rate as of the date of this Annual Report. Considering our review of global bitcoin mining industry and changing regulatory framework in different countries, we are currently focusing on expansion opportunities primarily in North American countries. See “Business Overview — Transition and Expansion into Global Market”.

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

Below is a description of our major operating entities:

●	Sustainable Available Innovative PTE. LTD (Singapore) — General headquarter, responsible for business coordination.

●	Hangzhou Dareruohan Technology Co., Ltd. (WOFE) — Global R&D and supply chain center.

●	SAI US INC. (USA) — Develops and manages projects and business in North American market.

D. Property, Plant and Equipment

We are a remote-only company. Accordingly, we have not designated any specific office as our headquarters. Our main business activities are conducted in the United States. Our offices, research and development and manufacturing facilities are located in Singapore and mainland China, where we occupy approximately 508 square meters. Our office lease ends in February 2025. Our research and development and manufacturing facilities lease ends in October 2023, and was renewed for an additional year. We have leased the plot on which we have developed SAI NODE Marietta, the lease starts in April 2023, and ends in March 2033. Our monthly total rent payments are approximately $27,000.

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

Overview

We are a sustainable distributed Bitcoin mining operator and a clean-tech company that integrates the bitcoin mining, power and heating industries. We engage in cryptocurrency mining operations, primarily Bitcoin, for our own account, and provide a full suite of specialized services to crypto asset mining customers, including purchase of mining machines, hosting service, and mining pool service.

We distinguish ourselves in the crypto asset mining sector with our innovative liquid cooling and waste heat recovery technology, marking a pivotal shift towards energy efficiency and environmental sustainability in bitcoin mining operations. This technology not only supports the transition to clean energy but also aligns with our mission to foster a sustainable future for the bitcoin mining, power, and heating industries. Our efforts are complemented by a professional team with rich field experience and first-mover advantages in liquid cooling know-how, which enables us to offer flexible, cost-effective solutions to our customers. Furthermore, our commitment to carbon neutrality and climate action is underscored by our participation in global initiatives, enhancing our position in promoting sustainable practices within the industry.

Our target customers include both large-scale miners and institutional investors. Target institutional investors include entities that are diversifying their portfolios by adopting crypto asset-mining assets, which can be a more economic approach to acquire crypto assets as compared to buying such assets on secondary markets. Starting from 2022, we began to develop our self-mining operations. Strategically, we focus on deploying our self-developed infrastructure products in our mining operation globally, which are series of containerized datacenters that applies our proprietary liquid cooling and waste heat recovery technologies, reutilize excessive heat generated by bitcoin mining machines and provide steady hot water for agricultural, commercial, residential and industrial large-scale heating applications scenarios. Our products and solutions can reduce aggregate carbon emissions compared to traditional stand-alone heating and bitcoin mining, while also reducing the mining operation costs by potentially selling the recovered heat.

In August 2023, our self-developed SAI US R&D Center, SAI NODE Marietta was successfully powered up, and ULTIWIT System was deployed on-site as part of our self-mining operation and waste heat recovery application. Through our pilot projects and on-field operation using our products, we have proven an increased economic return for both users who demand heat, and mining operator through heat recovery.

Though we have not collected heating service fee in our current operations, we expect to be able to charge heating service fee through providing 24*7 steady hot water when commercial projects are commenced, and thus to effectively subsidize electricity cost on self-mining operations. As we continue our global expansion, we believe our unique products, bitcoin mining solutions and innovative heating solutions, represent compelling differentiations of our business model.

Our net revenues were $6.78 million, $10.64 million, and $17.04 million for years ended December 31, 2023, 2022 and 2021, respectively. Our net loss were $6.12 million, $8.85 million, and $ 16.68 million for the years ended December 31, 2023 ,2022 and 2021, respectively.

Major Factors Affecting Our Results of Operations

Our revenue comprises a combination of sales of high-performance crypto asset mining machines, hosting service fee, block rewards and income from our mining pool. We expect our future revenue will include bitcoin transaction fee, earned for verifying transactions in support of the blockchain, resales of waste heat from our products and operations to be deployed and any technology-related types of charge based on our intellectual property.

Factors affecting our sales of digital mining machines and hosting service fee

Availability of Secure and Sustainable Power Supply

Following the ban on crypto asset mining by the Chinese government in May 2021, the bitcoin mining industry has come to realize that the availability of secure and sustainable power supply has been the paramount factor in conducting bitcoin mining operations. We continuously explore clean and cost-effective power supplies and build up readily accessible infrastructure to operate the mining machines for our hosting clients and for self-owned mining machines.

Ability to Acquire Customers Effectively

Our ability to increase the hosting clients and sales of crypto asset mining machines largely depends on our ability to attract potential clients through sales and marketing efforts. Presently, we owned and operate Bitcoin Mining Operations in North American located in Marietta, state of Ohio in the United States. We are also constructing vertical agricultural Greenhouse and fish farming pond pools which will be heated by the hot water generated from Bitcoin Mining. Our products and solutions can reduce aggregate carbon emissions compared to traditional stand-alone heating and bitcoin mining while also reducing the mining operation costs by potentially selling the waste heat. It will attract a large number of institutional investors.

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

Regulatory Environment in Countries We Operate

We operate and plan to operate in a complex and rapidly evolving regulatory environment and expects to be subject to a wide range of laws and regulations enacted by U.S. federal, state, and local governments, governmental agencies, and regulatory authorities, including the SEC, the Commodity Futures Trading Commission (the “CFTC”), the Federal Trade Commission (the “FTC”), and the Financial Crimes Enforcement network of the U.S. Department of Treasury, as well as similar entities in other countries. Other regulatory bodies, governmental or semi-governmental, have shown an interest in regulating companies engaged in the blockchain or cryptocurrency businesses.

The regulatory environment is subject to potential substantial changes in the future, making it presently impossible to ascertain their application and effectiveness on our business. While we anticipate increased scrutiny from regulators in 2024 and beyond regarding bitcoin mining, the impact of these regulations on our operations remains uncertain. As the legal and regulatory environment continues to evolve, we may be subjected to new laws and regulations enforced by agencies such as the SEC, potentially affecting our mining activities. Furthermore, state and local regulations play a crucial role in determining suitable locations for our mining operations. Although Ohio currently offers favorable regulatory environments for bitcoin miners compared to other states, expanding into new areas may expose us to additional state and local regulatory requirements.

As of the date of this Annual Report, our self-mining operation consist of one datacenter, which consist of 712 bitcoin mining machines, in Marietta, Ohio, the United States (“SAI NODE Marietta”) with a hash rate of approximately 106.39 PH/s, and a group of 420 bitcoin mining machines hosted at our datacenter partner in La Pechuga, Mexico (“Mexico Operation”) with a hash rate of approximately 43.68 PH/s. Together with the 7.68 PH/s hosting hash rate generated from our hosting service located at La Pechuga, Mexico, we possessed a total of 157.75 PH/s of managing hash rate as of the date of this Annual Report. Considering our review of global bitcoin mining industry and changing regulatory framework in different countries, we are currently focusing on expansion opportunities primarily in North American countries.

Factors affecting block rewards and bitcoin transaction fees

Block rewards are fixed, and the bitcoin network is designed to periodically reduce them through halving. Currently the block rewards are fixed at 6.25 bitcoin per block, and it is estimated that it will halve again to 3.125 bitcoin in April 2024.

Market Price of Bitcoin

Our business is heavily dependent on the spot price of bitcoin. The prices of cryptocurrencies, specifically bitcoin, have experienced substantial volatility, which may reflect “bubble” type volatility, meaning that high or low prices may have little or no merit, may be subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Bitcoin (as well as other cryptocurrencies) may have value based on various factors, including their acceptance as a means of exchange by consumers and producers, scarcity, and market demand. As of December 31, 2023, we held 65.98 bitcoins, which does not represent a significant increase compared to 3.05 bitcoins as of December 31, 2022. December 31, 2023, the Company adopted ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets (ASU 2023-08), which requires entities to measure crypto assets at fair value (the “fair value model”) with changes recognized in income each reporting period. During the year ended December 31, 2023, the Company recognized a gain on crypto assets of $840 thousand under the new fair value model.

The substantial volatility in the bitcoin price also had significant impacts on our profitability and capital expansion plan, since the price fall renders the costs of electricity fees, which is the major mining cost component and remains relatively fixed, as a percentage of bitcoin price exceedingly high to the extent that bitcoin mining becomes a loss-making activity.

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

Non-GAAP Financial Measures

We are providing supplemental financial measures for non-GAAP net income from operations that excludes the impact of share-based compensation expense, loss from disposal of property and equipment, impairment losses on crypto assets, depreciation of fixed assets and amortization of intangible assets. This supplemental financial measure is not measurement of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, this supplemental financial measure may not be comparable to similarly titled measures of other companies. Management uses this non-GAAP financial measure internally to help understand, manage, and evaluate our business performance and to help make operating decisions.

We believe that this non-GAAP financial measure is also useful to investors and analysts in comparing our performance across reporting periods on a consistent basis. Non-GAAP financial measures are subject to material limitations as they are not in accordance with, or a substitute for, measurements prepared in accordance with GAAP. For example, we expect that share-based compensation expense, which is excluded from non-GAAP financial measures, will continue to be a significant recurring expense over the coming years and is an important part of the compensation provided to certain employees, officers, and consultants. Similarly, we expect that depreciation of fixed assets and amortization of intangible assets will continue to be a recurring expense over the term of the useful life of the assets. We also will exclude impairment losses on crypto assets from the non-GAAP financial measure, which may occur in future periods as a result of our continued holdings of significant amounts of bitcoin. Our non-GAAP financial measure is not meant to be considered in isolation and should be read only in conjunction with our Consolidated Financial Statements, which have been prepared in accordance with GAAP. We rely primarily on such Consolidated Financial Statements to understand, manage, and evaluate our business performance and use the non-GAAP financial measure only supplementally.

The following is a reconciliation of our non-GAAP net (loss) income for the years ended December 31, 2023, 2022 and 2021 respectively, which excludes the impact of (i) share-based compensation expense, (ii) loss from disposal of property and equipment, (iii) depreciation of fixed assets and amortization of intangible assets (dollars in thousands):

	For the year ended December 31,
	2021	2022	2023
Reconciliation of non-GAAP net (loss) income:
Net (loss) income	$(16,704)	$(8,845)	$(6,120)
Share-based Compensation Expense	14,457	1,060	2,641
Loss from disposal of property and equipment	—	718	402
Depreciation and amortization expenses	—	1,662	1,347
Non-GAAP net (loss) income	$(2,247)	$(5,405)	$(1,730)

Results of Operations

For the year ended December 31, 2022, and 2023

The following table shows key components of our results of operations for the years ended December 31, 2022, and 2023, in dollars and as a percentage of fluctuations (dollars in thousands).

	For the year ended December 31,		Change
	2022	2023	Amount	%
Revenues
Sales of products	$8,626	$4,802	$(3,824)	(44)
Hosting service	1,303	366	(937)	(72)
Mining pool	676	309	(367)	(54)
Mining	33	1,300	1,267	3839
Total revenues	10,638	6,776	(3,862)	(36)
Cost of revenues
Sales of products	7,748	4,290	(3,458)	(45)
Cost of services	1,054	328	(726)	(69)
Mining pool	676	308	(368)	(54)
Mining	20	1,392	1,372	6860
Total cost of revenues	9,498	6,319	(3,180)	(33)
Gross (loss)/profit	1,140	457	(682)	(60)

Sales and marketing expenses	1,098	1,134	36	3
General and administrative expenses	6,080	5,703	(377)	(6)
Research and development expenses	476	853	377	79
Impairment of long-lived assets	951	138	(813)	(85)
Total operating expenses	8,605	7,828	(777)	(9)

Profit (Loss) from operations	(7,465)	(7,371)	94	(1)
Other income(expense), net	(1,380)	1,251	2,631	(191)
Profit(loss) before income tax expense	(8,845)	(6,120)	2,725	(31)
Income tax expenses	—	—	—	0
Net Profit (Loss)	(8,845)	(6,120)	2,725	(31)
Foreign currency translation gain	(544)	(56)	488	(90)
Total comprehensive loss	$(9,389)	$(6,176)	$3,213	(34)

Revenues

Sales of products. Sales of products represents the sales of high-performance crypto asset mining machines to end customers. The revenue of sales of products was $8.6 million and $4.8 million for the years ended December 31, 2022, and 2023, respectively, decreased by $3.8 million, or 44%. The decrease in sales of products revenue was mainly due to fewer customer purchase orders during fiscal year 2023 compared to last year.

Hosting service. Hosting service represented the provision of hosting service and daily maintenance of servers to customers. The hosting service revenue decreased by $0.9 million, or 72%, from $1.3 million for the year ended December 31, 2022 to $0.4 million for the year ended December 31, 2023. Our hosting facilities are mainly based in Kazakhstan in 2022, and Mexico in 2023. On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on bitcoin mining and trading.” We then terminated all the mining business in China, and restart our hosting service in Kazakhstan in second half of 2021. The reason for the decrease in hosting service revenue in 2023 is that our hosting clients requested frequent power-off of their machines since their high-power consumption miners do not deliver profitable when BTC price dropped significantly in early 2023 and overall BTC network hash rate rapidly increased in the latter 2023.

Mining Pool. Mining pool income represents revenues from the company’s self-owned sai.plus mining pool which was started in 2021, representing mining rewards from sai.plus mining pool. The Company allocates mining rewards to each pool participant, mainly our hosting clients, net of the pool operator fees based on the sharing mechanism predetermined and records as cost of mining pool revenue. Mining pool revenue decreased by $0.4 million, or 54%, from $0.7 million for the year ended December 31, 2022 to $0.3 million for the year ended December 31, 2023. In 2023, some mining machines using our pool shut down due to BTC price fluctuations and rapid increase in overall BTC network hash rate, resulting the decrease in our mining pool revenue.

Minning revenue. Mining revenue represents mining rewards generated from the company’s self-owned mining machines. The mining revenue increased by $1.3 million, or 3839%, from $0.03 million for the year ended December 31, 2022, to $1.3 million for the year ended December 31, 2023, reflecting the increased scale of the Company’s mining operations, which we self-constructed in Marietta, Ohio and were launched since July 2023. The rollout of our new mining site has brought about a capacity up to 15MW, which we have filled 2.5MW as of December 31, 2023.

Cost of revenues

Cost of revenues primarily included the cost for the purchase of high-performance crypto asset mining machines, energy and the direct costs incurred for the provision of hosting service and mining rewards allocated to each provider of pool participant in exchange for their computing power contributed to the mining pool.

The cost of revenues decreased by $3.18 million or 33%, from $9.5 million for the year ended December 31, 2022, to $6.3 million for the year ended December 31, 2023. The decrease in cost of revenues was basically in line with the decrease in revenue.

Gross (loss)/profit and gross margin

Our gross profit decreased by $0.68 million, from $1.14 million for the year ended December 31, 2022, to gross profit of $0.46 million for year ended December 31, 2023. Gross profit as a percentage of revenue (“gross margin”) was 11 % and 7% for the year ended December 31, 2022, and 2023, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salary and benefits expense, advertising expenses, share-based award expenses and travelling expenses to participate in marketing activities. Selling and marketing expenses kept flat during 2023 compared to 2022.

General and administrative expenses

Our general and administrative expenses mainly represented salaries and bonus, office related expenses, idle assets depreciation cost and professional service fees. General and administrative expenses decreased by $0.38 million, or 6%, from $6.08 million for the year ended December 31, 2022, to $5.7 million for the year ended December 31, 2023. The decrease was mainly attributable to a decrease of $0.74 million depreciation and amortization expenses and a decrease of $0.34 million salary and benefits expenses as we tightened our expense controls. The increase on one hand, is due to share-based payment expense, which is $1.93 million and $0.79 million, respectively, for the year ended December 31, 2023 and 2022.

Research and development expenses

Our research and development expenses mainly represented the cost related to our new product research and development. Research and development expenses increased by $0.38 million, or 79%, from $0.48 million for the year ended December 31, 2022, to $0.85 million for the year ended December 31, 2023. Salary and benefits expenses increased by $0.1 million, from $0.13 million for the year ended December 31, 2022 to $0.23 million for the year ended December 31, 2023. The increase is mainly attributable to share-based compensation expenses that increased by $0.3 million, from $0.1 million for the year ended December 31, 2022 to $0.4 million for the year ended December 31, 2023 as we granted shares incentive plans to attract newly joined technical experts.

Impairment of long-lived assets

The impairment of long-lived assets decreased by $0.81 million in 2023, or 85%, from $0.95 million for the year ended December 31, 2022 to $0.14 million for the year ended December 31, 2023.

Our impairment of long-lived assets in 2023 is due to impairment of mining equipment. Due to the decrease in BTC price, increasing electricity cost and high market volatility in 2022, the management shut down most of the miners and reviewed the impairment of miners and equipment. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. We recognized $0.59 million in mining equipment impairment loss, $0.27 million in SAIHUB (container) impairment and an impairment of crypto assets of $0.06 million for the year ended December 31, 2022, which was recorded to reflect our cryptocurrencies at the lower of carrying value or fair value as of December 31, 2022. In 2023, we continue to make impairment of $0.14 million for mining machines.

Other income/(expense), net

Compared to other expense of $1.38 million, other income was $1.25 million for the year ended December 31, 2023, mainly comprising of $0.79 million gain from change in fair value of crypto assets as a result of the adoption of ASU 2023-08, $0.71 million government subsidy income, and $0.4 million loss due to disposal of certain facility and equipment.

Net profit/(loss)

As a result of the foregoing, we had net loss of $6.12 million for the year ended December 31, 2023, and net loss of $8.85 million for the year ended December 31, 2022.

For the year ended December 31, 2021, and 2022

The following table shows key components of our results of operations for the years ended December 31, 2021, and 2022, in dollars and as a percentage of fluctuations (dollars in thousands).

	For the year ended December 31,		Change
	2021	2022	Amount	%
Revenues
Sales of products	$6,958	$8,626	$1,668	24
Hosting service	2,600	1,303	(1,297)	(50)
Mining pool	7,480	676	(6,804)	(91)
Mining	—	33	33	100
Total revenues	17,038	10,638	(6,400)	(38)
Cost of revenues
Sales of products	5,948	7,748	1,800	30
Cost of services	2,434	1,054	(1,380)	(57)
Mining pool	7,392	676	(6,716)	(91)
Mining	—	20	20	100
Total cost of revenues	15,774	9,498	(6,276)	(40)
Gross (loss)/profit	1,264	1,140	(124)	(10)

Sales and marketing expenses	14,779	1,098	(13,681)	(93)
General and administrative expenses	2,383	6,080	3,697	155
Research and development expenses	419	476	57	14
Impairment of long-lived assets	135	951	816	604
Total operating expenses	17,716	8,605	(9,111)	(51)

Profit (Loss) from operations	(16,452)	(7,465)	8,987	(55)
Other income(expense), net	(228)	(1,380)	(1,152)	505
Profit(loss) before income tax expense	(16,680)	(8,845)	7,835	(47)
Income tax expenses	(24)	—	24	(100)
Net Loss	(16,704)	(8,845)	7,859	(47)
Foreign currency translation gain	57	(544)	(601)	(1054)
Total comprehensive loss	$(16,647)	$(9,389)	$7,258	(44)

Revenues

Sales of products. Sales of products represents the sales of high-performance crypto asset mining machines to end customers. The revenue of sales of products was $6.9 million and $8.6 million for the years ended December 31, 2021, and 2022, respectively, increasing by $1.7 million, or 24%. The increase in sales of products revenue was mainly due to the decrease in BTC price in 2022, resulting the decrease in price of the mining machines. The customers are more willing to buy machines in lower price.

Hosting service. Hosting service represented the provision of hosting service and daily maintenance of servers to customers. The hosting service revenue decreased by $1.3 million, or 50%, from $2.6 million for the year ended December 31, 2021 to $1.3 million for the year ended December 31, 2022. Our hosting facilities are mainly based in PRC in 2021, and Kazakhstan in 2022. On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on bitcoin mining and trading.” We then terminated all the mining business in China and restart our hosting service in Kazakhstan in second half of 2021. Our hosting service in 2022 was affected largely by Kazakhstan’s unrest. The hosting service gap months in 2022 resulted in the decrease in hosting revenue.

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

Minning revenue. Mining revenue represents mining rewards generated from the company’s self-owned mining machines. The mining revenue mainly derives from our operation in Mexico starting from 2022.

Cost of revenues

Cost of revenues primarily included the cost for the purchase of high-performance crypto asset mining machines and the direct costs incurred for the provision of hosting service and mining rewards allocated to each provider of pool participant in exchange for their computing power contributed to the mining pool.

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

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salary and benefits expense, advertising expenses, share-based award expenses and travelling expenses to participate in marketing activities. Selling and marketing expenses decreased by $13.7 million from 14.8 million for the year ended December 31, 2021, to $1.1 million for the year ended December 31, 2022. We made a share-based payment of $14.5 million in 2021 as a result of awarded restricted shares to a consultant for his service of introducing crypto asset mining resources providers outside China in 2021, and share-based payment in 2022 was $0.2 million, decreased by $14.3 million. Salary and benefits expense increased $0.24 million and transportation expense increased $0.14 million for the year ended December 31, 2022, mainly due to our business expansion and increased marketing activities in North America in 2022.

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

Our impairment of long-lived assets in 2022 consists of impairment of cryptocurrencies and impairment of property, plant and equipment. Due to the decrease in BTC price, increasing electricity cost and high market volatility in 2022, the management shut down most of the miners and reviewed the impairment of miners and equipment. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. We recognized $0.59 million in mining equipment impairment loss. Impairment of crypto assets was $0.06 million for the year ended December 31, 2022, which was recorded to reflect our cryptocurrencies at the lower of carrying value or fair value as of December 31, 2022.

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

Net profit/(loss)

As a result of the foregoing, we had net loss of $8.85 million for the year ended December 31, 2022, and net loss of $16.7 million for the year ended December 31, 2021.

Liquidity and Capital Resources

For the year ended December 31, 2023, we had a net loss of $6.1 million and net cash outflow in operating activities of $3.1 million. As of December 31, 2023, our consolidated current assets exceeded our consolidated current liabilities by $11.6 million, we had cash and cash equivalents of $3.2 million, crypto assets and stablecoins assets of $6.8 million, and accumulated deficit of $31.4million. We believe our current cash and crypto assets on hand is sufficient to meet our operating and capital requirement for at least the next twelve months from the date these financial statements are issued.

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

Cash Generating Ability

Our cash flows were summarized below (in thousands):

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023
Net cash used in operating activities	$(983)	$(4,933)	$(3,125)
Net cash used in investing activities	(3,970)	(6,424)	(4,897)
Net cash provided by financing activities	8,191	18,533	9
Effect of exchange rate changes on cash and cash equivalents	(61)	(438)	(26)
Net increase in cash and cash equivalents	$3,177	$6,738	$(8,039)
Cash and cash equivalents at the beginning of the period	$1,300	$4,477	$11,215
Cash and cash equivalents at the end of the period	$4,477	$11,215	$3,176

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 was $3.1 million, as compared to $5 million used in operating activities for the year ended December, 2022. For the year ended December 2023, the cash outflow mainly reflected net loss of $6.1 million with an add-back of loss on disposal of property and equipment of $0.4 million, share-based payment of $2.6 million, depreciation and amortization expense of $1.3 million, impairment of long-lived asset of $0.1 million, partially offset by an increase in changes in fair value of crypto assets of $0.8 million, and net changes in our operating assets and liabilities, principally comprising of an increase in crypto assets of $1.3 million, and a decrease in accounts receivable of $0.7 million.

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

Our operating activities are denominated in U.S. dollar for our operations outside of China and in Renminbi (“RMB”) for our research and development activities in China. Our agreements regarding hosting operations in Kazakhstan and Mexico are denominated in U.S. dollars and settled with both the customer and power supplier in U.S. dollars, not in Kazakhstani tenge and in Mexico peso. Thus, our operations are currently not exposed to the fluctuations of the Kazakhstani tenge and the Mexico peso. Our agreements regarding self-mining operations in United States are denominated in U.S. dollars.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $4.9 million, as compared to $6.4 million for the year ended December 31, 2022. Cash outflow for the year ended December 31, 2023 mainly reflected the purchase of property and equipment of $5 million for our new mining site in Marietta Ohio.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was $0.009 million, as compared to $18.5 million for the year ended December 31, 2022. In 2022 we completed the de-spac and received $18.5 million. For the year ended December 31, 2021, the cash inflow reflected the proceeds from issuance of preferred shares of $8.1 million.

Capital Expenditures

We made capital expenditures of $5 million, $1.9 million and $4.0 million for the year ended December 31, 2023, 2022 and 2021, respectively. Our capital expenditures have been used primarily to purchase of electronic equipment and mining site investment. We estimate that our capital expenditures will increase moderately in the following two or three years to support the expected growth of its business. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities and financing activities.

Bitcoin holdings as of December 31, 2023: On December 31, 2023, the Company held approximately 66 bitcoin with a carrying value of $2.8 million. On December 31, 2023, the fair value of a single bitcoin was approximately $42,450. As a result, the fair market value of the Company’s bitcoin holdings on December 31, 2023, was approximately $2.8 million. The Company expects that its future bitcoin holdings will generally increase but will fluctuate from time to time, both in number of bitcoins held and fair value in US dollars, depending upon operating and market conditions. The Company intends to add to its bitcoin holdings primarily through its production activities and will also continue to sell bitcoin as a means of generating cash to fund monthly operating costs and for general corporate purposes.

Contractual Obligations and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity. We are not aware of any material pending or threatened claims and litigation since January 1, 2021, and through December 31, 2023.

Below is a table setting forth all our contractual obligations as of December 31, 2023, which consists of operating lease obligations for our operation in United States, Kazakhstan and office lease:

	Payment Due by Period
	Total	Less than 1 year	More than 1 year
Contractual Obligations
Operating lease obligations	$809,650	$274,408	$535,241
Total	$809,650	$274,408	$535,241

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

On August 31, 2021, we have terminated control agreements with Beijing Saire Technology Col, Ltd, our variable interest entity, and Beijing SAI’s shareholders, as a result our corporate structure no longer contains any VIE structure and our operations are no longer subject to limits and uncertainties applicable to those with a VIE structure. Based on substantially all of our operations in foreign subsidiaries, including United States, our ability to pay future dividends will be primarily dependent on receiving distributions of funds from our subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, other receivables in deposits, prepayments and other current assets, net and amount due from related parties, stablecoin asset. As of December 31, 2022, and December 31, 2023, all of our cash and cash equivalents were held by major financial institutions located in Mainland China, United States, Singapore and Hong Kong. We believe that these financial institutions are of high credit quality. For accounts receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable is significantly reduced. For amounts due from related parties and other receivables in deposits, prepayments and other current assets, we provide advances to the officers and third parties for daily operation. For stablecoin asset, we monitor the market closely, to ensure the credit risk of stablecoin can be detected when occurred, and adequate impairment is made when necessary. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Customer Concentration Risk

For the year ended December 31, 2023, three customers accounted for 33%, 23% and 17% of our total revenues. For the year ended December 31, 2022, four customers accounted for 28%, 28%, 20% and 12% of our total revenues. For the year ended December 31, 2021, four customers accounted for 20%, 14%, 36%, and 11% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2023, 2022 and 2021.

As of December 31, 2023, three customers accounted for 63%, 25% and 11% of the total balance of our accounts receivable. As of December 31, 2022, one customer accounted for 96% of the total balance of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of December 31, 2023 and 2022.

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

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing monetary asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we have not entered into, but in the future, we may enter into, derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the effect hedging activities would have on our results of operations. Foreign currency exchange net losses of $0.06 million, and $0.54 million, foreign currency exchange net gain of $0.06 million were recognized in 2023, 2022, and 2021, respectively.

Inflation risk

Inflation has not materially affected our results of operations in the past. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2023, 2022, and 2021 were increases of 0.2%, 2%, and 3.13%, respectively. According to US Inflation Calculator, the annual inflation rate of the United States for 2023, 2022 and 2021 were 3.4%, 6.5%, and 7%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if jurisdictions where we conduct our business experiences higher rates of inflation in the future.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables, impairment losses for long-lived assets including intangible assets, impairment loss for cryptocurrencies, valuation allowance for deferred tax assets, provision for inventory, estimated forfeiture rate in calculation of share-based payment, estimated interest rate on calculation of operating lease. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

	As of December 31, 2022	As of December 31, 2023
Balance sheet items, except for equity accounts	6.9646	7.0827

	For the Year Ended December 31,
	2021	2022	2023
Items in the consolidated statements of operations and comprehensive (loss)/income, and cash flows	6.4000	6.7190	7.0422

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

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities.

●	Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

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

Sales of products. Revenues are generated from sales of products when we act as principal for the sales of high-performance crypto asset mining machines to end customers. We present the revenue generated from our product sales on a gross basis as we have control of the goods and have the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, we also assess whether we are primarily obligated in these transactions, are subject to inventory risk, have latitude in establishing prices, or have met several but not all of these indicators. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring control of products to customers. Consideration from product sales is recorded net of value-added tax, and there is generally no other performance obligation other than the delivery of products. Proceeds from product sales are recognized at the point in time when the receipt of product is confirmed by the customer.

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

Mining revenue. We have entered into crypto asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and our enforceable right to compensation only begins when we provide computing power to the mining pool operator. In exchange for providing computing power, we are entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less crypto asset transaction fees to the mining pool operator which are immaterial and are recorded as a deduction from revenue), for successfully adding a block to the blockchain.

Crypto assets

Crypto assets purchased are recorded at cost and Crypto assets (mainly bitcoin) awarded to the company through its mining activities are accounted for in connection with the Company’s revenue recognition policy. Crypto assets (bitcoin) are included in current and other assets in the accompanying Consolidated Balance Sheets due to the Company’s ability to sell bitcoin in a highly liquid marketplace and the selling of bitcoin to fund operating expenses to support operations. Crypto assets held are accounted for as intangible assets with indefinite useful lives. Crypto assets are measured on a first-in-first-out (“FIFO”) in order to more accurately reflect the disposition of company’s crypto assets. ASC 350-60 provides guidance on classifying proceeds from bitcoin and concludes that bitcoin converted nearly immediately into cash would qualify as cash flows from operating activities. All other sales would qualify as investing activities. The Company evaluates its sales of bitcoin and will record crypto assets sold nearly immediately as operating cash flows and the remainder will be recorded as investing activities. During year ended December 31, 2023, all proceeds from bitcoin sales were classified as investing activities.

Effective January 1, 2023, the Company early adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Operations and Comprehensive Income (Loss) each reporting period. The Company’s crypto assets are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s crypto assets and fair value. As a result of the Company’s early adoption of ASU 2023-08, the Company recorded a $0.08 million increase to crypto assets and a $0.08 million increase to accumulated deficit on the Consolidated Balance Sheets as of the beginning of the fiscal year ended December 31, 2023.

Prior to the adoption of ASU 2023-08, crypto assets were accounted for as intangible assets with indefinite useful lives and are recorded at cost less impairment in accordance with ASC 350 – Intangibles-Goodwill and Other. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Whenever the exchange-traded price of crypto assets declines below its carrying value, the Company has determined that it is more likely than not that an impairment exists and records impairment equal to the amount by which the carrying value exceeds the fair value at that point in time. The Company has deemed the price of crypto assets to be a Level 1 input under the ASC 820 - Fair Value Measurement hierarchy as these were based on observable quoted prices in the Company’s principal market for identical assets. Subsequent reversal of impairment losses is not permitted. The voluntary change in accounting principle has been reflected in the Consolidated Financial Statements.

Crypto assets generated from the crypto assets mining business and the mining pool business as well as the crypto assets distributed to mining pool participants are included within operating activities in the accompanying consolidated statements of cash flows. The sales of crypto assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of crypto assets in the consolidated statements of operations and comprehensive (loss)/income.

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

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of our Hong Kong and PRC subsidiaries are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB0.1 million. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the year ended December 31, 2023, 2022 and 2021, we did not have any material interest or penalties associated with tax positions. We did not have any significant unrecognized uncertain tax positions as of December 31, 2022 and 2023. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

Impairment of long-lived assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Recent Issued or Adopted Accounting Standards

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement may affect the Company’s financial reporting, the Company undertakes an analysis to determine any required changes to its Consolidated Financial Statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

In December 2023, the FASB issued ASU 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes accounting guidance for crypto assets meeting certain criteria. Bitcoin meets this criteria. The amendments require crypto assets meeting the criteria to be recognized at fair value with changes recognized in net income each reporting period. Upon adoption, a cumulative-effect adjustment is made to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption. ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company elected to early adopt ASU 2023-08 for the year ended December 31, 2023. As a result of the adoption, the Company recorded a cumulative effect adjustment to its Accumulated deficit balance of approximately $0.08 million as of January 1, 2023, as a result of recognizing its Bitcoin held as of January 1, 2023, at fair value.

On November 27, 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the CODM. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. The adoption of this standard did not have a material impact on our consolidated financial statements.

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

Internal Control over Financial Reporting

Prior to the Business Combination, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, We and our independent registered public accounting firms identified two material weakness in our internal control over financial reporting as of December 31, 2023, 2022 and 2021. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

As a company with less than $6.78 million in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages, and positions of our directors and executive officers as of the date of this Annual Report.

Directors and Executive Officers	Age	Position/Title
Arthur Lee	30	Chief Executive Officer/Executive Director
Ian Chow	44	Chief Financial Officer
Hao Ge	33	Non-executive Director
Yao Shi(2)(5)(6)	53	Independent Director
Yusen Chen(1)(4)(6)	32	Independent Director
Jinlong Zhu(3)(4)(5)	42	Independent Director

(1)	Chairman of Compensation Committee
(2)	Chairman of the Audit Committee
(3)	Chairman of Nominating & Corporate Governance Committee
(4)	Member of the Audit Committee
(5)	Member of the Compensation Committee
(6)	Member of the Nominating & Corporate Governance Committee

Executive Officers

Arthur Lee (also referred to as Risheng Li) is our Founder and serves as our Chief Executive Officer and a member of the board of directors of SAI.TECH Global Corporation. With an in-depth understanding of energy and computing, he published his first book Computing: The Future of Computing and Energy at 2021; and his second book Energism is published in 2022. Arthur made the list of Forbes China 30 under 30 at 2021 and is one of the founding members of Forbes Global Alliance (FGA) — a subsidiary of Forbes Media Group, and a membership-based platform for entrepreneurs and company executives. Arthur received EMBA from Shanghai Jiao Tong University.

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

●	Share Options and Share Appreciation Rights (“SARs”). Share options will provide for the purchase of Class A Ordinary Shares in the future at an exercise price set on the grant date. U.S. tax-qualified “incentive stock options” (“ISOs”), by contrast to non-qualified share options, may provide tax deferral beyond exercise and favorable capital gains tax treatment to U.S. taxpayers holding the incentive share options if certain holding period and other requirements of the Code are satisfied. SARs will entitle their holder, upon exercise, to receive from SAI an amount equal to the appreciation of the Class A Ordinary Shares subject to the award between the grant date and the exercise date.

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

●	Restricted Shares. Our Board may award Restricted shares. Restricted shares are an award of nontransferable Class A Ordinary Shares that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Unless otherwise determined by the Board, a participant will have voting and other rights as a shareholder of SAI with respect to any Class A Ordinary Shares subject to a restricted share award. Dividends paid on restricted shares may be subject to the same vesting and forfeiture restrictions as apply to the Class A Ordinary Shares subject to the restricted share award to which they relate. Any restricted shares subject to performance-based vesting conditions shall provide that any dividends paid on restricted shares will be subject to the same vesting and forfeiture restrictions as apply to the Class A Ordinary Shares subject to the restricted share award to which they relate.

●	Restricted Share Units (“RSUs”). Our Board may award RSUs. RSUs are contractual promises to deliver in the future Class A Ordinary Shares, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the award agreement. RSUs remain forfeitable unless and until specified conditions are met. Dividend equivalents may be credited in respect of the Class A Ordinary Shares underlying the RSU award, as determined by the Board (or a committee thereof) and contained in the RSU award agreement. At the sole discretion of the Board or committee, dividend equivalents may be converted into additional Class A Ordinary Shares covered by the RSU award in such manner as determined by the Board or committee. Any additional Class A Ordinary Shares credited to the RSU award by reason of any dividend equivalents will be subject to all of the same terms and conditions of the underlying RSU award. Dividend equivalents distributed under the Plan will not be counted against the shares available for issuance under the SAI Incentive Plan.

●	Other Awards. Our Board may award other share, appreciation or cash-based awards under the SAI Incentive Plan, either alone or in addition to the awards described above. Such other awards may include awards that may vest or may be exercised or cash awards that may vest or become earned and paid contingent on the attainment during a performance period of performance goals or other criteria as the Board (or a committee thereof) may determine.

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

RSUs Granted under 2021 Equity Incentive Plan

Directors and Executive Officers	Position	Class A Ordinary Shares underlying outstanding RSUs	Date of grant
Ian Chow	Chief Financial Officer	*	December 5, 2022
Ian Chow	Chief Financial Officer	*	June 16, 2023
Ian Chow	Chief Financial Officer	*	February 14, 2024

(1)	Less than 1% of our outstanding shares.

2023 Equity Incentive Plan

Our board of directors and shareholders approved the adoption of the SAI.TECH Global Corporation 2023 Equity Incentive Plan (the “2023 SAI Incentive Plan”), effective as of September 6, 2023. The 2023 SAI Incentive Plan provides for the grant of various types of awards, including options, (ii) share appreciation rights, (iii) restricted share awards, (iv) restricted share unit awards, and (v) other awards. The 2023 SAI Incentive Plan, through the granting of awards, is intended to help SAI to secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of SAI and any affiliate (as defined under Rule 144), and provide means by which the eligible recipients may benefit from increases in value of the Class A Ordinary Shares. The 2023 SAI Incentive Plan will initially be administered by the board of directors of SAI unless and until the board delegates administration of the plan to a committee.

The 2023 SAI Incentive Plan is substantially similar to the SAI Incentive Plan, except for primarily the Shares Reserve section.

Share Reserves

Subject to adjustment as described in the plan, the maximum number of Class A Ordinary Shares that may be delivered in satisfaction of awards under the 2023 SAI Incentive Plan (the “2023 Share Reserve”) is an initial 1,376,792 Class A Ordinary Shares, and subject to such adjustments in the plan, the then-applicable 2023 Share Reserve number will automatically increase (but not decrease) on January 1st of each year commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to six percent (6%) of the total number of Capital Shares (on a fully-diluted basis) outstanding on December 31st of the preceding year; provided, however that the Board or any Committee may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of Ordinary Shares.

In connection with an entity’s merger or consolidation with SAI or SAI’s acquisition of an entity’s property or stock, the Board may grant awards in substitution for any options or other share or share-based awards granted before the merger or consolidation by the acquired entity or its affiliate. Substitute awards will not count against the 2023 Share Reserve, except that Class A Ordinary Shares acquired by exercise of substitute incentive stock options will count against the maximum number of Class A Ordinary Shares that may be issued pursuant to the exercise of incentive share options (as set forth above).

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

C. Board Practices

Board of Directors

Our board of directors is composed of 5 members. The board of directors is divided into three classes of directors. At each annual general meeting of the Company’s shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. The terms of our Class I directors, Class II directors, and Class III directors will expire as follows: (1) 2026, (2) 2024, and (3) 2025.

●	the Class I directors includes Risheng Li;

●	the Class II directors includes Yusen Chen and Yao Shi; and

●	the Class III directors includes Hao Ge and Jinlong Zhu.

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

D. Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 9, 27 and 28 employees as of December 31, 2020, 2021 and 2022 respectively. The table below sets forth the number of employees categorized by function as of December 31, 2023.

Function	Number of employees
General management and Administration	24
Sales, Marketing and Operating	8
Technology and Product Development	5
Total	37

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders ” of this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of the Company’s Ordinary Shares as of the date of this Annual Report by:

●	each person known to us who will beneficially own more than 5% of the common shares and Ordinary Shares;

●	each of our executive officers and directors; and

●	all of the executive officers and directors of as a group.

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

The percentages of shares beneficially owned is computed, respectively, on the bases of 14,960,566 Class A Ordinary Shares and 9,630,634 Class B Ordinary Shares currently outstanding and does not include 2,244,493 Class A Ordinary Shares issuable upon the exercise of the IPO Warrants.

	Class A Ordinary Shares	% of Class	Class B Ordinary Shares	% of Class	Voting Power
Executive Officers and Directors(1):
Risheng Li(2)	—	—	9,630,634	100%	86.6%
Yao Shi	—	—	—	—	—
Yusen Chen	—	—	—	—	—
Jinlong Zhu	—	—	—	—	—
Ian Chow	—	—	—	—	—
Hao Ge	—	—	—	—	—
All directors and executive officers as a group (6 individuals)	—	—	9,630,634	100%	86.6%
Five Percent or More Holders:
Tao Huang(3)	1,310,542	8.76%	—	—	1.2%

*	Less than 1%.

(1)	The business address of the directors and executive officers of SAI is #01-05 Pearl’s Hill Terrace Singapore, 168976.

(2)	Represents shares beneficially owned indirectly by Risheng Li, and owned directly by Energy Science Artist Holding Limited.

(3)	The address of Tao Huang is No.1 Lanqing Road, Haidian District, Beijing, China, 100097.

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

Working Capital Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor, or an affiliate of the Sponsor or certain of TradeUP’s directors and officers may, but are not obligated to, lend TradeUP funds as may be required. As of December 31, 2023, all outstanding balances under the working capital loans have been repaid.

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

Lock-Up Agreements

At Closing, (1) the TradeUP initial shareholders entered into the TradeUP Lock-Up Agreement, (2) the SAI Founder and management of Old SAI, and certain other Old SAI shareholders, entered into the SAI Affiliate Lock-Up Agreement and (3) the other Old SAI shareholders entered into the SAI Shareholder Lock-Up Agreement. Immediately following the consummation of the Business Combination, approximately 22,564,287 Ordinary Shares (including both Class A and Class B Ordinary Shares), or approximately 83.3% of the outstanding Ordinary Shares, were subject to the lock-up arrangements described below.

TradeUP Lock-Up Agreement

The TradeUP Lock-Up Agreement contains certain restrictions on transfers with respect to any Class A Ordinary Shares held by the TradeUP initial shareholders immediately after Closing. Such restrictions began at Closing and end on the first anniversary of Closing, with such Ordinary Shares being subject to earlier release on the date on which the volume weighted average trading price of Class A Ordinary Shares exceeds $14.00 per share (with respect to 50% of such Class A Ordinary Shares) and $17.50 per share (with respect to the remaining 50% of such Class A Ordinary Shares) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after Closing. As of April 29, 2023, the restrictions on transfers, as specified in the TradeUP Lock-Up Agreement, expired.

SAI Affiliate Lock-Up Agreement

The SAI Affiliate Lock-Up Agreement contains certain restrictions on transfer with respect any Class A Ordinary Shares received pursuant to the Business Combination Agreement. Such restrictions began at Closing and end on the first anniversary of the closing, with such Class A Ordinary Shares being subject to earlier release on the date on which the volume weighted average trading price of Class A Ordinary Shares exceeds $14.00 per share (with respect to 50% of such Class A Ordinary Shares) and $17.50 per share (with respect to the remaining 50% of such Class A Ordinary Shares) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after Closing. As of April 29, 2023, the restrictions on transfers, as specified in the SAI Affiliate Lock-Up Agreement, expired.

SAI Shareholder Lock-Up Agreement

The SAI Shareholder Lock-Up Agreement contains certain restrictions on transfer with respect to the Class A Ordinary Shares received by SAI shareholders pursuant to the Business Combination Agreement other than SAI shareholders subject to the SAI Affiliate Lock-Up Agreement. Such restrictions began at Closing and end on the six-month anniversary of Closing. As of October 29, 2023, the restrictions on transfers, as specified in the SAI Shareholder Lock-Up Agreement, expired.

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

SAI Related Party Transactions

The related party transactions summarized by different natures are as follows:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Settlement of advance to related parties for daily operation
Mr. Risheng Li	235	—	—
Mr. Liedong Wang	415	—	—
Mr. Dahan Bao	30	—	—

Repayment from related parties
Mr. Risheng Li	36	—	—
Mr. Liedong Wang	14	—	—
Mr. Dahan Bao	—	—	—

Sale of subsidiary
Energy Science Artist Holding Limited	—	—	—

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

Policies and Procedures for Related Person Transactions

Effective upon the closing date, the board of directors of SAI adopted a written related person transaction policy that set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which SAI or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

●	any person who is, or at any time during the applicable period was, one of SAI’s executive officers or directors;

●	any person who is known by SAI to be the beneficial owner of more than 5% of SAI’s voting securities;

●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of SAI’s voting securities, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of SAI’s voting securities; and

●	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

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

I. Subsidiary Information

See the section titled “Information on the Company — D. Organizational Structure” in this Report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, other receivables in deposits, prepayments and other current assets, net and amount due from related parties, stablecoin asset. As of December 31, 2022, and December 31, 2023, all of our cash and cash equivalents were held by major financial institutions located in Mainland China, United States, Singapore and Hong Kong. We believe that these financial institutions are of high credit quality. For accounts receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable is significantly reduced. For amounts due from related parties and other receivables in deposits, prepayments and other current assets, we provide advances to the officers and third parties for daily operation. For stablecoin asset, we monitor the market closely, to ensure the credit risk of stablecoin can be detected when occurred, and adequate impairment is made when necessary. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Customer Concentration Risk

For the year ended December 31, 2023, three customers accounted for 33%, 23% and 17% of our total revenues. For the year ended December 31, 2022, four customers accounted for 28%, 28%, 20% and 12% of our total revenues. For the year ended December 31, 2021, four customers accounted for 20%, 14%, 36% and 11% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2023, 2022 and 2021.

As of December 31, 2023, three customers accounted for 63%, 25% and 11% of the total balance of our accounts receivable. As of December 31, 2022, one customer accounted for 96% of the total balance of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of December 31, 2023 and 2022.

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

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing monetary asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we have not entered into, but in the future, we may enter into, derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the effect hedging activities would have on our results of operations. Foreign currency exchange net losses of $0.06 million, foreign currency exchange net gain of $0.54 million, and $0.06 million were recognized in 2023, 2022, and 2021, respectively.

Inflation risk

Inflation has not materially affected our results of operations in the past. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2023, 2022, and 2021 were increases of 0.2%, 2%, and 3.13%, respectively. According to US Inflation Calculator, the annual inflation rate of the United States for 2023, 2022 and 2021 were 3.4%, 6.5%, and 7%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if jurisdictions where we conduct our business experiences higher rates of inflation in the future.

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

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2023 due to the material weaknesses described below, we believe that the consolidated financial statements included in this Annual Report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Internal Control over Financial Reporting

Based on that evaluation, our management has concluded that, as of December 31, 2023, our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified below:

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

We expect to complete the measures discussed above by the end of 2024 and will continue to implement measures to remediate our material weakness in order to meet the deadline for management to report on internal controls as required by Section 404(b) of the Sarbanes Oxley Act. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. As such, we cannot assure you that we will remediate our material weaknesses in a timely manner.

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

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Audit Alliance LLP in connection with regulatory filings. The aggregate fees billed by Audit Alliance LLP for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 6-K for the respective periods and other required filings with the SEC for the period from May 30, 2023 through December 31, 2023 total $273,000. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees. Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” The aggregate fees billed by Audit Alliance LLP for professional services rendered for audit related fees for the period from May 30, 2023 through December 31, 2023 total $44,880.

Tax Fees. We did not pay Audit Alliance LLP for tax planning and tax advice for the period from May 30, 2023 through December 31, 2023.

All Other Fees. We did not pay Audit Alliance LLP for other services for the period from May 30, 2023 through December 31, 2023.

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

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16.K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our chief operating officer, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

The board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, the chief operating officer  will present them to the board of directors for their review and approval.

Our chief operating officer  leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our chief operating officer has 21 years of relevant experience in risk management, cybersecurity and information technology.

Our chief operating officer  and their dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18. FINANCIAL STATEMENTS

The audited financial statements and management’s discussion and analysis of financial condition and result of operations of SAI.TECH Global Corporation for the year ended December 31, 2023, are attached as Exhibit 15.2 to this Form 20-F.

ITEM 19. EXHIBITS

Exhibit no	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 1.1 to Form 6-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 6, 2022).
2.1	Warrant Agreement, dated April 28, 2021, between TradeUP Global Corporation and VStock Transfer, LLC, as warrant agent (incorporated herein by reference to Exhibit 4.1 to Form 8-K/A (File No. 001-40368) as filed with the Securities and Exchange Commission on May 6, 2021).
2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 to Form 20-F (001-40368) as filed with the Securities and Exchange Commission on April 19, 2023).
4.1	Business Combination Agreement, dated as of September 27, 2021, by and among TradeUP Global Corporation, TGC Merger Sub and SAITECH Limited (incorporated herein by reference to Exhibit 2.1 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.2	Amendment to Business Combination Agreement, dated as of October 20, 2021, by and among TradeUP Global Corporation, TGC Merger Sub and SAITECH Limited (incorporated herein by reference to Exhibit 2.2 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.3	Second Amendment to Business Combination Agreement, dated as of January 26, 2022, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited (incorporated herein by reference to Exhibit 2.3 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.4	Third Amendment to Business Combination Agreement, dated as of March 22, 2022, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited (incorporated herein by reference to Exhibit 2.4 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.5	Letter Agreement, dated April 28, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC and certain security holders named therein (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).
4.6	Letter Agreement Amendment, dated September 27, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC, David X. Li, Tao Jiang and Michael Davidov (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).
4.7	Letter Agreement Amendment No. 2, dated as of January 26, 2022, by and among TradeUP Global Sponsor, LLC, TradeUP Global Corporation and certain of TradeUP Global Sponsor, LLC’s equityholders (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on January 27, 2022).
4.8	Private Placement Share Purchase Agreement, dated April 28, 2021, between TradeUP Global Corporation and TradeUP Global Sponsor LLC (incorporated by reference to Exhibit 10.4 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).
4.9	Registration Rights Agreement, dated April 28, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC and certain security holders named therein (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).

Exhibit no	Description
4.10	Employment Agreement, dated September 27, 2021, between TradeUP Global Corporation and Risheng Li (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).
4.11	Employment Agreement, dated September 27, 2021, between TradeUP Global Corporation and Jian Zou (incorporated herein by reference to Exhibit 10.4 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).
4.12	Form of SAI.TECH Global Corporation 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.9 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.13	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.8 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on December 3, 2021).
4.14	Purchase Order with Cloud Ridge Technology Limited, dated as of February 2, 2023 (incorporated herein by reference to Exhibit 4.14 to Form 20-F (File No. 001-40368) as filed with the Securities and Exchange Commission on April 19, 2023).
4.15	Equity Distribution Agreement, by and between SAI.TECH Global Corporation and Maxim Group LLC, dated September 5, 2023 (incorporated herein by reference to Exhibit 1.1 to Form 6-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 11, 2023).
4.16	Form of 2023 Equity Incentive Plan of SAI.TECH Global Corporation (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 14, 2023)
8.1*	List of subsidiaries of the Company.
12.1*	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Rules 13a-14(b) and 15d-14(d) under the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Rules 13a-14(b) and 15d-14(d) under the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1*	Consent of Audit Alliance LLP.
97.1*	SAI.TECH Global Corporation Clawback Policy.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
^	Indicates management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAI.TECH Global Corporation

	By:	/s/ Risheng Li
Date: April 23, 2024	Name:	Risheng Li
	Title:	Chief Executive Officer

SAI.TECH GLOBAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SAI.TECH Global Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SAI.TECH Global Corporation (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity/(deficit), and cash flows for each of the three years in the period ended December 31, 2023, 2022 and 2021, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company retrospectively changed its accounting for Crypto assets.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

April 23, 2024

PCAOB ID Number 3487

We have served as the Company’s auditor since 2021.

SAI.TECH GLOBAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of December 31, 2022	As of December 31, 2023
	(US$)	(US$)
Assets
Current assets:
Cash and cash equivalents	11,215	3,176
Accounts receivable	1,541	900
Inventories	152	44
Crypto assets	4,650	6,709
Stablecoin assets	12	81
Deposits, prepayments and other current assets, net	1,121	1,341
Total current assets	18,691	12,251

Property and equipment, net	1,872	4,994
Intangible assets, net	94	—
Operating lease right-of-use assets, net	443	830
Total non-current assets	2,409	5,824
Total assets	21,100	18,075

Liabilities and equity
Current liabilities:
Accounts payable	165	45
Operating lease liabilities-current	188	241
Accrued and other liabilities	159	359
Other payable and accrued liabilities	43	42
Total current liabilities	555	687
Operating lease liabilities-non-current	231	569
Total non-current liabilities	231	569
Total Liabilities	786	1,256

Commitments and contingencies - Note 12

Shareholders’ equity:
Class A Ordinary shares ($0.0001 par value; 330,369,366 shares authorized, 14,413,299 and 13,315,903 shares issued and outstanding on December 31, 2023 and December 31, 2022)	1	1
Class B Ordinary shares ($0.0001 par value; 9,630,634 shares authorized and outstanding on December 31, 2023 and December 31, 2022)	1	1
Additional paid-in capital	46,030	48,680
Accumulated deficit	(25,257)	(31,345)
Accumulated other comprehensive income/(loss)	(461)	(518)
Total shareholders’ equity	20,314	16,820
Total Liabilities and shareholders’ equity	21,100	18,075

The accompanying notes are an integral part of these audited consolidated financial statements.

SAI.TECH GLOBAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for number of shares and per share data)

	For the year ended December 31,
	2021	2022	2023
	(US$)	(US$)	(US$)
Revenues	17,038	10,638	6,776
Cost of revenues	15,774	9,498	6,319
Gross Profit	1,264	1,140	457

Sales and marketing expenses	14,779	1,098	1,134
General and administrative expenses	2,383	6,080	5,703
Research and development expenses	419	476	853
Impairment of long-lived assets	135	951	138
Total operating expenses	17,716	8,605	7,828

Profit/(Loss) from operations	(16,452)	(7,465)	(7,371)
Other income/(expense), net	(228)	(1,380)	1,251
Profit/(Loss) before income tax	(16,680)	(8,845)	(6,120)
Income tax benefit(expenses)	(24)	—	—
Net profit/(loss)	(16,704)	(8,845)	(6,120)

Other comprehensive loss
Foreign currency translation gain/(loss)	57	(544)	(56)
Total comprehensive income/(loss)	(16,647)	(9,389)	(6,176)

Gain/(Loss) per ordinary share
Basic and diluted	(1.4274)	(0.4601)	(0.2609)

Weighted average number of ordinary shares outstanding:
Basic & diluted	12,447,760	19,224,614	23,458,982

The accompanying notes are an integral part of the audited consolidated financial statements.

SAI.TECH GLOBAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

(In thousands, except for number of shares and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Series Seed Preferred shares			Additional	(Accumulated deficit)/	Accumulated other	Total shareholders’
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Subscription receivable	paid-in capital	Retained earnings	comprehensive loss	equity/ (deficit)
		(US$)		(US$)		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)

Balance, January 1, 2022	2,544,148	—	9,630,634	1	272,978	—	(9)	13,974	(16,412)	83	(2,363)
Net loss	—	—	—	—	—	—	—	—	(8,845)	—	(8,845)
Share-based compensation expense	382,250	—	—	—	—	—	—	1,060	—	—	1,060
Reverse recapitalization	4,965,379	—	—	—	—	—	9	18,524	—	—	18,533
Conversion into ordinary shares	5,424,126	1	—	—	(272,978)	—	—	12,472	—	—	12,473
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(544)	(544)
Balance, December 31, 2022	13,315,903	1	9,630,634	1	—	—	—	46,030	(25,257)	(461)	20,314

Balance, January 1, 2023	13,315,903	1	9,630,634	1	—	—	—	46,030	(25,257)	(461)	20,314
Net loss	—	—	—	—	—	—	—	—	(6,120)	—	(6,120)
Share-based compensation expense	1,097,396	—	—	—	—	—	—	2,641	—	—	2,641
Reverse recapitalization	—	—	—	—	—	—	—	9	—	—	9
Conversion into ordinary shares	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(56)	(56)
A/C, beginning due to bitcoin revaluation	—	—	—	—	—	—	—	—	80	—	80
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(48)	—	(48)
Balance, December 31, 2023	14,413,299	1	9,630,634	1	—	—	—	48,680	(31,345)	(517)	16,820

The accompanying notes are an integral part of the audited consolidated financial statements.

SAI.TECH GLOBAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31,
	2021	2022	2023
	(US$)	(US$)	(US$)
Cash flows from operating activities
Net profit/(loss)	(16,704)	(8,845)	(6,120)
Adjustments to reconcile net income to net cash provided by/(used in) operating activities
Depreciation and amortization	309	1,662	1,347
Deferred tax	12	—	—
Bad debt provision	—	—	—
Impairment of long-lived assets	135	951	138
Loss on disposal of property and equipment	—	718	402
Share-based payment	14,457	1,060	2,641
Disposal of construction in progress	228	—	—
Changes in fair value of crypto assets			(785)
(Gain)/Loss from disposal of subsidiaries		—	(48)
ROU amortization	8	159	221
Changes in operating assets and liabilities
Accounts receivable	(1,122)	(366)	686
Crypto assets	(83)	(37)	(1,300)
Deposits, prepayments and other current assets	(640)	797	(277)
Amount due from related parties	647	—	—
Accounts payable	1,213	(1,096)	(119)
Inventories	721	30	106
Change in lease liability	(7)	(185)	(219)
Income tax payable	(36)	—	—
Advance from customers	69	(59)	—
Amount due to related parties	30	—	—
Other payables and accrued liabilities, accrued payroll	(220)	278	202
Net cash provided by/(used in) operating activities	(983)	(4,933)	(3,125)

Cash flows from investing activities
Proceed from sale of property and equipment	—	60	115
Purchase of property and equipment	(3,970)	(1,872)	(5,049)
Changes in Stablecoin	—	(12)	(69)
Investment in Crypto assets		(4,600)	106
Net cash used in investing activities	(3,970)	(6,424)	(4,897)

Cash flows from financing activities
Reverse recapitalization	—	18,533	9
Proceeds from issuance of Preferred Shares	8,191	—	—
Net cash provided by financing activities	8,191	18,533	9
Effect of exchange rate changes	(61)	(438)	(26)
Net increase in cash and cash equivalents	3,177	6,738	(8,039)
Cash and cash equivalents at beginning of the year	1,300	4,477	11,215
Cash and cash equivalents at end of the year	4,477	11,215	3,176

Supplemental disclosure of non-cash financing activities:
Obtaining a ROU asset in exchange for a lease liabilities	44	514	622

The accompanying notes are an integral part of these audited consolidated financial statements.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

1. Organization

SAI.TECH Global Corporation, formerly known as TradeUP Global Corporation (the “Company” or “SAI.TECH”), was incorporated in the Cayman Islands on February 2, 2021. The Company, through its subsidiaries, is primarily engaged in sales of crypto assets mining machines to end customers, specialized hosting service to crypto asset mining customers, digital mining and mining pool service and other service globally.

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

There is an aggregate of 12,933,653 Class A Ordinary Shares issued and outstanding, and 2,244,493 Class A Ordinary Shares issuable upon the exercise of the warrants to purchase Class A Ordinary Shares outstanding, with an exercise price of $11.50 per share.

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

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

1. Organization (cont.)

a. Reverse recapitalization (cont.)

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

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

1. Organization (cont.)

c. Subsidiaries

As of December 31, 2023, the Company’s major subsidiaries were summarized as follows:

Name of the entity	Date of incorporation	Percentage of ownership	Place of incorporation	Principle business activities
Subsidiaries
Superlative Accelerating Infinite Limited	February 5, 2021	100%	BVI	Investment holding
Sustainable Available Innovative Limited	July 14, 2021	100%	BVI	Investment holding
Silicon Asset Investment Limited	March 3, 2021	100%	Hong Kong	Investment holding
Sustainable Available Innovative Pte. Ltd.	August 18, 2021	100%	Singapore	Investment holding
Sustainable Available Innovative Asia Ltd	August 26, 2021	100%	Republic of Kazakhstan	Investment holding
Hangzhou Dareruohan Technology Co., Ltd.	April 2, 2021	100%	PRC	Research and Development
Nanjing SuannengWuxian Technology Co. Ltd.(1)	June 4, 2020	100%	PRC	Research and Development
SAI US INC.	February 24, 2022	100%	U.S.	Engaged in crypto asset mining business
SAITECH FIN OY	November 16,2021	100%	Finland	Investment holding
Boltbit Limited	March 28, 2023	100%	CAY	Investment holding
Boltbit SG PTE. LTD(Singapore)	July 5, 2023	100%	Singapore	Investment holding
Energism asset investment Limited	January 11, 2023	100%	BVI	Investment holding
Energism General Partner Limited	February 1, 2023	100%	CAY	Investment holding
BOLTBIT US INC	August 16, 2023	100%	U.S.	Engaged in AI related Business
Beijing Computing and Energy Infinite Technology Co., Ltd.	August 23, 2023	100%	PRC	Investment holding
SAITECH LIMITED	February 2, 2021	100%	CAY	Investment holding

(1)	On August 9, 2021, the Company completed the acquisition of Nanjing SuannengWuxian Technology Co. Ltd. (“Nanjing SuannengWuxian”), an entity under common control by one of our principal shareholders. Nanjing SuannengWuxian provides crypto mining service to its customers.

Prior to August 31, 2021 total assets and liabilities presented on the Company’s consolidated balance sheets, net revenues, operating cost and expenses, and net income presented on the Company’s consolidated statements of operations and comprehensive (loss)/income, as well as the cash flows from operating, investing and financing activities presented on the Company’s consolidated statements of cash flows are substantially the financial position, result of operations and cash flows of the Company’s consolidated VIE . The following balances and amounts of the VIE were included in the Company’s consolidated financial statements as of December 31, 2023 and 2022 or for the year ended December 31, 2023, 2022 and 2021.

	As of December 31, 2022	As of December 31, 2023
	(US$)	(US$)
Total Assets	—	—
Total liabilities	—	—

	For the Year Ended December 31,
	2021	2022	2023
	(US$)	(US$)	(US$)
Net revenues	6,737	—	—
Net income/(loss)	(309)		—
Cash flow (used in)/provided by operating activities	3,112	—	—
Cash flow (used in)/provided by investing activities	64	—	—
Cash flow provided by/(used in) financing activities	(2,500)	—	—

SAI.TECH GLOBAL COPORATION

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

c) Liquidity

For the year ended December 31, 2023, the Company had a net loss of $6,120 and net cash outflow in operating activities of $3,125. As of December 31, 2023, our consolidated current assets exceeded our consolidated current liabilities by $11,565, we had cash and cash equivalents of $3,176, crypto assets and stablecoins assets of $6,790 , and accumulated deficit of $31,345. The Company believes its current cash and crypto assets on hand is sufficient to meet its operating and capital requirement for at least the next twelve months from the date these financial statements are issued.

d) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables, impairment losses for long-lived assets including intangible assets, impairment loss for cryptocurrencies, valuation allowance for deferred tax assets, provision for inventory, estimated forfeiture rate in calculation of share-based payment, estimated interest rate on calculation of operating lease. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

e) Foreign currency translation and transactions

Historically the Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s financial statements are reported using U.S. Dollars (“US$”, or “$”). The functional currency for the Company in Cayman Island is US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. The consolidated statements of operations and comprehensive (loss)/income and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period, and shareholders’ equity/(deficit) is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive (loss)/income in shareholders’ equity.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

e) Foreign currency translation and transactions (cont.)

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

	As of December 31, 2022	As of December 31, 2023
Balance sheet items, except for equity accounts	6.9646	7.0827

	For the Year Ended December 31,
	2021	2022	2023
Items in the consolidated statements of operations and comprehensive (loss)/income, and cash flows	6.4000	6.7190	7.0422

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

g) Accounts receivable

The Company records accounts receivable at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and 2022, the Company did not record any allowances for doubtful accounts against its accounts receivable.

h) Inventories

Inventories, consisting of digital mining cabinets and related accessories for the production purpose, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the identified cost of the specific item. Inventory is written down for damaged and slow-moving crypto asset mining machines, which is dependent upon factors such as historical and forecasted consumer demand and expected selling price. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive (loss)/income. For the year ended December 31, 2023 and 2022, the Company did not recognize any write down on inventories.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

i) Crypto assets

Crypto assets purchased are recorded at cost and Crypto assets (mainly bitcoin) awarded to the company though its mining activities are accounted for in connection with the Company’s revenue recognition policy. Crypto assets (bitcoin) are included in current and other assets in the accompanying Consolidated Balance Sheets due to the Company’s ability to sell bitcoin in a highly liquid marketplace and the selling of bitcoin to fund operating expenses to support operations. Crypto assets held are accounted for as intangible assets with indefinite useful lives. Crypto assets are measured on a first-in-first-out (“FIFO”) in order to more accurately reflect the disposition of company’s crypto assets. ASC 350-60 provides guidance on classifying proceeds from bitcoin and concludes that bitcoin converted nearly immediately into cash would qualify as cash flows from operating activities. All other sales would qualify as investing activities. The Company evaluates its sales of bitcoin and will record crypto assets sold nearly immediately as operating cash flows and the remainder will be recorded as investing activities. During year ended December 31, 2023, all proceeds from bitcoin sales were classified as investing activities. As a result of adopting ASC 350-60 on October 1, 2023, crypto assets are measured at fair value as of each reporting period. The fair value is measured using the period-end closing crypto assets price from its principal market in accordance with ASC 820, Fair Value Measurement.

Effective January 1, 2023, the Company early adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Operations and Comprehensive Income (Loss) each reporting period. The Company’s crypto assets are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s crypto assets and fair value. As a result of the Company’s early adoption of ASU 2023-08, the Company recorded a $79 increase to crypto assets and a $79 increase to accumulated deficit on the Consolidated Balance Sheets as of the beginning of the fiscal year ended December 31, 2023.

Prior to the adoption of ASU 2023-08, crypto assets were accounted for as intangible assets with indefinite useful lives and are recorded at cost less impairment in accordance with ASC 350 – Intangibles-Goodwill and Other. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Whenever the exchange-traded price of crypto assets declines below its carrying value, the Company has determined that it is more likely than not that an impairment exists and records impairment equal to the amount by which the carrying value exceeds the fair value at that point in time. The Company has deemed the price of crypto assets to be a Level 1 input under the ASC 820 - Fair Value Measurement hierarchy as these were based on observable quoted prices in the Company’s principal market for identical assets. Subsequent reversal of impairment losses is not permitted. The voluntary change in accounting principle has been reflected in the Consolidated Financial Statements.

Crypto assets generated from the crypto assets mining business and the mining pool business as well as the crypto assets distributed to mining pool participants are included within operating activities in the accompanying consolidated statements of cash flows. The sales of crypto assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of crypto assets in the consolidated statements of operations and comprehensive (loss)/income.

j) Stablecoin assets

Stablecoin is included in current assets in the accompanying consolidated balance sheets. The Company holds positions in the stablecoins USD Coin (USDC), which are crypto assets, but are considered a financial instrument in accordance with ASC Topic 825. These stablecoins are recognized in the consolidated balance sheets as investment recognized at fair value.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

k) Property and equipment, net

The Company records plant not yet placed into service as construction in progress. Once the plant is completed and operational, the construction in progress is reclassified to “Plant” and depreciated over the estimated useful life.

The Company’s property and equipment are recorded at cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Item	Useful lives	Radio of residual values
Furniture, fixture and other equipment	3 years	5%
Electronic equipment	3 – 5 years	5%
Plant	Shorter of useful life or lease term	0%

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition. For the year ended December 31, 2023, 2022 and 2021, the Company recognized $402, $718 and$317 on loss from disposal of property and equipment, net.

l) Intangible assets, net

The Company’s intangible assets primarily consisted of purchased software used for specific crypto asset mining machines to increase the computing power or reduce power consumption. The software is initially recorded at purchased cost and amortized on a straight-line basis over the estimated useful lives of 3 years. For the year ended December 31, 2023, the intangible asset has been amortized to 0.

m) Construction in process

Direct costs that are related to the construction of equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in process. Construction in process is transferred to specific plants and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

n) Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. For the year ended December 31, 2023, 2022 and 2021, the Company recognized $138, $912 and nil on impairment loss on long-lived assets.

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

SAI.TECH GLOBAL COPORATION

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

Sales of products

Revenue generated from sales of products occurs for the sales of crypto asset mining machines to end customers. The Company presents the revenue generated from its product sales on a gross basis as the Company acts as the principal and has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Company also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators.

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

The Company considers itself the principal in transactions with the blockchain networks and recognizes the mining pool revenue on a gross basis. The performance obligation is to create or validate each block. Revenue is recognized at the point when the block creation or validation is complete, and the Company has received the rewards. Revenue is measured at the fair value of rewards upon receipt, which is not materially different than the fair value at contract inception. The Company considers itself the principal in transactions with the blockchain networks as it coordinates all the computing power within the mining pool, delivers such aggregated computing power to the blockchain network, collects centrally all mining rewards and distributes them in accordance with the predetermined sharing mechanisms. The Company has control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, the Company dictates the tasks and the participants’ mining machines merely follow the allocation prescribed by the Company. As a result, the Company is primarily responsible for fulfilling the promise to provide the specified service. Further, under existing sharing mechanisms, the Company is exposed to the risk that actual block rewards may differ from expected rewards, therefore, bears the inventory risk before the specified service has been transferred to a customer. The Company provides mining pool services under Sai.plus.

Mining Revenue.

The Company have entered into crypto asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and our enforceable right to compensation only begins when we provide computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed crypto assets award the mining pool operator receives (less crypto asset transaction fees to the mining pool operator which are immaterial and are recorded as a deduction from revenue), for successfully adding a block to the blockchain.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

q) Income taxes

The Company follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of operations and comprehensive (loss)/income in the period that includes the enactment date.

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

According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the year ended December 31 2023, 2022 and 2021, the Company did not have any material interest or penalties associated with tax positions. The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2023 and 2022. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Basic earnings (loss) per ordinary share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the preferred shares using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied. For the year ended December 31 2023, 2022 and 2021, there were no dilutive shares.

SAI.TECH GLOBAL COPORATION

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

v) Commitments and contingencies

The Company accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred. As of December 31, 2023 and 2022, there were no contingent liabilities relating to litigations against the Company.

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

x) Reclassification of crypto assets and stablecoins

As Tether reserves the right under its user agreement to redeem USDT by in-kind redemptions of other assets it holds in its reserves and as Tether has held precious metals and other non-financial assets in its reserves, it does not appear that USDT meets the definition of a financial instrument under ASC 825-10-20. The Company reclassified USDT, amounting $4.6 million as of December 31, 2022, from stable coins to crypto assets. The reclassification had no impact on net assets as of December 31, 2022, and revenues and net loss for the year ended December 31, 2022.

3. Inventories

Inventories consisted of the following:

	As of December 31, 2022	As of December 31, 2023
	US$	US$
Heat recovery cabinet	—	—
Accessories	152	44
	152	44

Inventories are stated at the lower of cost or net realizable value. No impairment was recorded for the year ended December 31, 2023 and 2022. As of December 31, 2023, materials in transit were approximately $36.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

4. Deposits, Prepayments and Other Current Assets, net

Prepaid expenses and other current assets consisted of the following

	As of December 31, 2022	As of December 31, 2023
	US$	US$
Deposits for office spaces leases	78	89
Advance to vendors	—	223
Deductible VAT tax	562	567
Other current assets(ii)	481	462
Deposits, prepayments and other current assets, cost	1,121	1,341
Less: bad debt provision	—	—
Deposits, prepayments and other current assets, net	1,121	1,341

(i)	Advance to vendors mainly consists of the advance payments to suppliers of bitcoin miners.

(ii)	Other current assets mainly consist of the advance payment to service providers and deposit to the power supplier in connection with the Company’s hosting service.

5. Crypto assets

The Company adopted ASU 2023-08 effective January 1, 2023, which requires our Bitcoin to be valued at fair value each reporting period with changes in fair value recorded in net income. The Company’s crypto assets are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s crypto assets and fair value.

The following table presents the Company’s significant crypto asset holdings as of December 31, 2023:

(in thousands, expect number and per bitcoin)

Bitcoin holdings	31-Dec-23	31-Dec-22
Number of bitcoin held	66	3
Carrying basis - per bitcoin	$30,346	$37,169
Fair value - per bitcoin	$42,450	$16,570
Carrying basis of bitcoin	$2,002	$113
Fair value of bitcoin	$2,800	$51

Others crypto assets holding	31-Dec-23	31-Dec-22
Number of other crypto assets held	15,108	—
Carrying basis of other crypto assets	$376	$—
Fair value of other crypto assets	$364	$—

USDT holdings	31-Dec-23	31-Dec-22
Number of USDT held	3,545,562	4,599,498
Carrying basis - USDT	1	1
Fair value - per USDT	1	1
Carrying basis of USDT	3,546	4,599
Fair value of USDT	3,546	4,599

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

5. Crypto assets (cont.)

The following tables present a summary of the impacts of the adoption of ASU 2023-08, effective January 1, 2023, on the Company’s interim Condensed Consolidated Statements of Operations provided during the year ended December 31, 2023.

(in thousands)

	BTC	USDT	Others
Crypto assets, on December 31, 2022	$51	$4,599	$0
Cumulative effect of the adoption of ASU 2023-08	79
Beginning Balance: Crypto assets, on January 1, 2023	130	4,599	0
Addition of crypto assets	2,083	7,392	376
Disposition of crypto assets	(252)	-8,487
Realized gain (loss) on crypto assets	42	41
Unrealized gain (loss) on crypto assets	797		-12
Crypto assets on December 31, 2023	$2,800	$3,545	364

6. Property and Equipment, Net

Property and equipment, net, consisted of the following

	As of December 31, 2022	As of December 31, 2023
	US$	US$
Electronic equipment	2,288	2,677
Furniture, fixtures and other equipment	1,332	2,265
Plants	83	1,310
Construction in progress	—	602
Property and equipment, cost	3,703	6,854
Less: accumulated depreciation	(982)	(1,392)
Impairment	(849)	(468)
	1,872	4,994

Depreciation expenses for the year ended December 31, 2023, 2022 and 2021 were approximately $1,241, $1,506 and $152 respectively. Impairment losses are made against SAIHUB cabinet and outdated bitcoin mining machines, which were out of use, and Management believes the carrying amount is not recoverable thus made full provision.

7. Intangible Assets, Net

Intangible asset, net, consisted of the following

	As of December, 2022	As of December, 2023
	US$	US$
Purchased software	311	306
Less: accumulated amortization	(217)	(306)
	94	—

Amortization expenses for the year ended December 31, 2023, 2022 and 2021 were approximately $88, $138 and $157 respectively.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

8. Operating Leases

The Company entered into various operating lease agreements, mainly including operation in Kazakhstan, which was started in August, 2021, office lease, which was started in March, 2022, operation lease in Ohio, U.S., which was started in August, 2022, and operation in Marietta, U.S., which was started in April, 2023. The remaining lease terms ranges from 0.5 to 9.5 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Company’s consolidated balance sheet.

	As of December 31, 2022	As of December 31, 2023
	US$	US$
Right-of-use assets, net	443	830
Impairment of right-of-use assets	—	—
Right-of-use assets, net	443	830
Operating lease liabilities – current	188	241
Operating lease liabilities – non-current	231	569
Total operating lease liabilities	419	810

For the year ended December 31, 2023, 2022 and 2021, the Company recorded short-term lease costs of $27, $13 and nil respectively. Cash paid for amounts included in the measurement of operating lease liabilities were $263, $139 and $8 for the year ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, the weighted average remaining lease term was 3.1 years, and the weighted average discount rate was 4.6%.

The following table summarizes the maturity of operating lease liabilities as of December 31, 2023:

	Land & Plant lease	Office and other leases	Total
2024	$131	$143	$274
2025	105	0	105
2026	75	0	75
2027	75	0	75
2028	80	0	80
Thereafter	344	0	344
Total	809	144	953
Less: imputed interest	139	4	143
Present value of lease liabilities	$670	$140	$810

9. Income Taxes

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

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

9. Income Taxes (cont.)

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

Singapore

Sustainable Available Innovative Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2023, 2022 and 2021.

United States (“U.S.”).

SAI US INC. is incorporated in the U.S. and is subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% is effective beginning in 2018.

For the year ended December 31, 2023, 2022 and 2021, the Company’s income tax expense consisted of:

	For Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Current tax expense	24	—	—
Deferred tax (benefit)/expense	—	—	—
	24	—	—

A reconciliation of the income tax expense determined at the PRC statutory income tax rate to the Company’s actual income tax expense is as follows:

	For Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Loss before income tax expense	(16,680)	(8,845)	(6,120)
PRC statutory income tax rate	25%	25%	25%
Income tax at PRC statutory income tax rate	(4,170)	(2,211)	(1,530)
Super deduction of qualified R&D expenditures	—	—	—
Expenses not deductible	4,141	265	660
Change in valuation allowance	53	1,946	870
Change in unrecognized deferred tax asset	—	—	—
Income tax expense	24	—	—

The Group’s deferred tax assets on December 31, 2023 and 2022 were as follows:

	As of December 31, 2022	As of December 31, 2023
	US$	US$
Deferred tax assets	1,946	870
Less, valuation allowance	(1,946)	(870)
Deferred tax assets, net	—	—

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

9. Income Taxes (cont.)

The following represents a roll-forward of the valuation allowance：

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Beginning balance	1	—	—
Deferred tax assets- provision for current year	52	1,946	870
Less, valuation allowance	(53)	(1,946)	(870)
Deferred tax assets, net	—	—	—

10. Redeemable Preferred Shares

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

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

10. Redeemable Preferred Shares (cont.)

Additional Preferences of Preferred Shares after the Reorganization (cont.)

The Preferred Shares are classified in mezzanine equity between the liabilities and the permanent equity on the consolidated balance sheets due to the conditional redemption right upon the occurrence of the redemption events which are beyond the Group’s control. As of December 31, 2020 and 2021, the mezzanine equities are $3,218 and $12,473, respectively.

The change in the number of redeemable preferred shares for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the years ended December 31,
	2021	2022	2023
	(‘000)	(‘000)	(‘000)
Number of redeemable preferred shares
Opening balance	21,000	37,730	—
Issuance of Series Angel Preferred Shares(1)	—	—	—
Conversion of Beijing SAI preferred shares due to reorganization(1)	(21,000)	—	—
Issuance of Series Angel Preferred Shares of the Company due to reorganization(2)	7,289	—	—
Issuance of Series Pre-A Preferred Shares of the Company due to reorganization(3)	13,974	—	—
Issuance of Series A Preferred Shares(4)	16,467	—	—
Conversion into Ordinary Shares (5)		(37,730)	—
Ending balance	37,730	0	0

(1)	The investment in a PRC entity is not presented in the form of single unit share, but the amount and percentage in paid-in capital of the entity. The number of shares presented is under the assumption that RMB1 ($0.15) is equal to 1 unit of share.

(2)	Series Angel Preferred Shares have a par value of $0.0001, with 7,288,630 shares authorized and issued.

(3)	Series Pre-A Preferred Shares have a par value of $0.0001, with 13,974,442 shares authorized. The number of Series Pre-A Preferred Shares issued during 2021 includes 4,110,130 Series Pre-A Preferred Shares issued at reorganization and 9,864,312 Series Pre-A Preferred Shares to be issued upon exercise of the warrants that were granted to three investors of Beijing SAI, as the exercise of these warrants were considered to be administrative procedures and the Company does not expect any circumstances under which those shares would not be issued. The $1.86 million for the exercise of the warrants is considered to be paid by the warrant holders at their Series Pre-A investment on Beijing SAI in September 2020. The administrative procedures for the exercise of the warrants have been completed and the funds were received by SAI on September 9, 2021, and the 9.8 million Series Pre-A Preferred Shares were issued on the same date. The Company considered the Series Pre-A Preferred Shares should be retrospectively stated in the financial statements as if they had been issued in September 2020 and were considered outstanding as of the balance sheet date.

(4)	Series A Preferred Shares has a par value of $0.0001, with 17,247,608 shares authorized and 16,466,767 shares issued.

(5)	The redeemable preferred shares are transferred to Class A Ordinary Shares following the Business Combination, see Note 1a for more information.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

10. Redeemable Preferred Shares (cont.)

Additional Preferences of Preferred Shares after the Reorganization (cont.)

On April 29, 2022, the redeemable preferred shares were transferred into Class A Ordinary Shares following the Business Combination based upon a conversion ratio of 0.13376. The change in the number of redeemable preferred shares for the years ended December 31, 2021, 2022 and 2023 is restated as following:

	For the years ended December 31,
	2021	2022	2023
	(‘000)	(‘000)	(‘000)
Number of redeemable preferred shares
Opening balance	2,928	5,151	—
Issuance of Series Angel Preferred Shares(1)	—	—	—
Conversion of Beijing SAI preferred shares due to reorganization(1)	(2,928)	—	—
Issuance of Series Angel Preferred Shares of the Company due to reorganization(2)	975	—	—
Issuance of Series Pre-A Preferred Shares of the Company due to reorganization(3)	1,953	—	—
Issuance of Series A Preferred Shares(4)	2,223	—	—
Conversion into Ordinary Shares (5)	—	(5,151)	—
Ending balance	5,151	—	—

The change in the balance of the mezzanine equities for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Opening balance	3,218	12,473	—
Series Angel Preferred Shares(1)	—	—	—
Series A Preferred Shares(2)	8,156	—	—
Accretion during the period(3)	1,064	—	—
Currency translation adjustment	35	—	—
Conversion into Ordinary Shares(4)	—	(12,473)	—
Ending balance	12,473	—	—

(1)	The issuance of Series Angel Preferred Shares on March 28, 2020, pursuant to which 6.67% of the equity interest of Beijing SAI were transferred for a total consideration of RMB4,000 ($613).

(2)	The issuance of Series A Preferred Shares of 16,466,767 on April 22, 2021, with the par value of $0.0001, for the total consideration of $2,605.

(3)	Accretion provided for the redemption rights for Series Angel, Series Pre-A and Series A Preferred Shares to the redemption value.

(4)	Since the redeemable preferred shares are transferred into Class A Ordinary Shares following the Business Combination, there is no redeemable value of those shares, see Note 1a for more information

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

11. Restricted Net Assets

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2023 and 2022, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries that are included in the Company’s consolidated net assets were approximately $10,477and $10,358, respectively.

12. Employee Defined Contribution Plan

Full time employees of the Company’s subsidiaries in U.S., Singapore and PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of U.S., Singapore and PRC require that the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as incurred. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were $335, $257 and $93, respectively, for the year ended December 31, 2023, 2022 and 2021.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

13. Share-based Payment

On September 8, 2021, the Company granted 8,979,600 restricted Class A Ordinary Shares to Make World Better Limited (“Recipient”), which is an entity wholly owned by Mr. Fan Yinliang (“Mr. Fan”) who is a consultant to the Company. The restricted shares are granted with a purchase price of $0.0001 per share and are fully vested upon grant and was fully issued as of December 31,2021. This grant is to reward Mr. Fan for his service of introducing crypto asset mining resources providers outside China. This share-based payment, which was $14,457, was accounted for as sales and marketing expenses based on the Group’s fair value, which is the equity value as indicted in the business combination mentioned in Note1 , at the grant date in the statement of operations for the year ended December 31, 2021.

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

In December 2022，the company granted 1,402,000 restricted share units to employees under the 2021 Share Incentive Plan , which generally vest over a four-year period from the date of grant; however, in certain instances, all or a portion of grant may vest immediately. RSUs granted to management generally vest over a one-year period or, in certain instances, immediately. The company measures the fair value of RSUs at the grant date and recognizes expense on a straight-line basis over the requisite service period from the date of grant for each separately-vesting under the graded-vesting attribution method.

In February, 2023, the company granted 400,000 RSUs to an employee for the compensation of service under the 2021 Share Incentive Plan, which is vested over four-year period from the date of grant.

In June, 2023, the company granted 688,396 RSUs to six employees as annual bonus under the 2021 Share Incentive Plan, which was vested immediately.

In December, 2023, the company granted 200,000 RSUs to one consultant for its service, which was vested immediately.

A summary of the Company’s RSU activity for the year ended December 31, 2023 and 2022, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested on December 31, 2021	—	—
Granted	1,402,000	2.49
Vested	(382,250)	2.49
Forfeited	(38,750)	2.49
Nonvested on December 31, 2022	981,000	2.49
Granted	1,288,396	1.33
Vested	(1,097,396)	1.24
Forfeited	(170,125)	2.49
Non-vested on December 31, 2023	1,001,875	2.14

The aggregate unrecognized share-based compensation expenses as of December 31, 2023 were approximately US$1.5million, which will be recognized for the year ending February 1, 2027.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

14. Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and due from related parties, stablecoin asset. As of December 31, 2023, all of the company’s cash and cash equivalents was held by major financial institutions located in PRC, Hong Kong, U.S., and Cayman. The Company believes that these financial institutions are of high credit quality. For accounts receivable, the Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, the Company reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Company considers that the Company’s credit risk for accounts receivable is significantly reduced. For amount due from related parties, the Company provides advances to the officers for daily operation. For stablecoin asset, we monitor the market closely, to ensure the credit risk of stablecoin can be detected when occurred, and adequate impairment is made when necessary. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Concentration of customers

The following tables summarized the information about the Group’s concentration of customers as of and for the years ended December 31, 2023 and 2022, respectively:

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
Year Ended December 31, 2023
Revenues, customer concentration	*	—	*	—	—	—	—	—	—	—	—	33%	23%	17%
Year Ended December 31, 2023
Purchases, supplier concentration	—	—	—	—	*	—	—	56%	12%	12%	—	—	—	—
As of December 31, 2023
Accounts receivable, customer concentration	—	—	25%	—	—	—	—	—	—	—	—	11%	—	63%
As of December 31, 2023
Accounts payable, supplier concentration	—	—	—	—	—	—	—	—	41%	—	50%	—	—	—

	A	B	C	D	E	F	G	H	I	J
Year Ended December 31, 2022
Revenues, customer concentration	12%	28%	20%	28%	—	—	—	—	—	—
Year Ended December 31, 2022
Purchases, supplier concentration	—	—	—	—	11%	28%	27%	21%	*	—
As of December 31, 2022
Accounts receivable, customer concentration	—	—	*	96%	—	—	—	—	—	—
As of December 31, 2021
Accounts payable, supplier concentration	—	—	—	—	—	—	—	—	16%	—

*	Less than 10%.

—	No transaction incurred during the year/no balance existed as of the balance sheet date.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

15. Commitments and Contingencies

Operating lease commitment:

The information of operating lease commitment is provided in Note 7.

16. Earnings/(Loss) Per Share

Basic and diluted loss per ordinary share for each of the period presented is calculated as follows:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Numerators
Net loss	(16,704)	(8,845)	(6,120)
Less: Net income allocated to Series Angel and Series Pre-A preferred share	—	—	—
Accretion on mezzanine equities	(1,064)	—	—
Adjusted net loss	(17,768)	(8,845)	(6,120)
Denominators
Weighted average number of ordinary shares outstanding-Basic and diluted*	12,447,760	19,224,614	23,458,982
Loss per ordinary share-Basic and diluted	(1.4274)	(0.4601)	(0.2609)

*	The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 29, 2022

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the year ended December 31, 2023, 2022 and 2021, the Company had no dilutive shares.

17. Amount due from/(to) related parties

The following is a list of the related parties with whom the Company conducted transactions for the year ended December 31, 2023, 2022 and 2021, and their relations with the Company:

Name of the related parties	Relation with the Company
Mr. Risheng Li	Founder, chairman of board of director, chief executive officer
Mr. Liedong Wang	Senior executive officer
Mr. Dahan Bao	Senior executive officer
Energy Science Artist Holding Limited	Shareholder of the Company

	As of December 31, 2022	As of December 31, 2023
	US$	US$
Amount due from related parties
Mr. Risheng Li	—	—
	—	—

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

17. Amount due from/(to) related parties (cont.)

	As of December 31, 2022	As of December 31, 2023
	US$	US$
Amount due to related parties
Beijing SAI	—	—
	—	—

Amount due from related parties represents cash advanced to these officers for operation of the Company and are all subsequently collected. Amount due to related parties represents reimbursement payable to the management used for daily operation.

The related party transactions summarized by different natures are as follows:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Settlement of advance to related parties for daily operation
Mr. Risheng Li	235	—	—
Mr. Liedong Wang	415	—	—
Mr. Dahan Bao	30	—	—

Repayment from related parties
Mr. Risheng Li	36	—	—
Mr. Liedong Wang	14	—	—
Mr. Dahan Bao	—	—	—

On March 28, 2023, the Company acquired Atomic Evolution Limited from Energy Science Artist Holding Limited, for the purpose of exploring business opportunities in the area of small modular reactors, with a consideration of $0. To focus on its core business, on December 25, 2023, the Company transferred all of its equity interest in Atomic Evolution Limited to Energy Science Artist Holding Limited as approved by the Company's board of directors, with a consideration of $0.

18. Segment Information

The Company applies ASC 280, Segment Reporting, in determining its reportable segments. The Company has four reportable segments: equipment sales, hosting, mining pool business and mining. The guidance requires that segment disclosures present the measure(s) used by the Chief Operating Decision Maker (“CODM”) to decide how to allocate resources and for purposes of assessing such segments’ performance. The Company’s CODM is comprised of several members of its executive management team who use revenue and cost of revenues of our four reporting segments to assess the performance of the business of our reportable operating segments. As a result, the Company has four reportable segments, including equipment sales, hosting, mining pool business and mining.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

18. Segment Information (cont.)

The following table details revenue and cost of revenues for the Company’s reportable segments for the year ended December 31, 2023, 2022 and 2021, and reconciles to net income (loss) in the consolidated statements of operations:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Reportable segment revenue:
Revenue – equipment	$6,958	$8,626	$4,801
Revenue – hosting	2,600	1,303	366
Revenue – mining pool	7,480	676	309
Revenue – mining	—	33	1,300
Total segment and consolidated revenue	17,038	10,638	6,776
Reportable segment cost of revenue
Cost of revenues – equipment	8,382	7,748	4,290
Cost of revenues – hosting		1,054	328
Cost of revenues – mining pool	7,392	676	309
Cost of revenues – mining	—	20	1,392
Total segment and consolidated cost of revenues	15,774	9,498	6,319
Reconciling Items:
Selling, general and administrative expenses	(17,162)	(7,178)	(6,837)
Research development expenses	(419)	(476)	(853)
Impairment of long-lived assets	(135)	(951)	(138)
Other income/(expense)	(228)	(1,380)	1,251
Income tax expense	(24)	—	—
Net loss	$(16,704)	$(8,845)	$(6,120)

19. Subsequent Events

The Company has evaluated subsequent events through the issuance of the combined and consolidated financial statements and no subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

20. Parent Only Information

SAI.TECH Global Corporation (the “Parent Company”) was incorporated on January 26, 2021, and have become parent company of the Company since the completion of the Business Combination on April 29, 2022. Following the closing of the Business Combination, SAITECH Limited became a wholly owned subsidiary of TradeUP Global Corporation (“TradeUP”), which subsequently renamed to “SAI.TECH Global Corporation”. The transaction is accounted for as a recapitalization, SAITECH Limited is determined as the predecessor and the historical financial statements of SAITECH Limited became the Company’s historical financial statements, and SAI.TECH Limited’s financial statements are determined as the Company’s Parent Company financial statements. See Note 1a – “Reverse recapitalization” for more information.

The following disclosures presented the financial positions of the Parent Company as of December 31, 2022 and 2023, and results of operations and cash flows for the years ended December 31, 2023, 2022and 2021, as if the current corporate structure has been in existence throughout the periods presented.

The audited condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

20. Parent Only Information (cont.)

Condensed Balance Sheets
(In thousands, except for share and per share data, or otherwise stated)

	As of December 31, 2022	As of December 31, 2023
	US$	US$
Assets
Cash	9,376	453
Amount due from subsidiaries and VIE	—	—
Accounts receivable	57	230
Other receivables	474	332
Amounts due from related parties	16,407	23,189
Long-term investment	50	50
Investments in subsidiaries and VIE	—	—
Crypto Assets	18	841
Operating lease right-of-use assets	27	10
Total Assets	26,409	25,105
Accounts payable	163	21
Accrued payroll	60	186
Operating lease liabilities-current	11	11
Operating lease liabilities-non-current	17	—
Investments in subsidiaries and VIE	5,844	8,068
Total Liabilities	6,095	8,286
Equity:
Class A Ordinary shares ($0.0001 par value; 330,369,366 shares authorized, 14,413,299 and 13,315,903 shares issued and outstanding on December 31, 2023 and December 31, 2022)	1	1
Class B Ordinary shares ($0.0001 par value; 9,630,634 shares authorized and outstanding on December 31, 2023 and December 31, 2022)	1	1
Additional paid-in capital	46,030	48,680
Statutory reserves	—	—
Retained earnings/(accumulated deficit)	(25,257)	(31,345)
Accumulated other comprehensive income/(loss)	(461)	(518)
Total equity	20,314	16,819
Total Liabilities and Equity	26,409	25,105

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

20. Parent Only Information (cont.)

Condensed Statements of Operations
(In thousands, except otherwise stated)

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Revenue	2,527	2,608	1,497
Cost of revenue	(2,302)	(2,268)	(1,134)
General and administrative expenses	(508)	(3,502)	(1,583)
Sales and marketing expenses	(14,464)	(150)	(63)
R&D expenses		(6)	—
Asset impairment loss		(19)	—
Other expense, net		(885)	31
Share of loss from subsidiaries and VIE	(909)	(4,623)	(4,868)
Net loss	(15,656)	(8,845)	(6,120)

SAI.TECH GLOBAL COPORATION

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

20. Parent Only Information (cont.)

Condensed Statements of Cash Flows
(In thousands, except otherwise stated)

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Cash flows used in operating activities	(209)	(4,579)	(2,150)
Investment in subsidiaries and VIE	(7,500)	—	—
Collection of due from/(increase in due from) subsidiaries and VIE	2,828	(9,007)	(6,782)
Cash flows used in investing activities	(4,672)	(9,007)	(6,782)
Proceeds from issuance of redeemable preferred shares	8,191	—	—
Reverse Recapitalization	—	19,652	9
Cash flows from financing activities	8,191	19,652	9
Effect of exchange rate changes	—	—	—
Net change in cash and cash equivalents	3,310	6,066	(8,923)
Cash and cash equivalents at beginning of the period	—	3,310	9,376
Cash and cash equivalents at end of the period	3,310	9,376	453