Form 20-F
period 2024-12-31
SAIHEAT Ltd
filed 2025-04-28
CIK 1847075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40368

SAIHEAT Limited
(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

c/o #266A South Bridge Road,

#02-01 Singapore (058815)
(Address of principal executive offices)

Arthur Lee
c/o #266A South Bridge Road,

#02-01 Singapore (058815)
Telephone: +65 9656 5641
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	SAIH	The Nasdaq Stock Market LLC
Warrants exercisable to purchase Ordinary Shares	SAIHTW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by this annual report.

On December 31, 2024, the issuer had 1,110,907 Class A Ordinary Shares and 642,043 Class B Ordinary Shares, par value $0.0015 per share.

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

EXPLANATORY NOTE

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (the “Annual Report”) to the terms “SAIH,”“SAI,” the “Company,” “we,” “us” and “our” refer to SAIHEAT Limited, a Cayman Islands exempted holding company, together as a group with its subsidiaries.

Our consolidated financial statements are presented in U.S. dollars. All references in this Annual Report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

SELECTED DEFINITIONS

●	“bitcoin” means the type of virtual currency based on an open source cryptographic protocol existing on the Bitcoin Network.

●	“Business Combination” means the transactions contemplated by the Business Combination Agreement, including, the merger;

●	“Business Combination Agreement” means the Business Combination Agreement, as amended dated as of September 27, 2021, among TradeUP, Merger Sub and Old SAI, as amended as of October 20, 2021, and January 26, 2022, and March 22, 2022;

●	“Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of SAI;

●	“Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of SAI;

●	“Closing” means the closing of the Business Combination;

●	“Code” means the Internal Revenue Code of 1986, as amended;

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as amended, modified, re-enacted or replaced;

●	“current memorandum and articles of association” means the amended and restated certificate memorandum and articles of association of TradeUP, effective April 28, 2021;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“GAAP” means generally accepted accounting principles in the United States;

●	“hash rate” means a measure of the computational power per second used when mining;

●	“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended;

●	“IPO Warrants” means the warrants issued upon the exchange of TradeUP Warrants in connection with the closing of the Business Combination, each of which is exercisable for one Class A Ordinary Share, in accordance with its terms.

●	“IRS” means the U.S. Internal Revenue Service;

●	“Letter Agreement” means the letter agreement by and among TradeUP, the Sponsor and three directors of TradeUP, as amended by the letter agreement amendment dated September 27, 2021 and further amended by the letter agreement dated January 26, 2022;

●	“Lock-Up Agreements” means (1) the SAI Lock-Up Agreements and (2) the TradeUP Lock-Up Agreement;

●	“Merger” means the merger of Merger Sub with SAI, with SAI surviving such merger and SAI becoming a wholly owned subsidiary of TradeUP, pursuant to the Business Combination Agreement;

●	“Merger Sub” means TGC Merger Sub, a Cayman Islands exempted company incorporated with limited liability;

●	“MOFCOM” means the Ministry of Commerce of the People’s Republic of China;

●	“M&A Rules” means the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors (《(關於外國投資者併購境內企業的規定》), which was jointly issued by six PRC regulatory authorities, including the MOFCOM and other government authorities on August 8, 2006 and was effective as of September 8, 2006 and amended on June 22, 2009.

●	“Nasdaq” means The Nasdaq Stock Market LLC;

●	“Old SAI” means SAITECH Limited, a Cayman Islands exempted company, before the Merger Effective Time;

●	“ordinary resolution” means an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares of the company that are present in person or represented by proxy and entitled to vote thereon and who vote at the general meeting;

●	“Ordinary Shares” means the Class A Ordinary Shares;

●	“PBOC” means People’s Bank of China;

●	“PRC” or “China” means the People’s Republic of China;

●	“private shares” are to the aggregate 224,780 Class A Ordinary Shares, at a price of $10.00 per share, issued to the Sponsor in a private placement simultaneously with the closing of the TradeUP IPO and the partial exercise of the underwriters’ over-allotment option to purchase additional units, as were converted in connection with the Closing;

●	“proxy statement/prospectus” means the proxy statement/prospectus included in the Registration Statement on Form F-4 filed with the SEC;

●	“public shares” means TradeUP Class A ordinary shares included in the units issued in the TradeUP IPO;

●	“redemption” means the right of public shareholders to have their public shares redeemed in accordance with the procedures set forth in the proxy statement on From F-4/A filed on March 29, 2022;

●	“Registration Rights Agreement” means the registration rights agreement, dated as of April 28, 2021, among TradeUP and TradeUP initial shareholders;

●	“SAI” means SAIHEAT Limited (formerly named SAI.TECH Global Corporation) following the consummation of the Business Combination;

●	“SAI Affiliate Lock-Up Agreement” means the lock-up agreement to be entered into by SAI Founder, certain affiliates of SAI and SAI Founder, and the other persons party thereto at the closing;

●	“SAI Founder” means Energy Science Artist Holding Limited, a wholly owned entity controlled by Risheng Li;

●	“SAI Incentive Plan” means SAI.TECH Global Corporation 2021 Equity Incentive Plan;

●	“SAI Shareholder Lock-Up Agreement” means the lock-up agreement entered into by the shareholders of SAI at the closing other than shareholders party to the SAI Affiliate Lock-Up Agreement;

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“Securities Act” means the U.S. Securities Act of 1933, as amended;

●	“special resolution” means a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued ordinary shares of the company that are present in person or represented by proxy and entitled to vote thereon and who vote at the general meeting;

●	“Sponsor” means TradeUP Global Sponsor LLC, a Cayman Islands limited liability company;

●	“Stablecoin” means a kind of crypto asset that is designed to minimize price volatility, and to track the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals), while other stablecoins utilize algorithms that are designed to maintain a relative stable price of the asset. Stablecoins can be backed by fiat money, physical commodities, or other crypto assets.

●	“TradeUP Class A ordinary shares” means the Class A ordinary shares, par value $0.0001 per share, of TradeUP;

●	“TradeUP Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of TradeUP, which shares were converted automatically in connection with the merger into TradeUP Class A Ordinary Shares and cease to be outstanding; such shares are also referred to and defined herein as the “founder shares”;

●	“TradeUP initial shareholders” means the Sponsor and each of TradeUP’s directors and officers that hold founder shares;

●	“TradeUP IPO” means TradeUP’s initial public offering, consummated on May 3, 2021, through the sale of 4,488,986 units (including the 488,986 units sold pursuant to the underwriters’ partial exercise of their over-allotment option at $10.00 per unit);

●	“TradeUP Lock-Up Agreement” means the lock-up agreement entered into by the Sponsor, certain affiliates of TradeUP and the other persons party thereto at the;

●	“TradeUP Support Agreement” means the support agreement, dated as of September 27, 2021, among the Sponsor certain affiliates of TradeUP and the Sponsor and the other persons party thereto;

●	“TradeUP Warrant(s)” means the warrants included in the units issued in the TradeUP IPO, each of which is exercisable for one TradeUP Class A ordinary share, in accordance with its terms.

●	“Trust Account” means the trust account that holds a portion of the proceeds of the TradeUP IPO and the sale of the private shares; and

●	“units” means one TradeUP Class A ordinary share and one-half of one warrant, whereby each warrant entitles the holder thereto to purchase one TradeUP Class A ordinary share at an exercise price of $11.50 per share, sold in the TradeUP IPO;

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting SAIHEAT Limited. Factors that may impact such forward-looking statements include:

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

Summary Risk Factors

The below summary risks provide an overview of the material risks we are exposed to in the normal course of our business activities. The below summary risks do not contain all of the information that may be important to you, and you should read the summary risks below together with the more detailed discussion of risks set forth following this section under the heading “Risk Factors,” as well as elsewhere in this Annual Report. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:

●	We have a limited operating history in an evolving and highly volatile industry and are undergoing a business transition, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	Our operating results may fluctuate due to the highly volatile nature of cryptocurrencies in general and, specifically, bitcoin.

●	Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of mining machines and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

●	Unfavorable global economic, business or political conditions, such as the sudden tariff adjustments and increases, and the disruption caused by various countermeasures to reduce its spread, could adversely affect our business, prospects, financial condition, and operating results.

●	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

●	If bitcoin or other cryptocurrencies are determined to be investment securities, and we hold a significant portion of its assets in such cryptocurrency, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

●	If regulatory changes or interpretations of our activities require our registration as a money service business, or MSB, under the regulations promulgated by The Financial Crimes Enforcement Network (“FinCEN”) under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

●	There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of crypto assets, such as cryptocurrencies, in a manner that adversely affects our business, prospects or operations.

●	The loss or destruction of any private keys required to access our digital wallet may be irreversible. If we are unable to access our private keys (whether due to loss, destruction, security incident or otherwise), it could cause direct financial loss, regulatory scrutiny and reputational harm.

●	Distributing crypto assets in connection with our mining pool business involves risks, which could result in loss of customer assets, customer disputes and other liabilities, adversely impact our business, results of operations and/or financial condition.

●	Significant contributors to all or a network for any particular crypto asset, such as bitcoin, could propose amendments to the respective network’s protocols and software that, if accepted and authorized by such network, could adversely affect our business.

●	The supply of bitcoin is limited, and production of bitcoin is negatively impacted by the bitcoin halving protocol expected every four years.

●	Any periodic adjustments to the crypto asset networks, such as bitcoin, regarding the difficulty for block solutions, with reductions in the aggregate hash rate or otherwise, could have a material adverse effect on our business, prospects, financial condition, and operating results. If the award of new bitcoin for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power, or hash rate, to solve blocks and confirmations of transactions on the bitcoin blockchain could be slowed.

●	Bitcoin and any other cryptocurrencies that could be held by us are not insured and not subject to FDIC or SIPC protections.

●	As a company with operations and opportunities outside of the U.S., we may face additional burdens and be subject to a variety of additional risks or considerations associated with companies operating in an international setting that may negatively impact our operations.

●	If relations between the United States and foreign governments deteriorate, they could affect our operations and cause our goods and services to become less attractive.

●	Though we have a Singapore-based auditor and a U.S. based predecessor auditor that are registered with the PCAOB and currently subject to PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate completely the company’s auditors because of a position taken by an authority in a foreign jurisdiction, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities.

●	PRC regulations relating to offshore investment activities by PRC residents may expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

●	The PRC government may exert, at any time, with little to no notice, substantial interventions and influences over the manner in which a business must conduct its business operations that cannot always be expected nor anticipated, if such business has some presence/operations in China. If the PRC government at any time substantially intervenes, influences, or establishes new policies, regulations, rules, or laws in a business’s industry, such substantial intervention or influence may result in adverse impact on such business’s operations and the value of such business’s securities, including causing the value of such securities to decline.

●	We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of our Ordinary Shares.

●	As a result of our plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, our tax rate may fluctuate, our tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or we may be subject to future changes in tax law, the impacts of which could adversely affect our after-tax profitability and financial results.

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

The costs of building out, leasing and maintaining our hosting and self-mining facilities constitute a significant portion of our capital and operating expenses. In order to manage growth and ensure adequate capacity for our digital mining operations and new and existing hosting customers while minimizing unnecessary excess capacity costs, we continuously evaluate our short- and long-term data center capacity requirements. Our chip liquid cooling and waste heat recovery technology and our products were first tested in our pilot programs in China, which was terminated in June 2021. We began operating a heating demonstration project in our first North American distribution center located in Chesterland, Ohio, in August 2022, as our global expansion has progressed. In August 2023, we completed the development of SAI US R&D Center, SAI NODE Marietta, and have deployed 734 bitcoin mining machines for mining revenue as of the date of this Annual Report. Although we have made progress to install SAIHUB CAB data centers in North American countries, and are also in active discussions with local potential heat user partners, there is no guarantee of immediate, large-scale operation of such data centers due to the required process of market research, due diligence and business negotiation of these potential installation projects. If we overestimate our business’ capacity requirements or the demand for our heat supply data centers and secure less data center capacity, our operating margins could be materially reduced. If we underestimate our data center capacity requirements, we may not be able to service the expanding needs of our existing customers and may be required to limit new customer acquisition, which could have a material adverse effect on our business, financial condition and results of operations.

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

As an early stage company with operations focused in the crypto asset transaction processing industry, we have in the past experienced, and may in the future experience, difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide us with customary leasing and financial products and services, such as bank accounts, lines of credit, insurance and other related services, which are necessary for our operations. Such difficulties may be exacerbated by proposed regulations under the America COMPETES Act of 2022 or other similar future regulations, may be used to prevent entities associated with cryptocurrency, including us, from access to financial services in the United States or other jurisdictions.

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

We had a net loss of $8.8 million, $6.1 million and $5.9 million for the fiscal year ended December 31, 2022, 2023, 2024, respectively. As of December 31, 2024, our accumulated deficit was $37.2 million. Our historical results are not indicative of our future performance. If we are not able to successfully develop our business, it will have a material adverse effect on our business, financial condition and results of operations.

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

Mining machines rely on components and raw materials that may be subject to price fluctuations or shortages, including application-specific integrated circuit (“ASIC”) chips that have been subject to an ongoing significant shortage.

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

Our business is subject to limitations inherent within the supply chain of certain of our components, including competitive, governmental, and legal limitations, and other events. For example, we expect that we will significantly rely on foreign imports to obtain certain equipment and materials. We anticipate that the cryptocurrency mining machines for our operations will be imported from Southeast Asian countries, and other parts of equipment and materials, including ASIC chips, will be manufactured in and imported from South Korea or Taiwan. Any global trade disruption, introductions of tariffs, trade barriers and bilateral trade frictions, together with any potential downturns in the global economy resulting therefrom, could adversely affect our necessary supply chains. Our third-party manufacturers, suppliers and subcontractors may also experience disruptions by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, depending on the magnitude of such effects on our supply chain, shipments of parts for our mining machines, or any new mining machines that we order, may be delayed.

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

Unfavorable global economic, business or political conditions, such as the sudden tariff adjustments and increases, and the disruption caused by various countermeasures to reduce its spread, could adversely affect our business, prospects, financial condition, and operating results.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including conditions that are outside of our control, such as the impact of the sudden tariff adjustment and increase brought by the presidential transition could result in a risks to our business margin and we cannot anticipate all the ways in which the current economic climate and financial market conditions could adversely impact our business.

The sudden tariff increase or other unfavorable global economic, business or political conditions, might adversely affect our business, prospects, financial condition, and operating results.

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

We may not be able to obtain broad protection internationally for all of our existing and future intellectual property and other proprietary rights, and we may not be able to obtain effective protection for our intellectual property and other proprietary rights in every country in which we operate. Protecting our intellectual property rights and other proprietary rights may require significant expenditure of our financial, managerial and operational resources. Moreover, the steps that we may take to protect our intellectual property and other proprietary rights may not be adequate to protect such rights or prevent third parties from infringing or misappropriating such rights. Any of our intellectual property rights and other proprietary rights, whether registered, unregistered, issued or unissued, may be challenged by others or invalidated through administrative proceedings and/or litigation.

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

If regulatory changes or interpretations of our activities require our registration as a MSB under the regulations promulgated by The Financial Crimes Enforcement Network (“FinCEN”) under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

To the extent that our activities cause us to be deemed a MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

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

Furthermore, in our operations we intend to use ASIC chips and machines (which we refer to as “mining machines”), which are principally utilized for mining bitcoin. Such mining machines cannot mine other cryptocurrencies, such as Litecoin, that are not mined utilizing the “SHA-256 algorithm”.

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

The supply of bitcoin is limited and, once the 21 million bitcoins have been “unearthed,” the network will stop producing more. Currently, there are approximately 19 million, or 90% of the total supply of, bitcoin in circulation. Halving is an event within the bitcoin protocol where the bitcoin reward provided upon mining a block is reduced by 50%. While the effect is to slow the pace of the release of new coins, it has no impact on the quantity of total bitcoin already outstanding. Halvings are scheduled to occur once every 210,000 blocks, or roughly every four years, with the latest halving having occurred in April 2024, which revised the block reward to 3.125 bitcoin. As a result, the price of bitcoin could rise or fall based on overall investor and consumer demand. Given a stable network hash rate, should the price of bitcoin remain unchanged after the next halving, our revenue related to mining new coins would be reduced by 50%, with a significant impact on profit.

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

If the aggregate revenue from transaction fees and the block reward is below a miner’s cost, the miner may cease operations. If the award of new units of bitcoin for solving blocks declines and/or the difficulty of solving blocks increases, and transaction fees voluntarily paid by participants are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. For example, the current fixed reward for solving a new block on the bitcoin network is 3.125 bitcoins per block; the reward decreased from 6.25 bitcoin in April 2024, which itself was a decrease from 12.5 bitcoin in May 2020. It is estimated that it will “halve” again in about four years after the previous halving.

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

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, one or more countries such as China, which have taken harsh regulatory action, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these bitcoin assets or to exchange for fiat currency. In March 2021, the government of China’s Inner Mongolia Autonomous Region (“Inner Mongolia”), where we used to deploy mining machines, has banned cryptocurrency mining in order to constrain growth in energy consumption. In May 2021, other provinces in China have done the same and we terminated our operation in China accordingly. See “Item 4. Information of the Company— B. Business Overview.”

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

Further, future developments in U.S. laws may restrict our ability or willingness to acquire certain businesses. For instance, the recently enacted Holding Foreign Companies Accountable Act (the “HFCA Act”) would (i) prohibit us from using an auditor that the PCAOB determines it could not inspect or fully investigate and (ii) restrict our ability to acquire a business unless that business met certain standards of the PCAOB and would (i) prohibit the trading of securities of a company and (ii) require delisting of a company from U.S. national securities exchanges if the PCAOB is unable to inspect its public accounting firm, for three consecutive years. The HFCA Act also requires public companies to disclose, among other things, whether they are owned or controlled by a foreign government, specifically, those that are based in or have a majority or significant amount of their operations in the PRC.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills to Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers, and beginning in 2025, the delisting from national securities exchanges, such as Nasdaq, of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCA Act. The HFCA Act was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCA Act. In essence, the HFCA Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCA Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause (i) investor uncertainty for affected issuers, including SAI, (ii) the market price of our securities to be adversely affected, and (iii) us to be delisted if we are unable to meet the PCAOB inspection requirement in time (or unable to cure any requirement noncompliance).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We are required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, (partly amended) which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Based upon our audited consolidated financial statements for the year ended on December 31, 2024, and as of December 31, 2024, less than 50% of our revenue, profit before tax, total assets and net assets were attributable to our PRC subsidiaries. Also, our PRC subsidiaries do not constitute a main part of our business activity, since they only engage in activities such as supply chain activities and heating equipment research, which are not part of our profit-making operations. Therefore, we believe that we do not meet both of the aforementioned criteria as provided by the Trial Administrative Measures issued by the CSRC, and thus are not subject to the New Administrative Rules Regarding Overseas Listings. However, if the CSRC or other applicable PRC authorities deemed otherwise, we may be required to complete such filing requirements before any offering of securities, which would materially affect our ability to offer securities and cause significantly decreases on the price of our securities.

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

The exercise price for our IPO Warrants is $172.5 per-share, which exceeds the market price of our Class A Ordinary Shares, which was $5.4, per share based on the closing price of our Class A Ordinary Shares stock on the Nasdaq Capital Market on April 25, 2025. If all of our IPO Warrants were exercised in full for cash, we would receive an aggregate of approximately $387,173,662.50. We do not expect warrant holders to exercise their IPO Warrants and, therefore, we do not expect to receive cash proceeds from any such exercise, for so long as the IPO Warrants remain out-of-the money. There can be no assurance that the IPO Warrants will ever be in the money prior to their expiration and, as such, the IPO Warrants may expire worthless.

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class share structure, holders of Class A Ordinary Shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares are entitled to ten votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the equal number of Class A Ordinary Shares. However, the creation of any pledge, charge, encumbrance or other third party right on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations, except in cases where and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, will not be considered as a sale, transfer, assignment or disposition and will not trigger the automatic conversion. In addition, the termination of directorship on the board or employment with us of any holder of Class B Ordinary Shares will not trigger the automatic conversion either.

Due to the disparate voting powers attached to these two classes of Ordinary Shares, Mr. Risheng Li beneficially own all of our issued Class B Ordinary Shares and he is able to exercise 85.9% of the total voting power of our issued and outstanding share capital as of December 31, 2024. You will experience further dilution to the extent that additional Class B Ordinary Shares are issued in the future. As a result, our founders will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

We have a total of 1,110,907 Class A Ordinary Shares outstanding. All shares issued in the Business Combination are freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including our directors, officers and other certain shareholders.

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

In addition, our Class A Ordinary Shares issued under our 2021 Equity Incentive Plan have become eligible for sale in the public market, and our Class A Ordinary Shares reserved for future issuance under our Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of our Class A Ordinary Shares issued and reserved under our 2021 Equity Incentive Plan is equal to 1,812,663 shares (subject to annual increase adjustments as described in our Incentive Plan). We have filed a registration statement on Form S-8 on October 19, 2022 under the Securities Act to register our Class A Ordinary Shares or securities convertible into or exchangeable for our Class A Ordinary Shares issued pursuant to the SAIH Incentive Plan. The number of our Class A Ordinary Shares issued and reserved under our SAI.TECH Global Corporation 2023 Equity Incentive Plan is equal to 1,376,792 shares (subject to annual increase adjustments as described in the SAI.TECH Global Corporation 2023 Equity Incentive Plan). We have filed a registration statement on Form S-8 on September 19, 2023 under the Securities Act to register our Class A Ordinary Shares or securities convertible into or exchangeable for our Class A Ordinary Shares issued pursuant to the SAI.TECH Global Corporation 2023 Equity Incentive Plan. The Form S-8 registration statements have automatically become effective upon filing. Accordingly, shares registered under the registration statements have been available for sale in the open market, subject to certain provisions relating to various vesting agreements, lock-up agreements or other form of agreements under the Incentive Plan and SAI.TECH Global Corporation 2023 Equity Incentive Plan.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

In connection with the audit of our consolidated financial statements as of December 31, 2023 and 2024, and for the years ended December 31, 2023 and 2024 in accordance with the standards established by PCAOB, we and our independent registered public accounting firms have identified two material weaknesses in our internal audit function which related to the absence of internal audit department with appropriate knowledge of Section 404 of the Sarbanes-Oxley Act requirements.  We are committed to remediating our material weaknesses as promptly as possible. However, there can be no assurance as to when these material weaknesses will be remediated or that additional material weaknesses will not arise in the future. Even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the Ordinary Shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

If a United States person (as defined in Section 7701(a)(30) of the Code) is treated as owning (directly, indirectly, or constructively) at least 10% of the total combined voting power of all classes of our shares entitled to vote or at least 10% of the total value of shares of all classes of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFCs”) in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not SAIH makes any distributions of profits or income of such CFC to such United States shareholder. If a U.S. Holder is treated as a United States shareholder of a CFC, failure to comply with applicable reporting obligations may subject such holder to significant monetary penalties and may extend the statute of limitations with respect to such holder’s U.S. federal income tax return for the year for which reporting was due. Additionally, a United States shareholder of a CFC that is an individual would generally be denied certain tax deductions or foreign tax credits in respect of its income that may otherwise be allowable to a United States shareholder that is a U.S. corporation.

We cannot provide any assurances that we will assist holders of our shares in determining whether SAIH or any of our non-U.S. subsidiaries are treated as CFCs or whether any holder of the Ordinary Shares is treated as a United States shareholder with respect to any such CFC, nor do we expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. Each U.S. investor should consult its advisors regarding the potential application of these rules to an investment in the Ordinary Shares.

We may become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Ordinary Shares.

Based on the fiscal year 2024 composition of our income, assets and operations and that of our subsidiaries, we do not expect to be a PFIC in the 2024 taxable year or in future taxable years, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of us and our subsidiaries’ income and assets, and the market value of us and our subsidiaries’ assets, from time to time. Specifically, for any taxable year a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of our gross income in that taxable year is passive income, or (2) 50% or more of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of us and our subsidiaries’ assets will be based, in part, on the quarterly market value of our Ordinary Shares, which is subject to change.

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

If we were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares. For example, if we are a PFIC, U.S. Holders of our Ordinary Shares may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure any investor that we will not be a PFIC for the 2024 taxable year or any future taxable year. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.

There can be no assurance that SAIH will be able to comply with the continued listing standards of Nasdaq.

If Nasdaq delists SAIH’s shares from trading on its exchange for failure to meet the applicable listing standards, we and our stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our Common Stock is a “penny stock” which will require brokers trading in our Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of our Common Stock;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

On October 2, 2024, the Company received a notification (the “Notice”) from the Nasdaq that the Company is no longer in compliance with the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1). The Company received the Notice because, according to the Notice, for the 30 consecutive trading days between August 20, 2024 and October 1, 2024, the bid price of the Company’s Class A Ordinary Shares closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). The Notice has no immediate effect on the listing of the Company’s Class A Ordinary Shares, and they will continue to trade on Nasdaq under the ticker symbol “SAIH.”

Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar days after receipt of Notice, or until March 31, 2025 (the “Compliance Period”), the closing bid price of the Company’s Class A Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Price Requirement and its Class A Ordinary Shares will continue to be eligible for listing on the Nasdaq Global Market absent noncompliance with any other requirement for continued listing. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period, however, under Nasdaq Listing Rule 5810(c)(3)(A)(ii), the Company may be eligible for an additional 180-day compliance period if it applies to transfer the listing of its Class A Ordinary Shares to the Nasdaq Capital Market. To qualify, the Company would be required to pay Nasdaq a $5,000 application fee to transfer to the Nasdaq Capital Market, meet all of the other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provide Nasdaq with written notice of its intention to cure the minimum bid price deficiency during the second compliance period. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (or the Compliance Period as may be extended), and the Company has not effectuated a reverse stock split in order to bring its stock price up above $1.00 for at least 10 consecutive trading days, the Company’s Class A Ordinary Shares will be subject to delisting.

At an Extraordinary General Meeting of the shareholders of the Company held on the 26th of February 2025, SAIH stockholders approved a reverse stock split of the Company’s ordinary shares, at a ratio of 1-for-15, (the “Reverse Stock Split”), and authorize the Board of Directors to implement such Reverse Stock Split at its discretion at any time prior to the one-year anniversary of the Meeting, in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share.

We may consider implementing a share consolidation to adjust our capital structure or meet listing requirements. While such a transaction is intended to enhance the perceived value of shares or align with market standards, which could result following risks.

●	Reduced Liquidity: A share consolidation decreases the number of outstanding shares, potentially leading to lower trading volumes and reduced liquidity in the secondary market. This may make it more difficult for investors to buy or sell shares at desired prices.

●	Volatility in Share Price: The market may react unpredictably to a share consolidation, resulting in increased short-term price volatility. There is no guarantee that the post-consolidation share price will reflect the pre-consolidation price proportionally.

●	Perception and Investor Confidence: Share consolidations may be viewed negatively by investors, signaling financial distress or underperformance, even if undertaken for strategic reasons. This could adversely affect the Company’s reputation and investor sentiment.

●	Market Capitalization Impact: A share consolidation does not alter the Company’s underlying value, operations, or assets. However, it may disproportionately impact smaller shareholders and could reduce the Company’s attractiveness to certain institutional investors with minimum shareholding requirements.

Investors are advised to carefully evaluate the potential risks and implications of any share consolidation. The Company will provide advance notice of such actions and disclose the rationale and terms in compliance with applicable regulations.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

SAIHEAT is a computing and energy operator dedicated to accelerating the realization of Sustainable Augmented Intelligence. Its computing division offers BTC joint computing power and AI cloud computing services, while its energy division provides liquid-cooled computing centers and small modular nuclear products.

We are dedicated to providing computing and clean services based on cloud-computing, liquid cooling, small modular reactor, or SMR, and chip waste heat utilization technology. The Company sustainable distributed clean-tech in heating industries for bitcoin mining, we provide a full suite of specialized services on crypto asset mining for our customers, including the purchase of mining machines, hosting service, and mining pool service. We creatively offer liquid cooling and nuclear SMR technology to optimize the energy efficiency of our customers to the greatest extent possible.

The Company was incorporated on February 2, 2021. On April 29, 2022, it completed the Business Combination and SAITECH Limited became a wholly owned subsidiary of the SAI.TECH Global Corporation, subsequently renamed as SAIHEAT Limited. See the section entitled “Explanatory Note” in this Form 20-F for additional information regarding SAIHEAT Limited and the Business Combination Agreement. A copy of our Business Combination Agreement, and the amendments thereto, is attached as exhibits 4.1 – 4.4 to this Annual Report.

SAIHEAT Limited is subject to certain of the informational filing requirements of the Exchange Act . Because SAIHEAT Limited is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of SAIHEAT Limited are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of common shares. In addition, SAIHEAT Limited is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that SAIHEAT Limited files with or furnishes electronically to the SEC.

Our principal place of business is located at c/o #266A South Bridge Road, #02-01 Singapore (058815).Our telephone number at this address is (+65) 9656 5641. Our registered office in the Cayman Islands is located at the offices of 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. We maintain our website at https://saiheat.com/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Annual Report.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

SAIHEAT is a computing and energy operator dedicated to accelerating the realization of Sustainable Augmented Intelligence. Its computing division offers BTC joint computing power and AI cloud computing services, while its energy division provides liquid-cooled computing centers and small modular nuclear products.

We are dedicated to providing computing and clean services based on cloud-computing, liquid cooling, SMR and chip waste heat utilization technology. The Company sustainable distributed clean-tech in heating industries for bitcoin mining, we provide a full suite of specialized services on crypto asset mining for our customers, including the purchase of mining machines, hosting service, and mining pool service. We creatively offer liquid cooling and nuclear SMR technology to optimize the energy efficiency of our customers to the greatest extent possible.

Our business primarily consists of sales of products, hosting service, mining pool service and mining revenue, which accounted for approximately 45%, 1%, 1% and 53% of our total revenue, respectively, for the fiscal year ended December 31, 2024. Since our founding in 2019, we have been committed to developing comprehensive energy-saving bitcoin mining solutions that can optimize the major costs of the operation and promote clean energy transition for our clients. The uniqueness of our solutions is that we use proprietary liquid cooling and waste heat recovery technology for bitcoin mining activities, which utilizes waste heat generated from bitcoin mining operation at up to 97% thermal efficiency to provide recycled energy in form of hot water to potential heating demand customers. Our mission is to become the sustainable distributed crypto asset mining operator and heating supplier globally, while simultaneously promote the clean energy transition of the bitcoin mining, power and heating industries.

As of the date of this Annual Report, our mining revenue involved one datacenter, which consisted of 734 bitcoin mining machines, in Marietta, Ohio, the United States (“SAI NODE Marietta”), with a hash rate of approximately 110.85 PH/s, and a group of 420 bitcoin mining machines hosted at our datacenter partner in La Pechuga, Mexico (the “Mexico Operation”), with a hash rate of approximately 43.68 PH/s. We possessed a total of 154.53 PH/s of managing hash rate as of the date of this Annual Report.

Below is a summary listing our current mining revenue:

Project Name	Location	Fleet Size	Operating Hash Rate	Power
SAI NODE Marietta	Marietta, OH, U.S.	734	110.85 PH/s	2.81 MW
Mexico Operation	La Pachuga, Mexico	420	43.68 PH/s	1.29 MW
Total		1,154	154.53 PH/s	4.1 MW

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

Our target customers include both large-scale miners and institutional investors. Target institutional investors include entities that are diversifying their portfolios by adopting crypto asset-mining assets, which can be a more economic approach to acquire crypto assets as compared to buying such assets on secondary markets. Starting from 2022, we began to develop our mining revenue. Strategically, we focus on deploying our self-developed infrastructure products in our mining operation globally, which are series of containerized datacenters that applies our proprietary liquid cooling and waste heat recovery technologies, reutilize excessive heat generated by bitcoin mining machines and provide steady hot water for agricultural, commercial, residential and industrial large-scale heating applications scenarios. Our products and solutions can reduce aggregate carbon emissions compared to traditional stand-alone heating and bitcoin mining, while also reducing the mining operation costs by potentially selling the recovered heat.

Our Operations and Services

Sale of Products

We sell high-performance crypto asset mining machines, primarily bitcoin mining machines, to our customers. Sale of equipment that we have purchased allows us to capture price opportunities on the crypto asset mining machine market. For the fiscal year ended December 31, 2022, 2023, and 2024, we generated $8.63 million, $4.80 million, and $2.50 million in revenue, respectively, from sale of equipment.

Hosting Service

We provide bitcoin mining machine hosting service based on cloud-computing, including hosting, logistics, and maintenance service to our customers, through collaboration with third-party datacenter partners. For the fiscal year ended December 31, 2022, 2023 and 2024, we generated $1.30 million, $0.37 million and $0.05 million in revenue, respectively, from hosting service.

Mining Pool Service

We provide mining pool service to our customers using Sai.plus, our mining pool. We collect mining rewards from the mining pool and allocate mining rewards to each pool participants, mainly our hosting clients. For the fiscal year ended December 31, 2022, 2023 and 2024, we generated $0.68 million, $0.31 million and $0.07 million in revenue, respectively, from mining pool service.

Mining Revenue

We engage in cryptocurrency mining operation, primarily Bitcoins, for our own account. Bitcoin mining operation is one of the two common ways for people to obtain bitcoins, besides purchasing bitcoins from someone else on primary or secondary market. Self-mining allows us to obtain bitcoins at a cost lower than purchasing bitcoin from someone else, and to retain the appreciation potential of Bitcoin to support our ongoing expansion and operation. For the fiscal year ended December 31, 2022, 2023, and 2024, we generated $0.03 million, $1.30 million, and $2.92 million in revenue, respectively, from our mining revenue. We build our own mining facilities, or contract third-party datacenter partners, to deploy our fleet of bitcoin mining machines.

Our Products

Overview

Since our inception in 2019, we have been developing advanced liquid cooling technologies for crypto assets, specifically, bitcoin mining machines. We develop and integrate waste heat recovery technology into liquid cooling systems that applies to bitcoin mining machines, effectively turning traditional mining machines into “electric boilers” with up to 97% thermal efficiency. Our first generation of product is SAIHUB CAB, which was developed in 2019, and was equipped in operation from 2019 to 2022. SAIHUB CAB is an indoor cabinet that turns traditional air-cooled bitcoin mining machines into liquid-cooled bitcoin mining machines, enabling both waste heat recovery capability and overclocking capability. The second generation of product, ULTIWIT System, was developed in 2024. ULTIWIT System is a series of outdoor infrastructure products, in the form of containerized datacenters. With features such as liquid-cooling capability, waste heat recovery capability and overclocking capability, ULTIWIT System can fit both bitcoin mining machines and GPU servers to meet the increasing demand of bitcoin mining and artificial intelligence (“AI”) usage.

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

Typical boiler (thermal) efficiencies are approximately 90% according to EN 12952-15 and old boilers’ efficiency are typically lower than 90%. The first generation SAIHUB CAB has an average thermal efficiency of around 89-90%, providing 60-70°C hot water steadily through the liquid cooling systems integrated with waste heat recovery capability. Thermal efficiency of the second generation ULTIWIT System can reach up to 97%, while providing up to 55°C hot water supply through its liquid cooling and waste heat recovery interface. New generation natural gas boilers are usually equipped with condensing technology, which improves its overall thermal efficiency to over 90%. Please see the table below for a comparison of efficiency levels across various sources of fuel.

We have launched several pilot projects in China from 2019 to 2021, with the deployment of SAIHUB CAB, and have deployed ULTIWIT System in our mining revenue from 2022. In these pilot projects, SAIHUB CAB, together with installed bitcoin mining machines, were deployed as electric boilers to provide heat to the heating site, which included greenhouses, shopping mall, etc., while mining bitcoins simultaneously. Heating users have saved energy cost through paying less (free in our pilot programs) for 24*7 hot water generated from SAIHUB CAB, compared to their traditional cost on purchasing electricity, or purchasing coal and natural gas to produce hot water. In August 2023, our self-developed SAI US R&D Center, SAI NODE Marietta was successfully powered up, and ULTIWIT System was deployed on-site as part of our mining revenue and waste heat recovery application. Through our pilot projects and on-field operation using our products, we have proven an increased economic return for both users who demand heat, and mining operator through heat recovery.

Though we have not collected heating service fee in our current operations, we expect to be able to charge heating service fee through providing 24*7 steady hot water when commercial projects are commenced, and thus to effectively subsidize electricity cost on mining revenue. As we continue our global expansion, we believe our unique products, bitcoin mining solutions and innovative heating solutions, represent compelling differentiations of our business model.

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

The HEATBOX product line adopts a 20-foot standard container shape and is equipped with plate heat exchangers, water pumps, water purification equipment, electrical and control systems. The core components of HEATBOX are plate heat exchangers or heat pumps. Pumpbox, being our 1st generation product of the HEATBOX product line, is equipped with plate heat exchangers and can provide stable hot water at 55°C. Our second generation HEATBOX product with higher temperature supply is currently under development, and will significantly increase the water temperature for waste heat re-utilization, which can expand the product application to more industrial and agricultural heating scenarios and provide broader commercial value.

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

On July 16, 2021, we entered into a bitcoin mining hosting service agreement with Mint Asset Management Pte. Ltd (later on replaced by E2M Technology Limited as designated by the same customer to execute the same agreement) (“E2M”), a large-scale mining asset management group in Asia, for providing hosting services of their bitcoin mining equipment (the “Servers”) to generate computer power at the two facilities in Kazakhstan designated by us (the “Hosting Service Agreement”). Under the Hosting Service Agreement, E2M agrees to provide to us a number of servers under its management with a specified energy utilization capacity of 105MW (15 MW in Phase I and 90 MW in Phase II) in Kazakhstan, in accordance with specification and power availability dates set out in the availability schedule. We are obligated to host these servers in specialized containers and provide the electrical power, transmission and connection equipment necessary for the mining, hosting, operating and management of the servers there, in each case in accordance with the terms and conditions of the Hosting Service Agreement. The Hosting Service Agreement provides for the initial term of three (3) years from July 28, 2021 to July 28, 2024.

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

In August 2021, we acquired Nanjing SuannengWuxian Technology Co. Ltd. (“Nanjing SuannengWuxian”), a private mining pool business and an entity under common control by one of our principal shareholders. This acquisition enabled us to meet increased demand by investors for crypto asset allocation, while also providing increased security and diversified services to our hosting customers as we expand our global operation. We are currently building this business, including the domain name sai.plus, into a leading bitcoin mining cloud management and comprehensive services platform. Concurrently with such acquisition, we succeeded Nanjing SuannengWuxian’s licensing agreement with a third-party vendor with respect to SaaS used in connection with such services, and we and Nanjing SuannengWuxian have transitioned hosting services to such customers to our operation.

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

On April 20, 2023, we launched our second generation product line, ULTIAAS, later named as ULTIWIT System. The product line initially contained three models, TANKBOX, RACKBOX and HYDROBOX, which were all equipped with liquid cooling and waste heat recovery capabilities.

On August 7, 2023, we completed the development of SAI US R&D Center, SAI NODE Marietta, and deployed one TANKBOX and one RACKBOX to serve as the infrastructure of our mining revenue. 144 Bitmain S19j Pro+ bitcoin mining machines and 90 Whatsminer M53 bitcoin mining machines were powered up with an increased hash rate of 38.52 PH/s.

On December 1, 2023, we deployed one additional HYDROBOX at SAI NODE Marietta to serve as the infrastructure of our mining revenue. 190 Bitmain S19j pro Hydro bitcoin mining machines were purchased, installed in the HYDROBOX, and powered up with an increased hash rate of 34.96 PH/s.

On February 1, 2024, we deployed two additional TANKBOX at SAI NODE Marietta to serve as the infrastructure of our mining revenue. 288 Bitmain S19K pro bitcoin mining machines were purchased, installed in the two TANKBOXes. The two TANKBOXes were powered up on February 1 and February 15, 2024, respectively, with a total increased hash rate of 32.91 PH/s.

In July 2024, we signed two MoUs, aimed at enhancing cooperation within the SMR industry.

In September 2024, we signed two MoUs that further solidify our position in the Middle Eastern nuclear and SMR markets. One MoU with Jiangsu Shentong Nuclear Equipment focuses on exporting control systems for nuclear power, and another with Shanghai Kaiquan Pump emphasizes joint production of nuclear and SMR equipment.

In October 2024, we signed two additional MoUs targeting further cooperation in the nuclear and SMR sectors. The MoU with Kinze Nuclear Innovation focuses on nuclear technology consulting and digitalization services, while the one with Jiangsu Jintonglingguang Nuclear Energy Technology aims to enhance the production of nuclear equipment.

In October 2024, we signed an MoU with Jiangsu Xuanrui Vibration Damping Equipment Co., focusing on product development and marketing in the large-scale nuclear power sector. This collaboration is set to enhance joint manufacturing and market expansion initiatives.

On November 14, 2024, we hosted 2024 BIT HEAT DAY, at the Company’s U.S. R&D Center in Marietta, Ohio. The event was co-hosted with the Organization of Clean Energy and Climate (OCEC), a non-profit organization, with full support from local governmental office and community and focused on promoting next-generation edge data center infrastructure and the environmental, social, and governance (ESG) benefits of computing heat recycling through liquid-cooling technologies. SAIHEAT also showcased its new A-series product line, designed to address the growing demands of the AI industry.

On November 18-21 2024, we participated in the Supercomputing 2024 (SC24) Conference in Atlanta, where SAIHEAT showcased its Advanced Computing Center Ecosystem (ACCE), a proven suite of liquid-cooling system that enable carbon-negative data center operations by repurposing waste computing heat.

In December 2024, we sold 40MW of cutting-edge liquid-cooling container products to one of the subsidiaries of Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer”), a company listed on the Nasdaq. The liquid-cooling containers are designed to host Bitdeer’s high-performance SEALMINER mining rigs and will be deployed at its new data center. We have delivered these containers to Bitdeer at the beginning of April 2025 and expected to complete the deployment within three months. The smooth implementation of the contracts will further enhance the Company’s infrastructure layout capabilities in overseas markets. Meanwhile, it will significantly increase our revenue scale in 2025.

Considering our review of global bitcoin mining industry and changing regulatory framework in different countries, we are currently focusing on expansion opportunities primarily in North American and Central Asia countries.

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

Cryptocurrency Market

The market for crypto assets has grown exponentially. In 2017, there were an estimated 2.7 million users of crypto assets, whereas based on estimates provided by blockchain service provider TripleA, estimated global crypto users will reach 420 million in the year of 2023. Bitcoin’s daily exchange volume has grown from $92 million in January 2017 to more than $90 billion in February 2024. The initial exchange rate recorded on October 5, 2009 was one bitcoin equaled $0.000764. Bitcoin remains the leading crypto asset in terms of market capitalization, which, based on data sourced from ycharts.com, exceeded $2 trillion as of December 2024. By December 2024, the price of one bitcoin increased to over $90,000 according to coinmarketcap.com, highlighting the extremely volatile nature of bitcoin. Currently, mining and purchasing from the secondary market are the major ways of acquiring crypto.

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

According to data sourced from glassnode.com, the Bitcoin Network hash rate has increased from 1.03 EH/s at the beginning of 2016 to 888.36 EH/s by the beginning of 2025, with a CAGR of 111.93%. Subsequently, the Bitcoin Network hash rate peaked over 1000 EH/s in February of 2025.

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

Bitcoin Distribution

Bitcoin is finite in its supply of a total number of 21 million, with 19.80 million currently in circulation. Thus, it is a scarce asset that can potentially serve to hedge various forms of inflation. Compared with high storage and transport costs of gold, bitcoin requires no transport costs and has a transparent and diminishing supply schedule.

By the end of 2025, bitcoin is expected to surpass gold’s stock-to-flow ratio, forming a significant monetary store of value.

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

As a result of our participation with these carbon neutrality-focused organizations, we do not carry any legal significance, nor does our participation constitute a binding commitment. We believe that the four NPOs in which we have participated (UNFCCC Climate Neutral Now (CNNow), UNFCCC Race to Zero (SME Climate Club), Task Force on Climate-Related Financial Disclosures (TCFD) and the Climate Pledge) provide us with the guidance and insights to make a climate commitment and provides us access to tools and resources helpful to take concrete steps towards climate action across multiple pathways. These tools and resources provide support for measuring and reporting our emissions, developing climate strategy, reducing our own emissions and the emissions in our value chain and contributing to climate action by us.

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

Promote the Sale of Our ULTIWIT System Solutions, develop More Retail and Institutional Clients

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

Global Expansion

Recognizing the global nature of the cryptocurrency mining and clean energy sectors, we are actively pursuing opportunities for international expansion. This includes exploring new markets for our mining revenue, ULTIWIT System deployments, and waste heat recovery solutions. By establishing a presence in strategic locations with favorable regulatory environments and energy resources, we aim to tap into new customer bases, leverage local partnerships, and contribute to the global transition towards clean energy and sustainable mining practices.

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

As a specialized high-performance computer, bitcoin mining machines mostly utilize ASIC processors, which are chips manufactured specifically for mining bitcoin by solving blocks on blockchains using the 256-bit secure hashing algorithm. Unlike most computing centers with Central Processing Unit (“CPU”), bitcoin mining machines are designed to operate uninterruptedly to solve the SHA256 cryptographic hash algorithm to validate transactions on bitcoin networks. This is the only mission of the bitcoin mining ASIC chips. Thus, a mining machine is installed with many ASIC processors on its PCB making the specific computing precise and efficient, with fast speeds at low energy usage. For example, on a Whatsminer M21S mining machine, it installs three (3) units PCB and each PCB is inserted with sixty (66) bitcoin-mining ASIC chips. This is the core cost of the mining hardware. This chip density means mining machines generate waste heat more extensively, thus making the heat waste easier for collection and recovery. Chips have to operate healthily and steadily to guarantee computing efficiency in a relatively low temperate and clean environment, and major bitcoin mining machine manufacturers develop and design different cooling systems to provide such environment. Though most mining machines manufacturers are still adapting traditional air-cooling systems, some have been developing liquid cooling systems.

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

AI Liquid- Cool Infrastructure

To seize the dual opportunities of the explosive growth of AI computing power and the transformation of green data centers, we intend to focus on strengthening the business layout of AI liquid- cooling infrastructure in 2025. We will launch core products such as “liquid - cooled container data centers” and “integrated liquid- cooled cabinets”, and build a full - stack liquid- cooling solution. Building on the 20-foot cold-plate liquid- cooled container data center product with a power capacity of 1 MW and the 100 - KW integrated liquid - cooled cabinet launched by our Company in 2024, the innovations in “high - density heat dissipation design” and “waste heat utilization” enable the achievement of an annual average PUE (Power Usage Effectiveness) ≤ 1.15. This significantly reduces energy consumption costs and meets the training requirements of trillion-parameter large models. Relying on the growing global demand for AI data centers, our Company will accelerate technological iterations, deepen cooperation with leading Internet companies and operators, expand the global market simultaneously, and enhance our overall competitiveness. In addition, in line with the heat dissipation requirements of next- generation high- power AI chips such as NVIDIA GB200, our liquid- cooled products have passed batch verification of key components such as CDU (Cooling Distribution Unit) and pipelines, laying the foundation for a significant increase in performance in 2025. Through the above-mentioned layout, our Company’s liquid- cooling business is expected to become an important growth pole in the field of AI infrastructure, simultaneously promoting a dual breakthrough in green computing power and global market penetration.

Small Modular Reactor

An SMR research and development company dedicated to developing the Gen. III+ small modular pressurized water reactor with inherent safety features, paving a way for Gen. IV reactor key technologies. In the short term, HEATNUC, an advanced SMR system dedicated to power AI computing centers, is focused on promoting the Gen. III+ SMR combined with high maturity and inherent safety performance to achieve carbon neutrality by transforming traditional fossil energy into SMR-based nuclear energy. Designed as a stable, high-capacity energy source, it addresses the unique power needs of AI-driven infrastructure, providing a solution that traditional renewable and fossil-fuel-based energy sources cannot match.

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

As of December 31, 2024, we owned eight patents in connection with our existing and planned blockchain and cryptocurrency related operations. We expect to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we may in the future develop certain proprietary software applications for purposes of our cryptocurrency mining operation.

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

Recent Developments

On-site Project Development Update in the U.S.

We expanded our SAI NODE Marietta facility, initiated a scale-up that began in Jan 2024. This expansion included the strategic addition of 478 Bitmain bitcoin mining machines, increasing our hash rate capacity by approximately 68 PH/s. With this deployment, we now have around 150 PH/s operational hash rate for our mining revenue achieving a self-mining efficiency of approximately 27.3 J/TH.

We have participated in the 1CP (AEP’s Critical Peak) program, a strategic initiative designed to reduce electricity costs for energy-intensive industries. This initiative aligns with SAIHEAT’s mission to enhance operational efficiency and sustainability in the digital asset sector.

We signed an MoU with Idaho Competitive Aquatics, LLC in August 2024 to develop a model case of our ACCE, which is to utilize recycled computing heat as a replacement of nature gas heaters at the aquatic center. Upon the completion of the project, the new ACCE system is expected to eliminate CO2 emission from original nature gas heating by up to 96,000 pounds per month and lowering facility heating costs by over 40% immediately.

We announced our latest All-in-One ACCE products, RACKCAB and HYDROCAB, which integrate server hosting system, CDU system and computing heat capture/recycling system into one standard cabinet. Our All-in-One ACCE product is developed as a low-cost and easy-to-install system for computing heat recycling. Both products are currently deployed and under installation at our customer.

We started accepting payments in Bitcoin for its range of products and services, including (1) the Company’s HEATWIT liquid cooling ACCE for Bitcoin mining operations and AI computing, and (2) the Company’s HEATNUC SMR products and services.

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

D. Property, Plant and Equipment

We are a remote-only company. Accordingly, we have not designated any specific office as our headquarters. Our main business activities are conducted in the United States. Our offices, research and development and manufacturing facilities are located in Singapore and mainland China, where we occupy approximately 508 square meters. The lease for our research and development and manufacturing facilities expired in October 2024, and was renewed for another year. We have also leased the plot of land on which we have developed SAI NODE Marietta, the lease for this land began in April 2023, and will expire in March 2033. Our monthly total rent payments globally are approximately $27,000.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion of our financial condition and results of operations in conjunction with the section entitled “Business” and our consolidated financial statements and the related notes included elsewhere in this Annual Report.. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this registration statement. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

Our target customers include both large-scale miners and institutional investors. Target institutional investors include entities that are diversifying their portfolios by adopting crypto asset-mining assets, which can be a more economic approach to acquire crypto assets as compared to buying such assets on secondary markets. Starting from 2022, we began to develop our mining revenue. Strategically, we focus on deploying our self-developed infrastructure products in our mining operation globally, which are series of containerized datacenters that apply our proprietary liquid cooling and waste heat recovery technologies, reutilize excessive heat generated by bitcoin mining machines and provide steady hot water for agricultural, commercial, residential and industrial large-scale heating applications scenarios. Our products and solutions can reduce aggregate carbon emissions compared to traditional stand-alone heating and bitcoin mining, while also reducing the mining operation costs by potentially selling the recovered heat.

In August 2023, our self-developed SAI US R&D Center, SAI NODE Marietta was successfully powered up, and ULTIWIT System was deployed on-site as part of our mining revenue and waste heat recovery application. Through our pilot projects and on-field operation using our products, we have proven an increased economic return for both users who demand heat, and mining operator through heat recovery.

Though we have not collected heating service fee in our current operations, we expect to be able to charge heating service fee through providing 24*7 steady hot water when commercial projects are commenced, and thus to effectively subsidize electricity cost on mining revenue. As we continue our global expansion, we believe our unique products, bitcoin mining solutions and innovative heating solutions, represent compelling differentiations of our business model.

In 2024, we adopted a holding strategy, retaining all bitcoin mined in our operations. We pledged the mined bitcoin as collateral to secure the necessary operational funds. As of December 31, 2024, we had pledged 48 bitcoins to obtain a loan of $2.1 million.

Our net revenues were $5.54 million, $6.78 million, and $10.64 million for years ended December 31, 2024, 2023 and 2022, respectively.

Our net loss was $5.89 million, $6.12 million, and $ 8.85 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Major Factors Affecting Our Results of Operations

Our revenue comprises a combination of sales of high-performance crypto asset mining machines and outdoor computing infrastructure container, hosting service fee, block rewards and income from our mining pool. We expect our future revenue will include bitcoin transaction fee, earned for verifying transactions in support of the blockchain, resales of waste heat from our products and operations to be deployed and any technology-related types of charge based on our intellectual property.

Factors Affecting Our Sales of Equipment and Hosting Service Fee

Availability of Secure and Sustainable Power Supply

Following the ban on crypto asset mining by the Chinese government in May 2021, the bitcoin mining industry has come to realize that the availability of secure and sustainable power supply has been the paramount factor in conducting bitcoin mining operations. We continuously explore clean and cost-effective power supplies and build up readily accessible infrastructure to operate the mining machines for our hosting clients and for self-owned mining machines. Currently, we are actively investigating the potential of utilizing SMR technology to power mining operations.

Ability to Acquire Customers Effectively

Our ability to increase the hosting clients and sales of crypto asset mining machines largely depends on our ability to attract potential clients through sales and marketing efforts. Presently, we owned and operate Bitcoin Mining Operations in North American located in Marietta, state of Ohio in the United States. We also constructed vertical agricultural Greenhouse and fish farming pond pools which were heated by the hot water generated from Bitcoin Mining. Our products and solutions can reduce aggregate carbon emissions compared to traditional stand-alone heating and bitcoin mining while also reducing the mining operation costs by potentially selling the waste heat. It will attract a large number of institutional investors.

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

The regulatory environment is subject to potential substantial changes in the future, making it presently impossible to ascertain their application and effectiveness on our business. While we anticipate increased scrutiny from regulators in 2025 and beyond regarding bitcoin mining, the impact of these regulations on our operations remains uncertain. As the legal and regulatory environment continues to evolve, we may be subjected to new laws and regulations enforced by agencies such as the SEC, potentially affecting our mining activities. Furthermore, state and local regulations play a crucial role in determining suitable locations for our mining operations. Although Ohio currently offers favorable regulatory environments for bitcoin miners compared to other states, expanding into new areas may expose us to additional state and local regulatory requirements.

As of the date of this Annual Report, our mining revenue consist of one data-center, which consist of 734 bitcoin mining machines, in Marietta, Ohio, the United States (“SAI NODE Marietta”) with a hash rate of approximately 110.85 PH/s, and a group of 420 bitcoin mining machines hosted at our datacenter partner in La Pechuga, Mexico (“Mexico Operation”) with a hash rate of approximately 43.68 PH/s. We possessed a total of 154.53 PH/s of managing hash rate as of the date of this Annual Report. Considering our review of global bitcoin mining industry and changing regulatory framework in different countries, we are currently focusing on expansion opportunities primarily in North American and Central Asia countries.

Factors Affecting Block Rewards and Bitcoin Transaction Fees

Block rewards are fixed, and the bitcoin network is designed to periodically reduce them through halving. After the halving event of April 2024, the current rewards are fixed at 3.125 bitcoin per block plus transaction fees, and it is estimated that it will halve again to 1.5625 bitcoin in 2028.

Market Price of Bitcoin

Our business is heavily dependent on the spot price of bitcoin. The prices of cryptocurrencies, specifically bitcoin, have experienced substantial volatility, which may reflect “bubble” type volatility, meaning that high or low prices may have little or no merit, may be subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Bitcoin (as well as other cryptocurrencies) may have value based on various factors, including their acceptance as a means of exchange by consumers and producers, scarcity, and market demand. As of December 31, 2024, we held 66.89 bitcoins, which does not represent a significant increase compared to 65.98 bitcoins as of December 31, 2023. Since 2023, the Company adopted ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets (ASU 2023-08), which requires entities to measure crypto assets at fair value (the “fair value model”) with changes recognized in income each reporting period. During the year ended December 31, 2024, the Company recognized a gain on crypto assets of $2.3 million under the new fair value model.

The substantial volatility in the bitcoin price also had significant impacts on our profitability and capital expansion plan, since the price fall renders the costs of electricity fees, which is the major mining cost component and remains relatively fixed, as a percentage of bitcoin price exceedingly high to the extent that bitcoin mining becomes a loss-making activity.

Halving

Further affecting the industry, and particularly for the bitcoin blockchain, the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving”. For bitcoin, our most significant cryptocurrency asset to which the majority of our mining power is devoted, the reward was initially set at 50 bitcoin currency rewards per block. The bitcoin blockchain has undergone halving four times since its inception as follows: (1) on November 28, 2012, at block 210,000; (2) on July 9, 2016 at block 420,000; (3) on May 11, 2020 at block 630,000; (4) on April 19, 2024 at block 840,000, when the reward was reduced to its current level of 3.125 bitcoin per block. The next halving for the bitcoin blockchain is anticipated to occur in April 2028 at block 1,050,000. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million and the theoretical supply of new bitcoin is exhausted, which is expected to occur around 2140. Many factors influence the price of bitcoin and other cryptocurrencies, and potential increases or decreases in prices in advance of or following a future halving is unknown.

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

The following is a reconciliation of our non-GAAP net (loss) income for the years ended December 31, 2024, 2023 and 2022 respectively, which excludes the impact of (i) share-based compensation expense, (ii) loss from disposal of property and equipment, (iii) depreciation of fixed assets and amortization of intangible assets (dollars in thousands):

	For the year ended December 31,
	2022	2023	2024
Reconciliation of non-GAAP net (loss) income:
Net (loss) income	$(8,845)	$(6,120)	$(5,886)
Share-based Compensation Expense	1,060	2,641	3,458
Loss from disposal of property and equipment	718	402	2
Depreciation and amortization expenses	1,662	1,347	1,655
Non-GAAP net (loss) income	$(5,405)	$(1,730)	$(771)

Results of Operations

For the year ended December 31, 2023 and 2024

The following table shows key components of our results of operations for the years ended December 31, 2023, and 2024, in dollars and as a percentage of fluctuations (dollars in thousands).

	For the year ended December 31,		Change
	2023	2024	Amount	%
Revenues
Sales of products	$4,802	$2,503	$(2,299)	(48)
Hosting service	366	52	(314)	(86)
Mining pool	308	69	(239)	(78)
Mining revenue	1,300	2,919	1,619	125
Total revenues	6,776	5,543	(1,233)	(18)
Cost of revenues
Sales of products	4,290	2,276	(2,014)	(47)
Hosting service	329	38	(291)	(88)
Mining pool	308	68	(240)	(78)
Mining revenue	1,392	4,171	2,779	200
Total cost of revenues	6,319	6,553	234	4
Gross (loss)/profit	457	(1,010)	(1,467)	(321)

Selling and marketing expenses	1,134	284	(850)	(75)
General and administrative expenses	5,703	5,973	270	5
Research and development expenses	853	642	(211)	(25)
Impairment of long-lived assets	138	—	(138)	(100)
Total operating expenses	7,828	6,899	(929)	(12)

Profit (Loss) from operations	(7,371)	(7,909)	(538)	7
Other income(expense), net	1,251	2,023	772	62
Profit(loss) before income tax expense	(6,120)	(5,886)	234	(4)
Income tax expenses	—	—	—	0
Net Profit (Loss)	(6,120)	(5,886)	234	(4)
Foreign currency translation gain	(56)	(25)	31	(55)
Total comprehensive loss	$(6,176)	$(5,911)	$266	(4)

Revenues

Sales of products. Sales of equipment represents the sales of high-performance crypto asset mining machines and outdoor computing infrastructure container to end customers. The revenue of sales of equipment was $4.8 million and $2.5 million for the years ended December 31, 2023, and 2024, respectively, decreased by $2.3 million, or 48%. The decrease in sales of equipment revenue was mainly due to fewer customer orders during fiscal year 2024.

Hosting service. Hosting service represented the provision of hosting service and daily maintenance of servers to customers. The hosting service revenue decreased by $0.3 million, or 86%, from $0.4 million for the year ended December 31, 2023 to $0.05 million for the year ended December 31, 2024. Our hosting facilities are mainly based in Mexico in 2024. The reason for the decrease in hosting service revenue in 2024 is that our hosting clients requested power-off of their machines since their high power-consumption miners do not deliver profit when block reward halving occurred in April 2024.

Mining pool. Mining pool service income represents revenues from the Company’s self-owned Sai.plus mining pool which was started in 2021, representing mining rewards from Sai.plus mining pool. The Company allocates mining rewards to each pool participant, mainly our hosting clients, net of the pool operator fees based on the sharing mechanism predetermined and records as cost of mining pool revenue. Mining pool service revenue decreased by $0.2 million, or 78%, from $0.3 million for the year ended December 31, 2023 to $0.07 million for the year ended December 31, 2024. In 2024, some hosting customers using our pool chose to shut down miners due to block reward halving events, resulting in the decrease in our mining pool revenue.

Mining revenue. Mining revenue represents mining rewards generated from the Company’s self-owned mining machines. The mining revenue increased by $1.6 million, or 125%, from $1.3 million for the year ended December 31, 2023, to $2.9 million for the year ended December 31, 2024, reflecting the increased in the average price of bitcoin mined. The average price of bitcoin mined was 130% higher than the average price of bitcoin mined in the prior year and average daily bitcoin production was 0.13 bitcoin in the current year period compared with 0.12 in the prior year.

Cost of revenues

Cost of revenues primarily included the cost for the purchase of high-performance crypto asset mining machines and outdoor computing infrastructure container, energy and the direct costs incurred for the provision of hosting service and mining rewards allocated to each provider of pool participant in exchange for their computing power contributed to the mining pool.

The cost of revenues increased by $0.23 million or 4%, from $6.32 million for the year ended December 31, 2023, to $6.55 million for the year ended December 31, 2024. The increase in cost of revenues was attributed to the growth in self-mining business.

Gross (loss)/profit and gross margin

Our gross losses for the year ended December 31, 2024, was $1.01 million compared to gross profits of $0.46 million for year ended December 31, 2023. Gross losses as a percentage of revenue (“gross margin”) was 18%   for the year ended December 31,2024, compared to gross profits as a percentage of revenue was 7% for the year ended December 31, 2023. The gross losses were mainly attributable to the higher costs of mining revenue.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salary and benefits expense, advertising expenses, share-based award expenses and travelling expenses to participate in marketing activities. Selling and marketing expenses decreased by 0.85 million or 75%, from $1.13 million for the year ended December 31, 2023, to $0.28 million for the year ended December 31, 2024. The decrease was mainly attributable to a decrease of $0.3 million share-based payment expenses, a decrease of $0.23 million depreciation and amortization expenses and a decrease of $0.17 million travelling expenses.

General and administrative expenses

Our general and administrative expenses mainly represented salaries and bonus, office related expenses, idle assets depreciation cost and professional service fees. General and administrative expenses increased by $0.27 million, or 5%, from $5.7 million for the year ended December 31, 2023, to $5.97 million for the year ended December 31, 2024. The increase was mainly attributable to share-based payment expense, which is $3.15 million and $1.93 million, respectively, for the year ended December 31, 2024 and 2023 and partly offset by a decrease of $0.27 million depreciation and amortization expenses and a decrease of $0.48 million salary and benefits expenses as we tightened our expense controls.

Research and development expenses

Our research and development expenses mainly represented the cost related to our new product research and development. Research and development expenses decreased by $0.21 million, or 25%, from $0.85 million for the year ended December 31, 2023, to $0.64 million for the year ended December 31, 2024. Salary and benefits expenses decreased by $0.03 million, from $0.23 million for the year ended December 31, 2023 to $0.2 million for the year ended December 31, 2024, and share-based compensation expenses as well that decreased by $0.1 million, from $0.4 million for the year ended December 31, 2023 to $0.3 million for the year ended December 31, 2024.

Impairment of long-lived assets

The impairment of long-lived assets decreased by $0.14 million in 2024, or 100%, from $0.14 million for the year ended December 31, 2023 to $0 million for the year ended December 31, 2024.

There was no impairment of long-lived assets in 2024, attributable to the increase in BTC price.

Other income/(expense), net

Other income increased by $0.8 million, or 62%, from $1.25 million for the year ended December 31, 2023, to $2.02 million for the year ended December 31, 2024. The increase is mainly attributable to an increase of $1.25 million change in fair value of crypto assets.

Net (loss)/income

As a result of the foregoing, we had net loss of $5.89 million for the year ended December 31, 2024, and net loss of $6.12 million for the year ended December 31, 2023.

For the year ended December 31, 2022, and 2023

The following table shows key components of our results of operations for the years ended December 31, 2022, and 2023, in dollars and as a percentage of fluctuations (dollars in thousands).

	For the year ended December 31,		Change
	2022	2023	Amount	%
Revenues
Sales of products	$8,626	$4,802	$(3,824)	(44)
Hosting service	1,303	366	(937)	(72)
Mining pool	676	308	(368)	(54)
Mining revenue	33	1,300	1,267	3839
Total revenues	10,638	6,776	(3,862)	(36)
Cost of revenues
Sales of products	7,748	4,290	(3,458)	(45)
Hosting service	1,054	329	(725)	(69)
Mining pool	676	308	(368)	(54)
Mining revenue	20	1,392	1,372	6860
Total cost of revenues	9,498	6,319	(3,179)	(33)
Gross (loss)/profit	1,140	457	(683)	(60)

Selling and marketing expenses	1,098	1,134	36	3
General and administrative expenses	6,080	5,703	(377)	(6)
Research and development expenses	476	853	377	79
Impairment of long-lived assets	951	138	(813)	(85)
Total operating expenses	8,605	7,828	(777)	(9)

Profit (Loss) from operations	(7,465)	(7,371)	94	(1)
Other income(expense), net	(1,380)	1,251	2,631	(191)
Profit(loss) before income tax expense	(8,845)	(6,120)	2,725	(31)
Income tax expenses	—	—	—	0
Net Profit (Loss)	(8,845)	(6,120)	2,725	(31)
Foreign currency translation gain	(544)	(56)	488	(90)
Total comprehensive loss	$(9,389)	$(6,176)	$3,213	(34)

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

	As of December 31, 2023	As of December 31, 2024
Balance sheet items, except for equity accounts	7.0827	7.1884

	For the Year Ended December 31,
	2022	2023	2024
Items in the consolidated statements of operations and comprehensive (loss)/income, and cash flows	6.7190	7.0422	7.1205

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

Crypto Assets

Crypto assets purchased are recorded at cost and Crypto assets (mainly bitcoin) awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy. Crypto assets (bitcoin) are included in current and other assets in the accompanying Consolidated Balance Sheets due to the Company’s ability to sell bitcoin in a highly liquid marketplace and the selling of bitcoin to fund operating expenses to support operations. Crypto assets held are accounted for as intangible assets with indefinite useful lives. Crypto assets are measured on a first-in-first-out (“FIFO”) in order to more accurately reflect the disposition of Company’s crypto assets. ASC 350-60 provides guidance on classifying proceeds from bitcoin and concludes that bitcoin converted nearly immediately into cash would qualify as cash flows from operating activities. All other sales would qualify as investing activities. The Company evaluates its sales of bitcoin and will record crypto assets sold nearly immediately as operating cash flows and the remainder will be recorded as investing activities. During the year ended December 31, 2024, all proceeds from bitcoin sales were classified as investing activities.

Under ASU 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Operations and Comprehensive Income (Loss) each reporting period. The Company’s crypto assets are within the scope of ASU 2023-08, crypto assets are revalued at fair value at the end of each reporting period, with changes in fair value recognized in net income. As a result, fluctuations in the price of Bitcoin may significantly impact our results of operations.

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

According to the U.S. tax laws, the statute of limitations for settlement of uncertain tax positions is generally three years from the date the tax return was filed. During this period, the Internal Revenue Service (IRS) can assess additional taxes or adjustments based on the position that was not specifically reviewed. If the IRS identifies a computational error in the tax return or a similar position that was not reviewed, the statute of limitations may extend to five years. For more complex issues related to transfer pricing, the statute of limitations can extend to ten years. Additionally, if there is a case of similar positions previously settled through the expiration of the statute of limitations, the IRS may re-examine these positions. Furthermore, if the underpayment of taxes is due to willful neglect, there is no statutory limitation on the IRS’s ability to audit and assess taxes.

The recognition of uncertain tax positions is based on a “more-likely-than-not” threshold as outlined in ASU 2016-16, in which previously unrecognized tax benefits should be recognized when a position is effectively settled through the expiration of the statute of limitations. If the statute of limitations is not expected to expire, the related tax position should be classified as a current liability if cash payments are expected within one year or the operating cycle, whichever is longer.

For the year ended December 31, 2024, 2023 and 2022, we did not have any material interest or penalties associated with tax positions. We did not have any significant unrecognized uncertain tax positions as of December 31, 2023 and 2024. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Recently Issued or Adopted Accounting Standards

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement may affect the Company’s financial reporting, the Company undertakes an analysis to determine any required changes to its Consolidated Financial Statements.

In November 2024, the Financial Accounting Standards Board(“FASB”) issued Update ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires public business entities to provide additional disclosures in the notes to financial statements, disaggregating specific expense categories within relevant income statement captions. The prescribed categories include purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization related to oil-and-gas producing activities. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

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

In December 2023, the FASB issued ASU 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes accounting guidance for crypto assets meeting certain criteria. Bitcoin meets these criteria. The amendments require crypto assets meeting the criteria to be recognized at fair value with changes recognized in net income each reporting period. Upon adoption, a cumulative-effect adjustment is made to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption. ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company elected to early adopt ASU 2023-08 for the year ended December 31, 2023. As a result of the adoption, the Company recorded a cumulative effect adjustment to its Accumulated deficit balance of approximately $0.08 million as of January 1, 2023, as a result of recognizing its Bitcoin held as of January 1, 2023, at fair value.

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

Internal Control over Financial Reporting

Prior to the Business Combination, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, We and our independent registered public accounting firms identified two material weakness in our internal control over financial reporting as of December 31, 2024 and 2023. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

As a company with less than $5.54 million in revenue for our last fiscal year, we qualify as an “Emerging Growth Company” pursuant to the JOBS Act. An Emerging Growth Company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the Emerging Growth Company’s internal control over financial reporting.

B. Liquidity and Capital Resources

For the year ended December 31, 2024, we had a net loss of $5.9 million and net cash outflow in operating activities of $5.6 million. As of December 31, 2024, our consolidated current assets exceeded our consolidated current liabilities by $7.2 million, we had cash and cash equivalents of $1.0 million, crypto assets and stablecoins assets of $6.9 million, and accumulated deficit of $37.2 million. We believe our current cash and crypto assets on hand is sufficient to meet our operating and capital requirement for at least the next twelve months from the date these financial statements are issued.

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

Cash Generating Ability

Our cash flows were summarized below (in thousands):

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024
Net cash used in operating activities	$(4,933)	$(3,125)	$(5,554)
Net cash used in investing activities	(6,424)	(4,897)	1,347
Net cash provided by financing activities	18,533	9	2,115
Effect of exchange rate changes on cash and cash equivalents	(438)	(26)	(5)
Net increase in cash and cash equivalents	$6,738	$(8,039)	$(2,097)
Cash and cash equivalents at the beginning of the period	$4,477	$11,215	$3,176
Cash and cash equivalents at the end of the period	$11,215	$3,176	$1,079

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was $5.6 million, as compared to $3.1 million used in operating activities for the year ended December, 2023. For the year ended December 2024, the cash outflow mainly reflected net loss of $5.9 million with an add-back of share-based payment of $3.5 million, depreciation and amortization expense of $1.7 million, ROU amortization of $0.2 million, partially offset by an increase in changes in fair value of crypto assets of $2.0 million, and net changes in our operating assets and liabilities, principally comprising of an increase in Long term assets of $3.0 million, an increase in inventories of $0.7 million, an increase in deposits and prepayments and other current assets of $0.8 million, and a decrease in account receivables of $0.9 million.

Net cash used in operating activities for the year ended December 31, 2023 was $3.1 million, as compared to $4.9 million used in operating activities for the year ended December, 2022. For the year ended December 2023, the cash outflow mainly reflected net loss of $6.1 million with an add-back of loss on disposal of property and equipment of $0.4 million, share-based payment of $2.6 million, depreciation and amortization expense of $1.3 million, impairment of long-lived asset of $0.1 million, partially offset by an increase in changes in fair value of crypto assets of $0.8 million, and net changes in our operating assets and liabilities, principally comprising of an increase in crypto assets of $1.3 million, and a decrease in accounts receivable of $0.7 million.

Our operating activities are denominated in U.S. dollar for our operations outside of China and in Renminbi (“RMB”) for our research and development activities in China. Our agreements regarding hosting operations in Kazakhstan and Mexico are denominated in U.S. dollars and settled with both the customer and power supplier in U.S. dollars, not in Kazakhstani tenge and in Mexico peso. Thus, our operations are currently not exposed to the fluctuations of the Kazakhstani tenge and the Mexico peso. Our agreements regarding mining revenue in United States are denominated in U.S. dollars.

Investing Activities

Cash inflow in investing activities for the year ended December 31, 2024 was $1.3 million, as compared to cash outflow $4.9 million for the year ended December 31, 2023. Cash inflow for the year ended December 31, 2024 mainly reflected the net purchase of cryptocurrencies of $1.9 million. Cash outflow mainly reflected the purchase of property and equipment of $0.7 million for mining equipment in Marietta Ohio.

Net cash used in investing activities for the year ended December 31, 2023 was $4.9 million, as compared to $6.4 million for the year ended December 31, 2022. Cash outflow for the year ended December 31, 2023 mainly reflected the purchase of property and equipment of $5 million for our new mining site in Marietta Ohio.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was $2.1 million, as compared to $0.009 million for the year ended December 31, 2023. In 2024, the cash inflow reflected short-term borrowings from the third party. In 2022 we completed the Business Combination and received $18.5 million.

Capital Expenditures

We made capital expenditures of $1.3 million, $5.0 million and $1.9 million for the year ended December 31, 2024, 2023 and 2022, respectively. Our capital expenditures have been used primarily to purchase of mining machines and mining site investment. We estimate that our capital expenditures will increase moderately in the following two or three years to support the expected growth of its business. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities and financing activities.

Bitcoin holdings as of December 31, 2024: On December 31, 2024, the Company held approximately 67 bitcoin with a carrying value of $6.3 million. On December 31, 2024, the fair value of a single bitcoin was approximately $93,765. As a result, the fair market value of the Company’s bitcoin holdings on December 31, 2024, was approximately $6.3 million. The Company expects that its future bitcoin holdings will generally increase but will fluctuate from time to time, both in number of bitcoins held and fair value in US dollars, depending upon operating and market conditions. The Company intends to add to its bitcoin holdings primarily through its production activities and will also continue to sell bitcoin as a means of generating cash to fund monthly operating costs and for general corporate purposes.

Contractual Obligations and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity. We are not aware of any material pending or threatened claims and litigation since January 1, 2022, and through December 31, 2024.

Below is a table setting forth all our contractual obligations as of December 31, 2024, which consists of operating lease obligations for our operation in United States and office lease and purchase contract:

	Payment Due by Period
	Total	Less than 1 year	More than 1 year
Contractual Obligations	$2,148,183	$1,841,300	$306,883
Operating lease obligations	$567,752	$81,997	$485,755
Total	$809,650	$275,235	$534,414

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

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, other receivables in deposits, prepayments and other current assets, net and amount due from related parties, stablecoin asset. As of December 31, 2023, and December 31, 2024, all of our cash and cash equivalents were held by major financial institutions located in Mainland China, United States and Singapore. We believe that these financial institutions are of high credit quality. For accounts receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable is significantly reduced. For amounts due from related parties and other receivables in deposits, prepayments and other current assets, we provide advances to the officers and third parties for daily operation. For stablecoin asset, we monitor the market closely, to ensure the credit risk of stablecoin can be detected when occurred, and adequate impairment is made when necessary. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Customer Concentration Risk

For the year ended December 31, 2024, two customers accounted for 20% and 16% of our total revenues. For the year ended December 31, 2023, three customers accounted for 33%, 23% and 17% of our total revenues. For the year ended December 31, 2022, four customers accounted for 28%, 28%, 20% and 12% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024, one customer accounted for 100% of the total balance of our accounts receivable. As of December 31, 2023, three customers accounted for 63%, 25% and 11% of the total balance of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of December 31, 2024 and 2023.

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

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing monetary asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we have not entered into, but in the future, we may enter into, derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the effect hedging activities would have on our results of operations. Foreign currency exchange net losses of $0.03 million, $0.06 million, and $0.54 million were recognized in 2024, 2023, and 2022, respectively.

Inflation risk

Inflation has not materially affected our results of operations in the past. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2024, 2023, and 2022 were increases of 0.5%, 0.2%, and 2%, respectively. According to US Inflation Calculator, the annual inflation rate of the United States for 2024, 2023 and 2022 were 3%, 3.4%, and 6.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if jurisdictions where we conduct our business experiences higher rates of inflation in the future.

C. Research and Development, Patents and Licenses

Please refer to “Item 4. Information of the Company—B. Business Overview—Research and Development” for details.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Major Factors Affecting Our Results of Operations” for details.

E. Critical Accounting Estimates

Please refer to “Item 5. Operating and Financial Review and Prospects—B. Operating Results—Critical Accounting Policies” for details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report. The business address of each of our directors and executive officers is c/o #266A South Bridge Road, #02-01 Singapore (058815).

Directors and Executive Officers	Age	Position/Title
Arthur Lee	31	Chief Executive Officer/Executive Director
Hao Ge	34	Non-executive Director
Heung Ming Henry Wong(2)(4)(5)(6)	56	Independent Director
Haotian Li(1)(4)(5)(6)	32	Independent Director
Tianshi Yang(3)(4)(5)(6)	35	Independent Director

(1)	Chairman of Compensation Committee

(2)	Chairman of the Audit Committee

(3)	Chairman of Nominating & Corporate Governance Committee

(4)	Member of the Audit Committee

(5)	Member of the Compensation Committee

(6)	Member of the Nominating & Corporate Governance Committee

Executive Officers

Arthur Lee (also referred to as Risheng Li) is our Founder and serves as our Chief Executive Officer and a member of the board of directors of SAIHEAT Limited. With an in-depth understanding of energy and computing, he published his first book Computing: The Future of Computing and Energy in 2021; and his second book Energism is published in 2022. Arthur made the list of Forbes China 30 under 30 in 2021 and is one of the founding members of Forbes Global Alliance (FGA) — a subsidiary of Forbes Media Group, and a membership-based platform for entrepreneurs and company executives. Arthur received EMBA from Shanghai Jiao Tong University.

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

Heung Ming Henry Wong serves as our independent director and the chairman of audit committee. Mr. Wong’s career spans executive and directorial roles in Nasdaq-listed companies, focusing on financial leadership, corporate governance, and strategic oversight across industries. He currently serves as Chief Financial Officer and Director at Aimei Health Technology Co., Ltd. (Nasdaq: AFJK) since April 2023, while concurrently acting as an Independent Non-Executive Director for E-Home Household Service Holding Ltd (Nasdaq: EJH) since March 2023. He has held key governance roles in Nasdaq-listed companies, including Independent Non-Executive Director at Ostin Technology Group Co., Ltd (Nasdaq: OST) since April 2022 and at Meihua International Medical Technologies Co., Ltd. (Nasdaq: MHUA) from February to June 2022. Previously, he was the Chief Financial Officer of Meten EdtechX Education Group Ltd. (Nasdaq: METX) from June 2020 to March 2021 and has served as a Director of TD Holdings, Inc. (Nasdaq: GLG) since April 2021. Mr. Wong holds a Bachelor’s degree in Accountancy from the City University of Hong Kong (1993) and a Master’s degree in Electronic Commerce from the Open University of Hong Kong (2003), complemented by professional affiliations as a fellow member of the ACCA and HKICPA, and a member of the Hong Kong Institute of Certified Internal Auditors.

Haotian Li serves as our independent director and the chairman of compensation committee. Currently, he is the CAIO and co-founder of Deconvolute AI, Inc. (2024–present), a software/AI company delivering integrated computational chemistry and AI-driven drug discovery solutions for the biotech and pharma industries. Prior to that, he co-founded and served as CTO of Redesign Science Inc. (2019–2024), a biotech firm providing molecular modeling for early-stage drug discovery in collaboration with pharmaceutical partners. Mr. Haotian Li holds a Master of Philosophy in Computational Chemistry from New York University (2015–2019), he earned a BS in Physics from Zhejiang University (2011–2015) along with a visiting scholar stint at Brown University (2013).

Tianshi Yang serves as our independent director and the chairman of Nominating & Corporate Governance Committee. Mr. Tianshi Yang has more than 12 years of experience in finance as well as management experience in four Nasdaq listed companies. He has been serving as the CSO of Suncar Technology Group (Nasdaq: SDA) since September, 2023, a company engaged as China’s largest car insurance platform. From June 2021 to September 2023, Mr. Yang has served as the CFO of TD Holdings, Inc. (NASDAQ: GLG), a company engaged in commodity trading business and supply chain service business in China. From March 2020 to May 2021, Mr. Yang served as the head of investor relation in Aesthetic Medical International Holdings Group Limited (NASDAQ: AIH), a company that provides aesthetic medical service. From January 2019 to February 2020, Mr. Yang served as the financial director of Meten International Education Group Ltd. (NASDAQ: METX), an English language training service provider.

Family Relationships

There are no familial relationships among our directors and executive officers.

B. Compensation

For the year ended December 31, 2024, we and our subsidiaries paid aggregate cash compensation of US$0.34 million to our directors and executive officers as a group. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

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

Share Reserves

Subject to adjustment as described in the 2021 plan, the maximum number of Class A Ordinary Shares that may be delivered in satisfaction of awards under the 2021 Incentive Plan (the “Share Reserve”) is an initial 1,812,663 Class A Ordinary Shares, and subject to such adjustments in the plan, the then-applicable Share Reserve number will automatically increase (but not decrease) on January 1st of each year commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) three percent (3%) of the total number of Ordinary Shares of SAI outstanding on December 31st of the preceding year and (ii) such fewer number of Class A Ordinary Shares that the Board or any Committee may determine prior to January 1st of a given year; provided, if the effective date of the SAI Incentive Plan is after January 1, 2022, then the initial automatic increase shall occur on January 1, 2023 and the increases shall end on (and including) January 1, 2032. Shares underlying unvested awards that are forfeited or repurchased by SAI will revert to and again become available for issuance under the plan. Any shares reacquired by SAI in satisfaction of tax withholding obligations on an award or as consideration for the exercise or purchase price of an award will again become available for issuance under the plan.

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

●	Share Options and Share Appreciation Rights (“SARs”). Share options will provide for the purchase of Class A Ordinary Shares in the future at an exercise price set on the grant date. U.S. tax-qualified “incentive stock options” (“ISOs”), by contrast to non-qualified share options, may provide tax deferral beyond exercise and favorable capital gains tax treatment to U.S. taxpayers holding the incentive share options if certain holding period and other requirements of the Code are satisfied. SARs will entitle their holder, upon exercise, to receive from SAIH an amount equal to the appreciation of the Class A Ordinary Shares subject to the award between the grant date and the exercise date.

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

●	Restricted Shares. Our Board may award Restricted shares. Restricted shares are an award of nontransferable Class A Ordinary Shares that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Unless otherwise determined by the Board, a participant will have voting and other rights as a shareholder of SAI with respect to any Class A Ordinary Shares subject to a restricted share award. Dividends paid on restricted shares may be subject to the same vesting and forfeiture restrictions as apply to the Class A Ordinary Shares subject to the restricted share award to which they relate. Any restricted shares subject to performance-based vesting conditions shall provide that any dividends paid on restricted shares will be subject to the same vesting and forfeiture restrictions as apply to the Class A Ordinary Shares subject to the restricted share award to which they relate.

●	Restricted Share Units (“RSUs”). Our Board may award RSUs. RSUs are contractual promises to deliver in the future Class A Ordinary Shares, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the award agreement. RSUs remain forfeitable unless and until specified conditions are met. Dividend equivalents may be credited in respect of the Class A Ordinary Shares underlying the RSU award, as determined by the Board (or a committee thereof) and contained in the RSU award agreement. At the sole discretion of the Board or committee, dividend equivalents may be converted into additional Class A Ordinary Shares covered by the RSU award in such manner as determined by the Board or committee. Any additional Class A Ordinary Shares credited to the RSU award by reason of any dividend equivalents will be subject to all of the same terms and conditions of the underlying RSU award. Dividend equivalents distributed under the Plan will not be counted against the shares available for issuance under the SAIH Incentive Plan.

●	Other Awards. Our Board may award other share, appreciation or cash-based awards under the SAI Incentive Plan, either alone or in addition to the awards described above. Such other awards may include awards that may vest or may be exercised or cash awards that may vest or become earned and paid contingent on the attainment during a performance period of performance goals or other criteria as the Board (or a committee thereof) may determine.

Vesting

Vesting conditions determined by the Board (or a committee thereof) may apply to each award and may include continued service, performance and/or other conditions. Except as otherwise provided in an award or other written agreement between a participant and SAIH or its affiliate, vesting of awards granted under the SAIH Incentive Plan will cease upon termination of a participant’s service.

Adjustments; Certain Transactions

The Board will have broad discretion to take action under the SAI Incentive Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of a change in capitalization or other corporate changes, including an extraordinary cash dividend, spin-off, split-off, sale of a subsidiary or business unit, public listing of a subsidiary or other similar transaction. In the event of a Transaction (as defined in the SAIH Incentive Plan), except as may otherwise be provided in the award agreement or any other written agreement between SAIH or any affiliate and the participant, or unless otherwise expressly provided by the Board at the time of grant of an award, the Board may (i) arrange for the surviving corporation or acquiring corporation to assume or continue the award or to substitute a similar award for the award; (ii) arrange for the assignment of any reacquisition or repurchase rights held by SAI in respect of Class A Ordinary Shares issued pursuant to the award to the surviving corporation or acquiring corporation; (iii) accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Transaction as the Board determines, with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Transaction; (iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by SAI with respect to the award; (v) cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and (vi) make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the Transaction, over (B) any exercise price payable by such holder in connection with such exercise.

The Board need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants. The Board may take different actions with respect to the vested and unvested portions of an award.

In addition, upon a Change in Control (as defined in the SAI Incentive Plan), an award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in an award agreement or any other written agreement between SAIH or an affiliate and the participant, but in the absence of such provision, no such acceleration will occur without Board action.

Claw-Back Policy

SAI may (i) cause the cancellation of any award, (ii) require reimbursement of any award by a participant, and (iii) effect any other right of recoupment of equity or other compensation provided under the SAI Incentive Plan or otherwise in accordance with policies in effect on the date of grant of the applicable award and/or applicable law. In addition, a participant may be required to repay to SAIH certain previously paid compensation, whether provided under the SAIH Incentive Plan or an award agreement or otherwise, in accordance with SAIH claw-back policies.

Plan Termination

The Board may suspend or terminate the SAI Incentive Plan at any time. Unless terminated sooner by the Board, the Plan will automatically terminate on the day before the tenth anniversary of its effective date; provided, no ISOs will be granted on or after the earlier of (i) the tenth anniversary of the date the SAI Incentive Plan is adopted by the Board, or (ii) the tenth anniversary of the date the SAI Incentive Plan is approved by shareholders. No awards may be granted under the SAIH Incentive Plan while the plan is suspended or after it is terminated.

Grants of RSUs to Directors and Executive Officers

The following table sets forth the summary of all outstanding equity awards granted by us to, and held by each of our directors and executive officers as of the date of this Annual Report.

RSUs Granted under 2023 SAI Incentive Plan

Directors and Executive Officers	Position	Class A Ordinary Shares underlying outstanding RSUs	Date of grant
Ian Chow	Consultant	*	October 24,2024
Jinlong Zhu	Director	*	October 24,2024
Yusen Chen	Director	*	October 24,2024
Hao Ge	Director	*	October 24,2024

(1)	Less than 1% of our outstanding shares.

Non-Executive Director Compensation

Our board of directors expects to adopt a non-employee director compensation policy in the near future. Members of our board of directors who are not employees will be eligible for awards pursuant to such policy.

Employment Agreements

We have entered into written employment agreements with our executive officers and certain directors describing their terms of employment. None of our directors has an employment agreement with us that provides for benefits upon termination of service as a director.

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

C. Board Practices

Board of Directors

Our board of directors is composed of five (5) members. The board of directors is divided into three classes of directors. At each annual general meeting of the Company’s shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. The terms of our Class I directors, Class II directors, and Class III directors will expire as follows: (1) 2026, (2) 2024, and (3) 2025.

●	the Class I directors includes Risheng Li;

●	the Class II directors includes Heung Ming Henry Wong mand Haotian Li.

●	the Class III directors includes Tianshi Yang and Hao Ge.

Director Independence

Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Tianshi Yang, Heung Ming Henry Wong, Haotian Li qualify as independent as defined under the listing rules of Nasdaq. In addition, we are subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee and compensation committee, as discussed below.

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

Audit Committee

Our audit committee consists of Tianshi Yang, Heung Ming Henry Wong and Haotian Li. Heung Ming Wong is the chairman of our audit committee. All of the members of the Audit Committee currently satisfy the independence requirements and other established criteria of Nasdaq.

The Audit Committee is appointed by the Board of Directors of SAIHEAT Limited to assist the Board in its oversight of the accounting and financial reporting processes of the Company and the Company’s compliance with legal and regulatory requirements. To assist the Board in fulfilling its responsibilities, the Committee shall oversee:

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

Compensation Committee

Tianshi Yang, Heung Ming Henry Wong and Haotian Li serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we have three members of the compensation committee, all of whom must be independent. Tianshi Yang, Heung Ming Henry Wong and Haotian Li are deemed to be independent by our board of directors. Haotian Li serves as chair of the compensation committee.

Our compensation committee is appointed by the Board of Directors of SAIHEAT Limited to assist the Board in overseeing the Company’s employee compensation policies and practices, The following responsibilities are set forth as a guide for fulfilling the Committee’s purposes in such manner as the Committee determines is appropriate:

(a)	Establish and review the objectives of the Company’s management compensation programs and its basic compensation policies;

(b)	Review and approve corporate goals and objectives relevant to the compensation of the CEO and other executive officers, including annual and long-term performance goals and objectives;

(c)	Review and approve, subject to such further action of the Board as the Board shall determine, any employment, compensation, benefit or severance agreement with any executive officer;

(d)	Evaluate the performance of the CEO and other executive officers against corporate goals and objectives including the annual performance objectives;

(e)	Determine and approve the compensation level for other members of senior management of the Company as the Committee or the Board may from time to time determine to be appropriate;

(f)	Review at least annually the compensation of other employees as the Committee determines to be appropriate;

(g)	Review on a periodic basis the Company’s management compensation program, and recommend to the Board any appropriate modifications or new plans, programs or policies;

(h)	Review, approve and recommend to the Board the adoption of any equity-based compensation plan for employees of or consultants to the Company and any modification of any such plan;

(i)	Administer the Company’s equity-based compensation plans for employees of and consultants to the Company as provided by the terms of such plans, including authorizing all awards made pursuant to such plans;

(j)	Review, approve and recommend to the Board the adoption of any non-equity-based incentive compensation plan for employees of or consultants to the Company and any material modification of any such plan and review at least annually the awards made pursuant to such plans;

(k)	Review, approve and recommend to the Board the adoption of any employee retirement plan, and other material employee benefit plan, and any material modification of any such plan;

(l)	Review (a) the Company’s compensation policies and practices for executives, management employees and employees generally to assess whether such policies and practices could lead to excessive risk taking behavior and (b) the manner in which any risks arising out of the Company’s compensation policies and practices are monitored and mitigated and adjustments necessary to address changes in the Company’s risk profile;

(m)	With respect to any compensation consultant who has been engaged to make determinations or recommendations on the amount or form of executive or director compensation: (a) annually, or from time to time as the Committee deems appropriate, assess whether the work of any such compensation consultant (whether retained by the compensation committee or management) has raised any conflicts of interest; and (b) review the engagement and the nature of any additional services provided by such compensation consultant to the Committee or to management, as well as all remuneration provided to such consultant;

(n)	Annually, or from time to time as the Committee deems appropriate and prior to retention of any advisers to the Committee, assess the independence of compensation consultants, legal and other advisers to the Committee, taking into consideration all relevant factors the Committee deems appropriate to such adviser’s independence, including factors specified in the listing standards of Nasdaq;

(o)	Review the form and amount of director compensation at least annually, and make recommendations thereon to the Board;

(p)	Oversee and monitor other compensation related policies and practices of the Company, including: (i) compliance by management with rules regarding equity-based compensation plans for employees and consultants pursuant to the terms of such plans, and the guidelines for issuance of awards as the Board or Committee may establish; and (ii) the Company’s recoupment policy and procedures;

(q)	Oversee stockholder communications relating to executive compensation and review and make recommendations with respect to stockholder proposals related to compensation matters; and

(r)	Undertake such other responsibilities or tasks as the Board may delegate or assign to the Committee from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Tianshi Yang, Heung Ming Wong, Haotian Li, Tianshi Yang is the chairman of our nominating and corporate governance committee.

 The purpose of the Nominating and Corporate Governance Committee is to identify individuals qualified to become members of the Board of Directors of SAIHEAT Limited consistent with criteria approved by the Board, to recommend that the Board select the director nominees for the next annual meeting of shareholders, to review and recommend proposed changes to the Company’s Corporate Governance Guidelines, as applicable, and to oversee the evaluation of the Board. The nominating and corporate governance committee will be responsible for, among other things:

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

D. Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 28, 37 and 34 employees as of December 31, 2022, 2023 and 2024, respectively. The table below sets forth the number of our employees categorized by function as of December 31, 2024.

Function	Number of employees
General management and Administration	19
Sales, Marketing and Operating	4
Technology and Product Development	11
Total	34

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders ” of this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

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

The percentages of shares beneficially owned is computed, respectively, on the bases of 1,110,907 Class A Ordinary Shares and  642,043 Class B Ordinary Shares currently outstanding and does not include 2,244,493 Class A Ordinary Shares issuable upon the exercise of the IPO Warrants.

	Class A Ordinary Shares	% of Class	Class B Ordinary Shares	% of Class	Voting Power**
Executive Officers and Directors (1):
Risheng Li(2)	—	—	642,043	100%	85.9%
Hao Ge	—	—	—	—	—
Heung Ming Henry Wong	—	—	—	—	—
Haotian Li	—	—	—	—	—
Tianshi Yang	—	—	—	—	—
All directors and executive officers as a group (6 individuals)	—	—	642,043	100%	86.6%
Five Percent or More Holders:
Energy Science Artist Holding Limited (2)	—	—	642,043	100%	86.6%
Tao Huang (3)	87,369	5.15%	—	—	1.2%

*	Less than 1%.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all our Class A Ordinary Shares and Class B Ordinary Shares as a single class. Each Class A Ordinary Share is entitled to one vote per share and each Class B Ordinary Share is entitled to ten votes per share on all matters submitted. Our Class B Ordinary Shares are convertible at any time at the option of the holder thereof into Class A Ordinary Shares on a one-for-one basis. Our Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(1)	The business address of the directors and executive officers of SAIH is c/o #266A South Bridge Road, #02-01 Singapore (058815).

(2)	Represents shares beneficially owned indirectly by Risheng Li, and owned directly by Energy Science Artist Holding Limited.

(3)	The address of Tao Huang is c/o No.1 Lanqing Road, Haidian District, Beijing, China, 100097.

To our knowledge and based on our review of our shareholders list as of April 21, 2025, 902,036 of our outstanding Class A Ordinary Shares were held by seven record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

Currently, members of TradeUP’s management team who remained with TradeUP (currently SAIH) may be paid consulting, management or other fees from us with any and all amounts being fully disclosed to shareholders, to the extent then known.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

The Class A Ordinary Shares and IPO Warrants are listed on the Nasdaq Capital Market under the symbols “SAIH” and “SAIHTW”, respectively. A description of the Class A Ordinary Shares and IPO Warrants is included in Exhibit 2.2 to this Annual Report. For additional information, please see “— C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares and IPO Warrants are listed on the Nasdaq Capital Market under the symbols “SAIH” and “SAIHTW”, respectively.

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

F. Dividends and Paying Agents

Not applicable.

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

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://ir.saiheat.com/. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

I. Subsidiary Information

See the section titled “Information on the Company — D. Organizational Structure” in this Report.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, other receivables in deposits, prepayments and other current assets, net and amount due from related parties, stablecoin asset. As of December 31, 2023, and December 31, 2024, all of our cash and cash equivalents were held by major financial institutions located in Mainland China, United States and Singapore. We believe that these financial institutions are of high credit quality. For accounts receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable is significantly reduced. For amounts due from related parties and other receivables in deposits, prepayments and other current assets, we provide advances to the officers and third parties for daily operation. For stablecoin asset, we monitor the market closely, to ensure the credit risk of stablecoin can be detected when occurred, and adequate impairment is made when necessary. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Customer Concentration Risk

For the year ended December 31, 2024, two customers accounted for 20% and 16% of our total revenues. For the year ended December 31, 2023, three customers accounted for 33%, 23% and 17% of our total revenues. For the year ended December 31, 2022, four customers accounted for 28%, 28%, 20% and 12% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024, one customer accounted for 100% of the total balance of our accounts receivable. As of December 31, 2023, three customers accounted for 63%, 25% and 11% of the total balance of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of December 31, 2024 and 2023.

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

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing monetary asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we have not entered into, but in the future, we may enter into, derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the effect hedging activities would have on our results of operations. Foreign currency exchange net losses of $0.03 million, $0.06 million, and $0.54 million were recognized in 2024, 2023, and 2022, respectively.

Inflation risk

Inflation has not materially affected our results of operations in the past. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2024, 2023, and 2022 were increases of 0.5%, 0.2%, and 2%,, respectively. According to US Inflation Calculator, the annual inflation rate of the United States for 2024, 2023 and 2022 were 3%, 3.4%, and 6.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if jurisdictions where we conduct our business experiences higher rates of inflation in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

The Company has 2,244,493 Warrants (the “Warrant”) to purchase Class A Ordinary Shares at an exercise price of $172.5 per share issued and outstanding. If all of our IPO Warrants were exercised in full for cash, we would receive an aggregate of approximately $387,173,662.50. The warrants will expire five years after the Closing, or earlier upon redemption or liquidation.

C. Other Securities

Not applicable.

D. American Depositary Shares

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, as amended, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the internal control over financial reporting was effective as of December 31, 2024 based on the criteria established in this Internal Control-Integrated Framework (2013).

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting

Save as disclosed elsewhere in this Annual Report, there were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of the Material Weaknesses in Internal Control

As of the date of this Annual Report, we have taken certain remedial measures to remedy the material weaknesses in our internal control over financial reporting and governance previously identified by us and our independent registered public accounting firms in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2024.

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

ITEM 16. [Reserved]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Tianshi Yang, Heung Ming Henry Wong and Haotian Li, and is chaired by Heung Ming Wong. Our board of directors has determined that each member of the audit committee is “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Heung Ming Wong meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Business Conduct and Ethics is available on our website (https://ir.saiheat.com/governance/documents-charters). We intend to disclose any amendment to the code, or any waivers of its requirements, in our Annual Report on Form 20-F.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of fees paid or to be paid to Audit Alliance LLP, for services rendered.

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Audit Alliance LLP in connection with regulatory filings. The aggregate fees billed by Audit Alliance LLP for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 6-K for the respective periods and other required filings with the SEC for the period from May 30, 2024 through December 31, 2024 totaled $281,000. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings. The audit fees were $273,000 and $198,550 for the year ended December 31, 2024 and 2023, respectively.

Audit-Related Fees. Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” We did not pay Audit Alliance LLP for professional services rendered for audit related fees for the period from May 30, 2024 through December 31, 2024. The audit-related fees were $44,880 and $16,550 for the year ended December 31, 2024 and 2023, respectively.

Tax Fees. We did not pay Audit Alliance LLP for tax planning and tax advice for the period from May 30, 2022 through December 31, 2024.

All Other Fees. We did not pay Audit Alliance LLP for other services for the period from May 30, 2022 through December 31, 2024.

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Audit Alliance LLP, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G. CORPORATE GOVERNANCE

SAIH is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, we are not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. While we do not currently intend to follow home country practice in lieu of the above requirements, we could decide in the future to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution. As a result, our shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

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

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

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

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our chief technology officer, is responsible for:

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

There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

Our chief operating officer leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our chief operating officer has 22 years of relevant experience in risk management, cybersecurity and information technology.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit no	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 1.1 to Form 6-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 6, 2022).
2.1	Warrant Agreement, dated April 28, 2021, between TradeUP Global Corporation and VStock Transfer, LLC, as warrant agent (incorporated herein by reference to Exhibit 4.1 to Form 8-K/A (File No. 001-40368) as filed with the Securities and Exchange Commission on May 6, 2021).
2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 to Form 20-F (001-40368) as filed with the Securities and Exchange Commission on April 19, 2024).
4.1	Business Combination Agreement, dated as of September 27, 2021, by and among TradeUP Global Corporation, TGC Merger Sub and SAITECH Limited (incorporated herein by reference to Exhibit 2.1 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.2	Amendment to Business Combination Agreement, dated as of October 20, 2021, by and among TradeUP Global Corporation, TGC Merger Sub and SAITECH Limited (incorporated herein by reference to Exhibit 2.2 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.3	Second Amendment to Business Combination Agreement, dated as of January 26, 2022, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited (incorporated herein by reference to Exhibit 2.3 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.4	Third Amendment to Business Combination Agreement, dated as of March 22, 2022, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited (incorporated herein by reference to Exhibit 2.4 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.5	Letter Agreement, dated April 28, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC and certain security holders named therein (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).
4.6	Letter Agreement Amendment, dated September 27, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC, David X. Li, Tao Jiang and Michael Davidov (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).
4.7	Letter Agreement Amendment No. 2, dated as of January 26, 2022, by and among TradeUP Global Sponsor, LLC, TradeUP Global Corporation and certain of TradeUP Global Sponsor, LLC’s equityholders (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on January 27, 2022).
4.8	Private Placement Share Purchase Agreement, dated April 28, 2021, between TradeUP Global Corporation and TradeUP Global Sponsor LLC (incorporated by reference to Exhibit 10.4 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).
4.9	Registration Rights Agreement, dated April 28, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC and certain security holders named therein (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).

Exhibit no	Description
4.10	Employment Agreement, dated September 27, 2021, between TradeUP Global Corporation and Risheng Li (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).
4.11	Employment Agreement, dated September 27, 2021, between TradeUP Global Corporation and Jian Zou (incorporated herein by reference to Exhibit 10.4 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).
4.12	Form of SAI 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.9 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.13	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.8 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on December 3, 2021).
4.14	Equity Distribution Agreement, by and between SAI.TECH Global Corporation and Maxim Group LLC, dated September 5, 2023 (incorporated herein by reference to Exhibit 1.1 to Form 6-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 11, 2023).
4.15	Form of 2023 Equity Incentive Plan of SAI.TECH Global Corporation (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 14, 2023)
8.1	List of subsidiaries of the Company (incorporated herein by reference to Exhibit 8.1 to Form 20-F (001-40368) as filed with the Securities and Exchange Commission on April 19, 2024).
11.1*	Code of Business Conduct and Ethics
11.2*	Insider Trading Policies
12.1*	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Rules 13a-14(b) and 15d-14(d) under the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Rules 13a-14(b) and 15d-14(d) under the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1*	Consent of Audit Alliance LLP.
97.1*	SAIH LIMITED Clawback Policy.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

^	Indicates management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAIHEAT LIMITED

	By:	/s/ Risheng Li
Date: April 28, 2025	Name:	Risheng Li
	Title:	Chief Executive Officer

SAIHEAT LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SAIHEAT Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SAIHEAT Limited (formerly known as SAI.TECH Global Corporation, collectively, the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity/(deficit), and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

April 28, 2025

PCAOB ID Number 3487

We have served as the Company’s auditor since 2021.

SAIHEAT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of December 31, 2023	As of December 31, 2024
	(US$)	(US$)
Assets
Current assets:
Cash and cash equivalents	3,176	1,038
Restricted cash	—	41
Accounts receivable	900	237
Inventories	44	772
Crypto assets	6,709	6,905
Stablecoin assets	81	20
Deposits, prepayments and other current assets, net	1,341	1,882
Total current assets	12,251	10,895

Property and equipment, net	4,994	3,974
Operating lease right-of-use assets, net	830	585
Intangible assets, net	—	—
Long term Assets	—	3,080
Total assets	18,075	18,534

Liabilities and equity
Current liabilities:
Accounts payable	45	438
Operating lease liabilities-current	241	82
Accrued and other liabilities	358	122
Advance from customers	—	870
Short-term borrowings	—	2,115
Other payable and accrued liabilities	42	55
Total current liabilities	686	3,682
Operating lease liabilities-non-current	569	486
Total non-current liabilities	569	486
Total Liabilities	1,255	4,168

Commitments and contingencies - Note 12

Shareholders’ equity:
* Class A Common Shares, $0.0015 par value; 22,024,624 shares authorized, 1,110,907 and 1,013,163 shares issued and outstanding on December 31, 2024 and December 31, 2023.	1	1
* Class B Ordinary shares ($0.0015 par value; 642,043 shares authorized and outstanding on December 31, 2024 and December 31, 2023)	1	1
Additional paid-in capital	48,680	52,137
Accumulated deficit	(31,345)	(37,231)
Accumulated other comprehensive loss	(517)	(542)
Total shareholders’ equity	16,820	14,366
Total Liabilities and shareholders’ equity	18,075	18,534

*	The shares and per share data are presented on a retroactive basis to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

SAIHEAT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for number of shares and per share data)

	For the year ended December 31,
	2022	2023	2024
	(US$)	(US$)	(US$)
Revenues	10,638	6,776	5,543
Cost of revenues	9,498	6,319	6,553
Gross Profit	1,140	457	(1,010)

Sales and marketing expenses	1,098	1,134	284
General and administrative expenses	6,080	5,703	5,973
Research and development expenses	476	853	642
Impairment of long-lived assets	951	138	—
Total operating expenses	8,605	7,828	6,899

Loss from operations	(7,465)	(7,371)	(7,909)
Other income/(expense), net	(1,380)	1,251	2,023
Loss before income tax	(8,845)	(6,120)	(5,886)
Income tax benefit(expenses)	—)	—	—
Net loss	(8,845)	(6,120)	(5,886)

Other comprehensive loss
Foreign currency translation loss	(544)	(56)	(25)
Total comprehensive loss	(9,389)	(6,176)	(5,911)

Loss per ordinary share*
Basic and diluted	(6.7189)	(3.7916)	(3.4582)

Weighted average number of ordinary shares outstanding*:
Basic & diluted	1,316,440	1,614,089	1,702,018

*	The shares and per share data are presented on a retroactive basis to reflect the reverse stock split.

The accompanying notes are an integral part of the consolidated financial statements.

SAIHEAT LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

(In thousands, except for number of shares and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Series Seed Preferred shares		Additional	(Accumulated deficit)/	Accumulated other	Total shareholders’
	Number of shares*	Amount	Number of shares*	Amount	Number of shares*	Amount	paid-in capital	Retained earnings	comprehensive loss	equity/ (deficit)
		(US$)		(US$)		(US$)	(US$)	(US$)	(US$)	(US$)

Balance, January 1, 2023	936,025	1	642,043	1	—	—	46,030	(25,257)	(461)	20,314
Net loss	—	—	—	—	—	—	—	(6,120)	—	(6,120)
Share-based compensation expense	77,138	—	—	—	—	—	2,641	—	—	2,641
Reverse recapitalization	—	—	—	—	—	—	9	—	—	9
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(56)	(56)
Beginning balance adjustment due to revaluation of Bitcoin holdings	—	—	—	—	—	—	—	80	—	80
Disposal of a subsidiary	—	—	—	—	—	—	—	(48)	—	(48)
Balance, December 31, 2023	1,013,163	1	642,043	1	—	—	48,680	(31,345)	(517)	16,820

Balance, January 1, 2024	1,013,163	1	642,043	1	—	—	48,680	(31,345)	(517)	16,820
Net loss	—	—	—	—	—	—	—	(5,886)	—	(5,886)
Share-based compensation expense	97,744	—	—	—	—	—	3,457	—	—	3,457
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(25)	(25)
Balance, December 31, 2024	1,110,907	1	642,043	1	—	—	52,137	(37,231)	(542)	14,366

*	The shares and per share data are presented on a retroactive basis to reflect the reverse stock split.

The accompanying notes are an integral part of the consolidated financial statements.

SAIHEAT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31,
	2022	2023	2024
	(US$)	(US$)	(US$)
Cash flows from operating activities
Net loss	(8,845)	(6,120)	(5,886)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	1,662	1,347	1,655
Impairment of long-lived assets	951	138	—
Loss on disposal of property and equipment	718	402	2
Share-based payment	1,060	2,641	3,458
Changes in fair value of crypto assets		(785)	(2,034)
Gain from disposal of subsidiaries	—	(48)	—
ROU amortization	159	221	244
Changes in operating assets and liabilities
Accounts receivables and Other receivables	(366)	686	858
Long term Assets	—	—	(3,080)
Crypto assets	(37)	(1,300)	(90)
Deposits and prepayments to suppliers	797	(277)	(756)
Accounts payable	(1,096)	(119)	396
Inventories	30	106	(735)
Change in lease liability	(185)	(219)	(241)
Advance from customers	(59)	—	879
Other payables and accrued liabilities, accrued payroll	278	202	(224)
Net cash used in operating activities	(4,933)	(3,125)	(5,554)

Cash flows from investing activities
Proceed from sale of property and equipment	60	115	73
Purchase of property and equipment	(1,872)	(5,049)	(713)
Changes in Stablecoin	(12)	(69)	61
Investment in Crypto assets	(4,600)	106	1,926
Net cash (used in) provided by investing activities	(6,424)	(4,897)	1,347

Cash flows from financing activities
Reverse recapitalization	18,533	9	—
Short-term borrowings	—	—	2,115
Net cash provided by financing activities	18,533	9	2,115
Effect of exchange rate changes	(438)	(26)	(5)
Net increase (decrease) in Cash and cash equivalents, Restricted cash	6,738	(8,039)	(2,097)
Cash and cash equivalents, Restricted cash at beginning of the year	4,477	11,215	3,176
Cash and cash equivalents, Restricted cash at end of the year	11,215	3,176	1,079

Supplemental disclosure of non-cash financing activities:
Obtaining a ROU asset in exchange for a lease liabilities	514	622	—

The accompanying notes are an integral part of these consolidated financial statements.

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

1. Organization

SAIHEAT LIMITED, formerly known as SAI.TECH Global Corporation, TradeUP Global Corporation (the “Company” or “SAI.TECH”), was incorporated in the Cayman Islands on February 2, 2021. The Company, through its subsidiaries, is primarily engaged in sales of crypto assets mining machines and sale of outdoor computing infrastructure container to end customers, specialized hosting service to crypto asset mining customers, digital mining and mining pool service and other service globally.

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

SAIHEAT LIMITED

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

b. Reorganization

Prior to the Business Combination, SAITECH undertook a series of steps as follows to restructure its business (the “Reorganization”):

The Company incorporated Superlative Accelerating Infinite Limited (“Superlative Accelerating”) under the laws of the British Virgin Islands and Superlative Accelerating incorporated Silicon Asset Investment Limited (“Silicon Asset”) under the laws of Hong Kong, as its wholly owned subsidiary, in April 2021. In April 2021, Silicon Asset incorporated a wholly owned subsidiary, Hangzhou Dareruohan Technology Co., Ltd. (“SAIH WOFE”) in Hangzhou, the PRC.

Effective on April 22, 2021, the Company acquired control over Beijing SAIH and its subsidiary, Xinjiang Silicon Substrate Heating Power Co., Ltd. (“Xinjiang Silicon”) by entering into a series of contractual agreements (the “VIE Agreements”). The VIE Agreements enable SAIH WOFE to (i) have power to direct the activities that most significantly affect the performance of Beijing SAIH, and (ii) receive the benefits of Beijing SAIH that could be significant to Beijing SAIH. SAIH WOFE is fully and exclusively responsible for the management of Beijing SAIH, absorbs all risk of losses of Beijing SAIH and has the exclusive right to exercise all voting rights of Beijing SAIH’s shareholders. Therefore, in accordance with ASC 810 “Consolidation”, SAIH WOFE is considered as the primary beneficiary of Beijing SAIH and its subsidiary and has consolidated Beijing SAIH’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements. Beijing SAIH is controlled by the same shareholder since incorporation and after the reorganization. Accordingly, Beijing SAIH became the VIE of the Company and the Company, through its wholly owned subsidiaries, Superlative Accelerating, Silicon Asset and SAIH WOFE, become the primary beneficiary of Beijing SAIH and its subsidiary (the “Reorganization”).

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

On March 17, 2025, the Company effected a reverse stock split at a ratio of 15-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split (see Note 18 ).

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

1. Organization (cont.)

c. Subsidiaries

As of December 31, 2024, the Company’s major subsidiaries were summarized as follows:

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

SAIHEAT LIMITED

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

c) Liquidity

For the year ended December 31, 2024, the Company had a net loss of $5,886 and net cash outflow in operating activities of $5,554. As of December 31, 2024, our consolidated current assets exceeded our consolidated current liabilities by $7,213, we had cash, restricted cash and cash equivalents of $1,079, crypto assets and stablecoins assets of $6,925, and accumulated deficit of $37,231. The Company believes its current cash and crypto assets on hand is sufficient to meet its operating and capital requirement for at least the next twelve months from the date these financial statements are issued.

d) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for credit loss, impairment losses for long-lived assets including intangible assets, valuation allowance for deferred tax assets, allowance for inventory obsolescence, estimated forfeiture rate in calculation of share-based payment, estimated interest rate on calculation of operating lease. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

SAIHEAT LIMITED

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

	As of December 31, 2023	As of December 31, 2024
Balance sheet items, except for equity accounts	7.0827	7.1884

	For the Year Ended December 31,
	2022	2023	2024
Items in the consolidated statements of operations and comprehensive loss, and cash flows	6.7190	7.0422	7.1205

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

g) Restricted cash

Restricted cash refers to the cash held by the Company for specific purposes (research and development) and cannot be immediately used for general operations or discretionary expenditures and investments. The Company receives a government grant primarily allocated for research and development expenditures, which must be approved by the pertinent authorities.

h) Accounts receivable

The Company records accounts receivable at net realizable value consisting of the carrying amount less an allowance for credit loss as needed. The allowance for credit loss is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2024 and 2023, the Company did not record any allowances for credit loss against its accounts receivable.

i) Inventories

Inventories, consisting of digital mining cabinets and related accessories for the production purpose, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the identified cost of the specific item. Inventory is written down for damaged and slow-moving crypto asset mining machines, which is dependent upon factors such as historical and forecasted consumer demand and expected selling price. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive (loss)/income. For the years ended December 31, 2024 and 2023, the Company did not recognize any write down on inventories.

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

j) Crypto assets

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

Under ASU 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Operations and Comprehensive Income (Loss) each reporting period. The Company’s crypto assets are within the scope of ASU 2023-08, crypto assets are revalued at fair value at the end of each reporting period, with changes in fair value recognized in net income. As a result, fluctuations in the price of Bitcoin may significantly impact our results of operations. The Company recorded a $2,034 increase in crypto assets and a $2,034 increase in net income on the Consolidated Balance Sheets for the year ended December 31, 2024.

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

k) Stablecoin assets

Stablecoin is included in current assets in the accompanying consolidated balance sheets. The Company holds positions in the stablecoins USD Coin (USDC), which can be redeemed one USDC for one U.S. dollar on demand from the issuer, but are considered a financial instrument in accordance with ASC Topic 825. The purpose of keeping stablecoin is to invest in bitcoin when the price and market condition are favorable to us. These stablecoins are recognized in the consolidated balance sheets as a liquidity resource, while not accounted for as cash or cash equivalents.

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

l) Property and equipment, net

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

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition. For the year ended December 31, 2024, 2023 and 2022, the Company recognized $2, $402 and $718 on loss from disposal of property and equipment, net.

m) Construction in process

Direct costs that are related to the construction of equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in process. Construction in process is transferred to specific plants and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

n) Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. For the years ended December 31, 2024, 2023 and 2022, the Company recognized nil, $138 and $912 on impairment loss on long-lived assets.

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

SAIHEAT LIMITED

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

Sales of products

Revenue generated from sales of products occurs for the sales of crypto asset mining machines and outdoor computing infrastructure container to end customers. The Company presents the revenue generated from its product sales on a gross basis as the Company acts as the principal and has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Company also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators.

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

Mining Revenue

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

SAIHEAT LIMITED

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

According to the U.S. tax laws, the statute of limitations for settlement of uncertain tax positions is generally three years from the date the tax return was filed. During this period, the Internal Revenue Service (IRS) can assess additional taxes or adjustments based on the position that was not specifically reviewed. If the IRS identifies a computational error in the tax return or a similar position that was not reviewed, the statute of limitations may extend to five years. For more complex issues related to transfer pricing, the statute of limitations can extend to ten years. Additionally, if there is a case of similar positions previously settled through the expiration of the statute of limitations, the IRS may re-examine these positions. Furthermore, if the underpayment of taxes is due to willful neglect, there is no statutory limitation on the IRS’s ability to audit and assess taxes.

The recognition of uncertain tax positions is based on a “more-likely-than-not” threshold as outlined in ASU 2016-16, in which previously unrecognized tax benefits should be recognized when a position is effectively settled through the expiration of the statute of limitations. If the statute of limitations is not expected to expire, the related tax position should be classified as a current liability if cash payments are expected within one year or the operating cycle, whichever is longer.

For the year ended December 31 2024, 2023 and 2022, the Company did not have any material interest or penalties associated with tax positions. The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2024 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

2. Summary of Significant Accounting Policies (cont.)

t) Earnings per share (cont.)

Basic earnings (loss) per ordinary share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the preferred shares using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied. For the year ended December 31 2024, 2023 and 2022, there were no dilutive shares.

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

v) Commitments and contingencies

The Company accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred. As of December 31, 2024 and 2023, there were no contingent liabilities relating to litigations against the Company.

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

3. Inventories

Inventories consisted of the following:

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Outdoor computing infrastructure container	—	766
Accessories	44	6
	44	772

Inventories are stated at the lower of cost or net realizable value. No impairment was recorded for the year ended December 31, 2024 and 2023.

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

4. Deposits, Prepayments and Other Current Assets, net

Prepaid expenses and other current assets consisted of the following

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Deposits for office spaces leases	89	91
Advance to vendors(i)	223	1,015
Deductible VAT tax	567	688
Other current assets(ii)	462	88
Deposits, prepayments and other current assets, cost	1,341	1,882
Less: bad debt provision	—	—
Deposits, prepayments and other current assets, net	1,341	1,882

(i)	Advance to vendors mainly consists of advance payments to suppliers of cooling containers, and the containers will be delivered in the next year.

(ii)	Other current assets mainly consist of the advance payment to the power supplier in connection with the Company’s self-mining and tax refund.

5. Crypto assets

The Company adopted ASU 2023-08, which requires our crypto assets, including Bitcoin, USDT and other crypto assets, to be valued at fair value each reporting period with changes in fair value recorded in net income. The Company’s crypto assets are within the scope of ASU 2023-08 and the guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s crypto assets and fair value. The value of crypto assets is recognized at the value reported in the trading platform’s financial statements as of December 31, 2024.

The following table presents the Company’s significant crypto asset holdings as of December 31, 2024:

(in thousands, expect number and per bitcoin)

Bitcoin holdings	31-Dec-23	31-Dec-24
Number of bitcoin held	66	67
Carrying basis - per bitcoin	$30,346	$59,937
Fair value - per bitcoin	$42,450	$93,765
Carrying basis of bitcoin	$2,002	$4,009
Fair value of bitcoin	$2,800	$6,268

Others crypto assets holding	31-Dec-23	31-Dec-24
Number of other crypto assets held	15,108	10,882
Carrying basis of other crypto assets	$376	$202
Fair value of other crypto assets	$364	$221

USDT holdings	31-Dec-23	31-Dec-24
Number of USDT held	3,545,562	415,770
Carrying basis - USDT	1	1
Fair value - per USDT	1	1
Carrying basis of USDT	3,545	416
Fair value of USDT	3,545	416

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

5. Crypto assets (cont.)

The following tables present a summary of the impacts of the adoption of ASU 2023-08, on the Company’s interim Condensed Consolidated Statements of Operations provided during the year ended December 31, 2024.

(in thousands)

	BTC	USDT	Others
Beginning Balance: Crypto assets, on January 1, 2024	2,800	3,545	364
Addition of crypto assets	4,767	9,077	221
Disposition of crypto assets	(3,898)	(12,218)	(433)
Realized gain on crypto assets	286	12	69
Unrealized gain on crypto assets	2,313	—	—
Crypto assets on December 31, 2024	$6,268	$416	$221

6. Property and Equipment, Net

Property and equipment, net, consisted of the following

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Electronic equipment	2,677	3,148
Furniture, fixtures and other equipment	2,265	2,294
Plants	1,310	1,982
Construction in progress	602	—
Property and equipment, cost	6,854	7,424
Less: accumulated depreciation	(1,392)	(2,982)
Impairment	(468)	(468)
	4,994	3,974

Depreciation expenses for the year ended December 31, 2024, 2023 and 2022 were approximately $1,652, $1,241 and $1,506 respectively. Impairment losses are made against SAIHUB cabinet and outdated bitcoin mining machines, which were out of use, and Management believes the carrying amount is not recoverable thus made full provision.

7. Intangible Assets, Net

Intangible asset, net, consisted of the following

	As of December, 2023	As of December, 2024
	US$	US$
Purchased software	306	—
Less: accumulated amortization	(306)	—
	—	—

Amortization expenses for the year ended December 31, 2024, 2023 and 2022 were approximately nil, $88 and $138 respectively.

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

8. Operating Leases

The Company entered into various operating lease agreements, mainly including operation in Kazakhstan, which was started in August, 2021, office lease, which was started in March, 2022, operation lease in Ohio, U.S., which was started in August, 2022, and operation in Marietta, U.S., which was started in April, 2023. The remaining lease terms ranges from 0.09 to 8.25 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Company’s consolidated balance sheet.

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Right-of-use assets, net	830	585
Impairment of right-of-use assets	—	—
Right-of-use assets, net	830	585
Operating lease liabilities – current	241	82
Operating lease liabilities – non-current	569	486
Total operating lease liabilities	810	568

For the year ended December 31, 2024 and 2023, the Company recorded short-term lease costs of $51 and $27 respectively. Cash paid for amounts included in the measurement of operating lease liabilities were $272 and $263 for the year ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the weighted average remaining lease term was 3 years, and the weighted average discount rate was 4.6%.

The following table summarizes the maturity of operating lease liabilities as of December 31, 2024:

	Land&Plant lease	Office and other leases	Total
2025	105	—	105
2026	75	—	75
2027	75	—	75
Thereafter	424	—	424
Total	679	—	679
Less: imputed interest	111	—	111
Present value of lease liabilities	$568	$—	$568

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

SAIHEAT LIMITED

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

Singapore

Sustainable Available Innovative Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2024, 2023 and 2022.

United States (“U.S.”).

SAI US INC. is incorporated in the U.S. and is subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% is effective beginning in 2018.

For the year ended December 31, 2024, 2023 and 2022, the Company’s income tax expense is nil, respectively.

A reconciliation of the income tax expense determined at the U.S. federal income tax rate to the Company’s actual income tax expense is as follows:

	For Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Loss before income tax expense	(8,845)	(6,120)	(5,886)
U.S. federal income tax rate	21%	21%	21%
Income tax benefit computed at the applicable tax rate	(1,857)	(1,285)	(1,236)
Expenses not deductible	223	555	726
Effect of differences in corporate income tax rates	(550)	(60)	(216)
Change in valuation allowance	2,184	790	726
Income tax expense	—	—	—

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

9. Income Taxes (cont.)

The Group’s deferred tax assets on December 31, 2024 and 2023 were as follows:

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Deferred tax assets	3,029	3,755
Less: valuation allowance	(3,029)	(3,755)
Deferred tax assets, net	—	—

The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

The following represents a roll-forward of the valuation allowance：

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Beginning balance	54	2,238	3,029
charge to tax expense in current year	2,184	790	726
Ending balance	2,238	3,029	3,755

SAIHEAT LIMITED

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and 2023, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries that are included in the Company’s consolidated net assets were approximately $12,501 and $10,477, respectively.

11. Employee Defined Contribution Plan

Full time employees of the Company’s subsidiaries in U.S., Singapore and PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of U.S., Singapore and PRC require that the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as incurred. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were $171, $334 and $256, respectively, for the years ended December 31, 2024, 2023 and 2022.

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

12. Share-based Payment

Share Incentive Plans

The Company has incentive plan for the granting of share-based awards, including restricted share units, to management and employees.

2021 Share Incentive Plan

On April 22, 2022, the Company’s shareholders adopted the 2021 Share Incentive Plan, which provides for the issuance of up to an initial 1,812,663 Class A ordinary shares and subject to such adjustments in the plan, the then-applicable Share Reserve number will automatically increase (but not decrease) on January 1st of each year commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) three percent (3%) of the total number of ordinary shares of New SAIH outstanding on December 31st of the preceding year and (ii) such fewer number of Class A ordinary shares that the Board or any Committee may determine prior to January 1st of a given year; provided, if the effective date of the New SAIH Incentive Plan is after January 1, 2022, then the initial automatic increase shall occur on January 1, 2023 and the increases shall end on (and including) January 1, 2032.

In December 2022, the Company granted 1,402,000 restricted share units to employees under the 2021 Share Incentive Plan , which generally vest over a four-year period from the date of grant; however, in certain instances, all or a portion of grant may vest immediately. RSUs granted to management generally vest over a one-year period or, in certain instances, immediately. The Company measures the fair value of RSUs at the grant date and recognizes expense on a straight-line basis over the requisite service period from the date of grant for each separately-vesting under the graded-vesting attribution method.

2023 Share Incentive Plan

On September 6, 2023, the Company’s shareholders adopted the 2023 Share Incentive Plan, which provides for the issuance of up to an initial 1,376,792 Class A ordinary shares and subject to such adjustments in the plan, the then-applicable Share Reserve number will automatically increase (but not decrease) on January 1st of each year commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to the lesser of (i) six percent (6%) of the total number of ordinary shares of New SAIH outstanding on December 31st of the preceding year and (ii) such fewer number of Class A ordinary shares that the Board or any Committee may determine prior to January 1st of a given year; provided, if the effective date of the New SAIH Incentive Plan is after January 1, 2024, then the initial automatic increase shall occur on January 1, 2025 and the increases shall end on (and including) January 1, 2034.

In February, 2023, the Company granted 400,000 RSUs to an employee for the compensation of service under the 2021 Share Incentive Plan, which is vested over four-year period from the date of grant.

In June, 2023, the Company granted 688,396 RSUs to six employees as annual bonus under the 2021 Share Incentive Plan, which was vested immediately.

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

12. Share-based Payment (cont.)

In December, 2023, the Company granted 200,000 RSUs to one consultant for its service, which was vested immediately.

In February, 2024, the Company granted 341,017 RSUs to four employees as annual bonus under the 2021 Share Incentive Plan, which was vested immediately.

In February, 2024, the Company granted 150,000 RSUs to an employee for the compensation of service under the 2021 Share Incentive Plan, which is vested over four-year period from the date of grant.

In March, 2024, the Company granted 35,000 RSUs to two consultants for its service, which is vested over one-year period from the date of grant.

In October, 2024, the Company granted 790,770 RSUs to ten employees and one consultant for the compensation of service under the 2023 Share Incentive Plan, which was vested immediately.

In October, 2024, the Company granted 50,000 RSUs to one consultant for its service, which is vested over two-year period from the date of grant.

In December, 2024, the Company granted 334,500 RSUs to eighteen employees for the compensation of service, which is vested over three-year period from the date of grant.

In December, 2024, the Company granted 2,057,500 RSUs to twenty-four employees and two consultants for the compensation of service under the 2021 and 2023 Share Incentive Plan, which was vested immediately.

A summary of the Company’s RSU activity for the year ended December 31, 2024 and 2023, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested on December 31, 2022	981,000	2.49
Granted	1,288,396	1.33
Vested	(1,097,396)	1.24
Forfeited	(170,125)	2.49
Non-vested on December 31, 2023	1,001,875	2.14
Granted	3,758,787	0.9
Vested	(1,390,537)	1.27
Forfeited	(49,875)	2.49
Non-vested on December 31, 2024	3,320,250	1.11

The aggregate unrecognized share-based compensation expenses as of December 31, 2024 were approximately US$3.7 million, which will be recognized for the years till December 19, 2027.

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

13. Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and due from related parties, stablecoin asset. As of December 31, 2024, all of the Company’s cash and cash equivalents were held by major financial institutions located in PRC, U.S., and Cayman. The Company believes that these financial institutions are of high credit quality. For accounts receivable, the Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, the Company reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for credit loss. In this regard, the Company considers that the Company’s credit risk for accounts receivable is significantly reduced. For amount due from related parties, the Company provides advances to the officers for daily operation. For stablecoin asset, we monitor the market closely, to ensure the credit risk of stablecoin can be detected when occurred, and adequate impairment is made when necessary. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Concentration of customers

The following tables summarized the information about the Group’s concentration of customers as of and for the years ended December 31, 2024 and 2023, respectively:

	A	B	C	D	E	F	G	H	I	J	K	L
Year Ended December 31, 2024
Revenues, customer concentration	16%	—	—	—	—	*	—	*	20%	—	—	—
Year Ended December 31, 2024
Purchases, supplier concentration	—	12%	34%	—	—	—	—	—	—	11%	13%	—
As of December 31, 2024
Accounts receivable, customer concentration	100%	—	—	—	—	—	—	—	—	—	—	—
As of December 31, 2024
Accounts payable, supplier concentration	—	15%	—	—	—	—	—	—	—	—	—	76%

	A	B	C	D	E	F	G	H	I	J
Year Ended December 31, 2023
Revenues, customer concentration	*	—	—	—	—	33%	23%	17%	—	—
Year Ended December 31, 2023
Purchases, supplier concentration	—	12%	56%	12%	—	—	—	—	—	—
As of December 31, 2023
Accounts receivable, customer concentration	25%	—	—	—	—	11%	—	63%	—	—
As of December 31, 2023
Accounts payable, supplier concentration	—	41%	—	—	50%	—	—	—	—	—

	A	B	C	D	E	F	G	H	I	J
Year Ended December 31, 2022
Revenues, customer concentration	12%	28%	20%	28%	—	—	—	—	—	—
Year Ended December 31, 2022
Purchases, supplier concentration	—	—	—	—	11%	28%	27%	21%	*	—
As of December 31, 2022
Accounts receivable, customer concentration	—	—	*	96%	—	—	—	—	—	—
As of December 31, 2021
Accounts payable, supplier concentration	—	—	—	—	—	—	—	—	16%	—

*	Less than 10%.

—	No transaction incurred during the year/no balance existed as of the balance sheet date.

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

14. Commitments and Contingencies

Operating lease commitment:

The information of operating lease commitment is provided in Note 8.

15. Earnings/(Loss) Per Share

Basic and diluted loss per ordinary share for each of the period presented is calculated as follows:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Numerators
Net loss	(8,845)	(6,120)	(5,886)
Less: Net income allocated to Series Angel and Series Pre-A preferred share	—	—	—
Adjusted net loss	(8,845)	(6,120)	(5,886)
Denominators
Weighted average number of ordinary shares outstanding-Basic and diluted*	1,316,440	1,614,089	1,702,018
Loss per ordinary share-Basic and diluted	(6.7189)	(3.7916)	(3.4582)

*	The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 29, 2022

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the year ended December 31, 2024, 2023 and 2022, the Company had no dilutive shares.

The shares and per share data are presented on a retroactive basis to reflect the reverse stock split on March 17, 2025.

16. Amount due from/(to) related parties

The following is a list of the related parties with whom the Company conducted transactions for the year ended December 31, 2024 and 2023, and their relations with the Company:

Name of the related parties	Relation with the Company
Mr. Risheng Li	Founder, chairman of board of director, chief executive officer
Energy Science Artist Holding Limited	Shareholder of the Company

There were no related party transactions occurred during the year ended December 31, 2024, and the balance of amount due from/to related parties was US$ 0 as of December 31, 2024 and 2023.

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

16. Amount due from/(to) related parties (cont.)

On March 28, 2023, the Company acquired Atomic Evolution Limited from Energy Science Artist Holding Limited, for the purpose of exploring business opportunities in the area of SMR, with a consideration of $0. To focus on its core business, on December 25, 2023, the Company transferred all of its equity interest in Atomic Evolution Limited to Energy Science Artist Holding Limited as approved by the Company’s board of directors, with a consideration of $0.

On March 28, 2023, the Company acquired 100% of the equity interest in Atomic Evolution Limited from Energy Science Artist Holding Limited for a total consideration of $0. The acquisition was made to explore potential business opportunities in the area of SMR.

Subsequently, as part of the Group’s strategic decision to focus on its core business operations, the Company’s board of directors approved the disposal of Atomic Evolution Limited. On December 25, 2023, the Company transferred its entire equity interest in Atomic Evolution Limited back to Energy Science Artist Holding Limited for a consideration of $0.

This transaction was conducted on a non-cash, non-arm’s-length basis between parties under common control. The $0 consideration reflects the absence of active operations, assets, or liabilities in Atomic Evolution Limited at the time of acquisition and disposal. No independent fair value assessment was deemed necessary due to the lack of commercial activity or intrinsic value.

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

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

17. Segment Information (cont.)

The following table details revenue and cost of revenues for the Company’s reportable segments for the year ended December 31, 2024, 2023 and 2022, and reconciles to net income (loss) in the consolidated statements of operations:

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Reportable segment revenue:
Revenue – sales of products	$8,626	$4,802	$2,503
Revenue – hosting service	1,303	366	52
Revenue – mining pool	676	308	69
Revenue – mining revenue	33	1,300	2,919
Total segment and consolidated revenue	10,638	6,776	5,543
Reportable segment cost of revenue
Cost of revenues – sales of products	7,748	4,290	2,276
Cost of revenues – hosting service	1,054	329	38
Cost of revenues – mining pool	676	308	68
Cost of revenues – mining revenue	20	1,392	4,171
Total segment and consolidated cost of revenues	9,498	6,319	6,553
Reconciling Items:
Selling, general and administrative expenses	(7,178)	(6,837)	(6,257)
Research development expenses	(476)	(853)	(642)
Impairment of long-lived assets	(951)	(138)	—
Other income/(expense)	(1,380)	1,251	2,023
Income tax expense	—	—	—
Net loss	$(8,845)	$(6,120)	$(5,886)

18. Subsequent Events

On March 17, 2025, the Company effected a reverse stock split at a ratio of 15-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect the effect of the reverse stock split.

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

The following disclosures presented the financial positions of the Parent Company as of December 31, 2023 and 2024, and results of operations and cash flows for the years ended December 31, 2024, 2023 and 2022, as if the current corporate structure has been in existence throughout the periods presented.

The audited condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements.

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

19. Parent Only Information (cont.)

Condensed Balance Sheets
(In thousands, except for share and per share data, or otherwise stated)

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Assets
Cash	453	313
Amount due from subsidiaries and VIE	—	—
Accounts receivable	230	—
Other receivables	332	—
Amounts due from related parties	23,189	23,790
Long-term investment	50	50
Investments in subsidiaries and VIE	—	—
Crypto Assets	841	403
Operating lease right-of-use assets	10	—
Total Assets	25,105	24,556
Accounts payable	21	72
Accrued payroll	186	22
Operating lease liabilities-current	11	1
Operating lease liabilities-non-current	—	—
Investments in subsidiaries and VIE	8,067	10,095
Total Liabilities	8,285	10,190
Equity:
Class A Common Shares, $0.0015 par value; 22,024,624 shares authorized, 1,110,907 and 1,013,163 shares issued and outstanding in December 31, 2024 and December 31, 2023.	1	1
Class B Ordinary shares ($0.0015 par value; 642,043 shares authorized and outstanding on December 31, 2024 and December 31, 2023)	1	1
Additional paid-in capital	48,680	52,137
Statutory reserves	—	—
Retained earnings/(accumulated deficit)	(31,345)	(37,231)
Accumulated other comprehensive income/(loss)	(517)	(542)
Total equity	16,820	14,366
Total Liabilities and Equity	25,105	24,556

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

19. Parent Only Information (cont.)

Condensed Statements of Operations
(In thousands, except otherwise stated)

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenue	2,608	1,497	1,015
Cost of revenue	(2,268)	(1,134)	(919)
General and administrative expenses	(3,502)	(1,583)	(1,025)
Sales and marketing expenses	(150)	(63)	(34)
R&D expenses	(6)	—	—
Asset impairment loss	(19)	—	—
Other expense, net	(885)	31	13
Share of loss from subsidiaries and VIE	(4,623)	(4,868)	(4,936)
Net loss	(8,845)	(6,120)	(5,886)

SAIHEAT LIMITED

Notes to Financial Statements

(In thousands, except for number of shares and per share data)

19. Parent Only Information (cont.)

Condensed Statements of Cash Flows
(In thousands, except otherwise stated)

	For the year ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash flows used in operating activities	(4,579)	(2,150)	461
Investment in subsidiaries and VIE	—	—	—
Collection of due from/(increase in due from) subsidiaries and VIE	(9,007)	(6,782)	(601)
Cash flows used in investing activities	(9,007)	(6,782)	(601)
Proceeds from issuance of redeemable preferred shares	—	—	—
Reverse Recapitalization	19,652	9	—
Cash flows from financing activities	19,652	9	—
Effect of exchange rate changes	—	—	—
Net change in cash and cash equivalents	6,066	(8,923)	(140)
Cash and cash equivalents at beginning of the period	3,310	9,376	453
Cash and cash equivalents at end of the period	9,376	453	313