Form 20-F
period 2025-12-31
SAIHEAT Ltd
filed 2026-04-30
CIK 1847075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Jianwei Li
c/o #266A South Bridge Road,

#02-01 Singapore (058815)
Telephone: +65 9656 5641
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0015 per share	SAIH	The Nasdaq Stock Market LLC
Warrants exercisable to purchase Ordinary Shares	SAIHTW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by this annual report.

On December 31, 2025, the issuer had 1,190,317 Class A Ordinary Shares and 642,043   Class B Ordinary Shares, par value $0.0015 per share.

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

EXPLANATORY NOTE

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F, or Annual Report, to the terms “SAIH”, “SAI”, the “Company”, “we,” “us” and “our” refer to SAIHEAT Limited, a Cayman Islands exempted holding company, together as a group with its subsidiaries.

Our consolidated financial statements are presented in U.S. dollars. All references in this Annual Report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

SELECTED DEFINITIONS

●	“bitcoin” means the type of virtual currency based on an open source cryptographic protocol existing on the Bitcoin Network.

●	“Business Combination” means the transactions contemplated by the Business Combination Agreement, including, the merger;

●	“Business Combination Agreement” means the Business Combination Agreement, as amended dated as of September 27, 2021, among TradeUP, Merger Sub and Old SAI, as amended as of October 20, 2021, and January 26, 2022, and March 22, 2022;

●	“Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0015 per share, of SAI;

●	“Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0015 per share, of SAI;

●	“Closing” means the closing of the Business Combination;

●	“Code” means the Internal Revenue Code of 1986, as amended;

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as amended, modified, re-enacted or replaced;

●	“current memorandum and articles of association” means the amended and restated certificate memorandum and articles of association of TradeUP, effective April 28, 2021;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“GAAP” means generally accepted accounting principles in the United States;

●	“hash rate” means a measure of the computational power per second used when mining;

●	“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended;

●	“IPO Warrants” means the warrants issued upon the exchange of TradeUP Warrants in connection with the closing of the Business Combination, each of which is exercisable for one Class A Ordinary Share, in accordance with its terms.

●	“IRS” means the U.S. Internal Revenue Service;

●	“Letter Agreement” means the letter agreement by and among TradeUP, the Sponsor and three directors of TradeUP, as amended by the letter agreement amendment dated September 27, 2021 and further amended by the letter agreement dated January 26, 2022;

●	“Lock-Up Agreements” means (1) the SAI Lock-Up Agreements and (2) the TradeUP Lock-Up Agreement;

●	“Merger” means the merger of Merger Sub with SAI, with SAI surviving such merger and SAI becoming a wholly owned subsidiary of TradeUP, pursuant to the Business Combination Agreement;

●	“Merger Sub” means TGC Merger Sub, a Cayman Islands exempted company incorporated with limited liability;

●	“MOFCOM” means the Ministry of Commerce of the People’s Republic of China;

●	“M&A Rules” means the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors (《(關於外國投資者併購境內企業的規定》), which was jointly issued by six PRC regulatory authorities, including the MOFCOM and other government authorities on August 8, 2006 and was effective as of September 8, 2006 and amended from time to time.

●	“Nasdaq” means The Nasdaq Stock Market LLC;

●	“Old SAI” means SAITECH Limited, a Cayman Islands exempted company, before the Merger Effective Time;

●	“ordinary resolution” means an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares of the company that are present in person or represented by proxy and entitled to vote thereon and who vote at the general meeting;

●	“Ordinary Shares” means the Class A Ordinary Shares;

●	“PBOC” means People’s Bank of China;

●	“PRC” or “China” means the People’s Republic of China;

●	“private shares” are to the aggregate 224,780 Class A Ordinary Shares, at a price of $10.00 per share, issued to the Sponsor in a private placement simultaneously with the closing of the TradeUP IPO and the partial exercise of the underwriters’ over-allotment option to purchase additional units, as were converted in connection with the Closing;

●	“public shares” means TradeUP Class A ordinary shares included in the units issued in the TradeUP IPO;

●	“redemption” means the right of public shareholders to have their public shares redeemed in accordance with the procedures set forth in the proxy statement on Form F-4/A filed on March 29, 2022;

●	“Registration Rights Agreement” means the registration rights agreement, dated as of April 28, 2021, among TradeUP and TradeUP initial shareholders;

●	“SAI” means SAIHEAT Limited (formerly named SAI.TECH Global Corporation) following the consummation of the Business Combination;

●	“SAI Affiliate Lock-Up Agreement” means the lock-up agreement to be entered into by SAI Founder, certain affiliates of SAI and SAI Founder, and the other persons party thereto at the closing;

●	“SAI Founder” means Energy Science Artist Holding Limited, a wholly owned entity controlled by Peng Zhang;

●	“SAI Incentive Plan” means SAI.TECH Global Corporation 2021 Equity Incentive Plan;

●	“SAI Shareholder Lock-Up Agreement” means the lock-up agreement entered into by the shareholders of SAI at the closing other than shareholders party to the SAI Affiliate Lock-Up Agreement;

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“Securities Act” means the U.S. Securities Act of 1933, as amended;

●	“special resolution” means a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds majority of the issued ordinary shares of the company that are present in person or represented by proxy and entitled to vote thereon and who vote at the general meeting;

●	“Sponsor” means TradeUP Global Sponsor LLC, a Cayman Islands limited liability company;

●	“Stablecoin assets” means a kind of crypto assets that is designed to minimize price volatility, and to track the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals), while other stablecoin assets utilize algorithms that are designed to maintain a relative stable price of the asset. Stablecoin assets can be backed by fiat money, physical commodities, or other crypto assets.

●	“TradeUP Class A ordinary shares” means the Class A ordinary shares, par value $0.0001 per share, of TradeUP;

●	“TradeUP Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of TradeUP, which shares were converted automatically in connection with the merger into TradeUP Class A Ordinary Shares and cease to be outstanding; such shares are also referred to and defined herein as the “founder shares”;

●	“TradeUP initial shareholders” means the Sponsor and each of TradeUP’s directors and officers that hold founder shares;

●	“TradeUP IPO” means TradeUP’s initial public offering, consummated on May 3, 2021, through the sale of 4,488,986 units (including the 488,986 units sold pursuant to the underwriters’ partial exercise of their over-allotment option at $10.00 per unit);

●	“TradeUP Lock-Up Agreement” means the lock-up agreement entered into by the Sponsor, certain affiliates of TradeUP and the other persons party thereto at the;

●	“TradeUP Support Agreement” means the support agreement, dated as of September 27, 2021, among the Sponsor certain affiliates of TradeUP and the Sponsor and the other persons party thereto;

●	“TradeUP Warrant(s)” means the warrants included in the units issued in the TradeUP IPO, each of which is exercisable for one TradeUP Class A ordinary share, in accordance with its terms.

●	“Trust Account” means the trust account that holds a portion of the proceeds of the TradeUP IPO and the sale of the private shares; and

●	“units” means one TradeUP Class A ordinary share and one-half of one warrant, whereby each warrant entitles the holder thereto to purchase one TradeUP Class A ordinary share at an exercise price of $172.50 per share, sold in the TradeUP IPO;

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting SAIHEAT Limited. Factors that may impact such forward-looking statements include:

●	our financial performance;

●	the ability to maintain the listing of our Class A Ordinary Shares and IPO Warrants on the Nasdaq Capital Market;

●	our continued growth strategy, future operations, financial position, estimated revenues and losses, projected capex, prospects and plans;

●	our strategic advantages and the impact those advantages will have on future financial and operational results;

●	the implementation, market acceptance and success of the Company’s platform and new offerings;

●	our approach and goals with respect to technology;

●	our expectations regarding our ability to continue to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	changes in applicable laws or regulations;

●	the outcome of any known and unknown litigation and regulatory proceedings;

●	the outcome of any legal proceedings that may be instituted against the Company;

●	the ability to continue to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities;

●	our ability to attract and retain users;

●	our dependence upon third-party licenses;

●	the continued risk that we may never achieve or sustain profitability;

●	the continued risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all;

●	the continued risk that we may experience difficulties in managing our growth and expanding operations;

●	that we have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our financial statements;

●	the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks disclosed in the Annual Report.

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

Summary Risk Factors

The below summary risks provide an overview of the material risks we are exposed to in the normal course of our business activities. The below summary risks do not contain all of the information that may be important to you, and you should read the summary risks below together with the more detailed discussion of risks set forth following this section under the heading “Risk Factors,” as well as elsewhere in this Annual Report. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:

●	We have a limited operating history in an evolving and highly volatile industry and are undergoing a business transition, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	Our operating results may fluctuate due to the highly volatile nature of cryptocurrencies in general and, specifically, bitcoin.

●	Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of mining machines and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

●	Unfavorable global economic, business or political conditions, such as the sudden tariff adjustments and increases, and the disruption caused by various countermeasures to reduce its spread, could adversely affect our business, prospects, financial condition, and operating results.

●	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

●	If bitcoin or other cryptocurrencies are determined to be investment securities, and we hold a significant portion of its assets in such cryptocurrency, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

●	If regulatory changes or interpretations of our activities require our registration as a money service business, or MSB, under the regulations promulgated by The Financial Crimes Enforcement Network (“FinCEN”) under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

●	There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of crypto assets, such as cryptocurrencies, in a manner that adversely affects our business, prospects or operations.

●	The loss or destruction of any private keys required to access our digital wallet may be irreversible. If we are unable to access our private keys (whether due to loss, destruction, security incident or otherwise), it could cause direct financial loss, regulatory scrutiny and reputational harm.

●	Distributing crypto assets in connection with our mining pool business involves risks, which could result in loss of customer assets, customer disputes and other liabilities, adversely impact our business, results of operations and/or financial condition.

●	Significant contributors to all or a network for any particular crypto asset, such as bitcoin, could propose amendments to the respective network’s protocols and software that, if accepted and authorized by such network, could adversely affect our business.

●	The supply of bitcoin is limited, and production of bitcoin is negatively impacted by the bitcoin halving protocol expected every four years.

●	Any periodic adjustments to the crypto asset networks, such as bitcoin, regarding the difficulty for block solutions, with reductions in the aggregate hash rate or otherwise, could have a material adverse effect on our business, prospects, financial condition, and operating results. If the award of new bitcoin for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power, or hash rate, to solve blocks and confirmations of transactions on the bitcoin blockchain could be slowed.

●	Bitcoin and any other cryptocurrencies that could be held by us are not insured and not subject to FDIC or SIPC protections.

●	As a company with operations and opportunities outside of the U.S., we may face additional burdens and be subject to a variety of additional risks or considerations associated with companies operating in an international setting that may negatively impact our operations.

●	If relations between the United States and foreign governments deteriorate, they could affect our operations and cause our goods and services to become less attractive.

●	Though we have a Singapore-based auditor and a U.S. based predecessor auditor that are registered with the PCAOB and currently subject to PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate completely the company’s auditors because of a position taken by an authority in a foreign jurisdiction, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities.

●	PRC regulations relating to offshore investment activities by PRC residents may expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

●	The PRC government may exert, at any time, with little to no notice, substantial interventions and influences over the manner in which a business must conduct its business operations that cannot always be expected nor anticipated, if such business has some presence/operations in China. If the PRC government at any time substantially intervenes, influences, or establishes new policies, regulations, rules, or laws in a business’s industry, such substantial intervention or influence may result in adverse impact on such business’s operations and the value of such business’s securities, including causing the value of such securities to decline.

●	We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of our Ordinary Shares.

●	The supply and demand dynamics of the nuclear energy sector may be influenced by the maturity and stability of current technologies, which will directly impact customer demand levels.

●	As a result of our plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, our tax rate may fluctuate, our tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or we may be subject to future changes in tax law, the impacts of which could adversely affect our after-tax profitability and financial results.

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

We are undergoing a transformation and began bitcoin mining in late 2021, and since then our business model has continued to evolve. Bitcoin, energy pricing and bitcoin mining economics are volatile and subject to uncertainties. Our current strategy will continue to expose it to the numerous risks and volatility associated with the bitcoin mining and power generation sectors, including fluctuating bitcoin prices, the costs of bitcoin mining machines, the number of market participants mining bitcoin, the availability of other power generation facilities to expand operations and regulatory changes.

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

As a result of these factors, it may be difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the bitcoin mining ecosystem, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Annual expenses reflected in our financial statements may be significantly different from historical or projected rates, and our operating results in one or more future annual periods may fall below the expectations of securities analysts and investors. As a result, the trading price of our Class A Ordinary Shares may increase or decrease significantly.

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

Our business is dependent upon crypto asset mining equipment suppliers providing an adequate supply of new generation crypto asset mining machines at economical prices to customers intending to purchase our hosting and other solutions. The growth in our business is directly related to increased demand for hosting services and crypto assets such as bitcoin which is dependent in large part on the availability of new generation mining machines offered for sale at a price conducive to profitable crypto asset mining, as well as the trading price of crypto assets such as bitcoin. The market price and availability of new mining machines fluctuates with the price of bitcoin and can be volatile. Higher bitcoin prices increase the demand for mining equipment and increases the cost. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining machine equipment shortages. There are no assurances that crypto asset mining equipment suppliers, such as Bitmain, will be able to keep pace with any surge in demand for mining equipment. Further, manufacturing mining machine purchase contracts are not favorable to purchasers, and we may have little or no recourse in the event a mining machine manufacturer defaults on its mining machine delivery commitments. If we and our customers are not able to obtain a sufficient number of crypto asset mining machines at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be negatively impacted.

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

If we do not accurately predict our self-mining facility requirements and percentage of capacity that utilizes waste heat to save energy cost, it could have a material adverse effect on our business, financial condition and results of operations.

The costs of building out, leasing and maintaining our hosting and self-mining facilities constitute a significant portion of our capital and operating expenses. In order to manage growth and ensure adequate capacity for our digital mining operations and new and existing hosting customers while minimizing unnecessary excess capacity costs, we continuously evaluate our short- and long-term data center capacity requirements. Our chip liquid cooling and waste heat recovery technology and our products were first tested in our pilot programs in China, which was terminated in June 2021. We began operating a heating demonstration project in our first North American distribution center located in Chesterland, Ohio, in August 2022, as our global expansion has progressed. In August 2023, we completed the development of SAI US R&D Center, SAI NODE Marietta, and have deployed 734bitcoin mining machines for mining revenue as of the date of this Annual Report. Although we have made progress to install SAIHUB CAB data centers in North American countries, and are also in active discussions with local potential heat user partners, there is no guarantee of immediate, large-scale operation of such data centers due to the required process of market research, due diligence and business negotiation of these potential installation projects. If we overestimate our business’ capacity requirements or the demand for our heat supply data centers and secure less data center capacity, our operating margins could be materially reduced. If we underestimate our data center capacity requirements, we may not be able to service the expanding needs of our existing customers and may be required to limit new customer acquisition, which could have a material adverse effect on our business, financial condition and results of operations.

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

We had a net loss of $6.1 million, $5.9 million and $6.5 million for the fiscal year ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, our accumulated deficit was $44.3 million. Our historical results are not indicative of our future performance. If we are not able to successfully develop our business, it will have a material adverse effect on our business, financial condition and results of operations.

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

We have limited operating history, and our success and future growth depend on the skills and services of our management, including our chief executive officer. We will need to continue to grow our management in order to alleviate pressure on our existing team and in order to set up and develop our business. If our management, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be significantly harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

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

The cryptocurrency ecosystem is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. In the future, we expect competition to further intensify with existing and new competitors, some of which may have substantially greater liquidity and financial resources than we do. We compete against a number of companies operating within the United States and other countries in the global cryptocurrency mining market. We may not be able to compete successfully against present or future competitors. We may not have the resources to compete with larger providers of similar services and, consequently, may experience great difficulties in expanding and improving our operations to remain competitive.

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

Our brand and reputation is an important factor in success and development of our business. As part of our strategy, we seek to structure our relationships with our power suppliers and other potential partners as long-term partnerships. Thus, maintaining, protecting, and enhancing our reputation is also important to our development plans and relationships with our power suppliers, service providers and other counterparties.

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

This reporting requirement went into effect on January 1, 2023 and will impact tax returns filed in 2025. The implementation of these requirements will require further guidance from the federal government. Disclosing the identity of our bitcoin mining operations and associated accounts to ensure they can be taxed by the IRS could cause a significant devaluing of our business, the bitcoin currency, and the entire crypto assets market. Additionally, noncompliance with this provision could lead to significant fines and or regulatory actions against our company.

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

The price of cryptocurrencies may be affected by the sale of such cryptocurrencies by other vehicles investing in cryptocurrencies or tracking cryptocurrency markets, which could have a material adverse effect on our  business, prospects, financial condition and operating results.

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

We may purchase and hold stablecoin assets as an intermediary means of settlement with vendors or means of exchange prior to purchase and hold of other cryptocurrencies, such as Bitcoin, and stablecoin assets have inherent counterparty risks.

We may purchase and hold stablecoin assets as an intermediary means of settlement with vendors or means of exchange prior to purchase and hold of other cryptocurrencies, such as Bitcoin. Stablecoin assets are crypto assets that seeks to maintain a stable value and is backed by an asset or portfolio of assets, such as fiat currency like U.S. dollars. There is a risk that the stablecoin assets issuer do not hold the corresponding asset underlying each stablecoin assets in circulation and are therefore unable to fulfil one-for-one redemptions. In addition, many stablecoin assets issuers are unregulated and do not provide transparent disclosure regarding their compliance with applicable licensing and regulatory requirements or the financial institutions that hold the underlying stable assets. For example, in November 2021, the President’s Working Group for Financial Markets recommended that Congress pass legislation to require that stablecoin assets issuers be regulated in a manner similar to insured depository institutions. If a stablecoin issuer fails to maintain required licenses to issue stablecoin assets, it could subject the issuer to regulatory enforcement and injunctive actions, such as freezing funds underlying the stablecoin assets. The stablecoin assets issuer could also lose its relationships with banks and bank accounts where the underlying assets are deposited if it is engaged in unlicensed activities. If the stablecoin assets are unable to maintain its stable value, the market price of the stable coin could decline. If any of these events affecting stablecoin assets we hold were to occur, the value of the affected stablecoin assets we hold could materially decline, and our financial condition could be adversely impacted.

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

Although the audit reports of Assentsure PAC incorporated in this report are issued   by Singapore auditors who are subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be issued by auditors that are completely inspected by the PCAOB and, as such, future investors may be deprived of such inspections, which could result in limitations or restrictions to our access in the U.S. capital markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) or the Accelerating Holding Foreign Companies Accountable Act. The United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are issued by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. In addition, under the HFCA Act, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as the NYSE and the Nasdaq, or in the U.S. over-the-counter markets. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the HFCA Act, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. national securities exchange and in the over-the-counter market, if the auditor is not subject to PCAOB inspections for three consecutive years. Accordingly, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

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

Our auditors, the independent registered public accounting firms that issue the audit reports included elsewhere in this report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Our current auditor, Assentsure PAC included in this report is based in Singapore who is subject to inspection by the Public Company Accounting Overnight Board (the “PCAOB”). As of the date of this report, Assentsure PAC was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

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

We primarily conduct our business in Singapore and have re-signed business contracts with current customers and will sign future contracts with customers denominated in U.S. dollar. In 2025, most of our revenue and expenditures were denominated in U.S. dollar and that our function currency is U.S. dollar, consistent with our reporting currency. However, we continue to pursue our supply chain in China, as a result we need to convert U.S dollar into RMB to pay our raw material costs and related expenses, appreciation of the RMB against the U.S. dollar could have an adverse effect on the RMB amount that we receive from the conversion.

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

Based upon our audited consolidated financial statements for the year ended on December 31, 2025, and as of December 31, 2025, less than 50% of our revenue, profit before tax, total assets and net assets were attributable to our PRC subsidiaries. Also, our PRC subsidiaries do not constitute a main part of our business activity, since they only engage in activities such as supply chain activities and heating equipment research, which are not part of our profit-making operations. Therefore, we believe that we do not meet both of the aforementioned criteria as provided by the Trial Administrative Measures issued by the CSRC, and thus are not subject to the New Administrative Rules Regarding Overseas Listings. However, if the CSRC or other applicable PRC authorities deemed otherwise, we may be required to complete such filing requirements before any offering of securities, which would materially affect our ability to offer securities and cause significantly decreases on the price of our securities.

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

The exercise price for our IPO Warrants is $172.5 per-share, which exceeds the market price of our Class A Ordinary Shares, which was $10.82, per share based on the closing price of our Class A Ordinary Shares stock on the Nasdaq Capital Market on April 29, 2026. If all of our IPO Warrants were exercised in full for cash, we would receive an aggregate of approximately $387,173,662.50. We do not expect warrant holders to exercise their IPO Warrants and, therefore, we do not expect to receive cash proceeds from any such exercise, for so long as the IPO Warrants remain out-of-the money. There can be no assurance that the IPO Warrants will ever be in the money prior to their expiration and, as such, the IPO Warrants may expire worthless.

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

Due to the disparate voting powers attached to these two classes of Ordinary Shares, Mr. Peng Zhang beneficially own all of our issued Class B Ordinary Shares and he is able to exercise 84.54% of the total voting power of our issued and outstanding share capital as of December 31, 2025. You will experience further dilution to the extent that additional Class B Ordinary Shares are issued in the future. As a result, our founders will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

We have a total of 1,190,317 Class A Ordinary Shares outstanding. All shares issued in the Business Combination are freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including our directors, officers and other certain shareholders.

Upon the expiration or waiver of the lock-ups described above, shares held by the Investors and certain other shareholders of us will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144, when such rule becomes applicable to us. In addition, pursuant to the New Registration Rights Agreement, the Investors and certain other shareholders will have the right, subject to certain conditions, to require us to register the sale of their Ordinary Shares under the Securities Act. By exercising their registration rights and selling a large number of shares, these shareholders could cause the prevailing market price of our Class A Ordinary Shares to decline. Immediately after completion of the Business Combination, the shares covered by registration rights represent approximately 35% of the outstanding Ordinary Shares (including both Class A and Class B Ordinary Shares).

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

Outstanding IPO Warrants to purchase an aggregate of 2,244,485 our Class A Ordinary Shares have become exercisable. Each IPO Warrant entitles the holder thereof to purchase one of our Class A Ordinary Shares at a price of $172.5 per whole share, subject to adjustment. IPO Warrants may be exercised only for a whole number of our Class A Ordinary Shares. To the extent such IPO Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of our Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Class A Ordinary Shares.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the requirements of the Nasdaq; these practices may afford fewer protection to shareholders than they would enjoy if we complied fully with the Nasdaq.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer including, among others:

●	a nomination and corporate governance committee composed entirely of independent directors;

●	a compensation committee composed entirely of independent directors;

●	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

●	the requirement to hold an annual general meeting of shareholders;

●	have regularly scheduled executive sessions with only independent directors; or

●	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

We are obliged to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of our Ordinary Shares.

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

In connection with the audit of our consolidated financial statements as of December 31, 2024 and 2025, and for the years ended December 31, 2024 and 2025 in accordance with the standards established by PCAOB, we and our independent registered public accounting firms have identified two material weaknesses in our internal audit function which related to the absence of internal audit department with appropriate knowledge of Section 404 of the Sarbanes-Oxley Act requirements. We are committed to remediating our material weaknesses as promptly as possible. However, there can be no assurance as to when these material weaknesses will be remediated or that additional material weaknesses will not arise in the future. Even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report on financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the Ordinary Shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

Based on the fiscal year 2025 composition of our income, assets and operations and that of our subsidiaries, we do not expect to be a PFIC in the 2025 taxable year or in future taxable years, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of us and our subsidiaries’ income and assets, and the market value of us and our subsidiaries’ assets, from time to time. Specifically, for any taxable year a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of our gross income in that taxable year is passive income, or (2) 50% or more of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of us and our subsidiaries’ assets will be based, in part, on the quarterly market value of our Ordinary Shares, which is subject to change.

The determination of whether we or our subsidiaries will be or become a PFIC may also depend, in part, on how, and how quickly, we use liquid assets and the cash acquired from the Business Combination or otherwise. If we were to retain significant amounts of liquid assets, including cash, the risk of us being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the 2025 taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held Ordinary Shares.

If we were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares. For example, if we are a PFIC, U.S. Holders of our Ordinary Shares may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure any investor that we will not be a PFIC for the 2025 taxable year or any future taxable year. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.

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

Our principal place of business is located at c/o #266A South Bridge Road, #02-01 Singapore (058815). Our telephone number at this address is (+65) 9656 5641. Our registered office in the Cayman Islands is located at the offices of 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. We maintain our website at https://saiheat.com/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Annual Report.

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

Our business primarily consists of sales of products and mining revenue, which accounted for approximately 69% and 31% of our total revenue, respectively, for the fiscal year ended December 31, 2025. Since our founding in 2019, we have been committed to developing comprehensive energy-saving bitcoin mining solutions that can optimize the major costs of the operation and promote clean energy transition for our clients. The uniqueness of our solutions is that we use proprietary liquid cooling and waste heat recovery technology for bitcoin mining activities, which utilizes waste heat generated from bitcoin mining operation at up to 97% thermal efficiency to provide recycled energy in form of hot water to potential heating demand customers. Our mission is to become the sustainable distributed crypto asset mining operator and heating supplier globally, while simultaneously promote the clean energy transition of the bitcoin mining, power and heating industries.

As of the date of this Annual Report, our mining revenue involved one datacenter, which consisted of 734 bitcoin mining machines, in Marietta, Ohio, the United States (“SAI NODE Marietta”), with a hash rate of approximately 110.85 PH/s. We possessed a total of 110.85 PH/s of managing hash rate as of the date of this Annual Report.

Below is a summary listing our current mining revenue:

Project Name	Location	Fleet Size	Operating Hash Rate	Power
SAI NODE Marietta	Marietta, OH, U.S.	734	110.85 PH/s	2.81 MW
Total		734	110.85 PH/s	2.81 MW

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

Our Operations and Services

Sale of Products

We sell high-performance crypto asset mining machines and outdoor computing infrastructure containers to our customers. Sale of equipment that we have purchased allows us to capture price opportunities on the crypto asset mining machine market. For the fiscal year ended December 31, 2023, 2024 and 2025, we generated $4.80 million, $2.50 million and $3.12 million in revenue, respectively, from sale of equipment.

Hosting Service

We provide bitcoin mining machine hosting service based on cloud-computing, including hosting, logistics, and maintenance service to our customers, through collaboration with third-party datacenter partners. For the fiscal year ended December 31, 2023, 2024 and 2025, we generated $0.37 million, $0.05 million and nil in revenue, respectively, from hosting service. In 2025, customers suspended the operation of their mining machines following the Bitcoin halving event and didn’t procure new mining machines during the year.

Mining Pool Service

We provide mining pool service to our customers using Sai.plus, our mining pool. We collect mining rewards from the mining pool and allocate mining rewards to each pool participants, mainly our hosting clients. For the fiscal year ended December 31, 2023, 2024 and 2025, we generated $0.31 million, $0.07 million and nil in revenue, respectively, from mining pool service. In 2025, customers suspended the operation of their mining machines following the Bitcoin halving event and didn’t procure new mining machines during the year.

Mining Revenue

We engage in cryptocurrency mining operation, primarily Bitcoins, for our own account. Bitcoin mining operation is one of the two common ways for people to obtain bitcoins, besides purchasing bitcoins from someone else on primary or secondary market. Self-mining allows us to obtain bitcoins at a cost lower than purchasing bitcoin from someone else, and to retain the appreciation potential of Bitcoin to support our ongoing expansion and operation. For the fiscal year ended December 31, 2023, 2024 and 2025, we generated $1.30 million, $2.92 million and $1.41 million in revenue, respectively, from our mining revenue. We build our own mining facilities, or contract third-party datacenter partners, to deploy our fleet of bitcoin mining machines. In August 2025, the Company ceased its mining operations in Mexico.

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

On April 20, 2023, we launched our second generation product line, ULTIAAS, later named as ULTIWIT System. The product line initially contained three models, TANKBOX, RACKBOX and HYDROBOX, which were all equipped with liquid cooling capabilities.

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

In December 2024, the Company entered into a sales agreement to supply 40MW of cutting-edge liquid-cooling container products to one of the subsidiaries of Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer”), a company listed on the Nasdaq. The liquid-cooling containers are designed to host Bitdeer’s high-performance SEALMINER mining rigs and will be deployed at its new data center. The delivery was completed in early April 2025, and the overall deployment was fully completed in August 2025. The smooth implementation of the contracts will further enhance the Company’s infrastructure layout capabilities in overseas markets.

In March 2025, we took participation in the 1CP (AEP’s Critical Peak) program, a strategic initiative designed to reduce electricity costs for energy-intensive industries. By joining the 1CP program, SAIHEAT could gain access to a more cost-efficient energy pricing structure, allowing the company to strategically manage its power consumption during peak demand hours. This initiative is expected to lower operational expenses and further enhance SAIHEAT’s position as an industry leader in sustainable, cost-effective mining and high-performance computing.

In May 2025, we have received the Invention Patent Authorization Notice for its proprietary “Control Rod Drive Mechanism for Small Modular Pressurized Water Reactors (SMRs).” This breakthrough innovation enhances core reactivity control in next-generation SMRs through a compact design, superior precision, and robust reliability, significantly improving operational safety and flexibility in nuclear power plants.

In June 2025, the International Atomic Energy Agency (“IAEA”) has officially approved SAIHEAT as a vendor of small modular reactors (“SMRs”), endorsing the conceptual design and reactor description submitted by the Company. This recognition by the IAEA paves the way for future global deployment of SAIHEAT’s SMRs technology and reinforces the company’s commitment to sustainable, secure, and innovative nuclear power solutions.

In Nov 2025, we have secured the patent for “Waste Heat Recovery System and Method”. This innovation focuses on the waste heat recovery and utilization field, aiming at the industry pain point where mainstream server or chip cooling solutions directly discharge a large amount of heat carried by the cooling medium, resulting in significant energy waste. This innovation innovatively constructs a system architecture consisting of a heat generation end, a waste heat utilization end, a cooling end, and a control end, where the control end precisely adjusts the distribution ratio of the heat carried by the cooling medium between the waste heat utilization end and the cooling end by changing the opening degrees of the two valves, realizing the efficient recovery and utilization of waste heat from the heat generation end and greatly improving energy utilization efficiency.

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

Cryptocurrency Market

The market for crypto assets has grown exponentially. In 2017, there were an estimated 2.7 million users of crypto assets, whereas based on estimates provided by blockchain service provider TripleA, estimated global crypto users will reach 420 million in the year of 2023. Bitcoin’s daily exchange volume has grown from $92 million in January 2017 to more than $90 billion in February 2024. The initial exchange rate recorded on October 5, 2009 was one bitcoin equaled $0.000764. Bitcoin remains the leading crypto asset in terms of market capitalization, which, based on data sourced from ycharts.com, exceeded $1.7 trillion as of December 2025. By December 2025, the price of one bitcoin increased to over $88,000 according to coinmarketcap.com, highlighting the extremely volatile nature of bitcoin. Currently, mining and purchasing from the secondary market are the major ways of acquiring crypto.

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

According to data sourced from glassnode.com, the Bitcoin Network hash rate has increased from 1.03 EH/s at the beginning of 2016 to 1000 EH/s by the February of 2025, with a CAGR of 114.74%. Subsequently, the Bitcoin Network hash rate peaked over 1,161 EH/s in October of 2025.

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

Bitcoin Distribution

Bitcoin is finite in its supply of a total number of 21 million, with 20.01 million currently in circulation. Thus, it is a scarce asset that can potentially serve to hedge various forms of inflation. Compared with high storage and transport costs of gold, bitcoin requires no transport costs and has a transparent and diminishing supply schedule.

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

In November 2025, we secured a patent for our “Waste Heat Recovery System and Method,” which represents a significant advancement in our intellectual property portfolio. This patented innovation addresses a critical industry pain point where mainstream server and chip cooling solutions directly discharge large amounts of heat carried by the cooling medium, resulting in significant energy waste.

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

AI Liquid- Cool Infrastructure

To seize the dual opportunities of the explosive growth of AI computing power and the transformation of green data centers, we continue to focus on advancing the business layout of AI liquid - cooling infrastructure. We are pressing ahead with the launch of products such as “liquid - cooled container data centers” and “integrated liquid- cooled cabinets”, and pushing forward the development of a full - stack liquid- cooling solution. Building on the 20-foot cold-plate liquid- cooled container data center product with a power capacity of 1 MW and the 100 - KW integrated liquid - cooled cabinet launched by our Company in 2024, relevant implementation work is steadily underway. The innovations in “high - density heat dissipation design” and “waste heat utilization” enable the achievement of an annual average PUE (Power Usage Effectiveness) ≤ 1.15. This significantly reduces energy consumption costs and meets the training requirements of trillion-parameter large models. Relying on the growing global demand for AI data centers, our Company will accelerate technological iterations, deepen cooperation with leading Internet companies and operators, expand the global market simultaneously, and enhance our overall competitiveness. In addition, in line with the heat dissipation requirements of next- generation high- power AI chips such as NVIDIA GB200, our liquid- cooled products have passed batch verification of key components such as CDU (Cooling Distribution Unit) and pipelines, laying the foundation for a significant increase in performance in 2026. Through the above-mentioned layout, our Company’s liquid- cooling business is expected to become an important growth pole in the field of AI infrastructure, simultaneously promoting a dual breakthrough in green computing power and global market penetration.

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

As of December 31, 2025, we owned nine patents in connection with our existing and planned blockchain and cryptocurrency related operations. We expect to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we may in the future develop certain proprietary software applications for purposes of our cryptocurrency mining operation.

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

Government Regulations

We operate and plan to operate in a complex and rapid evolving regulatory environment and expects to be subject to a wide range of laws and regulations as well as similar entities in other countries. Other regulatory bodies, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business.

Regulations may substantially change in the future, and we cannot predict how future regulations will apply to our business, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws and further regulation by U.S. government and other agencies, which may affect mining and other activities. For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, see “Risk Factors — Risks Related to Government Regulation Regulatory Framework”.

Recent Developments

Innovation in the Waste Heat Recovery and Utilization Field

We had secured the patent for “Waste Heat Recovery System and Method” in November 2025. This innovation focuses on the waste heat recovery and utilization field, aiming at the industry pain point where mainstream server or chip cooling solutions directly discharge a large amount of heat carried by the cooling medium, resulting in significant energy waste. This innovation innovatively constructs a system architecture consisting of a heat generation end, a waste heat utilization end, a cooling end, and a control end, where the control end precisely adjusts the distribution ratio of the heat carried by the cooling medium between the waste heat utilization end and the cooling end by changing the opening degrees of the two valves, realizing the efficient recovery and utilization of waste heat from the heat generation end and greatly improving energy utilization efficiency.

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

D. Property, Plant and Equipment

We are a remote-only company. Accordingly, we have not designated any specific office as our headquarters. Our main business activities are conducted in the United States. Our offices, research and development and manufacturing facilities are located in Singapore and mainland China, where we occupy approximately 462 square meters. The lease for our research and development and manufacturing facilities expired in October 2025, and was renewed for another year. We have also leased the plot of land on which we have developed SAI NODE Marietta, the lease for this land began in April 2023, and will expire in March 2033. Our monthly total rent payments globally are approximately $10,711.

Note Regarding Change in Auditors

Subsequent to the end of the fiscal year ended December 31, 2025, on March 30, 2026, the Company changed its independent registered public accounting firm from Audit Alliance LLP to Assentsure PAC. See “Item 16A. Audit Committee” for further details.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion of our financial condition and results of operations in conjunction with the section entitled “Business” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this registration statement. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

In 2025, we adopted a holding strategy, retaining all bitcoin mined in our operations. We pledged the mined bitcoin as collateral to secure the necessary operational funds. As of December 31, 2025, we had pledged 62 bitcoins to obtain a loan of $3.68 million.

Our net revenues were $4.52 million, $5.54 million and $6.78 million for years ended December 31, 2025, 2024 and 2023, respectively.

Our net loss was $6.45 million, $5.89 million and $6.12 million for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Ability to Acquire Customers Effectively

Our ability to increase the hosting clients and sales of products largely depends on our ability to attract potential clients through sales and marketing efforts. Presently, we owned and operate Bitcoin Mining Operations in North American located in Marietta, state of Ohio in the United States. We also constructed vertical agricultural Greenhouse and fish farming pond pools which were heated by the hot water generated from Bitcoin Mining. Our products and solutions can reduce aggregate carbon emissions compared to traditional stand-alone heating and bitcoin mining while also reducing the mining operation costs by potentially selling the waste heat. It will attract a large number of institutional investors.

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

The regulatory environment is subject to potential substantial changes in the future, making it presently impossible to ascertain their application and effectiveness on our business. While we anticipate increased scrutiny from regulators in 2026 and beyond regarding bitcoin mining, the impact of these regulations on our operations remains uncertain. As the legal and regulatory environment continues to evolve, we may be subjected to new laws and regulations enforced by agencies such as the SEC, potentially affecting our mining activities. Furthermore, state and local regulations play a crucial role in determining suitable locations for our mining operations. Although Ohio currently offers favorable regulatory environments for bitcoin miners compared to other states, expanding into new areas may expose us to additional state and local regulatory requirements.

As of the date of this Annual Report, our mining revenue consists of one data-center in Marietta, Ohio, the United States (“SAI NODE Marietta”), which consist of 734 bitcoin mining machines and has a hash rate of approximately 110.85 PH/s. We possessed a total of 110.85 PH/s of managing hash rate as of the date of this Annual Report. Considering our review of global bitcoin mining industry and changing regulatory framework in different countries, we are currently focusing on expansion opportunities primarily in North American and Central Asia countries.

Factors Affecting Block Rewards and Bitcoin Transaction Fees

Block rewards are fixed, and the bitcoin network is designed to periodically reduce them through halving. After the halving event of April 2024, the current rewards are fixed at 3.125 bitcoin per block plus transaction fees, and it is estimated that it will halve again to 1.5625 bitcoin in 2028.

Market Price of Bitcoin

Our business is heavily dependent on the spot price of bitcoin. The prices of cryptocurrencies, specifically bitcoin, have experienced substantial volatility, which may reflect “bubble” type volatility, meaning that high or low prices may have little or no merit, may be subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Bitcoin (as well as other cryptocurrencies) may have value based on various factors, including their acceptance as a means of exchange by consumers and producers, scarcity, and market demand. As of December 31, 2025, we held a total of 105.63 bitcoins, of which 62.47 bitcoins were classified as restricted crypto assets (not available for immediate use or disposition), and 43.16 bitcoins were classified as crypto assets, which represent a decrease  compared to a total of 115.33 bitcoins as of December 31, 2024. Since 2023, the Company adopted ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets (ASU 2023-08), which requires entities to measure crypto assets at fair value (the “fair value model”) with changes recognized in income each reporting period. During the year ended December 31, 2025, the Company recognized a  gain on crypto assets of $0.59 million   under the new fair value model.

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

Non-GAAP Financial Measures

We are providing supplemental financial measures for non-GAAP net income from operations that excludes the impact of share-based compensation expense, loss from disposal of property and equipment, impairment losses on long-lived assets and inventories, depreciation of fixed assets and amortization of intangible assets. This supplemental financial measure is not measurement of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, this supplemental financial measure may not be comparable to similarly titled measures of other companies. Management uses this non-GAAP financial measure internally to help understand, manage, and evaluate our business performance and to help make operating decisions.

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

The following is a reconciliation of our non-GAAP net (loss) income for the years ended December 31, 2025, 2024 and 2023 respectively, which excludes the impact of (i) share-based compensation expense, (ii) loss from disposal of property and equipment, (iii) depreciation of fixed assets and amortization of intangible assets (dollars in thousands):

	For the years ended December 31,
	2023	2024	2025
Reconciliation of non-GAAP net (loss) income:
Net (loss) income	$(6,120)	$(5,886)	$(6,454)
Share-based Compensation Expense	2,641	3,458	25
Loss from disposal of property and equipment	402	2	(3)
Assets impairment loss	138	-	1,557
Depreciation and amortization expenses	1,347	1,655	1,430
Non-GAAP net (loss) income	$(1,592)	$(771)	$(3,445)

Results of Operations

For the years ended December 31, 2024 and 2025

The following table shows key components of our results of operations for the years ended December 31, 2024, and 2025, in dollars and as a percentage of fluctuations (dollars in thousands).

	For the years ended December 31,		Change
	2024	2025	Amount	%
Revenues
Sales of products	$2,503	$3,116	$613	24
Hosting service	52	—	(52)	(100)
Mining pool	69	—	(69)	(100)
Mining revenue	2,919	1,406	(1,513)	(52)
Total revenues	5,543	4,522	(1,021)	(18)
Cost of revenues
Sales of products	2,276	3,391	1,115	49
Hosting service	38	—	(38)	(100)
Mining pool	68	—	(68)	(100)
Mining revenue	4,171	3,477	(694)	(17)
Total cost of revenues	6,553	6,868	315	5
Gross loss	(1,010)	(2,346)	(1,336)	132

Selling and marketing expenses	284	279	(5)	(2)
General and administrative expenses	5,973	2,424	(3,549)	(59)
Research and development expenses	642	217	(425)	(66)
Impairment losses of assets	—	1,557	1,557	100
Total operating expenses	6,899	4,477	(2,422)	(35)

Loss from operations	(7,909)	(6,823)	1,086	(14)
Other income(expense), net	2,023	369	(1,654)	(82)
Profit(loss) before income tax expense	(5,886)	(6,454)	(568)	10
Income tax expenses	—	—	—	0
Net Loss	(5,886)	(6,454)	(568)	10
Foreign currency translation gain	(25)	30	55	(220)
Total comprehensive loss	$(5,911)	$(6,424)	$(513)	9

Revenues

Sales of products. Sales of equipment represents the sales of high-performance crypto asset mining machines and outdoor computing infrastructure container to end customers. The revenue of sales of equipment was $2.5 million and $3.12 million for the years ended December 31, 2024 and 2025, respectively, increased by $0.61 million, or 24%. The increase in sales of equipment revenue was mainly due to the mature application of outdoor computing infrastructure containers, which boosted market acceptance and corresponding product sales volume.

Hosting service. Hosting service represented the provision of hosting service and daily maintenance of servers to customers. The hosting service revenue decreased by $0.05 million, or 100%, from $0.05 million for the year ended December 31, 2024 to nil million for the year ended December 31, 2025. The reason for the decrease in hosting service revenue in 2025 is that customers suspended the operation of their mining machines following the Bitcoin halving event and didn’t procure new mining machines during the year.

Mining pool. Mining pool service income represents revenues from the Company’s self-owned Sai.plus mining pool which was started in 2021, representing mining rewards from Sai.plus mining pool. The Company allocates mining rewards to each pool participant, mainly our hosting clients, net of the pool operator fees based on the sharing mechanism predetermined and records as cost of mining pool revenue. Mining pool service revenue decreased by $0.07 million, or 100%, from $0.07 million for the year ended December 31, 2024 to nil million for the year ended December 31, 2025. The reason for the decrease in mining pool revenue in 2025 is that hosting customers using our pool chose to shut down miners due to block reward halving events, resulting in the decrease in our mining pool revenue.

Mining revenue. Mining revenue represents mining rewards generated from the Company’s self-owned mining machines. The mining revenue decreased by $1.5 million, or 52%, from $2.92 million for the year ended December 31, 2024, to $1.41 million for the year ended December 31, 2025, reflecting the increase in network hash rate, the resulting decline in mining rewards per unit of hash power, and the shutdown of the Company’s mining operations in Mexico in August 2025.

Cost of revenues

Cost of revenues primarily included the cost for the purchase of high-performance crypto asset mining machines and outdoor computing infrastructure container, energy and the direct costs incurred for the provision of hosting service and mining rewards allocated to each provider of pool participant in exchange for their computing power contributed to the mining pool.

The cost of revenues increased by $0.32 million or 5%, from $6.55 million for the year ended December 31, 2024, to $6.87 million for the year ended December 31, 2025. The increase in cost of revenues was attributed to a $1.12 million rise in procurement costs related to sales, partially offset by a $0.69 million decrease in mining-related operating costs.

Gross loss  and gross margin

Our gross loss for the year ended December 31, 2025, was $2.35 million compared to gross loss of $1.01 million for year ended December 31, 2024. Gross loss as a percentage of revenue (“gross margin”) was 52% for the year ended December 31, 2025, compared to gross loss as a percentage of revenue was 18% for the year ended December 31, 2024. The gross loss was mainly attributable to the higher costs of mining revenue and the adverse impact of value-added tax (VAT) obligations in certain jurisdictions, which directly increased the cost of revenues.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salary and benefits expense, advertising expenses, office related expenses, after-sales service expenses and travelling expenses to participate in marketing activities. Selling and marketing expenses remained relatively stable, decreasing slightly by $0.005 million or 2%, from $0.284 million for the year ended December 31, 2024, to $0.279 million for the year ended December 31, 2025.

General and administrative expenses

Our general and administrative expenses mainly represented salaries and bonus, office related expenses and professional service fees. General and administrative expenses decreased by $3.55 million, or 59%, from $5.97 million for the year ended December 31, 2024, to $2.42 million for the year ended December 31, 2025. The decrease was mainly attributable to a decrease of $3.0 million share-based payment expense, a decrease of $0.47 million salaries and bonus, a decrease of $0.22 million depreciation cost, a decrease of $0.24 million office related expenses and offset by a increase of $0.38 million professional service fees.

Research and development expenses

Our research and development expenses mainly represented the cost related to our new product research and development. Research and development expenses decreased by $0.42 million, or 66%, from $0.64 million for the year ended December 31, 2024, to $0.22 million for the year ended December 31, 2025. The decrease was primarily attributable to a decrease of $0.41 million share-based payment expense and a decrease of $0.01 million travelling expenses.

Impairment losses of assets

The impairment losses of assets increased by $1.56 million in 2025, or 100%, from $0 for the year ended December 31, 2024 to $1.56 million for the year ended December 31, 2025, mainly due to the decrease in BTC price.

Other income/(expense), net

Other income decreased by $1.65 million, or 82%, from $2.02 million for the year ended December 31, 2024, to $0.37 million for the year ended December 31, 2025. The decrease was mainly attributable to a decrease of $1.32 million change in fair value of crypto assets and an increase of $0.17 million interest expense.

Net loss

As a result of the foregoing, we had net loss of $6.45 million for the year ended December 31, 2025, and net loss of $5.89 million for the year ended December 31, 2024.

For the year ended December 31, 2023 and 2024

The following table shows key components of our results of operations for the years ended December 31, 2023, and 2024, in dollars and as a percentage of fluctuations (dollars in thousands).

	For the years ended December 31,		Change
	2023	2024	Amount	%
Revenues
Sales of products	$4,802	$2,503	$(2,299)	(48)
Hosting service	366	52	(314)	(86)
Mining pool	308	69	(239)	(78)
Mining revenue	1,300	2,919	1,619	125
Total revenues	6,776	5,543	(1,233)	(18)
Cost of revenues
Sales of products	4,290	2,276	(2,014)	(47)
Hosting service	329	38	(291)	(88)
Mining pool	308	68	(240)	(78)
Mining revenue	1,392	4,171	2,779	200
Total cost of revenues	6,319	6,553	234	4
Gross profit/(loss)	457	(1,010)	(1,467)	(321)

Selling and marketing expenses	1,134	284	(850)	(75)
General and administrative expenses	5,703	5,973	270	5
Research and development expenses	853	642	(211)	(25)
Impairment losses of assets	138	—	(138)	(100)
Total operating expenses	7,828	6,899	(929)	(12)

Loss from operations	(7,371)	(7,909)	(538)	7
Other income(expense), net	1,251	2,023	772	62
Profit(loss) before income tax expense	(6,120)	(5,886)	234	(4)
Income tax expenses	—	—	—	0
Net Loss	(6,120)	(5,886)	234	(4)
Foreign currency translation gain	(56)	(25)	31	(55)
Total comprehensive loss	$(6,176)	$(5,911)	$265	(4)

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

Gross profit/(loss)  and gross margin

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

Impairment losses of assets

The impairment losses of assets decreased by $0.14 million in 2024, or 100%, from $0.14 million for the year ended December 31, 2023 to nil  for the year ended December 31, 2024.

There was no impairment losses of assets in 2024, attributable to the increase in BTC price.

Other income/(expense), net

Other income increased by $0.8 million, or 62%, from $1.25 million for the year ended December 31, 2023, to $2.02 million for the year ended December 31, 2024. The increase is mainly attributable to an increase of $1.25 million change in fair value of crypto assets.

Net loss

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for credit losses, impairment losses for long-lived assets including intangible assets, impairment loss for crypto assets, valuation allowance for deferred tax assets, allowance for inventory obsolescence, estimated forfeiture rate in calculation of share-based payment, estimated interest rate on calculation of operating lease. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

	As of December 31, 2024	As of December 31, 2025
Balance sheet items, except for equity accounts	7.1884	7.0288

	For the Years Ended December 31,
	2023	2024	2025
Items in the consolidated statements of operations and comprehensive (loss)/income, and cash flows	7.0422	7.1205	7.1440

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

Sales of products. Revenues are generated from sales of products when we act as principal for the sales of high-performance crypto asset mining machines and outdoor computing infrastructure containers to end customers. We present the revenue generated from our product sales on a gross basis as we have control of the goods and have the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, we also assess whether we are primarily obligated in these transactions, are subject to inventory risk, have latitude in establishing prices, or have met several but not all of these indicators. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring control of products to customers. Consideration from product sales is recorded net of value-added tax. The installation, commissioning, and after-sales support services provided to customers are considered immaterial in the context of the overall contract and don’t represent distinct performance obligations; accordingly, they are not accounted for separately but are bundled with the product delivery for revenue recognition purposes. Revenue from product sales is recognized at the point in time when control of the product transfers to the customer, which occurs upon customer acceptance following successful installation and commissioning.

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

Crypto assets held are accounted for at fair value, with changes in fair value recognized in earnings in each reporting period. The Company has elected to apply the measurement alternative under ASC 350-60, as amended by ASU 2023-07, which permits crypto assets to be measured at fair value on a prospective basis. Because crypto assets are carried at fair value, cost flow assumptions such as first-in, first-out (FIFO). Upon sale, the carrying amount of the crypto asset is equal to its fair value immediately prior to disposal, and any difference between proceeds and carrying amount (typically attributable to transaction fees) is recognized in earnings.

ASC 350-60 provides guidance on classifying proceeds from bitcoin and concludes that bitcoin converted nearly immediately into cash would qualify as cash flows from operating activities. All other sales would qualify as investing activities. The Company evaluates its sales of bitcoin and will record crypto assets sold nearly immediately as operating cash flows and the remainder will be recorded as investing activities. During the year ended December 31, 2025, all proceeds from bitcoin sales were classified as investing activities.

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

For the years ended December 31, 2025, 2024 and 2023, we did not have any material interest or penalties associated with tax positions. We did not have any significant unrecognized uncertain tax positions as of December 31, 2024 and 2025. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

Impairment losses of Assets

The Company evaluates all assets, including inventory and long-lived assets, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be fully recoverable.

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

Inventory is measured at the lower of cost and net realizable value. Provisions are made for slow-moving, obsolete or impaired inventory, with related impairment losses recorded in the current period.

All asset impairment losses are recognized in the consolidated statements of operations when incurred.

Recently Issued or Adopted Accounting Standards

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement may affect the Company’s financial reporting, the Company undertakes an analysis to determine any required changes to its Consolidated Financial Statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides an optional practical expedient when applying the guidance related to the estimate of expected credit losses for current accounts receivables and current contract assets resulting from transactions arising from contracts with customers. The new standard is effective for the Company for its annual periods beginning January 1, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

In September 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal Use Software (“ASU 2025-06”). ASU 2025-06 eliminates accounting consideration of software project development stages and clarifies the threshold applied to begin capitalizing costs. The new standard is effective for the Company for its annual and interim periods beginning January 1, 2028, and permits prospective, modified prospective, retrospective or early adoption. The Company is currently evaluating the impact of adopting the standard.

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

Internal Control over Financial Reporting

Prior to the Business Combination, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, We and our independent registered public accounting firms identified two material weakness in our internal control over financial reporting as of December 31, 2025 and 2024. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

As a company with less than $4.52 million in revenue for our last fiscal year, we qualify as an “Emerging Growth Company” pursuant to the JOBS Act. An Emerging Growth Company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the Emerging Growth Company’s internal control over financial reporting.

B. Liquidity and Capital Resources

For the year ended December 31, 2025, we had a net loss of $6.45 million and net cash outflow in operating activities of $7.62 million. As of December 31, 2025, our consolidated current assets exceeded our consolidated current liabilities by $6.36 million, we had cash and cash equivalents of $0.20 million, crypto assets and stablecoin assets assets of $4.0 million, and accumulated deficit of $44.3 million. We believe our current cash and crypto assets on hand is sufficient to meet our operating and capital requirement for at least the next twelve months from the date these financial statements are issued.

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

Cash Generating Ability

Our cash flows were summarized below (in thousands):

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
Net cash used in operating activities	$(3,125)	$(5,554)	$(7,617)
Net cash (used in) provided by investing activities	(4,897)	1,347	5,164
Net cash provided by financing activities	9	2,115	1,565
Effect of exchange rate changes on cash and cash equivalents	(26)	(5)	11
Net increase in cash and cash equivalents	$(8,039)	$(2,097)	$(877)
Cash and cash equivalents at the beginning of the period	$11,215	$3,176	$1,079
Cash and cash equivalents at the end of the period	$3,176	$1,079	$202

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was $7.62 million, as compared to $5.55 million used in operating activities for the year ended December, 2024. For the year ended December 2025, the cash outflow mainly reflected net loss of $6.45 million with an add-back of impairment of long-lived assets of $1.35 million, impairment of inventories of $0.21 million, depreciation and amortization expense of $1.43 million, ROU amortization of $0.12 million, partially offset by an increase in changes in fair value of crypto assets of $0.59 million, and net changes in our operating assets and liabilities, principally comprising of an increase in Changes in Cryptocurrencies of $1.41 million, a decrease in deposits and prepayments and other current assets of $1.02 million, an increase of restricted crypto assets of $2.44 million, and an increase in advances from customers of $0.87 million.

Net cash used in operating activities for the year ended December 31, 2024 was $5.6 million, as compared to $3.1 million used in operating activities for the year ended December, 2023. For the year ended December 2024, the cash outflow mainly reflected net loss of $5.9 million with an add-back of share-based payment of $3.5 million, depreciation and amortization expense of $1.7 million, ROU amortization of $0.2 million, partially offset by an increase in changes in fair value of crypto assets of $2.0 million, and net changes in our operating assets and liabilities, principally comprising of an increase in Restricted crypto assets of $3.0 million, an increase in inventories of $0.7 million, an increase in deposits and prepayments and other current assets of $0.8 million, and a decrease in account receivables of $0.9 million.

Our operating activities are denominated in U.S. dollar for our operations outside of China and in Renminbi (“RMB”) for our research and development activities in China. Our agreements regarding hosting operations in Mexico are denominated in U.S. dollars and settled with both the customer and power supplier in U.S. dollars, not in Mexico peso. Thus, our operations are currently not exposed to the fluctuations of the  uMexico peso. Our agreements regarding mining revenue in United States are denominated in U.S. dollars.

Investing Activities

Cash inflow in investing activities for the year ended December 31, 2025 was $5.16 million, as compared to cash inflow $1.35 million for the year ended December 31, 2024. Cash inflow for the year ended December 31, 2025 mainly reflected the net purchase of cryptocurrencies of $4.95 million and proceed from sale of property and equipment of $0.24 million.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was $1.57 million, as compared to net cash inflow of $2.12 million for the year ended December 31, 2024. In 2025, the cash inflow reflected short-term borrowings from the third party.

Net cash provided by financing activities for the year ended December 31, 2024 was $2.1 million, as compared to $0.009 million for the year ended December 31, 2023. In 2024, the cash inflow reflected short-term borrowings from the third party.

Capital Expenditures

We made capital expenditures of nil, $0.71 million and $5.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. In 2025, the Company didn’t acquire additional mining equipment or make significant investments in mining infrastructure. Given the current market environment and strategic focus on operational efficiency, we don’t anticipate significant capital expenditures in the near term. To meet working capital and operational funding requirements, the Company has selectively monetized a portion of its bitcoin holdings, which are held as a liquid treasury asset. We expect to continue using proceeds from the sale of crypto assets, together with cash generated from operating activities, to fund ongoing operations and limited capital needs over the next twelve months.

Bitcoin holdings as of December 31, 2025: On December 31, 2025, the Company held approximately 43 bitcoin with a carrying value of $3.8 million. On December 31, 2025, the fair value of a single bitcoin was approximately $88,301. As a result, the fair market value of the Company’s bitcoin holdings on December 31, 2025, was approximately $3.8 million. The Company expects that its future bitcoin holdings will generally increase but will fluctuate from time to time, both in number of bitcoins held and fair value in US dollars, depending upon operating and market conditions. The Company intends to add to its bitcoin holdings primarily through its production activities and will also continue to sell bitcoin as a means of generating cash to fund monthly operating costs and for general corporate purposes.

Restricted crypto assets

As of December 31, 2025, in connection with a short-term borrowing of $3.68 million, the Company has pledged 62.2 bitcoins, which were acquired through the Company’s mining activities. These pledged bitcoins are presented as restricted digital assets on the consolidated balance sheets. In accordance with the Company’s accounting policy for crypto assets, these restricted digital assets are measured at fair value. As of December 31, 2025, the carrying value of the pledged bitcoins was approximately $5.5 million, based on a fair value of $88,301 per bitcoin. The Company intends to repay the short-term borrowing within one year to release the pledged bitcoins. Upon release, the Company may hold such bitcoins or sell them as a means of generating cash to fund operating costs and for general corporate purposes, depending on market conditions and the Company’s liquidity needs.

Contractual Obligations and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity. We are not aware of any material pending or threatened claims and litigation since January 1, 2023, and through December 31, 2025.

Below is a table setting forth all our contractual obligations as of December 31, 2025. As of the date, the Company’s contractual obligations consist solely of operating lease obligations.

	Payment Due by Period
	Total	Less than 1 year	More than 1 year
Operating lease obligations	$514,866	$82,890	$431,976
Total	$514,866	$82,890	$431,976

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

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, other receivables in deposits, prepayments and other current assets, net and amount due from related parties, stablecoin assets. As of December 31, 2024, and December 31, 2025, all of our cash and cash equivalents were held by major financial institutions located in Mainland China, United States and Singapore. We believe that these financial institutions are of high credit quality. For accounts receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable is significantly reduced. For amounts due from related parties and other receivables in deposits, prepayments and other current assets, we provide advances to the officers and third parties for daily operation. For stablecoin assets, we monitor the market closely, to ensure the credit risk of stablecoin assets can be detected when occurred, and adequate impairment is made when necessary. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Customer Concentration Risk

For the year ended December 31, 2025, one customer accounted for 65% of our total revenues. For the year ended December 31, 2024, two customers accounted for 20% and 16% of our total revenues. For the year ended December 31, 2023, three customers accounted for 33%, 23% and 17% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025, one customer accounted for 100% of the total balance of our accounts receivable. As of December 31, 2024, one customer accounted for 100% of the total balance of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of December 31, 2025 and 2024.

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

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing monetary asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we have not entered into, but in the future, we may enter into, derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the effect hedging activities would have on our results of operations. Foreign currency exchange net gain of $0.03 million was recognized in 2025, compared to net losses of $0.03 million and $0.06 million in 2024 and 2023, respectively.

Inflation risk

Inflation has not materially affected our results of operations in the past. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2025, 2024 and 2023 were increases of 0.8%, 0.5% and 0.2%, respectively. According to US Inflation Calculator, the annual inflation rate of the United States for 2025, 2024 and 2023 were 2.7%, 3% and 3.4%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if jurisdictions where we conduct our business experiences higher rates of inflation in the future.

C. Research and Development, Patents and Licenses

Please refer to “Item 4. Information of the Company—B. Business Overview—Research and Development” for details.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Major Factors Affecting Our Results of Operations” for details.

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

Directors and Executive Officers	Age	Position/Title
Jianwei Li (1)(5)	31	Chief Executive Officer/ Chair of the Board
Hao Ge	34	Director
Lulu Zhou (2)(4)(5)(6)	56	Independent Director
Junfei Ren (4)(6)	32	Independent Director
Tianshi Yang (3)(4)(5)(6)	35	Independent Director

(1)	Chairman of Compensation Committee

(2)	Chairman of the Audit Committee

(3)	Chairman of Nominating & Corporate Governance Committee

(4)	Member of the Audit Committee

(5)	Member of the Compensation Committee

(6)	Member of the Nominating & Corporate Governance Committee

Executive Officers

Directors

Jianwei Li serves as the chief executive officer and chair of the board. He serves as the founding and managing partner of Zhencheng Capital, a venture capital firm specializing in early-stage technology investments since May 2016. From May 2015 to May 2016, Mr. Li served as a Partner at ZhenFund, an early-stage investment firm. From July 2011 to May 2015, Mr. Li served as Vice President at Sequoia Capital China and led the investments in AI hardware and enterprise software sectors. From February 2007 to June 2011, Mr. Li served as the Vice President at Fidelity Growth Partners Asia and oversaw investments in the telecommunications, media and technology sector. Prior to that, Mr. Li was a consultant at Boston Consulting Group from July 2004 to January 2007. Mr. Li holds a Bachelor’s degree and a Master’s degree from Beijing University of Posts and Telecommunications. He has a demonstrated a track record of successful venture capital investments in disruptive technologies, including Cloud/SaaS/AI/Robotics/Drone/Network security. Mr. Li currently holds director ship of over 30 start-up companies.

Hao Ge serves as a director. Mr. Ge was the co-founder of KuaiYouHuYu, a mobile gaming company since April 2018. He also serves as the investment advisor to Zhencheng Capital, a venture capital firm specializing in early-stage technology investments since May 2016. Prior to that, he was the CEO of Shanqian Technology from November 2015 to December 2016, a company providing electronic signature management systems. After that, he was the CEO of RenCaiYi, a company providing human resources SaaS management system, from January 2017 to December 2018. During September 2014 to September 2015, he initiated his career at Oracle as a software engineer, where he was involved in developing AIoT cloud service. Mr. Ge holds a bachelor’s degree from Illinois Wesleyan University and a master’s degree in computer science from Carnegie Mellon University.

Lulu Zhou serves as our independent director, chair of the Audit Committee, member of Nominating & Corporate Governance Committee and member of the Compensation Committee. Ms. Zhou Currently holds the position of CFO at Alpha Power Solutions (Shanghai) Limited, responsible for the company’s financial strategic planning and capital market management. She has over a decade of extensive experience in the fields of financial management and auditing. Since 2003, Ms. Zhou has worked at KPMG, where she was engaged in audit and management consulting. Later she served successively as the Chief Financial Officer (CFO) of a Japanese listed company DeNA for it’s Greater China region, and CFO of a Chinese A-share listed company Senssun Co., Ltd. Ms. Zhou holds a Master of Business Administration (MBA) degree from Tsinghua University and is a Certified Public Accountant (CPA).

Junfei Ren serves as our independent director, member of the Nominating and Corporate Governance Committee and the Audit Committee. Ms. Ren is the Founder and Chief Executive Officer of Pando Finance Limited, responsible for the company’s strategic planning and comprehensive operational management. She has over a decade of extensive experience in financial services and asset management, and has held senior executive positions at Deutsche Börse Group, ZhenFund, and Huobi Group. In 2018, Ms. Ren founded Red Shore Capital, specializing in alternative asset investments and digital asset research. Ms. Ren holds a bachelor’s degree from Purdue University, master’s degrees from Stanford University and the University of Southern California, and an EMBA from Cheung Kong Graduate School of Business.

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

B. Compensation

For the year ended December 31, 2025, we and our subsidiaries paid aggregate cash compensation of US$0.16 million to our directors and executive officers as a group . This amount consisted only of cash and did not include any share-based compensation or benefits in kind. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

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

In connection with an entity’s merger or consolidation with SAIH or SAIH’s acquisition of an entity’s property or stock (including pursuant to the Business Combination Agreement), the Board may grant awards in substitution for any options or other share or share-based awards granted before the merger or consolidation by the acquired entity or its affiliate. Substitute awards will not count against the Share Reserve, except that Class A Ordinary Shares acquired by exercise of substitute incentive stock options will count against the maximum number of Class A Ordinary Shares that may be issued pursuant to the exercise of incentive share options (as set forth above).

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

Eligibility

Employees of SAIH and its affiliates, members of the Board, consultants and other non-employee service providers of SAIH and its affiliates are eligible to receive awards under the SAI Incentive Plan.

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

In connection with an entity’s merger or consolidation with SAIH or SAIH’s acquisition of an entity’s property or stock, the Board may grant awards in substitution for any options or other share or share-based awards granted before the merger or consolidation by the acquired entity or its affiliate. Substitute awards will not count against the 2023 Share Reserve, except that Class A Ordinary Shares acquired by exercise of substitute incentive stock options will count against the maximum number of Class A Ordinary Shares that may be issued pursuant to the exercise of incentive share options (as set forth above).

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

Director Independence

Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Tianshi Yang, Lulu Zhou, Junfei Ren qualify as independent as defined under the listing rules of Nasdaq. In addition, we are subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee and compensation committee, as discussed below.

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

Audit Committee

Our audit committee consists of Tianshi Yang, Lulu Zhou and Junfei Ren. Lulu Zhou is the chairman of our audit committee. Our board of directors has determined that all of the members of the Audit Committee currently satisfy the independence requirements and other established criteria of Nasdaq.

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

Compensation Committee

Tianshi Yang, Lulu Zhou and Jianwei Li serve as members of our compensation committee. Jianwei Li serves as chair of the compensation committee. Our board of directors has determined that Tianshi Yang and Lulu Zhou currently satisfy the independence requirements and other established criteria of Nasdaq.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Tianshi Yang, Lulu Zhou, Junfei Ren with Tianshi Yang acing as the chairman of our nominating and corporate governance committee.

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

D. Employees

Our ability to maintain a trained management team and other employees is critical to the success of our business. We had a total of 37, 34 and 16 employees as of December 31, 2023, 2024 and 2025, respectively. The table below sets forth the number of our employees categorized by function as of December 31, 2025.

Function	Number of employees
General management and Administration	11
Sales, Marketing and Operating	1
Technology and Product Development	3
Cost of revenues	1
Total	16

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

The percentages of shares beneficially owned is computed, respectively, on the bases of 1,190,317 Class A Ordinary Shares and  642,043 Class B Ordinary Shares currently outstanding and does not include 2,244,485 Class A Ordinary Shares issuable upon the exercise of the IPO Warrants.

	Class A Ordinary Shares	% of Class	Class B Ordinary Shares	% of Class	Voting Power**
Executive Officers and Directors (1):
Jianwei Li	—	—	—	—	—
Hao Ge	*	*	—	—	*
Lulu Zhou	—	—	—	—	—
Junfei Ren	—	—	—	—	—
Tianshi Yang	—	—	—	—	—
All directors and executive officers as a group (6 individuals)	*	*	—	—	* %
Five Percent or More Holders:
Peng Zhang(2)	13,333	1.12%	642,043	100%	84.54%
Energy Science Artist Holding Limited (2)	—	—	642,043	100%	84.36%
Tao Huang (3)	87,369	7.34%	—	—	1.15%

*	Less than 1%.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all our Class A Ordinary Shares and Class B Ordinary Shares as a single class. Each Class A Ordinary Share is entitled to one vote per share and each Class B Ordinary Share is entitled to ten votes per share on all matters submitted. Our Class B Ordinary Shares are convertible at any time at the option of the holder thereof into Class A Ordinary Shares on a one-for-one basis. Our Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(1)	The business address of the directors and executive officers of SAIH is c/o #266A South Bridge Road, #02-01 Singapore (058815).

(2)	Represents shares beneficially owned indirectly by Peng Zhang, and owned directly by Energy Science Artist Holding Limited.

(3)	The address of Tao Huang is c/o No.1 Lanqing Road, Haidian District, Beijing, China, 100097.

To our knowledge and based on our review of our shareholders list as of April 21, 2026, 1,190,317 of our outstanding Class A Ordinary Shares were held by four thousand and seventy-three record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, other receivables in deposits, prepayments and other current assets, net and amount due from related parties, stablecoin assets. As of December 31, 2024, and December 31, 2025, all of our cash and cash equivalents were held by major financial institutions located in Mainland China, United States and Singapore. We believe that these financial institutions are of high credit quality. For accounts receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable is significantly reduced. For amounts due from related parties and other receivables in deposits, prepayments and other current assets, we provide advances to the officers and third parties for daily operation. For stablecoin assets, we monitor the market closely, to ensure the credit risk of stablecoin assets can be detected when occurred, and adequate impairment is made when necessary. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Customer Concentration Risk

For the year ended December 31, 2025, one customer accounted for 65% of our total revenues. For the year ended December 31, 2024, two customers accounted for 20% and 16% of our total revenues. For the year ended December 31, 2023, three customers accounted for 33%, 23% and 17% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025, one customer accounted for 100% of the total balance of our accounts receivable. As of December 31, 2024, one customer accounted for 100% of the total balance of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of December 31, 2025 and 2024.

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

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing monetary asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. At this time, we have not entered into, but in the future, we may enter into, derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the effect hedging activities would have on our results of operations. Foreign currency exchange net gain of $0.03 million was recognized in 2025, compared to net losses of $0.03 million and $0.06 million in 2024 and 2023, respectively.

Inflation risk

Inflation has not materially affected our results of operations in the past. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2025, 2024 and 2023 were increases of 0.8%, 0.5% and 0.2%, respectively. According to US Inflation Calculator, the annual inflation rate of the United States for 2025, 2024 and 2023 were of 2.7%, 3% and 3.4%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if jurisdictions where we conduct our business experiences higher rates of inflation in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

The Company has 2,244,485 Warrants (the “Warrant”) to purchase Class A Ordinary Shares at an exercise price of $172.5 per share issued and outstanding. If all of our IPO Warrants were exercised in full for cash, we would receive an aggregate of approximately $387,173,662.50. The warrants will expire five years after the Closing, or earlier upon redemption or liquidation.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the internal control over financial reporting was effective as of December 31, 2025 based on the criteria established in this Internal Control-Integrated Framework (2013).

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

Changes in Internal Control over Financial Reporting

Save as disclosed elsewhere in this Annual Report, there were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of the Material Weaknesses in Internal Control

As of the date of this Annual Report, we have taken certain remedial measures to remedy the material weaknesses in our internal control over financial reporting and governance previously identified by us and our independent registered public accounting firms in connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2025.

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

ITEM 16. [Reserved]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Tianshi Yang, Lulu Zhou and Junfei Ren, and is chaired by Lulu Zhou. Our board of directors has determined that each member of the audit committee is “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Lulu Zhou meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of fees paid or to be paid to our independent registered public accounting firms , for services rendered.

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firms in connection with regulatory filings. The aggregate fees billed by Assentsure PAC for professional services rendered for the audit of our annual financial statements and other required filings with the SEC for the year ended December 31, 2025 totaled $257,000. Te aggregate fees billed by Audit Alliance LLP for professional services rendered for the review of the financial information included in our Form 6-k for the six months ended June 30, 2025 totaled $34,650. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings. The audit fees were $291,650($257,000 from Assentsure PAC and $34,650 from Audit Alliance LLP) and $273,000 for the years ended December 31, 2025 and 2024, respectively.

Audit-Related Fees. Audit-related services consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” We did not pay Audit Alliance LLP or Assentsure PAC for professional services rendered for audit related fees for the period from May 30, 2025 through December 31, 2025. The audit-related fees were $0 and $44,880 for the years ended December 31, 2025 and 2024, respectively.

Tax Fees. We did not pay Audit Alliance LLP or Assentsure PAC for tax planning and tax advice for the period from May 30, 2023 through December 31, 2025.

All Other Fees. We did not pay Audit Alliance LLP or Assentsure PAC for other services for the period from May 30, 2023 through December 31, 2025.

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 30, 2026, the Company appointed Assentsure PAC (“Assentsure”) as its independent certified public accounting firm, effective on the same day. Assentsure replaced Audit Alliance LLP ( “Audit Alliance”), the former independent certified public accounting firm of the Company, which the Company dismissed on March 30, 2026. The appointment of Assentsure and the dismissal of Audit Alliance were made after a careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company (the “Board”) and ratified by the Board. The Company’s decision to make this change was not a result of any disagreement between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 16.G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on Nasdaq, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must, for instance:

●	have a nomination and corporate governance committee composed entirely of independent directors;

●	have a compensation committee composed entirely of independent directors;

●	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq;

●	hold an annual general meeting of shareholders;

●	have regularly scheduled executive sessions with only independent directors; or

●	seek shareholder approval for (a) the implementation and material revisions of the terms of share incentive plans; (b) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party; (c) the issuance of more than 20% of our outstanding ordinary shares; and (d) an issuance that would result in a change of control.

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

There were no cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

Our chief operating officer leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our chief operating officer has 24 years of relevant experience in risk management, cybersecurity and information technology.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements” of this Report.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit no	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.2 to Form 6-K (File No. 001-40368) as filed with the Securities and Exchange Commission on April 27, 2026).
2.1	Warrant Agreement, dated April 28, 2021, between TradeUP Global Corporation and VStock Transfer, LLC, as warrant agent (incorporated herein by reference to Exhibit 4.1 to Form 8-K/A (File No. 001-40368) as filed with the Securities and Exchange Commission on May 6, 2021).
2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 to Form 20-F (001-40368) as filed with the Securities and Exchange Commission on April 19, 2024).
4.1	Business Combination Agreement, dated as of September 27, 2021, by and among TradeUP Global Corporation, TGC Merger Sub and SAITECH Limited (incorporated herein by reference to Exhibit 2.1 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.2	Amendment to Business Combination Agreement, dated as of October 20, 2021, by and among TradeUP Global Corporation, TGC Merger Sub and SAITECH Limited (incorporated herein by reference to Exhibit 2.2 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.3	Second Amendment to Business Combination Agreement, dated as of January 26, 2022, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited (incorporated herein by reference to Exhibit 2.3 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.4	Third Amendment to Business Combination Agreement, dated as of March 22, 2022, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited (incorporated herein by reference to Exhibit 2.4 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.5	Letter Agreement, dated April 28, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC and certain security holders named therein (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).
4.6	Letter Agreement Amendment, dated September 27, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC, David X. Li, Tao Jiang and Michael Davidov (incorporated herein by reference to Exhibit 10.2 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).
4.7	Letter Agreement Amendment No. 2, dated as of January 26, 2022, by and among TradeUP Global Sponsor, LLC, TradeUP Global Corporation and certain of TradeUP Global Sponsor, LLC’s equityholders (incorporated herein by reference to Exhibit 10.1 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on January 27, 2022).
4.8	Private Placement Share Purchase Agreement, dated April 28, 2021, between TradeUP Global Corporation and TradeUP Global Sponsor LLC (incorporated by reference to Exhibit 10.4 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).
4.9	Registration Rights Agreement, dated April 28, 2021, among TradeUP Global Corporation, TradeUP Global Sponsor LLC and certain security holders named therein (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on May 4, 2021).

Exhibit no	Description
4.10	Employment Agreement, dated September 27, 2021, between TradeUP Global Corporation and Risheng Li (incorporated herein by reference to Exhibit 10.3 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).
4.11	Employment Agreement, dated September 27, 2021, between TradeUP Global Corporation and Jian Zou (incorporated herein by reference to Exhibit 10.4 to Form 8-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 28, 2021).
4.12	Form of SAI 2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.9 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on March 29, 2022).
4.13	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.8 to Form F-4/A (File No. 333-260418) as filed with the Securities and Exchange Commission on December 3, 2021).
4.14	Equity Distribution Agreement, by and between SAI.TECH Global Corporation and Maxim Group LLC, dated September 5, 2023 (incorporated herein by reference to Exhibit 1.1 to Form 6-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 11, 2023).
4.15	Form of 2023 Equity Incentive Plan of SAI.TECH Global Corporation (incorporated herein by reference to Exhibit 10.1 to Form 6-K (File No. 001-40368) as filed with the Securities and Exchange Commission on September 14, 2023)
8.1	List of subsidiaries of the Company (incorporated herein by reference to Exhibit 8.1 to Form 20-F (001-40368) as filed with the Securities and Exchange Commission on April 19, 2024).
11.1*	Code of Business Conduct and Ethics
11.2*	Insider Trading Policies
12.1*	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Rules 13a-14(b) and 15d-14(d) under the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Rules 13a-14(b) and 15d-14(d) under the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1*	Consent of Assentsure PAC.
14.2*	Consent of Audit Alliance LLP.
97.1*	SAIH LIMITED Clawback Policy.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

^	Indicates management contract or compensatory plan

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAIHEAT LIMITED

	By:	/s/ Jianwei Li
Date: April 30, 2026	Name:	Jianwei Li
	Title:	Chief Executive Officer

SAIHEAT LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SAIHEAT Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SAIHEAT Limited (the “Company”) as of December 31, 2025, the related consolidated statement of operations and comprehensive income/(loss), changes in shareholders’ equity/(deficit), and cash flows for the year ended December 31, 2025, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

April 30, 2026

PCAOB ID Number 6783

We have served as the Company’s auditor since 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SAIHEAT Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SAIHEAT Limited (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity/(deficit), and cash flows for each of the two years in the period ended December 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Audit Alliance LLP

Singapore

April 28, 2025

PCAOB ID Number 3487

We served as the Company’s auditor from 2021 to 2026.

SAIHEAT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of December 31, 2024	As of December 31, 2025
	(US$)	(US$)
Assets
Current assets:
Cash and cash equivalents	1,038	202
Restricted cash	41	—
Accounts receivable	237	293
Inventories	772	63
Restricted crypto assets	3,080	5,516
Crypto assets	6,905	3,959
Stablecoin assets	20	45
Deposits, prepayments and other current assets, net	1,882	1,165
Total current assets	13,975	11,243

Non-current assets:
Property and equipment, net	3,974	958
Operating lease right-of-use assets, net	585	513
Total non-current assets:	4,559	1,471
Total assets	18,534	12,714

Liabilities and equity
Current liabilities:
Accounts payable	438	715
Operating lease liabilities-current	82	83
Advance from customers	870	10
Short-term borrowings	2,115	3,680
Other payables and accrued liabilities	177	395
Total current liabilities	3,682	4,883
Operating lease liabilities-non-current	486	432
Total non-current liabilities	486	432
Total Liabilities	4,168	5,315

Commitments and contingencies - Note 13

Shareholders’ equity:
* Class A Common Shares, $0.0015 par value; 22,024,624 shares authorized, 1,190,317 and 1,110,907 shares issued and outstanding on December 31, 2025 and December 31, 2024.	1	2
* Class B Ordinary shares ($0.0015 par value; 642,043 shares authorized and outstanding on December 31, 2025 and December 31, 2024)	1	1
Additional paid-in capital	52,137	52,192
Accumulated deficit	(37,231)	(44,283)
Accumulated other comprehensive loss	(542)	(513)
Total shareholders’ equity	14,366	7,399
Total Liabilities and shareholders’ equity	18,534	12,714

*	The shares and per share data are presented on a retroactive basis to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

SAIHEAT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for number of shares and per share data)

	For the years ended December 31,
	2023	2024	2025
	(US$)	(US$)	(US$)
Revenues	6,776	5,543	4,522
Cost of revenues	6,319	6,553	6,868
Gross Profit/(loss)	457	(1,010)	(2,346)

Sales and marketing expenses	1,134	284	279
General and administrative expenses	5,703	5,973	2,424
Research and development expenses	853	642	217
Impairment losses of assets	138	—	1,557
Total operating expenses	7,828	6,899	4,477

Loss from operations	(7,371)	(7,909)	(6,823)
Other income/(expense), net	1,251	2,023	369
Loss before income tax	(6,120)	(5,886)	(6,454)
Income tax benefit(expenses)	—	—	—
Net loss	(6,120)	(5,886)	(6,454)

Other comprehensive loss
Foreign currency translation (loss)/gain	(56)	(25)	29
Total comprehensive loss	(6,176)	(5,911)	(6,425)

Loss per ordinary share*
Basic and diluted	(3.7916)	(3.4582)	(3.5146)

Weighted average number of ordinary shares outstanding*:
Basic & diluted	1,614,089	1,702,018	1,836,330

*	The shares and per share data are presented on a retroactive basis to reflect the reverse stock split.

The accompanying notes are an integral part of the consolidated financial statements.

SAIHEAT LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

(In thousands, except for number of shares and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Series Seed Preferred shares		Additional	(Accumulated deficit)/	Accumulated other	Total shareholders’
	Number of shares*	Amount	Number of shares*	Amount	Number of shares*	Amount	paid-in capital	Retained earnings	comprehensive loss	equity/ (deficit)
		(US$)		(US$)		(US$)	(US$)	(US$)	(US$)	(US$)

Balance, January 1, 2024	1,013,163	1	642,043	1	—	—	48,680	(31,345)	(517)	16,820
Net loss	—	—	—	—	—	—	—	(5,886)	—	(5,886)
Share-based compensation expense	97,744	—	—	—	—	—	3,457	—	—	3,457
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(25)	(25)
Balance, December 31, 2024	1,110,907	1	642,043	1	—	—	52,137	(37,231)	(542)	14,366

Balance, January 1, 2025	1,110,907	1	642,043	1	—	—	52,137	(37,231)	(542)	14,366
Net loss	—	—	—	—	—	—	—	(6,454)	—	(6,454)
Share-based compensation expense	79,410	1	—	—	—	—	25	—	—	26
Other	—	—	—	—	—	—	—	(568)	—	(568)
Spin-off adjustment to parent	—	—	—	—	—	—	30	(30)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	29	29
Balance, December 31, 2025	1,190,317	2	642,043	1	—	—	52,192	(44,283)	(513)	7,399

*	The shares and per share data are presented on a retroactive basis to reflect the reverse stock split.

The accompanying notes are an integral part of the consolidated financial statements.

SAIHEAT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31,
	2023	2024	2025
	(US$)	(US$)	(US$)
Cash flows from operating activities
Net loss	(6,120)	(5,886)	(6,454)
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	1,347	1,655	1,430
Impairment loss on long-lived assets	138	—	1,350
Impairment loss on Inventories	—	—	207
(Gain)/Loss on disposal of property and equipment	402	2	(3)
Share-based payment	2,641	3,458	25
Changes in fair value of crypto assets	(785)	(2,034)	(591)
Gain from disposal of subsidiaries	(48)	—	—
ROU amortization	221	244	123
Changes in operating assets and liabilities
Accounts receivables and other receivables	686	858	(326)
Crypto assets	(1,300)	(90)	(1,410)
Restricted crypto assets	—	(3,080)	(2,436)
Deposits and prepayments to suppliers	(277)	(756)	1,018
Accounts payable	(119)	396	(303)
Inventories	106	(735)	506
Change in lease liability	(219)	(241)	(103)
Advance from customers	—	879	(866)
Other payables and accrued liabilities	202	(224)	216
Net cash used in operating activities	(3,125)	(5,554)	(7,617)

Cash flows from investing activities
Proceed from sale of property and equipment	115	73	239
Purchase of property and equipment	(5,049)	(713)	—
Changes in Stablecoin assets	(69)	61	(25)
Investment in Crypto assets	106	1,926	4,950
Net cash (used in) provided by investing activities	(4,897)	1,347	5,164

Cash flows from financing activities
Reverse recapitalization	9	—	—
Short-term borrowings	—	2,115	1,565
Net cash provided by financing activities	9	2,115	1,565
Effect of exchange rate changes	(26)	(5)	11
Net decrease in Cash and cash equivalents, Restricted cash	(8,039)	(2,097)	(877)
Cash and cash equivalents, Restricted cash at beginning of the year	11,215	3,176	1,079
Cash and cash equivalents, Restricted cash at end of the year	3,176	1,079	202

Supplemental disclosure of non-cash financing activities:
Obtaining a ROU asset in exchange for a lease liabilities	622	—	46

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

a. Reverse recapitalization

On April 29, 2022, the Company consummated the previously announced business combination (the “Business Combination”) with SAITECH Limited, a Singapore based digital mining operator. Following the closing of the Business Combination, SAITECH Limited became a wholly owned subsidiary of TradeUP Global Corporation (“TradeUP”), which subsequently renamed to “SAI.TECH Global Corporation”. The transaction is accounted for as a recapitalization, SAITECH Limited is determined as the predecessor and the historical financial statements of SAITECH Limited became the Company’s historical financial statements, with retrospective adjustments to give effect of the recapitalization. The equity is restated using the exchange ratio of 0.13376 established in the recapitalization transaction, which is $188 million and $10.00 per share (the “exchange ratio”) divided by 140,551,496 (total ordinary shares outstanding of SAITECH Limited), and together with holders of 3,492,031 TradeUP Class A Ordinary Shares, remaining after the redemption of 2,071,735 shares, received 3,492,031 Class A Ordinary Shares, holders of 272,247 TradeUP Class B Ordinary Shares received 272,247 Class A Ordinary Shares, and holders of 2,244,485 TradeUP Warrants received Warrants to purchase 2,244,485 Class A Ordinary Shares, to reflect the equity structure of the Company.

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

There is an aggregate of 12,933,653 Class A Ordinary Shares issued and outstanding, and 2,244,485 Class A Ordinary Shares issuable upon the exercise of the warrants to purchase Class A Ordinary Shares outstanding, with an exercise price of $172.5 per share.

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

On March 17, 2025, the Company effected a reverse stock split at a ratio of 15-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split (see Note 18).

c. Subsidiaries

As of December 31, 2025, all subsidiaries of the Company  were summarized as follows:

Name of the entity	Date of incorporation	Percentage of ownership	Place of incorporation	Principle business activities
Subsidiaries
Superlative Accelerating Infinite Limited	February 5, 2021	100%	BVI	Investment holding
Sustainable Available Innovative Limited	July 14, 2021	100%	BVI	Investment holding
Silicon Asset Investment Limited	March 3, 2021	100%	Hong Kong	Investment holding
Sustainable Available Innovative Pte. Ltd.	August 18, 2021	100%	Singapore	Investment holding
Hangzhou Dareruohan Technology Co., Ltd.	April 2, 2021	100%	PRC	Research and Development
SAI US INC.	February 24, 2022	100%	U.S.	Engaged in crypto asset mining business
SAITECH LIMITED	February 2, 2021	100%	CAY	Investment holding

2. Summary of Significant Accounting Policies

a) Basis of presentation

The Company’s consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, of which we are the primary beneficiary, from the dates they were acquired or incorporated. All inter-company transactions and balances have been eliminated upon consolidation.

c) Liquidity

For the year ended December 31, 2025, the Company had a net loss of $6,454 and net cash outflow in operating activities of $7,617. As of December 31, 2025, our consolidated current assets exceeded our consolidated current liabilities by $6,360, we had cash and cash equivalents of $202, crypto assets and stablecoin assets of $4,004, restricted crypto assets of $5,516, and accumulated deficit of $44,283. The Company believes its current cash and crypto assets on hand is sufficient to meet its operating and capital requirement for at least the next twelve months from the date these financial statements are issued.

Additionally, in 2026, the company is taking proactive measures to improve its business operations, to enhance its gross margin, and control operating expenses, to ensure that operation loss in 2026 does not further deteriorate compared to 2025.

d) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for credit losses, impairment losses for long-lived assets including intangible assets, impairment loss for crypto assets, valuation allowance for deferred tax assets, allowance for inventory obsolescence, estimated forfeiture rate in calculation of share-based payment, estimated interest rate on calculation of operating lease. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

	As of December 31, 2024	As of December 31, 2025
Balance sheet items, except for equity accounts	7.1884	7.0288

	For the Years Ended December 31,
	2023	2024	2025
Items in the consolidated statements of operations and comprehensive loss, and cash flows	7.0422	7.1205	7.1440

No representation is intended to imply that the RMB amounts could have been, or could have been, converted, realized or settled into US$ at that rate stated above, or at any other rate.

f) Cash and cash equivalents

Cash and cash equivalents consist of bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

g) Restricted cash

Restricted cash refers to the cash held by the Company for specific purposes (research and development) and cannot be immediately used for general operations or discretionary expenditures and investments. The Company receives a government grant primarily allocated for research and development expenditures, which must be approved by the pertinent authorities. In 2025, the Company fully settled its obligations related to this government grant.

h) Accounts receivable

The Company records accounts receivable at net realizable value consisting of the carrying amount less an allowance for credit loss as needed. The allowance for credit loss is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2025 and 2024, the Company did not record any allowances for credit loss against its accounts receivable.

i) Inventories

Inventories, which consist of digital mining cabinets and related accessories for production purposes, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the identified cost of the specific item. Inventory is written down for damaged and slow - moving items, which is dependent upon factors such as historical and forecasted consumer demand and expected selling price. Write - downs are recorded in the cost of revenues in the consolidated statements of operations and comprehensive (loss)/income.

For the year ended December 31, 2025, the Company recognized an inventory write - down of $207,887 due to slow - moving machines. In comparison, no inventory write - downs were recognized for the year ended December 31, 2024.

j) Crypto assets

Crypto assets purchased are recorded at cost and Crypto assets (mainly bitcoin) awarded to the Company though its mining activities are accounted for in connection with the Company’s revenue recognition policy. Crypto assets (bitcoin) are included in current and other assets in the accompanying Consolidated Balance Sheets due to the Company’s ability to sell bitcoin in a highly liquid marketplace and the selling of bitcoin to fund operating expenses to support operations. Crypto assets held are accounted for as intangible assets with indefinite useful lives. At each month end SAI re-measured crypto assets at fair value in the statement of financial position. Gains and losses from the remeasurement of crypto assets shall be included in net income. ASC 350-60 provides guidance on classifying proceeds from bitcoin and concludes that bitcoin converted nearly immediately into cash would qualify as cash flows from operating activities. All other sales would qualify as investing activities. The Company evaluates its sales of bitcoin and will record crypto assets sold nearly immediately as operating cash flows and the remainder will be recorded as investing activities. During year ended December 31, 2023, all proceeds from bitcoin sales were classified as investing activities. As a result of adopting ASC 350-60 on October 1, 2023, crypto assets are measured at fair value as of each reporting period. The fair value is measured using the period-end closing crypto assets price from its principal market in accordance with ASC 820, Fair Value Measurement.

Under ASU 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Operations and Comprehensive Income (Loss) each reporting period. The Company’s crypto assets are within the scope of ASU 2023-08, crypto assets are revalued at fair value at the end of each reporting period, with changes in fair value recognized in net income. As a result, fluctuations in the price of Bitcoin may significantly impact our results of operations. The Company recorded a $464 decrease in crypto assets and a $464 decrease in net income on the Consolidated Balance Sheets for the year ended December 31, 2025.

Crypto assets generated from the crypto assets mining business are included within operating activities in the accompanying consolidated statements of cash flows. The sales of crypto assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of crypto assets in the consolidated statements of operations and comprehensive (loss)/income.

k) Stablecoin assets

Stablecoin assets are included in current assets in the accompanying consolidated balance sheets. The Company classifies stablecoin assets as financial assets on the basis that one USDC can be redeemed for one U.S. dollar on demand from the issuer. The Company  holds USD Coin (USDC), which is redeemable at a rate of one USDC for one U.S. dollar on demand from the issuer and is accounted for as a financial instrument in accordance with ASC Topic 825. The purpose of keeping stablecoin assets is to invest in bitcoin when the price and market conditions are favorable to us. These stablecoin assets are recognized in the consolidated balance sheets as a liquidity resource, while not accounted for as cash or cash equivalents.

l) Restricted Crypto Assets

The Company classifies certain crypto assets, primarily Bitcoin generated through its self-mining activities, as Restricted Crypto Assets. These assets are contractually pledged as collateral to secure the Company’s borrowing arrangements. Restricted Crypto Assets are included in Current Assets in the accompanying Consolidated Balance Sheets. Although these assets are encumbered by security interests, the Company classifies them as current based on the short-term nature of the underlying debt obligations and the expectation that the collateral will be released or liquidated within the operating cycle to support liquidity and working capital requirements. Crypto assets generated through mining activities are initially recognized at fair value at the time of receipt, with a corresponding credit to revenue, consistent with the Company’s revenue recognition policy. When these assets are subsequently pledged as collateral, they are reclassified from unrestricted to restricted crypto assets on the balance sheet, with no impact on the carrying value at the time of the pledge.

In accordance with ASU 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60), the Company measures Restricted Crypto Assets at fair value at the end of each reporting period. Restricted Crypto Assets are derecognized when the collateral is released upon repayment of debt or if the assets are liquidated by the lender to settle the obligation.

m) Property and equipment, net

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

The Company’s property and equipment are recorded at cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Item	Useful lives	Ratio of residual values
Furniture, fixture and other equipment	3 years	5%
Electronic equipment	3 – 5 years	5%
Plant	Shorter of useful life or lease term	0%

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition. For the years ended December 31, 2025, 2024 and 2023, the Company recognized a gain of $3, a loss of $2 and a loss of $402, respectively, from disposal of property and equipment, net.

n) Construction in progress

Direct costs that are related to the construction of equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific plants and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

o) Impairment loss on long-lived assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. For the years ended December 31, 2025, 2024 and 2023, the Company recognized $1,350, nil and $138 on impairment loss on long-lived assets.

p) Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable and stablecoin assets. The carrying values of these financial instruments’ approximate fair values due to their short term in nature.

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

q) Revenue recognition

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

Sales of products

Revenue generated from sales of products occurs for the sales of crypto asset mining machines and outdoor computing infrastructure containers  to end customers. The Company presents the revenue generated from its product sales on a gross basis as the Company acts as the principal and has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Company also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators.

Revenues are measured in terms of the amount of consideration the Company expects to receive in exchange for transferring control of products to customers. Consideration from product sales is recorded net of value-added tax, and there is generally no other performance obligation other than the delivery of products. Proceeds from product sales are recognized as revenue at the point in time when the receipt of product is confirmed by the customer.

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

r) Income taxes

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

s) Uncertain tax positions

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

For the years ended December 31 2025, 2024 and 2023, the Company did not have any material interest or penalties associated with tax positions. The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2025 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

t) Segment reporting

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

u) Earnings per share

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

Basic earnings (loss) per ordinary share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the preferred shares using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied. For the years ended December 31 2025, 2024 and 2023, there were no dilutive shares.

v) Share based compensation

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

w) Commitments and contingencies

The Company accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred. As of December 31, 2025 and 2024, there were no contingent liabilities relating to litigations against the Company.

x) Leases

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

y) Reclassification

During the year, the Company reclassified collateral Bitcoins from long term assets to restricted crypto assets and comparative amounts in the consolidated balance sheets and consolidated statement of cash flows were restated for consistency.

z) Advance from customers

Advance from customers represent advance consideration received from customers for the sale of outdoor computing infrastructure containers, which is subject to contract liabilities under ASC 606. As of December 31, 2025, the related performance obligations under the contract with customers were not fully satisfied. Accordingly, the $10 deposit is recognized as a contract liability. It will be offset against the final delivery under the contracts.

The balance of advance from customers is recognized as revenue upon the completion of performance obligations. As of December 31, 2025 and 2024, the balance amounted to $10 and $870, respectively. Revenue recognized for the years ended December 31, 2025 and 2024 that was included in advance from customers balance at the beginning of the period was $870 and nil, respectively.

3. Inventories

Inventories consisted of the following:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Outdoor computing infrastructure container	766	63
Accessories	6	—
	772	63

Inventories are stated at the lower of cost or net realizable value. The company records provisions for inventory obsolescence and shrinkage based on expected usage and sales forecasts. During the year ended December 31, 2025, the Company recorded a charge of $207 to write down inventories   to their net realizable value. There was no such charge recorded for the year ended December 31, 2024.

4. Deposits, Prepayments and Other Current Assets, net

Prepaid expenses and other current assets consisted of the following

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Deposits for office spaces leases	91	61
Advance to vendors(i)	1,015	1
Deductible VAT tax	688	1,020
Other current assets(ii)	88	83
Deposits, prepayments and other current assets, cost	1,882	1,165
Deposits, prepayments and other current assets, net	1,882	1,165

(i)	Advance to vendors mainly consists of advance payments to suppliers of cooling containers. All such containers were delivered in 2025.

(ii)	Other current assets mainly consist of the advance payment to the power supplier in connection with the Company’s self-mining and tax refund.

5. Crypto assets

The Company adopted ASU 2023-08, which requires our crypto assets, including Bitcoin, USDT and other crypto assets, to be valued at fair value each reporting period with changes in fair value recorded in net income. The Company’s crypto assets are within the scope of ASU 2023-08 and the guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s crypto assets and fair value. The value of crypto assets is recognized at the value reported in the trading platform’s financial statements as of December 31, 2025.

The following table presents the Company’s significant crypto asset holdings as of December 31, 2025:

(in thousands, except number and per bitcoin)

Bitcoin holdings	31-Dec-24	31-Dec-25
Number of bitcoin held	67	43
Carrying basis - per bitcoin	$59,937	$101,791
Fair value - per bitcoin	$93,765	$88,301
Carrying basis of bitcoin	$4,009	$4,393
Fair value of bitcoin	$6,268	$3,808

Others crypto assets holding	31-Dec-24	31-Dec-25
Number of other crypto assets held	10,882	931
Carrying basis of other crypto assets	$202	$68
Fair value of other crypto assets	$221	$61

USDT holdings	31-Dec-24	31-Dec-25
Number of USDT held	415,770	90,163
Carrying basis - USDT	1	1
Fair value - per USDT	1	1
Carrying basis of USDT	416	90
Fair value of USDT	416	90

The following tables present a summary of the impacts of the adoption of ASU 2023-08, on the Company’s Condensed Consolidated Statements of Operations provided during the year ended December 31, 2025.

(in thousands)

	BTC	USDT	Others
Beginning Balance: Crypto assets, on January 1, 2025	6,268	416	221
Addition of crypto assets	1,411	90	—
Disposition of crypto assets	(3,286)	(416)	(160)
Unrealized gain on crypto assets	(585)	—	—
Crypto assets on December 31, 2025	$3,808	$90	$61

6. Property and Equipment, Net

Property and equipment, net, consisted of the following

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Electronic equipment	3,148	1,697
Furniture, fixtures and other equipment	2,294	1,208
Plants	1,982	1,899
Property and equipment, cost	7,424	4,804
Less: accumulated depreciation	(2,982)	(2,496)
Impairment	(468)	(1,350)
	3,974	958

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 were approximately $1,430, $1,655 and $1,255    respectively. During the year ended December 31, 2025, the Company recognized an impairment loss of $1,350 related to certain mining field equipment, including SAIHUB cabinets and outdated bitcoin mining machines. The impairment was primarily driven by the decline in Bitcoin prices and mining profitability, which resulted in lower projected future cash flows for these assets.

7. Operating Leases

The Company entered into various operating lease agreements, office lease, which was started in July, 2025, operation lease in Marietta, U.S., which was started in April, 2023. The remaining lease terms ranges from 1.25 to 7.25 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Company’s consolidated balance sheet.

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Right-of-use assets, net	585	513
Impairment of right-of-use assets	—	—
Right-of-use assets, net	585	513
Operating lease liabilities – current	82	83
Operating lease liabilities – non-current	486	432
Total operating lease liabilities	568	515

For the years ended December 31, 2025 and 2024, the Company recorded short-term lease costs of $54 and $51 respectively. Cash paid for amounts included in the measurement of operating lease liabilities were $123 and $272 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the weighted average remaining lease term was 6.9 years, and the weighted average discount rate was 4.6%.

The following table summarizes the maturity of operating lease liabilities as of December 31, 2025:

	Land&Plant lease	Office and other leases	Total
2026	75	29	104
2027	75	—	75
2028	80	—	80
2029	81	—	81
2030	81	—	81
Thereafter	182	—	182
Total	574	29	603
Less: imputed interest	88	—	88
Present value of lease liabilities	$486	$29	$515

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

Singapore

Sustainable Available Innovative Pte. Ltd. was established in Singapore and is subject to Singapore corporate income taxes at the rate of 17% for the years ended December 31, 2025, 2024 and 2023.

United States (“U.S.”).

SAI US INC. is incorporated in the U.S. and is subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% is effective beginning in 2018.

For the years ended December 31, 2025, 2024 and 2023, the Company’s income tax expense is nil, respectively.

A reconciliation of the income tax expense determined at the U.S. federal income tax rate to the Company’s actual income tax expense is as follows:

	For Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Loss before income tax expense	(6,120)	(5,886)	(6,454)
U.S. federal income tax rate	21%	21%	21%
Income tax benefit computed at the applicable tax rate	(1,285)	(1,236)	(1,355)
Expenses not deductible	555	726	5
Effect of differences in corporate income tax rates	(60)	(216)	(324)
Change in valuation allowance	790	726	1,674
Income tax expense	—	—	—

The Group’s deferred tax assets on December 31, 2025 and 2024 were as follows:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Deferred tax assets	3,755	5,428
Less: valuation allowance	(3,755)	(5,428)
Deferred tax assets, net	—	—

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

The following represents a roll-forward of the valuation allowance：

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Beginning balance	2,238	3,029	3,755
charge to tax expense in current year	790	726	1,674
Ending balance	3,029	3,755	5,428

9. Restricted Net Assets

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2025 and 2024, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries that are included in the Company’s consolidated net assets were approximately $13,721 and $12,501, respectively.

10. Employee Defined Contribution Plan

Full time employees of the Company’s subsidiaries in U.S., Singapore and PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of U.S., Singapore and PRC require that the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as incurred. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were $171, $171 and $334, respectively, for the years ended December 31, 2025, 2024 and 2023.

11. Share-based Payment

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

2021 Share Incentive Plan

On April 22, 2022, the Company’s shareholders adopted the 2021 Share Incentive Plan, which provides for the issuance of up to an initial 120,844 Class A ordinary shares (adjusted from 1,812,663) and subject to such adjustments in the plan, the then-applicable Share Reserve number will automatically increase (but not decrease) on January 1st of each year commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) three percent (3%) of the total number of ordinary shares of New SAIH outstanding on December 31st of the preceding year and (ii) such fewer number of Class A ordinary shares that the Board or any Committee may determine prior to January 1st of a given year; provided, if the effective date of the New SAIH Incentive Plan is after January 1, 2022, then the initial automatic increase shall occur on January 1, 2023 and the increases shall end on (and including) January 1, 2032.

In December 2022, the Company granted 93,467 restricted share units to employees under the 2021 Share Incentive Plan (adjusted from 1,402,000), which generally vest over a four-year period from the date of grant; however, in certain instances, all or a portion of grant may vest immediately. RSUs granted to management generally vest over a one-year period or, in certain instances, immediately. The Company measures the fair value of RSUs at the grant date and recognizes expense on a straight-line basis over the requisite service period from the date of grant for each separately-vesting under the graded-vesting attribution method.

2023 Share Incentive Plan

On September 6, 2023, the Company’s shareholders adopted the 2023 Share Incentive Plan, which provides for the issuance of up to an initial 91,786 Class A ordinary shares (adjusted from 1,376,792) and subject to such adjustments in the plan, the then-applicable Share Reserve number will automatically increase (but not decrease) on January 1st of each year commencing on January 1, 2024 and ending on (and including) January 1, 2033, in an amount equal to the lesser of (i) six percent (6%) of the total number of ordinary shares of New SAIH outstanding on December 31st of the preceding year and (ii) such fewer number of Class A ordinary shares that the Board or any Committee may determine prior to January 1st of a given year; provided, if the effective date of the New SAIH Incentive Plan is after January 1, 2024, then the initial automatic increase shall occur on January 1, 2025 and the increases shall end on (and including) January 1, 2034.

In February, 2023, the Company granted 26,667 RSUs to an employee for the compensation of service under the 2021 Share Incentive Plan (adjusted from 400,000), which is vested over four-year period from the date of grant.

In June, 2023, the Company granted 45,893 RSUs to six employees as annual bonus under the 2021 Share Incentive Plan (adjusted from 688,396), which was vested immediately.

In December, 2023, the Company granted 13,333 RSUs to one consultant for its service (adjusted from 200,000), which was vested immediately.

In February, 2024, the Company granted 22,734 RSUs to four employees as annual bonus under the 2021 Share Incentive Plan (adjusted from 341,017), which was vested immediately.

In February, 2024, the Company granted 10,000 RSUs to an employee for the compensation of service under the 2021 Share Incentive Plan (adjusted from 150,000), which is vested over four-year period from the date of grant.

In March, 2024, the Company granted 2,333 RSUs to two consultants for its service (adjusted from 35,000), which is vested over one-year period from the date of grant.

In October, 2024, the Company granted 52,718 RSUs to ten employees and one consultant for the compensation of service under the 2023 Share Incentive Plan (adjusted from 790,770), which was vested immediately.

In October, 2024, the Company granted 3,333 RSUs to one consultant for its service (adjusted from 50,000), which is vested over two-year period from the date of grant.

In December, 2024, the Company granted 22,300 RSUs to eighteen employees for the compensation of service (adjusted from 334,500), which is vested over three-year period from the date of grant.

In December, 2024, the Company granted 137,167 RSUs to twenty-four employees and two consultants for the compensation of service under the 2021 and 2023 Share Incentive Plan (adjusted from 2,057,500), which was vested immediately.

In October, 2025, the Company granted 10,614 RSUs to four employees and one consultant for the compensation of service under the 2021 Share Incentive Plan, which was vested immediately.

A summary of the Company’s RSU activity for the years ended December 31, 2025 and 2024, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested on December 31, 2023	66,791	32.14
Granted	250,584	13.44
Vested	(92,704)	19.05
Forfeited	(3,325)	37.35
Non-vested on December 31, 2024	221,346	16.65
Granted	10,614	8.79
Vested	(168,010)	18.17
Forfeited	(34,511)	14.79
Non-vested on December 31, 2025	29,439	18.18

The aggregate unrecognized share-based compensation expenses as of December 31, 2025 were approximately US$0.54 million, which will be recognized for the year till December 19, 2027.

12. Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and due from related parties, stablecoin assets. As of December 31, 2025, all of the Company’s cash and cash equivalents were held by major financial institutions located in PRC, U.S., and Cayman. The Company believes that these financial institutions are of high credit quality. For accounts receivable, the Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, the Company reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for credit loss. In this regard, the Company considers that the Company’s credit risk for accounts receivable is significantly reduced. For amount due from related parties, the Company provides advances to the officers for daily operation. For stablecoin assets, we monitor the market closely, to ensure the credit risk of stablecoin assets can be detected when occurred, and adequate impairment is made when necessary. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Concentration of customers

The following tables summarized the information about the Group’s concentration of customers as of and for the years ended December 31, 2025 and 2024, respectively:

	J	K	L	M	N
Year Ended December 31, 2025
Revenues, customer concentration	—	—	—	65%	—
Year Ended December 31, 2025
Purchases, supplier concentration	*	10%	52%	—	—
As of December 31, 2025
Accounts receivable, customer concentration	—	—	—	—	—
As of December 31, 2025
Accounts payable, supplier concentration	*	*	83%	—	—

	A	B	C	F	H	I	J	K	L
Year Ended December 31, 2024
Revenues, customer concentration	16%	—	—	*	*	20%	—	—	—
Year Ended December 31, 2024
Purchases, supplier concentration	—	12%	34%	—	—	—	11%	13%	—
As of December 31, 2024
Accounts receivable, customer concentration	100%	—	—	—	—	—	—	—	—
As of December 31, 2024
Accounts payable, supplier concentration	—	15%	—	—	—	—	—	—	76%

	A	B	C	D	E	F	G	H
Year Ended December 31, 2023
Revenues, customer concentration	*	—	—	—	—	33%	23%	17%
Year Ended December 31, 2023
Purchases, supplier concentration	—	12%	56%	12%	—	—	—	—
As of December 31, 2023
Accounts receivable, customer concentration	25%	—	—	—	—	11%	—	63%
As of December 31, 2023
Accounts payable, supplier concentration	—	41%	—	—	50%	—	—	—

*	Less than 10%.

—	No transaction incurred during the year/no balance existed as of the balance sheet date.

13. Commitments and Contingencies

Operating lease commitment:

The information on operating lease commitment is provided in Note 7.

14. Loss Per Share

Basic and diluted loss per ordinary share for each of the period presented is calculated as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Numerators
Net loss	(6,120)	(5,886)	(6,454)
Less: Net income allocated to Series Angel and Series Pre-A preferred share	—	—	—
Adjusted net loss	(6,120)	(5,886)	(6,454)
Denominators
Weighted average number of ordinary shares outstanding-Basic and diluted*	1,614,089	1,702,018	1,836,330
Loss per ordinary share-Basic and diluted	(3.7916)	(3.4582)	(3.5146)

*	The ordinary shares are presented on a retroactive basis to reflect the Company’s share consolidation on April 29, 2022

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the years ended December 31, 2025, 2024 and 2023, the Company had no dilutive shares.

The shares and per share data are presented on a retroactive basis to reflect the reverse stock split on March 17, 2025.

15. Amount due from/(to) related parties

The following is a list of the related parties with whom the Company conducted transactions for the years ended December 31, 2025 and 2024, and their relations with the Company:

Name of the related parties	Relation with the Company
Mr. Peng Zhang	Controlling Shareholder
Energy Science Artist Holding Limited	Shareholder of the Company

There were no related party transactions occurred during the year ended December 31, 2025, and the balance of amount due from/to related parties was US$ 0 as of December 31, 2025 and 2024.

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

16. Other payables and accrued liabilities

Other payables and accrued liabilities consisted of the following:

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Accrued payroll and employee benefits	113	102
Other Tax Payable	9	6
Other payables	55	287
Total	177	395

Other payables and accrued liabilities primarily include employee-related expenses, tax payable, and other amounts due to third parties in the ordinary course of business. Other payables mainly represent accrued service fees and other operating expenses that were incurred but not yet invoiced or paid as of the balance sheet date. The increase in other payables in 2025 was primarily due to higher accrued operating and service-related expenses. All balances are short-term in nature and are expected to be settled within one year.

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

The following table details revenue and cost of revenues for the Company’s reportable segments for the years ended December 31, 2025, 2024 and 2023, and reconciles to net income (loss) in the consolidated statements of operations:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Reportable segment revenue:
Revenue – sales of products	$4,802	$2,503	$3,116
Revenue – hosting service	366	52	—
Revenue – mining pool	308	69	—
Revenue – mining revenue	1,300	2,919	1,406
Total segment and consolidated revenue	6,776	5,543	4,522
Reportable segment cost of revenue
Cost of revenues – sales of products	4,290	2,276	3,391
Cost of revenues – hosting service	329	38	—
Cost of revenues – mining pool	308	68	—
Cost of revenues – mining revenue	1,392	4,171	3,477
Total segment and consolidated cost of revenues	6,319	6,553	6,868
Reconciling Items:
Selling, general and administrative expenses	(6,837)	(6,257)	(2,703)
Research development expenses	(853)	(642)	(217)
Impairment losses of assets	(138)	—	(1,557)
Other income	1,251	2,023	369
Income tax expense	—	—	—
Net loss	$(6,120)	$(5,886)	$(6,454)

18. Parent Only Information

SAI.TECH Global Corporation (the “Parent Company”) was incorporated on January 26, 2021, and have become parent company of the Company since the completion of the Business Combination on April 29, 2022. Following the closing of the Business Combination, SAITECH Limited became a wholly owned subsidiary of TradeUP Global Corporation (“TradeUP”), which subsequently renamed to “SAI.TECH Global Corporation”. The transaction is accounted for as a recapitalization, SAITECH Limited is determined as the predecessor and the historical financial statements of SAITECH Limited became the Company’s historical financial statements, and SAITECH Limited’s financial statements are determined as the Company’s Parent Company financial statements. See Note 1a – “Reverse recapitalization” for more information. On August 30, SAI.TECH Global Corporation changed its name to SAIHEAT LIMITED.

The following disclosures presented the financial positions of the Parent Company as of December 31, 2024 and 2025, and results of operations and cash flows for the years ended December 31, 2025, 2024 and 2023, as if the current corporate structure has been in existence throughout the periods presented.

The audited condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements.

Condensed Balance Sheets
(In thousands, except for share and per share data, or otherwise stated)

	As of December 31, 2024	As of December 31, 2025
	US$	US$
Assets
Cash	313	85
Amounts due from related parties	23,790	21,799
Long-term investment	50	50
Crypto Assets	403	792
Total Assets	24,556	22,726
Liabilities
Accounts payable	72	—
Accrued payroll	22	29
Operating lease liabilities-current	1	1
Investments in subsidiaries	10,095	15,297
Total Liabilities	10,190	15,327
Equity:
Class A Common Shares, $0.0015 par value; 22,024,624 shares authorized, 1,190,317 and 1,110,907 shares issued and outstanding in December 31, 2025 and December 31, 2024.	1	2
Class B Ordinary shares ($0.0015 par value; 642,043 shares authorized and outstanding on December 31, 2025 and December 31, 2024)	1	1
Additional paid-in capital	52,137	52,192
accumulated deficit	(37,231)	(44,283)
Accumulated other comprehensive loss	(542)	(513)
Total equity	14,366	7,399
Total Liabilities and Equity	24,556	22,726

Condensed Statements of Operations
(In thousands, except otherwise stated)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenue	1,497	1,015	382
Cost of revenue	(1,134)	(919)	(431)
General and administrative expenses	(1,583)	(1,025)	(1,329)
Sales and marketing expenses	(63)	(34)	(41)
Other expense, net	31	13	178
Share of loss from subsidiaries	(4,868)	(4,936)	(5,213)
Net loss	(6,120)	(5,886)	(6,454)

Condensed Statements of Cash Flows
(In thousands, except otherwise stated)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows used in operating activities	(2,150)	461	(2,219)
Investment in subsidiaries	—	—	—
Collection of due from/(increase in due from) subsidiaries	(6,782)	(601)	1,991
Cash flows (used in) provide by investing activities	(6,782)	(601)	1,991
Reverse Recapitalization	9	—	—
Cash flows from financing activities	9	—	—
Effect of exchange rate changes	—	—	—
Net change in cash and cash equivalents	(8,923)	(140)	(228)
Cash and cash equivalents at beginning of the period	9,376	453	313
Cash and cash equivalents at end of the period	453	313	85